Form 20-F
period 2001-04-30
WORLD GAMING PLC
filed 2001-11-01
CIK 1126599

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 20-F

                                   (MARK ONE)
/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2001

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-32793
                                WORLD GAMING PLC
           ----------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                England and Wales
                 (Jurisdiction of Incorporation or Organization)
                               33 St. James Square
                                 London, England
                  Tel: (44) 207-661-9332 Fax: (44) 207-661-9400
                    (Address of Principal Executive Offices)

        Securities registered pursuant to Section 12(b) of the Act: NONE

         Securities registered pursuant to Section 12(g) of the Act: Ordinary Shares, nominal value (pound)0.002 per share, represented by American Depositary Shares evidenced by American Depositary Receipts.

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:
NONE

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

  As of April 30, 2001, the Registrant had 2 Ordinary Shares issued and outstanding, nominal value (pound)0.01 per share.

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes /X/  No / /

         Indicate by check mark which financial statement item the registrant has elected to follow.
/X/ Item 17    / / Item 18

================================================================================

                                WORLD GAMING PLC

                           ANNUAL REPORT ON FORM 20-F
                    FOR THE FISCAL YEAR ENDED APRIL 30, 2001

                                TABLE OF CONTENTS


CERTAIN DEFINITIONS AND CONVENTIONS...............................................................................1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.................................................................1

PART I............................................................................................................2

   ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS................................................2

   ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..............................................................2

   ITEM 3.   KEY INFORMATION......................................................................................2
             SELECTED FINANCIAL DATA..............................................................................2
             RISK FACTORS.........................................................................................3

   ITEM 4.   INFORMATION ON THE COMPANY...........................................................................9
             HISTORY AND DEVELOPMENT..............................................................................9
             OUR OPERATIONS......................................................................................10
             RESTRUCTURING OF OPERATIONS.........................................................................11
             MARKETING...........................................................................................12
             COMPETITIVE ENVIRONMENT.............................................................................12
             INTELLECTUAL PROPERTY...............................................................................12
             TECHNOLOGY..........................................................................................13
             PRODUCTS AND SERVICES...............................................................................14
             GAMING PRODUCTS UNDER DEVELOPMENT...................................................................16
             WORLD GAMING LICENSEES..............................................................................17
             BUSINESS STRATEGY...................................................................................18
             ORGANIZATIONAL STRUCTURE............................................................................19
             GOVERNMENT LICENSING AND REGULATION AND RELATED RISKS...............................................21
             PROPERTY, PLANTS AND EQUIPMENT......................................................................23

   ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................................................24
             RESULTS OF OPERATIONS (DOLLARS IN THOUSANDS)........................................................24
             LIQUIDITY AND CAPITAL RESOURCES (CURRENCY AMOUNTS IN THOUSANDS).....................................26
             CONTINGENCIES AND COMMITMENTS.......................................................................27
             RESEARCH AND PRODUCT DEVELOPMENT....................................................................27
             TREND INFORMATION...................................................................................28

   ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................................................28
             DIRECTORS AND SENIOR MANAGEMENT.....................................................................28
             BACKGROUND INFORMATION CONCERNING DIRECTORS AND SENIOR MANAGEMENT...................................28
             BACKGROUND INFORMATION CONCERNING CERTAIN KEY EMPLOYEES.............................................30
             COMPENSATION........................................................................................31
             WORLD GAMING PLC 2001 SHARE OPTION PLAN.............................................................33
             BOARD PRACTICES.....................................................................................34
             COMMITTEES OF THE BOARD OF DIRECTORS................................................................35
             EMPLOYEES...........................................................................................35
             SHARE OWNERSHIP OF SENIOR MANAGEMENT................................................................36

   ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................................................36
             MAJOR SHAREHOLDERS..................................................................................36
             RELATED PARTY TRANSACTIONS..........................................................................37



   ITEM 8.   FINANCIAL INFORMATION...............................................................................37
             CONSOLIDATED FINANCIAL STATEMENTS...................................................................37
             LEGAL PROCEEDINGS...................................................................................37
             POLICY ON DIVIDEND DISTRIBUTION.....................................................................40

   ITEM 9.   THE OFFER AND LISTING...............................................................................40
             NATURE OF TRADING MARKET............................................................................40
             DIVIDEND INFORMATION................................................................................41
             REGISTRAR, TRANSFER AGENT AND DEPOSITARY............................................................41

   ITEM 10.  ADDITIONAL INFORMATION..............................................................................41
             MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION...............................................41
             BOARD ACTION AND POWERS.............................................................................42
             DESCRIPTION OF SHARE CAPITAL........................................................................44
             EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS..................................48
             CHANGE OF CONTROL...................................................................................49
             MATERIAL CONTRACTS..................................................................................49
             EMPLOYMENT AND CONSULTING AGREEMENTS................................................................51
             TAXATION............................................................................................53
             UNITED KINGDOM TAX CONSEQUENCES.....................................................................54
             UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.......................................................57
             TAX CONSEQUENCES FOR U.S. HOLDERS...................................................................57
             TAX CONSEQUENCES FOR NON-U.S. HOLDERS...............................................................62
             TAXATION OF THE COMPANY.............................................................................63
             DOCUMENTS ON DISPLAY................................................................................64

   ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........................................64

   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............................................64

PART II..........................................................................................................64

   ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................................................64

   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS........................65
             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS............................................65
             USE OF PROCEEDS FROM OFFERING.......................................................................65

PART III.........................................................................................................65

   ITEM 17.  FINANCIAL STATEMENTS................................................................................65
             CONSOLIDATED FINANCIAL STATEMENTS...................................................................65

   ITEM 18.  FINANCIAL STATEMENTS................................................................................65

   ITEM 19.  EXHIBITS............................................................................................65

                       CERTAIN DEFINITIONS AND CONVENTIONS

         IN THIS ANNUAL REPORT, REFERENCES TO THE "COMPANY", "WE", "US" AND "OUR" REFER TO WORLD GAMING PLC AND ONE OR MORE OF ITS OPERATING SUBSIDIARIES AS THE CONTEXT MAY REQUIRE. WORLD GAMING PLC AND ITS SUBSIDIARY, WG INTERNATIONAL LTD, ARE HOLDING COMPANIES AND THEY CONDUCT THEIR BUSINESSES THROUGH THEIR OPERATING SUBSIDIARIES. ALL REFERENCES TO "STARNET" REFER TO ONE OF OUR SUBSIDIARIES, STARNET COMMUNICATIONS INTERNATIONAL, INC. AS A RESULT OF A HOLDING COMPANY REORGANIZATION EFFECTIVE IN MAY 2001, WE BECAME A SUCCESSOR TO THE BUSINESS OF STARNET. REFERENCES TO $ AND "U.S. DOLLARS" ARE TO UNITED STATES CURRENCY, ANY REFERENCES TO "(POUND)", "POUNDS STERLING", "PENCE" OR "P" ARE TO U.K. CURRENCY, AND ANY REFERENCES TO "CDN" ARE REFERENCES TO CANADIAN CURRENCY. PERCENTAGES AND CERTAIN AMOUNTS CONTAINED HEREIN HAVE BEEN ROUNDED FOR EASE OF PRESENTATION. ANY DISCREPANCIES IN ANY TABLE BETWEEN TOTALS AND THE SUMS OF AMOUNTS LISTED ARE DUE TO ROUNDING.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We make certain forward-looking statements in this Form 20-F within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this Form 20-F, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this Form 20-F.

         The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, but not limited to, the risks and uncertainties referred to under "Item 3. KEY INFORMATION - RISK FACTORS," and elsewhere within the document and in other of our filings with the Securities and Exchange Commission.

         We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not applicable.

ITEM 3.  KEY INFORMATION.

         SELECTED FINANCIAL DATA

         The data below should be read in conjunction with "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS" and our audited consolidated financial statements and notes relating thereto appearing elsewhere in this annual report, and which have been audited by HJ & Associates, LLC, our independent auditors, as at and for the year ended April 30, 2001 and 2000, and by Ernst & Young, our prior independent auditors, as at and for the year ended
April 30, 1999. The selected financial data for the financial years ended April 30, 2000, 1999, 1998 and 1997 is derived from the financial statements of our subsidiary Starnet, which we acquired subsequent to the fiscal year ended April 30, 2001 pursuant to a holding company reorganization.

         The data below, except for share information, is in thousands of U.S. dollars.


                                                          FOR THE YEARS ENDED APRIL 30,
                                  ------------------------------------------------------------------------------
                                     2001            2000             1999             1998            1997
                                  ------------    ------------     ------------    -------------    ------------
STATEMENT OF OPERATIONS DATA:
Net sales                             $20,153         $17,881           $6,255             $257               --

Income (loss) from operations         (17,019)         (4,886)           1,004             (746)

Income (loss) from continuing
operations                            (16,756)         (4,462)           1,031             (818)              --

Income (loss) from continuing
operations per common share             (0.52)          (0.16)            0.04            (0.04)              --

Weighted average number of
shares                             32,201,181      29,625,460       22,951,546       21,002,885       20,000,000

Diluted earnings per share                 --              --             0.08               --               --

Cash dividends declared per
common share                               --              --               --               --               --



         Prior to 1998, activities of Starnet were limited to activities that have since been classified as discontinued operations.

         Selected balance sheet data as at April 30 for the years indicated (in thousands of U.S. dollars):


                                                           AS OF APRIL 30,
                                   ----------------------------------------------------------------
                                     2001           2000          1999          1998        1997
                                   ----------     ----------    ----------    ---------    --------
     BALANCE SHEET DATA:
     Total assets                    $20,188        $27,983       $13,439       $3,275      $1,197
     Net assets                        2,211         19,376         9,420        1,298         (71)
     Long-term obligations             2,784            979           818          419         312
     Capital stock                    22,394         22,143         8,584        2,421          20


         RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS IN MAKING AN INVESTMENT DECISION REGARDING THE COMPANY. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS MAY SUFFER. AS A RESULT, THE TRADING PRICE OF OUR AMERICAN DEPOSITARY SHARES AND THE VALUE OF OUR ORDINARY SHARES COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE EXPERIENCED NET LOSSES IN THE PAST.

         We had negative cash flows during the fiscal year ended April 30, 2001, and while we had previously reached profitability, we are not now profitable. We had net losses from continuing operations of approximately $4.4 million for the year ended April 30, 2000, and approximately $16.7 million for the year ended April 30, 2001. Even if we achieve profitability, we may not be able to sustain or increase profitability on an annual basis in the future. Our future performance will depend in part, on the amount and rates of growth in our net revenue from licensing of our gaming software products and revenues generated by our own Internet gaming business, and on our ability to control our operating expenses. In addition, our future success will depend upon many factors, including those which may be beyond our control or which cannot be predicted at this time, such as the emergence of additional competitors, downturn in the global economy, emergence of new technologies and changes in governmental regulations. As a result of these and other factors, there can be no assurance that we will ever achieve profitability.

WE HAVE THREE CUSTOMERS WHO ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR REVENUES, AND THE LOSS OF ANY OF THEM MAY SIGNIFICANTLY IMPACT OUR CASH FLOW.

         Three of our licensees account for a substantial portion of our consolidated revenue. Our three largest licensees account for 31.5%, 13.8% and 9.8% respectively of our consolidated revenue. The loss of any of these three licensees may adversely and significantly affect our cash flow.

WE NEED ADDITIONAL FINANCING AND THERE IS NO ASSURANCE IT CAN BE OBTAINED.

         We currently have insufficient capital to meet our future development plans for new gaming products, and require an inflow of additional capital or financing. There can be no assurance that any such capital or additional financing will be available on terms acceptable to us, or at all. Any such additional financing, if available, could result in substantial dilution of the equity interests of existing shareholders. If additional financing is not available, we are not certain whether we will have sufficient cash flow and expense flexibility to bring us into a positive cash flow position.

WE HAVE BEEN INVOLVED IN CIVIL AND CRIMINAL LITIGATION, WHICH HAS RESULTED IN SIGNIFICANT EXPENSES AND OTHER CONSEQUENCES.

         We have been involved in several lawsuits and have been investigated by the Canadian government. One such lawsuit was brought by a former licensee of one of our subsidiaries, Starnet Systems International, Inc. There is a risk that Starnet Systems could lose this pending lawsuit and be subject to significant damages. We have also defended ourselves against a class action lawsuit that alleged that Starnet knowingly made material misrepresentations regarding the nature and inherent risks of Starnet's business in filings to the United States Securities and Exchange Commission, press releases and other public statements. We have entered into a memorandum of understanding to settle the class action litigation, but no assurances can be made that the settlement will proceed as planned or that Starnet will be able to complete the settlement or that it will be approved by the court. The investigation by the Canadian government authorities was settled in August 2001 and resulted in a guilty plea by Starnet to a criminal charge and a fine. There is a risk that we or our subsidiaries will be subject to similar lawsuits or government actions in the future. (See Item 8. LEGAL PROCEEDINGS and see also Item 4. GOVERNMENT REGULATION AND RELATED RISKS).

THE INTERNET GAMING INDUSTRY MAY BE SENSITIVE TO ECONOMIC CONDITIONS.

         The Internet gaming industry is relatively new and there is insufficient history for us to predict the impact that changes in economic conditions will have on our business. Although it is likely that a downturn in the economy will have a negative impact on our revenues, the extent of such impact is uncertain. During the last fiscal year, the economies of the major developed nations have been declining, and some private economists declared that in the aftermath of the terrorist attacks in the United States a global recession is inevitable. We have suffered losses due to the cancellation of the sporting events after the terrorist attacks in the United States. If consumer confidence does not rise and the global economy does not show signs of recovery in the near future, we may lose a significant portion of our business and revenues.

WE MAY BE SUBJECT TO REGULATION OF INTERNET GAMING.

         The licensees of our software products, and the Company itself, are subject to applicable laws in various jurisdictions. As companies and consumers involved in Internet gaming are located around the globe, including the end-users of our licensees, there is uncertainty regarding exactly which governments have jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming could have a material adverse effect on our business, revenues, operating results and financial condition. In addition, legislation designed to restrict or prohibit Internet gaming may be adopted in the future by the United States or other jurisdictions. Also, existing legislation around the world, including the United States and its individual states, could be construed to prohibit or restrict gaming through the use of the Internet and there is a risk governmental authorities may view us or our licensees as having violated such legislation. There is a risk that criminal and civil proceedings could be initiated in such jurisdictions against us or our licensees, and such proceedings could involve substantial litigation expense, penalties, fines, diversion of the attention of key executives, injunctions or other prohibitions being invoked against us or our licensees. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition. In addition, as electronic commerce develops further, it may generally be the subject of government regulation. Also, current laws that pre-date or are incompatible with Internet electronic commerce may be enforced in a manner that restricts the electronic commerce market. Any such developments could have a material adverse effect on our business, revenues, operating results and financial condition. (See Item 4. GOVERNMENT LICENSING AND REGULATION AND RELATED RISKS; and Item 8. LEGAL PROCEEDINGS.)

WE FACE SIGNIFICANT COMPETITION AND THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO COMPETE.

         The Internet entertainment industry involves rapid technological change and is characterized by intense and substantial competition. Many of our competitors are well established, substantially larger and have substantially greater resources than we do. It is also likely that other competitors will emerge in the future. Additionally, we will have to compete with other companies that have greater market recognition, greater resources and broader distribution capabilities than us. Increased competition by existing and future competitors could materially and adversely affect our business, financial condition and results of operations.

OUR SOFTWARE AND HARDWARE SYSTEMS MAY FACE PROBLEMS IF THE VOLUME OF USAGE INCREASES.

         The performance of our online services is critical to our reputation and to achieving market acceptance. Any system failure, including network, software or hardware failure, that causes interruption or an increase in response time of our online services could result in decreased usage of our services and, if sustained or repeated, could reduce the attractiveness of our online services to our clients. An increase in the volume of usage of online services could strain the capacity of the software or the hardware employed, which could lead to slower response time or system failures, thereby adversely affecting our revenues.

         The process of managing traffic within large, high traffic Internet online services such as those provided by us is an increasingly important and complex task. Our operations are dependent in part upon our ability to protect our operating systems against physical damage from acts of God, power loss, telecommunications failures, physical break-ins and similar events. The occurrence of any of these events could result in interruptions, delays or cessation in service to users of our online services, which could have a material adverse effect on our business, financial condition and results of operations. A large portion of our network infrastructure is located at a single, leased facility in Antigua, West Indies. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, Internet failure, break-ins, hurricanes and similar events. While we do not have redundant facilities at a secondary location in the event of an emergency, we have a variety of backup servers at our primary site to deal with system failures.

         Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors that could cause system failures when introduced. We are also dependent upon search engines, web browsers, Internet service providers ("ISPs") and online service providers ("OSPs") to provide Internet users access to our web sites. Our clients may experience difficulties accessing or using our web sites due to system failures or delays unrelated to our systems. We do not carry business interruption insurance to compensate us for these types of losses.

OUR FUTURE GROWTH DEPENDS ON CONTINUED GROWTH IN THE USE OF THE INTERNET.

         Our future success is substantially dependent upon continued growth in the use of the Internet and, as it relates to our business, in the acceptance and volume of commercial transactions on the Internet. There can be no assurance that the number of Internet users will continue to grow or that commerce over the Internet will become more widespread. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including:

     o   lack of acceptable security technologies,

     o   lack of access and ease of use,

     o   congestion of traffic,

     o inconsistent quality of service and lack of availability of cost-effective, high-speed service,

     o   potentially inadequate development of the necessary infrastructure,

     o   excessive governmental regulation, and

     o uncertainty regarding intellectual property ownership or timely development and commercialization of performance improvements, including high speed modems.

         Our success also depends upon, among other things, the continued development and maintenance of a viable Internet infrastructure to support the continued growth in the use of the Internet. The maintenance and improvement of this infrastructure will require timely development of products, such as high speed modems and communications equipment, to continue to provide reliable Internet access and improved content. The current Internet infrastructure may not be able to support an increased number of users or the increased bandwidth requirements of users and, as such, the performance or reliability of the Internet may be adversely affected. Furthermore, the Internet has experienced certain outages and delays as a result of damage to portions of its infrastructure. Similar outages and delays in the future could adversely affect the level of traffic on our web site destination.

         The effectiveness of the Internet may decline due to delays in the development or adoption of new standards and next-generation Internet protocols designed to support increased levels of activity, and our results of operations and financial condition could be materially and adversely affected. Such infrastructure, standards or protocols, including additional domain levels, or complementary products, services or facilities may cause us to incur substantial expenditures in order to adapt our services to changing or emerging technologies. To the extent additional domain levels are added, their existence may greatly increase the level of competition for our web site destination.

OUR COMPUTER SYSTEMS FACE ONLINE SECURITY RISKS.

         Despite the implementation of security measures, our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. For example, given the content of our web sites, there is an incentive for "hackers" to penetrate our network security. A party that is able to circumvent security measures could misappropriate proprietary information and, perhaps, most critically, cause interruptions in our operations. ISPs and OSPs have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. We may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. There can be no assurance that any measures implemented will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to clients accessing our web sites, which could have a material adverse effect on our business, results of operations and financial condition.

OUR LICENSEES RELY ON CREDIT CARDS FOR A SUBSTANTIAL PORTION OF THE DEPOSITS BY THEIR CUSTOMERS.

         We derive most of our revenues from the revenues of our licensees, which are directly dependent on the amounts of funds deposited by their customers. A substantial portion of these deposits are made by credit cards. Many issuing banks of the major credit cards, Visa and MasterCard, particularly in the United States, currently will not process transactions with the industry code for Internet gaming when the credit card is not physically presented to the merchant, due to the perceived increased risk of chargebacks. If additional issuing banks also decide not to process such transactions, this will make it more difficult for customers to deposit funds for betting. This would likely lead to lower revenues for the licensees and consequently would have a negative effect on our royalty revenues. We support the industry efforts to lobby banks and credit card companies and help educate them as to the nature of the industry.

THE MARKET FOR INTERNET SERVICES IS IN A STATE OF RAPID TECHNOLOGICAL CHANGE AND WE MAY NOT BE ABLE TO KEEP UP.

         The market for Internet services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require us to effectively use leading technologies, continue to develop our technological expertise, enhance our current services and continue to improve the performance, features and reliability of our web sites. There can be no assurance that we will be successful in responding quickly, cost effectively and sufficiently to these or other such developments. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures to modify or adapt our web sites. A failure to respond rapidly to technological developments could have a material adverse effect on our business, results of operations and financial condition.

WE MUST CONTINUE TO IMPROVE AND EXPAND OUR SKILLS AND PERSONNEL TO EXPAND OUR BUSINESS OPERATIONS, BUT MAY NOT BE ABLE TO DO SO.

         In order to expand our business operations, we must continue to improve and expand the expertise of our personnel and must attract, train and manage qualified managers and employees to oversee and manage our contemplated expanded operations. There can be no assurance that we will be able to manage effectively the expansion of our operations or that our current personnel, systems, procedures and controls will be adequate to support operations. Any failure of management to manage effectively our growth could have a material adverse effect on our business, results of operations and financial conditions. Although management intends to ensure that our internal controls remain adequate to meet the demands of further growth, there can be no assurance that our systems, controls or personnel will be sufficient to meet these demands. Inadequacies in these areas could have a material adverse effect on our business, financial condition and results of operations.

WE HAVE LIMITED INTELLECTUAL PROPERTY PROTECTION AND THERE IS RISK THAT OUR COMPETITORS WILL BE ABLE TO APPROPRIATE OUR TECHNOLOGY.

         We regard to our proprietary software, trade secrets and similar intellectual property as critical to our success. In that context, we rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions. There is no guarantee that these efforts will be adequate, or that third parties will not infringe upon or misappropriate our proprietary rights. In addition, if we obtain copyright and trademark protection, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our web sites. Since trademark and copyright protections are not "self-enforcing", future litigation may be necessary to enforce and protect our secrets and other intellectual property rights. We may also may be sued for claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Such litigation could result in substantial costs. An adverse outcome could require us to cease using such intellectual property. Any litigation regarding propriety rights could be costly and divert management's attention, result in the loss of certain of proprietary rights, require us to seek licensees from third parties and prevent us from selling our services, any one of which could have a material adverse effect on our business, results of operations and financial condition.

WE MAY BE HELD LIABLE FOR THE CONTENT OF OUR WEB SITES.

         As a distributor of Internet content, we face potential liability for negligence, copyright, patent, trademark infringement, defamation, indecency, disparagement and other claims based on the nature and content of the materials that we transmit. Any imposition of liability that is not covered by insurance, is in excess of insurance coverage or is not covered by an indemnification by a content provider could have a material adverse effect on our business, results of operations and financial condition.

THE TRADING MARKET FOR OUR SHARES MAY BE ILLIQUID.

         Our ordinary shares in the form of American Depositary Shares are quoted on the National Association of Securities Dealers' Over-The-Counter Bulletin Board ("OTC Bulletin Board"). This quotation system generally supports companies that do not meet the listing requirements of the NASDAQ SmallCap Market. As a result, investors may find it more difficult to dispose of or to obtain accurate quotations of our shares. In addition, quotations on the OTC Bulletin Board depend on the willingness of broker-dealers to make a market for the shares. There can be no assurance that our shares will continue to be quoted on the OTC Bulletin Board or that there will continue to be a market for such shares.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS, AND WE LACK PRODUCT LIABILITY INSURANCE.

         We face an inherent risk of exposure to product liability claims in the event that the products we develop and license contain errors, "bugs" or defects. There can be no assurance that we will avoid significant product liability exposure. We do not currently have product liability insurance, and there can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all. Further, there can be no assurance that such insurance, if obtained, will be adequate to cover potential product liability claims, or that a loss of insurance coverage or the assertion of a product liability claim or claims would not materially adversely affect our business, financial condition and results of operations.

WE MAY BECOME SUBJECT TO CHANGES IN ENGLISH LAW OR POLITICAL CIRCUMSTANCES.

         In July 2001, the Gambling Review Report, chaired by Sir Alan Budd, was published following the British government's request for a review of the country's gaming laws and regulations. In particular the review was precipitated by an acknowledgement that much of the existing legislation pre-dated the Internet and was no longer relevant and an awareness of the loss of tax revenue from gaming concerns located offshore. The recommendations of the Report are generally supportive of the industry provided it takes place in a properly regulated environment. The British government is currently considering the recommendations of the Report. We are unable to predict with certainty the full response to the Report and it is unclear when any resulting legislation may be enacted. Therefore, there remains a risk that any future legislation could be unfavorable to our business.

YOU MAY BE SUBJECT TO BOTH UNITED STATES AND UNITED KINGDOM TAXES.

         We strongly urge you to consult with your tax advisors concerning the consequences of investing in our ordinary shares. Our ordinary shares represented by American Depositary Shares are traded in the United States, but we are incorporated under the laws of England and Wales. A U.S. holder of our American Depositary Shares will be treated as the owner of the underlying ordinary shares for purposes of U.S. and U.K. tax laws. Therefore, U.S. federal, state and local tax laws and U.K. tax laws may apply to ownership of our American Depositary Shares and the underlying ordinary shares. Tax laws of other jurisdictions may also apply.

UNITED STATES CIVIL LIABILITIES MAY NOT BE ENFORCEABLE AGAINST US.

         Most of our directors, all of our executive officers and certain of the experts named in this annual report are not residents of the United States, and virtually all of the assets of these non-U.S. persons, and virtually all of our assets are located outside the United States. As a result, it may not be possible for you to serve summons and complaints within the United States upon these persons. Similarly, it may not be possible to enforce in U.S. courts, against these persons or against us, judgments of the U.S. courts based upon civil liability provisions of the U.S. federal or state securities laws. In addition, it may be difficult for you in original suits or in suits for the enforcement of judgments of U.S. courts to enforce certain civil liabilities based upon U.S. federal or state securities laws in England against us, our directors, executive officers, or our experts.

OUR REPORTING OBLIGATIONS UNDER THE U.S. SECURITIES LAWS DIFFER FROM THOSE OF U.S. ISSUERS, AND YOU MAY FIND IT DIFFICULT TO EVALUATE OUR PERFORMANCE QUARTERLY.

         We are a foreign private issuer for the purposes of reporting to the SEC, and we are not required under the Exchange Act of 1934 to file quarterly reports on Form 10-Q after the end of each financial quarter. We are exempt from the rules prescribing furnishing of proxies and content of annual reports and proxy statements to our shareholders. Additionally, major shareholders and insiders are not required to report their transactions with our stock. As a result it may not be possible for you to evaluate our financial performance as often as you could for a U.S. issuer. You may not become aware of trading activities of our insiders and major shareholders, and may generally be less informed in making a decision on how to vote your shares at the shareholders meetings.

UNDER ENGLISH LAW A VOTE OF THE HOLDERS OF 75% OR MORE OF OUR OUTSTANDING SHARES IS REQUIRED TO APPROVE CERTAIN CORPORATE MATTERS.

         Under English law we are required to obtain the vote or consent of holders of 75% or more of our outstanding shares to complete certain significant transactions, including amendments to our memorandum and articles of association. This supermajority requirement may make it more difficult for shareholders to approve certain transactions if the Board recommends and approves such transactions.

WE MAY BE SUBJECT TO TAX IN MANY JURISDICTIONS, FOR WHICH NO PROVISION HAS BEEN MADE.

         We may be subject to tax in many jurisdictions, including jurisdictions where our subsidiaries are incorporated in, or have a branch or agency or permanent establishment or office. We may also be subject to tax in jurisdictions where any of our servers or ISPs or computers or customers or licensees are situated or operate from. Most laws relating to taxation in most jurisdictions pre-date or are not drafted with the potential of their applying to internet trading. Consequently, there is uncertainty as to the jurisdictions in which our subsidiaries could be subject to tax, the extent to which they could be so subject to tax and what their overall tax liability in respect of any income, profit or gain could be. There is a risk that the overall tax liability could be quite high, depending on the construction of the legislation relating to tax in each of the relevant jurisdictions. No provision has been made by us for such tax liabilities. To the extent that such risk materializes, this could materially adversely affect our business, financial condition and results of operation.

SIGNIFICANT ADVERSE U.S. FEDERAL TAX CONSEQUENCES COULD ARISE FOR U.S. HOLDERS UNDER THE PASSIVE FOREIGN INVESTMENT COMPANY RULES.

         If we are a passive foreign investment company, or PFIC, a U.S. Holder of our American Depositary Shares or ordinary shares could be subject to significant adverse U.S. federal tax consequences. Part or all of our distributions, and gain inherent in our American Depositary Shares or ordinary shares at the time of a disposition thereof, whether or not that disposition is a taxable event, could be subject to a special set of rules. In general, those rules would treat the distributions, whether or not they are dividends paid out of our earnings and profits, and the gain as realized ratably over the period the U.S. Holder held, or is treated as having held, the American Depositary Shares or ordinary shares. Income or gain allocable to prior years would be taxable at the highest effective rates in effect in those years, regardless of the rate actually applicable to the U.S. Holder, would be treated as ordinary income, and could not be offset by any losses available in those years, and the foregoing amount would be subject to an interest charge as if the tax on those amounts were due in the prior years. Income or gain allocable to the year of the distribution or disposition would be treated as ordinary income. Stock in a PFIC is generally not eligible for a step-up in basis on the death of a holder.

         Certain elections can be available to change the tax consequences to U.S. Holders described in the preceding paragraph. One of those elections, the "qualified electing fund", or QEF, election, however, requires the electing U.S. Holder to include in income each year his share of our ordinary earnings and profits and net capital gain, whether or not distributed to him. However, a QEF election generally is available to U.S. Holders only if we provide certain information to our U.S. Holders, and we provide no assurance that we will make that information available. Another election, a mark-to-market election, requires the electing U.S. Holder to pay U.S. federal income tax as if he sold his American Depositary Receipts or ordinary shares at the end of each year, recognizing gains and, subject to limitations, certain losses. However, a mark-to-market election is available only if our American Depositary Shares or ordinary shares are "marketable stock" as specially defined in Treasury regulations. We believe that our American Depositary Shares and ordinary share are not "marketable stock" at this time within the meaning of those Treasury regulations.

         We have not undertaken any determination of whether we are a PFIC and therefore cannot provide any assurance that we are not. In addition, we can provide no assurance that we will make any determination in the future whether we are a PFIC at that time. In the absence of an analysis of our status as a PFIC performed by us, any assertion by the IRS with respect to a U.S. Holder that we are a PFIC could be upheld against that U.S. Holder, whether or not we are in fact a PFIC.

         Accordingly, U.S. Holders should take into account the risk that they may be subject to the rules described in the second preceding paragraph. You are urged to read the more detailed rules regarding PFICs set forth in the discussion below under the headings "Taxation--United States Federal Income Tax Consequences--TAX CONSEQUENCES FOR U.S. HOLDER--TAX CONSEQUENCES IF WE
ARE A PASSIVE FOREIGN INVESTMENT COMPANY." In addition, you are strongly urged to consult your tax adviser regarding the risk that our American Depositary Shares and ordinary shares may be treated as stock in a PFIC, whether or not we are a PFIC, the unavailability of various elections regarding the tax treatment of stock in PFICs and the tax consequences to you under the PFIC rules with respect to an investment in our American Depositary Shares or ordinary shares.

ITEM 4.  INFORMATION ON THE COMPANY.

         HISTORY AND DEVELOPMENT

         World Gaming plc is a holding company incorporated under the laws of England and Wales, and conducts its business through its operating subsidiaries. As a result of a recent holding company reorganization, which we describe below, we have become a successor to the business of Starnet Communications International Inc. ("Starnet"), which now functions as one of our subsidiaries. Our other subsidiaries comprise WG International Ltd., World Gaming Europe Limited, Starnet Systems International Inc., EFS USA Inc., EFS International Inc., EFS Australian Pty Ltd., Inphinity Interactive Inc., World Gaming Services Inc., EFS St. Kitts Inc., and 602662 British Columbia Ltd. (See Item 4 "ORGANIZATION STRUCTURE").

         Starnet was incorporated on June 28, 1996 in the State of Nevada as Creative Sports Marketing Inc., and subsequently its name was changed to Gelato Brats Inc. On February 24, 1997, the name of the company was changed to Starnet Communications International Inc. In March of 1997, Starnet was redomiciled in Delaware.

         On March 25, 1997, Starnet entered into a share purchase agreement with Murray Partners (BVI) Inc. ("Murray Partners"), pursuant to which Starnet acquired all of the outstanding shares of Starnet Communications Canada Inc. ("Starnet Canada"), a company incorporated in British Columbia that provided adult entertainment services via the Internet. In exchange, Murray Partners received 10,000,000 Class A Common Voting Shares of Starnet. Shares held by Murray Partners were subsequently distributed to its constituent members. On March 17, 2000, Starnet and its subsidiaries sold all assets related to the adult entertainment business in order to focus on the Internet gaming business. Additionally, in 1999, Starnet and its subsidiaries relocated their gaming operations to Antigua and in June of 2000, they moved their development activities to other offices in Canada.

         Starnet became our wholly-owned subsidiary through a holding company reorganization completed in May 2001. The reorganization was structured as a merger, in accordance with the laws of the State of Delaware, of Starnet with WG Reorganization Sub, Inc., our wholly-owned subsidiary, formed for the purposes of the reorganization, with Starnet as the surviving company. The reorganization was approved by the shareholders of Starnet who exchanged their shares of Starnet common stock for our American Depositary Shares
(ADSs), each representing one ordinary share, on a one-for-one basis. Each American Depositary Share issued in connection with the reorganization was evidenced by one American Depositary Receipt (ADR) issued in accordance with a Deposit Agreement with Continental Stock Transfer and Trust Company.

         Subsequently, all of Starnet's stock was exchanged for shares of WG International Limited, our wholly-owned subsidiary. The acquisition by WG International Limited, was effected by way of a share for share exchange such that the existing shares held by us in WG International Limited were subdivided and redesignated as B shares of (pound)0.002 each. The balance of the authorized share capital was subdivided and redesignated as A shares of (pound)0.002 each, 20,000 of which were issued and allotted to us as consideration for the acquisition of Starnet's stock.

         Through our wholly-owned subsidiaries, we now focus our business on the development, production and licensing of Internet technologies for gaming applications. Our business strategy is to identify and commercialize leading edge technologies for the online gaming markets.

         Our office is located at 33 St. James Square, London, England, and the telephone number is (44) (207) 661-9332.

         OUR OPERATIONS

         We are a leading developer and provider of Internet gaming systems. Through various wholly-owned subsidiaries (see Item 4. ORGANIZATIONAL STRUCTURE below), we develop and provide our software products, transaction system and online gaming management services to independent licensees. Our gaming systems have been designed to: (i) offer customers a user-friendly interface, superior interactive experience and a wide selection of gaming options; (ii) provide licensees with financially attractive returns, easy site maintenance and limited administration; and (iii) protect gaming customers and licensees through our proprietary fully integrated technology.

         We invested the profits and technology from our earlier, entertainment-oriented online interactive business to build a worldwide Internet gaming business. By growing a gaming licensee network along with our own site operations, we plan to continue rapidly expanding our market share in this emerging Internet commerce industry. We offer fully integrated gaming software and systems, developed by our wholly-owned Vancouver-based subsidiary, Inphinity Interactive Inc. ("Inphinity"), along with fee-based use of our Electronic Financial Services ("EFS") Internet transaction system. Our gaming software is owned by our wholly-owned Antigua-based licensing subsidiary, Starnet Systems International, Inc. ("Starnet Systems") which licenses the software to a growing list of licensees. Starnet Systems provides a licensee with an installed turnkey gaming system. Starnet Systems receives a monthly royalty based on the licensee's net revenues in exchange for hosting the licensee's interactive casino. In addition, the licensee must obtain a gaming license from the Government of Antigua and Barbuda or another jurisdiction that licenses online gaming systems. Our first license sale closed in March 1998, and we had 34 licensees signed and operating by fiscal year ended April 30, 2001.

         Along with the current suite of gaming products which include over 20 C++ casino games, a variety of "instant play" Java Games and a complete live sports wagering product line, the we added a live pari-mutuel betting system this year with plans to add multiplayer Bingo, wireless, and multi-player poker.

         We develop the new licensee's interactive casino to reflect their intended market segment. This development can reflect a particular motif (e.g. sports theme or French Riviera theme) or ethnic market (e.g., Japan, China, Indonesia, or Latin America). Our gaming systems are now available in a variety of languages including English, Portuguese, Chinese (traditional and simplified) and Japanese, with additional variations planned for 2002.

         RESTRUCTURING OF OPERATIONS

         In March 2000, our subsidiary, Starnet Canada, completed the sale of substantially all of the assets and undertakings comprising its adult entertainment division. The sale price for the assets was $2.3 million, of which $460,000 was paid on March 31, 2000 into an attorney trust account, but subsequently released to Starnet Canada on April 30, 2000, and the balance was to be paid in monthly installments through July 1, 2003. The deferred portion of the purchase price is secured by a general security agreement in favor of Starnet Canada, and a pledge of the shares of the company holding the assets.

         The monthly installments referred to above which were to begin July 1, 2000 have not been paid by the purchaser. Consequently, at April 30, 2001, we have reserved for the potential of not being able to collect the principal amount from the buyer. We are presently reviewing the remedies available to us under the agreement.

         In January 2001, we terminated the employment of 26 employees at Inphinity's development office in Vancouver, Canada, in order to reduce expenditure levels and increase operational efficiencies. The employees affected were in the areas of management, administration, operational support and production. Inphinity's core development team remained intact.

         In April 2001, we restructured our operations in both St. John's, Antigua and Vancouver, Canada to decrease our costs by reducing inefficiencies and eliminating duplicated functions. Reductions in staff were made throughout the organization and included management and administration, sales, marketing, software development, production and operations. A total of 29 staff were terminated, 11 in Antigua and 18 in Canada. The combined cost of the terminations both in January and April of 2001 was $1,536,000.

         MARKETING

         We have to date focused our marketing efforts in the Americas, Europe and Asia as these are the areas that have relatively high internet usage, an interest in gambling activities, and disposable income for gambling. We concentrate our marketing on attracting licensees and the licensees, in turn, advertise their sites to the end user. In addition to potential licensees, we seek strategic partnerships for content as well as other entertainment and media opportunities.

         We utilize internet based marketing activities, such as e-mail broadcasts and affiliate programs, as well as traditional media, such as print in industry publications. We also regularly sponsor industry trade shows and attend such shows as an exhibitor.

         COMPETITIVE ENVIRONMENT

         The Internet gaming and wagering industry is increasingly competitive. New competitors have entered segments such as development and licensing of casino games, sports betting software, pari-mutuel wagering, and lottery and bingo products. In each of these segments there currently exist several major competitors. However, nearly all these competitors offer only a portion of the breadth of product that we offer.

         Our largest competitors for casino products - Boss Media, Cryptologic, and Microgaming - do not offer any complementary products such as sportsbook. Because these competitors focus on delivering limited products, as opposed to a full suite of products as we do, the competition may offer an equivalent or superior single product compared to ours. However, we believe we currently have a competitive advantage by offering complementary products.

         One company, IQ-Ludorum, is a key competitor in the sportsbook product segment. It is also now offering a downloadable casino software package, which although not as extensive as ours, increases its competitive threat.

         We also face increased competition from name brand land based sportsbooks and casinos. European companies, such as William Hill, already have an online presence and compete for end-users. In addition, three land-based casino operators -- Sun International, Littlewoods, and MGM-Mirage
- have been granted online gaming licenses from the Isle of Man. This is a very real direct threat to our licensees and therefore also to us.

         We expect to compete directly with all the companies discussed above, as well as other established companies that may enter the industry. Many of our current and potential competitors have far greater resources than us.

         INTELLECTUAL PROPERTY

         Our intellectual property includes all software products and URLs. We own the software that we license to third parties and we own copyright in the source code to that software. Our software that is completed and in development is protected through a combination of non-disclosure and non-competition agreements with employees, restricted and controlled use of third party developers, a check in/check out system for code, and copyright law (though no software is registered). Our products are dependent on platforms that are licensed from other parties. These include Oracle databases, SONA for wireless communications, Sun Microsystems for Java products, and Microsoft for C++/xml applications. Trademark protection for the World Gaming brand has not yet been applied for, but we possess common law trademark rights in the various trademarks and service marks used in our business.

         TECHNOLOGY

REDUNDANT HIGH-SPEED NETWORK.

         Our network is connected to the Internet via redundant high-speed fiber, ensuring multiple backup connections to the Internet. This high performance network infrastructure ensures reliable and responsive game play for our licensees and the end users/players. Most of the critical system components, such as the game servers and web servers, are distributed across multiple machines, which protect the gaming service from failures due to malfunctioning equipment. The highly scalable nature of the design of our system makes provisioning for additional capacity relatively easy. The network monitoring staff tracks the system at all times to maintain constant awareness of the system's operating parameters. New equipment is installed when necessary to compensate for increased activity or anticipated peak demands for popular events.

         The high quality Internet connection at our network facility in Antigua is provided by an international service provider and contributes to responsive game play. Each gaming transaction is stored on a database that is replicated for redundancy and backed up daily to prevent data loss and the gaming components communicate using the Secure Sockets Layer (SSL) to encrypt and protect sensitive data from potential hackers.

         In addition to our digital network serving gaming content, we have developed a state of the art proprietary Electronic Funds Transfer System that provides a high level of security and integrity for funds wagered.

         We are working on creating a fully-redundant data center, because at present there is a risk of failure of the communication line into our operations center in Antigua.

SECURITY MEASURES.

         We offer four protective security layers of prevention, protection, and response. These components, available 24 hours a day, 7 days a week, 365 days a year consist of:

     o SOFTWARE. Our engines are designed to assume that all communication is from "hostile" clients so that only specific message types from a known game client are acknowledged. The software incorporates industry "DE FACTO" security standards such as Checkpoint Firewall 1, 128 bit encryption and SSL. The `n-tier' software architecture has been designed with security at the forefront and is monitored through `real-time' System and Game event monitoring and logging.

         The Gaming Client Application is a casino graphical interface. The game server performs gaming calculations, while the client application displays the results and accepts input from the player for further interaction. Communications between the client and server are encrypted using the SSL protocol. The SSL prevents hackers from monitoring a gaming session should they be able to intercept communications.

     o FRAUD DETECTION AND LEGAL COMPLIANCE. We ensure legal compliance and player protection through industry leading financial fraud protection provided by HNC. Further, Address Verification Services (AVS), a basic fraud detection system offered by the financial industry, is incorporated into our fraud detection solution.

         HNC Software Inc., a leader in on-line fraud detection, is a specialist in solutions incorporating intelligent response, decision management and customer analytics for acquiring, managing and retaining customers in the financial, insurance, telecommunications and e-commerce industries. HNC's intelligent software suite helps businesses make decisions in real time that leads to managing customers more profitably and developing loyal customers.

         While no system is 100% secure, we believe that we have the ability to identify attempts and prevent attacks such as Denial of Service and `Invasive' hacks into game payout code or customer information. Specifically, Denial of Service Attacks can be alleviated through our network of close business partnerships with global ISP's. Using a combination of the aforementioned four layers of security i.e. Software, Fraud Detection, Hardware and Vigilance, we offer security protection that reduces the risks that would lead to prolonged periods of irregular game play and access to, and manipulation of, the game code.

         We have implemented a leading software-based Random Number Generator to support our game play payouts. The Random Number Algorithm employed by us is known as the "Mersenne Twister" algorithm. This algorithm is employed to determine the random pattern in which numbers are generated for casino games. The algorithm was originally created at the University of Keio in Japan. We retained Dr. James Ngai (Ph.D. University of British Columbia), to conduct an independent study of the algorithm, which resulted in his finding that at a rate of calling 50 random numbers per second, it would take 10 to the power of 5994.56 days before the generator will repeat itself.

         To tamper with the odds and payouts, a hacker would have to modify the game server or database system. Both of these systems are protected from external access. The game server can only be accessed using the gaming client. Learning the client/server protocol will not aid a hacker in gaining additional winnings from the system, since he/she would still be limited by the game server's rules and constraints. The machines that the game server processes run on are only accessible from our private network. Users cannot connect to these servers using telnet, rlogin, ssh, X windows, or any other login method. Therefore, we believe that it would be almost impossible for a hacker to tamper with game server code. The database systems are completely shut off from the Internet and can only be accessed by a limited number of applications on a closed network, such as the game servers and report generators.

     o HARDWARE. Our dual entry hardware network utilizes industry leading Cisco routers, switches, load balancers and firewalls, to maximize security protection.

     o VIGILANCE. We maintain staff 24 hours a day, 7 days a week, 365 days a year for surveillance, fraud investigation and continuous security enhancements and upgrades. In addition, the HNC Consortium consisting of Visa, Master Card and 14 out of the top 25 world banks, provide real-time security and fraud updates to which we have immediate access. Further, we utilize third-party reviews of our four layers of protective security.

         All the information provided to us is kept strictly confidential, and is used only to support the player's relationship with us and the licensee.

         PRODUCTS AND SERVICES

         Our current software product areas include casino gaming, sportsbook wagering, and pari-mutuel wagering, while multiplayer bingo, play-for-fun, and multiplayer poker are under development. During the last fiscal year, casino gaming contributed approximately 50% of gaming and licensee revenue, while sportsbook wagering accounted for the remaining 50%.

CASINO GAMES

         Our casino games can be categorized into two types: Java games and C++ downloadable software.

         Our Java games utilize the Java language to provide easily accessible online games to the licensees' websites. The cross-platform nature of Java makes it possible to play these games on all major operating systems, online, with virtually no downloading required. The games are simplified to optimize loading times. We currently have 10 Java Casino games (Blackjack, Blackjack Super 7s, Bermuda Poker, Free Ride, Pai Gow Poker, two Slot Machines, and three Video Pokers) and 6 Java Lottery games (Cash

Explosion, High Roller, Zodiac, Scratch Bingo, 3-Pointer Pulltabs, and Las Vegas Slots Pulltabs) for players to wager on, with several additional Java games projected to be released throughout the current fiscal year. This represents an increase of 12 casino games over last year.

         More than 20 different casino games are available in the C++ version of the casino gaming product line. These games are provided for players who are willing to take the time required to download and install the games. However, once downloaded, they are easy and convenient to play and offer a more heightened visual and audio experience. The C++ games are also offered by most software licensees via a CDROM, which is mailed to players who request this version.

THE SPORTSBOOK

         The Sportsbook generates revenues based on booking bets that have fixed payouts. These payouts have a commission that provides revenue for the Sportsbook. There are varying commissions that are dependent on a variety of bet offerings. These include: pointspreads, totals, moneylines, straight wagers, parlays, teasers, futures, propositions and others. The Sportsbook's overall commission is typically between 3 to 5% of total wagering dollars.

PARTNER'S PROGRAM

         Our affiliate program provides a powerful marketing tool for our licensees by creating an advertising vehicle with no up-front costs. The affiliate program effectively transforms webmasters into a sales force for our licensees, as webmasters earn a commission on the "sales" they make. The webmasters will earn their commission based on the players that they send through their sites. The licensee pays the webmaster only after the casino has generated revenues from the webmaster's players.

         Additional functionality like "sliding scale" percentage payouts, detailed banner statistics, and IP/cookie tracking, is another key component of our affiliate program that promises to enhance the licensee's ability to market.

PARI-MUTUEL GAMING

         We fully launched our pari-mutuel games on July 31, 2001, and are in the process of adding additional content for customers. In developing the proprietary, interactive pari-mutuel software, our subsidiary Inphinity again employed the cross-platform nature of Java, making it possible to play this game on all major operating systems, online, with virtually no downloading required. This interface is simplified to optimize loading times.

         After signing a simulcast distribution agreement with the host raceway, this system links directly to the host track's pool, enabling instant access to real-time betting lines and the live host pool. The live audio and video satellite signal from the host track are up-linked via satellite and subsequently web-cast directly to the customer's computer.

         Strategic partnerships with prestigious organizations such as Amtote International, The Daily Racing Form, Bloodstock Research Information Systems
(BRIS) and TrackData provide customers with easy access to handicapping information and up to-date content on current Thoroughbred, Standardbred, Quarter Horse, Greyhound and Jai-Alai events from North America and around the world. (See Item 10. MATERIAL CONTRACTS).

         Pari-mutuel wagering is the lowest maintenance form of wagering a company can offer. The bettors wager against themselves and not against the house, therefore lowering the house exposure to zero. The house makes its profit by taking a predetermined commission (or take-out) from the total pool, usually between 10% and 20%. Because the players are wagering against each other there is no need for the lines (or odds) to be monitored. The lines are determined by the amount of money wagered on each competitor/team involved in the wager. The more money wagered on one specific outcome the lower the odds for that competitor will be.

EFS SERVER, REPORTING AND TOOLS

         We launched our fully functional e-commerce system known as the EFS Server in 2001. The EFS Server provides licensees with a fully scalable financial system running on an Oracle database designed to handle thousands of simultaneous players.

         The EFS Server also supports several reporting and management tools. These tools include:

              o Eye-in-the-Sky reports, more than 50 management reports produced in popular Adobe Acrobat and Microsoft XML file formats;

              o Command Center, a licensee management tool that allows full control over promotions, bonuses, payouts and other features;

              o Customer Service Dashboard, a fully integrated set of customer service tools and reports that provide real-time information on a customer's status; and

              o Money Manager, a management tool set that provides us and our licensees the ability to track and monitor the flow of deposits and payouts including a fully integrated security monitoring system.

         GAMING PRODUCTS UNDER DEVELOPMENT

BINGO

         Two types of bingo games are in development. "Multi-player" bingo games will link players from around the world and provide them with fun, fast-paced games in a variety of themed, interactive Bingo communities. "Personal play" bingo games are also being developed, where players will be able to play instant bingo games online that offer favorable odds of winning cash prizes. Both types of bingo products are scheduled to launch during 2002.

POKER

         We have identified the positive implications of offering a Multiplayer Poker product to our Licensee base. We intend to either develop the software, license external software, or acquire a multiplayer poker software developer.

WIRELESS CASINO/SPORTSBOOK

         We have announced our intention to expand our product line into wireless delivery systems facilitated by extensive cellular networks globally. We have entered into an agreement with a wireless software company, Sona Innovations Inc., to develop wireless blackjack, slots and Sportsbook for Palm and Windows CE devices. The wireless strategy also extends to I-mode phones currently experiencing wide-spread adoption in Japan and other Pacific Asia markets.

SPORTS BETTING

         In addition to maintenance of the current turnkey Sportsbook product, Inphinity is developing new proprietary sports betting software. This sports betting software encapsulates our current Sportsbook features, provides additional Sportsbook betting options that are geographically specific and exciting new products such as pools and pari-mutuels. In addition, the new product will allow for a variety of operational flexibility for licensees. The launch, which is dependent on successful testing, is targeted for the first quarter of 2002.

         OUR LICENSEES

         We have historically focused our growth strategy on licensing our software and services in order to become a leading technology provider to the online gaming industry. Our gaming software is owned by our Antigua-based licensing subsidiary, Starnet Systems, which licenses its fully-integrated systems to a growing list of licensees. A one-time license fee provides an installed, fully operational system. The licensee's interactive casino is generally operational within 90-120 days of signing a license agreement. We receive monthly fees and a royalty based on the licensee's revenues, in exchange for continuing to host and maintain the site. The licensee must obtain a gaming license from the jurisdiction where the gaming servers are located, which currently is Antigua. We modify the new licensee's interactive casino to reflect its intended market segment. We never modify the random number generator or the game rules and cannot, therefore, affect the odds. This change can reflect a particular motif or niche market (e.g., Japanese, Indonesia, or Latin America). We also provide continuous support for both software and hardware, 24 hours a day and 7 days a week. We seek a licensee with knowledge of the target market in order to maximize sales potential. Licensees generally establish their marketing efforts from within their target market and are generally expected to be capable of investing more than $1 million to purchase the software, apply for the gaming license and invest in marketing.

         Pursuant to the terms of the license agreements, the licensee is solely responsible for determining from which geographic locations they will accept customers, although licensees are contractually prohibited from accepting wagers from residents of Canada.

         Should any licensee become delinquent in payment to us, we have the technological ability to "shut down" the licensee's interactive casino(s) remotely.

         Our largest licensee accounts for 31% of our consolidated revenues, and the loss of this licensee would have a material adverse effect on our results of operations. This licensee has committed to use our software on its current sites for a period of at least three years.

         It is anticipated that the majority of our future revenue and earnings growth will come from our ongoing participation in the licensees' revenue stream, not from initial license fees. We receive a sliding scale from 25% - 10% of a licensee's net revenue (wagers less payouts, less chargebacks (credit card reversals), house bonuses and other compensation). For most customers, we convert available credit on credit cards to Internet gaming funds, known as V-chips, through our offshore E-commerce subsidiary, EFS. Our primary cost against continuing license income is the cost of continuing software improvements, direct site operating costs and merchant banking fees.

         Management emphasizes that the licensees are structured operationally so that a licensee's prime responsibility, aside from the ownership of the customer data base and the casino web pages, is to market its gaming site to its respective market. Management notes that its monthly license fees, which it believes are lower than many current competitors, should make more funds available for marketing, which increases site utilization and revenues.

         BUSINESS STRATEGY

         The development of telecommunications and the emergence of new technology have created opportunities to develop new, efficient and secure ways to deliver information and entertainment to customers. We intend to capitalize on our technological expertise to become a world leader in online gaming systems. Our key strategic objectives are to: (i) maintain our role as a leading provider of Internet gaming technologies and to build on the success of our existing licensee base; and (ii) lead the consolidation of the industry by pursuing strategic alliances, partnerships and joint ventures.

         We intend to implement our business strategy by: (i) maintaining and enhancing our technological lead; (ii) seeking key strategic alliances; and
(iii) developing a global brand name in on-line gaming. The following summarizes our strategic focus and operating strategy:

RAPIDLY PENETRATE THE INTERNET GAMING MARKETS

         We intend to capitalize on our technological lead and early market entry to capture a significant share of the Internet Gaming market. We believe that we are well positioned to achieve this goal since we possess the competitive advantage of being one of the first to both operate and license proprietary turnkey gaming systems, which incorporate the industry's largest selection of gaming products and services.

PROVIDE HIGH QUALITY, INNOVATIVE AND SUPERIOR PRODUCTS AND SERVICES

         We, in collaboration with our strategic partners, have focused on designing a gaming experience using state-of-the-art technology. Additionally, licensees may benefit from other methods of revenue generation that conventional gaming machines cannot provide, such as data mining customer information and sublicensing sites to other software operators.

MAINTAIN TECHNOLOGICAL LEAD

         We have achieved our technological lead through the development of proprietary software and networked architecture. Furthermore, we have made a strong commitment to continue research and development activities to enhance our products and software and to develop new applications for potential markets. We will continue to use such methods to protect our technology and mitigate competition from current and future entrants. In addition, we are committed to developing the technical capabilities to facilitate integration between our platform and third party platforms.

         ORGANIZATIONAL STRUCTURE

                                [GRAPHIC OF
                            ORGANIZATIONAL CHART]

SUBSIDIARIES OF WORLD GAMING PLC:

         WG International Ltd

SUBSIDIARIES OF WG INTERNATIONAL LTD:

         World Gaming Europe Limited

         Starnet Communications International, Inc.

SUBSIDIARIES OF STARNET COMMUNICATIONS INTERNATIONAL, INC.

         Starnet Systems International Inc.

         EFS International Inc.

         EFS USA Inc.

         EFS Austrialia Pty Ltd

         EFS St. Kitts Inc.

         Inphinity Interactive Inc.

         602662 British Columbia Ltd

         World Gaming Services Inc.

         Starnet Communications Canada Inc.

         We are a holding company and conduct our operations worldwide through our operating subsidiaries, which are located in various jurisdictions as described elsewhere in this annual report.

WG INTERNATIONAL LIMITED.

         We created WG International Ltd. as an intermediate holding company to hold interests in Starnet, which in turn holds the interests in the operating subsidiaries.

WORLD GAMING EUROPE LIMITED.

         World Gaming Europe Limited was incorporated to provide us with a European-based company to market the services of our various subsidiaries, including Starnet.

STARNET COMMUNICATIONS INTERNATIONAL, INC.

         Starnet holds the interests in our operating subsidiaries. It became our subsidiary in the course of the holding company reorganization discussed elsewhere in this annual report. (See Item 4. HISTORY AND DEVELOPMENT).

STARNET SYSTEMS INTERNATIONAL INC.

         Starnet Systems, based in St. John's, Antigua, is in the business of licensing customized, fully-integrated Internet gaming systems (similar to our World Gaming virtual gaming system) to independent parties wishing to enter the online gaming industry. Starnet Systems provides a complete range of services that the operator needs in order to launch an online gaming website, including customized software, website development and management on our network, custom database systems to manage customer accounts, 24-hour technical support for the licensee and its customers, and an EFS gateway to facilitate online wagers and financial transactions. Starnet Systems provides these services in exchange for a monthly royalty fee, providing us with the opportunity to spread our gaming development and operating costs among multiple operators and broaden our penetration of the market.

EFS SUBSIDIARIES.

         There are four subsidiaries dedicated to the electronic transferring of funds: EFS International Inc. (based in Antigua) ("EFS International"), EFS USA Inc. (based in Nevada), EFS Australia Pty Ltd., and EFS St. Kitts Inc. ("EFS Subsidiaries") The EFS Subsidiaries are established in these countries in order to facilitate local banking relationships for transaction processing. Online revenues generated by our subsidiaries and licensees are processed through the EFS Subsidiary appropriate to the country they are domiciled in. The EFS Subsidiaries utilize proprietary processing technology which processes credit card transactions via the Internet with ease and security.

         The EFS Subsidiaries intend to expand their services to the constantly increasing number of independent online licensees and establish subsidiaries in several other key financial centers as needed.

INPHINITY INTERACTIVE INC.

         Inphinity Interactive Inc. ("Inphinity") was incorporated in British Columbia in 1999 as our software development arm and its primary focus is to design, create and develop software products for the interactive gaming industry. Traditional gaming product categories have been adapted to online applications for real-time wagering capabilities while new types of gaming have been created strictly for the Internet environment. Inphinity employs over 50 software professionals who provide a variety of products and services to our Antigua-based licensing subsidiary, Starnet Systems. Inphinity entered into a strategic partnership with Akamai for Internet broadcasting services. (See Item 10. MATERIAL CONTRACTS).

602662 BRITISH COLUMBIA LTD.

         602662 British Columbia Ltd. was incorporated as a wholly-owned subsidiary of Starnet in March 2000 to provide our investor relations services and administrative support. It is currently dormant.

WORLD GAMING SERVICES INC.

         World Gaming Services, Inc. ("World Gaming Services") (www.play.worldgaming.com), also based in Antigua, is a full-service online gaming operation. Through its product lines, World Gaming Services accepts, processes and manages wagers for casino-style games of chance and sporting events. World Gaming Services enables users resident outside of Canada and the United States to wager with real funds, which can be deposited, converted to "Virtual Chips," or withdrawn from personal accounts with complete security. World Gaming site has been translated into five European languages and stand alone Japanese (www.pachinkocasino.com) and Chinese (www.joyluckcasino.com) sites have been developed to target the emerging Asian Internet gaming market.

WORLDBROADCASTS.COM INC.

         WorldBroadcasts.com Inc. was incorporated in September 1999 as a wholly-owned subsidiary of Starnet. It is now dormant.

STARNET COMMUNICATIONS CANADA INC.

         Since the sale of substantially all of the assets and undertakings comprising the adult entertainment division of Starnet Canada, and the transfer of substantially all of its other assets to Inphinity, Starnet Canada has been inactive.

         GOVERNMENT LICENSING AND REGULATION AND RELATED RISKS

         Our subsidiaries have various connections with the online gaming industry. Inphinity develops interactive gaming software under contract with Starnet Systems. Starnet Systems, in turn, licenses online gaming systems to various licensees, including affiliates, which deploy such software for the purpose of conducting interactive gaming casinos utilizing the Internet. These licensees are licensed to operate interactive casinos in the country where their gaming equipment is physically located. For World Gaming Services, it is the Country of Antigua and Barbuda. Most of the licensees of our software are also licensed by the Country of Antigua and Barbuda to operate interactive casinos. In addition, some of the licensees of our software are licensed by other countries as well. EFS International (Antigua) from its offices in Antigua performs various services for our licensees, including financial transaction processing. Starnet Systems, from its offices in Antigua, performs various services for the licensees, including, but not limited to, providing customer support and technical support. Inphinity also provides support to Starnet Systems, which benefits our licensees, by maintaining software systems developed by Inphinity for Starnet Systems.

         The licensees operate their interactive casinos from servers maintained by Starnet Systems and located in Antigua. All our licensees are, to our knowledge, licensed by the Country of Antigua and Barbuda and other jurisdictions where their respective operations are located.

         A significant debate exists whether the laws of any country other than the country where the computer gaming servers are physically located have jurisdiction over the operations of the licensees of Starnet Systems. In addition, a significant debate exists whether the laws of any country other than the country where the computer gaming servers are physically located have jurisdiction over the operations of our affiliates, which perform services for the licensees. Many licensees believe that they are not subject to the laws of any country other than the laws of the country where they are licensed. As a result, they accept customers from any country, without regard to the laws of the country where the customer is located, including the United States. For our proprietary site, WWW.PLAY.WORLDGAMING.COM, we have a policy not to accept wagers from the residents of the United States and Canada and have implemented procedures that prevent customers from collecting on winnings from wagers from the residents of such countries, but our licensees may choose to accept wagers from the United States for their sites. While such procedures, as with most precautions, may be able to be circumvented, we believe that the procedures largely prevent such wagers from occurring.

         Historically, gaming activities have been subject to extensive statutory and regulatory control by government authorities, and have been very dependant and likely significantly affected by any changes in the political climate and economic and regulatory policies of the countries where gaming facilities are located. These changes may impact our operations in a materially adverse way. Various laws and regulations could have a direct and material effect on the business, and indirectly could have a material effect on the public demand for our gaming software. Most countries and jurisdictions within countries have laws or regulations restricting gaming activities. For example, in the United States, the Federal Interstate Wire Act contains provisions which make it a crime for anyone in the business of gaming to use an interstate or international wire communication line to make wagers or to transmit information assisting in the placing of wagers, except, with respect to transmitting information, the wagering is legal in the jurisdictions from which and into which the transmission is made. Other United States laws impacting gaming activities include the Interstate Horse Racing Act, the Interstate Wagering Paraphernalia Act, the Travel Act and the Organized Crime Control Act.

         We believe that the activities of our subsidiaries do not violate or are not subject to such laws and regulations. However, because there is very little clear statutory and case law authority, this conclusion is not free from doubt. We face the risk of either civil or criminal proceedings brought by governmental or private litigants who disagree with our interpretation of laws and regulations. Because there is little guiding authority, there is a risk that the we could lose such lawsuits or actions and be subject to significant damages or civil or criminal penalties and fines. Such proceedings could also involve substantial litigation expense, diversion of the attention of key executives, injunctions or other prohibitions being invoked against our licensees or us and our subsidiaries. The uncertainty surrounding the regulation of the Internet gaming could have a material adverse effect on our business, revenues, operating results and financial condition.

         Several countries, most notably law enforcement agencies in the United States, believe that the laws of their country restrict, and in some instances prohibit, interactive gaming operators from doing business with residents of their countries and, in some instances, prohibit or restrict residents of their respective countries from doing business with interactive gaming operators located in a foreign country. The Department of Justice of the United States of America has taken the position that the federal criminal laws of the United States do, in fact, address interactive gaming operators that accept wagers from residents of the United States. They have taken this position on legislation pending in Congress, discussed below, and have also pursued various criminal prosecutions. For example, of several indictments issued at the request of the United States Attorney for the Southern District of New York, one case that went to trial involved Jay Cohen, an owner of World Sports Exchange, a licensed gaming operator in Antigua. On February 28, 2000 the jury in the Federal District Court case found Jay Cohen guilty of violating the United States federal law (18 U.S.C. ss. 1084), commonly referred to as the Wire Act, a federal statute that purports to make it illegal for a betting or wagering business to use a wire communication facility to transmit bets or wagers in interstate or foreign commerce. Several of the counts for which Mr. Cohen was found guilty solely involved his Internet operations. More recently, the Federal District Court for the Southern District of Louisiana concluded that various United States residents who wagered in an online casino with an online operator located outside of the United States did not violate the Wire Act nor the laws of the various states where the customers were located. The decision is on appeal.

         As a result of the debate on the effectiveness of laws in the United States to address activities of interactive gaming operators, there has been an extended effort in the United States to prohibit certain types of interactive gaming by companies engaged in the business of gaming. After previous similar proposals failed to pass in 1998, on March 23, 1999, Senator Jon Kyl of the United States Senate introduced a revised proposal intended to prohibit and criminalize Internet gambling. This bill passed the Senate on November 11, 1999, but it was not passed by the House of Representatives and did not become law.

         On October 21, 1999, the Representative Bob Goodlatte introduced a bill in the United States House of Representatives (H.R. 3125) with similar language as the Kyl bill. H.R. 3125 was voted on by the House of Representatives on July 17, 2000 under suspension of the rules, which limited debate and required a two-thirds vote for passage. The vote failed to achieve the necessary two-thirds vote required for passage. However, it was supported by over sixty percent (60%) of those voting. The 2000 legislative session concluded without further action on the bill. It did not become law.

         A Bill, H.R. 4419, introduced in May, 2000 in the United States House of Representatives, was titled the Internet Gambling Funding Prohibition Act. In the form introduced, this bill would prohibit any gambling business from accepting any financial instrument (defined as any check, wire, credit card charge or any other transaction facilitated by a financial institution) for the purpose of Internet gaming. At a Banking Committee hearing on June 28, 2000, the bill passed out of Committee with amendments that largely removed the international reach of the bill and also added exceptions to the prohibitions for pari-mutuel and lottery. It was referred to the House Judiciary Committee for consideration. The 2000 legislative session concluded without further action on the bill. It did not become law.

         In the current legislative session, Representative Goodlatte while promising to reintroduce legislation, has not introduced any legislation seeking to prohibit Internet gaming. Representative Leach has introduce a bill in the House of Representatives, H.R. 556, titled the Unlawful Internet Gambling Funding Prohibition Act, which is designed to prohibit financial institutions from processing financial instruments for the purpose of unlawful Internet gambling. The bill has been referred to the House Committee on the Judiciary and its Subcommittee on Crime and to the House Committee on Financial Services and its Subcommittee on Financial Institutions and Consumer Credit. The bill has not yet been reported out of either committee. If passed in its current form, the legislation could have a material adverse effect on our business, revenues, operating results and financial conditions.

         We believe that if current laws or any future laws become applicable to activities of our licensees or our affiliates that perform services for the licensees, such laws would have a material adverse effect on our business, revenues, operating results and financial condition. If it was determined that such law was applicable to the activities of our licensees and affiliates, the licensees would have to change the types of wagering provided to residents of the United States. This would impact their current operations and there may be a delay in offering acceptable wagering products to such customers. There would be no assurance that the wagering products offered to such customers would be as profitable to our licensees or to our affiliates as the wagering products currently offered to such customers by the licensees.

         PROPERTY, PLANTS AND EQUIPMENT

UNITED KINGDOM

         Our corporate office and European marketing team of our subsidiary, Starnet Systems, are located at 33 St. James Square, London U.K. The premises consist of 680 square feet of office space leased through February 21, 2002 at an annual cost of $108,000.

ANTIGUA

         The operations of Starnet Systems and EFS International (Antigua) are located in 6,400 square feet of commercial space at the CIBC Banking Centre, Old Parham Road, St. John's, Antigua at an annual cost of approximately $170,000 plus utilities. The last year of the term is expiring on November 1, 2001, and after that it will be on a month to month basis. Starnet Systems and EFS International (Antigua) may relocate to a new premises but has not made any definite plans yet.

CANADA

         Inphinity leases 27,000 square feet for its development and production activities at 1401 West 8th Avenue, Vancouver, Canada. The base rent is approximately $198,000 per year for the term of the lease. The five year lease expires May 31, 2005 with an option to renew for an additional five years at market rates. The annual cost is approximately $382,000. We are currently attempting to sublease 15,000 square feet of the premises.

         We also lease 7,508 square feet of office space at 510 Front Street West, Toronto, Canada for marketing, sales and administrative support. The lease has a term of five years and a base rent of approximately $90,000 in the first year, increasing to approximately $100,000 per year by the end of the lease. Annual operating costs are estimated at $37,000 per year. There is an option to renew for an additional five year term at market rates.

EQUIPMENT

         During the fiscal years ended April 30, 1999, 2000 and 2001, we made capital expenditures of approximately $3.2 million, $5.2 million and $1.3 million, respectively. The expenditures were primarily for computer equipment and related items in order to increase our capacity to process transactions.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH "ITEM 3. SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO SET FORTH ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" APPEARING ON PAGE 1 OF THIS ANNUAL REPORT.

         RESULTS OF OPERATIONS

                                (Currency Amounts in Thousands)

         Starnet Systems licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Inphinity develops gaming software and web pages. Our Internet casino, which targets only customers outside North America, is operated by our subsidiary, World Gaming Services. In April 2000, we sold the assets of our adult entertainment business to a third party to focus entirely on the Internet gaming industry. The adult business has been classified separately as discontinued operations. Additionally, in 2000, we relocated our gaming operations to Antigua and moved our development activities to other offices in Canada. The following tables set out selected consolidated information from the statements of operations for the years ended April 30, 2001 and April 30, 2000 and the balance sheets as at April 30, 2001 and April 30, 2000:


SELECTED STATEMENT OF OPERATIONS INFORMATION
                                                                                 FOR THE YEAR ENDED
                                                                     -------------------------------------------
                                                                      APRIL 30, 2001             APRIL 30, 2000
                                                                     --------------------- ---------------------
Net Sales                                                                $20,153                     $17,881
Gross Margin                                                              14,224                      12,738
Operating Expenses                                                        31,243                      17,624
Income (Loss) From Continuing Operations                                 (16,756)                     (4,462)
Net Loss                                                                 (16,756)                     (3,255)

SELECTED BALANCE SHEET INFORMATION
                                                                     AT APRIL 30, 2001         AT APRIL 30, 2000
                                                                     --------------------- ---------------------
Working Capital                                                            $(576)                     $6,714
Total Assets                                                              20,188                      27,983
Long Term Debt                                                             2,784                         979
Accumulated Deficit                                                      (19,127)                     (2,371)
Total Shareholders' Equity                                                 2,211                      19,376

         Revenues from all components of the gaming business, which include licensing, casino operations and financial transaction processing, have continued to grow in fiscal 2001 and generated revenues of $20,153, representing an increase of 13% over the gaming revenues of $17,881 for the year ended
April 30, 2000.

         The revenue growth is primarily due to a 33% increase in royalties and fees generated from gaming operations, financial transaction processing and web site production for licensees, from $13,853 in 2000 to $18,376 in 2001. Revenue from software licensing, including Antigua gaming licenses decreased 56%, from $4,028 to $1,777, representing 9% of total revenue compared to 23% in 2000.

         During fiscal year 2001, we completed software for 9 new licensees but cancelled or lost 20 licensees largely in an effort to eliminate non-compliant or high risk licensees from our portfolio and as a result of some smaller, low revenue licensees merging with larger licensees, resulting in a net decrease of 16 for a total of 35 active licensees as of April 30, 2001. Royalty revenue from one of the operating licensees represented approximately 31% of our total sales in fiscal year 2001 compared to 23% in fiscal 2000.

         Along with the growth in sales, gross margin increased to $14,224 for the year ended April 30, 2001, up from $12,738 for the prior year. The gross margin decreased slightly from 71.2% for the year ended April 30, 2000 to 70.6% for the year ended April 30, 2001 due to increased costs in financial transaction processing.

         As a result of significant restructuring throughout the organization and to support the rapid growth of the underlying business, we invested heavily in all areas of the business with an emphasis on operations and software development. Consequently, our development, sales and general administrative expenses combined increased by 54% to $18,074 for the year ended April 30, 2001 from $11,704 for the prior fiscal year.

         Starnet's business operations have been under investigation by the Canadian authorities (See Item 8. LEGAL PROCEEDINGS) and its management has been cooperating fully with the Canadian government. As a result, we have successfully refocused our efforts on the online gaming industry. We have also succeeded in resolving this and a number of other legal matters and continue to perform a comprehensive review of licensee operations to ensure the continued development of the underlying business. This process has resulted in the identification of several adjustments and provisions that impact our financial results for the year ended April 30, 2001. They are as follows:

     - A bad debt provision of $3,290, consisting of write-off of long-term receivables of $1,512, licensee receivables of $1,031, merchant processor receivables of $674, and other of $73.

     - Legal expenses of $974 relating to reorganization resulting in the acquisition of Starnet and legal expenses other than those relating to the investigation, shareholder class action suits, and the Las Vegas Casino law suit. As indicated earlier, the investigation and the class action suits have essentially been concluded since the fiscal year ended April 30, 2001. During the fiscal year, we incurred considerable non-recurring expenses relating to these items, however, these costs were charged against the accruals made in 2000 for these issues. For the fiscal year ended April 30, 2001, we had recognized a liability of $5,409 to cover anticipated costs related to these two issues.

     - Accrued expense for settlement of legal issues of $4,524 relate to the estimated costs of settling the investigation ($3,482) and the class action suits ($1,042). These amounts are net of accruals made in 2000 for these issues and include costs for legal and other fees.

         Depreciation and amortization increased to $2,610 in the fiscal year ended April 30, 2001, from $2,011 for the year ended April 30, 2000 as new computer equipment was purchased to handle the increase in network traffic. (See Item 4. PROPERTY, PLANTS AND EQUIPMENT).

         The loss from continuing operations for the year ended April 30, 2001 was $16,756 compared to $4,462 for the year ended April 30, 2000. Restructuring charges, bad debts and accrued settlement charges account for $7,616 of the increase in losses. In addition, we continued to make substantial investments in software development and operations during the fiscal year ended April 30, 2001 in anticipation of the launch of the new software platform and expanded offerings including pari-mutuel betting for which revenues are not anticipated to result until the second quarter of fiscal year 2002.

         LIQUIDITY AND CAPITAL RESOURCES

                             (Currency Amounts in Thousands)

         At April 30, 2001, we had $4,518 in cash and cash equivalents compared to $5,984 at April 30, 2000. In addition, we classify reserves held by the merchant banks as reserves and deposits with credit card processors.
At April 30, 2001, as a result of the pending investigation by Canadian authorities, we did not have access to $3,602 of the $4,518 reported cash balance. Those funds were released to us on August 17, 2001. Between April
30, 2001 and August 17, 2001, the unrestricted cash available to us was not sufficient to cover customer deposits. It was management's position, that the outcome of the investigation would result in the release of funds to correct the situation. This situation was corrected by the release of the funds on August 17, 2001 upon conclusion of the investigation. Of the $3,763 on hand, a significant portion ($2,976) is held as a rolling reserve, which is released to us after six months. The majority of these amounts ($2,701) are payable to licensees for whom we perform merchant services. Once released to us, these amounts are forwarded to the licensees. Amounts owing for rolling reserves are included in accounts payable and accrued liabilities on our balance sheet.

         On August 17, 2001, we reached a settlement with Canadian authorities whereby Starnet, our subsidiary, plead guilty to a single charge under the Criminal Code of Canada. Starnet was fined $64.93 plus a $9.75 victim surcharge. As well, we consented to a forfeiture of amounts set aside as restricted cash totaling $3,925. These amounts had been accrued on April 30, 2001 and are included in accrued settlement of legal issues on our balance sheet and are not included in the cash and cash equivalents amount above. (See Item 8. LEGAL PROCEEDINGS)

         Working capital at April 30, 2001 decreased to $(576) from $6,714 at April 30, 2000. Included in working capital is $1,271 related to the anticipated settlement of the class action lawsuit. This is calculated as the value of shares expected to be issued for settlement of the suit and no cash is anticipated to be paid to cover this amount. Accounts receivable decreased from $2,022 at April 30, 2000 to $1,535 at April 30, 2001. The majority of the receivables are from new licensees that were offered an installment payment plan on the initial licensing fees and from operating licensees that have their own merchant accounts. Prepaid expenses and deposits decreased by $40 to $576 at April 30, 2001. Deferred gaming license costs for the year ended April 30, 2001 dropped to $300 from $1,349 for the year ended April 30, 2000. The decrease is the net effect of prepayments made to the Antiguan Government for the purchase of additional casino licenses less the portion allocated to costs of sales during the year. The casino licenses are held for sale to prospective licensees. Of the original cost of $2,250, $1,049 has been expensed in the current fiscal year against gaming license revenue of $1,178.

         Net cash used by operations for the year ended April 30, 2001 was $3,428 compared to $557 for the year ended April 30, 2000. The decrease in cash from operations was mainly due to increased costs associated with Antiguan operations. By April 30, 2001, we had not achieved cash profitability. Given our working cash balance in April 30, 2001, we have taken a number of steps in an attempt to preserve cash and to achieve cash profitability. These include:

     - In April 2001, we restructured our operations both in Antigua and Vancouver to decrease our costs by reducing inefficiencies and eliminating duplicate functions. A total of 29 staff were terminated. We continue to evaluate our operations to determine additional ways to reduce costs and improve efficiencies through restructuring.

     - We have increased efforts to improve cash flow from transaction processing intermediaries by sourcing and implementing additional processors and by improving the administration of transaction processing.

         Net cash provided by investing activities for the year ended April 30, 2001 was $835 compared to a net use of $9,548 for the year ended April 30, 2000. The majority of the difference is due to the significant decrease in restricted cash of $2,961 as a result of the settlement of the investigation by the Canadian authorities subsequent to year end and a significant reduction in the purchase of capital assets for use in operations. The majority of capital asset purchases relate to the purchase of computer equipment for use in operations.

         Net cash provided by financing activities for the year ended April 30, 2001 was $1,560 compared to $11,035 for the year ended April 30, 2000. The majority of the cash provided from this source in fiscal year 2001 was generated from long term debt.

         We are currently in arrears on payments to two of our equipment suppliers. Please see discussion in Item 13 in Part II of this report.

         CONTINGENCIES AND COMMITMENTS

         On September 16, 1999, Las Vegas Casino Inc. ("LVC") commenced an action against Starnet, a number of its subsidiaries and various employees of Starnet and its subsidiaries. LVC, a former software licensee of Starnet Systems, alleges a $1 billion loss arising from alleged misappropriation of funds, and breach and wrongful termination of its software license agreement. Starnet Systems terminated the software license agreement with LVC on July 22, 1999 as a result of LVC's failure to pay over $200,000 in fees owed to Starnet Systems. On July 12, 2000, Starnet Systems was granted a stay of the lawsuit as against it only, with the result that LVC's claim and Starnet Systems' claim for unpaid fees will proceed to arbitration. We believe that LVC's allegations are without merit and we intend to defend LVC's lawsuit and to contest arbitration proceedings vigorously. As this matter is at a preliminary stage, its financial impact, if any, cannot be determined at this time, although we are of the opinion that it will not result in any significant losses to us.

         Between October 15, 1999 and December 9, 1999, ten class action claims were commenced in the United States against Starnet and some of its directors and officers. The class action lawsuits allege that material misrepresentations regarding the nature and inherent risks of Starnet's business were knowingly made in filings to the United States Securities and Exchange Commission, press releases and other public statements. The amount of the damages claimed is unspecified. These actions have now been consolidated in a single proceeding. On June 20, 2001, Starnet entered into a memorandum of understanding with the plaintiffs for the settlement of the litigation, which is still subject to the court's approval. The amount of the settlement and related costs totaling $1,420,000 were included in the current year financial statements for the year ended April 30, 2001.

         RESEARCH AND PRODUCT DEVELOPMENT

         New product development will be our primary focus for the current fiscal year. As the traditional casino gaming market and the interactive online gaming market begin to converge, new games that redefine the online gaming market will emerge. We hope to lead this convergence by redefining the online gaming experience. We plan to focus on a variety of different types, styles and themes of games, focusing on different demographic and niche markets in order to penetrate a larger user base. Different revenue models may also be explored, as we consider developing games of skill as well as the traditional games of chance. Research and development expenses reported for fiscal year ended April 30, 2001 were $3.6 million, as against $2.3 million for fiscal year ended April 30, 2000.

         TREND INFORMATION

         We have not identified any changes in trends in our operations since the end of the financial period ended April 30, 2001. The postponement of sporting events in North America immediately following the terrorist attacks in New York, USA, on September 11, 2001 had a short term effect on our revenues. However, upon resumption of these events, our revenues have returned to expected levels. We are uncertain as to what effect future threatened or actual military action may have on our operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

         DIRECTORS AND SENIOR MANAGEMENT

         The names, positions and ages of our directors and senior management as of October 10, 2001 are as follows:


         NAME            AGE                    POSITION                            DATE APPOINTED
---------------------  --------  -------------------------------------------  -------------------------------------
Frederick Hazell          54      Chairman of the Board, Director              October 18, 2000
Michael Aymong            37      President & CEO, Director                    April 9, 2001, elected to the Board
                                                                               on September 4, 2001
Rodney Davis              34      CFO, Vice-President Finance                  July 7, 2001
Wolf Bergelt              57      Director                                     October 18, 2000
Clare Roberts             52      Director                                     October 18, 2000
Nicholas Jackson          58      Director                                     October 18, 2000
Jason Bolduc              26      Director                                     October 18, 2000
David Pasieka             44      Chief Operating Officer                      July 9, 2001
Liam Gillen               48      Managing Director, Antigua Operations        November 27, 2000
Michael Steele            39      Managing Director, Inphinity                 April 12, 2001
                                  Interactive, Inc.


         BACKGROUND INFORMATION CONCERNING DIRECTORS AND SENIOR MANAGEMENT

FREDERICK EVERTON HAZELL, CHAIRMAN OF THE BOARD

         Mr. Hazell has served as a director and Chairman of our Board since October 18, 2000. He has also served as a director of our subsidiary,
Starnet, since February 10, 2000, and as its Chairman of the Board since April 2000. He is also a member of the Audit Committee and the Compensation
 Committee of our Board. From September 2000 until April 2001 he served as Acting President & CEO. Mr. Hazell is currently President & CEO of the PCL Financial Group Inc., a Toronto, Canada-based organization that provides clients with access to offshore banking and investment services as well as funding required for major ventures. Mr. Hazell has held this position with the PCL Financial Group Inc. since 1994.

MICHAEL AYMONG, PRESIDENT AND CHIEF EXECUTIVE OFFICER, DIRECTOR

         Mr. Aymong has served as a director of World Gaming plc since September 2001. Prior to joining Starnet in April of 2001, Mr. Aymong served for two years as Executive Vice President of

Marketing, Sales, and Customer Service at GT Group Telecom (NASDAQ: GTTLB;
TSE: GTG.A, GTG.B). He spearheaded the telecommunication service provider's aggressive nation-wide launch, leading to successful initial public offerings in both Canada and the U.S. Prior to GT Group, Mr. Aymong provided senior executive leadership to TELUS Advanced Communications (TSE: T, T.A; NYSE: TU) in his capacity as the Vice President of Marketing and Director of Marketing and Operations. Here, he played a critically important role in molding a truly cross-functional and profit-focused billion-dollar data communications company. Prior to TELUS, Mr. Aymong served for two years as Director of Operations and Support at MetroNet Communications. His vision and strategy helped drive the company's success, measured by a significant increase in the stock price from $21 to more than $75 per share during his tenure. Michael Aymong is a graduate of the Executive MBA program at the University of Western Ontario. He also serves as a member of the Board of Directors of Vicom Communications Inc., Big Picture Technologies Inc., CharterHub and the Art Gallery of Ontario.

CLARE KAMAU ROBERTS, DIRECTOR

         Mr. Roberts has served as our director since October 18, 2000. He has also served as a director of our subsidiary, Starnet, since May of 1999. He is a member of our Compensation Committee. Mr. Roberts is a former Attorney General & Minister of Justice and Legal Affairs of Antigua and Barbuda from 1994 to 1997. Mr. Roberts has been founder and principal at Roberts & Company, Attorneys at Law, since 1986. He served as a consultant to the government of Antigua from 1986 to 1990 and preceding that, served as Solicitor General for Antigua and Barbuda as well as Parliamentary Counsel. He is a founding member and director of the National Development Foundation of Antigua and Barbuda and Vice President of the Antigua offshore Association. He is presently a director and chairman of ACB Mortgage and Trust Company Limited, a wholly owned subsidiary of Antigua Commercial Bank, the leading bank in Antigua. He has served as a consultant to various government agencies throughout the Caribbean region and has led many seminars and workshops. Mr. Roberts received a BA and LL.B. from the University of the West Indies, a Legal Education Certificate from the Caribbean Council of Legal Education, a Diploma in Legislative Drafting from the University of Ottawa in Canada and attended Harvard University for a program of instruction for lawyers in 1995 and 1996.

WOLF BERGELT, DIRECTOR

         Mr. Bergelt was elected to our Board on October 18, 2000. He serves as the Chairman of our Audit Committee. He has also served as a director of our subsidiary Starnet since April 1, 1999. Mr. Bergelt is a corporate financial consultant who has worked with a number of publicly traded companies including Lions Gate Entertainment Corp., Rogers Cantel Inc, and was Chief Financial Officer of First City Trustco Inc. He is a Chartered Accountant by training and attended the Masters of Business Administration program at Simon Fraser University, British Columbia, Canada.

HAROLD NICHOLAS SHAW JACKSON, DIRECTOR

         Mr. Jackson was elected to our Board on October 18, 2000. He has served as a director of Starnet since April 12, 1999. As an outside director, Mr. Jackson brings over 30 years of international business and financial experience to the board. Raised and educated in South Africa, Mr. Jackson has been involved in a number of very successful entrepreneurial ventures, establishing his first company, Jackson's Fiberglass (PTY) Ltd. in 1964, followed by a number of other highly successful businesses across Europe. Mr. Jackson serves as an executive and consultant at Enyati Valley Anthracite Pty Ltd., a coal company in Belgium and South Africa involved in trading and shipping of coal.

JASON JOSEPH BOLDUC, DIRECTOR

         Mr. Bolduc was elected to our Board on October 18, 2000. He has served as a director of Starnet since January 27, 1997. Having served previously as President and Technical Director for Starnet, Mr. Bolduc has extensive experience in the information technology industry and was a managing partner of Wiz Zone Computers Inc. between 1990 and 1995. Since 1998, Mr. Bolduc has held the position of a director of Private Messenger Inc., a company that provides private and secure communication services for the offshore industry. Mr. Bolduc also serves as a director and chief technology officer of CharterHub Inc., an online air charter reservation service.

         BACKGROUND INFORMATION CONCERNING CERTAIN KEY EMPLOYEES

DAVID PASIEKA, CHIEF OPERATING OFFICER

         Mr. Pasieka has served as our Chief Operating Officer since July 9, 2001. Prior to joining us, Mr. Pasieka was a senior vice president (applications hosting and IT) of 724 Solutions Inc. Previously, Mr. Pasieka spent nine years at Bell Canada, where he focused on facilities administration, operations planning, and cost and performance. He left Bell Canada to join AT&T Canada (Unitel/CNCP Telecommunications) to work in areas of business and operations planning, customer and network services, marketing and access management. Next, Mr. Pasieka joined MetroNet Communications Corporation as a vice president and general manager. Mr. Pasieka holds a Bachelor of Science Degree from the University of Waterloo and a MBA from York University. He also attended the Strategic Product Management program for AT&T School of Business and the Executive Marketing Program at the Western School of Business. He is a member of the advisory boards of NTG Clarity Networks and Conceptwave Software.

RODNEY DAVIS, CHIEF FINANCIAL OFFICER

         Mr. Davis has served as our Chief Financial Officer since July 7, 2001. With almost 15 years experience, Mr. Davis brings to the Company a successful track record in the areas of strategic and business planning, public market financings, corporate restructurings, public financial reporting, acquisition negotiations and execution. Most recently, he held the position of CFO at MGI Software Corporation, a leading global provider of visual media software and infrastructure solutions distributed in over 40 countries. At MGI, Mr. Davis successfully completed a $23 million bought deal in Canada, co-led by National Bank and BMO Nesbitt Burns. Further, he introduced processes and accountabilities to the company that led to better-informed decision-making and resource allocations. Prior to joining MGI, Mr. Davis was a vice president (corporate development) of Maxxcom Inc. where he managed the company's acquisition program and participated in taking the company public. In 1997, he was appointed vice president and corporate controller for Southam Inc., a media company with annual revenues of $1.3 billion. At Southam, Mr. Davis was responsible for all acquisitions, all financial reporting, as well as approving business plans and capital expenditures for all divisions. Mr. Davis obtained his CA designation while working at KPMG LLP.

LIAM GILLEN, MANAGING DIRECTOR, ANTIGUA

         Mr. Gillen is our Managing Director, Antigua Operations. Mr. Gillen has served as a Chief Operating Officer of Starnet from November 27, 2000 until April 15, 2001. He brings a comprehensive understanding of gaming operations and vendor relationships through more than 25 years experience in casino operations. Before joining Starnet he served as President of Global Interactive, as a country head at Asian Village, Antigua, and as a director of enrollment at Management Training University.

MICHAEL STEELE, MANAGING DIRECTOR, INPHINITY INTERACTIVE INC.

         Mr. Steele has served as Managing Director of Inphinity Interactive, Inc., our operating subsidiary based out of Vancouver, Canada, from April 12, 2001. Mr. Steele now oversees all maintenance, upgrades, support and development of our proprietary software products, as well as the team that implements software integration. Mr. Steele has extensive experience in developing and executing product strategies for technology companies. He first worked with Mr. Aymong as a private consultant to telecommunications service provider MetroNet (AT&T Canada) and later GT Group Telecom, in the areas of strategic planning and market development. With GT, he consulted on the company's first retail take-to-market plan for its national expansion across Canada and participated in the analysis team that supported nearly $1 billion in acquisitions. Mr. Steele also implemented the service development process for TELUS Advanced Communications prior to its merger with BC TEL and led the marketing efforts for three software companies in Calgary, Canada.

         COMPENSATION

         We have entered into agreements with our independent directors which provide that each independent director receives a fee of $12,000 per year plus $1,000 per day for attending our Board of Directors meetings as it relates to the year ended April 30, 2001. In addition Frederick Hazell, our Chairman of the Board, receives a fee of $24,000, however, during the period that Mr. Hazell acted as President and CEO of the Company he did not receive the base director's or chairman's fee. Directors who are employees receive no cash compensation for serving on our Board of Directors. Directors who resigned during the year were paid pro rata up to when they ceased performing duties for us. All directors are reimbursed for their reasonable expenses incurred to attend meetings of the Board of Directors. We anticipate that our Board of Directors will hold regularly scheduled meetings at least quarterly.

COMPENSATION OF OUR SENIOR MANAGEMENT

         The following table sets forth all compensation we paid to our senior management and directors including the stock options grants during the fiscal year ended April 30, 2001, in U.S. dollars. All of the options listed in the table below represent options to purchase our ordinary shares or ADSs. Options granted to our directors will vest and become exercisable as to 25% of the original number of option shares on the date of grant and a further 25% upon the expiration of each of the following three periods of three months. All new options granted to our employees and officers will normally vest over a three-year period from the date of the grant. Any options that were granted in exchange for the former Starnet's options normally vest over a two-year period.



                                                                              OPTION GRANTS/         ALL OTHER
                                                                              VESTED OPTIONS        COMPENSATION
               NAME AND PRINCIPAL POSITION                   SALARY($)        AS OF 10/05/01             ($)
               ---------------------------                   ---------      --------------------    ------------
Michael Aymong, President & CEO (1)                             18,181       2,940,000/1,581,815              --

R. Michael Steele, Managing Director - Inphinity
Interactive (2)                                                  3,169            175,000/34,028           5,000

Frederick Hazell, Chairman of the Board, former Acting
President & CEO (3)                                            108,000           370,928/270,928          31,500

Wolf Bergelt, Director & former Consultant (4)                  96,000           426,967/326,967          23,000

Winston Brown, former Chief Operating Officer (5)               65,000           200,000/200,000          39,867

Meldon Ellis, former Consultant (6)                            125,000           377,623/377,623          58,000

Liam Gillen, Managing Director - Operations (7)                 41,455            165,000/30,000          22,483

Jason King, former CEO Inphinity (8)                           103,243           195,000/195,000           7,886






                                                                              OPTION GRANTS/         ALL OTHER
                                                                              VESTED OPTIONS        COMPENSATION
               NAME AND PRINCIPAL POSITION                   SALARY($)        AS OF 10/05/01             ($)
               ---------------------------                   ---------      --------------------    ------------

Eugene Nizker, Former Chief Technical Officer,
Inphinity Interactive (9)                                      100,596           135,000/135,000           2,581

Jason Bolduc, Director (10)                                                      300,000/200,000          20,000

Clare Roberts, Director (11)                                                     350,000/250,000          22,000

Brownell Combs II, Director (12)                                                 309,016/309,016          22,000

Mathew Stasior, Director (13)                                                    309,016/309,016          31,000

Nicholas Jackson, Director (14)                                                  352,459/252,459          26,000

Chris Thompson, former CFO (15)                                132,000           100,000/100,000          75,000


(1) Michael Aymong's employment with Starnet began April 9, 2001. Payments due to him under his contract for housing and car allowances have not been paid as a house and car in Antigua have been provided to him. Options: 1,200,000 have an exercise price of $0.31, subject to 6 month hold requirement upon exercise; 1,200,000 vest over 22 months (54,545 each month) with the exercise prices as follows: first 200,000 at $1.25, second 200,000 at $2.25, third 200,000 at $4.25, fourth 200,000 at $4.25, fifth 200,000 at
     $6.25, sixth 200,000 at $8.25. 400,000 options vest on April 30, 2003, and are exercisable at the closing market price on March 31, 2003. Pursuant to antidilution provisions of Mr. Aymong's employment agreement, he was granted 140,000 options in connection with the issuance of ordinary shares to AIM Investments Ltd., these options have vested and are exercisable at the closing market price on May 25, 2001 per share. (See Item 10. MATERIAL CONTRACTS).

(2) R. Michael Steele's employment began April 12, 2001 and has an annual salary of $64,000. Options have an exercise price of $0.75 per share. (See
     Item 10. MATERIAL CONTRACTS).

(3) Fred Hazell was paid for acting as President and CEO for the period September 15, 2000 to April 9, 2001. During that period he did not receive a base director's fee or chairman's fee. Options: 110,298 have an exercise price of $2.13; 200,000 are exercisable at $0.31; and 60,000 at $0.31.

(4) Wolf Bergelt served as a consultant pursuant to a consulting agreement with us, which was terminated on August 31, 2001. The consulting agreement provided for a fee of $8,000 per month through April 30, 2002, and we agreed that we will pay to Mr. Bergelt the amounts remaining under his consulting agreement. He continues to serve as our director. During the fiscal year ended April 30, 2001 he was paid for his consulting services and for his services as the director. 70,000 options are exercisable at $1.44 per share. 106,967 options are exercisable at $2.13 per share, 50,000 at $0.62, and 200,000 options, of which 100,000 have vested, are exercisable at $0.31 per share.

(5) Winston Brown was an employee from July 1, 2000 to December 31, 2000. His stock options are vested and exercisable at $3.03 per share.

(6) Meldon Ellis ceased office of President and CEO on September 15, 2000 but continued a contractual relationship as a consultant with us through September 30, 2001. All of his options are vested; 10,000 are exercisable at $8.72, 50,000 at $3.06, 300,000 at $3.03 and 17,623 at 2.13.

(7) Liam Gillen's employment began November 27, 2000. Stock options: 50,000 vest in equal monthly tranches over a period of 36 months (1/36 each month) at an exercise price of $.75; 115,000 vest in three years at an exercise price of $1.18.(See Item 10. MATERIAL CONTRACTS).

(8) Jason King's duties as President and CEO of Inphinity Interactive ceased on January 4, 2001 but he continued receiving his salary under the terms of severance through December 31, 2001. 45,000 of his options are exercisable at $1.44, and 150,000 at $3.03.

(9) Mr. Nizker's options became vested upon the termination of his employment. 20,000 of his options are exercisable at $12.50, 50,000 at $3.06, and 65,000 at $3.03.

(10) Mr. Bolduc was paid director's fees and was granted 300,000 stock options, of which 100,000 are exercisable at $2.12, and 200,000 at $0.31.

(11) Mr. Roberts was paid director's fees and granted options, of which 100,000 are exercisable at $2.13; 50,000 at $1.44; and 200,000 at $0.31.

(12) Mr. Combs resigned as a director on October 2, 2001. He was paid director's fees and granted stock options. His stock options are vested, and 109,016 are exercisable at $2.13, and 200,00 at $0.31.

(13) Mr. Stasior resigned as a director on October 2, 2001. He was paid director's fees and granted stock options. His stock options are vested, and 109,016 are exercisable at $2.13, and 200,00 at $0.31.

(14) Mr. Jackson serves as our director. He was paid director's fees and granted stock options, of which 102, 459 are exercisable at $2.13, 50,000 at $1.44, and 200,000 at $0.31.

(15) Mr. Thompson served as our chief financial officer until July 31, 2001, his 100,000 stock options are vested and exercisable at $3.03. Recently Mr. Thompson filed a lawsuit against us described elsewhere in this report. (See Item 8. LEGAL PROCEEDINGS).

         WORLD GAMING PLC 2001 SHARE OPTION PLAN

         We operate a share option plan, the World Gaming plc 2001 Share Option Plan (the "2001 Plan"), under which eligible persons may acquire options to purchase ordinary shares or ADSs as determined by the Share Option Committee. Our Compensation Committee serves as the Share Option Committee. The 2001 Plan was adopted by our Board of Directors on May 17, 2001 and approved by ordinary resolution of our shareholders on May 17, 2001 in substitution of the Starnet Stock Option Plans (1997, 1999 and 1999 (No. 2)), which were terminated in the course of the reorganization and options thereunder were exchanged for new options in the 2001 Plan.

NUMBER OF ORDINARY SHARES

         The maximum number of the ordinary shares (or ADSs) with respect to which options may be granted under the 2001 Plan is 15,000,000. If any option shall lapse or shall be cancelled, then the shares represented by such option shall become available for new options. An option may be exercised for an ordinary share or an ADS.

ELIGIBILITY

         All employees, officers, directors and all other persons who provide services to the us or any of our subsidiaries, as determined by the Board of Directors, are eligible to participate in the 2001 Plan.

GRANT OF OPTIONS

         Our Compensation Committee administers the 2001 Plan and has discretion in awarding share options to the eligible participants. (See Item
6. COMMITTEES OF THE BOARD below).

OPTION PRICE

         Options will be granted at exercise prices to be determined by the Compensation Committee, which may be more or less than 100% of the fair market value of the ordinary shares (or ADSs) on the date of grant. Fair market value for these purposes means the closing price of our American Depositary Shares, as traded on the OTC Bulletin Board or the other principal U.S. market for our securities, on the business day immediately preceding the date of grant.

EXERCISE OF OPTIONS

         Our share option agreement provides that the options granted to directors will vest and become exercisable as to 25% of the original number of option shares on the date of grant and a further 25% upon the expiration of each of the following three periods of three months. Options granted to our employees and officers and the employees and officers of our subsidiaries will normally vest over a three year period from the date of the grant. The options granted in exchange for Starnet's options vest over a two-year period. The exercise of the options for other categories of optionholders may be tied to certain performance conditions. Any new options to be granted to an officer, director or a major shareholder shall not become exercisable until at least six months after the date of such grant. Options will terminate if an optionholder's employment is terminated for cause, or if an option holder voluntarily resigns without appropriate or agreed notice and termination terms, unless otherwise agreed by the Compensation Committee. If the employment or office or directorship is terminated for another reason not contemplated by an option agreement then the option shall be exercisable for a period of 12 months after termination but only to the extent that it is vested and exercisable on the date of termination, except as permitted by the Compensation Committee. If an optionholder's employment or office or directorship is terminated due to his or her death or disability, the options will remain exercisable for a period of 12 months after termination but only to the extent that they have vested and are exercisable on the date of termination. Notwithstanding the foregoing, all options lapse at the end of the option period applicable to them. Options are not transferable and may only be exercised by the persons to whom they are granted, except in the case of the death or disability of the optionholder in which case they would be exercisable by the guardian or personal representative of the optionholder (as the case may be).

ISSUES OF ORDINARY SHARES OR ADSs

         Ordinary shares or ADSs issued upon the exercise of options will rank equally with ordinary shares or ADSs, as applicable, of the same class as them, but shall not be entitled to any dividends or other distributions declared prior to the date of the exercise.

VARIATION IN SHARE CAPITAL

         Options may be adjusted following certain variations in our share capital, including a capitalization or rights issue.

TERMINATION OF THE 2001 PLAN

         No options may be granted under the 2001 Plan after the tenth anniversary of its adoption.

AMENDMENTS

         The Board of Directors may amend the 2001 Plan, provided that no amendment or modification will become effective without shareholder approval, if such approval is required by law or exchange rules, except for minor amendments relating to administrative matters. Additionally, no amendments which would adversely affect the rights of the existing optionholders may be made without their consent.

         BOARD PRACTICES

         In English companies, when a director ceases to be a director, whether voluntarily or otherwise, we say that the director has "retired." Our directors are subject to retirement by rotation. At every one of our annual general meetings, one-third of our directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third of our directors, shall retire from office. If there is only one director who is subject to retirement by rotation, that director shall retire. Subject to the provisions of the U.K. Companies Act 1985, the directors to retire by rotation shall be those who have been longest in office since their last appointment or retirement. As between persons who became or were last reappointed directors on the same day, those to retire shall be determined by lot unless they otherwise agree among themselves. If a director retires by rotation and he is not reappointed, the retiring director may retain its office until the meeting appoints someone in his place or until the end of the meeting. However, the director in that situation shall not be deemed to be reappointed, if the shareholders determine not to fill the vacancy or a resolution to reappoint the director is voted upon and defeated. Our shareholders holding a majority of our ordinary shares may remove any director from office at any time, with or without cause, subject to the requirements of the U.K. Companies Act of 1985 and our Articles of Association.

         COMMITTEES OF THE BOARD OF DIRECTORS

         Our Board of Directors has appointed an Audit Committee, a Compensation Committee and a Strategic Planning Committee.

AUDIT COMMITTEE

         The Audit Committee has the authority to recommend to our Board of Directors independent public accountants to be nominated for shareholder ratification to audit our books, records and financial statements and to review our systems of accounting (including systems of internal control). During the fiscal year ended April 30, 2001 Mr. Brownell Combs served as Chairman of the Audit Committee until July 2001, at which time Mr. Bergelt took over as an interim Chairman. The current members of the Audit Committee are Wolf Bergelt, Fred Hazell and Jason Bolduc.

COMPENSATION COMMITTEE

         The Compensation Committee is responsible for administering the operation of the 2001 Plan and for recommending to our Board of Directors compensation plans and arrangements, including awards of any stock options, with respect to our executive officers, directors, and key personnel. The current members of the Compensation Committee are Nicholas Jackson, Chairman, Fred Hazell and Clare Roberts.

STRATEGIC PLANNING COMMITTEE

         The Strategic Planning Committee is responsible for recommending to the Board of Directors the long term strategic direction which the Company should pursue. Matthew Stasior was Chairman of the Strategic Planning Committee until his resignation as director in October 2001. The current members of the Strategic Planning Committee are Wolf Bergelt and Jason Bolduc.

         EMPLOYEES

         The number of employees by location for each of the last three fiscal years (as of April 30) is as follows:


                                  2001             2000              1999
                                --------         --------          --------
                  Antigua           79               64                 0
                  Canada            54              114               163
                                --------         --------          --------
                  Total            133              178               163
                                ========         ========          ========

         The London office is our corporate office and it is also a marketing office for our software and licensing activities based in Antigua. Development and administrative functions are in Canada. In January and April of 2001, layoffs occurred in Antigua and Canada affecting a total of 55 staff members.

         Our employees are not represented by a union or other collective bargaining organization and we have never experienced a work stoppage. We believe that our employee relations are good.

         SHARE OWNERSHIP OF SENIOR MANAGEMENT

         The table below sets forth certain information concerning the share ownership of our directors and senior management as of October 5, 2001.



                                               NUMBER OF
                                               ORDINARY
                                               SHARES OR                                                PERCENTAGE OF
                               NUMBER OF     (ADSs) WHICH                                                 ORDINARY
                               ORDINARY         MAY BE          RANGE OF                                 SHARES OR
                               SHARES OR       ACQUIRED         EXERCISE               RANGE OF             ADSs
                                 ADSs        UNDER SHARE        PRICES OF        EXPIRATION DATES OF     BENEFICIALLY
             NAME               OWNED        OPTION PLAN        OPTIONS($)             OPTIONS            OWNED (3)
--------------------------    ----------    ---------------   ---------------    -------------------   --------------
Michael Aymong                   120,000       2,940,000        .31 - 8.25(1)             4/06              .35%
Wolf Bergelt                      11,200         426,967        .31 - 2.13        12/03 - 4/06             .033%
Jason Bolduc                     670,000         300,000        .31 - 2.13         4/05 - 4/06            1.959%
Rodney Davis                           0         250,000         1.34-2.25                7/06                0%
Liam Gillen                       30,000         165,000        .75 - 1.18               11/05             .088%
Fred Hazell                            0         370,928        .31 - 2.13         4/05 - 7/06                0%
Nicholas Jackson                       0         352,459        .31 - 2.13         4/04 - 4/06                0%
David Pasieka                          0       1,022,000        .69 - 8.25(2)            05/06                0%
Clare Roberts                          0         350,000        .31 - 2.13         1/04 - 4/06                0%
R. Michael Steele                      0         175,000               .75                4/06                0%

-----------------
(1) The exercise price for 400,000 of Mr. Aymong's options shall be equal to the closing price on March 31, 2003.
(2) The exercise price for 200,000 of Mr. Pasieka's options shall be equal to the closing price on May 3, 2003.
(3) The information in this table is based on our records, information provided to us by our directors and executive officers and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. This information is based on 34,193,181 ordinary shares issued and outstanding as of October 5, 2001.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

         MAJOR SHAREHOLDERS

         The following table contains information regarding the beneficial ownership of our ordinary shares, including our American Depositary Shares, as of October 5, 2001, for all shareholders known by us to beneficially own 5% or more of our ordinary shares.

                                                           NUMBER OF               PERCENTAGE OF
                                                      ORDINARY SHARES OR       OUTSTANDING ORDINARY
                                                        ADSs BENEFICIALLY         SHARES OR ADSs
           NAME OF BENEFICIAL OWNER                          OWNED               BENEFICIALLY OWNED
--------------------------------------------------    ------------------     -------------------------
AIM Investments Ltd.                                      2,000,000 (1)                      5.8%


(1) The information in this table is based on our records, information provided to us by our directors and executive officers and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. This information is based on 34,193,181 ordinary shares issued and outstanding as of October 5, 2001.

SIGNIFICANT CHANGES IN OWNERSHIP OF ORDINARY SHARES

         There were no significant changes in ownership of our ordinary shares. However, prior to the holding company reorganization, Starnet issued 2,000,000 shares of its common stock to AIM Investments Ltd. pursuant to Starnet's agreement with AIM Investments Ltd's parent Simpson Bay Ltd. described elsewhere in this report. (See Item 6. RELATED PARTY TRANSACTIONS AND MATERIAL CONTRACTS).

SECURITIES AND RECORD HOLDERS IN THE UNITED STATES

         As of October 10, 2001, 30,486,647 American Depositary Shares were held in the name of CEDE & Co., which is not obligated to disclose publicly the residence of the beneficial owners of those shares. We know that, excluding CEDE & Co. shares, approximately 6.2% of our ordinary shares were held by 142 U.S. record holders.

CHANGE OF CONTROL

         We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

         RELATED PARTY TRANSACTIONS

SIMPSON BAY LTD. AND AIM INVESTMENTS LTD

         AIM Investments Ltd, an affiliate of Simpson Bay Ltd., is a 5.8% shareholder of the Company holding 2,000,000 ADSs. It became a shareholder when Starnet issued 2,000,000 common shares to AIM Investments Ltd. as repayment in full of a June 2000 loan of $1,500,000 extended to Starnet by Simpson Bay Ltd. The Starnet shares owned by AIM were exchanged for our ADSs in the course of the holding company reorganization. Additionally, Simpson Bay Ltd. is one of our significant licensees. (See Item 10. MATERIAL CONTRACTS).

ITEM 8.  FINANCIAL INFORMATION.

         CONSOLIDATED FINANCIAL STATEMENTS

         Our consolidated financial statements for the years ended April 30, 2001, 2000 and 1999 set forth in this report following Part III, are hereby incorporated herein by reference.

         LEGAL PROCEEDINGS

         The following are material existing and pending or recently concluded legal claims against us and our subsidiaries:

HER MAJESTY THE QUEEN IN RIGHT OF CANADA

         On August 25, 1999, the Royal Canadian Mounted Police ("RCMP") obtained an ex parte restraint order from the Honorable Associate Chief Justice of the Supreme Court of British Columbia pursuant to the provisions of the Criminal Code of Canada. This order prevented Starnet and Starnet Systems from accessing funds located in their Canadian bank accounts. The amount of money in these accounts was approximately $7,620,000 as of August 17, 2001. The basis for the claim was the allegation that the funds in these bank accounts are proceeds of crime, obtained as a result of the breach of certain gaming provisions contained in the Criminal Code of Canada, and should therefore be forfeited to the Crown. The restraint Order was extended several times, with the last extension extending the restraint until August 24, 2001. During the pendency of the Restraint Orders, the RCMP continued an investigation into whether Starnet or Starnet Systems, and certain of its former officers and directors, engaged in unlawful activities in Canada from the time period up to August, 1999, in connection with the business of such companies in licensing and providing support services to licensees engaged in online gaming.

         The investigation of Starnet and Starnet Systems by the RCMP in Vancouver, Canada, was concluded on August 17, 2001, with a single charge against Starnet, a plea to such charge, the imposition of a fine and a forfeiture of funds. Specifically, a charge was laid against Starnet as follows:

         Starnet Communications International, Inc., between the 1st day of May, 1997 and the 20th day of August, 1999, at or near the City of Vancouver, Province of British Columbia, in Antigua and Barbuda and elsewhere, did keep a device for gambling or betting, to wit, computer services and computer applications operating on a computer system, or systems, which systems, when accessed via the internet, enabled persons to engage in gambling or betting contrary to section 202(1)(b) of the Criminal Code of Canada.

         Starnet plead guilty to this charge. In response to a joint submission by the Crown and Starnet, a Provincial Court in Vancouver imposed a fine of $100,000 CDN, together with a statutory victim surcharge of $15,000 CDN. In addition, an order was entered providing for the forfeiture of $3,925,000 out of restrained funds held by the RCMP in connection with the investigation. No individuals have been charged. The balance of the funds, approximately $3,620,000, was returned to Starnet and Starnet Systems.

         The investigation is now concluded, and during the hearing before the Court, the Crown agreed that there was no legal complaint with regard to Starnet's operations since August, 1999 and as of the date of the plea.

LAS VEGAS CASINO INC. LAWSUIT

         In an action commenced in Vancouver, British Columbia, Canada, in 1999 by Las Vegas Casino, Inc. ("LVC"), plaintiff LVC sued a number of our subsidiaries and various employees. LVC, a former software licensee of Starnet Systems, alleges that Starnet, a number of its subsidiaries, including Starnet Systems (formerly Softec Systems Caribbean Inc.), and various its employees and employees of its subsidiaries, caused a $1 billion loss arising by reason of alleged misappropriation of funds and breach and wrongful termination of its software license agreement with Starnet Systems. The relief sought includes general and exemplary damages, declarative relief, an accounting, interest and costs. Starnet

Systems terminated the software license agreement with LVC on July 22, 1999 as a result of LVC's failure to pay over $200,000 in fees owed to Starnet Systems.

         On July 12, 2000, Starnet Systems was granted a stay of the lawsuit as against it only, with the result that, pursuant to the terms of the software license agreement, LVC's claim and Starnet Systems' claim for unpaid fees must proceed under arbitration. Should LVC wish to proceed with its claim against Starnet Systems, it must do so through the arbitration process provided for in the software license agreement. LVC has not yet taken any steps to do so. At the present time, we have plans to depose the plaintiff and otherwise proceed with discovery. In addition, we are responding to discovery requests made by LVC.

         We believe that LVC's allegations are without merit and we intend to defend LVC's lawsuit and contest arbitration proceedings vigorously. The financial impact of this action, if any, cannot be determined at this time, although we are of the opinion that it will not result in any significant losses to us.

U.S. DELAWARE CLASS ACTION CLAIMS

         Starnet and certain officers and directors were named as defendants in ten class action lawsuits filed in 1999. The class alleged in the class action claims consists of all persons who purchased the Starnet's common stock from March 11, 1999 to August 20, 1999 inclusive, excluding the defendants and persons connected with Starnet. The basis for all of the class action claims is similar; the plaintiffs generally allege that Starnet:

     o Failed to properly advise its investors of the risks associated with the business;

     o   Misled its investors as to the risks associated with the business;

     o Misled its investors by stating that Starnet did not accept wagers from persons resident in Canada or the United States, when, in fact, it did do so; and

     o Misled its investors by stating that their business was legal within Canada and the United States when it was not.

         The relief sought included declaration of a class, damages and costs for the class. The amount of the damages claimed is unspecified.

         On March 7, 2000, the United States District Court for the District of Delaware ordered that these ten actions be consolidated under the heading In Re Starnet Communications International Inc. Securities Litigation, C.A. No. 99-681 (SLR). On June 7, 2000, plaintiff filed an Amended Consolidated Class Action Complaint (the "Amended Complaint"), which supercedes all prior complaints in all of the actions.

         Starnet filed a motion to dismiss the Amended Complaint on September 14, 2000. In light of ongoing settlement discussions, the parties sought, and the court granted, several extensions to the briefing schedule. On May 10, 2001, the court denied Starnet's motion to dismiss without prejudice to its rights to renew the motion if settlement discussions failed.

         On June 20, 2001, the parties signed a Memorandum of Understanding (the "MOU") containing the essential terms of a settlement of the class action litigation. Under the MOU, the Class will receive 1,050,000 American Depositary Shares of the Company (the "Settlement Shares") with a minimum value of $1,050,000. If, in the ten trading days preceding the effective date of the settlement, the weighted mean trading price (as calculated in the MOU) of each ADS is less than $1.00, the Class will receive additional ADSs so that the value of the Settlement Shares equals $1,050,000. In addition, we will pay certain administrative expenses, up to $50,000, and certain expenses incurred by plaintiff's co-lead counsel. The plaintiffs have the right to conduct limited discovery of Starnet.

         The settlement of the class action is conditioned on the occurrence of several events. The parties must draft a mutually acceptable Stipulation of Settlement to be filed with the court. This has since been drafted by plaintiffs' counsel and is being reviewed by defendants' counsel. The court must give preliminary approval to the terms of the settlement. Notice must be sent to the class members advising them of the terms of the settlement and of their right to object to the terms of the settlement. Finally, the Court must approve the settlement after holding a hearing on its terms. In addition, the settlement is conditioned on the issuance of our ordinary shares underlying the Settlement Shares in accordance with English law. We have the right to withdraw from the settlement in the event that members of the class holding more than 3% of our outstanding shares as of the date the settlement is filed, opt out of the settlement.

OUR CLAIMS AGAINST WIREMIX MEDIA INC.

         On August 28, 2001 our subsidiary, Starnet Canada, filed a complaint against Wiremix Media Inc. in Vancouver, Canada for approximately $154,645 CDN due under an asset purchase agreement dated February 18, 2000. Under the asset purchase agreement, Wiremix Media purchased certain assets from Starnet Canada. Wiremix Media filed its answer to Starnet Canada's complaint and filed a separate action in Vancouver, Canada on October 1, 2001 against another of our subsidiaries, Starnet Systems, for a breach of contract. In its lawsuit, Wiremix Media alleges that Starnet Systems arbitrarily terminated a marketing and consulting agreement with Wiremix, pursuant to which Wiremix was to provide Internet marketing services to Starnet Systems, and claims damages of approximately $2 million remaining under the contract. We intend to prosecute our claim against Wiremix Media. We believe that Wiremix Media's allegations in its lawsuit against Starnet Systems are without merit and we intend to defend the lawsuit vigorously. The financial impact of these actions, if any, cannot be determined at this time, although we are of the opinion that they will not result in any significant losses to us.

LAWSUIT BY OUR FORMER CHIEF FINANCIAL OFFICER CHRIS THOMPSON

         On August 2, 2001, our former Chief Financial Officer Chris Thompson brought a wrongful termination claim against us alleging that we breached his employment agreement and claiming damages of approximately $196,800. We believe that Mr. Thompson's allegations are without merit and we intend to defend the lawsuit vigorously. The financial impact of this action, if any, cannot be determined at this time, although we are of the opinion that it will not result in any significant losses to us.

SUBPOENAS RECEIVED BY OUR AUDITORS AND FORMER DIRECTORS

         We have learned that our auditors have received two subpoenas, one in August 2001 and the other in September 2001, from the Securities and Exchange Commission ("SEC") requesting copies of documentation in their possession related to their audits of us. The subpoenas have been issued with respect to an investigation of a third party unrelated to us. We have also learned that some of our former directors have received subpoenas from the SEC relating to the same matter. We have not received any subpoenas or any requests for information from the SEC, nor are we aware of the nature of the investigation.

         POLICY ON DIVIDEND DISTRIBUTION

         Our Articles of Association provide that dividends are declared by the shareholders upon the recommendation of the Board of Directors.

         SIGNIFICANT CHANGES

         There have been no significant changes in the Company since the date of the annual financial statements other than those disclosed in those financial statements.

ITEM 9. THE OFFER AND LISTING.

         NATURE OF TRADING MARKET

         Our ordinary shares are not directly publicly traded in the United States or any foreign market. Our American Depositary Shares are traded on the OTC Bulletin Board. Each American Depositary Share represents one ordinary share. Price quotations for our American Depositary Shares were reported on the OTC Bulletin Board under the symbol "WGMGY" beginning on May 29, 2001. As of October 5, 2001, we had 34,193,181 ordinary shares issued and outstanding, all of which are represented by American Depositary Shares evidenced by American Depositary Receipts issued by Continental Stock Transfer and Trust Company, as depositary. As of October 5, 2001, 34,193,180 of our ordinary shares were held of record by Continental Stock Transfer and Trust Company, one ordinary share was held by Continental Stock Transfer and Trust Company and Mr. Steve Nelson jointly. This represents 100% of our issued and outstanding ordinary shares.

         The following table sets forth the high and low closing sale prices for our American Depositary Shares on the OTC Bulletin Board, from the beginning of trading on May 29, 2001 to August 30, 2001 and for Starnet, as the Company's predecessor, starting on September 22, 1997 to May 28, 2001. Such prices do not reflect retail markup, markdown or commissions and may not necessarily represent actual transactions.

                                                                                    HIGH                LOW
                                                                                  ------               -----
FIVE MOST RECENT FINANCIAL YEARS
   Year ended April 30, 1997..............................................        --                   --
   Year ended April 30, 1998..............................................         3.375               0.500
   Year ended April 30, 1999..............................................        17.010               0.375
   Year ended April 30, 2000..............................................        29.000               1.750
   Year ended April 30, 2001..............................................         4.187               0.312

FISCAL 2000
   First Quarter..........................................................        29.000               8.560
   Second Quarter.........................................................        15.940               3.000
   Third Quarter..........................................................         4.560               1.750
   Fourth Quarter.........................................................        10.000               2.810

FISCAL 2001
   First Quarter..........................................................         4.187               2.343
   Second Quarter.........................................................         3.937               1.125
   Third Quarter..........................................................         1.687               0.312
   Fourth Quarter.........................................................         1.500               0.593

FISCAL 2002
   First Quarter..........................................................         2.250               0.620

MOST RECENT SIX MONTHS
   March 2001.............................................................         1.125               0.593
   April 2001.............................................................         0.906               0.600
   May 2001...............................................................         1.370               0.620
   June 2001..............................................................         2.250               1.120
   July 2001..............................................................         1.640               1.260
   August 2001............................................................         1.720               0.910

         DIVIDEND INFORMATION

         We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future.

         REGISTRAR, TRANSFER AGENT AND DEPOSITARY

         From June 25, 2001, Continental Stock Transfer and Trust Company has acted as our registrar, transfer agent and depositary with respect to our American Depositary Receipts. Prior to that our registrar, transfer agent and depositary was Pacific Stock Transfer.

ITEM 10. ADDITIONAL INFORMATION.

         MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

         Set forth below is information concerning our equity capital structure and related summary information concerning provisions of our Memorandum of Association and Articles of Association and applicable English law. Since it is a summary, it does not contain all of the information that may be important to you, and the summary is qualified in its entirety by reference to the U.K. Companies Acts of 1985 and 1989, our Memorandum of Association and our Articles of Association. Our Memorandum of Association was filed as Exhibit 3.1 to Registration Statement on Form F-4 (SEC File No. 333-48280) on October 19, 2000. Our Articles of Association, adopted by special resolution on May 17, 2001, were filed as Exhibit 4.2 to Registration Statement on Form S-8 (SEC File No. 333-70056) on September 24, 2001.

         We are incorporated under the name World Gaming plc and our company is incorporated in England and Wales with the registered number 4094204. Our Articles of Association do not include a stated purpose.

         BOARD ACTION AND POWERS

         Our Articles of Association provide that unless otherwise determined by ordinary resolution, our Board of Directors shall consist of not less than two nor more than 10 members.

         Except as noted below, the Board of Directors may at any time appoint any person to be a director either to fill a vacancy or as an additional director, provided that the number of directors does not exceed 10. Any person so appointed by the Board of Directors shall hold office only until the next annual general meeting of shareholders and shall then be eligible for election by the shareholders, but shall not be taken into account in determining the number of directors who are to retire by rotation at such meeting as set out below.

         At each annual general meeting of shareholders, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) must retire from office by rotation. The directors to retire by rotation shall be in addition to any director who wishes to retire and not to offer himself for re-election. The directors to retire by rotation shall include those members who have served the longest on the Board of Directors. A retiring director is eligible for immediate re-election.

         Any provisions of the U.K. Companies Act 1985 or other United Kingdom statutes applicable to us which would have the effect of rendering any person ineligible for appointment as a director or liable to vacate office as a director by virtue of his having reached any specified age or of requiring special notice or any other special formality in connection with the appointment or election of any director over a specified age, do not apply to us.

         Directors are not required to hold any of our ordinary shares by way of qualification. A director who is not a shareholder shall nevertheless be entitled to attend and speak at shareholders' meetings.

BORROWING POWERS

         Subject to the limitations noted below, the directors may exercise all our powers to borrow money and to mortgage or charge our undertaking, property and uncalled capital or any part or parts thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

COMPENSATION AND EXPENSES

         The compensation of the directors is determined by the Board of Directors but may not in the aggregate exceed (pound)100,000 per year (disregarding any compensation payable to directors in their capacity as executives) or such higher amount as may from time to time be determined by an ordinary resolution of our Board. Such compensation shall (unless such resolution otherwise provides) be divisible among the directors as the Board of Directors may decide, or, failing agreement, equally, except that any director who holds office for only part of the period with respect to which such compensation is payable is entitled only to rank in such division for a proportion of compensation related to the period during which he has held office. Any director who is employed, or holds executive office may be paid such extra compensation by way of a fixed sum of money, or in whole or in part by participating in profits or otherwise, as the Board of Directors may determine, and such compensation may be in addition to or instead of a fee payable to him for his services as director. The directors may repay to any director all reasonable expenses as he may incur in attending and returning from meetings of the directors or of any committee of the directors or shareholders' meetings or otherwise in connection with our business.

PENSIONS AND OTHER BENEFITS

         The directors shall have the power to pay and agree to pay gratuities, pensions or other retirement benefits, death or disability benefits to (or to any person in respect of) any director or ex-director and, for the purpose of providing any such gratuities, pensions, or other benefits, to contribute to such scheme or to pay premiums.

INTERESTED DIRECTOR TRANSACTIONS

         Subject to certain provisions of the U.K. Companies Acts 1985 and 1989 designed to enforce fair dealing by directors and prevent their taking financial advantage, and provided that a director has disclosed to the directors the nature and extent of any interest, a director:

     o may be party to or otherwise interested in any contract, transaction, or arrangement with us or in which we are otherwise interested;

     o may be a director or other officer of or employed by a party to any contract, transaction or arrangement with or otherwise interested in any corporate body promoted by us or in which we are in any way interested (or any firm of which he is a partner, employee or member) ; and

     o may act in a professional capacity for us (other than as auditor) and be compensated therefor and shall not (unless otherwise agreed by him) be accountable to us for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such corporate body or for such compensation.

         No such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

         Except as otherwise provided below, a director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of interests in shares or debentures or other securities of, or otherwise in or through, us. A director shall not be counted in the quorum of a meeting in relation to any resolution on which he is not entitled to vote. Provided that a director has disclosed the nature and extent of his interests, a director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

     o the giving of any security, guarantee or indemnity with respect to (a) money lent or obligations incurred by him or by any other person at the request of or for our benefit of our company or the benefit of any of our subsidiaries, or (b) a debt or other obligation of the Company or any of our subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

     o any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiaries in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or subunderwriting of which he is to participate;

     o any proposal concerning any other corporate body in which he is interested, directly or indirectly, and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him (within the meaning of Section 346 of the U.K. Companies Act 1985)) does not have any interest (as that term is used in Sections 198 to 211 of the U.K. Companies Act 1985) in 1% or more of the issued equity share capital of any class of such body corporate (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant corporate body;

     o any proposal relating to an arrangement for the benefit of our employees or those of any of our subsidiaries which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

     o any proposal concerning insurance which we propose to maintain or purchase for the benefit of directors or for the benefit of persons who include directors.

INDEMNIFICATION OF DIRECTORS

         Our Articles of Association entitles every director, secretary or manager of the Company, to be indemnified by the Company against liabilities incurred during the discharge of his or her duties including where judgment is given in his or her favor or if the claim is disposed of where he or she has not been found to have been in material breach of his or her duty.

         DESCRIPTION OF SHARE CAPITAL

GENERAL

         Our authorized share capital is (pound)1,000,000 divided into 500,000,000 ordinary shares of (pound).002 nominal value per share.

ORDINARY SHARES

         As of October 5, 2001, 34,193,181 of our ordinary shares were issued and outstanding and are fully paid or credited as fully paid, each of which is in registered form. No holder of ordinary shares will be required to make additional contributions of capital in respect of those shares in the future. There are no rights of pre-emption attaching to the ordinary shares, save as set out below under "Issuance of Share". Furthermore, they are not issued as redeemable shares. However, it should be noted that the Company may choose to utilize the power conferred upon it by Part V Chapter VII of the Companies Act 1985 to issue redeemable shares subject to obtaining an appropriate authority from the shareholders. Neither our Memorandum of Association, Articles of Association, nor any statutory provision in England and Wales restrict in any way the ownership of, or voting rights attaching to, the ordinary shares held by persons resident outside the United Kingdom. Under the terms of our Articles of Association, the Company is obliged to give notice of shareholder meetings to all persons, including those with an address for service outside the United Kingdom.

ISSUANCE OF SHARES

         Subject to any special rights previously conferred on the holders of any issued shares or class of shares, any share of ours may be issued with any preferred, deferred, or other special rights. They may also be issued subject to restrictions, including without limitation restrictions on dividends, return of capital, voting or otherwise, as an ordinary resolution of a general meeting of our shareholders may from time to time direct, and failing such direction, as our Board of Directors may determine.

         Subject to the provisions of the U.K. Companies Act 1985, the authorized but not issued shares are at the disposal of the directors who may issue, grant options over or otherwise dispose of them to those persons and on whatever terms they deem appropriate.

         Pursuant to Section 80 of the U.K. Companies Act 1985, our directors are authorized to issue shares (or grant any right to subscribe for or convert other securities into shares) up to (pound)1,000,000, and such authorization will expire five years from the date our incorporation.

         If ordinary shares are to be issued for cash, Section 89 of the U.K. Companies Act 1985 requires, subject to limited exceptions in respect of employee share schemes, that those shares first be offered to existing holders of shares in proportion to their holdings. However, Section 95 of the U.K. Companies Act 1985 provides that in certain circumstances the directors of a company may by special resolution be given power to issue shares as if Section 89 did not apply. Our Articles of Association render Section 89 inapplicable up to the aggregate nominal amount of (pound)50,000, and this authority will expire at the close of business on May 17, 2006.

ALTERATION OF SHARE CAPITAL

         We may from time to time by ordinary resolution approved by our shareholders at a general meeting:

     o increase our share capital by the sum, to be divided into shares of those amounts, as the resolution shall prescribe;

     o consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

     o cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of our capital by the amount of the shares so canceled; and

     o subdivide our shares, or any of them, into shares of smaller amount, and so that the resolution whereby any share is subdivided may determine that the shares resulting from that subdivision may, as compared with the others, have any preferred, or other special rights or be subject to any restrictions.

         We may purchase or enter into a contract under which we will or may purchase any of our own shares of any class (including any redeemable shares, if any then exist) on such terms and in such manner as permitted by the law.

         We may, by special resolution approved by our shareholders at a general meeting, reduce our share capital or any capital redemption reserve, share premium account, or other undistributable reserve in any way, subject to the rights of the existing shares and English law.

DIVIDEND RIGHTS

         Holders of ordinary shares are entitled to receive those dividends as may be recommended by our Board of Directors and declared by the shareholders in a general meeting, but no larger dividend may be declared than is recommended by our Board of Directors. No unpaid dividend bears interest as against the Company unless otherwise provided by the rights attached to the shares.

RIGHTS IN LIQUIDATION

         In the event of our liquidation, after satisfaction of liabilities to creditors, holders of ordinary shares are entitled to share pro rata in the net assets of the Company.

NOTIFICATION OF INTEREST IN ORDINARY SHARES

         Section 198 of the U.K. Companies Act 1985 obliges any person (subject to exception) who acquires an interest of 3% or more of our ordinary shares to notify us of his interest within two business days following the day on which the obligation to notify arises. After the 3% level is exceeded, similar notification must be made if the whole percentage figure increases or decreases, rounded down to the next whole number. For the purposes of the notification obligation, the interest of a person in the shares means any kind of interest in shares (subject to certain exceptions) including any shares (1) in which his spouse or his child or stepchild, is interested, (2) in which a corporate body is interested where either (a) that corporate body or its directors are accustomed to act in accordance with that person's directions or instructions, or (b) that person controls one third or more of the voting power of that corporate body, or (3) in which another party is interested where the person and that other party are parties to a "concert party" agreement under Section 204 of the U.K. Companies Act 1985 and any interest in shares is in fact acquired by any one of the parties pursuant to the agreement. A "concert party" agreement is an agreement which provides for one or more parties to it to acquire interests in shares of a particular company and imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of the interests.

         In addition, Section 212 of the U.K. Companies Act 1985 enables us, by notice in writing, to require a person whom we know or have reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares to confirm that fact or (as the case may be) to indicate whether or not that is the case, and where he holds or has during this relevant time held an interest in the shares, to give further information as may be required relating to his interest and any other interest in the shares of which he is aware.

         In addition to the restrictions on the rights attaching to shares imposed by the U.K. Companies Act 1985 for noncompliance with Section 212 of that Act, our Articles of Association apply additional restrictions. The restrictions imposed or applied can potentially include disenfranchisement, loss of entitlement to dividends and other payments and restrictions on alienability.

VOTING RIGHTS OF ORDINARY SHARES AND SHAREHOLDER MEETINGS

         Under English law, there are two types of general meeting of shareholders: annual general meetings and extraordinary general meetings. An annual general meeting must be held at least once in each calendar year and not later than 15 months from the previous annual general meeting. At the annual general meeting matters such as the election of directors, appointment of auditors and the fixing of their remuneration, approval of the annual accounts and the directors' report and declaration of dividends are considered. Any other general meeting is known as an extraordinary general meeting.

         The directors may convene an extraordinary general meeting and must convene one if demanded by holders of not less than 10% of the paid-up shares. An annual general meeting and an extraordinary general meeting called to pass a special resolution must be called by at least 21 days' notice specifying the place, day and time of the meeting and the general nature of the business to be transacted. No business may be transacted at any general meeting unless a quorum of two persons entitled to vote on the business to be transacted is present in person or by proxy.

         At a general meeting, a simple majority of the votes cast is sufficient to pass an ordinary resolution. A special or extraordinary resolution is decided on a poll. A special or extraordinary resolution can only be considered if the Company's shareholders receive at least 21 days' prior notice of the meeting at which such resolution will be considered.

         Subject to the restrictions referred to in the following paragraph, at a meeting of shareholders every holder of shares who (being an individual) is present in person or (being a corporation) is present by a representative or proxy not being himself a member shall have one vote on a show of hands, and on a poll, every holder of shares present in person or by proxy shall have one vote for every share held. A special or extraordinary resolution (such as, for example, a resolution amending our Memorandum of Association or Articles of Association or approving a winding-up of the company) requires approval of the holders of 75% of the ordinary shares of the Company represented at the meeting, in person or by proxy, and voting thereon. Shareholders are not entitled to cumulative voting rights. A poll can be demanded by:

     o   the chairman of the meeting;

     o not less than five shareholders present in person or by proxy having the right to vote at the meeting;

     o a holder or holders of shares or his or their proxy representing not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting; or

     o by a holder or holders of shares or his or their proxy conferring a right to attend and vote at the meeting on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right.

         A holder of shares shall not be entitled (except as a proxy for another shareholder) to be present or vote at any general meeting:

     o in respect of any shares held by him in relation to which he or any other person appearing to be interested in those shares has been served with a notice under Section 212 of the U.K. Companies Act 1985, requiring him to provide information in accordance with that section and containing a statement that upon failure to supply such information before the expiration period specified in the notice (which may not be less than 28 days) the registered holder of the share is not entitled to vote in respect of those shares, and the person on whom such notice was served fails to supply the information within the specified period; or

     o unless all amounts presently payable by him in respect of such shares have been paid.

TRANSFER OF SHARES

         Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to our Articles of Association. The instrument of transfer of a share may be in any usual form or in any other form of which the directors approve and shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The directors may restrict the transfer of a share which is not fully paid provided that any such restriction will not prevent dealings in the shares from taking place on an open and proper basis. Subject to the provisions of English law, our Articles of Association provide that we may issue shares which may be held, evidenced and transferred through a relevant system in an uncertificated form.

ISSUANCE OF AMERICAN DEPOSITARY SHARES

         The terms of our Deposit Agreement with Continental Stock Transfer & Trust Company, as depositary ("ADS Depositary"), permits issuance of American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs, for ordinary shares accepted for deposit by the depositary. Our ADS Depositary also serves as an initial custodian.

         The Deposit Agreement provides that every person depositing ordinary shares is deemed to represent to the depositary that

     o   such shares are validly issued and outstanding;

     o   were not acquired in violation of any pre-emptive rights;

     o   such person is duly authorized to make such deposit; and

     o such shares are not restricted securities as defined in Rule 144 under the Securities Act unless at the time of deposit they may be freely transferred under that rule, or have been registered under the Securities Act.

         The ADS Depositary may require a written delivery order listing the persons in whose name an ADR or ADRs evidencing the ADSs representing such deposited ordinary shares are to be issued. ADRs are issued only in denominations of any whole number of ADSs. The Company is obligated to transmit to the depositary a copy of all communications it makes generally available to holders of ordinary shares or to any securities regulatory authority or stock exchange as public information. The depositary will make such publication obligations available to the holders. Our depositary keeps a register for the registration, registration of transfer, combination or split-up of ADSs at its offices in New York at 2 Broadway, New York, New York 10004, and such register is open for inspection by registered holders of ADSs. In the registration statement that the Company filed with the SEC on Form F-6 (SEC File No. 333-13286) on May 24, 2001, the Company registered 50,000,000 ADSs, where each ADS represented one ordinary share. The Deposit Agreement and a form of ADR have been filed as Exhibit (a) to a registration statement on Form-6 (SEC File No. 333-13286) effective as of May 24, 2001.

VOTING OF ADSS BY PROXY

         The ADS Depositary can appoint more than one person to be its proxy. The appointment shall set out the number of ordinary shares in relation to which such proxy has been appointed, and such number shall not exceed the number of the ordinary shares registered in the name of the ADS Depositary. The appointed proxy may attend general meetings so long as it provides the Company with written evidence of its appointment. At a general meeting, the appointed proxy is entitled to the same rights and has the same obligations with respect to the appointed number of the ordinary shares as if it were a registered owner of such shares, or as if it were a duly appointed proxy in relation to those ordinary shares.

         EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         There are currently no United Kingdom foreign exchange control restrictions on the payment of dividends or other payments to holders of ordinary shares or on the conduct of our operations.

         There are currently no restrictions under our Articles of Association or under English law which limit the rights of non-resident or foreign owners to freely hold, vote and transfer ordinary shares in the same manner as United Kingdom residents or nationals.

         CHANGE OF CONTROL

         We have a "classified" Board of Directors because our directors must retire by rotation. This means that only approximately one-third of our directors are eligible for election each year. Therefore, if shareholders wish to change the composition of the Board of Directors, it would take at least two years to remove a majority of the existing directors, and three years to change all directors.

         MATERIAL CONTRACTS

         The following is a summary of our material contracts. We have included the contracts entered into by our operating subsidiaries that we consider material to our operations.

ACCORD AND SATISFACTION AGREEMENT AMONG STARNET, STARNET SYSTEMS, SIMPSON BAY, LTD., AND AIM INVESTMENTS LTD

         An Accord and Satisfaction Agreement among Starnet, Starnet Systems, Simpson Bay, Ltd., and AIM Investments Ltd. was entered into on May 17, 2001. Simpson Bay loaned to Starnet Systems, a subsidiary of Starnet, $1,500,000 pursuant to a loan agreement dated June 23, 2000, which provided for the conversion of the Loan into shares of Starnet. The Accord and Satisfaction Agreement was entered into to effect such conversion. Pursuant to the agreement, 2,000,000 unregistered shares of Starnet's common stock were issued to Simpson Bay as repayment in full of the loan. The parties further agreed that Starnet would be free to utilize the equipment that had been located in Gibraltar in other countries. Simpson Bay agreed to exclusively use Starnet software on its sites WWW.PLAYERSONLY.COM, WWW.SPORTSBOOK.COM, and WWW.ACESCASINO.COM for four years from August 15, 2000. Starnet will have a right of first opportunity to design new gaming software to Simpson Bay so long as it can be competitive with other providers. An affiliate of Simpson Bay will give Starnet a right of first refusal for two years to provide new Starnet sportsbook and casino software for the new casino sublicensee sites that will be launched by such affiliates so long as Starnet's software is competitive. In the event of change of control of Simpson Bay such right will terminate. Simpson Bay and Starnet also agreed that they will attempt to integrate Starnet's casino with the back-end software on the Starnet's back-end when they launch a European sportsbook.

AKAMAI TECHNOLOGIES, INC. FREEFLOW STREAMING SERVICE LEVEL AGREEMENT

         On March 27, 2001, Inphinity Interactive, Inc. entered into a FreeFlow Streaming Service Level Agreement with Akamai Technologies, Inc. Through this Service Level Agreement, Akamai provides Inphinity access to Akamai's network of streaming media servers, Akamai DNS service, and Akamai's SteadyStream technology in addition to other incidental services. Additionally, Akamai will provide Inphinity with co-location space in San Diego, California. The term of the Service Level Agreement is twelve months, and it will renew indefinitely for additional one year terms unless terminated. After the first 12 months, either party may terminate the Service Agreement on 15 days written notice. Inphinity is required to pay Akamai at least $5,000 per month for the services offered under the Service Level Agreement.

THE DAILY RACING FORM ONLINE AFFILIATE AGREEMENT BETWEEN DAILY RACING FORM, LLC AND STARNET

         The Daily Racing Form Online Affiliate Agreement between Daily Racing Form, LLC and Starnet was entered into on April 1, 2000. According to this agreement, Starnet may link to Daily Racing Form's website in order to post handicapping information provided by Daily Racing Form on its website. Daily Racing Form will pay Starnet a 10% commission for all subscriptions to its service generated though Starnet's website. The term of the agreement is three years and it may be extended for an additional period of three years. Daily Racing Form may terminate the agreement without cause upon 30 days notice. The agreement may also be terminated if either party breaches it or becomes insolvent.

SOFTWARE LICENSE AGREEMENT BETWEEN GLOBAL INTERACTIVE AND STARNET SYSTEMS

         A Software License Agreement between Global Interactive and Starnet Systems was entered into on February 19, 2000. Global Interactive of St. Kitts, West Indies, licensed Starnet Systems' Internet casino software in order to operate an Internet gaming site. The non-exclusive license covers two casinos including such games as blackjack, roulette, pai gow poker, video poker and slot machine, a sportsbook web site, an HTML version of the sportsbook, and a lottery ticket distribution web site. Starnet Systems was to provide all necessary computer hardware to run Global Interactive's site. The term of the license is three years and five months, and it will renew indefinitely for additional one year terms. During such renewal terms Global Interactive may cancel the license upon at least 45 days notice prior to the end of such term, and Starnet Systems may cancel upon at least six months notice. The agreement can also be terminated if either party becomes insolvent; if Starnet Systems becomes the subject to serious third party civil or criminal litigation as a result of Global Interactive's actions; or in the event of breach by either party, the other party may terminate this agreement. Global Interactive is required to pay to Starnet Systems a monthly fee of not less than $25,000.

OPERATING AGREEMENT BETWEEN TRACKDATA SYSTEMS CORPORATION AND STARNET

         An Operating Agreement between TrackData Systems Corporation and Starnet was entered into February 18, 2000. According to the agreement, Starnet agreed to place a banner on its website to serve as a link to TrackData website for advertising purposes. TrackData is responsible for processing registrations and orders generated through such link and will pay to Starnet a commission of 20% upon the sales of TrackData's products. Starnet agreed not to purchase TrackData's products for resale or commercial use of any kind.

OPERATING AGREEMENT BETWEEN BLOODSTOCK RESEARCH INFORMATION SERVICES, INC. AND STARNET

         An Operating Agreement between Bloodstock Research Information Services, Inc. ("BRIS") and Starnet was entered into on January 18, 2000. This agreement allows Starnet to place a banner advertising and link its website to BRIS's website. BRIS is responsible for processing all customer orders for BRIS products and will pay Starnet a 20% commission on any sale generated through Starnet's website. Starnet agreed not to purchase BRIS's products for commercial use of any kind. The term of this agreement is two years and will renew automatically for successive two year periods. This agreement may be terminated by either party upon notice given not less than one year before the expiration of the then current term, or in the event of a breach by the other party.

AMTOTE INTERNATIONAL TOTALISATOR SERVICE AGREEMENT

         World Gaming Services, Inc. and AmTote International, Inc. entered into a Totalisator Service Agreement on October 12, 1999 through which AmTote is the exclusive provider of totalisator pari-mutuel wagering services to World Gaming Services outside the United States. Specifically, World Gaming Services leases and licenses AmTote hardware and software in order for World Gaming Services' customers to interface with the AmTote pari-mutuel wagering totalisator system. Through the Totalisator Agreement, World Gaming Services customers can place on-line wagers with World Gaming Services in Antigua on live horse races across the United States. If World Gaming Services chooses to offer the AmTote totalisator pari-mutuel wagering services to United States citizens, World Gaming Services must provide AmTote six months notice and an opinion of counsel stating it is legal to do so. The term of the Totalisator Agreement is four years and AmTote has the option of renewing it by matching any competing offers following the Totalisator Agreement's termination. World Gaming Services will be charged a fee of .25% of each wager placed with AmTote's totalisator system subject to minimum annual amounts. There are also additional agreements through which World Gaming Services has paid AmTote to train technicians to maintain AmTote's hardware and software in World Gaming Services' facilities.

SOFTWARE LICENSE AGREEMENT BETWEEN INTERNATIONAL GAMING LTD (F.K.A BBF INTERNATIONAL GAMING ANTIGUA INC.) AND STARNET SYSTEMS

         A Software License Agreement between BBF International Gaming Antigua Inc. and Starnet Systems' predecessor, Softec Systems Caribbean Inc. was entered into on January 18, 1999. Starnet Systems licensed its Internet casino software in order to allow BBF International to operate an Internet gaming site. The non-exclusive license permits no more than three casinos including such games as blackjack, roulette, pai gow poker, video poker and slot machine, a sportsbook web site, an HTML version of the sportsbook, and a lottery ticket distribution web site. Starnet Systems was to provide all necessary computer hardware to run BBF International's site. The term of the license is for one year, and it will renew indefinitely for additional one year terms. During such renewal terms BBF International may cancel the license upon at least 45 days notice prior to the end of such term, and Starnet Systems may cancel upon at least six months notice. In the event of breach by either party, the other party may terminate this agreement. Starnet can also terminate this agreement if it becomes the subject of a serious third party civil or criminal litigation as a result of BBF's actions. The agreement can also be terminated by either party if the other party becomes insolvent. BBF International is required to pay to Starnet Systems a monthly fee of not less than $10,000.

         EMPLOYMENT AND CONSULTING AGREEMENTS

MICHAEL AYMONG, PRESIDENT AND CHIEF EXECUTIVE OFFICER

         Starnet entered into an employment agreement with its President and Chief Executive Officer, Michael A. Aymong on April 6, 2001. Mr. Aymong's employment agreement is not restricted for a particular period of time and provides for full-time employment. Mr. Aymong's base salary in the calendar year 2001 is $350,000, and he may be entitled to receive a bonus up to 100% of his base salary, if such bonus is approved by the Board of Directors. As part of his compensation package, Mr. Aymong received 2,400,000 options to purchase Starnet's stock, of which 1,200,000, at $.31 per share, have vested The remaining options (to be exercised at different prices) will vest over the period of 22 months. Additionally, he received 400,000 bonus options that will vest on April 30, 2003 at the closing market price on March 31, 2003. Mr. Aymong has the right to purchase up to 7% of any new stock issuance from the treasury of Starnet at the closing market price on the date of any such issuance. The agreement provides for $2,000 per month as a vehicle allowance and $4,000 per month as a housing allowance for housing in Canada and/or Antigua.

         The employment agreement may be terminated by Starnet without notice and without severance compensation of any kind with the prior written consent of Mr. Aymong, or if Starnet has just cause for termination, which includes any material, intentional breach of the terms of employment, or any conduct which constitutes just cause for summary dismissal under the law. If Mr. Aymong's employment agreement is terminated without just cause, or if a change of control occurs, Starnet will be required to pay him a severance payment of up to two years base salary plus benefits and any accrued bonuses. Additionally, upon such termination, Mr. Aymong's stock options will accelerate and become exercisable, and Starnet will assign to him the vehicle lease. The employment agreement contains post-termination restrictive covenants relating to non-competition with Starnet, non-solicitation of its customers, non-dealing with its customers and non-solicitation of its employees. The employment agreement contains an express obligation of confidentiality in respect of its trade secrets and confidential information.

         After the holding company reorganization, his options under the Starnet Option Plans were replaced with options under the 2001 Plan to buy our ordinary shares or ADSs.

DAVID PASIEKA, CHIEF OPERATING OFFICER

         Starnet entered into an employment agreement with its Chief Operating Officer, David Pasieka on May 2, 2001. Mr. Pasieka's employment agreement is not restricted for a particular period of time and provides for full-time employment. Mr. Pasieka's base salary in the calendar year 2001 is $142,857 and he may be entitled to receive a bonus up to 70% of his base salary, if such bonus is approved by the Board of Directors. Additionally, he may be entitled to receive a financing bonus of up to 36% of his base salary if Starnet achieves financing in excess of $5,000,000. As part of his compensation package, Mr. Pasieka received 800,000 options to purchase Starnet's stock under the Starnet Option Plans, of which 150,000, at $.69 per share, have vested, and the remaining options (to be exercised at different prices) will vest over a period of 27 months. He also received 200,000 bonus options under the Starnet Option Plan that will vest on May 2, 2003 at the closing market price on May 1, 2003. Mr. Pasieka has the right to purchase up to 2.9% of any new stock issuance from the treasury of Starnet at the closing market price on the date of any such issuance. Starnet provides Mr. Pasieka with $1,000 per month vehicle allowance.

         The employment agreement may be terminated by Starnet without notice and without severance compensation of any kind with prior written consent of Mr. Pasieka, or if Starnet has just cause for termination, which includes any material, intentional breach of the terms of employment, or any conduct which constitutes just cause for summary dismissal under the law. If Mr. Pasieka's employment agreement is terminated without just cause, or if a change of control occurs, Starnet will be required to pay him a severance payment of up to two years base salary plus benefits and any accrued bonuses. Additionally, upon such termination, Mr. Pasieka's stock options will accelerate and shall vest and become exercisable. The employment agreement contains post-termination restrictive covenants relating to non-competition with Starnet, non-solicitation of its customers, non-dealing with its customers and non-solicitation of its employees. The employment agreement contains an express obligation of confidentiality in respect of its trade secrets and confidential information.

         After the holding company reorganization, his options under the Starnet Option Plans were replaced with options to buy our ordinary shares or ADSs under the 2001 Plan.

RODNEY DAVIS, CHIEF FINANCIAL OFFICER

         Mr. Rodney Davis accepted an offer for employment made by the Company to serve as the Company's CFO on July 7, 2001. Mr. Davis's base salary in the year 2001 is $129,870 and he may be entitled to receive a bonus up to 50% of his base salary. As part of his compensation package, Mr. Davis received 250,000 options to purchase Company ordinary shares or ADSs, of which 200,000 have an exercise price of $1.34 per share and 50,000 have an exercise price of $2.25 per share. All of the options will vest ratably over a period of three years on a quarterly basis.

         If Mr. Davis's employment is terminated by the Company without notice and without cause in the first 6 months of his employment, he will receive 3 months salary as severance. If Mr. Davis's employment is terminated by the Company without notice and without cause after the first 6 months of his employment but within the first 12 months of his employment, he will receive 6 months salary as severance. If Mr. Davis's employment is terminated by the Company without notice and without cause after the first 12 months of his employment but within the first 24 months of his employment, he will receive 12 months salary as severance. Mr. Davis has agreed to execute a confidentiality agreement that will remain in effect for 6 months following the termination of his employment.

LIAM GILLEN, MANAGING DIRECTOR OF OPERATIONS

         Starnet entered into an employment agreement with Liam Gillen on November 27, 2000. Mr. Gillen's employment agreement is for a term of two years, which term may be extended upon the written agreement of the parties, and provides for full-time employment. Mr. Gillen's base salary in the year 2001 is $96,000. As part of his compensation package, Mr. Gillen received 50,000 options pursuant to the Starnet Option Plans to purchase Starnet's stock. Starnet pays Mr. Gillen $1,000 per month as a vehicle allowance, $3,000 per month as a housing allowance for housing in Antigua and $5,000 per year as a travel allowance. Starnet also provided Mr. Gillen with an interest-free loan of $25,000, repayable in 24 installments, to obtain a credit card in Antigua and a $2,500 moving allowance to move to Antigua.

         The employment agreement may be terminated by Starnet for cause, which includes any breach of the terms of the employment agreement or any common law cause for termination. If Mr. Gillen's employment agreement is terminated without cause, or if a change of control occurs, Starnet will be required to pay him a severance payment of six months base salary plus six months of benefits and a moving allowance. Additionally, upon such termination, Mr. Gillen's stock options will accelerate and become exercisable. The employment agreement contains post-termination restrictive covenants relating to non-competition with Starnet, non-solicitation of its customers, non-dealing with its customers and non-solicitation of its employees. The employment agreement contains an express obligation of confidentiality in respect of its trade secrets and confidential information.

         After the holding company reorganization his options under the Starnet Option Plans were replaced with options to buy our ordinary shares or ADSs under the 2001 Plan.

         TAXATION

         The following discussion sets forth the material U.S. federal income tax consequences and the material U.K. tax consequences of the ownership and disposition of our American Depositary Shares or ordinary shares by a U.S. Holder. This summary is for general information purposes only. A U.S. Holder is a beneficial owner of our American Depositary Shares or ordinary shares that is:

     -   a citizen or individual resident of the United States;

     - a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that is created or organized in the United States or under the law of the United States or of any state or the District of Columbia;

     - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

         The following discussion addresses only the tax consequences to a U.S. Holder that is a portfolio investor, that is, a U.S. Holder that does not own at any time, directly or indirectly, American Depositary Shares or ordinary shares representing ten percent or more of the voting power of our stock.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISERS REGARDING YOUR PARTICULAR TAX CONSEQUENCES.

         UNITED KINGDOM TAX CONSEQUENCES

         The following discussion sets forth the material U.K. tax consequences of the ownership and disposition of our ordinary shares or American Depositary Shares by Qualifying U.S. Holders. A "Qualifying U.S. Holder" is a U.S. Holder who is a resident of the United States for purposes of the current U.S.-U.K. income tax treaty and who has acquired his American Depositary Shares or ordinary shares for bona fide commercial reasons as an investment and not in connection with any business carried on through a permanent establishment situated in the United Kingdom or for the purposes of securing the benefit of Article 10, relating to dividends, of the U.S.-U.K. income tax treaty. This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder. This discussion is based on the current provisions of United Kingdom domestic tax law, current regulations promulgated thereunder, judicial decisions and published positions of the Inland Revenue and/or Customs and Excise and other applicable authorities, all as in effect as of the date hereof, and each of which is subject to change or to differing interpretations, possibly with retroactive effect. This discussion does not address all aspects of U.K. taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances.

         For the purposes of U.K. tax on distributions on ordinary shares, the holders of American Depository Shares are treated as the beneficial owners of the ordinary shares of the Company underlying their American Depository Shares. A new U.S.-U.K. income tax treaty has been agreed but the new treaty has not come into force and will only come into force when ratified by both countries. The summary set out below, therefore, does not take any account of the provisions of the proposed new treaty. For the purposes of this summary it is assumed, and the Company is of the opinion, that the Company's business is managed and controlled in the United Kingdom.

DISTRIBUTIONS ON AMERICAN DEPOSITARY SHARES OR ORDINARY SHARES

         Currently, an individual shareholder resident in the United Kingdom generally is entitled to a tax credit, referred to as the "U.K. tax credit", in respect of any cash dividend received equal to one-ninth of the dividend. Under the U.S.-U.K. income tax treaty, the payment from the U.K. Inland Revenue to a Qualifying U.S. Holder is reduced by a U.K. withholding tax equal to the lesser of (1) 15 percent of the sum of the dividend and the amount of the U.K. tax credit and (2) the amount of the U.K. tax credit.

         Currently, a Qualifying U.S. Holder would not be entitled to receive any cash payment in respect of the U.K. tax credit for dividends paid by the Company. For example, if a Qualifying U.S. Holder receives a dividend of (pound)90, that U.S. Holder would be entitled to a U.K. tax credit of (pound)10. However, because the maximum U.K. withholding tax, which would be 15 percent of (pound)100, exceeds the U.K. tax credit, the U.K. Inland Revenue would not make any actual payment, and the Qualifying U.S. Holder would receive only the cash dividend, which in this case would be (pound)90.

         U.S. Holders that are not Qualifying U.S. Holders, depending on their personal circumstances, may be liable to U.K. tax in respect of dividends at a rate of up to 32.5 percent.

TAXATION OF CAPITAL GAINS OF U.S. HOLDERS

         A U.S. Holder who is neither resident nor ordinarily resident in the United Kingdom for U.K. tax purposes generally will not be subject to U.K. tax on capital gains realized on the disposition of the Company's American Depositary Shares or ordinary shares.

         A U.S. Holder who is resident or ordinarily resident in the United Kingdom at the time of any disposal of his American Depositary Shares or ordinary shares in the Company, or at a time when he is deemed to have made such a disposal, or if the disposal is deemed, for the purposes of U.K. tax, to occur at such a time, may, depending on his circumstances, be subject to U.K. capital gains tax at a rate of up to 40 percent, in the case of disposal of ordinary shares, on the whole or, in the case of disposal of American Depositary Shares, almost the whole, of the chargeable gain arising on the disposal.

         A U.S. Holder who owns his American Depositary Shares or ordinary shares in the Company in connection with any business or otherwise than as a capital investment, depending on his circumstances, may be subject to U.K. tax on any gain he makes on any disposal of his American Depositary Shares or ordinary shares of the Company at a rate of up to 40 percent, whether or not he is resident or ordinarily resident in the United Kingdom.

INHERITANCE TAX AND GIFT TAXES ON U.S. HOLDERS

         Our ordinary shares and almost all of the American Depositary Shares are assets situated in the United Kingdom for the purposes of U.K. inheritance tax. An individual who is domiciled in the United States and who is not a national of the United Kingdom for purposes of the U.S.-U.K. estate and gift tax treaty, however, generally will not be subject to U.K. inheritance tax in respect of our American Depositary Shares or ordinary shares on the individual's death or to U.K. gift tax on a gift of the Company's American Depositary Shares or ordinary shares during the individual's lifetime, provided that any applicable U.S. federal estate or gift tax liability is paid. In the exceptional case where the Company's American Depositary Shares or ordinary shares are subject both to U.K. inheritance tax and to U.S. federal estate or gift tax, the U.S.-U.K. estate and gift tax treaty generally provides for any tax paid to the United Kingdom to be credited against tax payable to the United States or for any tax paid to the United States to be credited against tax payable to the United Kingdom based on priority rules set out in that treaty. Where, however, the ordinary shares or American Depositary Shares are shares or American Depositary Shares in a company which, when taken with its subsidiaries, exists wholly or mainly for trading purposes, business property relief from U.K. inheritance tax may be available to reduce or eliminate the tax unless, as in the case of our American Depositary Shares or ordinary shares, they may be deemed "quoted on a recognized stock exchange" for the purposes of U.K. domestic inheritance tax, if the shareholding in questions does not carry control.

STAMP DUTY AND STAMP DUTY RESERVE TAX

         A transfer for value of our ordinary shares will normally be subject to ad valorem stamp duty or to stamp duty reserve tax. Stamp duty tax will arise on the execution of an instrument to transfer the Company's ordinary shares. Stamp duty reserve tax will arise on the entry into an agreement to transfer our ordinary shares, but the charge may be canceled if stamp duty has been paid. Stamp duty and stamp duty reserve tax are normally a liability of the purchaser. The rate of stamp duty payable is 0.5 percent of the consideration rounded to the nearest (pound)5, and 0.5 percent of the consideration in the case of stamp duty reserve tax. There is no charge to U.K. stamp or other duties on the issue by a U.K. incorporated company of shares in itself.

         There should be no charge to U.K. stamp duty on the transfer of American Depositary Shares in the Company, provided the agreement and the conveyance of transfer, if any, are executed outside the United Kingdom.

TAXATION OF THE COMPANY

         A company that is incorporated in the United Kingdom generally is treated as being resident in the United Kingdom for tax purposes. However, this treatment will not apply if the management and control of the U.K. resident company, that is, broadly, the exercise by the board of directors of that U.K. resident company of their function, takes place in another country with which the United Kingdom has an appropriate double tax treaty. A company whose management and control is exercised in the United Kingdom is also generally resident in the United Kingdom. A company that is tax resident in the United Kingdom is liable to U.K. tax on its worldwide income and gains at a maximum effective rate of up to 30 percent. Tax credit for foreign taxes on the foreign income is generally given. If the tax residence of a U.K. company changes from the United Kingdom to that of another jurisdiction, by virtue of the above provisions it would be deemed to have disposed of all of its chargeable assets, i.e., its shares in its subsidiaries and any other chargeable assets that it owns, including the goodwill of any trade carried on by it, for each asset's market value at the date of the change of residence. It is, therefore, crucial to ensure that the exercise by the board of directors of their functions is exercised so as to ensure that there is no change of a U.K. resident company's tax residence out of the United Kingdom.

TAXATION OF A U.K. COMPANY THAT CONTROLS CERTAIN CONTROLLED FOREIGN COMPANIES

         If any of the subsidiaries of a U.K. resident company are deemed resident in another tax jurisdiction so that that subsidiary is liable to tax or its profits, other than capital gains, that is less than 75 percent of the tax it would have paid on those profits if liable to tax in the United Kingdom, then unless 90 percent of that subsidiary's profits are paid up as a dividend to a U.K. resident company, within 18 months of the end of the accounting period in which they are earned or an exemption from these rules applies, those profits will be treated as profits of the U.K. company and taxed accordingly (with credit for foreign tax calculated in accordance with the applicable U.K. laws). Therefore, in relevant circumstances, the Company would be subject to U.K. tax (currently at the rate of 30 percent) on the profits of the overseas subsidiaries, subject to appropriate credit for the relevant overseas tax in respect of such profits.

TAXATION OF CERTAIN DIVIDENDS RECEIVED BY A U.K. HOLDING COMPANY

         After the reorganization, the Company owns WG International Limited, which in turn owns the entire issued share capital of Starnet, which in turn wholly owns the operating subsidiaries of Starnet. Thus, dividends received by WG International Limited and the Company will have passed through its U.S. subsidiary and have been subjected, in addition to any tax payable in the country of the operating subsidiaries, to U.S. federal income tax, generally at a rate of 34 percent or 35 percent, after giving credit, subject to limitations, for foreign income tax paid by the operating subsidiary. A dividend paid by the U.S. subsidiary will be subject to a U.S. withholding tax unless the earnings of the operating subsidiaries qualify the dividend for an exemption from that tax. Pursuant to the current U.S.-U.K. income tax treaty, the 30% withholding tax imposed by U.S. federal income tax law is reduced to five percent for non-exempt dividends from the U.S. subsidiary to WG International Limited. Under the proposed new U.S.-U.K. income tax treaty, if adopted, it is possible that WG International Limited would not qualify for the benefits of the treaty, in which case that rate reduction would not apply, and dividends from Starnet to

WG International Limited would be subject to a 30% U.S. withholding tax. We believe, based on the current ownership and trading of our stock, that WG International Limited would not qualify for the benefits of the proposed new treaty. Alternatively, if WG International Limited were to qualify for the benefits of the proposed new treaty, if adopted, it is possible that U.S. withholding tax on those dividends would be eliminated entirely. For U.K. corporation tax purposes, the dividend from the U.S. subsidiary will be subject to U.K. tax payable at effective rates of between 20 percent and 30 percent, depending on the level of deemed or actual profits of the Starnet group, but will be reduced by means of a credit for any U.S. withholding tax and for the federal and state income tax paid by Starnet on the earnings distributed by it and, to the extent that Starnet's income is derived from dividends received from its operating subsidiaries, the corporate income tax paid by such operating subsidiaries in their countries of operation. However, the credit cannot exceed the effective U.K. corporation tax payable and is further restricted by detailed and complicated tax anti-avoidance and other provisions. Thus, the U.S. tax and the taxes paid in the countries in which the operating subsidiaries are situated, if relevant, will exceed the U.K. tax, and no credit will be available in respect of the excess. Further, the credit against foreign taxes suffered on profits from which a dividend is paid is based on an assumption that all available relief and exemptions from the foreign tax have been claimed by the overseas company.

         UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated thereunder, judicial decisions and published positions of the U.S. Internal Revenue Service, known as the "IRS", and other applicable authorities, all as in effect as of the date hereof, and each of which is subject to change or to differing interpretations, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances. In particular, this discussion considers only U.S. Holders that will own American Depositary Shares or ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

     -   are broker-dealers;

     -   have elected mark-to-market accounting;

     -   are tax-exempt organizations;

     - are financial institutions or insurance companies or other entities that derive financial services income;

     - hold American Depositary Shares or ordinary shares as part of a straddle, "hedge", "conversion transaction" or other risk reduction strategy with other investments;

     -   have a functional currency that is not the U.S. dollar; or

     -   are regulated investment companies.

         In addition, this discussion does not consider the tax treatment of persons who hold American Depositary Shares or ordinary shares through a partnership or other pass-through entity. This discussion does not address any aspect of state, local or non-U.S. tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.

         Subject to the limitations described in the next paragraph, the following discussion describes the material U.S. federal income tax consequences to a U.S. Holder. In addition, certain material aspects of U.S. federal income tax relevant to a holder other than a U.S. Holder, referred to as a Non-U.S. Holder, are discussed below.

         TAX CONSEQUENCES FOR U.S. HOLDERS

         For U.S. Federal income tax purposes, a holder of an American Depositary Share will be treated as the owner of the ordinary share underlying the American Depositary Share.

TAXATION OF DIVIDENDS PAID ON AMERICAN DEPOSITARY SHARES OR ORDINARY SHARES

         A U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on an American Depositary Share or ordinary share, including any U.K. tax withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current and/or accumulated earnings and profits as determined for U.S. federal income tax purposes. A distribution in excess of earnings and profits will be treated first as a nontaxable return of capital, reducing the U.S. Holder's basis in the American Depositary Share or ordinary share and, to the extent in excess of basis, will be treated as gain from the sale or exchange of the American Depositary Share or ordinary share. The amount of any distribution paid in any currency other than the U.S. dollar will equal the U.S. dollar value of the other currency calculated by reference to the exchange rate in effect on the date the distribution is received by the Depositary, in the case of American Depositary Shares, or by the U.S. Holder, in the case of ordinary shares, regardless, in each case, of whether the other currency is converted into U.S. dollars. Gain or loss, if any, realized on a sale or other disposition of the other currency will be ordinary income or loss. Our dividends will not qualify for the dividends received deduction generally available to corporations.

         A portfolio U.S. Holder, as defined above, may elect to be treated as receiving the U.K. tax credit in respect of a dividend paid by the Company, as described above in "Taxation --United Kingdom Tax Consequences--Tax Consequences for U.S. Holders--Distributions on American Depositary Shares or Ordinary Shares". A U.S. Holder that makes this election will be treated (1) as having received additional dividend income equal to the gross amount of the U.K. tax credit unreduced by any U.K. withholding tax and (2) as having paid U.K. withholding tax in the same amount. Following the example above in "Taxation -United Kingdom Tax Consequences -- Distributions on American Depositary Shares or Ordinary Shares", a U.S. Holder that made this election would be treated for U.S. federal income tax purposes as receiving a dividend in an amount equal to the U.S. dollar value of (pound)100 and as having paid U.K. withholding tax in an amount equal to the U.S. dollar value of (pound)10. U.S. Holders that are not portfolio U.S. Holders are subject to different rules. Those rules, and the procedures for making the election described above, are set forth in Revenue Procedure 2000-13.

         A U.S. Holder generally may elect either to deduct or to credit all of the foreign income taxes it pays or accrues in any taxable year and, consistent with that election, may deduct or credit any U.K. income tax withheld at the source on dividends we pay. A deduction reduces the amount of income that is subject to tax, while a credit is a dollar-for-dollar reduction of the U.S. Holder's U.S. federal income tax liability. An individual who does not elect to credit foreign income taxes and who does not claim itemized deductions, but instead utilizes the standard deduction, may not claim a deduction for the amount of U.K. withholding taxes.

         The amount of foreign income tax that may be claimed as a credit in any year is subject to complex limitations, which apply on a shareholder-by-shareholder basis. The limitations include, among others, rules that divide a U.S. Holder's foreign source income among specified classes, or "baskets", and prevent the credit for foreign income taxes imposed on any class of foreign source income from exceeding the U.S. Holder's liability for U.S. federal income tax on that class of income. For foreign tax credit purposes, our dividends generally will be foreign source passive income.

         In addition, a U.S. Holder cannot credit U.K. tax withheld on a dividend received on any American Depositary Share or ordinary share that the U.S. Holder has not held for at least 16 days of the 30-day period beginning on the date that is 15 days before the ex-dividend date or to the extent the U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the American Depositary Share or ordinary share are not counted toward meeting the 16-day holding period required by the statute.

         The foreign tax credit rules in the Code are exceedingly complex, and each U.S. Holder is urged to consult its own tax adviser regarding those rules.

TAXATION ON DISPOSITION OF ORDINARY SHARES

         Subject to the rules applicable to passive foreign investment companies, controlled foreign corporations and foreign investment companies, discussed below, upon the sale, exchange or other disposition of an American Depositary Share or ordinary share, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference, if any, between the U.S. Holder's basis in the American Depositary Share or ordinary share, which usually is the U.S. Holder's cost of the American Depositary Share or ordinary share, and the amount realized on the disposition computed in U.S. dollars. Capital gain from the sale, exchange or other disposition of an American Depositary Share or ordinary share held more than one year, including any capital gain recognized on a distribution that exceeds earnings and profits and basis in the American Depositary Share or ordinary share on which it is paid, is long-term capital gain, and, in the case of a U.S. Holder that is not a corporation, is eligible for a maximum 20 percent rate of taxation. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of an American Depositary Share or ordinary share generally will be treated as U.S. source income or loss for purposes of the U.S. foreign tax credit limitations. Unless an exception to that general source rule applies, or unless the U.S. Holder has other foreign source income in the same class or "basket" that is subject to foreign tax at a rate below the U.S. federal income tax rate on that income, the limitations on the foreign tax credit may prevent the U.S. Holder from claiming a foreign tax credit for part or all of any U.K. tax paid by the U.S. Holder on the disposition of an American Depositary Share or ordinary share. The deductibility of a capital loss recognized on the sale, exchange or other disposition of an American Depositary Share or ordinary share is subject to limitations. An exchange, deposit or withdrawal by a U.S. Holder of ordinary shares in exchange for American Depositary Shares, or vice versa, will not be subject to any U.S. Federal income tax.

TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

         In general, we will be a passive foreign investment company, or PFIC, for any taxable year if either (1) 75 percent or more of our gross income in the taxable year is passive income, or (2) 50 percent or more of the average value, or, if our American Depositary Shares or ordinary shares are not regularly traded on any of certain designated stock exchanges and if we so elect, the adjusted basis, of our assets in the taxable year produces, or is held for the production of, passive income. The IRS takes the position that interest on working capital or any other cash is passive income and that the corresponding asset is an asset that produces or is held for the production of passive income. The PFIC rules can produce unfavorable tax consequences for a U.S. Holder if we are treated as a PFIC for any year while a U.S. Holder owns our American Depositary Shares or ordinary shares, and if that U.S. Holder does not make, or has not made, a timely election that remains in effect, for the first taxable year the U.S. Holder owns our American Depositary Shares or ordinary shares, and we are a PFIC, either to treat us as a "qualified electing fund" or to mark the holder's American Depositary Shares or ordinary shares to market. As described below, a "qualified electing fund" election will not be available to a U.S. Holder unless we provide certain information to U.S. Holders, and we provide no assurance that we will make that information available. In addition, a mark-to-market election will not be available to a U.S. Holder unless our American Depositary Shares or ordinary shares held by the U.S. Holder are "marketable stock", which at the present time we believe they are not. If neither of those elections is available to, or, if available, is made by, a U.S. Holder, as described more fully below, the U.S. Holder will be subject to the adverse tax consequences described in the following paragraph if we are a PFIC. We have not undertaken any determination of whether we are a PFIC and therefore cannot provide any assurance that we are not. Therefore, we may be a PFIC. Moreover, in the absence of an analysis of our status as a PFIC performed by us, any assertion by the IRS with respect to a U.S. Holder that we are a PFIC could be upheld against that U.S. Holder, whether or not we are in fact a PFIC.

         Under the PFIC provisions, in any year in which the U.S. Holder either disposes of an American Depositary Share or ordinary share at a gain or receives an "excess distribution," special rules apply to the taxation of the gain and the excess distribution. For purposes of these rules, "excess distributions" are the portion of our distributions in any taxable year, whether or not out of our earnings and profits, that exceed 125 percent of the average of the distributions (whose amount is subject to adjustment to the extent there were excess distributions) that the U.S. Holder received on the American Depositary Share or ordinary share during the previous three years, or, if shorter, the U.S. Holder's holding period for the American Depositary Share or ordinary share on which the distributions are paid. A disposition of an American Depositary Share or ordinary share, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules. The gain or the excess distributions must be allocated ratably to each day the U.S. Holder has held the American Depositary Share or ordinary share. Amounts allocated to each year are taxable as ordinary income in their entirety and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to each prior year are taxable at the highest rate in effect for that year and are subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. Holder's tax basis in an American Depositary Share or ordinary share that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but instead would be equal to the decedent's basis, if lower.

         The special PFIC rules described in the preceding paragraph will not apply to a U.S. Holder if the U.S. Holder makes a timely election, which remains in effect, to treat us as a "qualified electing fund," or QEF, for the first taxable year in which the U.S. Holder owns an American Depositary Share or ordinary share and in which we are a PFIC. A U.S. Holder generally may make a QEF election only if we provide to the U.S. Holder certain information regarding our earnings and profits and net capital gain and certain other information regarding us. As indicated above, we provide no assurance that we will make any of that information available. A U.S. Holder that has made a valid QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching to a timely filed U.S. federal income tax return a properly completed IRS Form 8621 that reflects the information provided in the PFIC Annual Information Statement supplied by us to the shareholder and by filing a second copy of that form with the IRS Service Center in Philadelphia, Pennsylvania. As indicated above, we provide no assurance that we will make any of that information available. If we do not provide that information, a U.S. Holder will not be able to make a QEF election, in which case, unless our American Depositary Shares or ordinary shares held by a U.S. Holder are "marketable stock" (which we do not believe they are at this time) or become "marketable stock", a U.S. Holder will be subject to the rules described in the preceding paragraph with respect to our American Depositary Shares or ordinary shares unless if we are a PFIC or unless the U.S. Holder is able to rebut an assertion by the IRS that we are a PFIC. Without information provided by us a U.S. Holder may not be able to rebut an assertion by the IRS that we are a PFIC.

         Even if a QEF election is not made, if we are a PFIC in the hands of a U.S. Holder, that U.S. Holder must file each year a completed IRS Form 8621 with its U.S. Federal income tax return and file a second copy of that form with the IRS Service Center in Philadelphia, Pennsylvania. The annual Form 8621 filed by a person who has made a QEF election must include the information provided to the shareholder in the PFIC Annual Information Statement. As indicated above, we provide no assurance that we will make any of that information available. If we were to make that information available but later were to cease to make that information available, a QEF election by a U.S. Holder likely would terminate. We provide no assurance that, if we make any of that information available, we will continue to do so. Although a QEF election generally cannot be revoked, if a U.S. Holder made a timely QEF election for the first taxable year it owned an American Depositary Share or ordinary share and we are a PFIC, the QEF election does not apply in a later taxable year in which we do not satisfy the tests to be a PFIC. If a QEF election was not made for that first taxable year, certain elections can be made while a foreign corporation continues to satisfy the definition of a PFIC that, combined with a valid QEF election, provided that election is available by reason of our provision of necessary information, can cause the QEF election to be treated as having been made for that first taxable year. Those elections may require the electing shareholder to recognize gain on a constructive sale or to be taxable on the shareholder's share of certain undistributed profits of the foreign corporation. If gain or income is recognized pursuant to one of these elections, the rules set forth in the preceding paragraph would apply to that gain or income.

         Even if a QEF election ceases to apply because in a later taxable year we cease to satisfy the tests to be a PFIC, the QEF election will apply again in any subsequent year in which we again satisfy the tests to be a PFIC provided that election is available by reason of our provision of necessary information. Moreover, if you sell all of the American Depositary Shares or ordinary shares you own and later reacquire other ordinary shares, any QEF election you have made that remains in effect will apply to the shares acquired later provided that election is available by reason of our provision of necessary information. Treasury regulations provide that the Commissioner of Internal Revenue has the discretion to invalidate or terminate a QEF election if the U S. Holder or we, or an intermediary, fails to satisfy the requirements for the QEF election. As noted above, we provide no assurance that we will make any of the necessary information available.

         The special PFIC rules described above also will not apply to a U.S. Holder if the U.S. Holder elects to mark the U.S. Holder's American Depositary Shares or ordinary shares to market each year, provided our stock is considered "marketable stock" within the meaning of the Treasury regulations. A U.S. Holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year between the fair market value of the holder's American Depositary Shares or ordinary shares and the holder's adjusted tax basis in the American Depositary Shares or ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

         In general, the American Depositary Shares or ordinary shares will be marketable stock within the meaning of the Treasury regulations if they are traded, other than in DE MINIMIS quantities, at least 15 days during each calendar quarter on a "qualified exchange or other market" within the meaning of the Treasury regulations. A U.S. exchange is a "qualified exchange or other market" if such exchange is a national securities exchange registered with the SEC, or the national market system established pursuant to section 11A of the Securities Exchange Act of 1934. A non-U.S. exchange is a "qualified exchange or other market" if the exchange is regulated or supervised by a governmental authority of the country where the market is located and (1) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market, and to protect investors, and the laws of the country where the exchange is located and the rules of the exchange ensure that those requirements are actually enforced, and (2) the rules of the exchange effectively promote active trading of listed stocks. If a non-U.S. exchange has more than one tier or market level on which stock may be separately listed or traded, each such tier is treated as a separate exchange. We believe that our American Depositary Shares and ordinary shares are not "marketable stock" within the meaning of the Treasury regulations. In that event, the mark-to-market election will not be available to U.S. Holders. If a QEF election also is not available, for example, because we do not provide the necessary information to U.S. Holders, or if a U.S. Holder does not make a QEF election, the adverse PFIC rules set forth in the fifth preceding paragraph will apply to all U.S. Holders or a non-electing U.S. Holder. As noted above, we provide no assurance that we will make available any of the information necessary for a QEF election.

         If a market-to-market election were available or were to become available, and if a U.S. Holder were to make a mark-to-market election, but does not make that election for the first taxable year in which the U.S. Holder owns an American Depositary Share or ordinary share and in which we are a PFIC, and if the U.S. Holder had not made a valid QEF election for that first such taxable year, the rules set forth in the sixth preceding paragraph will apply to any distributions on an American Depositary Share or ordinary share in the year of the mark-to-market election, and to any gain recognized on an actual sale of an American Depositary Share or ordinary share in that year, as well as in any prior year that U.S. Holder owned our American Depositary Shares or ordinary shares, and to any gain recognized in that year pursuant to the mark-to-market election. Unlike the QEF rules, under which a U.S. Holder is not required to continue to include in income any of our undistributed earnings in any year we do not satisfy the tests to be a PFIC if the U.S. Holder made, or is treated as making, the QEF election in the first taxable year the U.S. Holder owned our American Depositary Shares or ordinary and we were a PFIC, the mark-to-market rules generally continue to apply to a U.S. Holder who makes the mark-to-market election, even in years we do not satisfy the tests to be a PFIC.

         A U.S. Holder who owns American Depositary Shares or ordinary shares during a year we are a PFIC, who did not make a valid and timely QEF election for the first taxable year in which the U.S. Holder owns an American Depositary Share or ordinary share and in which we are a PFIC, or a valid QEF election in a later year while we continue to satisfy the definition of a PFIC, as described in the fifth preceding paragraph, and who has not made a valid mark-to-market election generally will remain subject to the rules set forth in the seventh preceding paragraph for all taxable years. In that event, those rules will apply to any gains on dispositions of American Depositary Shares or ordinary shares and to any "excess distributions." It is, however, possible for a U.S. Holder to avoid this "once a PFIC, always a PFIC" result by electing to treat all of the U.S. Holder's American Depositary Shares or ordinary shares as sold for their fair market value as of the last day of the last taxable year we satisfy the tests to be a PFIC, provided that election is made within three years of the due date, including extensions, for the U.S. Holder's taxable year that includes the last day of the taxable year we satisfy the tests to be a PFIC. If a gain is recognized on that constructive sale, the rules set forth in the seventh preceding paragraph would apply to that gain.

         We may be a PFIC for the year 2001. Many aspects of the taxation of internet businesses that could be relevant to our status as a PFIC are subject to considerable uncertainty. In addition, as noted above, we have not undertaken any determination of whether we are a PFIC and therefore cannot provide any assurance that we are not. In addition, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that, even if we were not a PFIC for the year 2001, we will not be a PFIC in 2002 or any subsequent year. Moreover, we provide no assurance that we will make any determination in the future whether we are a PFIC at that time. Finally, in the absence of an analysis of our status as a PFIC performed by us,any assertion by the IRS with respect to a U.S. Holder that we are in any particular year a PFIC could be upheld against that U.S. Holder, whether or not we are in fact a PFIC.

         U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE PFIC RULES, INCLUDING THE CONSEQUENCES TO THEM OF MAKING A QEF OR MARK-TO-MARKET ELECTION, PROVIDED THOSE ELECTIONS ARE AVAILABLE, WITH RESPECT TO OUR AMERICAN DEPOSITARY SHARES OR ORDINARY SHARES IF WE ARE A PFIC.

CONTROLLED FOREIGN CORPORATION RULES

         Special U.S. federal income tax rules apply to certain holders in a foreign corporation classified as a "controlled foreign corporation," or CFC. A foreign corporation will not constitute a CFC unless U.S. shareholders, each of whom owns ten percent or more of its voting power, referred to hereafter as "10% Voting U.S. Shareholders", collectively own more than 50 percent of the total combined voting power or total value of the corporation's stock. Any U.S. person that owns, directly or indirectly through foreign persons, or is considered to own, by application of certain constructive ownership rules, ten percent or more of the total combined voting power of all classes of stock of a foreign corporation will be considered to be a 10% Voting U.S. Shareholder.

         For purposes of the special rules that apply on a taxable disposition of stock, the status of the foreign corporation as a CFC or the status of a U.S. Holder as a 10% Voting U.S. Shareholder at any time within five years prior to the taxable disposition can cause those rules to apply. Based on the current ownership of its American Depositary Shares and ordinary stock, we believe that we are not a CFC.

FOREIGN PERSONAL HOLDING COMPANY AND PERSONAL HOLDING COMPANY RULES

         Special U.S. federal income tax rules apply to a holder in a "foreign personal holding company," or FPHC, and to the U.S. source income of a foreign corporation that is a "personal holding company." A foreign corporation will not constitute a FPHC unless five or fewer individuals who are U.S. citizens or residents own, directly or constructively, more than 50 percent of the voting power or the value of its shares. A corporation will not constitute a "personal holding company," or PHC, unless five or fewer individuals own, directly or constructively, more than 50 percent of the value of its shares at any time during the last half of its taxable year. Based upon the current ownership of our stock, we believe that we are not a FPHC or PHC.

FOREIGN INVESTMENT COMPANY RULES

         Special rules also apply to treat as ordinary income any gain realized on the sale of shares of a "foreign investment company." We believe that we will conduct our business and obtain controlling interests in subsidiaries so as not to be a "foreign investment company."

         TAX CONSEQUENCES FOR NON-U.S. HOLDERS

         Except as described in "Information reporting and back-up withholding" below, a Non-U.S. Holder of an American Depositary Share or ordinary share will not be subject to U.S. federal income or withholding tax on any gain recognized on the payment of dividends on, or gain from a disposition of, an American Depositary Share or ordinary share, unless:

     o the income or gain is effectively connected with the conduct by the Non-U.S. Holder of trade or business in the United States and, in the case of a resident of a country that has a treaty with the United States, the income is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

     o in case of gain from a disposition of an American Depositary Share or ordinary share, the Non-U.S. Holder is an individual who holds the American Depositary Share or ordinary share as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

     o the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates.

INFORMATION REPORTING AND BACK-UP WITHHOLDING

         Under current U.S. federal income tax regulations, dividends we pay on American Depositary Shares or ordinary shares will not be subject to U.S. information reporting or to backup withholding unless they are paid in the United States through a U.S. or U.S.-related paying agent, including a broker. If a U.S. Holder furnishes the paying agent with a duly completed and signed IRS Form W-9, the dividends will not be subject to backup withholding. Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of the Company's American Depositary Shares or ordinary shares, provided that the non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

         The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder's U.S. federal income tax liability and may entitle the holder to a refund, provided certain required information is furnished to the IRS.

         TAXATION OF THE COMPANY

         The Company is subject to U.S. federal income tax only to the extent that it derives U.S. source income that is subject to U.S. withholding tax or income that is effectively connected with the conduct of trade or business within the United States and is not exempt from U.S. tax under the U.S.-U.K. income tax treaty. Our indirect U.S. subsidiary will continue to be subject to U.S. tax on its worldwide income, including dividends, if any, it receives from non-U.S. subsidiaries, and dividends, if any, it pays to WG International Limited may be subject to a U.S. withholding tax, unless the earnings of the operating subsidiaries qualify the dividends for an exemption from that tax. Pursuant to the current U.S.-U.K. income tax treaty, the 30% withholding tax imposed by U.S. Federal income tax law is reduced to five percent for non-exempt dividends from the U.S. subsidiary to WG International Limited. Under the proposed new U.S.-U.K. income tax treaty, if adopted, it is possible that WG International Limited would not qualify for the benefits of the treaty, in which case that rate reduction would not apply, and dividends from Starnet to WG International Limited would be subject to a 30% U.S. withholding tax. We believe, based on the current ownership and trading of our stock, that neither WG International Limited nor World Gaming plc would qualify for benefits under the proposed new treaty. Alternatively, if WG International Limited were to qualify for the benefits of the proposed new treaty, if adopted, it is possible that U.S. withholding tax on those dividends would be eliminated entirely. In addition, if the proposed new U.S.-U.K. income tax treaty is adopted, and WG International Limited were not to qualify for the benefits of that treaty, other income of WG International or World Gaming plc that is from U.S. sources or that is effectively connected with trade or business conducted in the United States may become subject to U.S. federal income tax or may become subject to U.S. Federal income tax at higher rates.

         DOCUMENTS ON DISPLAY

         We have filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         We are subject to the informational requirements of the Securities Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copies at the public reference facilities of the Securities and Exchange Commission at: 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's Interest site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Our reporting currency is the U.S. dollar. We are exposed to foreign exchange risk on our net Canadian dollar asset position (approximately $6.5 million Canadian or $4.2 million U.S. as of April 30, 2001). The main exposure in this regard is the Canadian dollar weakening against the U.S. dollar, which would cause our net Canadian position to "decline" after translation to the U.S. dollar.

         Exposure arises primarily from the operations of our subsidiaries in Canada which incur development and certain administrative expenses in Canadian dollars (approximately $11.0 million CDN or $7.3 million for the year ending April 30, 2001) but do not derive any sales directly from customers. Funding for Inphinity comes from the Company's non-Canadian subsidiaries that derive their sales in U.S. dollars. Therefore the ultimate cost of the Company's operations in Canada are dependent on the relative strength of the Canadian dollar to the U.S. dollar. We have not hedged against this risk.

         Our net Canadian asset position is summarized as follows (in thousands of U.S. dollars):

       Cash and cash equivalents                                          $100

       Other current assets                                              1,000
                                                                  ------------
       Total current assets                                              1,100
       Other assets                                                      4,900
       Current liabilities                                              (1,300)
       Long-term liabilities                                              (500)
                                                                  ------------
       Net Canadian dollar denominated assets                            4,200
                                                                  ============

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

         The Company is in arrears on payments under two of its equipment suppliers. The net present value of the total obligation is approximately $1,134,000. The total amount of payments in arrears as of September 1, 2001 is approximately $251,000. The Company is presently in discussions with these suppliers to alter the terms of the leases.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

         There are no material modifications to the rights of security holders that are required to be disclosed.

         USE OF PROCEEDS FROM OFFERING

         Not applicable.


                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

         Our consolidated financial statements together with the report of HJ & Associates LLC with respect to fiscal years 2001 and 2000 and the report of Ernst & Young LLP with respect to fiscal year 1999 are filed as part of this annual report.

         CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               Page
Independent Auditors' Report of HJ & Associates, LLC.......................................................    F-3
Report of Independent Auditors of Ernst & Young LLP........................................................    F-4
Consolidated Balance Sheets as of  April 30, 2001 and 2000.................................................    F-5
Consolidated Statements of Operations and Accumulated Other Comprehensive Income (Loss) for the years
   ended April 30, 2001, 2000, and 1999....................................................................    F-7
Consolidated Statements of Stockholders' Equity for the years ended April 30 2001, 2000 and 1999...........    F-9
Consolidated Statements of Cash Flows for the years ended April 30, 2001, 2000, and 1999...................    F-10
Notes to Consolidated Financial Statements.................................................................    F-12

ITEM 18. FINANCIAL STATEMENTS.

         Our consolidated financial statements have been prepared in accordance with Item 17 hereof.

ITEM 19. EXHIBITS.

1.1          Memorandum of Association of World Gaming plc (incorporated by reference from Exhibit 3.1 to
             Registration Statement on Form F-4 (SEC File No. 333-48280, dated 10/19/00) filed by World
             Gaming plc.)
1.2          Articles of Association of World Gaming plc adopted by special resolution on May 17, 2001
             (incorporated by reference from Exhibit 4.2 to Registration Statement on Form S-8 (SEC File No.
             333-70056, dated 09/24/01) filed by World Gaming plc.)
2.1          Form of ordinary share certificate of World Gaming plc. (incorporated by reference as contained in Registration Statement on Form 8-A (Sec File No. 000-32793, dated 05/23/01) filed by World
             Gaming plc.)
2.2          Form ADR (incorporated by reference from Exhibit A to the Form Deposit Agreement filed as
             Exhibit (a) to Registration Statement on Form F-6 (SEC File No.333-13286, dated 05/24/01) filed by World Gaming plc)
2.3          Form Deposit Agreement among World Gaming plc and Continental Stock Transfer and Trust Company,
             as depositary, and others named therein dated as of March 2001 (incorporated by reference from
             Exhibit (a) to Registration Statement on Form F-6 (SEC File No.333-13286, dated 05/24/01) filed by World Gaming plc)
2.4          World Gaming 2001 Share Option Plan (incorporated by reference from Exhibit 4.3 to Registration statement on Form S-8 (SEC File No. 333-70056, dated 09/24/01) filed by World Gaming plc)
4.1          Agreement and Plan of Reorganization (incorporated by reference from Exhibit 2.1 to a report on
             Form 8-K (SEC File No. 000-29290, dated 06/14/01) filed by Starnet Communications International,
             Inc.)
4.2          Employment Agreement between Starnet Communications International and Michael Aymong, dated
             04/06/01 (incorporated by reference from Exhibit 10.15 to a report on Form 8-K (SEC File No.
             000-29290, dated 04/11/01) filed by Starnet Communications International, Inc.)
4.3          Settlement Agreement between Starnet Communications International, Inc. and Meldon Ellis dated
             September 13, 2000 (incorporated by reference from Exhibit 10.13 to quarterly report on Form
             10-Q (SEC File No. 000-29290, dated 12/15/00) filed by Starnet Communications International,
             Inc.)
4.4*         Employment Agreement of David Pasieka, dated May 2, 2001
4.5*         Accord and Satisfaction Agreement among Starnet Systems International, Inc., Simpson Bay Ltd.
             and AIM Investments Ltd., dated May 17, 2001
4.6*         Operating agreement between TrackData Systems Corporation and Starnet Communications
             International, Inc., dated February 18, 2000
4.7*         Operating agreement between Bloodstock Research Information Services, Inc. and Starnet
             Communications, Inc., dated January 18, 2000
4.8*         The Daily Racing Form Online Affiliate Agreement with Starnet Communications International,
             Inc., dated August 1, 2000
4.9*         Software License Agreement between International Gaming Ltd (f.k.a. BBF International Gaming
             Antigua Inc. and Softec Systems Caribbean Inc., dated January 18, 1999



4.10*        Employment Agreement of Rodney Davis, dated July 7, 2001
4.11         Employment Agreement of Liam Gillen, dated November 27, 2000 (incorporated by reference from
             Exhibit 10.14 to a quarterly report on Form 10-Q (File No. 000-29290, dated 03/19/01) filed by
             Starnet Communications International, Inc.
4.12         Software License Agreement between Starnet Systems International Inc. and Global Interactive
             Ltd. dated February 19, 2000 (incorporated by reference from an annual report on Form 10-K (SEC
             File 0-29290 dated 07/31/00) filed by Starnet Communications International, Inc.
8.1*         List of Subsidiaries
9.1*         Consent of HJ & Associates, Independent Auditors
9.2*         Consent of Ernst & Young, Independent Auditors

------------------
* Filed herewith.

                                WORLD GAMING PLC
              (FORMERLY STARNET COMMUNICATIONS INTERNATIONAL INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                 APRIL 30, 2001

                                 C O N T E N T S


Independent Auditors' Report of HJ & Associates LLC.............................................................F-3

Report of Independent Auditors of Ernst & Young LLP.............................................................F-4

Consolidated Balance Sheets.....................................................................................F-5

Consolidated Statements of Operations and Other Comprehensive Income (Loss).....................................F-7

Consolidated Statements of Stockholders' Equity.................................................................F-9

Consolidated Statements of Cash Flows..........................................................................F-10

Notes to the Consolidated Financial Statements.................................................................F-12


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of World Gaming Plc (Formerly Starnet Communications International Inc.)

We have audited the accompanying consolidated balance sheets of World Gaming Plc (formerly Starnet Communications International Inc.) as of April 30, 2001 and 2000 and the related consolidated statements of operations and other comprehensive income (loss), stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements for the year ended April 30, 1999 were audited by other auditors, whose report dated June 30, 1999, expressed an unqualified opinion.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of World Gaming Plc (formerly Starnet Communications International Inc.) at April 30, 2001 and 2000 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
July 20, 2001, except for Note 18 which is August 24, 2001.

                        REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders of STARNET COMMUNICATIONS INTERNATIONAL INC.


We have audited the accompanying consolidated balance sheets of STARNET COMMUNICATIONS INTERNATIONAL INC. as of April 30, 1999 and 1998 and the related consolidated statements of income (loss) and retained earnings (deficit), shareholders' equity (deficiency) and cash flows for each of the two years periods ended April 30, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Starnet Communications International Inc. at April 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for the years ended April 30, 1999 and 1998 in conformity with accounting principles generally accepted in the United States.


                                                   /s/ Ernst & Young LLP

Vancouver, Canada,
June 30, 1999 (except as to note 13 which is at    Chartered Accountants
July 28, 1999)




------------------------------- ERNST & YOUNG ---------------------------------

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                           Consolidated Balance Sheets
                 (In Thousands of US $ except per share amounts)


                                     ASSETS

                                                                                         April 30,
                                                                         ---------------------------------------
                                                                                   2001                  2000
                                                                         -----------------     -----------------
CURRENT ASSETS

   Cash and cash equivalents                                             $           4,518     $           5,984
   Reserves and deposits with credit card processors
    (Note 3)                                                                         3,763                 3,857
   Accounts receivable (Note 4)                                                      1,476                 2,008
   Employee advances - current portion                                                  59                    14
   Prepaid expenses and deposits                                                       576                   616
   Deferred gaming license costs (Note 5)                                              300                 1,349
   Current portion of long-term receivables (Note 14)                                    -                   514
   Restricted cash (Note 6)                                                          3,925                     -
                                                                         -----------------     -----------------

     Total Current Assets                                                           14,617                14,342
                                                                         -----------------     -----------------

CAPITAL ASSETS - NET (Note 7)                                                        5,239                 4,868
                                                                         -----------------     -----------------

OTHER ASSETS

   Long-term receivables (Note 14)                                                       -                 1,539
   Restricted cash (Note 6)                                                              -                 7,024
   Deposits                                                                            289                   210
   Employee advances - long-term portion                                                43                     -
                                                                         -----------------     -----------------

     Total Other Assets                                                                332                 8,773
                                                                         -----------------     -----------------

     TOTAL ASSETS                                                        $          20,188     $          27,983
                                                                         =================     =================

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                     Consolidated Balance Sheets (Continued)
                 (In Thousands of US $ except per share amounts)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                        April 30,
                                                                         ---------------------------------------
                                                                                2001                  2000
                                                                         -----------------     -----------------
CURRENT LIABILITIES

   Accounts payable and accrued liabilities                              $           6,182     $           5,223
   Accrued settlement of legal issues (Notes 12 and 18)                              5,409                     -
   Funds held on deposit (Note 9)                                                    3,452                 2,118
   Deferred revenue                                                                    150                   287
   Current portion of capital lease obligations (Note 10)                              677                   476
                                                                         -----------------     -----------------

     Total Current Liabilities                                                      15,870                 8,104
                                                                         -----------------     -----------------

LONG-TERM LIABILITIES

   Non-current portion of capital lease obligations (Note 10)                          607                   503
   Note payable (Note 16)                                                            1,500                     -
                                                                         -----------------     -----------------

     Total Long-Term Liabilities                                                     2,107                   503
                                                                         -----------------     -----------------

     Total Liabilities                                                              17,977                 8,607
                                                                         -----------------     -----------------

COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDERS' EQUITY

   Common stock (Note 11)                                                           22,394                22,143
   Subscription receivable                                                            (310)                 (381)
   Deferred compensation                                                               (38)                    -
   Accumulated other comprehensive income (loss)                                      (708)                  (15)
   Accumulated deficit                                                             (19,127)               (2,371)
                                                                         -----------------     -----------------

     Total Stockholders' Equity                                                      2,211                19,376
                                                                         -----------------     -----------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $          20,188     $          27,983
                                                                         =================     =================


                The accompanying notes are an integral part of
                    these consolidated financial statements.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                    Consolidated Statements of Operations and
                        Other Comprehensive Income (Loss)
                 (In Thousands of US $ except per share amounts)


                                                                         For the Years Ended
                                                                               April 30,
                                                       ---------------------------------------------------------
                                                                 2001               2000                 1999
                                                       ------------------  ------------------  -----------------
REVENUE

   Sales
     Royalties and fees                                $           18,376  $           13,853  $           4,645
     Licensing                                                      1,777               4,028              1,610
                                                       ------------------  ------------------  -----------------

       Total Sales                                                 20,153              17,881              6,255
                                                       ------------------  ------------------  -----------------

   Cost of sales                                                    5,929               5,143                875
                                                       ------------------  ------------------  -----------------

       Gross Profit                                                14,224              12,738              5,380
                                                       ------------------  ------------------  -----------------

OPERATING EXPENSES

   Development, selling, general
    and administrative                                             18,074              11,704              2,891
   Provision for bad debts                                          3,290               1,734                250
   Legal                                                              974               2,082                198
   Restructuring of operations (Note 15)                            1,536                   -                  -
   Accrued settlement of legal issues (Note 12)                     4,524                   -                  -
   Depreciation                                                     2,610               2,011                997
   Interest and bank charges                                          235                  93                 40
                                                       ------------------  ------------------  -----------------

     Total Operating Expenses                                      31,243              17,624              4,376
                                                       ------------------  ------------------  -----------------

INCOME (LOSS) FROM OPERATIONS                                     (17,019)             (4,886)             1,004

OTHER INCOME                                                          263                 308                 27
                                                       ------------------  ------------------  -----------------

INCOME (LOSS) FROM CONTINUING
 OPERATIONS BEFORE INCOME TAXES                                   (16,756)             (4,578)             1,031
                                                       ------------------  ------------------  -----------------

INCOME TAX EXPENSE (RECOVERY)

   Current (Note 8)                                                     -                (266)                 -
   Deferred (Note 8)                                                    -                 150                  -
                                                       ------------------  ------------------  -----------------

     Total Income Taxes                                                 -                (116)                 -
                                                       ------------------  ------------------  -----------------

INCOME (LOSS) FROM CONTINUING
 OPERATIONS                                            $          (16,756) $           (4,462) $           1,031
                                                       ------------------  ------------------  -----------------


                The accompanying notes are an integral part of
                    these consolidated financial statements.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                    Consolidated Statements of Operations and
                  Other Comprehensive Income (Loss) (Continued)
                 (In Thousands of US $ except per share amounts)


                                                                            For the Years Ended
                                                                                April 30,
                                                       ---------------------------------------------------------
                                                                 2001               2000                 1999
                                                       ------------------  ------------------  -----------------
INCOME (LOSS) FROM DISCONTINUED
 OPERATIONS OF THE ON-LINE INTER-
 ACTIVE MEDIA DIVISION (LESS
 APPLICABLE INCOME TAXES) (Note 13)                    $                -  $             (355) $           1,011

GAIN ON SALE OF THE ON-LINE
 INTERACTIVE MEDIA DIVISION
 (INCLUDING APPLICABLE INCOME
 TAXES OF $-0-) (Note 13)                                               -               1,562                  -
                                                       ------------------  ------------------  -----------------

NET INCOME (LOSS) FOR THE YEAR                                    (16,756)             (3,255)             2,042

OTHER COMPREHENSIVE INCOME (LOSS)

   Foreign currency translation                                      (693)                 33                (83)
                                                       ------------------  ------------------  -----------------

     Total Other Comprehensive Income
       (Loss)                                                        (693)                 33                (83)
                                                       ------------------  ------------------  -----------------

NET COMPREHENSIVE INCOME (LOSS)                        $          (17,449) $           (3,222) $           1,959
                                                       ==================  ==================  =================

BASIC EARNINGS (LOSS) PER SHARE
 FROM CONTINUING OPERATIONS                            $            (0.52) $            (0.16) $            0.04
                                                       ==================  ==================  =================

BASIC EARNINGS (LOSS) PER SHARE                        $            (0.52) $            (0.12) $            0.09
                                                       ==================  ==================  =================

WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING                                     32,201,181          29,625,460         22,951,546
                                                       ==================  ==================  =================

DILUTED EARNINGS PER SHARE FROM
 CONTINUING OPERATIONS                                 $                -  $                -  $            0.04
                                                       ==================  ==================  =================

DILUTED EARNINGS PER SHARE                             $                -  $                -  $            0.08
                                                       ==================  ==================  =================

WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING FOR
 DILUTED EARNINGS PER SHARE                                             -                   -         25,960,005
                                                       ==================  ==================  =================

                The accompanying notes are an integral part of
                    these consolidated financial statements.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                 Consolidated Statements of Stockholders' Equity
                For the Years Ended April 30, 1999, 2000 and 2001
                             (In Thousands of US $)


                                                      Common Stock                                        Accumulated
                                           ----------------------------                                       Other       Retained
                                                                          Subscription      Deferred     Comprehensive    Earnings
                                                Shares         Amount     Receivable       Compensation   Income (Loss)   (Deficit)
                                           -------------   ------------  -------------  ---------------  -------------- ------------
Balance, April 30, 1998                      22,450,000    $      2,421  $           -  $             -  $           35  $   (1,158)

Shares issued for cash
 pursuant to exercise of options               1,602,434          1,263              -                -               -            -

Shares issued for cash
 pursuant to exercise of
 warrants                                      2,450,000          4,900              -                -               -            -

Movement in other comprehensive
 income (loss) - foreign currency
 translation adjustments                               -              -              -                -             (83)           -

Net income for the year ended
 April 30, 1999                                        -              -              -                -               -        2,042
                                           -------------   ------------  -------------  ---------------  --------------  -----------

Balance, April 30, 1999                       26,502,434          8,584              -                -             (48)         884

Shares issued for cash pursuant
 to exercise of options                        3,109,692          3,759           (381)               -               -            -

Shares issued for cash pursuant
 to exercise of warrants                       2,450,000          9,800              -                -               -            -

Movement in other comprehensive
 income (loss) - foreign currency
 translation adjustments                               -              -              -                -              33        -

Net loss for the year
 ended April 30, 2000                                  -              -              -                -               -      (3,255)
                                           -------------   ------------  -------------  ---------------  --------------  -----------

Balance, April 30, 2000                       32,062,126         22,143           (381)               -             (15)     (2,371)

Shares issued for cash pursuant
 to exercise of options                          131,055            192              -                -               -            -

Options issued below market value                      -             59              -              (38)              -            -

Cash received on subscription
 receivable                                            -              -             71                -               -            -

Movement in other comprehensive
 income (loss) - foreign currency
 translation adjustments                               -              -              -                -            (693)           -

Net loss for the year ended
 April 30, 2001                                        -              -              -                -               -     (16,756)
                                           -------------   ------------  -------------  ---------------  --------------  -----------

Balance, April 30, 2001                       32,193,181   $     22,394  $        (310) $           (38) $         (708) $  (19,127)
                                           =============   ============  =============  ===============  ============== ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                      Consolidated Statements of Cash Flows
                             (In Thousands of US $)


                                                                                            For the Years Ended
                                                                                                 April 30,
                                                                        -------------------------------------------------------
                                                                              2001               2000                1999
                                                                        -----------------   ---------------     ---------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income (loss)                                                    $         (16,756)  $        (3,255) $            2,042
   Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
     Depreciation                                                                   2,610             1,665                 706
     Amortization of deferred website costs                                             -               159                 394
     Amortization of software development costs                                         -               611                 189
     Option based compensation expense                                                 22                 -                   -
     Deferred income tax                                                                -               150                   -
     Write-off of long-term receivable                                              1,512                 -                   -
     Gain on disposal of fixed assets                                                   -            (1,562)                  -
   Changes in current assets and liabilities:
     Decrease (increase) in reserves and deposits
      with credit card processors                                                      94            (2,520)             (1,141)
     Decrease (increase) in accounts receivable and employee
      advances                                                                        515               242              (2,537)
     Increase in prepaid expenses and deposits                                        (39)             (384)                (87)
     Decrease (increase) in other assets                                            1,049                75              (1,410)
     Increase in accounts payable and accrued liabilities                           6,368             3,687                 851
     Increase (decrease) in income taxes payable                                        -              (268)                193
     Increase in funds held on deposit                                              1,334             1,129               1,043
     Increase (decrease) in deferred revenue                                         (137)             (286)                 48
                                                                        -----------------   ---------------  ------------------

       Net Cash Provided by (Used In) Operating
        Activities                                                                 (3,428)             (557)                291
                                                                        -----------------   ---------------  ------------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of capital assets                                                      (2,205)           (4,428)               (570)
   Transfer from (to) restricted cash                                               3,040            (7,173)                500
   Proceeds from sale of on-line entertainment assets                                   -             1,944                   -
   Proceeds from sale of marketing assets                                               -               109                   -
   Deferred website costs                                                               -                 -                (423)
   Software development costs                                                           -                 -                (334)
                                                                        -----------------   ---------------  ------------------

       Net Cash Provided by (Used in) Investing Activities              $             835   $        (9,548) $             (827)
                                                                        -----------------   ---------------  ------------------

                The accompanying notes are an integral part of
                    these consolidated financial statements.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                Consolidated Statements of Cash Flows (Continued)
                             (In Thousands of US $)

                                                                                          For the Years Ended
                                                                                                 April 30,
                                                                        -------------------------------------------------------
                                                                                  2001               2000           1999
                                                                        -----------------   ---------------   -----------------
CASH FLOWS FROM FINANCING ACTIVITIES

   (Increase) decrease in bank indebtedness                             $               -   $             -  $             (466)
   Increase in long-term receivable                                                     -            (2,053)                  -
   Payments received on long-term receivable                                          493                 -                   -
   Proceeds from issuance of shares                                                   192            13,559               6,163
   Proceeds from note payable                                                       1,500                 -                   -
   Principal repayments under capital lease obligations                              (625)             (471)               (281)
                                                                        -----------------   ---------------  ------------------

       Net Cash Provided by Financing Activities                                    1,560            11,035               5,416
                                                                        -----------------   ---------------  ------------------

EFFECT OF EXCHANGE RATES ON CASH                                                     (433)               54                 (21)
                                                                        -----------------   ---------------  ------------------

NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS DURING THE YEAR                                                       (1,466)              984               4,859

CASH AND CASH EQUIVALENTS, BEGINNING
 OF YEAR                                                                            5,984             5,000                 141
                                                                        -----------------   ---------------  ------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                  $           4,518   $         5,984  $            5,000
                                                                        =================   ===============  ==================

Other non-cash transactions:

   Leased assets acquired                                               $           1,001   $           732  $              685
   Compensation from options issued below market value                  $              59   $             -  $                -

Supplemental cash flow information:

   Interest paid                                                        $             158   $            84  $               93
   Income tax paid                                                      $               -   $           128  $                -

                The accompanying notes are an integral part of
                    these consolidated financial statements.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 1 -      NATURE OF BUSINESS AND BASIS OF PRESENTATION

              World Gaming Plc (formerly Starnet Communications International Inc.) (the "Company") (Note 18) develops, operates and markets proprietary software that is currently being used for on-line gaming. The Company's revenues are earned from licensing fees, service fees and royalties from licensees located outside North America.

              The Company also provided software for interactive media but the division was sold in 2000 enabling the Company to focus on on-line gaming. The results from the interactive media division are classified as discontinued operations (Note 13).

NOTE 2 -      ACCOUNTING POLICIES

              The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is set out below:

              a.  Basis of Presentation

              The consolidated financial statements include the accounts of the Company and all its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Unless otherwise stated, all amounts are in thousands of US Dollars.

              b.  Revenue Recognition

              Initial license fees of gaming software are recognized as revenue upon the completion of the license sale transactions. Before the revenues are recognized, deposits from licensees are recorded as deferred revenue.

              Gaming and monthly licensing royalty revenues and other fees are recognized over the period services are provided.

              Revenues from the resale of Antigua government issued gaming licenses are recognized when collection is assured.

              Gaming revenues, which represent less than 1% of total revenues, are presented net of customer winnings.

              c.  Capital Assets

              Property and equipment are recorded at cost and are depreciated or amortized using the straight-line method over the estimated useful life of the assets at the following rates:

                  Furniture and fixtures                      3 years
                  Computer hardware and equipment             3 years
                  Computer software                           3 years
                  Automobiles                                 4 years

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 2 -      ACCOUNTING POLICIES (Continued)

              c.  Capital Assets (Continued)

              Leasehold improvements are amortized over the term of the related lease using the straight-line method.

              One-half of the normal depreciation rate is applied in the year of acquisition or capitalization of the capital assets.

              d.  Cash and Cash Equivalents

              For the purposes of the statement of cash flows, cash and cash equivalents consist of cash on hand, balances with banks, available balances with credit card processors and investments in money market instruments.

              e.  Foreign Currency Translation

              All transactions in currencies other than the United States dollar during the year are translated at the exchange rates on the transaction dates. Monetary assets and liabilities denominated in a foreign currency are translated at the prevailing year-end rates of exchange. Exchange gains or losses are included in the consolidated statements of income (loss) and retained earnings (deficit).

              The financial statements of all subsidiaries expressed in currencies other than the United States dollar are translated. All assets and liabilities are translated at the exchange rate on the balance sheet date and all revenues and expenditures are translated at the average rate for the year. Translation adjustments are reflected as a separate component of stockholders' equity.

              f.  Leases

              Leases which transfer substantially all of the benefits and risks of ownership are recorded as the acquisition of assets and incurrence of obligations. Under this method of accounting, both assets and obligations, including interest thereon, are amortized over the life of the lease.

              g.  Advertising

              The Company expenses the costs of advertising as incurred.

              h.  Net Earnings Per Common Share

              The Company has adopted Statement of Financial Accounting Standards No. 128 ("FAS 128") regarding the determination and disclosure of earnings per share for the purpose of preparing its financial statements. The calculations of net earnings per common share are based upon the weighted average number of common shares of the Company outstanding during each year.

              The adoption of FAS 128 has no impact on previously reported information.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 2 -      ACCOUNTING POLICIES (Continued)

              i.  Stock Options

              The Company has elected to follow Accounting Principles Board Opinion No. 25 in accounting for stock based awards and consequently has not recognized compensation expense for these awards made during the year.

              j.  Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

              k.  Recent Accounting Pronouncements

              The Company has adopted the provisions of FASB Statement No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities, (an amendment of FASB Statement No. 133.)" Because the Company had adopted the provisions of FASB Statement No. 133, prior to June 15, 2000, this statement is effective for all fiscal quarters beginning after June 15, 2000. The adoption of this principal had no material effect on the Company's consolidated financial statements.

              The Company has adopted the provisions of FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125.)" This statement provides accounting and reporting standard for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, the transfer of financial assets, the Company recognized the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this principal had no material effect on the Company's consolidated financial statements.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 2 -      ACCOUNTING POLICIES (Continued)

              k.  Recent Accounting Pronouncements (Continued)

              The Company has adopted the provisions of FIN 44 "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.)" This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principal had no material effect on the Company's consolidated financial statements.

              l.  Pronouncements Issued Not Yet Adopted

              In July, 2001, the Financial Accounting Standards Board issued two statements - Statement 141, BUSINESS COMBINATIONS, and Statement 142, GOODWILL AND OTHER INTANGIBLE ASSETS, which will potentially impact the Company's accounting for its intangible assets.

              Statement 141:

              o Eliminates the pooling method for accounting for business combinations
              o Requires that intangible assets that meet certain criteria be reported separately from goodwill.
              o Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

              Statement 142:

              o Eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life.
              o Requires, at a minimum, annual impairment tests for goodwill an other intangible assets that are determined to have an indefinite life.

              Upon adoption of these Statements, the Company is required to:

              o Re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangibles assets do not meet the criteria for recognition, they should be reclassified to goodwill. Similarly, if there are other intangible assets that meet the criteria for recognition but were not separately recorded from goodwill, they should be reclassified from goodwill.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 2 -      ACCOUNTING POLICIES (Continued)

              l.  Pronouncements Issued Not Yet Adopted (Continued)

              o Reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly.

              o   Write-off any remaining negative goodwill.

              The Company has not yet completed its full assessment of the effects of these new pronouncements on its financial statements and so is uncertain as to the impact. The standards generally are required to be implemented by the Company in its 2002 financial statements.

              m.  Reclassifications

              Certain prior year amounts have been reclassified to conform to 2001 presentations.

NOTE 3 -      RESERVES AND DEPOSITS WITH CREDIT CARD PROCESSORS

              Reserves and deposits with credit card processors consist of rolling reserves held by merchant banks and funds for transactions processed and awaiting transfer to the Company's bank accounts. At April 30, 2001 and 2000, the balance of these reserves and deposits were $3,763 and $3,857, respectively.

NOTE 4 -      ACCOUNTS RECEIVABLE


              Accounts receivable consist of the following:
                                                                                               April 30,
                                                                            --------------------------------------
                                                                                     2001               2000
                                                                            ------------------  ------------------

              Amounts due from licensees                                    $            1,596  $            3,174
              Income tax receivable (Note 8)                                               123                 128
              Other                                                                        648                 413
              Less: allowance for bad debts                                               (891)             (1,707)
                                                                            ------------------  ------------------
                                                                            $            1,476  $            2,008
                                                                            ==================  ==================


              The Company incurred significant credit losses during the year as a result of the ongoing investigation into the business operations of the Company by the Canadian authorities. These amounts have been fully reserved for.

NOTE 5 -      DEFERRED GAMING LICENSE COSTS

              Deferred gaming license costs of $300 (2000 - $1,349) relate to amounts paid to the Antiguan government for the purchase of casino licenses. These licenses are held for sale to prospective licensees.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 6 -      RESTRICTED CASH

                                                                                            April 30,
                                                                         ---------------------------------------
                                                                                  2001                 2000
                                                                         -----------------     -----------------
              Funds restricted by Canadian Authorities (Note 17)         $           3,925     $           7,024
                                                                         =================     =================

              The balance is classified as current at April 30, 2001 because the lawsuit was settled and the funds were used to pay off a current liability.

              Subsequent to year end, $3,602 of the funds previously restricted by the Canadian authorities was released and is included in cash and cash equivalents.

NOTE 7 -      CAPITAL ASSETS

              Capital assets are recorded at cost less accumulated depreciation and consist of the following:

                                                                                 Accumulated        Net Book
                                                                     Cost        Depreciation         Value
                                                              ---------------   -------------  -------------------
              APRIL 30, 2001
              Computer hardware and equipment                 $         5,246   $         2,911  $           2,335
              Computer hardware under capital
                leases                                                  1,626               487              1,139
              Automobiles under capital leases                            114                42                 72
              Leasehold improvements                                      459               100                359
              Furniture and fixtures                                      352               160                192
              Computer software                                         2,176             1,061              1,115
              Domain name                                                  45                18                 27
                                                              ---------------   ---------------  -----------------

                                                              $        10,018   $         4,779  $           5,239
                                                              ===============   ===============  =================

              APRIL 30, 2000
              Computer hardware and equipment                 $         3,298   $         1,140  $           2,158
              Computer hardware under capital
                leases                                                  1,174               734                440
              Automobiles                                                 202                44                158
              Leasehold improvements                                      509               220                289
              Furniture and fixtures                                      203                97                106
              Computer software                                         2,074               393              1,681
              Domain name                                                  45                 9                 36
                                                              ---------------   ---------------  -----------------

                                                              $         7,505   $         2,637  $           4,868
                                                              ===============   ===============  =================

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 8 -      INCOME TAXES

              The Company's operations located in Canada are subject to tax to the extent that income is generated in the country. In 2001 and 2000, the losses related to development activities allow a recovery of tax previously paid:

                                                                                      For the Years Ended
                                                                                            April 30,
                                                                            --------------------------------------
                                                                                      2001                2000
                                                                            ------------------  ------------------
              Tax payable (receivable) - beginning of year                  $             (128) $              268
              Provision for (recovery of) current income tax                                 -                (266)
              Payments of tax                                                                -                (128)
              Difference due to exchange rate                                                5                  (2)
                                                                            ------------------  ------------------

              Tax receivable - end of year (Note 4)                         $             (123) $             (128)
                                                                            ==================  ==================


              Deferred asset - beginning of year                            $                -  $             (146)
              Deferred income tax expense                                                    -                 150
              Difference due to exchange rate                                                -                  (4)
                                                                            ------------------  ------------------

              Deferred income tax asset, end of year                        $                -  $                -
                                                                            ==================  ==================

              At April 30, 2001, the Company had net operating loss carryforwards in its Canadian companies of approximately $4,940 that may be offset against future taxable income in Canada through 2008. No tax benefit has been reported in the consolidated financial statements as the Company believes that the carryforwards may expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

              The income tax benefit differs from the amount computed at income tax rates of approximately 45% as follows:

                                                                                      For the Years Ended
                                                                                            April 30,
                                                                            --------------------------------------
                                                                                      2001                2000
                                                                            ------------------  ------------------
              Income tax benefit at statutory rate                          $            1,465  $              760
              Change in valuation allowance                                             (1,465)               (760)
                                                                            ------------------  ------------------

                                                                            $                -  $                -
                                                                            ==================  ==================

              Deferred tax assets (liabilities) are comprised of the following:
                                                                                      For the Years Ended
                                                                                           April 30,
                                                                            --------------------------------------
                                                                                      2001                2000
                                                                            ------------------  ------------------
              Income tax benefit at statutory rate                          $            2,225  $              760
              Change in valuation allowance                                             (2,225)               (760)
                                                                            ------------------  ------------------

                                                                            $                -  $                -
                                                                            ==================  ==================

NOTE 9 -      FUNDS HELD ON DEPOSIT

              As of April 30, 2001, the Company held $3,452 (2000 - $2,118) in cash representing funds held on deposit in the form of e-cash balances. These deposits are non-interest bearing and repayable on demand.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 10 -      CAPITAL LEASE OBLIGATIONS

               At April 30, 2001, the Company had entered into capital leases for equipment and automobiles. The future payments for the 12 months ended April 30 are:

                             2002                                                               $              808
                             2003                                                                              502
                             2004                                                                              143
                             2005                                                                               13
                             2006                                                                                6
                                                                                                ------------------
                             Total minimum lease payments                                                    1,472
                             Less amounts representing interest at rates varying
                               from 6% to 18%                                                                 (188)
                                                                                                ------------------
                             Present value of minimum lease payments                                         1,284
                             Current portion of capital lease obligations                                     (677)
                                                                                                ------------------

                                                                                                $              607
                                                                                                ==================

               Some of the equipment leases require the Company to pledge term deposits for $89 (2000 - $210). The term deposits will be returned upon the expiration of the leases and are interest bearing.

NOTE 11 -      CAPITAL STOCK

               Authorized

               100,000,000    Class A voting common shares, par value $0.001
                50,000,000    Class B nonvoting common shares, par value $0.001
                50,000,000    Preferred shares, par value $0.001

               (a)  The Company had the following shares and warrants issued and outstanding:

                                                           2001                                2000
                                             ---------------------------------   ---------------------------------
                                                  Shares           Amount             Shares          Amount
                                             ----------------  ---------------   ---------------  ----------------
               Outstanding Class A
                 shares, beginning of
                 year                              32,062,126  $        22,143        26,502,434  $          8,584
               Options issued below
                 market value                               -               59                 -                 -
               Shares issued for cash
                 pursuant to exercise
                 of options                           131,055              192         3,109,692             3,759
               Shares issued for cash
                 pursuant to exercise
                 of warrants                                -                -         2,450,000             9,800
                                             ----------------  ---------------   ---------------  ----------------

               Outstanding Class A
                 shares, end of year               32,193,181  $        22,394        32,062,126  $         22,143
                                             ================  ===============   ===============  ================

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 11 -      CAPITAL STOCK (Continued)

               On December 2, 1997, the Company completed an offering of 2,450,000 units at $1.00 per unit. Each unit consisted of one Class A voting common share and a single warrant exercisable at $2.00. Each warrant exercised at $2.00 entitled the purchaser to one Class A voting common share and a second warrant (the "Piggyback Warrant"). Each Piggyback Warrant was exercisable, within one year of the Piggyback Warrant being issued, at $4.00. The exercising of the Piggyback Warrant entitled the purchaser to one share of common stock.

               During the year ended April 30, 1999, all 2.45 million warrants at $2.00 had been exercised. During the year ended April 30, 2000, all of the 2.45 million Piggyback Warrants were exercised at $4.00 for total proceeds of $9.8 million.

               (b)  Stock Options

               On March 12, 1998, the Board of Directors approved a stock option plan, which authorized the issuance of 3,000,000 options to employees of the Company and its subsidiaries at an exercise price of $0.74. The options expire on January 1, 2008. On December 31, 1998, the Board of Directors authorized the issuance of up to 4,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date. On December 23, 1999, the Board of Directors authorized the issuance of up to 5,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date.

               Options issued to employees generally vest straight-line on a monthly basis over two years while options issued to directors vest one-half immediately and one-half after one year. Options expire ten years after the date granted. As at April 30, 2001, 7,128,995 shares were reserved for issuance pursuant to the exercise of options.

               A summary of the Company's stock option activity and related information follows:

                                                          2001                                 2000
                                             ---------------------------------   ---------------------------------
                                                                  Weighted                            Weighted
                                                                   Average                             Average
                                               Number of           Exercise         Number of         Exercise
                                                 Options            Price            Options            Price
                                             ----------------  ---------------   ---------------  ----------------
               Outstanding at May 1                 5,244,724  $          2.99         5,136,795  $           1.45
               Granted                              4,296,371             2.47         3,719,900              3.67
               Exercised                             (131,055)            1.47        (3,109,692)             1.21
               Forfeited                           (1,610,583)            3.19          (502,279)             3.04
                                             ----------------  ---------------   ---------------  ----------------

               Outstanding at April 30,             7,799,457  $          2.64         5,244,724  $           2.99
                                             ================  ===============   ===============  ================

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 11 -      CAPITAL STOCK (Continued)

               At April 30, 2001, options outstanding were as follows:

                                                   Options Outstanding                  Options Exercisable
                                    ---------------------------------------------- -------------------------------

                                       Weighted     Average           Weighted                        Weighted
                     Range of           Number     Remaining           Average          Number         Average
                     Exercise            of       Contractual         Exercise           of           Exercise
                      Prices           Options    Life (Years)          Price          Options          Price
               -------------------- ------------- -------------   ---------------- --------------- ---------------
               $0.31 - $1.43            1,708,893             9.8 $           0.49         714,908 $          0.38
               $1.44 - $2.50            1,241,116             8.1             1.74       1,058,356            1.65
               $2.51 - $5.99            4,336,884             8.9             3.13       3,196,244            3.09
               $6.00 - $11.00             469,696             9.7             7.36          83,044            7.86
               $11.01 - $23.06             42,868             8.1            13.73          40,222           13.70
               -------------------- ------------- --------------- ---------------- --------------- ---------------

               $0.31 - $23.06           7,799,457             9.5 $           3.14       5,092,774 $          3.07
               ==================== ============= =============== ================ =============== ===============

               c.  Accounting for Stock Based Compensation

               The Company has adopted the disclosure-only provisions of FAS 123, Accounting for "Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 2001 and 2000 consistent with the provisions of SFAS No. 123, the Company's loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                                                            April 30,
                                                                            --------------------------------------
                                                                                   2001                2000
                                                                            ------------------  ------------------
               Net income (loss) as reported                                $          (16,756) $           (3,255)
               Pro forma net income (loss) under FAS 123                               (19,455)             (3,255)
               Net income (loss) per share - basic, as reported                          (0.52)              (0.16)
               Pro forma net income (loss) per share - basic,
                 under FAS 123                                                           (0.60)              (0.16)
               Net income (loss) per share - diluted, as reported                            -                   -
               Pro forma net income (loss) per share - diluted,
                 under FAS 123                                                               -                   -

               For purposes of pro forma disclosures, the estimated fair value of options granted is amortized to expense over a 2 year period.

               The fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model discounted for lack of liquidity with the following weighted-average assumptions.

                                                                                            April 30,
                                                                            --------------------------------------
                                                                                    2001                2000
                                                                            ------------------  ------------------
               Dividend yield                                                               0%                  0%
               Expected volatility                                                        171%                219%
               Risk-free interest rate                                                   5.98%               5.08%
               Expected lives                                                          2 years             2 years

                               WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 12 -      COMMITMENTS AND CONTINGENCIES

               At April 30, 2001, the Company has entered into commitments for leases for premises and equipment. The future payments for the 12 months ended April 30 are:

               2002                                                $         386
               2003                                                          386
               2004                                                          386
               2005                                                          379
               2006                                                           32
                                                                    ------------
                                                                    $      1,569
                                                                    ============

               On August 20, 1999, the Royal Canadian Mounted Police (RCMP) obtained a search warrant and searched the Vancouver, Canada offices of Starnet Communications Canada, Inc., a subsidiary of the company. The basis for the search and continuing investigation ("the Investigation") was the allegation of the RCMP that the Company and some of its officers, directors and employees were breaching certain gaming provisions contained in the Criminal Code of Canada.

               On August 25, 1999, the RCMP obtained an ex parte restraint order pursuant to the provisions of the Criminal Code of Canada. This order prevents the Company and Starnet Systems International Inc. from accessing certain funds located in their Canadian bank accounts. In September 1999, the Company brought an application to have the restraint order revoked. This application was unsuccessful. On February 24, 2000, the restraint order was renewed for a further six months.

               As of April 30, 2001, the Company has accrued a liability of $4,000 for the settlement of the Investigation and is included in the accrued settlement of legal issues account on the balance sheet. The Investigation was settled and completed subsequent to year end (see Note 18).

               Between October 15, 1999 and December 9, 1999, ten class action claims were commenced in the United States against the Company and some of its directors and officers. These class action lawsuits allege that material misrepresentations regarding the nature and inherent risks of the Company's business were knowingly made in filings to the United States Securities and Exchange Commission, press releases and other public statements. The amount of the damages claimed is unspecified. These actions have now been consolidated in a single proceeding.

               On June 20, 2001, the parties signed a Memorandum of Understanding (MOU) containing the essential terms of a settlement between the Company and the Plaintiffs. Under the MOU, the Plaintiffs will receive 1,050,000 shares of the Company's common stock. In addition, the Company will pay certain administrative expenses and expenses incurred by Plaintiff's co-lead counsel up to $100. As of April 30, 2001, the Company has accrued a liability for this class action lawsuit in the amount of $1,409 consisting of the value of the shares on June 20, 2001 (1,050,000 shares at $1.21 per share), the additional expenses up to $100 and an estimated $39 of additional legal expense. The amount is included in the accrued settlement of legal issues account. See Note 18 for additional explanations.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 12 -      COMMITMENTS AND CONTINGENCIES (Continued)

               On September 16, 1999, Las Vegas Casino Inc. ("LVC") commenced an action against the Company, a number of its subsidiaries and various employees of the Company and its subsidiaries. LVC alleges that the Company breached and wrongfully terminated its license agreement and misappropriated $15 million from LVC, and that LVC lost gambling revenues in the amount of $1 billion as a result of the breach and wrongful termination. LVC had previously entered into a license agreement with Starnet Systems International Inc. ("Starnet Systems"). Starnet Systems terminated the license agreement because of LVC's non-payment of its royalty fees.

               On July 12, 2000, the Supreme Court of British Columbia granted a stay of the lawsuit as against Starnet Systems only. Should LVC wish to proceed with its claim against Starnet Systems, it must do so through the arbitration process provided for in the software license agreement. LVC has not yet taken any steps to do so. The Company filed a motion with the Supreme Court of British Columbia to require LVC to post security for costs sought against the Company. The court denied the Company's motion on February 22, 2001, while allowing the Company the opportunity to reapply as it may wish. At the present time, the Company believes that these allegations are without merit and management has been unable to determine the likely outcome. Consequently, no provision for loss has been made.

NOTE 13 -      SALE OF BUSINESS SEGMENTS

               a.  Marketing Department

               On February 18, 2000, the Company sold certain assets to a group of former employees who were previously employed in the marketing department. The Company also entered into an agreement whereby the new company would employ a number of employees comprising the marketing department of the Company and provide marketing services to the Company for a period of three years.

               The assets with a net book value of $109 were sold for total consideration of $109 consisting of a promissory note. The amount is subject to interest at a rate of 5% per annum and is repayable in 36 installments of $3 per month, ending February 2003. There was no gain or loss recorded on the transaction.

                        Total consideration                  $               109
                        Net book value of assets sold        $               109
                        Net gain or loss                     $                 -

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 13 -      SALE OF BUSINESS SEGMENTS (Continued)

               b.  On-line Entertainment Division

               On March 31, 2000, the Company sold certain assets, consisting primarily of computer equipment, furniture, and website URL domain names, for total consideration of $2,300. The amount is payable over a three year period, including a down payment upon closing of $460, and is non-interest bearing. The Company has recorded an 8% discount on the total amount receivable amounting to $356. The minimum monthly payment is $10 but at such time that the cumulative net profit of the business, before tax, amounts to $460, the remaining amount, less a $700 final payment due on July 1, 2003, will be paid in equal monthly installments from that date until July 1, 2003 at which time any remaining amount will be due. The parties have also entered into an escrow agreement whereby the URL domains will be used as security until the purchase price is paid in full.

               The gain of $1,562 during the year ended April 30, 2000 is calculated as follows:

                           Total sale price                                                     $            2,300
                           Discount at 8%                                                                     (356)
                                                                                                ------------------
                                                                                                             1,944
                           Exchange rate difference                                                             16
                           Net book value of assets sold                                                      (398)
                                                                                                ------------------
                           Net gain on sale                                                     $            1,562
                                                                                                ==================

               The following is a summary of the discontinued operations for the years ended April 30.

                                                                2001                2000                1999
                                                        ------------------  ------------------  ------------------
                   Sales                                $                -  $            2,705  $            3,518
                   Cost of sales                                         -               1,586               1,321
                   General and administrative                            -               1,175                 860
                   Depreciation and amortization                         -                 299                 224
                   Interest and bank charges                             -                   -                  69
                   Income tax                                            -                   -                  33
                                                        ------------------  ------------------  ------------------

                   Income (loss) from discontinued
                     operations                         $                -  $             (355) $            1,011
                                                        ==================  ==================  ==================


               No income tax expense or benefit has been attributed to the discontinued operations.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 14 -      LONG-TERM RECEIVABLES

               Payments due to the Company under the long-term receivables for the twelve months ended April 30 are:

                                                                                    2001
                                                                            ------------------
                           2002                                             $              259
                           2003                                                            170
                           2004                                                          1,444
                           2005                                                              -
                                                                            ------------------

                           Total minimum payments                                        1,873

                           Less: interest portion                                         (341)
                                                                            ------------------

                           Present value of minimum payments                             1,532

                           Less: allowance for bad debts                                (1,532)
                                                                            ------------------

                           Total                                            $                -
                                                                            ==================

               The long-term receivables related to the sale of business segments (Note 13).

NOTE 15 -      RESTRUCTURING OF OPERATIONS

               The restructuring expense consists of:

                      Termination benefits - January 2001                                       $              299
                      Termination benefits - April 2001                                                      1,179
                      Other restructuring costs - April 2001                                                    58
                                                                                                ------------------

                                                                                                $            1,536
                                                                                                ==================


               In January 2001, the Company terminated 26 employees at a cost of $299 at its development office in Vancouver, Canada. The employees affected were in the areas of management, administration, and operational support.

               In April 2001, the Company restructured its operations in both St. John's, Antigua and Vancouver, Canada to decrease its costs by reducing inefficiencies and eliminating duplicated functions. Reductions in staff were made throughout the organization and included management and administration, sales, marketing, development, and operations. A total of 29 staff were terminated, 11 in Antigua and 18 in Canada, for a total cost of $1,179.

               The Company has accrued a further $58 for costs associated with downsizing the physical requirements of the reduced staffing levels.

               Of the total amount expensed, $1,276 remains accrued at April 30, 2001 and is included in the accounts payable and accrued liabilities.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 16 -      NOTE PAYABLE

               Note payable consists of the following:

                                                                                                      April 30,
                                                                                                         2001
                                                                                                ------------------
               Note payable to a company, interest at 8.0% per annum, payable monthly; principal balance due December 31, 2001 and is
               convertible into common shares of the Company at the option of the note holder; secured by equipment
               of the Company.                                                                  $            1,500
                                                                                                ------------------

               Total Note Payable                                                               $            1,500
                                                                                                ==================

               The note payable is classified as long-term because it was converted to equity subsequent to the year end (see Note 18).

NOTE 17 -      MAJOR CUSTOMERS

               Pertinent details of the gross sales to major customers during the year ended April 30, 2001 are as follows:

                                                                                                      Percent
                                  Customer                                    Gross Sales         Gross Sales
                      ---------------------------------                     ------------------  ------------------
                      Customer A                                            $            6,338                 31%
                      Customer B                                                         2,786                 14%
                      Customer C                                                         1,973                 10%
                                                                            ------------------  ------------------

                                                                            $           11,097                 55%
                                                                            ==================  ==================

NOTE 18 -      SUBSEQUENT EVENTS

               CORPORATE REORGANIZATION

               On May 25, 2001, pursuant to an Agreement and Plan of Reorganization executed on May 17, 2001 ("Reorganization Agreement"), Starnet Communications International Inc. ("Starnet") became a direct, wholly-owned subsidiary of World Gaming Plc ("World Gaming"), a company organized in England and Wales for the purpose of facilitating the reorganization of Starnet into a new holding company structure ("Reorganization"). In the Reorganization, each share of Class A common stock of Starnet issued and outstanding was converted into one American Depositary Share of World Gaming ("ADS"), where each ADS represents one ordinary share of World Gaming. The Reorganization was effected by merging a newly-formed direct, wholly-owned Delaware subsidiary of World Gaming with and into Starnet with Starnet surviving. As part of the reorganization, World Gaming established December 31 as its year end.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999


NOTE 18 -      SUBSEQUENT EVENTS (Continued)

               CONVERSION OF NOTE PAYABLE

               On May 17, 2001, the holder of the note payable (Note 16) agreed to convert the principal balance of $1,500 into 2,000,000 shares of the Company. Consequently, the note is deemed to have been repaid in all respects, and the Company has no further obligation with respect to the note, including any interest that may have been payable under the original terms of the note.

               SETTLEMENT OF INVESTIGATION

               On August 17, 2001, the Company reached a settlement with Canadian authorities whereby a subsidiary of the Company plead guilty to a single charge under the Criminal Code of Canada. The subsidiary was fined $100 CDN plus $15 CDN victim surcharge. As well, the Company consented to a forfeiture of restricted cash (Note 6) in the amount of $3,925 US. The amount of the settlement is included in the accrued settlement of legal issues liability on the balance sheet at April 30, 2001.

               MEMORANDUM OF UNDERSTANDING IN CLASS ACTION LAWSUIT

               On June 20, 2001, the parties signed a Memorandum of Understanding (MOU) containing the essential terms of a settlement between the Company and the Class Action Plaintiffs (Class) (see Note 12). Under the MOU, the Class will receive 1,050,000 shares of ADRs of World Gaming Plc ("Settlement Shares") with a minimum value of $1,050,000. If in the 10 trading days preceding the effective date of the settlement the weighted mean trading price (as calculated by a formula in the MOU) of the shares of ADRs of World Gaming is less than $1.00 per share, the Class will receive additional shares so that the value of the Settlement Shares equals $1,050,000. Also under the Settlement, the Company will pay certain administrative expenses, up to $50,000, and certain expenses incurred by Plaintiffs' Co-Lead Counsel, up to $50,000. The Plaintiffs have the right to conduct limited confirmatory discovery of the Company.

               The Settlement is conditioned upon the occurrence of several events. The parties must draft a mutually acceptable Stipulation of Settlement to be filed with the Court. The Court must give preliminary approval to the terms of the Settlement. Notice must be sent to the class members advising them of the terms of the Settlement and of their right to opt out or object to the terms of the Settlement. Finally, the Court must approve the Settlement after holding a hearing on its terms. In addition, the Settlement is conditioned on the issuance of the ordinary shares of World Gaming Plc underlying the Settlement Shares. The Company has the right under the MOU to withdraw from the Settlement in the event that members of the Class holding more than 3% of the outstanding shares of ADRs of World Gaming Plc outstanding as of the date the settlement is filed determine to opt out of the Settlement.

                                WORLD GAMING PLC
              (Formerly Starnet Communications International Inc.)
                   Notes to Consolidated Financial Statements
                          April 30, 2001, 2000 and 1999



NOTE 19 -      FOURTH QUARTER LOSS RECONCILIATION

               Pursuant to APB 28, "Interim Financial Reporting", the following is a reconciliation of the net loss as reported in the Company's
               January 31, 2000 consolidated financial statements to the net loss as recorded at April 30, 2001.

               Net loss reported January 31, 2001                                                 $         (3,284)

               4th quarter accrual for settlement of RCMP Investigation                                     (3,482)

               4th quarter accrual for memorandum of understanding for
                 settlement of the class action lawsuit                                                     (1,042)

               4th quarter accrual for restructuring charges                                                (1,237)

               4th quarter adjustment to funds held on deposit                                              (1,097)

               4th quarter provision for bad debts                                                          (3,150)

               Other 4th quarter adjustments including redomiciling costs
                and general loss from operations in the 4th quarter.                                        (3,464)
                                                                                                ------------------

               Net loss reported April 30, 2001                                                 $          (16,756)
                                                                                                ==================

SIGNATURES
----------

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: October 31, 2001        WORLD GAMING PLC


Date: October 31, 2001         By: /s/ MICHAEL AYMONG
                               -------------------------------------------------
                               Michael Aymong
                               President, Chief Executive Officer and Director

Date: October 31, 2001         By: /s/ RODNEY DAVIS
                               -------------------------------------------------
                               Rodney Davis
                               Chief Financial Officer, Vice-President, Finance

Date: October 31, 2001         By: /s/ CLARE ROBERTS
                               -------------------------------------------------
                               Clare Roberts
                               Director

Date: October 31, 2001         By: /s/ NICHOLAS JACKSON
                               -------------------------------------------------
                               Nicholas Jackson
                               Director

Date: October 31, 2001         By: /s/ JASON BOLDUC
                               -------------------------------------------------
                               Jason Bolduc
                               Director

Date: October 31, 2001         By: /s/ WOLF BERGELT
                               -------------------------------------------------
                               Wolf Bergelt
                               Director

Date: October 31, 2001         By: /s/ FRED HAZELL
                               -------------------------------------------------
                               Fred Hazell
                               Director