Form 20-F
period 2001-12-31
WORLD GAMING PLC
filed 2002-07-02
CIK 1126599

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25



                         Commission File Number 0-32793



                           NOTIFICATION OF LATE FILING



(Check One):


[ ] Form 10-K         [ ] Form 11-K         [ ] Form 20-F         [ ] Form 10-Q


        For Period Ended:_____________________________________________


[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q


[X] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR


[ ] Transition Report on Form 11-K


        For Transition Period Ended:    December 31, 2001
                                     ----------------------



Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

________________________________________________________________________________

--------------------------------------------------------------------------------
Part I - Registrant Information
--------------------------------------------------------------------------------

Full Name of Registrant: WORLD GAMING PLC
                         ----------------

Former Name if Applicable: STARNET COMMUNICATIONS INTERNATIONAL, INC.
                           ------------------------------------------

Address of Principal Executive Office (Street and Number): 33 St. James Square,
                                                           --------------------

City, State and Zip Code: London, England
                          ---------------


--------------------------------------------------------------------------------
Part II - Rule 12b-25(b) and (c)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


--------------------------------------------------------------------------------
Part III - Narrative
--------------------------------------------------------------------------------

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

                              See Attachment hereto

--------------------------------------------------------------------------------
Part IV - Other Information
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

         Jim MacKay                (44)                  207-661-9332
         ----------             -----------           ------------------
           (Name)               (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                       [X]    Yes                  [ ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       [ ]    Yes                  [X]   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                WORLD GAMING PLC
                  --------------------------------------------
                  (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 28, 2002                   By:     /s/ Jim MacKay
                                               --------------
                                       Name:   Jim MacKay
                                       Title:  Interim Chief Executive Officer,
                                               Director

                            ATTACHMENT TO FORM 12b-25

                 Form 20-F Transition Report for the period from
                        May 1, 2001 to December 31, 2001


PART III - NARRATIVE

The Registrant is unable to file its transition report on Form 20-F for the period from May 1, 2001 to December 31, 2001 because Registrant is experiencing a delay in preparation of the transition report due to the fact that several of Registrant's senior executives and directors, including the chief executive officer, chief financial officer and all of the management directors, recently resigned. The new management and the two remaining independent directors are in the process of collecting all of the necessary information for the transition report. The Form 20-F will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.