Form 20-F
period 2001-12-31
WORLD GAMING PLC
filed 2002-08-22
CIK 1126599

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 20-F

                                   (MARK ONE)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from May 1, 2001 to December 31, 2001

                         Commission file number 0-32793

                                WORLD GAMING PLC
                       -----------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2001, the Registrant had 34,193,181 Ordinary Shares issued and outstanding, nominal value (pound)0.01 per share.


        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.   Yes [ ]    No [X]

        Indicate by check mark which financial statement item the registrant has
elected to follow.  [X] Item 17    [ ] Item 18
================================================================================

                                        WORLD GAMING PLC

                                 TRANSITION REPORT ON FORM 20-F
                FOR THE TRANSITION PERIOD FROM MAY 1, 2001 TO DECEMBER 31, 2001

                                       TABLE OF CONTENTS

Certain Definitions and Conventions..........................................................1

Special Note Regarding Forward-Looking Statements............................................1

PART I.......................................................................................2

   Item 1. Identity of Directors, Senior Management and Advisors.............................2

   Item 2. Offer Statistics and Expected Timetable...........................................2

   Item 3. Key Information...................................................................2
           Selected Financial Data...........................................................2
           Risk Factors......................................................................3
       We have experienced net losses in the past............................................3
       We have three customers who account for a substantial portion of our revenues, and the loss of any of them may significantly impact our cash flow............................4
       We need additional financing and there is no assurance it can be obtained.............4
       We have been involved in civil and criminal litigation, which has resulted in significant expenses and other consequences...........................................4
       We have experienced turnover among our senior management and directors................4
       The Internet gaming industry may be sensitive to economic conditions..................4
       We may be subject to regulation of Internet gaming....................................5
       We face significant competition and there is no assurance that we will be able to compete...............................................................................5
       Our software and hardware systems may face problems if the volume of usage increases..5
       Our future growth depends on continued growth in the use of the Internet..............6
       Our computer systems face online security risks.......................................7
       Our licensees rely on credit cards for a substantial portion of the deposits by their customers.............................................................................7
       The market for Internet services is in a state of rapid technological change and we may not be able to keep up............................................................7
       We must continue to improve and expand our skills and personnel to expand our business operations, but may not be able to do so..............................................8
       We have limited intellectual property protection and there is risk that our competitors will be able to appropriate our technology................................8
       We may be held liable for the content of our web sites................................8
       The trading market for our shares may be illiquid.....................................8
       We may be subject to product liability claims,and we lack product liability insurance.8
       We may become subject to changes in English law or political circumstances............9
       You may be subject to both United States and United Kingdom taxes.....................9
       United States civil liabilities may not be enforceable against us.....................9
       Our reporting obligations under the U.S. securities laws differ from those of U.S.
       issuers, and you may find it difficult to evaluate our performance quarterly..........9
       Under English law a vote of the holders of 75% or more of our issued and outstanding shares is required to approve certain corporate matters..............................10
       Significant adverse U.S. federal tax consequences could arise for U.S. Holders under the passive foreign investment company rules.........................................10

   Item 4. Information on the Company.......................................................11
           History and Development..........................................................11
           Our Operations...................................................................12
           Restructuring of Operations......................................................13

                                               i

           Marketing........................................................................13
           Competitive Environment..........................................................13
           Intellectual Property............................................................14
           Technology.......................................................................14
       Redundant High-Speed Network.........................................................14
       Security Measures....................................................................15
           Products and Services............................................................16
       Casino Games.........................................................................16
       The Sportsbook.......................................................................16
       Partner's Program....................................................................16
       Pari-mutuel Gaming...................................................................17
       EFS Server, Reporting and Tools......................................................17
           Gaming Products Under Development................................................18
       Poker................................................................................18
       Wireless Casino/Sportsbook...........................................................18
       Sports Betting.......................................................................18
           Our Licensees....................................................................18
           Business Strategy................................................................19
       Rapidly Penetrate the Internet Gaming Markets........................................19
       Provide High Quality, Innovative and Superior Products and Services..................19
       Maintain Technological Lead..........................................................19
           Organizational Structure.........................................................21
       WG International Limited.............................................................21
       World Gaming Europe Limited...........................................................i
       Starnet Communications International, Inc............................................21
       Starnet Systems International Inc....................................................21
       EFS Subsidiaries.....................................................................22
       Inphinity Interactive Inc............................................................22
       602662 British Columbia Ltd..........................................................22
       World Gaming Services Inc............................................................22
       WorldBroadcasts.com Inc..............................................................22
       Starnet Communications Canada Inc....................................................23
           Government Licensing and Regulation and Related Risks............................23
           Property, Plants and Equipment...................................................25
       United Kingdom.......................................................................25
       Antigua..............................................................................25
       Canada...............................................................................25
       Equipment............................................................................25

   Item 5. Operating and Financial Review and Prospects.....................................25
           Change in Fiscal Year............................................................25
           Results of Operations............................................................26
           Liquidity and Capital Resources..................................................27
           Commitments......................................................................29
           Research and Product Development.................................................29
           Trend Information................................................................29

   Item 6. Directors, Senior Management and Employees.......................................30
           Directors and Senior Management..................................................30
           Background Information Concerning Directors......................................30
       Clare Kamau Roberts, Director........................................................30
       Harold Nicholas Shaw Jackson, Director...............................................30
           Background Information Concerning Senior Management and Certain Key Employees....31
       David Craven, Chief Executive Officer................................................31

                                              ii

       Mark A. Thompson, Vice President of Finance..........................................31
       Liam Gillen, Managing Director, Antigua..............................................31
       David Fleming, Managing Director, Inphinity Interactive Inc..........................31
       Jason Joseph Bolduc, Vice President of Information Technology........................32
           Compensation.....................................................................32
       Compensation of Our Senior Management................................................32
           World Gaming plc 2001 Share Option Plan..........................................35
       Number of Ordinary Shares............................................................36
       Eligibility..........................................................................36
       Grant of Options.....................................................................36
       Option Price.........................................................................36
       Exercise of Options..................................................................36
       Issues of Ordinary Shares or ADSs....................................................37
       Variation in Share Capital...........................................................37
       Termination of the 2001 Plan.........................................................37
       Amendments...........................................................................37
           Board Practices..................................................................37
           Committees of the Board of Directors.............................................37
       Audit Committee......................................................................37
       Compensation Committee...............................................................38
       Strategic Planning Committee.........................................................38
           Employees........................................................................38
           Share Ownership of Senior Management.............................................39

   Item 7. Major Shareholders and Related Party Transactions................................39
           Major Shareholders...............................................................39
       Significant Changes in Ownership of Ordinary Shares..................................40
       Securities and Record Holders in the United States...................................40
       Change of Control....................................................................40
           Related Party Transactions.......................................................40
       Simpson Bay Ltd. and AIM Investments Ltd.............................................40
       Settlement of Dispute with Chisel Inc................................................40
       Loan agreement with Sportingbet Plc..................................................40

   Item 8. Financial Information............................................................41
           Consolidated Financial Statements................................................41
           Legal Proceedings................................................................41
       Her Majesty the Queen in Right of Canada.............................................41
       Canada Customs and Revenue Agency ("CCRA")...........................................42
       Las Vegas Casino Inc. lawsuit........................................................42
       U.S. Delaware Class Action Claims....................................................42
       Our claims against Wiremix Media Inc.................................................43
       Lawsuit by our former Vice President, Finance Chris Thompson.........................43
       Subpoenas Received by Our Auditors...................................................43
       Lawsuit by Casino on Air World Entertainment Ltd.....................................43
           Policy on dividend distribution..................................................44

   Item 9. The Offer and Listing............................................................45
           Nature of Trading Market.........................................................45
           Dividend Information.............................................................46
           Registrar, Transfer Agent and Depositary.........................................46

   Item 10. Additional Information..........................................................46
           Memorandum of Association and Articles of Association............................46
           Board Action and Powers..........................................................46

                                              iii

       Borrowing Powers.....................................................................47
       Compensation and Expenses............................................................47
       Pensions and Other Benefits..........................................................47
       Interested Director Transactions.....................................................48
       Indemnification of Directors.........................................................49
           Description of Share Capital.....................................................49
       General..............................................................................49
       Ordinary Shares......................................................................49
       Issuance of Shares...................................................................49
       Alteration of Share Capital..........................................................50
       Dividend Rights......................................................................50
       Rights in Liquidation................................................................50
       Notification of Interest in Ordinary Shares..........................................50
       Voting Rights of Ordinary Shares and Shareholder Meetings............................51
       Transfer of Shares...................................................................52
       Issuance of American Depositary Shares...............................................52
       Voting of ADSs by Proxy..............................................................53
           Exchange Controls and Other Limitations Affecting Security Holders...............53
           Change of Control................................................................53
           Material Contracts...............................................................53
       The Daily Racing Form Online Affiliate Agreement between Daily Racing Form, LLC and
       Starnet..............................................................................54
       Software License Agreement between Global Interactive and Starnet Systems............54
       Operating Agreement between TrackData Systems Corporation and Starnet................55
       Operating Agreement between Bloodstock Research Information Services,Inc. and Starnet55
       AmTote International Totalisator Service Agreement...................................55
       Software License Agreement between International Gaming Ltd (f.k.a BBF International
       Gaming Antigua Inc.) and Starnet Systems.............................................55
       Loan Agreement between Starnet, World Gaming and Sportingbet PLC.....................55
           General Security Agreement with Sportingbet PLC..................................55
           Escrow Agreement with NCC Escrow International Limited...........................55
           Employment and Consulting Agreements.............................................56
       Liam Gillen, Managing Director of Operations.........................................56
       David Fleming, Managing Director, Inphinity..........................................57
           Taxation.........................................................................57
           United Kingdom Tax Consequences..................................................57
       Distributions on American Depositary Shares or Ordinary Shares.......................58
       Taxation of Capital Gains of U.S. Holders............................................58
       Inheritance Tax and Gift Taxes on U.S. Holders.......................................59
       Stamp Duty and Stamp Duty Reserve Tax................................................59
       Taxation of the Company..............................................................59
       Taxation of a U.K. Company that Controls Certain Controlled Foreign Companies........60
       Taxation of Certain Dividends Received by a U.K. Holding Company.....................60
           United States Federal Income Tax Consequences....................................60
           Tax Consequences for U.S. Holders................................................61
       Taxation of Dividends Paid on American Depositary Shares or Ordinary Shares..........61
       Taxation on disposition of ordinary shares...........................................62
       Tax consequences if we are a passive foreign investment company......................63
       Controlled foreign corporation rules.................................................66
       Foreign personal holding company and personal holding company rules..................67
       Foreign investment company rules.....................................................67
           Tax Consequences for Non-U.S. holders............................................67
       Information reporting and back-up withholding........................................67
           Taxation of the Company..........................................................68
           Documents on Display.............................................................68

                                              iv

   Item 11.  Quantitative and Qualitative Disclosures About Market Risk.....................68

   Item 12.  Description of Securities Other than Equity Securities.........................69

PART II.....................................................................................69

   Item 13.  Defaults, Dividend Arrearages and Delinquencies................................69

   Item 14.  Material Modifications to the Rights of Security Holders and
             Use of Proceeds from Offering..................................................69

PART III....................................................................................69

   Item 17.  Financial Statements...........................................................69
             Consolidated Financial Statements..............................................69

   Item 18.  Financial Statements...........................................................70

   Item 19.  Exhibits.......................................................................70





                                               v

                       CERTAIN DEFINITIONS AND CONVENTIONS

        In this annual report, references to the "Company", "our company," "World Gaming," "we," "us" and "our" refer to World Gaming plc and one or more of its operating subsidiaries as the context may require. World Gaming plc and its subsidiary, WG International Ltd., are holding companies and they conduct their businesses through their operating subsidiaries. All references to "Starnet" refer to one of our subsidiaries, Starnet Communications International, Inc. As a result of a holding company reorganization effected in May 2001, we became a successor to the business of Starnet. References to $ and "U.S. dollars" are to United States currency, any references to "(pound)", "pounds sterling", "pence" or "p" are to U.K. currency, and any references to "CDN" are references to Canadian currency. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding.


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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

        Not applicable.

ITEM 3. KEY INFORMATION.

        SELECTED FINANCIAL DATA

        The data below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements and notes relating thereto appearing elsewhere in this annual report, and which have been audited by our independent auditors, HJ & Associates, LLC, as of and for the eight months ended December 31, 2001, and as of and for the years ended April 30, 2001 and 2000, and by Ernst & Young, our prior independent auditors, as of and for the year ended April 30, 1999. The selected financial data for the financial years ended April 30, 2000, 1999 and 1998 is derived from the financial statements of our subsidiary Starnet, which we acquired subsequent to the fiscal year ended April 30, 2001 pursuant to a holding company reorganization.

        The data below, except for per share information, is in thousands of U.S. dollars.

                              FOR THE      FOR THE
                               EIGHT        EIGHT
                               MONTHS       MONTHS
                               ENDED        ENDED               FOR THE YEARS ENDED APRIL 30,
                              DECEMBER     DECEMBER     ----------------------------------------------
                              31, 2001     31, 2000       2001         2000         1999        1998
--------------------------    --------     --------     --------     --------     --------    --------
STATEMENT OF OPERATIONS DATA:
Net sales ................    $ 12,107     $ 14,085     $ 20,153     $ 17,881     $  6,255    $    257

Income (loss) from
  operations .............      (2,371)      (2,925)     (17,019)      (4,886)       1,004        (746)

Income (loss) from
  continuing operations ..      (2,236)      (2,715)     (16,756)      (4,462)       1,031        (818)

Income (loss) from
  continuing operations
  per common share .......       (0.07)       (0.08)       (0.52)       (0.16)        0.04       (0.04)

Weighted average number
  of shares (in
  thousands) .............      33,997       32,170       32,201       29,625       22,952      21,003

Diluted earnings per
  share ..................       $   -        $   -        $   -         $  -       $ 0.08        $  -

Cash dividends declared
  per common share .......       $   -        $   -        $   -         $  -         $  -        $  -
--------------------------    --------     --------     --------     --------     --------    --------

        Selected balance sheet data as at December 31 and April 30 for the years indicated (in thousands of U.S. dollars):

                           AS OF DECEMBER 31,                       AS OF APRIL 30,
                        --------------------------   ----------------------------------------------
                          2001           2000          2001        2000        1999         1998
                        ----------   -------------   ---------   ---------   ---------    ---------
BALANCE SHEET DATA:                   (UNAUDITED)
Total assets........      $12,181         $26,099     $20,188     $27,983     $13,439       $3,275
Net assets..........        1,686          16,577       2,211      19,376       9,420        1,298
Debt obligations....        1,083           2,975       2,784         979         818          419
Capital stock.......       24,188          22,335      22,394      22,143       8,584        2,421

        RISK FACTORS

        You should carefully consider the following risks in making an investment decision regarding our company. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our American Depositary Shares and the value of our ordinary shares could decline, and you may lose all or part of your investment.

WE HAVE EXPERIENCED NET LOSSES IN THE PAST.

        We had negative cash flows during the eight months ended December 31, 2001, and while we had previously reached profitability, we are not now profitable. We had net losses from continuing operations of approximately $16.7 million for the year ended April 30, 2001, and approximately $2.2 million for the eight months ended December 31, 2001. Our independent auditors have noted that we have accumulated significant losses, have negative working capital and a deficit in stockholders' equity, all of which our independent auditors believe raise substantial doubt about our ability to continue as a going concern. Even if we achieve profitability, we may not be able to sustain or increase profitability on an annual basis in the future. Our future performance will depend in part, on the amount and rates of growth in our net revenue from licensing of our gaming software products and revenues generated by our own Internet gaming business, and on our ability to control our operating expenses. In addition, our future success will depend upon many factors, including those which may be beyond our control or which cannot be predicted at this time, such as the emergence of additional competitors, downturn in the global economy, emergence of new technologies and changes in governmental regulations. As a result of these and other factors, there can be no assurance that we will ever achieve profitability.

WE HAVE THREE CUSTOMERS WHO ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR REVENUES, AND THE LOSS OF ANY OF THEM MAY SIGNIFICANTLY IMPACT OUR CASH FLOW.

        Three of our licensees account for a substantial portion of our consolidated revenue. Our three largest licensees accounted for 47 %, 12% and 9%, respectively of our consolidated revenue for the eight month period ended December 31, 2001. The loss of any of these three licensees may adversely and significantly affect our cash flow.

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

WE HAVE BEEN INVOLVED IN CIVIL AND CRIMINAL LITIGATION, WHICH HAS RESULTED IN SIGNIFICANT EXPENSES AND OTHER CONSEQUENCES.

        We are presently involved in several lawsuits and one of our subsidiaries, Starnet Communications International Inc., is being investigated by Canada Customs and Revenue Agency. We could lose these pending lawsuits and be subject to significant damages. We have also defended ourselves against a class action lawsuit that alleged that Starnet knowingly made material misrepresentations regarding the nature and inherent risks of Starnet's business in filings to the United States Securities and Exchange Commission, press releases and other public statements. We have entered into a settlement agreement and the plaintiffs' counsel have petitioned the court to approve the settlement. If the settlement is approved we will have to issue one million USD worth of our shares to the plaintiffs. An investigation by the Canadian government authorities was settled in August 2001 and resulted in a guilty plea by Starnet to a criminal charge and a substantial fine. There is a risk that we or our subsidiaries will be subject to similar lawsuits or government actions in the future. (See Item 8. Legal Proceedings and see also Item 4. Government Regulation and Related Risks).

WE HAVE EXPERIENCED TURNOVER AMONG OUR SENIOR MANAGEMENT AND DIRECTORS.

        Several of our senior personnel including the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, Vice President of Finance and all but two members of the Board of Directors have recently resigned. Our former Chairman of the Board, Frederick Hazell resigned at the insistence of one of our major licensees. The remaining members of the Board of Directors are independent directors, and are not involved in our day-to-day operations. Such senior management turnover may affect our earnings, product development schedules, and relationships with our customers and licensees. There is a risk that we will continue to experience the senior management turnover and would not be able to attract and keep the experienced senior personnel necessary for our stability and development.

THE INTERNET GAMING INDUSTRY MAY BE SENSITIVE TO ECONOMIC CONDITIONS.

        The Internet gaming industry is relatively new and there is insufficient history for us to predict the impact that changes in economic conditions will have on our business. Although it is likely that a downturn in the economy will have a negative impact on our revenues, the extent of such impact is uncertain. The U.S. economy is in recession. We have suffered losses due to the cancellation of the sporting events after the terrorist attacks in the United States. If consumer confidence does not rise and the US economy does not show signs of recovery in the near future, we may lose a significant portion of our business and revenues.

WE MAY BE SUBJECT TO REGULATION OF INTERNET GAMING.

        The licensees of our software products, and our company itself, are subject to applicable laws in various jurisdictions. As companies and consumers involved in Internet gaming are located around the globe, including the end-users of our licensees, there is uncertainty regarding exactly which governments have jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming could have a material adverse effect on our business, revenues, operating results and financial condition.

        There is a risk that criminal and civil proceedings could be initiated in various jurisdictions against us or our licensees, and such proceedings could involve substantial litigation expense, penalties, fines, diversion of the attention of key executives, injunctions or other prohibitions being invoked against us or our licensees. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition. In addition, as electronic commerce develops further, it may generally be the subject of government regulation. Also, current laws that pre-date or are incompatible with Internet electronic commerce may be enforced in a manner that restricts the electronic commerce market. Any such developments could have a material adverse effect on our business, revenues, operating results and financial condition. (See Item 4. Government Licensing and Regulation and Related Risks; and Item 8. Legal Proceedings.)

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

OUR LICENSEES RELY ON CREDIT CARDS FOR A SUBSTANTIAL PORTION OF THE DEPOSITS BY THEIR CUSTOMERS.

        We derive most of our revenues from the revenues of our licensees, which are directly dependent on the amounts of funds deposited by their customers. A substantial portion of these deposits are made by credit cards. Many issuing banks of the major credit cards, Visa and MasterCard, like MBNA, Bank of America and Chase Manhattan Bank and Citibank have announced that they will decline authorization to Americans who try to use their credit cards for online gaming. Non-U.S. Banks processing the online gaming transactions can become targets of the U.S. criminal proceedings under the newly enacted Patriot Act. The jurisdiction of the United States now extends to all non-U.S. banks that have correspondent accounts in the United States. United States can freeze the non-U.S. bank's U.S. correspondent account, if that bank is processing U.S. gaming transactions or holding operating funds or the profits of an operator accepting U.S. wagers, because the U.S. Justice Department currently views all offshore gaming funds as tainted, and all offshore gaming as illegal. This creates a disincentive to the banks to process online gaming transactions and could adversely impact the revenues of our licensees.

        Additionally, many banks currently will not process transactions with the industry code for Internet gaming when the credit card is not physically presented to the merchant, due to the perceived increased risk of chargebacks. If additional issuing banks also decide not to process such transactions, this will make it more difficult for customers to deposit funds for betting. This would likely lead to lower revenues for the licensees and consequently would have a negative effect on our royalty revenues.

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

WE MUST CONTINUE TO IMPROVE AND EXPAND SKILLS OF OUR PERSONNEL TO EXPAND OUR BUSINESS OPERATIONS, BUT MAY NOT BE ABLE TO DO SO.

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

WE MAY BECOME SUBJECT TO CHANGES IN ENGLISH LAW OR POLITICAL CIRCUMSTANCES.

        In March 26, 2002 the British Government published a white paper "Safe Bet For Success-Modernizing Britain's Gambling Laws" in response to the Gambling Review Report of 2001 prepared by the Gambling Review Body. The recommendations in the white paper are generally supportive of the industry provided it takes place in a properly regulated environment. The government intends to introduce the licensing procedures for the Internet gaming operators in Britain. We are unable to predict with certainty when any resulting legislation may be enacted, and what impact it will have on our business. Therefore, there remains a risk that any future legislation could be unfavorable to our business.

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

        We are a foreign private issuer for the purposes of reporting to the SEC, and we are not required under the Securities Exchange Act of 1934 to file quarterly reports after the end of each financial quarter. We are exempt from the rules prescribing furnishing of proxies and content of annual reports and proxy statements to our shareholders. Additionally, major shareholders and insiders are not required to report their transactions with our stock. As a result it may not be possible for you to evaluate our financial performance as often as you could for a U.S. issuer. You may not become aware of trading activities of our insiders and major shareholders, and may generally be less informed in making a decision on how to vote your shares at the shareholders meetings.

UNDER ENGLISH LAW A VOTE OF THE HOLDERS OF 75% OR MORE OF OUR ISSUED AND OUTSTANDING SHARES IS REQUIRED TO APPROVE CERTAIN CORPORATE MATTERS.

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

SIGNIFICANT ADVERSE U.S. FEDERAL TAX CONSEQUENCES COULD ARISE FOR U.S. HOLDERS UNDER THE PASSIVE FOREIGN INVESTMENT COMPANY RULES

        If we are a passive foreign investment company, or PFIC, a U.S. Holder of our American Depositary Shares or ordinary shares could be subject to significant adverse U.S. federal tax consequences. Part or all of our distributions, and gain inherent in our American Depositary Shares or ordinary shares at the time of a disposition thereof, whether or not that disposition is a taxable event, could be subject to a special set of rules. In general, those rules would treat the distributions, whether or not they are dividends paid out of our earnings and profits, and the gain as realized ratably over the period the U.S. Holder held, or is treated as having held, the American Depositary Shares or ordinary shares. Income or gain allocable to prior years would be taxable at the highest effective rates in effect in those years, regardless of the rate actually applicable to the U.S. Holder, would be treated as ordinary income and could not be offset by any losses available in those years, and the foregoing amount would be subject to an interest charge as if the tax on those amounts were due in the prior years. Income or gain allocable to the year of the distribution or disposition would be treated as ordinary income. Stock in a PFIC is generally not eligible for a step-up in basis on the death of a holder.

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

        Accordingly, U.S. Holders should take into account the risk that they may be subject to the rules described in the second preceding paragraph. You are urged to read the more detailed rules regarding PFICs set forth in the discussion below under the headings "Taxation--United States Federal Income Tax Consequences--Tax Consequences for U.S. Holders--Tax consequences if we are a passive foreign investment company." In addition, you are strongly urged to consult your tax adviser regarding the risk that our American Depositary Shares and ordinary shares may be treated as stock in a PFIC, whether or not we are a PFIC, the unavailability of various elections regarding the tax treatment of stock in PFICs and the tax consequences to you under the PFIC rules with respect to an investment in our American Depositary Shares or ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY.

        HISTORY AND DEVELOPMENT

        World Gaming plc is a holding company incorporated under the laws of England and Wales, and conducts its business through its operating subsidiaries. As a result of a holding company reorganization effected in May 2001, which we describe below, we have become a successor to the business of Starnet Communications International Inc. ("Starnet"), which now functions as one of our subsidiaries. Our other subsidiaries comprise WG International Ltd., World Gaming Europe Limited, Starnet Systems International Inc., EFS USA Inc., EFS International Inc., EFS Australian Pty Ltd., Inphinity Interactive Inc., World Gaming Services Inc., EFS St. Kitts Inc., Starnet Communications Canada Inc., WorldBroadcasts.com Inc. and 602662 British Columbia Ltd. (See Item 4 "Organization Structure").

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

        Our office is located at 33 St. James Square, London, England, and the telephone number is (44) (207) 661-9332.

        OUR OPERATIONS

        We are a leading developer and provider of Internet gaming systems. Through various wholly-owned subsidiaries (see Item 4. Organizational Structure below), we develop and provide our software products, transaction system and online gaming management services to independent licensees. Our gaming systems have been designed to:

|X| offer customers a user-friendly interface, superior interactive experience and a wide selection of gaming options;

|X| provide licensees with financially attractive returns, easy site maintenance and limited administration; and

|X| protect gaming customers and licensees through our proprietary fully integrated technology.

        We invested the profits and technology from our earlier, entertainment-oriented online interactive business to build a worldwide Internet gaming business. By growing a gaming licensee network along with our own site operations, we plan to continue rapidly expanding our market share in this emerging Internet commerce industry. We offer fully integrated gaming software and systems, developed by our wholly-owned Vancouver-based subsidiary, Inphinity Interactive Inc. ("Inphinity"), along with fee-based use of our Electronic Financial Services ("EFS") Internet transaction system. Our gaming software is owned by our wholly-owned Antigua-based licensing subsidiary, Starnet Systems International, Inc. ("Starnet Systems") which licenses the software to a growing list of licensees. Starnet Systems provides a licensee with an installed turnkey gaming system. Starnet Systems receives a monthly royalty based on the licensee's net revenues in exchange for hosting the licensee's interactive casino. In addition, the licensee must obtain a gaming license from the Government of Antigua and Barbuda or another jurisdiction that licenses online gaming systems. Our first license sale closed in March 1998, and we had 32 licensees signed and operating as of December 31, 2001.

        Along with the current suite of gaming products which include over 20 C++ casino games, a variety of "instant play" Java Games and a complete live sports wagering product line, we are currently working on enhancement to our pari-mutuel betting system, which went live last year, and have plans to add multiplayer Bingo, wireless, and multi-player poker.

        We develop the new licensee's interactive casino to reflect their intended market segment. This development can reflect a particular motif (e.g. sports theme or French Riviera theme) or ethnic market (e.g., Japan, China, Indonesia, or Latin America). Our gaming systems are now available in a variety of languages including English, Portuguese, Chinese (traditional and simplified) and Japanese.

        RESTRUCTURING OF OPERATIONS

        In March 2000, our subsidiary, Starnet Canada, completed the sale of substantially all of the assets and undertakings comprising its adult entertainment division. The sale price for the assets was $2.3 million, of which $460,000 was paid on March 31, 2000 into an attorney trust account, but subsequently released to Starnet Canada on April 30, 2000, and the balance was to be paid in monthly installments through July 1, 2003. The deferred portion of the purchase price is secured by a general security agreement in favor of Starnet Canada, and a pledge of the shares of Chisel Media Inc., the purchaser. The monthly installments referred to above which were to begin July 1, 2000 have not been paid by Chisel Media Inc. and at December 31, 2001, we have reserved for the potential of not being able to collect the principal amount from the buyer. We are in negotiations with Chisel Media Inc. regarding the resolution to this dispute. From June 19 until July 17, 2002, James MacKay, the shareholder of Chisel Media, Inc. has served as our Interim CEO. Our Board intends to investigate the dispute and the underlying transaction with Chisel Media Inc., and such settlement will be scrutinized by our Board as a related party transaction. (See Also Item 7. "Related Party Transactions")

        In January 2001, we terminated the employment of 26 employees at Inphinity's development office in Vancouver, Canada, in order to reduce expenditure levels and increase operational efficiencies. The employees affected were in the areas of management, administration, operational support and production. Inphinity's core development team remained intact.

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

        In June 2002, we closed our Toronto sales office and terminated 4 employees. This was done as part of relocation of our sales and administrative functions to London.

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

        We are working on creating a fully-redundant data center in Curacao, because at present there is a risk of failure of the communication line into our operations center in Antigua.

SECURITY MEASURES.

        We offer four protective security layers of prevention, protection, and response. These components, available 24 hours a day, 7 days a week, 365 days a year consist of:

        Software. Our engines are designed to assume that all communication is from "hostile" clients so that only specific message types from a known game client are acknowledged. The software incorporates industry "de facto" security standards such as Checkpoint Firewall 1, 128 bit encryption and SSL. The 'n-tier' software architecture has been designed with security at the forefront and is monitored through 'real-time' System and Game event monitoring and logging.

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

        Fraud Detection and Legal Compliance. We ensure legal compliance and player protection through industry leading financial fraud protection software provided by Vscrub and HNC. Further, Address Verification Services (AVS), a basic fraud detection system offered by the financial industry, is incorporated into our fraud detection solution.

        While no system is 100% secure, we believe that we have the ability to identify attempts and prevent attacks such as Denial of Service and 'Invasive' hacks into game payout code or customer information. Specifically, Denial of Service Attacks can be alleviated through our network of close business partnerships with global ISP's. Using a combination of the aforementioned four layers of security i.e. Software, Fraud Detection, Hardware and Vigilance, we offer security protection that reduces the risks that would lead to prolonged periods of irregular game play and access to, and manipulation of, the game code.

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

        To tamper with the odds and payouts, a hacker would have to modify the game server or database system. Both of these systems are protected from external access. The game server can only be accessed by the gaming client. Learning the client/server protocol will not aid a hacker in gaining additional winnings from the system, since he/she would still be limited by the game server's rules and constraints. The machines that the game server processes run on are only accessible from our private network. Users cannot connect to these servers using telnet, rlogin, ssh, X windows, or any other login method. Therefore, we believe that it would be almost impossible for a hacker to tamper with game server code. The database systems are completely shut off from the Internet and can only be accessed by a limited number of applications on a closed network, such as the game servers and report generators.

        All the information provided to us is kept strictly confidential, and is used only to support the player's relationship with us and the licensee.

        PRODUCTS AND SERVICES

        Our current software product areas include casino gaming, sportsbook wagering, and pari-mutuel wagering, while multiplayer bingo, play-for-fun, and multiplayer poker are under development. During the last fiscal year, casino gaming contributed approximately 39% of gaming and licensee revenue, while sportsbook wagering accounted for the remaining 61%.

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

THE SPORTSBOOK

        The Sportsbook generates revenues based on booking bets that have fixed payouts. These payouts have a commission that provides revenue for the Sportsbook. There are varying commissions that are dependent on a variety of bet offerings. These include: pointspreads, totals, moneylines, straight wagers, parlays, teasers, futures, propositions and others. The Sportsbook's overall commission is typically between 4 to 6% of total wagering dollars.

PARTNER'S PROGRAM

        Our affiliate program provides a powerful marketing tool for our licensees by creating an advertising vehicle with no up-front costs. The affiliate program effectively transforms webmasters into a sales force for our licensees, as webmasters earn a commission on the "sales" they make. Webmasters will earn their commission based on the players that they send through their sites. The licensee pays webmaster only after the casino has generated revenues from webmaster's players.

        Additional functionality like "sliding scale" percentage payouts, detailed banner statistics, and IP/cookie tracking, is another key component of our affiliate program that promises to enhance the licensee's ability to market.

PARI-MUTUEL GAMING

        We fully launched our pari-mutuel games on July 31, 2001, and are in the process of upgrading it. In developing the proprietary, interactive pari-mutuel software, our subsidiary Inphinity again employed the cross-platform nature of Java, making it possible to play this game on all major operating systems, online, with virtually no downloading required. This interface is simplified to optimize loading times.

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

        The EFS Server also supports several reporting and management tools. These tools include:

|X| Eye-in-the-Sky reports, more than 50 management reports produced in popular Adobe Acrobat and Microsoft XML file formats;

|X| Command Center, a licensee management tool that allows full control over promotions, bonuses, payouts and other features;

|X| Customer Service Dashboard, a fully integrated set of customer service tools and reports that provide real-time information on a customer's status; and

|X| Money Manager, a management tool set that provides us and our licensees the ability to track and monitor the flow of deposits and payouts including a fully integrated security monitoring system.

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

SPORTS BETTING

        In addition to maintenance of the current turnkey Sportsbook product, Inphinity is developing new proprietary sports betting software. This sports betting software encapsulates our current Sportsbook features, provides additional Sportsbook betting options that are geographically specific and exciting new products such as pools and pari-mutuels. In addition, the new product will allow for a variety of operational flexibility for licensees. The launch, which is dependent on successful testing, is targeted for the third quarter of 2002.

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

        Our largest licensee accounts for 47% of our consolidated revenues, and the loss of this licensee would have a material adverse effect on our results of operations. This licensee has committed to use our software on its current sites for a period of at least two years.

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

        Management emphasizes that the licensees are structured operationally so that a licensee's prime responsibility, aside from the ownership of the customer data base and the casino web pages, is to market its gaming site to its respective market. Management notes that our monthly license fees, which it believes are lower than many current competitors, should make more funds available for marketing, which increases site utilization and revenues.

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

        ORGANIZATIONAL STRUCTURE

                                           ----------------
                                           WORLD GAMING PLC
                                           ----------------
                                                   |
                                                   |
                                                   |
                                         --------------------
                                         WG INTERNATIONAL LTD
                                         --------------------
                                                   |
                                                   |
                                   ---------------------------------
                                   |                               |
                                   |                               |
                        ----------------------              --------------
                        STARNET COMMUNICATIONS               WORLD GAMING
                          INTERNATIONAL, INC.               EUROPE LIMITED
                        ----------------------              --------------
                                   |
                                   |
       ---------------------------------------------------------------------------------------
       |          |         |        |            |           |         |          |         |
       |          |         |        |            |           |         |          |         |
---------------   |   ------------   |   ------------------   |   --------------   |   --------------
STARNET SYSTEMS   |                  |                        |   602662 BRITISH   |      STARNET
 INTERNATIONAL    |   EFS USA INC.   |   EFS ST. KITTS INC.   |    COLUMBIA LTD.   |   COMMUNICATIONS
      INC.        |                  |                        |                    |     CANADA INC.
---------------   |   ------------   |   ------------------   |   --------------   |   --------------
                  |                  |                        |                    |
                  |                  |                        |                    |
            -------------     -------------              -----------         -------------
                 EFS          EFS AUSTRALIA               INPHINITY          WORLD GAMING
            INTERNATIONAL        PTY LTD.                INTERACTIVE         SERVICES INC.
                 INC.                                        INC.
            -------------     -------------              -----------         -------------

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

        We believe that the activities of our subsidiaries do not violate or are not subject to such laws and regulations. However, because there is very little clear statutory and case law authority, this conclusion is not free from doubt. We face the risk of either civil or criminal proceedings brought by governmental or private litigants who disagree with our interpretation of laws and regulations. Because there is little guiding authority, there is a risk that we could lose such lawsuits or actions and be subject to significant damages or civil or criminal penalties and fines. Such proceedings could also involve substantial litigation expense, diversion of the attention of key executives, injunctions or other prohibitions being invoked against our licensees or us and our subsidiaries. The uncertainty surrounding the regulation of the Internet gaming could have a material adverse effect on our business, revenues, operating results and financial condition.

        Several countries, most notably law enforcement agencies in the United States, believe that the laws of their country restrict, and in some instances prohibit, interactive gaming operators from doing business with residents of their countries and, in some instances, prohibit or restrict residents of their respective countries from doing business with interactive gaming operators located in a foreign country, specifically the United States federal law (18 U.S.C. ss. 1084), commonly referred to as the Wire Act, a federal statute that purports to make it illegal for a betting or wagering business to use a wire communication facility to transmit bets or wagers in interstate or foreign commerce.

        In response to the events of September 11, 2001 the United States enacted the USA PATRIOT ACT, which is intended to address worldwide terrorism. However, the USA PATRIOT ACT includes provisions targeted against Internet gaming. The jurisdiction of the United States now extends to all non-U.S. banks that have correspondent accounts in the United States. This means that any such non-U.S. bank processing U.S. gaming transactions will be violating the U.S. law, regardless of the fact that they are in full compliance with the laws of their own country. Pursuant to the USA PATRIOT ACT, the United States can now obtain a pretrial restraining order freezing assets, including bank accounts, of defendants in U.S. civil actions, once process has been served on the non-U.S. party. This means that the U.S. merely has to serve papers on a non-U.S. bank, and it can freeze the non-U.S. bank's U.S. correspondent account, if that bank is processing U.S. Gaming transactions or holding operating funds or the profits of an operator accepting U.S. wagers. Thus, if allegedly tainted funds are deposited in a non-U.S. bank account of a non-U.S. bank, the United States can seize and forfeit an equal amount of funds on deposit in the non-U.S. bank's correspondent account.

        Currently, the U.S. Justice Department views all offshore gaming funds as tainted, because it believes that all offshore gaming is illegal. This creates a disincentive for non-U.S. banks to provide banking services to Internet gaming operators, and thus negatively impacting our market of potential licensees. MBNA, Bank of America and Chase Manhattan Bank and Citibank has announced that they will decline authorization to Americans who try to use their credit cards for online gaming.

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

        PROPERTY, PLANTS AND EQUIPMENT

UNITED KINGDOM

        Our corporate office and European marketing team of our subsidiary, Starnet Systems, are located at 33 St. James Square, London U.K. We intend to terminate this lease and relocate into a new office in London.

ANTIGUA

        The operations of Starnet Systems and EFS International (Antigua) are located in 6,400 square feet of commercial space at the CIBC Banking Centre, Old Parham Road, St. John's, Antigua at an annual cost of approximately $170,000 plus utilities. The last year of the term expired on November 1, 2001, and the lease has been on a month to month basis. We will be relocating our Antigua office to a new location as of August 1, 2002. The new location comprises 6,500 square feet of office space and has an approximate annual cost of $120,000 which is exclusive of utility.

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

        We are currently in the process of terminating the lease or subleasing our office space in Toronto. The lease was for a term of five years expiring September 30, 2006 and a base rent of approximately $90,000 in the first year, increasing to approximately $100,000 per year by the end of the lease. Annual operating costs were estimated at $37,000 per year.

EQUIPMENT

        During the fiscal years ended April 30, 1999, 2000 and 2001, and the eight months ended December 31, 2001 we made capital expenditures of approximately $3.2 million, $5.2 million, $1.3 million and $0.7 million, respectively. The expenditures were primarily for computer equipment and related items in order to increase our capacity to process transactions.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

        YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH "ITEM 3. SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO SET FORTH ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" APPEARING ON PAGE 1 OF THIS ANNUAL REPORT. CURRENCY AMOUNTS IN THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE SPECIFIED.

        CHANGE IN FISCAL YEAR

        On May 17, 2001, we changed our fiscal year end from April 30 to December 31.

        RESULTS OF OPERATIONS

        On May 25, 2001, pursuant to an agreement and Plan of Reorganization executed on May 17, 2001, Starnet Communications International Inc. ("Starnet") became a direct, wholly-owned subsidiary of World Gaming Plc ("World Gaming" or the "Company"), a company organized in England and Wales for the purpose of facilitating a new holding company structure.

        Starnet Systems International Inc., a subsidiary of ours incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Inphinity Interactive Inc., a wholly-owned subsidiary of ours develops gaming software and web pages. Our Internet casino, which targets only customers outside North America, is operated by our subsidiary, World Gaming Services, Inc., also incorporated and operating out of Antigua.

        The following tables set out selected consolidated information from the statements of operations for the eight months ended December 31, 2001 and 2000 (unaudited) and the years ended April 30, 2001 and 2000 and the balance sheets as at December 31, 2001 and 2000 (unaudited) and April 30, 2001:

SELECTED STATEMENT OF OPERATIONS INFORMATION

                                          EIGHT MONTHS ENDED               FOR THE YEARS ENDED
                                          ------------------               -------------------
                                     DECEMBER           DECEMBER          APRIL           APRIL
                                     31, 2001           31, 2000        30, 2001         30, 2000
                                     --------           --------        --------         --------
                                                       (UNAUDITED)
Net Sales ........................... $12,107            $14,085         $20,153         $17,881
Gross Margin ........................   9,831             10,196          14,224          12,738
Operating Expenses ..................  12,202             13,121          31,243          17,624
(Loss) From Continuing Operations ...  (2,236)            (2,715)        (16,756)         (4,462)
Net (Loss) ..........................  (2,236)            (2,715)        (16,756)         (3,255)

SELECTED BALANCE SHEET INFORMATION

                                   AT DECEMBER         AT DECEMBER      AT APRIL         AT APRIL
                                     31, 2001           31, 2000        30, 2001         30, 2000
                                     --------           --------        --------         --------
                                                       (UNAUDITED)
Working Capital ..................... $(2,426)           $12,016         $(1,253)         $6,714
Total Assets ........................  12,181             26,099          20,188          27,983
Long Term Debt ......................   1,083              2,975           2,784             979
Accumulated Deficit .................  21,363              5,093         (19,127)         (2,371)
Total Shareholders' Equity ..........   1,686             16,577           2,211          19,376

        Revenues from all components of the gaming business, which include licensing, casino operations and financial transaction processing, decreased 14 percent or $1,978 to $12,107 for the eight months ended December 31, 2001 when compared to $14,085 for the same period last year.

        The revenue decrease is primarily due to a 43 per cent decrease in revenue derived from financial transaction processing for licensees to $1,610 as an increasing number of licensees assumed their own merchant processing responsibilities. Licensing revenue decreased 73 per cent to $425 primarily because we are no longer selling gaming licenses.

        Despite the decrease in total revenue, royalty revenue for the eight months ended December 31, 2001, climbed 4 per cent to $10,072 compared to the same period last year. The growth in royalty revenue was as a result of a 27 per cent increase in the revenue of our licensees' business. The growth was dwarfed partially as a result of the terrorist attacks on September 11, 2001 as this resulted in the cancellation of major sporting events and thus eliminated betting and wagering opportunities. For the period, the growth in sports betting activity contributed significantly to the growth in our royalty revenue.

        During the eight months ended December 31, 2001, we completed software for 3 new licensees but cancelled or lost 6 licensees as a result of some smaller, low revenue licensees merging with larger licensees, resulting in a net decrease of 3 for a total of 32 active licensees as of December 31, 2001. Royalty revenue from one of the operating licensees represented approximately 47 per cent of our total sales for the eight months ended December 31, 2001 compared to 31 per cent for the year ended April 30, 2001.

        The gross margin increased significantly to 81.2 per cent for the eight month ended December 31, 2001 from 72.4 per cent when compared to the same period last year reflecting a more profitable revenue mix. The reduction of revenues from transaction processing and reselling of gaming licenses played a role in improving our gross margins as these revenue sources have historically been low margin revenue.
        As a result of our continuing effort to reduce operating costs, expenses decreased by 7 per cent to $12,202 during the eight months ended December 31, 2001 compared to $13,121 for the same period last year. The decrease was primarily due to the following :

o A reduction in sales and marketing expense resulting from the cancellation of our marketing consulting arrangement with Wiremix Media, Inc during the year ended April 30, 2001. This was offset by the deployment of our direct sales force during the eight months ended December 31, 2000.

o A reduction in our operations expenses as we began to realize savings from the rationalization of this department during the early part of 2001. These savings were partially offset by redomiciling costs of $438 expensed during the fourth quarter. The loss from continuing operations for the eight months ended December 31, 2001 was $2,236 compared to $2,715 for the same period last year. Bad debts charges accounted for the increased losses in the comparable period.

        LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 2001, we had $2,206 in cash and cash equivalents down from $4,518 at April 30, 2001. The decrease in the period resulted from the use of cash in operations net of the use of previously restricted funds to settle legal matters related to the restrictions. Cash was also used to purchase new capital equipment of $653 and repay capital leases of $286.

        Working capital at December 31, 2001 decreased to $ (2,426) from $ (1,253) at April 30, 2001. Included in working capital is $1,200 related to the anticipated settlement of the class action lawsuit. This is calculated as the value of shares expected to be issued for settlement of the suit and no cash is anticipated to be paid to cover this matter.

        We also had reserves held by credit card processors totaling $2,532 which includes $72 relating to discontinued business. A majority of the funds are held as rolling reserves and are typically released to us after six months. Accounts receivable increased significantly from $1,476 at April 30, 2001 to $2,591 at December 31, 2001. The increase is primarily due to increased royalties and fees due from licensees who manage their own financial transaction processing. Accounts receivable is comprised of royalty and transaction fees due from operating licensees that have their own merchant accounts and from new licensees that were offered an installment payment plan on the initial licensing fees. Royalty and transaction fees due from operating licensees are usually collected prior to the end of the following month. Licensing fees are usually collected in full prior to recognition of the revenue. At December 31, 2001, accounts receivable consisted primarily of royalty and transaction fees due from operating licensees.

        Prepaid expenses and deposits decreased by $138 to $438 at December 31, 2001 compared to $576 at April 30, 2001. Deferred gaming license costs at December 31, 2001 were fully amortized. The decrease is the net effect of prepayments made to the Antiguan Government for the purchase of additional casino licenses, less the portion allocated to cost of sales during the period. The casino licenses are held for sale to prospective licensees. There were no casino licenses available for sale by us during the eight months ended December 31, 2001. Deferred revenue which relates to amounts collected from new licensees not yet live at the end of the month, increased $110 to $260 at December 31, 2001 from $150 at April 30, 2001. At December 31, 2001, there were a number of new licensees waiting to go live on our system from whom deposits were previously collected.

        Net cash generated from investing activities for the eight months ended December 31, 2001 was $3,272 compared to $835 for the year ended April 30, 2001. The increase from investing activities was primarily due to the release of funds held by the Canadian authorities as discussed above. We did not make any significant capital purchases during the eight months ended December 31, 2001 as a result of capital purchases in the prior period, consisting of computer equipment for use in operations to support IT infrastructure and hosting applications.

        Net cash provided by financing activities for the eight months ended December 31, 2001 was $39 compared to $1,560 in the year ended April 30, 2001. Also a majority of the cash generated in the prior period from financing activities was generated from a note payable. The note payable was converted to equity on May 17, 2001 (See Note 11 included in the notes to the audited financial statements).

        We are currently in arrears on payments to two of our equipment suppliers. Please see discussion in Item 13 in Part II of this report.

        On August 1, 2002 we entered into a loan agreement with Sportingbet PLC pursuant to which Sportingbet will loan us up to a maximum principal amount of $1,500,000. The loan bears interest at a rate of 2% above LIBOR. We will repay the loan from the funds that Sportingbet is obligated to pay to Starnet under the terms of the license agreement. (See. Item 10. Material Contracts). We have historically funded our growth through cash flow from our operations and sales of assets. We expect to fund our future capital needs through operations, security offerings, and borrowings. There is no guaranty that such funds will be raised. Our independent auditors have noted that we have accumulated significant losses, have negative working capital and a deficit in stockholders' equity, all of which our independent auditors believe raise substantial doubt about our ability to continue as a going concern.

        COMMITMENTS

        On September 16, 1999, Las Vegas Casino Inc. ("LVC") commenced an action against Starnet, a number of its subsidiaries and various employees of Starnet and its subsidiaries. LVC, a former software licensee of Starnet Systems, alleges a $1 billion loss arising from alleged misappropriation of funds, and breach and wrongful termination of its software license agreement. Starnet Systems terminated the software license agreement with LVC on July 22, 1999 as a result of LVC's failure to pay over $200,000 in fees owed to Starnet Systems. On July 12, 2000, Starnet Systems was granted a stay of the lawsuit as against it only, with the result that LVC's claim and Starnet Systems' claim for unpaid fees will proceed to arbitration. We believe that LVC's allegations are without merit and we intend to defend LVC's lawsuit and to contest arbitration proceedings vigorously. As this matter is at a preliminary stage, its financial impact, if any, cannot be determined at this time, although we are of the opinion that it will not result in any significant losses to us.(See Item 8 Legal Proceedings).

        Between October 15, 1999 and December 9, 1999, ten class action claims were commenced in the United States against Starnet and some of its directors and officers. The class action lawsuits allege that material misrepresentations regarding the nature and inherent risks of Starnet's business were knowingly made in filings to the United States Securities and Exchange Commission, press releases and other public statements. The amount of the damages claimed is unspecified. These actions have now been consolidated in a single proceeding. On June 20, 2001, Starnet entered into a memorandum of understanding with the plaintiffs for the settlement of the litigation, which is still subject to the court's approval. The amount of the settlement and related costs totaling $1,200,000 were included in the current year financial statements for the eight months ended December, 2001. (See Item 8 Legal Proceedings).

        RESEARCH AND PRODUCT DEVELOPMENT

        New product development will be our primary focus for the current fiscal year. As the traditional casino gaming market and the interactive online gaming market begin to converge, new games that redefine the online gaming market will emerge. We hope to lead this convergence by redefining the online gaming experience. We plan to focus on a variety of different types, styles and themes of games, focusing on different demographic and niche markets in order to penetrate a larger user base. Different revenue models may also be explored, as we consider developing games of skill as well as the traditional games of chance. Research and development expenses reported for the eight months ended December 31, 2001 were $2.3 million compared to $3.6 million and $2.3 million for the years ended April 30, 2001 and 2000 respectively.

        TREND INFORMATION

        We have not identified any changes in trends in our operations since the end of the financial period ended December 31, 2001. The postponement of sporting events in North America immediately following the terrorist attacks in New York and Virginia, USA, on September 11, 2001 had a short-term effect on our revenues. However, upon resumption of these events, our revenues have returned to expected levels. We are uncertain as to what effect the continued military action may have on our operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

        DIRECTORS AND SENIOR MANAGEMENT

        The names, positions and ages of our directors and senior management as of August 20, 2002 are as follows:

   NAME               AGE                    POSITION                        DATE APPOINTED
-----------------     ---   ---------------------------------------------    -----------------
David Craven           36   CEO                                              July 15, 2002
Mark Thompson          33   Vice President of Finance                        November 1, 2001
Clare Roberts          53   Director                                         October 18, 2000
Nicholas Jackson       59   Director                                         October 18, 2000
Liam Gillen            48   Managing Director, Antigua Operations            November 27, 2000
David Fleming          44   Managing Director, Inphinity Interactive,Inc.    January 1, 2002
Jason Bolduc           26   Vice President, IT                               October 15, 2001

        Currently we are in transition to the new management. Several members of our Board of Directors have resigned since January, 2002, among them Mr. Fred Hazell, Mr. Wolf Bergelt and Mr. Jason Bolduc, who remains employed as Vice President of IT. At present our Board consists of two independent directors
Mr. Nicholas Jackson and Mr. Clare Roberts. Michael Aymong, our former President and CEO resigned on June 19, 2002 and Rodney Davis, our former CFO resigned on June 20, 2002. Mark Thompson, our Vice President of Finance has provided his resignation, effective as of September 15, 2002. From June 19, 2002 to July 17, 2002 James MacKay has served as our Interim CEO and Director. Mr. MacKay resigned from both positions on July 17, 2002. David Craven started in his new position as our CEO on July 15, 2002.

        BACKGROUND INFORMATION CONCERNING DIRECTORS

CLARE KAMAU ROBERTS, DIRECTOR

        Mr. Roberts has served as our director since October 18, 2000. He has also served as a director of our subsidiary, Starnet, since May of 1999. He is a member of our Compensation Committee. Mr. Roberts is a former Attorney General & Minister of Justice and Legal Affairs of Antigua and Barbuda from 1994 to 1997. Mr. Roberts has been founder and principal at Roberts & Company, Attorneys at Law, since 1986. He served as a consultant to the government of Antigua from 1986 to 1990 and preceding that, served as Solicitor General for Antigua and Barbuda as well as Parliamentary Counsel. He is a founding member and director of the National Development Foundation of Antigua and Barbuda and Vice President of the Antigua offshore Association. He is presently a director and chairman of ACB Mortgage and Trust Company Limited, a wholly owned subsidiary of Antigua Commercial Bank, the leading bank in Antigua. He has served as a consultant to various government agencies throughout the Caribbean region and has led many seminars and workshops. Mr. Roberts received a BA and L.L.B. from the University of West Indies, a Legal Education Certificate from the Caribbean Council of Legal Education, a Diploma in Legislative Drafting from the University of Ottawa in Canada and attended Harvard University for a program of instruction for lawyers in 1995 and 1996.

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

        BACKGROUND INFORMATION CONCERNING SENIOR MANAGEMENT AND CERTAIN KEY EMPLOYEES

DAVID CRAVEN, CHIEF EXECUTIVE OFFICER

        Mr. Carven became our Chief Executive Officer on July 15, 2002. He was the founder and Chief Executive Officer of 24dogs, an Internet and Digital TV greyhound racing business owned by global gaming giant Wembley Plc. 24dogs, valued by Merrill Lynch at (pound)125 million, acquired 22,000 customers betting (pound)11million in turnover in its first year. Mr. Carven began his professional life as a newspaper journalist. After a three year's basic training at an evening newspaper, he became Editor of The Glaswegian which was Awarded Scottish Local Newspaper of the Year 1993, 1994 and 1995. He was also Editor - Daily Record and Sunday Mail International before launching the UK's first tabloid Internet newspaper The Daily Record and Sunday Mail in 1994. He was one of the pioneers of commercial Internet publishing and launched Europe Online, followed by LineOne a consumer Internet service from News International and BT and then NetChannel, the UK's first TV set top box Internet service. He then became a founding member of European start-up Chello Broadband where he developed and launched the first Pan-European broadband Internet service. He then defined and deployed Interactive TV Services including a betting channel for Chello Broadband parent UPC. Besides gaining significant management experience in start-up businesses, Mr. Craven has wide-ranging gaming and gambling experience. He has advised various sporting bodies on rights exploitation through gaming. He developed an Interactive Gaming JV with Sony (Who Wants to be a Millionaire, Wheel of Fortune etc.) and at Chello Broadband - developed a betting channel. He was also involved in sponsorship commercial negotiations with Arrows/TWR and UPC. Mr. Craven has a Diploma In Journalism (Westminster Press) and a Master of Arts, (University of Glasgow).

MARK A. THOMPSON, VICE PRESIDENT OF FINANCE

        Mr. Thompson has served as our Vice President of Finance since November 2001. He has tendered his resignation effective as of September 15, 2002. Mr. Thompson has a background in the areas of accounting, finance, acquisitions, divestitures and financing. Most recently, he held the position of Director of Finance at MGI Software Corporation, a leading global provider of visual media software and infrastructure solutions distributed in over 40 countries. At MGI, Mr. Thompson managed staff of 9 accounting and 2 information systems employees. Prior to joining MGI, Mr. Thompson was a Manager at KPMG Corporate Finance Inc. and senior accountant at KPMG LLP. Mr. Thompson is a Chartered Accountant. He received his bachelor of commerce degree from University of Toronto in 1990.

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

DAVID FLEMING, MANAGING DIRECTOR, INPHINITY INTERACTIVE INC.

        David Fleming, Managing Director, Inphinity Interactive Inc. Mr. Fleming has served as Managing Director of Inphinity since January 1, 2002. He initially commenced his employment with us as Vice President of Product Development on September 10, 2001. Mr. Fleming brings more than 12 years experience in Information Technology to the World Gaming group of companies. Prior to joining

Inphinity Interactive, Mr. Fleming was CTO and a founding partner in IronLion Management Inc., a wireless incubation company during 2001. He was also CTO for White Picket Defense Inc., a wireless security company, from May 1999 to December 2000 where he worked with such clients as CDS, mBanx, KPMG, CIBC, CEBRA, 724 Solutions and Internet Secure. Mr. Fleming has also built the very successful e-Commerce Inc., Canada's first Internet and e-commerce company and held a management team position in LGS Groupe's e-commerce division. Mr. Fleming was a member of Centennial College E-Commerce Steering Committee and is a regular public speaker.

JASON JOSEPH BOLDUC, VICE PRESIDENT OF INFORMATION TECHNOLOGY

        Mr. Bolduc is our Vice President of Information Technology. He has served as our Vice President of Information Technology since October 15, 2001. He has served as a director of Starnet, and then of World Gaming since January 27, 1997 until his resignation in March of 2002. Having served previously as President and Technical Director for Starnet since 1995, Mr. Bolduc has extensive experience in the information technology industry. He was a technical director and a network administrator at Cyberstore Systems, Inc. from 1994 to 1995. From 1993 to 1994 Mr. Bolduc was an owner and a President of GlobalImage Services, Inc. Between 1990 and 1993 he was a partner and served as a technical director of Compuwiz Computers Inc. Mr. Bolduc is currently attending Athabasca University.

        COMPENSATION

        We have entered into agreements with our independent directors which provide that each independent director receives a fee of $12,000 per year plus $1,000 per day for attending our Board of Directors meetings as it relates to the year ended December 31, 2001. Directors who are employees receive no cash compensation for serving on our Board of Directors. Directors who resigned during the year were paid pro rata up to when they ceased performing duties for us. All directors are reimbursed for their reasonable expenses incurred to attend meetings of the Board of Directors. We anticipate that our Board of Directors will hold regularly scheduled meetings at least quarterly.

COMPENSATION OF OUR SENIOR MANAGEMENT

        The following table sets forth all compensation, in U.S. dollars, we paid to our senior management and directors including stock options grants during the eight months ended December 31, 2001. All of the options listed in the table below represent options to purchase our ordinary shares or ADSs. Options granted to our directors will vest and become exercisable as to 25% of the original number of option shares on the date of grant and a further 25% upon the expiration of each of the following three periods of three months. All new options granted to our employees and officers will normally vest over a three-year period from the date of the grant. Any options that were granted in exchange for the former Starnet's options normally vest over a two-year period. Please see "Item 10. Material Contracts" for a description of employment agreements with of our senior management.

                                                                        OPTION GRANTS/
                                                     COMPENSATION       VESTED OPTIONS
          NAME AND PRINCIPAL POSITION                     ($)         AS OF MAY 31, 2002
          ---------------------------                ------------     ------------------
David Craven, CEO (1) ...............................   276,064
James MacKay, former Interim President and CEO(2) ...         -                100,000/0
Mark Thompson,  Vice President of Finance (3)........    38,269           110,000/76,667
Liam Gillen, Managing Director - Operations (4) .....    93,333           165,000/50,000
Clare Roberts, Director (5) .........................    37,000          350,000/350,000
Nicholas Jackson, Director (6) ......................    93,333          352,459/352,459
David Fleming, Managing Director, Inphinity
Interactive (7) .....................................    19,432                100,000/0
Michael Aymong, former  President & CEO (8) .........   321,480      2,940,000/2,049,085
Rodney Davis, former COO, CFO (9) ...................    62,020           300,000/50,000
Frederick Hazell, former Chairman of the
Board, (10) .........................................    26,500          370,928/370,928
Wolf Bergelt, former Director & former
Consultant (11) .....................................    79,800          426,967/426,967
Winston Brown, former Chief Operating Officer (12) ..    25,000          200,000/200,000
Meldon Ellis, former Consultant (13) ................   105,000          377,623/377,623
Jason King, former CEO Inphinity (14) ...............    67,653          195,000/195,000
Eugene Nizker, former Chief Technical Officer,
Inphinity Interactive (15) ..........................    65,800          135,000/135,000
Jason Bolduc, former Director & V.P. I.T. and
ASP Hosting (16) ....................................    34,666          100,000/100,000
Brownell Combs II, former Director (17) .............    38,000          309,016/309,016
Mathew Stasior, former Director (18) ................    22,000          309,016/309,016
Chris Thompson, former V.P. Finance (19) ............    71,500          100,000/100,000
David Pasieka , former COO (20) .....................    88,688        1,022,000/412,741
R. Michael Steele, VP Strategy & Corporate
Communications, former Managing Director,
Inphinity Interactive Inc.(21) ......................    43,290           175,000/58,334

(1) David Craven became our CEO on July 15, 2002. His terms of employment and compensation, except for an annual salary of $276,064, have not been determined yet.

(2) James MacKay became our Interim CEO upon the resignation of Michael Aymong on June 19, 2002. He resigned on July 17, 2002. He had a Consulting Agreement with us entered into on May 1, 2002 for a period of one year, pursuant to which he was to provide advisory services. His compensation is $16,667 per month. He was granted 100,000 options vesting on a monthly basis of 8,334 shares per month. The first 8,334 shares vest on June 30, 2002. The Consulting Agreement was terminated as of August 17, 2002. Upon termination, he will be entitled to receive his fees for the services rendered through the date of termination plus fees for 12 months or the fees through the remaining term of the contract, which ever amount is less.

(3) Mark Thompson's consulting arrangement with us began on August 7, 2001, he is currently serving as Vice President of Finance. His annual consulting fee is $100,000. He has resigned from our company effective as of September 15, 2002. Pursuant to his consulting agreement, he has been granted options of 110,000 of which 30,000 have an exercise price of $1.47 and 80,000 at $0.47. At May 31, 2002, 76,667 of his option grant have been vested with the remainder to be fully vested by November 1, 2002. 30,000 vested options at $1.47; and, 46,667 vested options at $0.47. As part of his severance package, Mr. Thompson will receive six months compensation payable in 12 semi-monthly installments and accrued vacation pay for 22 days.

(4) Liam Gillen's employment began November 27, 2000. Stock options: 50,000 vested at an exercise price of $.75; 115,000 vest in three years at an exercise price of $1.18. (See Item 10. Material Contracts).

(5) Clare Roberts was paid director's fees and granted options, of which 100,000 are exercisable at $2.13; 50,000 at $1.44; and 200,000 at $0.31.

(6) Nicholas Jackson serves as a director. He was paid director's fees and granted stock options, of which 102, 459 are exercisable at $2.13, 50,000 at $1.44, and 200,000 at $0.31.

(7) David Fleming's employment began September 10, 2001 and has an annual salary of $96,000. He has been granted options of 100,000 which have an exercise price of $0.88. (See Item 10. Material Contracts).

(8) Michael Aymong's employment with Starnet began April 9, 2001. He resigned on June 19, 2002. Payments due to him under his contract for housing and car allowances have not been paid as a house and car in Antigua have been provided to him. Options: 1,200,000 have an exercise price of $0.31, subject to 6 month hold requirement upon exercise; 1,200,000 vest over 22 months (54,545 each month) with the exercise prices as follows: first 200,000 at $1.25, second 200,000 at $2.25, third 200,000 at $4.25, fourth 200,000 at
    $4.25, fifth 200,000 at $6.25, sixth 200,000 at $8.25. 400,000 options vest on April 30, 2003, and are exercisable at the closing market price on March 31, 2003. Pursuant to antidilution provisions of Mr. Aymong's employment agreement, he was granted 140,000 options in connection with the issuance of ordinary shares to AIM Investments Ltd., these options have vested and are exercisable at the closing market price on May 25, 2001 per share. At May 31, 2002, 2,049,085 options had vested: 1,200,000 vested at $0.31, 200,000 at $0.78, 200,000 at $1.25, 200,000 at $2.25, 109,085 at $4.25, and 140,000
    (Aim Options) at $0.75. Pursuant to his proposed severance agreement Mr. Aymong will receive his salary through June 30, 2002. He will also receive $175,000 bonus owed to him, 50% of which will be payable upon receiving the $1.5 million funding, and the remainder bi-monthly over the next three months. His severance agreement is still subject to the Board's approval.

(9) Rodney Davis' employment with us began on July 7, 2001. He resigned on June 20, 2002. His options will continue to vest until November 21, 2002. 100,000 vested options at $1.34; 25,000 vested options at $2.25; 50,000 vested options at $0.45; $25,000 vested options at $0.90; 25,000 vested options at $0.60. As part of his proposed severance package Mr. Davis will receive six moth salary payable in 12 equal semi-monthly installments; accrued 50% bonus for January to May 2002; severance 50% bonus for the period June-November, 2002 and accrued vacation pay for 16 days. His total severance package is $191,598. His severance package is still subject to the Board's approval.

(10) Frederick Hazell resigned as chairman and a director on March 19, 2002. His options are vested and 110,298 are exercisable at $2.13, 200,000 at $0.31; and 60,000 at $0.31.

(11) Wolf Bergelt served as a consultant pursuant to a consulting agreement with us, which was terminated on August 31, 2001. The termination agreement provided for a payment of $84,000 payable through June 30, 2002. He resigned from the Board of Directors on May 24, 2002. During the fiscal year ended April 30, 2001 he was paid for his consulting services and for his services as the director. 70,000 options are exercisable at $1.44 per share. 106,967 options are exercisable at $2.13 per share, 50,000 at $0.62, and 200,000 options vested exercisable at 0.31 per share.

(12) Winston Brown was an employee from July 1, 2000 to December 31, 2000. His stock options are vested and exercisable at $3.03 per share.

(13) Meldon Ellis ceased office of President and CEO on September 15, 2000 but continued a contractual relationship as a consultant with us through September 30, 2001. All of his options are vested; 10,000 are exercisable at $8.72, 50,000 at $3.06, 300,000 at $3.03 and 17,623 at 2.13.

(14) Jason King's duties as President and CEO of Inphinity Interactive ceased on January 4, 2001 but he continued receiving his salary under the terms of severance through December 31, 2001. 45,000 of his options are exercisable at $1.44, and 150,000 at $3.03.

(15) Eugene Nizker's options became vested upon the termination of his employment. 20,000 of his options are exercisable at $12.50, 50,000 at $3.06, and 65,000 at $3.03.

(16) Jason Bolduc resigned as a director on March 27, 2002 . He is still employed as Vice President of IT and Application Hosting commencing on October 15, 2001. He was originally granted 300,000 options of which 100,000 are vested and are exercisable at $2.12. and 200,000 at $0.31. Mr. Bolduc gave up 200,000 of his options when he resigned from the Board.

(17) Brownell Combs resigned as a director on October 2, 2001. He was paid director's fees and granted stock options. His stock options are vested, and 109,016 are exercisable at $2.13, and 200,000 at $0.31.

(18) Matthew Stasior resigned as a director on October 2, 2001. He was paid director's fees and granted stock options. His stock options are vested, and 109,016 are exercisable at $2.13, and 200,000 at $0.31.

(19) Christopher Thompson served as our Vice President, Finance until July 31, 2001; his 100,000 stock options are vested and exercisable at $3.03. Recently Mr. Thompson filed a lawsuit against us described elsewhere in this report. (See Item 8. Legal Proceedings).

(20) David Pasieka's employment with Starnet began May 2, 2001. Effective December 31, 2001, Mr. Pasieka resigned from his position as chief operating officer. He was granted 1,022,000 stock options of which 466,481 were cancelled upon his resignation. The remaining 555,519 stock options are exercisable at $0.69. Under his severance agreement Mr. Pasieka received $154,667 or 8 months salary as severance.

(21)R. Michael Steele's employment began on April 12, 2001 and had an annual salary of $64,000. Effective January 1, 2002, he assumed the position of VP of Strategy and Corporate Communications. He resigned effective June 15, 2002. His options have an exercise price of $0.75 per share.

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

        COMMITTEES OF THE BOARD OF DIRECTORS

        Our Board of Directors has appointed an Audit Committee, a Compensation Committee and a Strategic Planning Committee.

AUDIT COMMITTEE

        The Audit Committee has the authority to recommend to our Board of Directors independent public accountants to be nominated for shareholder ratification to audit our books, records and financial statements and to review our systems of accounting (including systems of internal control). During the eight months ended December 31, 2001 Mr. Brownell Combs served as Chairman of the Audit Committee. He resigned from the Board in July 2001. Mr. Bergelt, the other member of our Audit committee resigned from the Board May 24, 2002. The Board has not appointed new members of the Audit Committee, and will do so when the vacancies on the Board are filled.

COMPENSATION COMMITTEE

        The Compensation Committee is responsible for administering the operation of the 2001 Plan and for recommending to our Board of Directors compensation plans and arrangements, including awards of any stock options, with respect to our executive officers, directors, and key personnel. The current members of the Compensation Committee are Nicholas Jackson, Chairman and Clare Roberts.

STRATEGIC PLANNING COMMITTEE

        The Strategic Planning Committee is responsible for recommending to the Board of Directors the long term strategic direction which we should pursue. Matthew Stasior was Chairman of the Strategic Planning Committee until his resignation as director in October 2001. The positions on the Strategic Planning Committee are currently vacant.

        EMPLOYEES

        The number of employees by location as of June 26, 2002 and at the end of each of the fiscal years set forth below is as follows:

                 JUNE 26,       DECEMBER 31,    APRIL 30,   APRIL 30,  APRIL 30,
                   2002            2001            2001        2000        1999
                   ----            ----            ----        ----        ----
Antigua              56              69              79          64           -
Canada               34              60              54         114         163
London               12               6               -           -           -
                    ---             ---             ---         ---         ---
US                    2               -               -           -           -
                    ===             ===             ===         ===         ===
Total               103             135             133         178         163
                    ===             ===             ===         ===         ===

        The London office is our corporate office and it is also a marketing office for our software and licensing activities based in Antigua. Development and administrative functions are in Vancouver, Canada. In June 2002 our Toronto office was closed and 4 employees from that office were terminated. The total number of our employees as of June 26, 2002 is 103.

        Our employees are not represented by a union or other collective bargaining organization and we have never experienced a work stoppage. We believe that our employee relations are good.

        SHARE OWNERSHIP OF SENIOR MANAGEMENT

        The table below sets forth certain information concerning the share ownership of our directors and senior management as of June 26, 2002.

                                    NUMBER OF
                                     ORDINARY                                       PERCENTAGE
                                    SHARES OR                                           OF
                                      (ADSS)                                         ORDINARY
                       NUMBER OF    WHICH MAY      RANGE OF                         SHARES OR
                       ORDINARY    BE ACQUIRED     EXERCISE         RANGE OF           ADSS
                       SHARES OR   UNDER SHARE     PRICES OF    EXPIRATION DATES   BENEFICIALLY
   NAME               ADSS OWNED   OPTION PLAN    OPTIONS($)       OF OPTIONS       OWNED (1)
   ----               ----------   -----------    ----------       ----------       ---------
David Craven                  -             -              -                -              -
Mark Thompson                 0       110,000     .47 - 1.47     8/06 - 11/06             0%
David Fleming                 0       100,000            .88             9/06             0%
Liam Gillen              30,000       165,000     .75 - 1.18            11/05          .088%
Nicholas Jackson              0       352,459     .31 - 2.13      4/04 - 4/06             0%
Clare Roberts                 0       350,000     .31 - 2.13      1/04 - 4/06             0%

---------------

(1) The information in this table is based on our records, information provided to us by our directors and executive officers and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. This information is based on 34,193,181 ordinary shares issued and outstanding as of June 26, 2002.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

        MAJOR SHAREHOLDERS

        The following table contains information regarding the beneficial ownership of our ordinary shares, including our American Depositary Shares, as of June 26, 2002, for all shareholders known by us to beneficially own 5% or more of our ordinary shares.

                                            NUMBER OF           PERCENTAGE OF
                                         ORDINARY SHARES    OUTSTANDING ORDINARY
                                             OR ADSS           SHARES OR ADSS
NAME OF BENEFICIAL OWNER                BENEFICIALLY OWNED   BENEFICIALLY OWNED
------------------------                ------------------   ------------------
AIM Investments Ltd.                       2,000,000 (1)               5.8%

(1) The information in this table is based on our records, information provided to us by our directors and executive officers and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. This information is based on 34,193,181 ordinary shares issued and outstanding as of August 20, 2002.

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

SECURITIES AND RECORD HOLDERS IN THE UNITED STATES

        As of August 22, 2002, 31,946,307 American Depositary Shares were held in the name of CEDE & Co., which is not obligated to disclose publicly the residence of the beneficial owners of those shares. We know that, excluding CEDE & Co. shares, approximately 6.2% of our ordinary shares were held by 142 U.S. record holders.

CHANGE OF CONTROL

        We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of our company.

        RELATED PARTY TRANSACTIONS

SIMPSON BAY LTD. AND AIM INVESTMENTS LTD

        AIM Investments Ltd, an affiliate of Simpson Bay Ltd., is a 5.8% shareholder of World Gaming holding 2,000,000 ADSs. It became a shareholder when Starnet issued 2,000,000 common shares to AIM Investments Ltd. as repayment in full of a June 2000 loan of $1,500,000 extended to Starnet by Simpson Bay Ltd. The Starnet shares owned by AIM were exchanged for our ADSs in the course of the holding company reorganization. Additionally, Simpson Bay Ltd. is one of our significant licensees. (See Item 10. Material Contracts).

SETTLEMENT OF DISPUTE WITH CHISEL INC.

        In March 2000, our subsidiary, Starnet Canada, sold substantially all of the assets and undertakings comprising its adult entertainment division to Chisel Media Inc. The sale price for the assets was $2.3 million, of which $460,000 was paid on March 31, 2000 into an attorney trust account, but subsequently was released to Starnet Canada on April 30, 2000, and the balance was to be paid in monthly installments through July 1, 2003. The deferred portion of the purchase price is secured by a general security agreement in favor of Starnet Canada, and a pledge of the shares of Chisel Media Inc. The monthly installments referred to above which were to begin July 1, 2000 have not been paid by Chisel Media Inc. and at December 31, 2001, we have reserved for the potential of not being able to collect the principal amount from the buyer. Our independent directors are currently investigating the situation around the Chisel Media, Inc. purchase and will continue to negotiate a settlement with Chisel Media, Inc. From June 19, 2002 until July 17, 2002, James MacKay, the shareholder of Chisel Media Inc., has served as our interim CEO and a director, therefore any settlement will be scrutinized by the Board as a related party transaction, and will be subject to the Board's approval as such.

LOAN AGREEMENT WITH SPORTINGBET PLC.

        On August 1, 2002 we entered into a loan agreement with Sportingbet, PLC one of our licensees. Sportingbet will loan us up US $1,500,000, which will be repaid by deducting $225,000 per month from November 2002 to March 2003 and $62,500 per month from April 2003 to September 2003 from the amounts due to us from Sportingbet under the license. Sportingbet has security interest in our software and will have the right to access and use the software and the secure site where the hardware is located in the event of our default.

ITEM 8.  FINANCIAL INFORMATION.

        CONSOLIDATED FINANCIAL STATEMENTS

        Our consolidated financial statements for the eight months ended December 31, 2001 and for the years ended April 30, 2001 and 2000 set forth in this report following Part III, are included herein at Item 17 of the annual report.

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

        Starnet plead guilty to this charge. In response to a joint submission by the Crown and Starnet, a Provincial Court in Vancouver imposed a fine of $100,000 CDN, together with a statutory victim surcharge of $15,000 CDN. In addition, an order was entered providing for the forfeiture of $3,925,000 CDN out of restrained funds held by the RCMP in connection with the investigation. No individuals have been charged. The balance of the funds, approximately $3,620,000 CDN was returned to Starnet and Starnet Systems.

        The investigation is now concluded, and during the hearing before the Court, the Crown agreed that there was no legal complaint with regard to Starnet's operations since August, 1999 and as of the date of the plea.

CANADA CUSTOMS AND REVENUE AGENCY ("CCRA").

        CCRA is in the process of auditing our subsidiary, Starnet Communications International, Inc. We have provided the auditors with all relevant information, and are cooperating with the agency. At present the CCRA is reviewing that information. We believe that the audit will not result in any negative findings or financial penalties for the company.

LAS VEGAS CASINO INC. LAWSUIT

        On September 16, 1999, Las Vegas Casino Inc. ("LVC") commenced an action against Starnet, a number of its subsidiaries and various employees of Starnet and its subsidiaries. LVC, a former software licensee of Starnet Systems, alleges a $1 billion loss arising from alleged misappropriation of funds, and breach and wrongful termination of its software license agreement. Starnet Systems terminated the software license agreement with LVC on July 22, 1999 as a result of LVC's failure to pay over $200,000 in fees owed to Starnet Systems. On July 12, 2000, Starnet Systems was granted a stay of the lawsuit as against it only, with the result that LVC's claim and Starnet Systems' claim for unpaid fees will proceed to arbitration. On May 13-16, 2002 the plaintiff failed to appear for examinations for discovery as ordered by the court, and we now intend to file a motion to strike LVC's claim. We believe that LVC's allegations are without merit and we intend to defend LVC's lawsuit and to contest arbitration proceedings vigorously. As this matter is at a preliminary stage, its financial impact, if any, cannot be determined at this time, although we are of the opinion that it will not result in any significant losses to us.

U.S. DELAWARE CLASS ACTION CLAIMS

        Starnet and certain officers and directors were named as defendants in ten class action lawsuits filed in 1999. The class alleged in the class action claims consists of all persons who purchased Starnet's common stock from March 11, 1999 to August 20, 1999 inclusive, excluding the defendants and persons connected with Starnet. The basis for all of the class action claims is similar; the plaintiffs generally allege that Starnet:

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

        On March 7, 2000, the United States District Court for the District of Delaware ordered that these ten actions be consolidated under the heading In Re Starnet Communications International Inc. Securities Litigation, C.A. No. 99-681
(SLR). On June 7, 2000, plaintiffs filed an Amended Consolidated Class Action Complaint (the "Amended Complaint"), which supercedes all prior complaints in all of the actions.

On June 20, 2001, Starnet entered into a memorandum of understanding with the plaintiffs for the settlement of the litigation, which is still subject to the court's approval. The amount of the settlement and related costs totaling $1,200,000 were included in the current year financial statements for the eight months ended December 31, 2001. The settlement was approved by our Board. All of the members of plaintiff's class were notified of the settlement, and the plaintiffs' counsel moved to have the settlement approved by the court. Presently, we expect that a court hearing regarding the settlement will occur in late August or early September, 2002. Upon the approval of the settlement the by court, we will be required to issue common shares valued at one million USD to the members of the plaintiff's class.

OUR CLAIMS AGAINST WIREMIX MEDIA INC.

        On August 28, 2001 our subsidiary, Starnet Canada, filed a complaint against Wiremix Media Inc. in Vancouver, Canada for approximately $154,645 CDN due under an asset purchase agreement dated February 18, 2000. Under the asset purchase agreement, Wiremix Media purchased certain assets from Starnet Canada. Wiremix Media filed its answer to Starnet Canada's complaint and filed a separate action in Vancouver, Canada on October 1, 2001 against another of our subsidiaries, Starnet Systems, for a breach of contract. In its lawsuit, Wiremix Media alleges that Starnet Systems arbitrarily terminated a marketing and consulting agreement with Wiremix, pursuant to which Wiremix was to provide Internet marketing services to Starnet Systems, and claims damages of approximately $2 million remaining under the contract. We intend to prosecute our claim against Wiremix Media. We believe that Wiremix Media's allegations in its lawsuit against Starnet Systems are without merit and we intend to defend the lawsuit vigorously. Our agreement with Wiremix provides that all disputes must be first referred to arbitration. We intent to proceed with such arbitration. The financial impact of these actions, if any, cannot be determined at this time. Our Board intends to investigate the Wiremix Media transaction.

LAWSUIT BY OUR FORMER VICE PRESIDENT, FINANCE CHRIS THOMPSON

        On August 2, 2001, our former Vice President, Finance Chris Thompson brought a wrongful termination claim against us alleging that we breached his employment agreement and claiming damages of approximately $196,800. We have filed motions to dismiss the claim on jurisdictional grounds and to force deposition of the plaintiff. We are making attempts to negotiate a settlement with Mr. Thompson. The financial impact of this action, if any, cannot be determined at this time, although we are of the opinion that it will not result in any significant losses to us.

SUBPOENAS RECEIVED BY OUR AUDITORS

        We have learned that our auditors have received two subpoenas, one in August 2001 and the other in September 2001, from the Securities and Exchange Commission ("SEC") requesting copies of documentation in their possession related to their audit of us. The subpoenas were issued with respect to an investigation of a third party unrelated to us. We have also learned that some of our former directors have received subpoenas from the SEC relating to the same matter. We have not received any subpoenas or any requests for information from the SEC, nor are we aware of the nature of the investigation.

LAWSUIT BY CASINO ON AIR WORLD ENTERTAINMENT LTD.

        In March 2002, Casino on Air World Entertainment Ltd., a former licensee of ours, filed a lawsuit against us alleging breach of contract in Antigua. The amount of the claim is U.S. $1.84 million. We believe that the allegations are without merit and we intend to defend the lawsuit vigorously. At present we are preparing a motion to dismiss the complaint because the license agreement requires Casino on Air to pursue their claims against us in arbitration in Canada. The financial impact of this action, if any, cannot be determined at this time.

WHITE VS. STARNET COMMUNICATIONS CANADA INC.

        Mr. White, a former employee, commenced an action against our subsidiary, Starnet Communications International, Inc. in the fall of 1998. Mr. White was employed by our subsidiary in 1996 through 1998. His employment was terminated in July of 1998. The trial is scheduled in the fall of 2003. We do not believe that this action will have any significant financial impact on us.

INPHINITY VS. GAME WORKS MEDIA INC.

        Our subsidiary sued Game Works Media, Inc. and several of its former employees who were hired by Game Works Media Inc. for breach of nondisclosure and confidentiality agreements and misappropriation of trade secrets. At this point the lawsuit is in early stages of discovery. We believe that we have a strong case and will prevail. The financial impact of this action is not yet ascertainable.

A DISPUTE WITH CABLE & WIRELESS

        We believe that Cable & Wireless has breached their Internet Service Agreement with us. We have sent a demand letter to that effect. Cable & Wireless has retained counsel and presently we are negotiating a solution to our dispute with Cable & Wireless. If such negotiations fail, we will pursue our claims in court. The financial impact of this action is not yet ascertainable.

A DISPUTE WITH PWR SEARCH

        Our subsidiary Inphinity retained PWR Search in the spring of 2001 to assist it in hiring a manager for its pari-mutuel business. An engagement agreement provided that certain fees and expenses of PWR would be paid regardless of PWR's performance. PWR Search failed to provide any reasonable assistance to Inphinity, and Inphinity refused to pay PWR's bill. PWR Search filed a complaint in the Court of Queen's Bench in Alberta suing for $40,000 CDN. Inphinity responded with its statement of defense. We intend to defend this lawsuit vigorously, and believe that the financial impact of that lawsuit is not significant.

SUNRISE CORPORATION LAWSUIT

        Sunrise Corporation has commenced a lawsuit against us in the Superior Court of Ontario. Sunrise Corporation alleges that Starnet Canada failed to make payments for the equipment leased from Sunrise Corporation. The amount of the claim is $600,000 CDN. We have not filed the response to this lawsuit and we are still investigating the matter. We cannot ascertain at this time the merits or financial impact of this lawsuit.

        POLICY ON DIVIDEND DISTRIBUTION

        Our Articles of Association provide that dividends are declared by the shareholders upon the recommendation of the Board of Directors.

        SIGNIFICANT CHANGES

        Except for changes in our senior management and the Board, we have experienced no significant changes since the date of the annual financial statements other than those disclosed in those financial statements.

ITEM 9. THE OFFER AND LISTING.

        NATURE OF TRADING MARKET

        Our ordinary shares are not directly publicly traded in the United States or any foreign market. Our American Depositary Shares are traded on the OTC Bulletin Board. Each American Depositary Share represents one ordinary share. Price quotations for our American Depositary Shares were reported on the OTC Bulletin Board under the symbol "WGMGY" beginning on May 29, 2001. As of August 22, 2002, we had 34,197,181 ordinary shares issued and outstanding, all of which are represented by American Depositary Shares evidenced by American Depositary Receipts issued by Continental Stock Transfer and Trust Company, as depositary. As of August 22, 2002, 34,197,180 of our ordinary shares were held of record by Continental Stock Transfer and Trust Company, one ordinary share was held by Continental Stock Transfer and Trust Company and Mr. Steve Nelson jointly. This represents 100% of our issued and outstanding ordinary shares.

        The following table sets forth the high and low closing sale prices for our American Depositary Shares on the OTC Bulletin Board, from the beginning of trading on May 29, 2001 to May 31, 2001 and for Starnet, as our predecessor, starting on September 22, 1997 to May 28, 2001. Such prices do not reflect retail markup, markdown or commissions and may not necessarily represent actual transactions.

                                                           HIGH             LOW
                                                           ----             ---
FIVE MOST RECENT FINANCIAL YEARS
  Year ended April 30, 1997........................            -               -
  Year ended April 30, 1998........................        3.375           0.500
  Year ended April 30, 1999........................       17.010           0.375
  Year ended April 30, 2000........................       29.000           1.750
  Year ended April 30, 2001........................        4.187           0.312
  Eight months ended December 31, 2001 ............        2.100           0.410

YEAR ENDED APRIL 30, 2000
  First Quarter....................................       29.000           8.560
  Second Quarter...................................       15.940           3.000
  Third Quarter....................................        4.560           1.750
  Fourth Quarter...................................       10.000           2.810

YEAR ENDED APRIL 30, 2001
  First Quarter....................................        4.187           2.343
  Second Quarter...................................        3.937           1.125
  Third Quarter....................................        1.687           0.312
  Fourth Quarter...................................        1.500           0.593

EIGHT MONTHS ENDED DECEMBER 31, 2001
  May to June 2001.................................        2.100           0.630
  Third Quarter....................................        1.630           0.520
  Fourth Quarter...................................        0.700           0.410

MOST RECENT SIX MONTHS
  December 2001....................................        0.600           0.450
  January 2002.....................................        0.495           0.410
  February 2002....................................        0.670           0.485
  March 2002.......................................        0.600           0.410
  April 2002.......................................        0.450           0.400
  May, 2002 .......................................        0.410           0.300

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

        Except as otherwise provided below, a director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of interests in shares or debentures or other securities of, or otherwise in or through, us. A director shall not be counted in the quorum of a meeting in relation to any resolution on which he is not entitled to vote. Provided that a director has disclosed the nature and extent of his interests, a director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

o the giving of any security, guarantee or indemnity with respect to (a) money lent or obligations incurred by him or by any other person at the request of or for our benefit of our company or the benefit of any of our subsidiaries, or (b) a debt or other obligation of our company or any of our subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

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

INDEMNIFICATION OF DIRECTORS

        Our Articles of Association entitles every director, secretary or manager of our company, to be indemnified by us against liabilities incurred during the discharge of his or her duties including where judgment is given in his or her favor or if the claim is disposed of where he or she has not been found to have been in material breach of his or her duty.

        DESCRIPTION OF SHARE CAPITAL

GENERAL

        Our authorized share capital is (pound)1,000,000 divided into 500,000,000 ordinary shares of (pound).002 nominal value per share.

ORDINARY SHARES

        As of June 26, 2002, 34,193,181 of our ordinary shares were issued and outstanding and are fully paid or credited as fully paid, each of which is in registered form. No holder of ordinary shares will be required to make additional contributions of capital in respect of those shares in the future. There are no rights of pre-emption attaching to the ordinary shares, save as set out below under "Issuance of Share". Furthermore, they are not issued as redeemable shares. However, it should be noted that we may choose to utilize the power conferred upon us by Part V Chapter VII of the Companies Act 1985 to issue redeemable shares subject to obtaining an appropriate authority from the shareholders. Neither our Memorandum of Association, Articles of Association, nor any statutory provision in England and Wales restrict in any way the ownership of, nor voting rights attaching to, the ordinary shares held by persons resident outside the United Kingdom. Under the terms of our Articles of Association, we are obliged to give notice of shareholder meetings to all persons, including those with an address for service outside the United Kingdom.

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

DIVIDEND RIGHTS

        Holders of ordinary shares are entitled to receive those dividends as may be recommended by our Board of Directors and declared by the shareholders in a general meeting, but no larger dividend may be declared than is recommended by our Board of Directors. No unpaid dividend bears interest as against us unless otherwise provided by the rights attached to the shares.

RIGHTS IN LIQUIDATION

        In the event of our liquidation, after satisfaction of liabilities to creditors, holders of ordinary shares are entitled to share pro rata in the net assets of our company.

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

        At a general meeting, a simple majority of the votes cast is sufficient to pass an ordinary resolution. A special or extraordinary resolution is decided on a poll. A special or extraordinary resolution can only be considered if our shareholders receive at least 21 days' prior notice of the meeting at which such resolution will be considered.

        Subject to the restrictions referred to in the following paragraph, at a meeting of shareholders every holder of shares who (being an individual) is present in person or (being a corporation) is present by a representative or proxy not being himself a member shall have one vote on a show of hands, and on a poll, every holder of shares present in person or by proxy shall have one vote for every share held. A special or extraordinary resolution (such as, for example, a resolution amending our Memorandum of Association or Articles of Association or approving a winding-up of the company) requires approval of the holders of 75% of our ordinary shares represented at the meeting, in person or by proxy, and voting thereon. Shareholders are not entitled to cumulative voting rights. A poll can be demanded by:

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

o       such person is duly authorized to make such deposit; and

o suchshares are not restricted securities as defined in Rule 144 under the Securities Act unless at the time of deposit they may be freely transferred under that rule, or have been registered under the Securities Act.

        The ADS Depositary may require a written delivery order listing the persons in whose name an ADR or ADRs evidencing the ADSs representing such deposited ordinary shares are to be issued. ADRs are issued only in denominations of any whole number of ADSs. We are obligated to transmit to the depositary a copy of all communications it makes generally available to holders of ordinary shares or to any securities regulatory authority or stock exchange as public information. The depositary will make such publication obligations available to the holders. Our depositary keeps a register for the registration, registration of transfer, combination or split-up of ADSs at its offices in New York at 2 Broadway, New York, New York 10004, and such register is open for inspection by registered holders of ADSs. In the registration statement that we filed with the SEC on Form F-6 (SEC File No. 333-13286) on May 24, 2001, 50,000,000 ADSs, where each ADS represented one ordinary share, were registered. The Deposit Agreement and a form of ADR have been filed as Exhibit (a) to a registration statement on Form-6 (SEC File No. 333-13286) effective as of May 24, 2001.

VOTING OF ADSS BY PROXY

        The ADS Depositary can appoint more than one person to be its proxy. The appointment shall set out the number of ordinary shares in relation to which such proxy has been appointed, and such number shall not exceed the number of the ordinary shares registered in the name of the ADS Depositary. The appointed proxy may attend general meetings so long as it provides us with written evidence of its appointment. At a general meeting, the appointed proxy is entitled to the same rights and has the same obligations with respect to the appointed number of the ordinary shares as if it were a registered owner of such shares, or as if it were a duly appointed proxy in relation to those ordinary shares.

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

LOAN AGREEMENT BETWEEN STARNET, WORLD GAMING AND SPORTINGBET PLC

        On August 1, 2002, Starnet, World Gaming and Sportingbet PLC ("Sportingbet") entered into a Loan Agreement pursuant to which Sportingbet agreed to loan up to Starnet and World Gaming a maximum principal amount of $1,500,000. The Loan bears interest at a rate of 2% above LIBOR. Payments are made under the loan based upon a deduction by Sportingbet of $225,000 per month from November 2002 to March 2003 and $62,500 per month from April 2003 to September 2003. The funds are deducted from amounts that are due by Sportingbet to Starnet under the terms of the License Agreement between the parties predecessors. The Loan is subject to an Escrow Agreement and a Charge Agreement, which provide Sportingbet the right to access and use the software and the secure site where the hardware is located in the event of our default. Sportingbet has a security interest in our software.

GENERAL SECURITY AGREEMENT WITH SPORTINGBET PLC

        On August 1, 2002, in connection with the loan agreement, we entered into a security agreement with Sportingbet. The security agreement provides that we grant Sportingbet a security interest in the hardware used by us to provide the services to Sportingbet under the license agreement between the parties. The grant of the security interest secures our obligation to repay Sportingbet under the loan agreement. If certain trigger events occur under the loan agreement, Sportingbet may take possession of the hardware, subject to any restrictions by law, or exercise other rights available to it, including selling or leasing the hardware.

ESCROW AGREEMENT WITH NCC ESCROW INTERNATIONAL LIMITED

        On August 1, 2002, we entered into an escrow agreement with Internet Opportunity Entertainment Limited (now a subsidiary of Sportingbet) and NCC Escrow International Limited. The escrow agreement provides that the source code that forms the software that we license to Sportingbet is held in escrow by NCC. Upon a trigger event, subject to certain restrictions, Sportingbet may require that NCC release the source code to Sportingbet. Sportingbet required under the loan agreement that the escrow agreement be maintained as a continuing security for repayment of the loan.

        EMPLOYMENT AND CONSULTING AGREEMENTS

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

DAVID FLEMING, MANAGING DIRECTOR, INPHINITY

        Inphinity Interactive Inc. extended a written offer of employment to David Fleming in the position of Vice President Product Development beginning September 10, 2001. Mr. Fleming's base salary is $150,000 CDN. As part of his compensation package, Mr. Fleming is entitled to 30% annual cash bonus, up to 50% of which may be used to purchase our stock options. Mr. Fleming also received stock options to purchase 100,000 shares vesting over a three year period in equal installments at a strike price to be set at the price at the close of market on September 10, 2001. If Mr. Fleming employment agreement is terminated without cause, Inphinity will be required to pay him a severance payment of four months base salary.

        TAXATION

        The following discussion sets forth the material U.S. federal income tax consequences and the material U.K. tax consequences of the ownership and disposition of our American Depositary Shares or ordinary shares by a U.S. Holder. This summary is for general information purposes only. A U.S. Holder is a beneficial owner of our American Depositary Shares or ordinary shares that is:

o       a citizen or individual resident of the United States;

o a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that is created or organized in the United States or under the law of the United States or of any state or the District of Columbia;

o an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

o a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

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

        For the purposes of U.K. tax on distributions on ordinary shares, the holders of American Depository Shares are treated as the beneficial owners of our ordinary shares underlying their American Depository Shares. A new U.S.-U.K. income tax treaty has been agreed but the new treaty has not come into force and will only come into force when ratified by both countries. The summary set out below, therefore, does not take any account of the provisions of the proposed new treaty. For the purposes of this summary it is assumed, and we are of the opinion, that our business is managed and controlled in the United Kingdom.

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

        Currently, a Qualifying U.S. Holder would not be entitled to receive any cash payment in respect of the U.K. tax credit for dividends paid by us. For example, if a Qualifying U.S. Holder receives a dividend of(pound)90, that U.S. Holder would be entitled to a U.K. tax credit of(pound)10. However, because the maximum U.K. withholding tax, which would be 15 percent of (pound)100, exceeds the U.K. tax credit, the U.K. Inland Revenue would not make any actual payment, and the Qualifying U.S. Holder would receive only the cash dividend, which in this case would be(pound)90.

        U.S. Holders that are not Qualifying U.S. Holders, depending on their personal circumstances, may be liable to U.K. tax in respect of dividends at a rate of up to 32.5 percent.

TAXATION OF CAPITAL GAINS OF U.S. HOLDERS

        A U.S. Holder who is neither resident nor ordinarily resident in the United Kingdom for U.K. tax purposes generally will not be subject to U.K. tax on capital gains realized on the disposition of our American Depositary Shares or ordinary shares.

        A U.S. Holder who is resident or ordinarily resident in the United Kingdom at the time of any disposal of his American Depositary Shares or ordinary shares in our company, or at a time when he is deemed to have made such a disposal, or if the disposal is deemed, for the purposes of U.K. tax, to occur at such a time, may, depending on his circumstances, be subject to U.K. capital gains tax at a rate of up to 40 percent, in the case of disposal of ordinary shares, on the whole or, in the case of disposal of American Depositary Shares, almost the whole, of the chargeable gain arising on the disposal.

        A U.S. Holder who owns his American Depositary Shares or ordinary shares in our company in connection with any business or otherwise than as a capital investment, depending on his circumstances, may be subject to U.K. tax on any gain he makes on any disposal of his American Depositary Shares or ordinary shares of our company at a rate of up to 40 percent, whether or not he is resident or ordinarily resident in the United Kingdom.

INHERITANCE TAX AND GIFT TAXES ON U.S. HOLDERS

        Our ordinary shares and almost all of the American Depositary Shares are assets situated in the United Kingdom for the purposes of U.K. inheritance tax. An individual who is domiciled in the United States and who is not a national of the United Kingdom for purposes of the U.S.-U.K. estate and gift tax treaty, however, generally will not be subject to U.K. inheritance tax in respect of our American Depositary Shares or ordinary shares on the individual's death or to U.K. gift tax on a gift of World Gaming American Depositary Shares or ordinary shares during the individual's lifetime, provided that any applicable U.S. federal estate or gift tax liability is paid. In the exceptional case where World Gaming American Depositary Shares or ordinary shares are subject both to U.K. inheritance tax and to U.S. federal estate or gift tax, the U.S.-U.K. estate and gift tax treaty generally provides for any tax paid to the United Kingdom to be credited against tax payable to the United States or for any tax paid to the United States to be credited against tax payable to the United Kingdom based on priority rules set out in that treaty. Where, however, the ordinary shares or American Depositary Shares are shares or American Depositary Shares in a company which, when taken with its subsidiaries, exists wholly or mainly for trading purposes, business property relief from U.K. inheritance tax may be available to reduce or eliminate the tax unless, as in the case of our American Depositary Shares or ordinary shares, they may be deemed "quoted on a recognized stock exchange" for the purposes of U.K. domestic inheritance tax, if the shareholding in questions does not carry control.

STAMP DUTY AND STAMP DUTY RESERVE TAX

        A transfer for value of our ordinary shares will normally be subject to ad valorem stamp duty or to stamp duty reserve tax. Stamp duty tax will arise on the execution of an instrument to transfer our ordinary shares. Stamp duty reserve tax will arise on the entry into an agreement to transfer our ordinary shares, but the charge may be canceled if stamp duty has been paid. Stamp duty and stamp duty reserve tax are normally a liability of the purchaser. The rate of stamp duty payable is 0.5 percent of the consideration rounded to the nearest (pound)5, and 0.5 percent of the consideration in the case of stamp duty reserve tax. There is no charge to U.K. stamp or other duties on the issue by a U.K. incorporated company of shares in itself.

        There should be no charge to U.K. stamp duty on the transfer of American Depositary Shares of World Gaming, provided the agreement and the conveyance of transfer, if any, are executed outside the United Kingdom.

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

TAXATION OF A U.K. COMPANY THAT CONTROLS CERTAIN CONTROLLED FOREIGN COMPANIES

        If any of the subsidiaries of a U.K. resident company are deemed resident in another tax jurisdiction so that that subsidiary is liable to tax or its profits, other than capital gains, that is less than 75 percent of the tax it would have paid on those profits if liable to tax in the United Kingdom, then unless 90 percent of that subsidiary's profits are paid up as a dividend to a U.K. resident company, within 18 months of the end of the accounting period in which they are earned or an exemption from these rules applies, those profits will be treated as profits of the U.K. company and taxed accordingly (with credit for foreign tax calculated in accordance with the applicable U.K. laws). Therefore, in relevant circumstances, we would be subject to U.K. tax (currently at the rate of 30 percent) on the profits of the overseas subsidiaries, subject to appropriate credit for the relevant overseas tax in respect of such profits.

TAXATION OF CERTAIN DIVIDENDS RECEIVED BY A U.K. HOLDING COMPANY

        After the reorganization, we own WG International Limited, which in turn owns the entire issued share capital of Starnet, which in turn wholly owns the operating subsidiaries of Starnet. Thus, dividends received by WG International Limited and World Gaming will have passed through its U.S. subsidiary and have been subjected, in addition to any tax payable in the country of the operating subsidiaries, to U.S. federal income tax, generally at a rate of 34 percent or 35 percent, after giving credit, subject to limitations, for foreign income tax paid by the operating subsidiary. A dividend paid by the U.S. subsidiary will be subject to a U.S. withholding tax unless the earnings of the operating subsidiaries qualify the dividend for an exemption from that tax. Pursuant to the current U.S.-U.K. income tax treaty, the 30% withholding tax imposed by U.S. federal income tax law is reduced to five percent for non-exempt dividends from the U.S. subsidiary to WG International Limited. Under the proposed new U.S.-U.K. income tax treaty, if adopted, it is possible that WG International Limited would not qualify for the benefits of the treaty, in which case that rate reduction would not apply, and dividends from Starnet to WG International Limited would be subject to a 30% U.S. withholding tax. We believe, based on the current ownership and trading of our stock, that WG International Limited would not qualify for the benefits of the proposed new treaty. Alternatively, if WG International Limited were to qualify for the benefits of the proposed new treaty, if adopted, it is possible that U.S. withholding tax on those dividends would be eliminated entirely. For U.K. corporation tax purposes, the dividend from the U.S. subsidiary will be subject to U.K. tax payable at effective rates of between 20 percent and 30 percent, depending on the level of deemed or actual profits of the Starnet group, but will be reduced by means of a credit for any U.S. withholding tax and for the federal and state income tax paid by Starnet on the earnings distributed by it and, to the extent that Starnet's income is derived from dividends received from its operating subsidiaries, the corporate income tax paid by such operating subsidiaries in their countries of operation. However, the credit cannot exceed the effective U.K. corporation tax payable and is further restricted by detailed and complicated tax anti-avoidance and other provisions. Thus, the U.S. tax and the taxes paid in the countries in which the operating subsidiaries are situated, if relevant, will exceed the U.K. tax, and no credit will be available in respect of the excess. Further, the credit against foreign taxes suffered on profits from which a dividend is paid is based on an assumption that all available relief and exemptions from the foreign tax have been claimed by the overseas company.

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

In particular, this discussion considers only U.S. Holders that will own American Depositary Shares or ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

o       are broker-dealers;

o       have elected mark-to-market accounting;

o       are tax-exempt organizations;

o are financial institutions or insurance companies or other entities that derive financial services income;

o hold American Depositary Shares or ordinary shares as part of a straddle, "hedge", "conversion transaction" or other risk reduction strategy with other investments;

o       have a functional currency that is not the U.S. dollar; or

o       are regulated investment companies.

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

        A portfolio U.S. Holder, as defined above, may elect to be treated as receiving the U.K. tax credit in respect of a dividend paid by us, as described above in "Taxation --United Kingdom Tax Consequences--Tax Consequences for U.S. Holders--Distributions on American Depositary Shares or Ordinary Shares". A U.S. Holder that makes this election will be treated (1) as having received additional dividend income equal to the gross amount of the U.K. tax credit unreduced by any U.K. withholding tax and (2) as having paid U.K. withholding tax in the same amount. Following the example above in "Taxation -United Kingdom Tax Consequences -- Distributions on American Depositary Shares or Ordinary Shares", a U.S. Holder that made this election would be treated for U.S. federal income tax purposes as receiving a dividend in an amount equal to the U.S. dollar value of(pound)100 and as having paid U.K. withholding tax in an amount equal to the U.S. dollar value of(pound)10. U.S. Holders that are not portfolio U.S. Holders are subject to different rules. Those rules, and the procedures for making the election described above, are set forth in Revenue Procedure 2000-13.

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

TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

        In general, we will be a passive foreign investment company, or PFIC, for any taxable year if either (1) 75 percent or more of our gross income in the taxable year is passive income, or (2) 50 percent or more of the average value, or, if our American Depositary Shares or ordinary shares are not regularly traded on any of certain designated stock exchanges and if we so elect, the adjusted basis, of our assets in the taxable year produces, or is held for the production of, passive income. The IRS takes the position that interest on working capital or any other cash is passive income and that the corresponding asset is an asset that produces or is held for the production of passive income. The PFIC rules can produce unfavorable tax consequences for a U.S. Holder if we are treated as a PFIC for any year while a U.S. Holder owns our American Depositary Shares or ordinary shares, and if that U.S. Holder does not make, or has not made, a timely election that remains in effect, for the first taxable year the U.S. Holder owns our American Depositary Shares or ordinary shares, and we are a PFIC, either to treat us as a "qualified electing fund" or, to mark the holder's American Depositary Shares or ordinary shares to market. As described below, a "qualified electing fund" election will not be available to a U.S. Holder unless we provide certain information to U.S. Holders, and we provide no assurance that we will make that information available. In addition, a mark-to-market election will not be available to a U.S. Holder unless our American Depositary Shares or ordinary shares held by the U.S. Holder are "marketable stock", which at the present time we believe they are not. If neither of those elections is available to, or, if available, is made by, a U.S. Holder, as described more fully below, the U.S. Holder will be subject to the adverse tax consequences described in the following paragraph if we are a PFIC. We have not undertaken any determination of whether we are a PFIC and therefore cannot provide any assurance that we are not. Therefore, we may be a PFIC. Moreover, in the absence of an analysis of our status as a PFIC performed by us, any assertion by the IRS with respect to a U.S. Holder that we are a PFIC could be upheld against that U.S. Holder, whether or not we are in fact a PFIC.

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

        Even if a QEF election ceases to apply because in a later taxable year we cease to satisfy the tests to be a PFIC, the QEF election will apply again in any subsequent year in which we again satisfy the tests to be a PFIC, provided that election is available by reason of our provision of necessary information.

Moreover, if you sell all of the American Depositary Shares or ordinary shares you own and later reacquire other ordinary shares, any QEF election you have made that remains in effect will apply to the shares acquired later, provided that election is available by reason of our provision of necessary information. Treasury regulations provide that the Commissioner of Internal Revenue has the discretion to invalidate or terminate a QEF election if the U S. Holder or we, or an intermediary, fails to satisfy the requirements for the QEF election. As noted above, we provide no assurance that we will make any of the necessary information available.

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

        For purposes of the special rules that apply on a taxable disposition of stock, the status of the foreign corporation as a CFC or the status of a U.S. Holder as a 10% Voting U.S. Shareholder at any time within five years prior to the taxable disposition can cause those rules to apply. Based on the current ownership of our American Depositary Shares and ordinary stock, we believe that we are not a CFC.

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

INFORMATION REPORTING AND BACK-UP WITHHOLDING

        Under current U.S. federal income tax regulations, dividends we pay on American Depositary Shares or ordinary shares will not be subject to U.S. information reporting or to backup withholding unless they are paid in the United States through a U.S. or U.S.-related paying agent, including a broker. If a U.S. Holder furnishes the paying agent with a duly completed and signed IRS Form W-9, the dividends will not be subject to backup withholding. Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of World Gaming American Depositary Shares or ordinary shares, provided that the non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

        The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder's U.S. federal income tax liability and may entitle the holder to a refund, provided certain required information is furnished to the IRS.

        TAXATION OF THE COMPANY

        We are subject to U.S. federal income tax only to the extent that we derive U.S. source income that is subject to U.S. withholding tax or income that is effectively connected with the conduct of trade or business within the United States and is not exempt from U.S. tax under the U.S.-U.K. income tax treaty. Our indirect U.S. subsidiary will continue to be subject to U.S. tax on its worldwide income, including dividends, if any, we receive from non-U.S. subsidiaries, and dividends, if any, we pay to WG International Limited may be subject to a U.S. withholding tax, unless the earnings of the operating subsidiaries qualify the dividends for an exemption from that tax. Pursuant to the current U.S.-U.K. income tax treaty, the 30% withholding tax imposed by U.S. Federal income tax law is reduced to five percent for non-exempt dividends from the U.S. subsidiary to WG International Limited. Under the proposed new U.S.-U.K. income tax treaty, if adopted, it is possible that WG International Limited would not qualify for the benefits of the treaty, in which case that rate reduction would not apply, and dividends from Starnet to WG International Limited would be subject to a 30% U.S. withholding tax. We believe, based on the current ownership and trading of our stock, that neither WG International Limited nor World Gaming plc would qualify for benefits under the proposed new treaty. Alternatively, if WG International Limited were to qualify for the benefits of the proposed new treaty, if adopted, it is possible that U.S. withholding tax on those dividends would be eliminated entirely. In addition, if the proposed new U.S.-U.K. income tax treaty is adopted, and WG International Limited were not to qualify for the benefits of that treaty, other income of WG International or World Gaming plc that is from U.S. sources or that is effectively connected with trade or business conducted in the United States may become subject to U.S. federal income tax or may become subject to U.S. Federal income tax at higher rates.

        DOCUMENTS ON DISPLAY

        We have filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this Transitional Report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

        We are subject to the informational requirements of the Securities Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Transitional Report on Form 20-F, may be inspected and copies at the public reference facilities of the Securities and Exchange Commission at: 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's Interest site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

        Our reporting currency is the U.S. dollar. We are exposed to foreign exchange risk on our net Canadian dollar asset position (approximately $6.0 million Canadian or $3.7 million U.S. as of December 31, 2001). The main exposure in this regard is the Canadian dollar weakening against the U.S. dollar, which would cause our net Canadian position to "decline" after translation to the U.S. dollar.

        Exposure arises primarily from the operations of our subsidiaries in Canada which incur development and certain administrative expenses in Canadian dollars (approximately $4.4 million CDN or $2.8 million U.S. for the year ending December 31, 2001) but do not derive any sales directly from customers. Funding for Inphinity comes from our non-Canadian subsidiaries that derive their sales in

U.S. dollars. Therefore the ultimate cost of our operations in Canada is dependent on the relative strength of the Canadian dollar to the U.S. dollar. We have not hedged against this risk.

        Our net Canadian asset position is summarized as follows (in thousands of U.S. dollars):

           Cash and cash equivalents ............  $   100    $    -
           Other current assets .................    1,000       500
                                                   -------   -------
           Total current assets .................    1,100       500
           Other assets .........................    4,900     3,100
           Current liabilities ..................   (1,300)   (1,800)
           Long-term liabilities ................     (500)        -
                                                   -------   -------
           Net Canadian dollar denominated assets    4,200   $ 1,800
                                                   =======   =======

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

        We are in arrears on payments under two of our equipment suppliers. The net present value of the total obligation is approximately $1,134,000. The total amount of payments in arrears as of March 31, 2002 is approximately $359,000. We are presently in discussions with these suppliers to alter the terms of the leases.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

        There are no material modifications to the rights of security holders that are required to be disclosed.

        USE OF PROCEEDS FROM OFFERING

        Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

        Our consolidated financial statements together with the report of HJ & Associates LLC with respect to the eight months ended December 31, 2001 and the fiscal years ended April 30, 2001 and 2000 are filed as part of this annual report.

        CONSOLIDATED FINANCIAL STATEMENTS

                                                                                          Page
Independent Auditors' Report of HJ & Associates, LLC...................................    F-3
Consolidated Balance Sheets as of  December 31, 2001 and April 30, 2001................    F-4
Consolidated Statements of Operations and Accumulated Other Comprehensive Income
   (Loss) for the eight months ended December 31, 2001 and years ended April 30, 2001
   and 2000............................................................................    F-6
Consolidated Statements of Stockholders' Equity for the eight months ended December
   31, 2001 and years ended April 30 2001 and 2000.....................................    F-8
Consolidated Statements of Cash Flows for the eight months ended December 31, 2001 and
   years ended April 30, 2001 and 2000.................................................    F-10
Notes to Consolidated Financial Statements.............................................    F-12

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

4.2 Operating agreement between TrackData Systems Corporation and Starnet Communications International, Inc., dated February 18, 2000 (incorporated by reference form Exhibit 4.6 to a report on Form 20-F (SEC File No 0-32793, dated 11/01/01) filed by World Gaming PLC.

4.3 Operating agreement between Bloodstock Research Information Services, Inc. and Starnet Communications, Inc., dated January 18, 2000 (incorporated by reference form Exhibit 4.6 to a report on Form 20-F (SEC File No 0-32793, dated 11/01/01) filed by World Gaming PLC.

4.4 The Daily Racing Form Online Affiliate Agreement with Starnet Communications International, Inc., dated August 1, 2000 (incorporated by reference form Exhibit 4.6 to a report on Form 20-F (SEC File No 0-32793, dated 11/01/01) filed by World Gaming PLC.

4.5 Software License Agreement between International Gaming Ltd (f.k.a. BBF International Gaming Antigua Inc. and Softec Systems Caribbean Inc., dated January 18, 1999 (incorporated by reference form Exhibit 4.6 to a report on Form 20-F (SEC File No 0-32793, dated 11/01/01) filed by World Gaming PLC.

4.6 Employment Agreement of Liam Gillen, dated November 27, 2000 (incorporated by reference from Exhibit 10.14 to a quarterly report on Form 10-Q (File No. 000-29290, dated 03/19/01) filed by Starnet Communications International, Inc.

4.7 Software License Agreement between Starnet Systems International Inc. and Global Interactive Ltd. dated February 19, 2000 (incorporated by reference from an annual report on Form 10-K (SEC File 0-29290 dated 07/31/00) filed by Starnet Communications International, Inc.

4.8*    Loan Agreement between WorldGaming Plc and Sortingbet Plc., dated
        08/01/02.

4.9*    General Security Agreement with Sportingbet PLC., dated 08/01/02.

4.10*   Escrow Agreement with NCC Escrow International Limited, dated 08/01/02.

21.1*   List of Subsidiaries

23.1*   Consent of HJ & Associates, Independent Auditors

99.1*   Sarbanes-Oxley Act Certification by David Craven, CEO

99.2* Sarbanes-Oxley Act Certification by Mark Thompson, Vice President Finance, acting CFO

------------------
*Filed herewith.

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             WORLD GAMING PLC


Date: August 22, 2002        By:  /s/ David Craven
                             -------------------------------------------
                             David Craven
                             CEO

Date: August 22, 2002        By:  /s/ Mark Thompson
                             -------------------------------------------
                             Mark Thompson
                             Vice President Finance


Date: August 22, 2002        By:  /s/ Clare Roberts
                             -------------------------------------------
                             Clare Roberts
                             Director

Date: August 22, 2002        By:  /s/ Nicholas Jackson
                             -------------------------------------------
                             Nicholas Jackson
                             Director

                        WORLD GAMING PLC AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 2001 AND APRIL 30, 2001

                                 C O N T E N T S


Independent Auditors' Report................................................ F-3

Consolidated Balance Sheets..................................................F-4

Consolidated Statements of Operations and Other Comprehensive Loss...........F-6

Consolidated Statements of Stockholders' Equity..............................F-8

Consolidated Statements of Cash Flows.......................................F-10

Notes to the Consolidated Financial Statements..............................F-12

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of World Gaming Plc and Subsidiaries
Antigua, West Indies

We have audited the accompanying consolidated balance sheets of World Gaming Plc and Subsidiaries as of December 31, 2001 and April 30, 2001 and the related consolidated statements of operations and other comprehensive loss, stockholders' equity and cash flows for the eight months ended December 31, 2001 and for the years ended April 30, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of World Gaming Plc and Subsidiaries at December 31, 2001 and April 30, 2001 and the consolidated results of their operations and their cash flows for the eight months ended December 31, 2001 and for the years ended April 30, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 19 to the consolidated financial statements, the Company has accumulated significant losses, has negative working capital and deficit in stockholders' equity, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these natters are also described in Note 19. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.


HJ & Associates, LLC
Salt Lake City, Utah

February 25, 2002, except for Note 8 as relating to Contingencies and Note 19, as to which the dates are July 31, 2002.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US$)

                                                            DECEMBER 31, 2001       APRIL 30, 2001
--------------------------------------------------------------------------------------------------
ASSETS

Current assets
      Cash and cash equivalents ............................    $       2,206          $     4,518

      Reserves  and deposits with credit card
      processors (Note 3) ..................................            2,532                3,763

      Accounts receivable, net (Note 4) ....................            2,591                1,476


      Employee loans and advances - current portion ........               68                   59


      Prepaid expenses and deposits ........................              438                  576


      Deferred gaming license costs (Note 5) ...............              109                  300


      Deferred financing costs (Note 18) ...................              100                    -

      Restricted cash (Note 6) .............................                -                3,925
--------------------------------------------------------------------------------------------------
           Total Current Assets ............................            8,044               14,617

CAPITAL ASSETS, Net (Note 7) ...............................            4,133                5,239


OTHER ASSETS

      Employee advances - long term portion ................                4                   43

      Deposits .............................................                -                  289
--------------------------------------------------------------------------------------------------
           Total Other Assets ..............................                4                  332
--------------------------------------------------------------------------------------------------
           TOTAL ASSETS ....................................    $      12,181          $    20,188
==================================================================================================

                           The accompanying notes are an integral part of
                              these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(IN THOUSANDS OF US$)

                                                            DECEMBER 31, 2001       APRIL 30, 2001
--------------------------------------------------------------------------------------------------
LIABILITIES

Current liabilities
      Accounts payable and accrued liabilities .............    $       5,911          $     6,182

      Accrual for legal claims (Note 8) ....................            1,200                5,409

      Funds held on deposit (Note 9) .......................            2,041                3,452

      Deferred revenue .....................................              260                  150

      Current portion of capital lease obligations (Note 10)            1,058                  677
--------------------------------------------------------------------------------------------------
           Total Current Liabilities .......................           10,470               15,870
--------------------------------------------------------------------------------------------------

Loans payable (Note 11) ....................................                -                1,500

Capital lease obligations (Note 10) ........................               25                  607
--------------------------------------------------------------------------------------------------
           Total Liabilities                                           10,495               17,977
--------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

      Capital stock (Note 12) ..............................           24,188               22,394

      Deferred Compensation ................................            (168)                 (38)

      Subscription receivable ..............................                -                (310)

      Deficit ..............................................         (21,363)             (19,127)

      Accumulated other comprehensive loss .................            (971)                (708)
--------------------------------------------------------------------------------------------------
          Total Shareholders' Equity .......................            1,686                2,211
--------------------------------------------------------------------------------------------------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .......    $      12,181          $    20,188
==================================================================================================

                           The accompanying notes are an integral part of
                              these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS (IN THOUSANDS OF US$)

                                                 EIGHT MONTHS   EIGHT MONTHS
                                                    ENDED           ENDED      YEAR ENDED   YEAR ENDED
                                                 DECEMBER 31,   DECEMBER 31,    APRIL 30,    APRIL 30,
                                                     2001           2000          2001         2000
------------------------------------------------------------------------------------------------------
                                                                (UNAUDITED)
REVENUE
      Royalties and fees .........................$   11,682     $   12,511     $  18,376    $  13,853

      Licensing ..................................       425          1,574         1,777        4,028
------------------------------------------------------------------------------------------------------
                                                      12,107         14,085        20,153       17,881


COST OF SALES ....................................     2,276          3,889         5,929        5,143
------------------------------------------------------------------------------------------------------
                                                       9,831         10,196        14,224       12,738

EXPENSES
      Development, selling, general and
        administrative ...........................     9,448          9,386        18,074       11,704
      Provision for bad debts ....................       267          1,388         3,290        1,734
      Legal ......................................       745            328           974        2,082
      Restructuring of operations (Note 15) ......         -              -         1,536            -
      Accrued settlement of legal issues (Note 8)       (183)             -         4,524            -
      Depreciation and amortization ..............     1,745          1,748         2,610        2,011
      Interest and bank charges ..................       180            271           235           93
------------------------------------------------------------------------------------------------------
                                                      12,202         13,121        31,243       17,624
------------------------------------------------------------------------------------------------------

LOSS FROM CONTINUING OPERATIONS ..................    (2,371)        (2,925)      (17,019)      (4,886)

OTHER INCOME .....................................       135            210           263          308
------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS BEFORE
INCOME TAXES .....................................    (2,236)        (2,715)      (16,756)      (4,578)
------------------------------------------------------------------------------------------------------

INCOME TAX EXPENSE (RECOVERY)
     Current (Note 13) ...........................         -              -             -         (266)
     Deferred (Note 13) ..........................         -              -             -          150
------------------------------------------------------------------------------------------------------
        Total Income Taxes .......................         -              -             -         (116)
------------------------------------------------------------------------------------------------------
LOSS BEFORE DISCONTINUED OPERATIONS ..............$   (2,236)    $   (2,715)    $ (16,756)   $  (4,462)
------------------------------------------------------------------------------------------------------

                             The accompanying notes are an integral part of
                                these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS (CONTINUED) (IN THOUSANDS OF US$)

                                                 EIGHT MONTHS   EIGHT MONTHS
                                                    ENDED           ENDED      YEAR ENDED   YEAR ENDED
                                                 DECEMBER 31,   DECEMBER 31,    APRIL 30,    APRIL 30,
                                                     2001           2000          2001         2000
------------------------------------------------------------------------------------------------------
                                                                (UNAUDITED)
LOSS FROM DISCONTINUED OPERATIONS OF THE
ON-LINE INTERACTIVE MEDIA DIVISION (LESS
APPLICABLE INCOME TAXES) (Note 14) ...............$       -      $       -      $      -     $    (355)

GAIN ON SALE OF THE ON-LINE INTERACTIVE
MEDIA DIVISION (INCLUDING APPLICABLE
INCOME TAXES OF $-0-) (Note 14) ..................        -              -             -         1,562
------------------------------------------------------------------------------------------------------

NET LOSS .........................................    (2,236)        (2,715)      (16,756)      (3,255)

OTHER COMPREHENSIVE INCOME (LOSS)

     Foreign currency translation ................      (263)          (284)         (693)          33
------------------------------------------------------------------------------------------------------
        Total Other Comprehensive Income(Loss) ...      (263)          (284)         (693)          33
------------------------------------------------------------------------------------------------------

NET COMPREHENSIVE LOSS ...........................$   (2,499)    $   (2,999)    $ (17,449)   $  (3,222)
======================================================================================================

BASIC LOSS PER SHARE FROM CONTINUING
  OPERATIONS .....................................$    (0.07)    $    (0.08)    $   (0.52)   $   (0.16)
======================================================================================================

BASIC LOSS PER SHARE .............................$    (0.07)    $    (0.08)    $   (0.52)   $   (0.12)
======================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING ....................................33,997,263     32,169,889    32,201,181   29,625,460
======================================================================================================

                             The accompanying notes are an integral part of
                                these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE EIGHT MONTHS ENDED DECEMBER 31, 2001 AND THE YEARS ENDED APRIL 30, 2000 AND 2001 (IN THOUSANDS OF US$)

                                                                                     Accumulated
                                   Common Stock                                        Other        Retained
                              ----------------------   Subscription     Deferred    Comprehensive   Earnings
                                Shares       Amount     Receivable    Compensation  Income (Loss)   (Deficit)
------------------------------------------------------------------------------------------------------------
Balance, April 30, 1999 ......26,502,434    $  8,584      $     -       $      -     $     (48)     $    884

Shares issued for cash
pursuant to exercise of
options ...................... 3,109,692       3,759         (381)             -             -             -

Shares issued for cash
pursuant to exercise of
warrants ..................... 2,450,000       9,800            -              -             -             -

Movement in other
comprehensive income (loss)
- foreign currency
translation adjustments ......         -           -            -              -            33             -

Net loss for the year ended
April 30, 2000 ...............         -           -            -              -              -       (3,255)
------------------------------------------------------------------------------------------------------------

Balance, April 30, 2000 ......32,062,126      22,143         (381)             -           (15)       (2,371)

Shares issued for cash
pursuant to exercise of
options ......................   131,055         192            -              -              -            -

Options issued below market
value ........................         -          59            -            (38)             -            -

Cash received on
subscription receivable ......         -           -           71              -              -            -

Movement in other
comprehensive income (loss)
- foreign currency
translation adjustments ......         -           -            -              -          (693)            -

Net loss for the year ended
April 30, 2001 ...............         -           -            -              -             -       (16,756)
------------------------------------------------------------------------------------------------------------
Balance, April 30, 2001 ......32,193,181    $ 22,394      $  (310)      $    (38)    $    (708)     $(19,127)

                             The accompanying notes are an integral part of
                                these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)
FOR THE EIGHT MONTHS ENDED DECEMBER 31, 2001 AND THE YEAR ENDED APRIL 30, 2000 AND 2001 (IN THOUSANDS OF US$)

                                                                                     Accumulated
                                   Common Stock                                        Other        Retained
                              ----------------------   Subscription     Deferred    Comprehensive   Earnings
                                Shares       Amount     Receivable    Compensation  Income (Loss)   (Deficit)
------------------------------------------------------------------------------------------------------------
Balance, April 30, 2001 ......32,193,181    $ 22,394      $  (310)      $    (38)    $    (708)     $(19,127)

Shares issued pursuant to
conversion of long-term debt . 2,000,000       1,500            -              -             -             -

Options issued below market
value ........................         -         504            -           (130)            -             -

Cash received on
subscriptions receivable .....         -          15          310              -             -             -

Share issue costs pursuant
to reorganization ............         -        (225)           -              -             -             -

Movement in other
comprehensive income (loss)
- foreign currency
translation adjustments ......         -           -            -              -          (263)            -

Net loss for the eight
months ended December 31, 2001         -           -            -              -             -        (2,236)
------------------------------------------------------------------------------------------------------------

Balance, December 31, 2001 ...34,193,181    $ 24,188      $     -       $   (168)    $    (971)     $(21,363)
============================================================================================================

                             The accompanying notes are an integral part of
                                these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN THOUSANDS OF US$)

                                                 EIGHT MONTHS   EIGHT MONTHS
                                                    ENDED           ENDED      YEAR ENDED   YEAR ENDED
                                                 DECEMBER 31,   DECEMBER 31,    APRIL 30,    APRIL 30,
                                                     2001           2000          2001         2000
------------------------------------------------------------------------------------------------------
                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
     Loss for the period .........................$   (2,236)   $   (2,715)    $ (16,756)   $  (3,255)
     Adjustments to reconcile net income
      (loss) to net cash provided by
      operating activities:
        Depreciation and amortization ............     1,745         1,748         2,610        1,665
        Amortization of deferred website costs ...         -             -             -          159
        Amortization of software development costs         -             -             -          611
        Option based compensation expense ........         -             -            22            -
        Deferred income tax ......................         -             -             -          150
        Write-off of long-term receivable ........         -             -         1,512            -
        Gain (Loss) on disposal of fixed assets ..        14             -             -       (1,562)
        Deferred compensation ....................       374             -             -            -
     Change in current assets and liabilities-
        Decrease (increase) in reserves with
         credit card processors ..................     1,231           810            94       (2,520)
        Decrease in accounts receivable
         and employee loans and advances .........    (1,047)       (2,103)          515          242
        Decrease (increase) in prepaid
        expenses and Deposits ....................       202           (29)          (39)        (384)
        Decrease (increase) in other assets ......        53           736         1,049           75
        Increase in accounts payable and
        accrued liabilities ......................    (4,395)       (1,520)        6,368        3,687
        (Decrease) in income taxes payable .......         -             -             -         (268)
        Increase in funds held on deposit ........    (1,411)          475         1,334        1,129
        Increase (decrease) in deferred revenue          110           (35)         (137)        (286)
------------------------------------------------------------------------------------------------------

         Net Cash Used in Operating Activities ...    (5,360)       (2,633)       (3,428)        (557)
------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTMENT ACTIVTIES

     Purchase of capital assets, net .............      (653)       (1,987)       (2,205)      (4,428)
     Transfer from (to) restricted cash ..........     3,925          (400)        3,040       (7,173)
     Proceeds from sale of on-line
     entertainment assets ........................         -             -             -        1,944
     Proceeds from sale of marketing assets ......         -             -             -          109
------------------------------------------------------------------------------------------------------
        Net Cash Provided by (Used in)
        Investing Activities) ....................$    3,272    $   (2,387)    $     835    $  (9,548)
------------------------------------------------------------------------------------------------------

                             The accompanying notes are an integral part of
                                these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
(IN THOUSANDS OF US$)

                                                 EIGHT MONTHS   EIGHT MONTHS
                                                    ENDED           ENDED      YEAR ENDED   YEAR ENDED
                                                 DECEMBER 31,   DECEMBER 31,    APRIL 30,    APRIL 30,
                                                     2001           2000          2001         2000
------------------------------------------------------------------------------------------------------
                                                                (UNAUDITED)
CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from subscription receivable .......$      325    $       34     $       -    $       -
     Increase in long-term receivable ............         -             -             -       (2,053)
     Payments received on long-term receivable ...         -           481           493            -
     Proceed from issuance of shares .............         -           192           192       13,559
     Proceeds from note payable ..................         -         1,500         1,500            -
     Principal repayment under capital lease
     obligations .................................      (286)         (438)         (625)        (471)
------------------------------------------------------------------------------------------------------
     Net Cash Provided by Financing Activities ...        39         1,769         1,560       11,035
------------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATES ON CASH .................      (263)         (249)         (433)          54
------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENT DURING THE PERIOD ...................    (2,312)       (3,500)       (1,466)         984
------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ...     4,518         5,984         5,984        5,000
------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD .........$    2,206    $    2,484     $   4,518    $   5,984
======================================================================================================
Other non-cash transactions:
    Leased assets acquired .......................$        -    $      959     $   1,001    $     732
    Compensation from options issued below
     market Value ................................$        -    $        -     $      59    $       -

Supplementary cash flow information:
    Interest paid ................................$        -    $        -     $     158    $      84
    Income tax paid ..............................$        -    $        -     $       -    $     128

                             The accompanying notes are an integral part of
                                these consolidated financial statements.

NOTE 1 - NATURE OF BUSINESS AND BASIS OF PRESENTATION

On May 25, 2001, pursuant to an Agreement and Plan of Reorganization executed on May 17, 2001, Starnet Communications International Inc. ("Starnet") became a direct, wholly-owned subsidiary of World Gaming Plc ("World Gaming" or the "Company"), a company organized in England and Wales for the purpose of facilitating a new holding company structure. As part of the reorganization, World Gaming established December 31 as its year end. (See Note 16 to the consolidated financial statements for further discussion on the reorganization).

Starnet Systems International Inc., a subsidiary of the Company incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Inphinity Interactive Inc., a wholly-owned subsidiary of the Company develops gaming software and web pages. The Company's Internet casino, which targets only customers outside North America, is operated by its subsidiary, World Gaming Services, Inc., also incorporated and operating out of Antigua.

NOTE 2 - ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is set out below:

a. Basis of Presentation

The consolidated financial statements include the accounts of the Company and all its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Unless otherwise stated, all amounts are in thousands of US Dollars. The Company has 12 subsidiaries which have been listed below:

WG International Limited (incorporated in UK)
World Gaming Europe Limited (incorporated in UK)
Starnet Communications International, Inc. (incorporated in Delaware, USA) Starnet Systems International Inc. (incorporated in Antigua)
EFS International Inc. (incorporated in Antigua)
EFS USA Inc. (incorporated in Nevada, USA)
EFS Australia Pty Ltd. (incorporated in Australia)
EFS St. Kitts Inc. (incorporated in St. Kitts)
Inphinity Interactive Inc. (incorporated in Canada)
602662 British Columbia Ltd. (incorporated in Canada)
World Gaming Services Inc. (incorporated in Antigua)
Starnet Communications Canada Inc. (incorporated in Canada)
WorldBroadcasts.com, Inc.

All monetary amounts are stated in thousands of US Dollars with the exception of per share amounts or unless stated otherwise.

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

c. Capital Assets

Property and equipment are recorded at cost and are depreciated or amortized using the straight-line method over the estimated useful life of the assets at the following rates:


                    Furniture and fixtures ........  3 years
                    Computer hardware and equipment  3 years
                    Computer software .............  3 years
                    Automobiles ...................  4 years


Leasehold improvements are amortized over the term of the related lease using the straight-line method.

One-half of the normal depreciation rate is applied in the year of acquisition or capitalization of the capital assets.

d. Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash on hand, balances with banks, available balances with credit card processors and investments in money market instruments. Included in cash and cash equivalents are term deposits of $650 which mature from January 29, 2002 to March 12, 2003.

e. Foreign Currency Translation

All transactions in currencies other than the United States dollar during the year are translated at the exchange rates on the transaction dates. Monetary assets and liabilities denominated in a foreign currency are translated at the prevailing year-end rates of exchange. Exchange gains or losses are included in the consolidated statements of operations and other comprehensive income (loss). The financial statements of all subsidiaries expressed in currencies other than the United States dollar are translated into US dollars. All assets and liabilities are translated at the exchange rate on the balance sheet date and all revenues and expenditures are translated at the average rate for the year. Translation adjustments are reflected as a separate component of stockholders' equity.

In accordance with SFAS No. 95, "Statement of Cash Flows," the cash flows of the Company's foreign subsidiaries are translated using the weighted average exchange rates during the respective period. As a result, amounts in the statement of cash flows related to changes in asset and liabilities will not necessarily agree with the changes in the corresponding balances on the balance sheet which were translated at the exchange rate at the end of the period. The effect of exchange rate changes on foreign cash and cash equivalents is reported as a separate element of the statement of cash flows, if significant

f. Leases

Leases which transfer substantially all of the benefits and risks of ownership are recorded as the acquisition of assets and incurrence of obligations. Under this method of accounting, both assets and obligations, including interest thereon, are amortized over the life of the lease.

g. Advertising

The Company expenses the costs of advertising as incurred. During the eight months ended December 31, 2001 and the years ended April 30, 2001 and 2000, the Company expensed $ 234, $1,521, and $902, respectively of advertising costs.

h. Net Earnings (Loss) Per Common Share

The Company has adopted Statement of Financial Accounting Standards No. 128 ("FAS 128") regarding the determination and disclosure of earnings (loss) per share for the purpose of preparing its financial statements. The calculations of net earnings (loss) per common share are based upon the weighted average number of common shares of the Company outstanding during each year. The adoption of FAS 128 has no impact on previously reported information. Diluted earnings
(loss) per share is not presented because of the anti-dilutive nature of the net loss for each period presented.

i. Stock Options

As permitted by FASB Statement 123 "Accounting for Stock Based Compensation" (SFAS No. 123), the Company elected to measure and record compensation cost relative to employee stock option costs in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations and make proforma disclosures of net income and earnings per share as if the fair value method of valuing stock options had been applied. Under APB Opinion 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

j. Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

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

l. Pronouncements Issued and Not Yet Adopted

In July, 2001, the Financial Accounting Standards Board issued two statements - Statement 141, BUSINESS COMBINATIONS, and Statement 142, GOODWILL AND OTHER INTANGIBLE ASSETS, which will potentially impact the Company's accounting for its intangible assets.

Statement 141:
        o Eliminates the pooling method for accounting for business combinations.
        o Requires that intangible assets that meet certain criteria be reported separately from goodwill.
        o Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

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

m. Reclassifications

Certain prior year amounts have been reclassified to conform to the December 31, 2001 presentations.

n. Software Development Costs
The Company applies the provisions of SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". During the eight months ended December 31, 2001, the Company was completing the development of the following products:

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

Wireless Casino/Sportsbook

The Company has announced its intention to expand its product line into wireless delivery systems facilitated by extensive cellular networks globally. As such, it entered into an agreement with a wireless software company, Sona Innovations Inc., to develop wireless blackjack, slots and Sportsbook for Palm and Windows CE devices. The wireless strategy also extends to I-mode phones currently experiencing wide-spread adoption in Japan and other Pacific Asia markets.

Sports Betting

In addition to maintenance of the current turnkey Sportsbook product, Inphinity is developing new proprietary sports betting software. This sports betting software encapsulates the Company's current Sportsbook features, provides additional Sportsbook betting options that are geographically specific and new products such as pools and pari-mutuels. In addition, the new product will allow for a variety of operational flexibility for licensees. The launch, which is dependent on successful testing, is targeted for the first quarter of 2002.

o. Long-lived assets

In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, long-lived assets, including goodwill associated with other long-lived assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Any changes in estimated useful life are recorded prospectively and any impairment adjustments are recorded as expense in the period the impairment occurs. The amount of any impairment considered necessary would be determined by comparing the book value of the net assets in the applicable line of business to fair value using methods such as the present-value of estimated future cash flows, sale value or other valuation methodologies available at the time, depending on the stage of development of the line of business and the Company's intentions at the time an impairment adjustment was considered necessary.

p. Unaudited Information

The consolidated financial statements for the period ended December 31, 2000 has been prepared by management without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present the information have been made.

q. Reclassifications

Certain balances for the years ended April 30, 2001 and 2000 have been reclassified to conform to current year presentation.

NOTE 3 - RESERVES WITH CREDIT CARD PROCESSORS

Reserves with credit card processors consist of rolling reserves held by merchant banks awaiting transfer to the Company's bank accounts. At December 31, 2001 and April 30, 2001, the balance of these reserves was $2,532 and $3,763, respectively.

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:


                                          December 31, 2001    April 30, 2001
                                          -----------------    --------------
    Amounts due from licensees ...........     $ 3,074             $ 1,596
    Income tax receivable (Note 13) ......         123                 123
    Other ................................         284                 648
    Less: allowance for bad debts ........        (890)               (891)
                                               -------             -------
                                               $ 2,591             $ 1,476
                                               =======             =======

NOTE 5 - DEFERRED GAMING LICENSE COSTS

                                          December 31, 2001    April 30, 2001
                                          -----------------    --------------
    Antigua ..............................       $    -           $   300
    Curacao ..............................          109                 -
                                                 ------           -------
                                                 $  109           $   300
                                                 ======           =======

Deferred gaming license costs related to amounts paid to the Antiguan government for the purchase of casino licenses were $300 at April 30, 2001. These licenses had been held for sale to prospective licenses. Subsequent to April 30, 2001, all of the remaining gaming licenses were sold. During the fiscal period ended December 31, 2001, the remaining deferred license costs were expensed to cost of sales.

On June 6, 2001, the Company completed its registration of a five year Master Gaming license in Curacao, costs associated with registration totaled $114. These costs will be amortized over a five year period, which is the life of the licenses. During the eight months ended December 31, 2001, the Company recorded $5 as amortization expense which was charged to operations expense.

NOTE 6 - RESTRICTED CASH

                                          December 31, 2001    April 30, 2001
                                          -----------------    --------------

Funds restricted by Canadian Authorities      $   NIL            $  3,925
                                              =======            ========

See Note 8 for further discussion on this matter.

NOTE 7 - CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation and consist of the following:

                                                           ACCUMULATED
DECEMBER 31, 2001                            COST         DEPRECIATION     NET BOOK VALUE
                                         -------------- ------------------ ---------------
Computer hardware and equipment                $ 5,382             $3,637          $1,745
Computer hardware under capital leases           1,729                792             937
Automobiles under capital leases                   114                 61              53
Leasehold improvements                             522                169             353
Furniture and fixtures                             385                218             167
Computer software                                2,386              1,529             857
Domain name                                         45                 24              21
                                         -------------- ------------------ ---------------
                                               $10,563            $ 6,430         $ 4,133
                                         ============== ================== ===============

APRIL 30, 2001                                             ACCUMULATED
                                             COST         DEPRECIATION     NET BOOK VALUE
                                         -------------- ------------------ ---------------
Computer hardware and equipment                 $5,143            $ 3,100          $2,043
Computer hardware under capital leases           1,729                298           1,431
Automobiles under capital leases                   114                 42              72
Leasehold improvements                             459                100             359
Furniture and fixtures                             352                160             192
Computer software                                2,176              1,061           1,115
Domain name                                         45                 18              27
                                         -------------- ------------------ ---------------
                                               $10,018            $ 4,779         $ 5,239
                                         ============== ================== ===============

During the eight months ended December 31, 2001, and the years ended April 30, 2001 and 2000, the Company recorded depreciation expense of $1,745, $2,610 and $1,665, respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Commitments

At December 31, 2001, the Company has entered into commitments for leases for premises. The future payments for the 12 months ended December 31 are:

                        2002                     $ 474
                        2003                       350
                        2004                       274
                        2005                       169
                        2006                        63
                                        ---------------
                                               $ 1,330
                                        ===============

At December 31, 2001, the Company has entered into employment contracts with its officers. The salary and bonus compensation resulting from these contracts are as follows:

                                                                   Potential
                                        Term of                   Bonus (as a
                                          the         Base       percentage of
   Name and Principal Position          contract    Salary($)     Base Salary)
   ---------------------------          --------    ---------     ------------
   Michael Aymong, President & CEO       2 years      $ 350        Up to 100%
   Rodney Davis, CFO and acting COO      2 years      $ 150         Up to 50%


Michael Aymong's employment with the Company began April 9, 2001. Payments due to him under his contract for housing and car allowances have not been paid since a house and car in Antigua have been provided to him. Stock options:
1,200,000 have an exercise price of $0.31, subject to a 6 month hold requirement upon exercise; 1,200,000 vest over 22 months (54,545 each month) with the exercise prices as follows: first 200,000 at $1.25, second 200,000 at $2.25, third 200,000 at $4.25, fourth 200,000 at $4.25, fifth 200,000 at $6.25, sixth
200,000 at $8.25. 400,000 options vest on April 30, 2003, and are exercisable at the closing market price on March 31, 2003. Pursuant to anti-dilution provisions of Mr. Aymong's employment agreement, he was granted 140,000 options in connection with the issuance of ordinary shares to AIM Investments Ltd., these options have vested and are exercisable at the closing market price on May 25, 2001 per share. As discussed in Note 18, Mr. Aymong resigned in June 2002.

Mr. Rodney Davis's employment with the Company began on July 7, 2001. As part of his compensation package, Mr. Davis received 250,000 options to purchase Company ordinary shares or ADRs, of which 200,000 have an exercise price of $1.34 per share and 50,000 have an exercise price of $2.25 per share. All of the options will vest ratably over a period of three years on a quarterly basis. As discussed in Note 18, Mr. Davis resigned in June 2002.

Additionally, the Company has entered into several other employment contracts with key employees and consultants which call for total payments of $256 per year through November 27, 2002.

Contingencies

Her Majesty the Queen in Right of Canada

On August 20, 1999, the Royal Canadian Mounted Police (RCMP) obtained a search warrant and searched the Vancouver, Canada offices of Starnet Communications Canada, Inc., a subsidiary of the Company. The basis for the search and continuing investigation ("the investigation") was the allegation by the RCMP that the Company and some of its officers, directors and employees were breaching certain gaming provisions contained in the Criminal Code of Canada.

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

On August 17, 2001, the Company reached a settlement with Canadian authorities whereby a subsidiary of the Company pleaded guilty to a single charge under the Criminal Code of Canada. The subsidiary was fined $100 CDN plus $15 CDN victim surcharge. As well, the Company consented to a forfeiture of restricted cash in the amount of $3,925 USD. The balance of the cash was returned to the Company, and the matter has been fully settled.

U.S. Delaware Class Action Claims

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

On June 20, 2001, the parties signed a Memorandum of Understanding (MOU) containing the essential terms of a settlement between the Company and the Class Action Plaintiffs (Class). Under the MOU, the Class will receive 1,050,000 shares of ADRs of World Gaming Plc ("Settlement Shares") with a minimum value of $1,050. If in the 10 trading days preceding the effective date of the settlement the weighted mean trading price (as calculated by a formula in the MOU) of the shares of ADRs of World Gaming is less than $1.00 per share, the Class will receive additional shares so that the value of the Settlement Shares equals $1,050. Also under the Settlement, the Company will pay certain administrative expenses, up to $50, and certain expenses incurred by Plaintiffs' Co-Lead Counsel, up to $50. The Plaintiffs have the right to conduct limited confirmatory discovery of the Company.

The settlement is conditioned upon the occurrence of several events. The parties must draft a mutually acceptable Stipulation of Settlement to be filed with the Court. The Court must give preliminary approval to the terms of the Settlement. Notice must be sent to the class members advising them of the terms of the Settlement and of their right to opt out or object to the terms of the Settlement. Finally, the Court must approve the Settlement after holding a hearing on its terms. In addition, the Settlement is conditioned on the issuance of the ordinary shares of World Gaming Plc underlying the Settlement Shares. The Company has the right under the MOU to withdraw from the Settlement in the event that members of the Class holding more than 3% of the outstanding shares of ADRs of World Gaming Plc outstanding as of the date the settlement is filed determine to opt out of the Settlement. At December 31, 2001, the Company has accrued a total of $1,200 for the estimated settlement costs.

Las Vegas Casino Inc. Lawsuit

On September 16, 1999, Las Vegas Casino Inc. ("ALVC") commenced an action against the Company, a number of its subsidiaries and various employees of the Company and its subsidiaries. LVC alleges that the Company breached and wrongfully terminated its license agreement and misappropriated $15 million ($15,000 in thousands) from LVC, and that LVC lost gambling revenues in the amount of $1 billion ($1,000,000 in thousands) as a result of the breach and wrongful termination. LVC had previously entered into a license agreement with Starnet Systems International Inc. ("Starnet Systems"). Starnet Systems terminated the license agreement because of LVC's non-payment of its royalty fees.

On July 12, 2000, the Supreme Court of British Columbia granted a stay of the lawsuit as against Starnet Systems only. Should LVC wish to proceed with its claim against Starnet Systems, it must do so through the arbitration process provided for in the software license agreement. LVC has not yet taken any steps to do so. The Company filed a motion with the Supreme Court of British Columbia to require LVC to post security for costs sought against the Company. The court denied the Company's motion of February 22, 2001, while allowing the Company the opportunity to reapply as it may wish. LVC and it's representatives failed to appear for scheduled examinations in May 2002 and the Company intends to file a motion to strike LVC's claim. At the present time, the Company believes that these allegations are without merit and management has been unable to determine the likely outcome.

Lawsuit by Former Vice President, Finance

On August 2, 2001, the former Vice President of Finance, Chris Thompson, brought a wrongful termination claim against the Company alleging that the Company breached his employment agreement and claiming damages of approximately $197. The Company believes that Mr. Thompson's allegations are without merit and intends to defend the lawsuit vigorously. The financial impact of this action, if any, cannot be determined at this time.

Lawsuit by Casino on Air World Entertainment Ltd.

In March 2002, Casino on Air World Entertainment Ltd., a former licensee of the Company, filed a lawsuit alleging breach of contract in Antigua. The amount of the claim is $1.84 million ($1,840 in thousands). The Company believe that the allegations are without merit and intends to defend the lawsuit vigorously. The Company is preparing a motion to dismiss the complaint because the license agreement requires Casino on Air to pursue their claims against the Company in arbitration in Canada. The financial impact of this action, if any, cannot be determined at this time.

White vs. Starnet Communications Canada Inc.

Mr. White, a former employee, commenced an action against a subsidiary, Starnet Communications International, Inc., in the fall of 1998. Mr. White was employed in 1996 through 1998. His employment was terminated in July of 1998. The trial is scheduled in the fall of 2003. The Company intends to defend this action vigorously and does not believe that there is merit to these claims. The Company does not believe that this action will have any significant financial impact.

Inphinity vs. Game Works Media Inc.

A subsidiary of the Company, Inphinity Interactive Inc. sued Game Works Media, Inc. and several of its former employees who were hired by Game Works Media Inc. for breach of nondisclosure and confidentiality agreements and misappropriation of trade secrets. At this point the lawsuit is in early stages of discovery. The Company believes that it has a strong case and will prevail. The financial impact of this action is not yet ascertainable.

Dispute with Cable & Wireless

The Company believes that Cable & Wireless has breached their Internet Service Agreement with the Company. The Company has sent a demand letter to that effect. Cable & Wireless has retained counsel and presently a solution to the dispute is being negotiated. If such negotiations fail, the Company will pursue its claims in court. The financial impact of this action is not yet ascertainable.

Dispute with PWR Search

A subsidiary of the Company, Inphinity Interactive Inc., retained PWR Search in the spring of 2001 to assist it in hiring a manager for its pari-mutuel business. An engagement agreement provided that certain fees and expenses of PWR would be paid regardless of PWR's performance. PWR Search failed to provide any reasonable assistance to Inphinity, and Inphinity refused to pay PWR's bill. PWR Search filed a complaint in the Court of Queen's Bench in Alberta suing for $40 CDN. Inphinity responded with its statement of defense. The Company intends to defend this lawsuit vigorously, and believes that the financial impact of that lawsuit will not be significant.

Sunrise Corporation Lawsuit

Sunrise Corporation has commenced a lawsuit against the Company in the Superior Court of Ontario. Sunrise Corporation alleges that Starnet Canada failed to make payments for the equipment leased from Sunrise Corporation. The amount of the claim is $600 CDN. The Company has not filed a response to this lawsuit and is still investigating the matter. The Company cannot ascertain at this time the merits or financial impact of this lawsuit.

The Company provides credit to its customers in the normal course of business. The Company believes that it has adequately identified and provided for each uncollectible account and has provided adequate reserves for other potentially uncollectible receivables.

The Company maintains cash accounts in foreign bank accounts. These accounts are not insured by the United States Federal Depository Insurance Corporation. However, the Company does not believe that it is subject to any adverse occurrences with regard to the cash balances.

The Company's main base of operations is in Antigua, West Indies which is a developing country. The Company believes that it has provided for adequate computer server and other backup systems to provide continuous service for its licensees and customers.

NOTE 9 - FUNDS HELD ON DEPOSIT

As of December 31, 2001, the Company held $2,041 (April 30, 2001 - $3,452) in cash representing funds held on deposit in the form of e-cash balances representing cash funds deposited by customers and players of the Company's licensees. These deposits are non-interest bearing and are repayable on demand.

NOTE 10 - CAPITAL LEASE OBLIGATIONS

At December 31, 2001, the Company had entered into capital leases for equipment and automobiles. The future payments for the 12 months ended December 31 are:

            2002............................................  $1,082
            2003............................................      24
                                                              ------
                                Total minimum lease payments   1,106
            Less  amounts  representing  interest  at  rates
            varying from 6.0% to18.0% ......................      24
                                                              ------

            Present value of minimum lease payments ........   1,082
                                                              ------
            Current portion of capital lease obligations ...  $1,058
                                                              ======

Some of the equipment leases require the Company to pledge term deposits for $NIL (April 30, 2001 - $89). The term deposits will be returned upon the expiration of the leases and are interest bearing.

The capital leases are collateralized by equipment with a net book value of $990 at December 31, 2001. Depreciation expense for the capitalized equipment was $513, $770, and $749 for the eight months ended December 31, 2001, and for the years ended April 30, 2001 and 2000, respectively. At December 31, 2001, the Company was delinquent in the payments for a majority of the capital leases, accordingly the entire portion of those capital leases are being presented as current liabilities.

NOTE 11 - NOTE PAYABLE

At April 30, 2001, the Company was obligated on a note payable to a company in the amount of $1,500 bearing interest at 8.0% per annum payable monthly with the principal balance due December 31, 2001. On May 17, 2001, the note payable was converted into two million shares of the Company's capital stock.


NOTE 12 - CAPITAL STOCK

Authorized

     100,000,000 Class A voting common shares, par value $0.001

      50,000,000 Class B nonvoting common  shares, par value $0.001

      50,000,000 Preferred shares, par value $0.001

(a) The Company had the following shares issued and outstanding:

                                            Eight months ended
                                            December 31, 2001          Year ended April 30,
                                                                               2001
                                          -----------------------    -------------------------
Outstanding Class A shares, beginning
of year .................................  32,193,181    $22,394      32,062,126     $ 22,143

Options issued below market value                            504               -           59

Shares issued pursuant to conversion
of long-term debt .......................   2,000,000      1,500               -            -

Share issue costs pursuant to the
Company's Reorganization (Note 15) ......           -       (210)              -            -

Shares issued for cash pursuant to
exercise of options .....................           -          -         131,055          192
                                          ------------ ----------    ------------ ------------

Outstanding Class A shares, end of
year ....................................  34,193,181    $24,188     32, 193,181     $ 22,394
                                          ============ ==========    ============ ============

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

A summary of the Company's stock option activity and related information follows:

                                Eight months ended
                                 December 31, 2001         Year ended April 30, 2001
                             --------------------------    ---------------------------
Outstanding at May 1 ........    7,799,457      $ 2.64         5,244,724      $  2.99
Granted .....................    4,261,408        0.98         4,296,371         2.47
Exercised ...................            -           -         (131,055)         1.47
Forfeited and adjusted ......    (266,003)        1.24       (1,610,583)         3.19
                             -------------- -----------    -------------- ------------

                                11,794,862      $ 1.98         7,799,457      $  2.64
                             ============== ===========    ============== ============

At December 31, 2001, options outstanding were as follows:

                              Options Outstanding                   Options Exercisable
                       ----------------------------------    -----------------------------------
                                    Weighted                             Weighted
                                     Average                              Average
                                    Remaining   Weighted                 Remaining   Weighted
                                   Contractual  Average      Number     Contractual  Average
  Range of Exercise    Number of      Life      Exercise     of            Life      Exercise
       Prices           Options      (Years)     Price        Options     (Years)      Price
---------------------- ----------- ------------ --------- -- ---------- ------------ -----------
$0.31 - $1.00           4,548,593      9.2       $  0.39     1,049,003      8.8         $  0.49
$1.01 - $1.50           1,577,737      7.8       $  1.36       986,900      7.2         $  1.42
$1.51 - $2.50           1,351,671      8.0       $  2.21       676,333      7.8         $  2.24
$2.51 - $5.99           3,704,297      7.9       $  3.17     2,098,359      7.8         $  3.13
$6.00 - $11.00            569,696      7.3       $  7.34       140,436      8.2         $  7.57
$11.01 - $23.06            42,868      7.0       $ 13.73        35,200      7.0        $  13.63
---------------------- ----------- ------------ ---------    ---------- ------------ -----------

$0.31 - $23.06         11,794,862      8.4       $  1.98     4,986,231      7.9         $  2.31
====================== =========== ============ =========    ========== ============ ===========

(c) Accounting for Stock Based Compensation

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

                                                      Eight months
                                                     ended December          Year ended
                                                        31, 2001           April 30, 2001
                                                    ------------------    ------------------
Net loss as reported ...............................        $ (2,236)             $(16,756)
Pro forma net loss under FAS 123 ...................        $ (4,320)             $(19,455)
Net loss per share - basic, as reported ............        $  (0.07)             $  (0.52)
Pro forma net loss per share - basic, under FAS 123         $  (0.13)             $  (0.60)

For purposes of pro forma disclosures, the estimated fair value of options granted is amortized to expense over a 2 year period. The fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

                                       December 31, 2001        April 30, 2001
                                     --------------------     ------------------
Dividend yield ......................              0%                     0%
Expected volatility .................            164%                   171%
Risk-free interest rate .............           6.43%                  5.98%
Expected lives ......................         2 years                2 years

NOTE 13 - INCOME TAXES

The Company's operations located in Canada are subject to tax to the extent that income is generated in the country. For the eight months ended December 31, 2001 and the year ended April 30, 2001, the losses related to development activities allow a recovery of tax previously paid:

                                                                          For the year
                                                Eight months ended       ended April 30,
                                                 December 31, 2001            2001
                                                --------------------    ------------------
 Tax payable (receivable) - beginning of year                 $(123)               $ (128)
 Provision for (recover of) current income tax                    -                     -
 Payments of tax                                                  -                     -
 Difference due to exchange rate                                  -                     5
                                                --------------------    ------------------

 Tax receivable - end of year (Note 4)                       $(123)               $ (123)
                                                ====================    ==================

At December 31, 2001, the Company had net operating loss carryforwards in its Canadian companies of approximately $8,055 that may be offset against future taxable income in Canada through 2008. No tax benefit has been reported in the consolidated financial statements as the Company believes that the carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount. The income tax benefit differs from the amount computed at income tax rates of approximately 45% as follows:

                                        Eight months ended   For the year ended
                                        December 31, 2001      April 30, 2001
                                        ------------------   ------------------
 Income tax benefit at statutory rate          $1,400              $ 1,465
 Change in valuation allowance                 (1,400)              (1,465)
                                        ------------------   ------------------
                                               $    -              $     -
                                        ==================   ==================

Deferred tax assets (liabilities) are comprised of the following:

                                        Eight months ended   For the year ended
                                        December 31, 2001      April 30, 2001
                                        ------------------   ------------------
 Income tax benefit at statutory rate          $3,625              $ 2,225
 Change in valuation allowance                 (3,625)              (2,225)
                                        ------------------   ------------------
                                               $    -              $     -
                                        ==================   ==================

NOTE 14 - SALE OF BUSINESS SEGMENTS

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

          Total consideration                  $ 109
          Net book value of assets sold          109
                                          -----------
          Net gain or loss                     $   -
                                          ===========

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

On August 28, 2001 our subsidiary, Starnet Canada, filed a complaint against Wiremix Media Inc. in Vancouver, Canada for approximately $155 CDN due under an asset purchase agreement dated February 18, 2000. Under the asset purchase agreement, Wiremix Media purchased certain assets from Starnet Canada. Wiremix Media filed its answer to Starnet Canada's complaint and filed a separate action in Vancouver, Canada on October 1, 2001 against another of our subsidiaries, Starnet Systems, for a breach of contract. In its lawsuit, Wiremix Media alleges that Starnet Systems arbitrarily terminated a marketing and consulting agreement with Wiremix, pursuant to which Wiremix was to provide Internet marketing services to Starnet Systems, and claims damages of approximately $2 million remaining under the contract. The Company intends to prosecute our claim against Wiremix Media. The Company believes that Wiremix Media's allegations are without merit and intends to defend the lawsuit vigorously. The financial impact of these actions, if any, cannot be determined at this time. All receivables related to the sale of the business segments have been fully allowed for as of April 30, 2000.

The following is a summary of the discontinued operations:

                                Eight months    For the year   For the year
                               ended December   ended April    ended April
                                  31, 2001        30, 2001       30, 2000
                               --------------   ------------   ------------
Sales                              $     -         $    -        $   2,705
Cost of sales                            -              -            1,586
General and administrative               -              -            1,175
Depreciation and amortization            -              -              299
                               --------------   ------------   ------------
Income  (loss) from
discontinued operations            $     -         $    -        $   (355)
                               ==============   ============   ============

No income tax expense or benefit has been attributed to the discontinued operations.

NOTE 15 - RESTRUCTURING OF OPERATIONS

In January 2001, the Company terminated 26 employees at a cost of $299 at its development office in Vancouver, Canada. The employees affected were in the areas of management, administration, and operational support. In April 2001, the Company restructured its operations in both St. John's, Antigua and Vancouver, Canada to decrease its costs by reducing inefficiencies and eliminating duplicated functions. Reductions in staff were made throughout the organization and included management and administration, sales, marketing, development, and operations. A total of 29 staff were terminated, 11 in Antigua and 18 in Canada, for a total cost of $1,179. The Company has accrued a further $58 for costs associated with downsizing the physical requirements of the reduced staffing levels. Of the total amount expensed, $1,276 remains accrued at April 30, 2001 and is included in the accounts payable and accrued liabilities. The balance remaining unpaid at December 31, 2001 is $NIL.

NOTE 16 -  CORPORATE REORGANIZATION

On May 25, 2001, pursuant to an Agreement and Plan of Reorganization executed on May 17, 2001 ("Reorganization Agreement"), Starnet Communications International Inc. ("Starnet") became a direct, wholly-owned subsidiary of World Gaming Plc ("World Gaming"), a company organized in England and Wales for the purpose of facilitating the reorganization of Starnet into a new holding company structure ("Reorganization"). In the Reorganization, each share of Class A common stock of Starnet issued and outstanding was converted into one American Depositary Receipts of World Gaming ("ADR"), where each ADR represents one ordinary share of World Gaming. The Reorganization has effected by merging a newly-formed direct, wholly-owned Delaware subsidiary of World Gaming with and into Starnet with Starnet surviving. As part of the reorganization, World Gaming established December 31 as its year end.

NOTE 17 - MAJOR CUSTOMERS

Pertinent details of the gross sales to major customers during the eight months ended December 31, 2001 are as follows:

                                        PERCENT GROSS
       CUSTOMERS         GROSS SALES        SALES
       ----------      --------------- ---------------
       Customer A         $   5,726             47%
       Customer B             1,447             12%
       Customer C             1,150              9%
                       --------------- ---------------

                         $   8,299             68%
                       =============== ===============

NOTE 18 - SUBSEQUENT EVENTS

On February 18, 2002, the Company signed a letter of intent with Octagon Capital Corporation with respect to a proposed two stage offering comprised of Loan Notes and Options issued by World Gaming plc. subject to certain terms and conditions. Under the terms of the proposed financing, Octagon capital will assist the Company in raising up to $7 million in a private placement of 7,000 units. Each Unit will consist of: (a) $1 principal amount of loan notes ("Notes") and, (b) the number of options ("Options") equal to 30% of the principal amount of the Note divided by the 30-day weighted average closing price of WGMGY American Depositary Receipts ("ADRs") immediately prior to the date of closing of this issue.

The proposed financing with Octagon Capital is subject to completion of due diligence and negotiation and execution of definitive agreements acceptable to World Gaming plc. and Octagon Capital Corporation. Accordingly, at December 31, 2001, the Company had incurred $100 in financing costs.

Subsequent to December 31, 2001, two members of the Company's board of directors resigned including the chairman of the board. In June 2002, the Company's chief executive officer and acting chairman of the board, along with the chief financial officer resigned. Additionally, an interim chief executive officer served from June 2002 to July 2002 before resigning. A new interim chief executive officer has been appointed.

NOTE 19- GOING CONCERN

The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has accumulated significant losses, has negative working capital, and a deficit in stockholders' equity. All of these items raise substantial doubt about its ability to continue as a going concern. The Company has implemented measures to greatly reduce operating costs. Among these measures are efforts to eliminate non-value-added expenses through the consolidation of operations at one primary location and a significant reduction in the company's work force. The Company is also converting its sales staff from a direct sales force to a business development group which will focus primarily on developing the Company's existing client base. In addition to these measures, the Company intends to continue to seek out additional financing.