Form 20-F
period 2002-12-31
WORLD GAMING PLC
filed 2003-06-30
CIK 1126599

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

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-32793
                                WORLD GAMING PLC
             -------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                England and Wales
                 (Jurisdiction of Incorporation or Organization)
                                47 Castle Street
                                Reading, England
                     Tel: (268) 480-1650 Fax: (268) 480-1656
                    (Address of Principal Executive Offices)

         Securities registered pursuant to Section 12(b) of the Act: NONE

         Securities registered pursuant to Section 12(g) of the Act: Ordinary Shares, nominal value (pound)0.002 per share, represented by American Depositary Shares evidenced by American Depositary Receipts.

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act: NONE

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2002, the Registrant had 34,193,182 Ordinary Shares issued and outstanding, nominal value (pound)0.01 per share.

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]  No  [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow.

[X] Item 17     [ ] Item 18

================================================================================

                                                  WORLD GAMING PLC

                                             ANNUAL REPORT ON FORM 20-F
                                     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                                  TABLE OF CONTENTS
Certain Definitions and Conventions...............................................................................1

Special Note Regarding Forward-Looking Statements.................................................................1

PART I............................................................................................................2

   Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.................................................2

   Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE...............................................................2

   Item 3.  KEY INFORMATION.......................................................................................2
             Selected Financial Data..............................................................................2
             Risk Factors.........................................................................................3

   Item 4.  INFORMATION ON THE COMPANY...........................................................................11
             History and Development.............................................................................11
             Our Operations......................................................................................12
             Restructuring of Operations.........................................................................13
             Business Strategy...................................................................................14
             Marketing...........................................................................................14
             Competitive Environment.............................................................................15
             Intellectual Property...............................................................................15
             Technology..........................................................................................15
             Products and Services...............................................................................17
             Gaming Products Under Development...................................................................18
             Our Licensees.......................................................................................19
             Organizational Structure............................................................................20
             Government Licensing and Regulation and Related Risks...............................................22
             Property, Plants and Equipment......................................................................24

   Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................................................24
             Change in Fiscal Year...............................................................................25
             Results of Operations...............................................................................25
             Operating Results for Fiscal 2002...................................................................26
             Operating Results for Fiscal 2001...................................................................28
             Liquidity and Capital Resources.....................................................................29
             Research and Product Development....................................................................31
             Trend Information...................................................................................31

   Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................................................31
             Directors and Senior Management.....................................................................31
             Background Information Concerning Directors.........................................................32
             Background Information Concerning Senior Management and Certain Key Employees.......................33
             Compensation........................................................................................34
             World Gaming plc 2001 Share Option Plan.............................................................38
             Board Practices.....................................................................................39
             Committees of the Board of Directors................................................................39
             Employees...........................................................................................40
             Share Ownership of Senior Management and Directors..................................................40


                                                         i

   Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................................................41
             Major Shareholders..................................................................................41
             Related Party Transactions..........................................................................42

   Item 8.  FINANCIAL INFORMATION................................................................................43
             Consolidated Financial Statements...................................................................43
             Legal Proceedings...................................................................................43
             Dividend Policy.....................................................................................45
             Significant Changes.................................................................................45

   Item 9.  THE OFFER AND LISTING................................................................................45
             Nature of Trading Market............................................................................45
             Registrar, Transfer Agent and Depositary............................................................47

   Item 10.  ADDITIONAL INFORMATION..............................................................................47
             Memorandum of Association and Articles of Association...............................................47
             Board Action and Powers.............................................................................47
             Description of Share Capital........................................................................49
             Exchange Controls and Other Limitations Affecting Security Holders..................................54
             Change of Control...................................................................................54
             Material Contracts..................................................................................54
             Employment and Consulting Agreements................................................................57
             Taxation............................................................................................61
             United Kingdom Tax Consequences.....................................................................61
             United States Federal Income Tax Consequences.......................................................65
             Tax Consequences for U.S. Holders...................................................................65
             Tax Consequences for Non-U.S. holders...............................................................71
             Taxation of the Company.............................................................................72
             Documents on Display................................................................................72

   Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........................................72

   Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............................................73

PART II..........................................................................................................73

   Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES......................................................73

   Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS........................73
             Material Modifications to the Rights of Security Holders............................................73
             Use of Proceeds from Offering.......................................................................73

   Item 15.  CONTROLS AND PROCEDURES.............................................................................73

PART III.........................................................................................................74

   Item 17.  FINANCIAL STATEMENTS................................................................................74

   Item 18.  FINANCIAL STATEMENTS................................................................................74

   Item 19.  EXHIBITS............................................................................................74


                                                        ii

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

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

         The data below should be read in conjunction with "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS" and our audited consolidated financial statements and notes relating thereto appearing elsewhere in this annual report, and which have been audited by our independent auditors, Baker Tilly, as of and for the year ended December 31, 2002; by HJ & Associates, our prior independent auditors as of and for the eight months ended December 31, 2001 and as of and for the years ended April 30, 2001 and 2000; and by Ernst & Young, our prior independent auditors, as of and for the year ended April 30, 1999. The selected financial data for the financial years ended April 30, 2000, 1999 and 1998 is derived from the financial statements of our subsidiary Starnet, which we acquired subsequent to the fiscal year ended April 30, 2001 pursuant to a holding company reorganization.

         The data below, except for per share information, is in thousands of U.S. dollars.

                                                     EIGHT MONTHS
                             FOR THE YEARS ENDED        ENDED
                                DECEMBER 31,         DECEMBER 31             FOR THE YEARS ENDED APRIL 30,
                            ---------------------     --------     -----------------------------------------------
                              2002         2001*        2001         2001         2000         1999         1998
                                       (UNAUDITED)
                            --------     --------     --------     --------     --------     --------     --------
STATEMENT OF OPERATIONS
   DATA:
Net sales ..............    $ 16,777     $ 18,175     $ 12,107     $ 20,153     $ 17,881     $  6,255     $    257
Income (loss) from
   operations ..........      (5,410)     (16,465)      (2,371)     (17,019)      (4,886)       1,004         (746)
Income (loss) from
   continuing operations      (5,318)     (16,277)      (2,236)     (16,756)      (4,462)       1,031         (818)
Income (loss) from
   operations per share        (0.16)       (0.49)       (0.07)       (0.52)       (0.17)        0.04        (0.04)
Income (loss) from
   continuing
   operations per share        (0.16)       (0.50)       (0.07)       (0.52)       (0.16)        0.04        (0.04)
Basic Income (loss) ....       (0.16)       (0.50)       (0.07)       (0.52)       (0.12)       0.094       (0.054)
Weighted average number
   of shares (in
   thousands) ..........      34,193       33,442       33,997       32,201       29,625       22,952       21,003
Diluted earnings per
   share ...............    $      -     $      -     $      -     $      -     $      -     $   0.08     $      -
Cash dividends declared
   per common share ....    $      -     $      -     $      -     $      -     $      -     $      -     $      -

__________

* IN CONNECTION WITH THE COMPANY'S HOLDING COMPANY REORGANIZATION ON MAY 17, 2001, THE COMPANY CHANGED ITS FISCAL YEAR END FROM APRIL 30 TO DECEMBER 31. ALTHOUGH THE COMPANY HAS INCLUDED FINANCIAL INFORMATION FOR THE YEAR ENDED APRIL 30, 2001 AND EIGHT MONTHS ENDED DECEMBER 31, 2001, THE COMPANY HAS ALSO INCLUDED UNAUDITED FINANCIAL INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2001 FOR COMPARATIVE PURPOSES.

         Selected balance sheet data as at December 31 and April 30 for the years indicated (in thousands of U.S. dollars):

                       AS OF DECEMBER 31,               AS OF APRIL 30,
                      -------------------   ------------------------------------
                        2002        2001      2001      2000      1999     1998
                      --------    -------   -------   -------   -------   ------
BALANCE SHEET DATA:
Total assets ......   $  8,377    $12,181   $20,188   $27,983   $13,439   $3,275
Net assets ........     (3,545)     1,686     2,211    19,376     9,420    1,298
Debt obligations ..      3,804      1,083     2,784       979       818      419
Capital stock .....     24,192     24,188    22,394    22,143     8,584    2,421

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

         WE HAVE EXPERIENCED NET LOSSES IN THE PAST.

         We have experienced net losses from continuing operations of approximately $5.2 million for the year ended December 31, 2002. Our independent auditors have noted that we have accumulated significant losses, have negative working capital and a deficit in stockholders' equity, all of which the independent auditors believe raises concern about our ability to continue as a going concern. Future performance will depend in part, on the amount and rates of growth in our net revenue from licensing of our gaming software products and, on management's ability to control our operating expenses. In addition, our future success will depend upon many factors, including those which may be beyond control or which cannot be predicted at this time, such as the emergence of additional competitors, further downturn in the global economy, emergence of new technologies and changes in governmental regulations. As a result of these and other factors, there can be no assurance that we will achieve profitability.

         WE HAVE ONE CUSTOMER WHO ACCOUNTS FOR A SUBSTANTIAL PORTION OF OUR REVENUES, AND THE LOSS OF THIS CUSTOMER WOULD SIGNIFICANTLY IMPACT OUR CASH FLOW.

         The Company's largest licensee accounts for 67% of the Company's consolidated revenues for the year ended December 31, 2002. The loss of this licensee would materially and adversely affect the Company's business, financial condition, results of operations and cash flow.

         WE MAY NEED ADDITIONAL FINANCING AND THERE IS NO ASSURANCE IT CAN BE OBTAINED.

         Although we have recently completed a financing on April 4, 2003 which was subsequent to the fiscal year ended December 31, 2002, we continue to have insufficient capital to meet our future development plans for new gaming products, and management believes the Company may require an inflow of additional capital or financing. There can be no assurance that any such capital or additional financing will be available on terms acceptable to us, or at all. Any such additional financing, if available, could result in further dilution of the equity interests of existing shareholders. If additional financing is not available, we are not certain whether we will have sufficient cash flow and expense flexibility to bring us into a positive cash flow position and continue to improve our products.

         WE HAVE BEEN INVOLVED IN CIVIL AND IN THE PAST CRIMINAL LITIGATION, WHICH HAS RESULTED IN SIGNIFICANT EXPENSES AND OTHER CONSEQUENCES.

         We are presently involved in several significant lawsuits. We could lose these pending lawsuits and be subject to significant damages. We have also defended ourselves against a class action lawsuit that alleged that Starnet knowingly made material misrepresentations regarding the nature and inherent risks of Starnet's business in filings to the United States Securities and Exchange Commission, press releases and other public statements. In accordance with a court-approved settlement of the class action lawsuit, we issued 6,506,204 American Depositary Shares in March 2003. There is a risk that the Company or its subsidiaries could be subject to similar lawsuits or government actions in the future. (See Item 8. LEGAL PROCEEDINGS and see also Item 4. GOVERNMENT REGULATION AND RELATED RISKS).

         WE HAVE EXPERIENCED TURNOVER AMONG OUR SENIOR MANAGEMENT AND DIRECTORS.

         Several of our senior management including the Chairman of the Board, the Chief Executive Officer, and the Chief Financial Officer have recently resigned during the first five months of 2003. Effective in April 2003, an aggregate of four new members were added to the Board of Directors as well as a new Chief Executive Officer. During June 2003, one of the recent additions to the Board of Directors resigned. Such senior management turnover may affect our earnings, product development schedules, and relationships with our customers and licensees. While we believe otherwise, there is a risk that we will continue to experience the senior management turnover and would not be able to attract and keep the experienced senior personnel necessary for our stability and development.

         THE INTERNET GAMING INDUSTRY MAY BE SENSITIVE TO ECONOMIC CONDITIONS.

         The Internet gaming industry is relatively new and there is insufficient history for us to predict the impact that changes in economic conditions will have on our business over extended time. Although it is likely that a downturn in the economy may have a negative impact on our revenues, the extent of such impact is uncertain. The U.S. economy and the economy of many other nations are in recession. If consumer confidence does not rise and the economies of the U.S. and other nations continue to experience further recession or deflation and do not show signs of recovery in the near future, we could lose a significant portion of our business and revenues.

         WE MAY BE SUBJECT TO REGULATION OR PROHIBITION OF INTERNET GAMING IN CERTAIN JURISDICTIONS, INCLUDING THE UNITED STATES, WHICH COULD HAVE A SIGNIFICANT ADVERSE EFFECT ON OUR BUSINESS.

         The licensees of our software products, and our company itself, are subject to applicable laws in various jurisdictions. As companies and consumers involved in Internet gaming are located around the globe, including the end-users of our licensees, there is uncertainty regarding exactly which governments have jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. Such issues have not been tested by the courts of jurisdictions in which the company conducts its business. The uncertainty surrounding the regulation of Internet gaming could have a material adverse effect on our business, revenues, operating results and financial condition.

         There is a risk that criminal and civil proceedings could be initiated in various jurisdictions against our licensees, or even the Company, and such proceedings could involve substantial litigation expense, penalties, fines, diversion of the attention of key executives, injunctions or other prohibitions being invoked against our licensee or us. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition. In addition, as electronic commerce develops further, it may generally be the subject of government regulation including taxation which could impact our financial position. Also, current laws that pre-date or are incompatible with Internet electronic commerce may be enforced in a manner that restricts the electronic commerce market. Any such developments could have a material adverse effect on our business, revenues, operating results and financial condition.

         The Company and the industry as a whole are under threat from certain factions within the U.S. Congress that seek to ban certain Internet gambling. Although many of the prior attempts to enact legislation have failed, on 10 June 2003, the Unlawful Internet Gambling Funding Prohibition Act (HR 2143) was passed by the U.S. House of Representatives. This bill was introduced by Rep. Spencer Bachus, (R-Ala) with the intent of making it illegal to use credit cards, wire transfers and other banking instruments to deposit into accounts for Internet gambling activities. The legislation has now moved to the U.S. Senate for consideration. IF THIS LEGISLATION PASSES AND BECOMES LAW, IT WOULD HAVE AN IMMEDIATE DETRIMENTAL EFFECT ON THE INDUSTRY AND WOULD POSE A SERIOUS THREAT TO THE COMPANY'S CONTINUED OPERATION. (See Item 4. GOVERNMENT LICENSING AND REGULATION AND RELATED RISKS; and Item 8. LEGAL PROCEEDINGS.)

         WE FACE SIGNIFICANT COMPETITION AND THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO COMPETE.

         The Internet entertainment industry involves rapid technological change and is characterized by intense and substantial competition. Many of our competitors are well established, substantially larger and have substantially greater resources than we do. It is also likely that other competitors offering gaming software technology will emerge in the future. Additionally, we will have to compete with other companies that have greater market recognition, greater resources and broader distribution capabilities than us. Increased competition by existing and future competitors could materially and adversely affect our business, financial condition and results of operations.

         OUR SOFTWARE AND HARDWARE SYSTEMS MAY FACE PROBLEMS IF THE VOLUME OF USAGE INCREASES.

         The performance of our online services is critical to our reputation and to achieving market acceptance. Any system failure, including network, software or hardware failure, that causes interruption or an increase in response time of our online services provided to our licensees could result in decreased usage of our services and, if sustained or repeated, could reduce the attractiveness of our online services to our clients. An increase in the volume of usage of online services could strain the capacity of the software or the hardware employed, which could lead to slower response time or system failures, thereby adversely affecting our revenues.

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

         Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors ("bugs") that could cause system failures when introduced. We are also dependent upon search engines, web browsers, Internet service providers ("ISPs") and online service providers ("OSPs") to provide Internet users access to our web sites. Our clients may experience difficulties accessing or using our web sites due to system failures or delays unrelated to our systems. We do not carry business interruption insurance to compensate us for these types of losses.

         OUR COMPUTER SYSTEMS FACE ONLINE SECURITY RISKS.

         Despite the implementation of security measures by the Company, our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. For example, given the content of our web sites, there is an incentive for "hackers" to penetrate our network security. A party that is able to circumvent security measures could misappropriate proprietary information and, perhaps, most critically, cause interruptions in our operations. ISPs and OSPs have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. We may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. There can be no assurance that any measures implemented will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to clients accessing our web sites, which could have a material adverse effect on our business, results of operations and financial condition.

         OUR LICENSEES RELY ON CREDIT CARDS FOR A SUBSTANTIAL PORTION OF THE DEPOSITS BY THEIR CUSTOMERS.

         We derive most of our revenues from the revenues of our licensees, which are directly dependent on the amounts of funds deposited by their customers. A substantial portion of these deposits are made by credit cards. Many issuing banks of major credit cards (i.e., Visa and MasterCard) such as MBNA, Bank of America, Chase Manhattan Bank and Citibank have announced that they will decline authorization to U.S. persons who try to use their credit cards for online gaming. Non-U.S. Banks processing the online gaming transactions can become targets of U.S. criminal proceedings under the newly enacted Patriot Act. The jurisdiction of the United States, under the Patriot Act, now extends to all non-U.S. banks that have correspondent accounts in the United States. The United States can freeze the non-U.S. bank's U.S. correspondent account, if that bank is processing U.S. gaming transactions or holding operating funds or the profits of an operator accepting U.S. wagers, because the U.S. Department of Justice currently views all offshore gaming funds as tainted, and all offshore gaming as illegal. This creates a serious disincentive to the banks to process online gaming transactions and adversely impacts the revenues of our licensees.

         Additionally, many banks currently will not process transactions with the industry code for Internet gaming when the credit card is not physically presented to the merchant, due to the perceived increased risk of charge-backs by end users for reasons including card sequencing and unauthorized use of credit card. If additional issuing banks also decide not to process such transactions, this will make it more difficult for customers to deposit funds for betting. This would likely lead to lower revenues for the licensees and consequently would have a negative effect on our royalty revenues.

         THE MARKET FOR INTERNET SERVICES IS IN A STATE OF RAPID TECHNOLOGICAL CHANGE AND WE MAY NOT BE ABLE TO KEEP UP.

         The market for Internet services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require us to effectively use leading technologies, continue to develop our technological expertise, enhance our current services and continue to improve the performance, features and reliability of our web sites. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures to modify or adapt our web sites. There can be no assurance that we will be successful in responding quickly and sufficiently to these or other such developments which could have a material adverse effect on our business, results of operations and financial condition.

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

         WE HAVE LIMITED INTELLECTUAL PROPERTY PROTECTION AND THERE IS RISK THAT OUR COMPETITORS WILL BE ABLE TO APPROPRIATE OUR TECHNOLOGY.

         We regard our proprietary software, trade secrets and similar intellectual property as critical to our success. In that context, we rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions. There is no guarantee that these efforts will be adequate, or that third parties will not infringe upon or misappropriate our proprietary rights. In addition, although we obtain copyright and trademark protection, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our web sites. Since trademark and copyright protections are not "self-enforcing", future litigation may be necessary to enforce and protect our secrets and other intellectual property rights. We may also be sued for claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Such litigation could result in substantial costs. Any litigation regarding propriety rights could be costly and divert management's attention, result in the loss of certain of proprietary rights, require us to seek licensees from third parties and prevent us from selling our services, any one of which could have a material adverse effect on our business, results of operations and financial condition.

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

         THE TRADING MARKET FOR OUR SHARES MAY BE ILLIQUID.

         Our ordinary shares represented by American Depositary Shares are presently quoted on the National Association of Securities Dealers' ("NASD") Over-The-Counter Bulletin Board ("OTC Bulletin Board"). This quotation system generally supports companies that do not meet the listing requirements of the NASDAQ SmallCap Market. As a result, investors may find it more difficult to dispose of or to obtain accurate quotations of our shares. A lack of volume in the trading of our shares could impact prices for any shareholder wishing to dispose of such shares. In addition, quotations on the OTC Bulletin Board depend on the willingness of broker-dealers to make a market for the shares. There can be no assurance that our shares will continue to be quoted on the OTC Bulletin Board or that there will continue to be a market for such shares.

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

         WE MAY BECOME SUBJECT TO CHANGES IN ENGLISH LAW OR POLITICAL CIRCUMSTANCES.

         In March 26, 2002 the British Government published a white paper "Safe Bet For Success-Modernizing Britain's Gambling Laws" in response to the Gambling Review Report of 2001 prepared by the Gambling Review Body. The recommendations in the white paper are generally supportive of the industry provided it takes place in a properly regulated environment. The government intends to introduce licensing and regulatory procedures for the Internet gaming operators in the United Kingdom. We are unable to predict with certainty when any resulting legislation may be enacted, and what impact it will have on our business. Therefore, there remains a risk that any future legislation could be unfavorable to our business which is not carried on in the United Kingdom.

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

         UNITED STATES CIVIL LIABILITIES MAY NOT BE ENFORCEABLE AGAINST US.

         Most of our directors and all of our executive officers named in this annual report are not residents of the United States, and virtually all of the assets of these non-U.S. persons, and virtually all of our assets are located outside the United States. As a result, it may not be possible for you to serve summons and complaints within the United States upon these persons. Similarly, it may not be possible to enforce in U.S. courts, against these persons or against us, judgments of the U.S. courts based upon civil liability provisions of the U.S. federal or state securities laws. In addition, it may be difficult for you in original suits or in suits for the enforcement of judgments of U.S. courts to enforce certain civil liabilities based upon U.S. federal or state securities laws in England against us, our directors, executive officers, or our experts.

         OUR REPORTING OBLIGATIONS UNDER THE U.S. SECURITIES LAWS DIFFER FROM THOSE OF U.S. ISSUERS, AND YOU MAY FIND IT DIFFICULT TO EVALUATE OUR PERFORMANCE QUARTERLY.

         We are a foreign private issuer for the purposes of reporting to the SEC, and we are not required under the Securities Exchange Act of 1934 to file quarterly reports after the end of each financial quarter. We are exempt from the rules prescribing furnishing of proxies and content of annual reports and proxy statements to our shareholders. Additionally, major shareholders and insiders are not required to report their transactions regarding our stock. As a result it may not be possible for you to evaluate our financial performance as often as you could for a U.S. issuer. You may not become aware of trading activities of our insiders and major shareholders, and may generally be less informed in making a reasonable decision on how to vote your shares.

         UNDER ENGLISH LAW A VOTE OF THE HOLDERS OF 75% OR MORE OF OUR ISSUED ORDINARY SHARES REPRESENTED AT A SHAREHOLDERS MEETING IS REQUIRED TO APPROVE CERTAIN CORPORATE MATTERS.

         Under English law a vote of 75% or more of our issued ordinary shares represented at a shareholders meeting is required to complete certain corporate matters. This supermajority requirement may make it more difficult for shareholders to approve certain transactions if the Board recommends and approves such transactions.

         CERTAIN PROVISIONS OF OUR ARTICLES OF ASSOCIATION AND OTHER CONTRACTUAL RESTRICTIONS TO WHICH WE ARE SUBJECT TO MAY HAVE THE EFFECT OF DETERRING ANY ACQUISITION OR SALE OF THE COMPANY NOT APPROVED BY THE BOARD OR CERTAIN OTHER PERSONS.

         We have a "classified" Board of Directors because our directors must retire by rotation. This means that (if the retiring directors are willing to continue to act and are approved by the Board and offer themselves for re-election) only approximately one-third of our directors are eligible for election each year (in addition to any directors appointed by the Board since the last annual general meeting).

         In addition to the shareholders rights not to re-appoint retiring directors who are willing to continue to act and are approved by the Board of Directors and to re-appoint directors appointed by the Board since the last annual general meeting, shareholders can remove directors by ordinary resolution or the holders of 50% of our issued ordinary shares represented at a shareholders meeting.

         Pursuant to a financing completed in April 2003, we agreed to certain restrictions on our corporate actions and other corporate governance matters. These restrictions included (i) an agreement to seek approval of a resolution restricting certain issuances of our shares and (ii) a covenant not to take the following actions (subject to certain qualifications) without the consent of the party providing such financing (see Item 10. ADDITIONAL INFORMATION - MATERIAL CONTRACTS):

      o any change to World Gaming's Memorandum and Articles of Association other than as contemplated by the Stock Acquisition Agreement between the Company and Goodison Park Limited ("Acquisition Agreement");

      o the presentation of any petition for winding-up or petition for an administration order;

      o any change in the share capital or the creation, allotment or issue of any shares or of any other subscribe for or to convert any instrument into such shares or securities other than as contemplated by the Acquisition Agreement and other than any shares issued pursuant to the normal operation of World Gaming's 2001 Share Option Plan but excluding all executive arrangements;

      o any reduction of the share capital or variation of the rights attaching to any class of shares or any redemption, purchase or other acquisition of any shares or other securities;

      o the adoption after April 2003 of any bonus or profit-sharing scheme, any share option or share incentive scheme or employee share trust or share ownership plan or retirement benefit scheme;

      o  capital expenditure of greater than US$200,000;

      o the entry into of any contract or commitment under which World Gaming may incur costs of US$200,000 or more or which may not be fulfilled or completed within one year or with a director or connected person of a director;

      o the borrowing of amounts (or indebtedness in the nature of borrowings) other than in the ordinary course of trading or the creation of any charge or other security over any of the Company's assets or property;

      o  the giving of any guarantee or indemnity; and

      o the commencement or settlement of any litigation, arbitration, or other proceedings which are material in the context of the Company's business.

         WE MAY BE SUBJECT TO TAX IN A NUMBER OF JURISDICTIONS, FOR WHICH NO PROVISION HAS BEEN MADE.

         We may be subject to tax in a number of jurisdictions, including jurisdictions where our subsidiaries are incorporated in, or have a branch or agency or permanent establishment or office. We may also be subject to tax in jurisdictions where any of our servers or ISPs or computers or customers or licensees are situated or operate from. Most laws relating to taxation in most jurisdictions pre-date or are not drafted with the potential of their applying to internet trading. Consequently, there is uncertainty as to the jurisdictions in which our subsidiaries could be subject to tax, the extent to which they could be so subject to tax and what their overall tax liability in respect of any income, profit or gain could be. There is a risk that the overall tax liability could be quite high, depending on the construction of the legislation relating to tax in each of the relevant jurisdictions. No provision has been made by us for such tax liabilities. To the extent that such risk materializes, this could materially adversely affect our business, financial condition and results of operation.

         SIGNIFICANT ADVERSE U.S. FEDERAL TAX CONSEQUENCES COULD ARISE FOR U.S. HOLDERS UNDER THE PASSIVE FOREIGN INVESTMENT COMPANY RULES.

         If we are a passive foreign investment company, or PFIC, a U.S. Holder of our American Depositary Shares or ordinary shares could be subject to significant adverse U.S. federal tax consequences. Part or all of our distributions, and gain inherent in our American Depositary Shares or ordinary shares at the time of a disposition thereof, whether or not that disposition is a taxable event, could be subject to a special set of rules. In general, those rules would treat the distributions (whether or not they are dividends paid out of our earnings and profits) and any gain inherent in the shares of the Company as being realized ratably over the period the U.S. Holder held, or is treated as having held, the American Depositary Shares or ordinary shares. Income or gain allocable to prior years would be taxable at the highest effective rates in effect in those years, regardless of the rate actually applicable to the U.S. Holder. The income or gain would be treated as ordinary income and could not be offset by any losses available in those years, and the foregoing amount would be subject to an interest charge as if the tax on those amounts were due in the prior years. Stock in a PFIC is generally not eligible for a step-up in basis on the death of a holder.

         Certain elections can be available to change the tax consequences to U.S. Holders described in the preceding paragraph. One of those elections, the "qualified electing fund", or QEF, election, however, requires the electing U.S. Holder to include in income each year his share of our ordinary earnings and profits and net capital gain, whether or not distributed to him. However, a QEF election generally is available to U.S. Holders only if we provide certain information to our U.S. Holders, and we provide no assurance that we will make that information available. Another election, a mark-to-market election, requires the electing U.S. Holder to pay U.S. federal income tax as if he sold his American Depositary Shares or ordinary shares at the end of each year, recognizing gains and, subject to limitations, certain losses. However, a mark-to-market election is available only if our American Depositary Shares or ordinary shares are "marketable stock" as specially defined in Treasury regulations. We believe that our American Depositary Shares and ordinary share are not "marketable stock" at this time within the meaning of those Treasury regulations.

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

         OUR CURRENT BUSINESS IS SUBJECT TO SIGNIFICANT SEASONALITY.

         Because of the current mix of our products and services, our revenues from licensees decrease significantly during periods when American professional and college football is not played. This substantially reduces our cash flow and makes it difficult to meet our commitments.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

         World Gaming plc is a holding company incorporated under the laws of England and Wales, and conducts its business through its operating subsidiaries. As a result of a holding company reorganization effected in May 2001, which is described below, we have become a successor to the business of Starnet

Communications International Inc. ("Starnet"), which now functions as one of our subsidiaries. Our other subsidiaries comprise WG International Ltd., World Gaming Europe Limited, Starnet Systems International Inc., EFS USA Inc., EFS International Inc., EFS NV., EFS Australian Pty Ltd., Inphinity Interactive Inc., World Gaming Services Inc., EFS St. Kitts Inc., Starnet Communications Canada Inc., WorldBroadcasts.com Inc. and 602662 British Columbia Ltd. (See Item 4 "ORGANIZATION STRUCTURE").

         Starnet was incorporated on June 28, 1996 in the State of Nevada as Creative Sports Marketing Inc., and subsequently its name was changed to Gelato Brats Inc. On February 24, 1997, the name of the company was changed to Starnet Communications International Inc. In March of 1997, Starnet was redomiciled in Delaware.

         On March 25, 1997, Starnet entered into a share purchase agreement with Murray Partners (BVI) Inc. ("Murray Partners"), pursuant to which Starnet acquired all of the outstanding shares of Starnet Communications Canada Inc. ("Starnet Canada"), a company incorporated in British Columbia that provided adult entertainment services via the Internet. In exchange, Murray Partners received 10,000,000 Class A Common Voting Shares of Starnet. Shares held by Murray Partners were subsequently distributed to its constituent members. On March 17, 2000, Starnet and its subsidiaries sold all assets related to the adult entertainment business in order to focus on the Internet gaming business. On January 1, 2000, Starnet transferred its software development business from Starnet Canada to Inphinity Interactive, Inc.

         Starnet became our wholly-owned subsidiary through a holding company reorganization completed in May 2001. The reorganization was structured as a merger, in accordance with the laws of the State of Delaware, of Starnet with WG Reorganization Sub, Inc., our wholly-owned subsidiary, formed for the purposes of the reorganization, with Starnet as the surviving company. The reorganization was approved by the shareholders of Starnet who exchanged their shares of Starnet common stock for our American Depositary Shares (ADSs), each representing one ordinary share, on a one-for-one basis. Each American Depositary Share issued in connection with the reorganization was evidenced by one American Depositary Receipt (ADR) issued in accordance with a Deposit Agreement with Continental Stock Transfer and Trust Company located in New York, New York, USA.

         Subsequently, all of Starnet's stock was exchanged for shares of WG International Limited, our wholly-owned subsidiary. The acquisition by WG International Limited was effected by way of a share for share exchange such that the existing shares held by us in WG International Limited were subdivided and re-designated as B shares of (pound)0.002 each. The balance of the authorized share capital was subdivided AND re-designated as A shares of (pound)0.002 each, 20,000 of which were issued and allotted to us as consideration FOR the acquisition of Starnet's stock.

         Through our wholly-owned subsidiaries, we now focus our business on the development and production of Internet technologies for gaming applications by our licensees. Our business strategy is to identify and commercialize leading edge technologies for the online gaming markets.

         Our corporate office is located at 47 Castle Street, Reading, England, with operations managed out of our office in Antigua located at the KFH Building, Liat Rd, Coolidge, Antigua W.I. The telephone number is 1 (268) 480-1650.

OUR OPERATIONS

         We are a leading developer and provider of Internet gaming systems. Through various wholly-owned subsidiaries (see Item 4. ORGANIZATIONAL STRUCTURE below), we develop and provide our software products, transaction system and online gaming management services to independent licensees. Our gaming systems have been designed to:

      o offer customers a user-friendly interface, superior interactive experience and a wide selection of gaming options;

      o provide licensees with the tools to potentially generate financially attractive returns, easy site maintenance and limited administration; and

      o protect gaming customers and licensees through our proprietary fully integrated technology.

         We offer fully integrated gaming software and systems, developed by our wholly-owned Vancouver-based subsidiary, Inphinity Interactive Inc. ("Inphinity"), along with fee-based use of our Electronic Financial Services ("EFS") Internet transaction system. Our gaming software is owned by our wholly-owned Antigua-based licensing subsidiary, Starnet Systems International, Inc. ("Starnet Systems") which licenses the software. Starnet Systems provides a licensee with an installed turnkey gaming system. Starnet Systems receives a monthly royalty based on the licensee's net revenues in exchange for hosting the licensee's interactive casino and sportsbook. In addition, the licensee must obtain a gaming license from the Government of Antigua and Barbuda or another jurisdiction that licenses online gaming systems. The Company's first license sale closed in March 1998, and as of December 31, 2002, the Company had 24 licensees signed and operating.

         Along with the current suite of gaming products which include over 17 C++ casino games, a variety of "instant play" Java Games and a complete live sports wagering product line, we are currently working on enhancement to our pari-mutuel betting system, which went live last year, and have plans to add Horsebook, virtual games, and multi-player poker.

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

RESTRUCTURING OF OPERATIONS

         In March 2000, our subsidiary, Starnet Canada, completed the sale of substantially all of the assets and undertakings comprising its adult entertainment division. (SEE ALSO ITEM 7. "RELATED PARTY Transactions").

         In January 2001, we terminated the employment of 26 employees at Inphinity's development office in Vancouver, Canada, in order to reduce expenditure levels and increase operational efficiencies. The employees affected were in the areas of management, administration, operational support and production. Inphinity's core development team remains intact.

         In April 2001, we restructured our operations in St. John's, Antigua and Vancouver, Canada to decrease our costs by reducing inefficiencies and eliminating duplicated functions. Reductions in staff were made throughout the organization and included management and administration, sales, marketing, software development, production and operations. A total of 29 staff were terminated, 11 in Antigua and 18 in Canada. The combined cost of the terminations both in January and April of 2001 was $1,536,000.

         In June 2002, we closed our Toronto sales office and terminated four employees. This was done as part of the relocation of our administrative functions to London. In May 2003, we closed our London office and terminated three staff members. This was done as part of the relocation of our corporate activity to the Antigua office.

BUSINESS STRATEGY

         We are emerging from a difficult time that has seen us accumulate excessive levels of debt resulting in a negative working capital position, lose focus of our key strengths, and lack competitiveness for valuable new business. Our intention is to improve our products, services and infrastructure. Various well-documented distractions have hindered the Company's ability to adequately manage these key aspects. We will refocus on our strengths, that is, developing software and working closely with our licensees will grow our existing revenue streams. Success in this direction will allow us to attract qualified and existing new licensee business that can accelerate the growth in our Company's value.

         The Board's long term goals for business development are as follows:

      o Concentrate on improving our software functionality to ensure competitiveness within the market. As we have large numbers of bettors already playing on our licensees' web sites, by offering them more choice in product they will have wider betting options that will increase total turnover. With the additional features our licensees will in turn increase their revenues and this will have a follow on effect with our revenues. (The main new product features are listed below in the GAMING PRODUCTS UNDER DEVELOPMENT section below).

      o Continue business rationalization through improvements in internal process and cost reductions. The board has already made a number of decisions that are intended to have a significant effect on the ongoing cash flow including: ceasing the loss making worldgaming.com website, closing down the London office, ceasing the Curacao license and reviewing the pricing structure of loss making aspects of the business. Although this is a move in the right direction, additional further efficiencies within the operations will be investigated over the coming 12 months with the goal of reducing our cost base.

      o During the period when American professional and college football is not played our revenues decrease significantly due to seasonality. We aim to address this situation by offering more products that are less susceptible to seasonality. Examples of these products include the expanded horse racing offering and virtual games.

      o We recognize the need to spread the revenue base over more licensees. This will be achieved by adding new licensees that preferably are already in the business and need a software provider that (a) can offer a wide variety of premium betting products and (b) can handle large amounts of simultaneous betting transactions. As the industry continues to go through a consolidation World Gaming can put itself in a position to be the provider to these industry players. Within the medium to long term, the Board believes that this is the most sensible path forward.

MARKETING

         We concentrate our marketing on attracting licensees and the licensees, in turn, advertise their sites to the end user. In addition to potential licensees, we seek strategic partnerships for content as well as other entertainment and media opportunities.

         Our licensees utilize internet based marketing activities, such as e-mail broadcasts and affiliate programs, as well as traditional media, such as print in industry publications. In the past we regularly sponsored industry trade shows and attended such shows as an exhibitor. We are currently focused in widening our product range and intend on increasing our marketing focus over the next twelve to twenty-four months.

COMPETITIVE ENVIRONMENT

         The Internet gaming and software industry is increasingly competitive. New competitors have entered industry segments such as development and licensing of casino games, sports betting software, pari-mutuel wagering, and lottery and bingo products. In each of these segments there currently exist several major competitors. However, nearly all these competitors offer only a portion of the breadth of product that we offer.

         The Company's largest competitors for casino products - Boss Media, Cryptologic, and Microgaming - do not offer any complementary products such as sportsbook. Because these competitors presently focus on delivering limited products, as opposed to a full suite of products as we do, the competition may offer an equivalent or superior single product compared to ours. However, it is believed that the Company currently has a competitive advantage by offering complementary products.

         One company, IQ-Ludorum, is a competitor in the sportsbook product segment. It is also now offering a downloadable casino software package, which although not as extensive as ours, increases its competitive threat.

         We also face increased competition from name brand land based sportsbooks and casinos. European companies, such as William Hill and Ladbrokes, already have an online presence and compete for end-users. This is a direct threat to our licensees and therefore also to us.

         We expect to compete directly with all the companies discussed above, as well as other established companies that may enter the industry. Many of our current and potential competitors have far greater resources than us.

INTELLECTUAL PROPERTY

         Our intellectual property includes all software products and URLs. We own the software that we license to third parties and we own copyright in the source code to that software. Our software that is completed and in development is protected through a combination of non-disclosure and non-competition agreements with employees, restricted and controlled use of third party developers, a check in/check out system for code, and copyright law (though no software is registered). Our products are dependent on platforms that are licensed from other parties. These include Oracle databases, Sun Microsystems for Java products, and Microsoft for C++/xml applications. Trademark protection for the World Gaming brand has not yet been applied for, but we possess common law trademark rights in the various trademarks and service marks used in our business.

TECHNOLOGY

         REDUNDANT HIGH-SPEED NETWORK

         Our network is connected to the Internet via dual Fast Ethernet connections, ensuring multiple backup connections to the Internet. This high performance network infrastructure ensures reliable and responsive game play for our licensees and the end users/players. Most of the critical system components, such as the game servers and web servers, are distributed across multiple machines, which protect the gaming service from failures due to malfunctioning equipment. The highly scalable nature of the design of our system makes provisioning for additional capacity relatively easy. The network monitoring staff tracks the system at all times to maintain constant awareness of the system's operating parameters. New equipment is installed when necessary to compensate for increased activity or anticipated peak demands for popular events.

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

         SECURITY MEASURES

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

         FRAUD DETECTION AND LEGAL COMPLIANCE. We ensure legal compliance and player protection through industry leading financial fraud protection software provided by Vscrub. Further, Address Verification Services
         (AVS), a basic fraud detection system offered by the financial industry, is incorporated into our fraud detection solution for North American players.

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

PRODUCTS AND SERVICES

         Our current software product areas include casino gaming, sportsbook wagering, and pari-mutuel wagering, while virtual games, and multi-player poker are being evaluated for integration. During the last fiscal year, casino gaming contributed approximately 39 percent of royalty revenue, while sports book wagering accounted for the remaining 61 percent.


         CASINO

         Our casino games can be categorized into types of platforms: Java and Windows Download software.

         Our Java games utilize the Java language to provide quick access online games to the licensees' web sites. The cross-platform nature of Java makes it possible to play these games on all major operating systems, online, with virtually no downloading required. The Java games are optimized for quick browser loading times.

         We currently have 16 Java casino games (Blackjack, Blackjack Super 7s, Baccarat, Bermuda Poker, Free Ride, Pai Gow Poker, Roulette, Craps, Sic Bo, Red Dog, Battle Royale, two slot machines, and three video poker machines) and 6 Java Lottery and Pulltab games (Cash Explosion, High Roller, Zodiac, Scratch Bingo, 3-Pointer Pulltabs and Las Vegas Slots Pulltabs) for players to wager on, with future games projected to be released.

         More than 17 different casino games are available in the Windows Download version of the casino gaming product line. These games are provided for players who are willing to take the time required to download and install the games. However, once downloaded, they are easy and convenient to play and offer a more heightened visual and audio experience. The Windows Download games are also offered by most software licensees via compact disc, which is mailed to players who request this version.

         THE SPORTSBOOK

         Our Sportsbook product generates revenues based on booking bets that have fixed payouts. These payouts have a commission that provides revenue for the Sportsbook. There are varying commissions that are dependent on a variety of bet offerings. These include: pointspreads, totals, moneylines, prices, straight wagers, parlays, teasers, futures, propositions and others. The Sportsbook's overall commission is typically between 3 to 6% of total wagering dollars.

         In February 2003, an updated version of the sportsbook was released that offered new betting options for customers of our licensees, and new and enhanced product operation tools. Our licensees can offer their customers `If Bets' and `Buy Points' betting options. `If Bets' and `Buy points' are two additional ways to bet. `If Bets' allows a player better wager management by placing multiple bets by preference that are conditional on the outcome of the preceding bet within the `If Bet' sequence. The `Buy Points' wagering option allows you to adjust the point spread or totals in your favor at an adjusted price (payout). The new and enhanced operation tools include increased risk management on bet offerings, faster customer bet processing, and quicker bet payouts to customers.

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

         Additional functionality like "sliding scale" percentage payouts, detailed banner statistics, and IP/cookie tracking, is another key component of our affiliate program that is expected to enhance the licensee's ability to market.

         PARI-MUTUEL GAMING

         We fully launched our pari-mutuel games on July 31, 2001, and upgraded the product in December 2002. The product has been delivered to over thirty-one gaming sites and it is estimated that the number of gaming sites will increase once more content is added to the product.

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

         WORLD GAMING MANAGEMENT CONSOLE

         World Gaming Management Console (WGMC) is an integrated application that supports operations management for World Gaming and its licensees, with an initial focus on customer service support. WGMC was launched in March 2003 internally and to licensees who perform their own Customer Service. Over 200 customer service agents, which consists of employees in our call centers and two of our licensees who offer their own customer service, currently use WGMC to support licensees' customers' inquiries under a single application model using one technology and security model. WGMC's expandable framework allows for future releases that complement other operational areas such as Licensee Relations, Fraud & Surveillance, Affiliate programs, and product reports.

GAMING PRODUCTS UNDER DEVELOPMENT

         POKER

         We have identified the positive implications of offering a Multiplayer Poker product to our product mix. A number of suppliers in the market today offer a variety of advanced multiplayer poker products. We are currently assessing these products on the basis of our licensees' needs with the goal of future integration.

         HORSE RACING

         Development is underway to offer additional content to increase the current offerings by our licensees. This new content represents additional horse racing events (as well as dog racing and jai lai events) above what we currently offer. In addition, a horsebook product has begun in the early stages of development that will fit our licensees' market needs and add to our product mix.

         SPORTSBOOK

         A new version of the Sportsbook software was recently released to licensees in 2003 and feedback is being acquired from licensees for new features and upgrades. Following on the feedback, releases will be conducted in rapid fashion for licensees to enhance their gaming sites.

         VIRTUAL GAMES

         Research has shown incremental revenues can be earned by offering virtual games such as virtual horse racing or lotto games. Discussions are underway on integrating these games for our licensees to offer complementary games to the current product line.

         WGMC

         With the success and positive feedback from our licensees on the WGMC reporting platform, we will continue to integrate administration and management reporting programs into this easy to use platform. WGMC intends to become a unified administration solution for all products so that our licensees can better manage their businesses.

         CASINO

         Although the launch of the new 3.3 Casino games is underway in 2003, we will continue to expand, improve and develop our casino product. One example of this development is the new themed machine (slot and video) and lottery style games that will increase our licensees' product offering.

OUR LICENSEES

         We have historically focused our growth strategy on licensing our software and services in order to become a leading technology provider to the online gaming industry. Our gaming software is owned by our Antigua-based licensing subsidiary, Starnet Systems, which licenses its fully-integrated systems to prospective licensees. A one-time license fee provides an installed, fully operational system. The licensee's interactive casino is generally operational within 90-120 days of signing a license agreement. We receive monthly fees and a royalty based on the licensee's revenues, in exchange for continuing to host and maintain the site. The licensee must obtain a gaming license from the jurisdiction where the gaming servers are located, which currently is Antigua. We modify the new licensee's interactive casino to reflect its intended market segment. We never modify the random number generator or the game rules and cannot, therefore, affect the odds. This change can reflect a particular motif or niche market (e.g., Japanese, Indonesia, or Latin America). We also provide continuous support for both software and hardware, 24 hours a day and 7 days a week. We seek a licensee with knowledge of the target market in order to maximize sales potential. Licensees generally establish their marketing efforts from within their target market and are generally expected to be capable of investing more than $1 million to purchase the software, apply for the gaming license and invest in marketing.

         Should any licensee become delinquent in payment to us, we have the technological ability to "shut down" the licensee's interactive casino(s) remotely.

         Our largest licensee accounted for 67 percent of our consolidated revenues in 2002, and the loss of this licensee would have a material adverse effect on our results of operations. This licensee has committed to use our software on its current sites for a period ending in August 2004.

         It is anticipated that the majority of our future revenue and earnings growth will come from our ongoing participation in the licensees' revenue stream, not from initial license fees. We receive a sliding scale from 25 percent to 10 percent of a licensee's net revenue (wagers less payouts, less chargebacks (credit card reversals), house bonuses and other compensation). For most customers, we convert available credit on credit cards to Internet gaming funds, known as V-chips, through our offshore E-commerce subsidiary, EFS. Our primary cost against continuing license income is the cost of continuing software improvements, direct site operating costs and merchant banking fees.

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

         WG INTERNATIONAL LIMITED

         We created WG International Ltd. as an intermediate holding company to hold interests in Starnet, which in turn holds the interests in the operating subsidiaries.

         WORLD GAMING EUROPE LIMITED

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

         STARNET SYSTEMS INTERNATIONAL INC.

         Starnet Systems, based in St. John's, Antigua, is in the business of licensing customized, fully-integrated Internet gaming systems to independent parties wishing to enter the online gaming industry. Starnet Systems provides a complete range of services that the operator needs in order to launch an online gaming website, including customized software, website development and management on our network, custom database systems to manage customer accounts, 24-hour technical support for the licensee and its customers, and an EFS gateway to facilitate online wagers and financial transactions. Starnet Systems provides these services in exchange for a monthly royalty fee, providing us with the opportunity to spread our gaming development and operating costs among multiple operators and broaden our penetration of the market.

         EFS SUBSIDIARIES

         There are five subsidiaries dedicated to the electronic transferring of funds: EFS International Inc. (based in Antigua) ("EFS International"), EFS NV., EFS USA Inc. (based in Nevada), EFS Australia Pty Ltd., and EFS St. Kitts Inc. (collectively, the "EFS Subsidiaries") The EFS Subsidiaries are established in these countries in order to facilitate local banking relationships for transaction processing. Online revenues generated by our subsidiaries and licensees are processed through the EFS Subsidiary appropriate to the country they are domiciled in. The EFS Subsidiaries utilize proprietary processing technology which processes credit card transactions via the Internet with ease and security.

         The EFS Subsidiaries intend to expand their services to the constantly increasing number of independent online licensees and establish subsidiaries in several other key financial centers as needed.

         INPHINITY INTERACTIVE INC.

         Inphinity Interactive Inc. ("Inphinity") was incorporated in British Columbia in 1999 as our software development arm and its primary focus is to design, create and develop software products for the interactive gaming industry. Traditional gaming product categories have been adapted to online applications for real-time wagering capabilities while new types of gaming have been created strictly for the Internet environment. Inphinity employs over 35 software professionals who provide a variety of products and services to our Antigua-based licensing subsidiary, Starnet Systems.

         602662 BRITISH COLUMBIA LTD.

         602662 British Columbia Ltd. was incorporated as a wholly-owned subsidiary of Starnet in March 2000 to provide our investor relations services and administrative support. It is currently dormant.

         WORLD GAMING SERVICES INC.

         World Gaming Services, Inc. ("World Gaming Services")
(www.worldgaming.com), also based in Antigua, was a full-service online gaming operation which ceased operations in June 2003.

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

         A significant debate exists whether the laws of any country other than the country where the computer gaming servers are physically located have jurisdiction over the operations of the licensees of Starnet Systems. In addition, a significant debate exists whether the laws of any country other than the country where the computer gaming servers are physically located have jurisdiction over the operations of our affiliates, which perform services for the licensees. Many licensees believe that they are not subject to the laws of any country other than the laws of the country where they are licensed. As a result, they accept customers from any country, without regard to the laws of the country where the customer is located, including the United States. For our proprietary site, WWW.WORLDGAMING.COM, which the Company operated from January 2003 to June 2003 when it was discontinued, we had a policy not to accept wagers from the residents of Canada and had implemented procedures that prevent customers from collecting on winnings from wagers from the residents this country. While such procedures, as with most precautions, may be able to be circumvented, we believe that the procedures largely prevented such wagers from occurring.

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

         Several countries, most notably law enforcement agencies in the United States, believe that the laws of their country restrict, and in some instances prohibit, interactive gaming operators from doing business with residents of their countries and, in some instances, prohibit or restrict residents of their respective countries from doing business with interactive gaming operators located in a foreign country. Specifically the United States federal law (18 U.S.C. ss. 1084), commonly referred to as the Wire Act, is a federal statute that purports to make it illegal for a betting or wagering business to use a wire communication facility to transmit bets or wagers in interstate or foreign commerce.

         In response to the events of September 11, 2001 the United States enacted the Patriot Act, which is intended to address worldwide terrorism. However, the Patriot Act also contains provisions which could be used against the Internet gaming industry. The jurisdiction of the United States now extends to all non-U.S. banks that have correspondent accounts in the United States. This means that any such non-U.S. bank processing U.S. gaming transactions will be violating U.S. law, regardless of the fact that they are in full compliance with the laws of their own country. Pursuant to the USA Patriot Act, the United States can now obtain a pretrial restraining order freezing assets, including bank accounts, of defendants in U.S. civil actions, once process has been served on the non-U.S. party. This means that the U.S. merely has to serve papers on a non-U.S. bank, and it can freeze the non-U.S. bank's U.S. correspondent account, if that bank is processing U.S. gaming transactions or holding operating funds or the profits of an operator accepting U.S. wagers. Thus, if allegedly tainted funds are deposited in a non-U.S. bank account of a non-U.S. bank, the United States can seize and forfeit an equal amount of funds on deposit in the non-U.S. bank's correspondent account.

         Currently, the U.S. Justice Department views all offshore gaming funds as tainted, because it believes that all offshore gaming is illegal. This creates a serious disincentive for non-U.S. banks to provide banking services to Internet gaming operators, and thus negatively impacts our market of potential licensees. MBNA, Bank of America and Chase Manhattan Bank and Citibank have announced that they will decline authorization to Americans who try to use their credit cards for online gaming.

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

         The Company and the industry as a whole are under threat from certain factions within the U.S. Congress that seek to ban certain Internet gambling. Although many of the prior attempts to enact legislation has failed, on June 10, 2003, the Unlawful Internet Gambling Funding Prohibition Act (HR 2143) was passed by the U.S. House of Representatives. This bill was introduced by Rep. Spencer Bachus, (R-Ala) with the intent of making it illegal to use credit cards, wire transfers and other banking instruments to deposit into accounts for Internet gambling activities. The legislation has now moved to the U.S. Senate for consideration. IF THIS LEGISLATION PASSES AND BECOMES LAW, IT WOULD HAVE AN IMMEDIATE DETRIMENTAL EFFECT ON THE INDUSTRY AND WOULD POSE A SERIOUS THREAT TO THE COMPANY'S CONTINUED OPERATION. (See Item 4. GOVERNMENT LICENSING AND REGULATION AND RELATED RISKS; and Item 8. LEGAL PROCEEDINGS.)

PROPERTY, PLANTS AND EQUIPMENT

         UNITED KINGDOM

         The Company's corporate office which was located at Station House, Station Road, Barnes Common, London, U.K. was closed in May 2003. Corporate activities are currently being managed from our office in Antigua.

         ANTIGUA

         The operations of Starnet Systems and EFS International (Antigua) are located in 6,500 square feet of commercial space at the KF Hadeed building located at Liat Road, Coolidge, Antigua, at an annual cost of approximately $112,000 plus utilities. The lease term is for one year expiring on September 1, 2003 with an option to renew at existing terms for an additional two years.

         CANADA

         Inphinity leases 27,000 square feet for its development and production activities at 1401 West 8th Avenue, Vancouver, Canada. The base rent is approximately $198,000 per year for the term of the lease. The five year lease expires May 31, 2005 with an option to renew for an additional five years at market rates. The annual cost is approximately $382,000. We have sublet approximately 75% of the 15,000 square feet available to two tenants. The sublets offset our annual lease costs in the amount of $123,000.

         We are currently in the process of terminating the lease or subleasing our office space in Toronto. The lease was for a term of five years expiring September 30, 2006 and a base rent of approximately $90,000 in the first year, increasing to approximately $100,000 per year by the end of the lease. Annual operating costs were estimated at $37,000. The Company has vacated the office and the landlord has sublet a portion of the office space.

         EQUIPMENT

         During the year ended December 31, 2002, eight months ended December 31, 2001, and fiscal years ended April 30, 2001 and 2000, we made capital expenditures of approximately $2.0 million, $0.7 million, $2.2 million and $4.4 million, respectively. The expenditures were primarily for computer equipment and related items in order to increase our capacity to process transactions and improve overall system reliability.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

RESULTS OF OPERATIONS

         On May 25, 2001, pursuant to an agreement and Plan of Reorganization executed on May 17, 2001, Starnet Communications International Inc. ("Starnet") became, wholly-owned subsidiary of World Gaming Plc ("World Gaming" or the "Company"), a company organized in England and Wales for the purpose of facilitating a new holding company structure.

         Starnet Systems International Inc., a subsidiary of Starnet incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Inphinity Interactive Inc., a wholly-owned subsidiary of ours develops gaming software and web pages.

         The following tables set out selected consolidated information from the statements of operations for the years ended December 31, 2002 and 2001 (unaudited), for the eight months ended December 31, 2001 and the years ended April 30, 2001 and 2000; and, the balance sheets as at December 31, 2002 and 2001 and April 30, 2001 and 2000:

         SELECTED STATEMENT OF OPERATIONS INFORMATION

                            FOR THE YEARS ENDED           EIGHT MONTHS          FOR THE YEARS ENDED
                        -----------------------------        ENDED           -------------------------
                        DECEMBER 31,     DECEMBER 31,       DECEMBER         APRIL 30,        APRIL 30,
                            2002            2001 *          31, 2001           2001             2000
                          --------         --------         --------         --------         --------
                                         (UNAUDITED)
Net Sales ..............  $ 16,777         $ 18,175         $ 12,107         $ 20,153         $ 17,881
Gross Margin ...........    15,073           13,859            9,831           14,224           12,738
Operating Expenses          20,483           30,324           12,202           31,243           17,624
(Loss) From
   Operations ..........    (5,410)         (16,465)          (2,371)         (17,019)          (4,886)
Net (Loss) .............    (5,318)         (16,277)          (2,236)         (16,756)          (3,255)

__________

     * ALTHOUGH THE COMPANY HAS INCLUDED FINANCIAL INFORMATION FOR THE YEAR ENDED APRIL 30, 2001 AND EIGHT MONTHS ENDED DECEMBER 31, 2001, THE COMPANY HAS ALSO INCLUDED UNAUDITED FINANCIAL INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2001 FOR COMPARATIVE PURPOSES.

         SELECTED BALANCE SHEET INFORMATION

                        AT DECEMBER    AT DECEMBER     AT APRIL       AT APRIL
                         31, 2002       31, 2001       30, 2001       30, 2000
                         --------       --------       --------       --------
Working Capital ...      $ (5,581)      $ (2,426)      $ (1,253)      $  6,714
Total Assets ......         8,377         12,181         20,188         27,983
Long Term Debt ....         3,804          1,083          2,784            979
Accumulated Deficit       (26,681)       (21,363)       (19,127)        (2,371)
Total Shareholders'
    Equity ........        (3,545)         1,686          2,211         19,376

OPERATING RESULTS FOR FISCAL 2002

         Revenues from all components of the gaming business, which include licensing and financial transaction processing, decreased eight percent or $1,398 to $16,777 for the year ended December 31, 2002 when compared to $18,175 for the same period last year.

         The decrease in total revenue is primarily due to lower transaction processing revenue as an increasing number of licensees assumed their own merchant processing responsibilities. For the year, revenue derived from transaction processing decreased 62 percent or $1,847 to $1,131 when compared to the same period last year. The Company expects that revenue decline from this source will continue during the fiscal year ending December 31, 2003.

         The decrease in total revenue was partially offset by a four percent or $545 increase in royalty revenue to $14,950 when compared to the same period last year. For the year ended December 31, 2002, the continued growth in royalty growth was driven primarily by the following:

      o A 23 percent increase in revenue generated by the Company's licensees through the utilization of its software offering. Royalty revenue is calculated as a percentage of gaming revenue generated by our licensees.

      o An increase of 41 percent in wagering activity managed by our gaming infrastructure when measured as a value of wagers placed to over $3.4 billion. Revenue generated by our licensees is driven by wagering volumes.

      o Specifically, an increase in income from sports betting wagering activity by our licensees. For the year ended December 31, 2002, commission rates realized through the utilization of our sportsbook product remained relatively consistent with prior years' levels. As a result, the 40 percent increase in sportsbook wagering our licensees experienced translated into a 33 percent increase in sportsbook revenue.

         It should be noted that royalty revenue from one of our operating licensees represented approximately 67 percent of our total sales for the year ended December 31, 2002, compared to 47 percent for the year ended December 31, 2001. Furthermore, even with a 23 percent increase in revenue generated by all of our licensees, the 46 percent growth in gaming revenue generated by our largest licensee resulted in a significant increase in royalty revenue contribution from this licensee. As a result of the increased gaming revenue contribution from the largest licensee, our average royalty rate decreased resulting in the Company only realizing a four percent increase in royalty revenue. Overall, the Company believes that its licensees will continue to realize additional gains in their revenue from which the Company's royalty income is derived.

         Licensing revenue remained relatively unchanged increasing only two percent to $632. For the year ended December 31, 2002, licensing revenue was generated primarily from the sale of gaming licenses in Curacao. Since we do not intend on renewing our gaming license in Curacao, we do not expect any future gaming licensing revenue from this jurisdiction.

         During the year ended December 31, 2002, we cancelled or lost eight licensees mostly as a result of some smaller, low revenue licensees merging with larger licensees or ceasing operation, resulting in a net decrease of four for a total of 24 active licensees as of December 31, 2002. Subsequent to December 31, 2002, the Company's third largest licensee, which contributed only 5% of the total revenue, was terminated due to a breach of contract resulting from the non-payment of outstanding fees.

         The gross margin increased significantly to 90 percent for the year ended December 31, 2002 from 76 percent when compared to the same period last year reflecting a more profitable revenue mix. The reduction of revenues from transaction processing and reselling of gaming licenses played a role in improving our gross margins as these revenue sources have historically been low margin revenue.

         As a result of our continuing effort to reduce operating costs, expenses decreased by 32 percent to $20,483 during the year ended December 31, 2002 compared to $30,324 for the same period last year. The decrease was primarily due to the following:

      o During fiscal 2001, the Company incurred one time charges totaling $9,045. These charges consists primarily of a provision of $4,341 against funds seized during 1999, restructuring costs of $1,536 completed in 2001 and the write off of amounts due from the sale of our online entertainment group totaling $1,484. The remaining amounts relate to the legal costs associated with our U.K. redomiciling efforts.

      o Operation costs in 2002 decreased 23 percent primarily due to restructuring efforts employed in the year ended 2001.

      o The Company terminated its direct sales force in July 2002. As a result, sales and marketing expenses decreased 35 percent to $1,375 from $2,130 for the year ended December 31, 2001. The Company will realize the full benefit of the termination of this group during the year ending December 31, 2003. At present, it is the Company's intention to focus on expanding the services provided to its existing licensees.

      o The reduced costs in 2002 were partially offset by increased general and administrative costs primarily resulting from significantly higher legal costs in connection with our efforts to raise financing in early 2002 and increased occupancy costs associated with the opening of a corporate office in London, England.

      o In 2002, the Company also wrote off $3,514 in provisions, charges, write-offs, and restructuring costs. This amount consisted primarily of unrecoverable transaction processing costs of $1,823, provision for uncollectible royalty fees of $695, unrecoverable casino losses of $515 from unsuccessful licensees, and severance costs resulting from restructuring efforts of $294.

         We expect that operating expenses for the year ending December 31, 2003 to continue its decline as we continue to realize the benefits of our restructuring efforts in the previous year. As a result of the significantly lower operating expenses, we incurred a much lower loss from continuing operations for the year ended December 31, 2002 of $5,218 compared to $16,277 for the same period last year.

OPERATING RESULTS FOR FISCAL 2001

         The following tables set out selected consolidated information from the statements of operations for the eight months ended December 31, 2001 and 2000 (unaudited) and the years ended April 30, 2001 and 2000 and the balance sheets as at December 31, 2001 and 2000 (unaudited) and April 30, 2001:

SELECTED STATEMENT OF OPERATIONS INFORMATION

                             EIGHT MONTHS ENDED         FOR THE YEARS ENDED
                         --------------------------    -----------------------
                         DECEMBER 31,  DECEMBER 31,    APRIL 30,     APRIL 30,
                             2001          2000          2001          2000
                           --------      --------      --------      --------
                                       (UNAUDITED)

Net Sales ............     $ 12,107      $ 14,085      $ 20,153      $ 17,881
Gross Margin .........        9,831        10,196        14,224        12,738
Operating Expenses ...       12,202        13,121        31,243        17,624
(Loss) from Operations       (2,371)       (2,925)      (17,019)       (4,886)
Net (Loss) ...........       (2,236)       (2,715)      (16,756)       (3,255)


SELECTED BALANCE SHEET INFORMATION

                         AT DECEMBER   AT DECEMBER     AT APRIL      AT APRIL
                           31, 2001      31, 2000      30, 2001      30, 2000
                           --------      --------      --------      --------
                                       (UNAUDITED)
Working Capital ......     $ (2,426)      $12,016      $ (1,253)     $  6,714
Total Assets .........       12,181        26,099        20,188        27,983
Long Term Debt .......        1,083         2,975         2,784           979
Accumulated Deficit...      (21,363)        5,093       (19,127)       (2,371)
Total Shareholders'
   Equity ............        1,686        16,577         2,211        19,376


         Revenues from all components of the gaming business, which include licensing, casino operations and financial transaction processing, decreased 14 percent or $1,978 to $12,107 for the eight months ended December 31, 2001 when compared to $14,085 for the same period last year.

         The revenue decrease is primarily due to a 43 percent decrease in revenue derived from financial transaction processing for licensees to $1,610 as an increasing number of licensees assumed their own merchant processing responsibilities. Licensing revenue decreased 73 percent to $425 primarily because we are no longer selling gaming licenses.

         Despite the decrease in total revenue, royalty revenue for the eight months ended December 31, 2001, climbed 4 percent to $10,072 compared to the same period last year. The growth in royalty revenue was as a result of a 27 percent increase in the revenue of our licensees' business. The growth was dwarfed partially as a result of the terrorist attacks on September 11, 2001 as this resulted in the cancellation of major sporting events and thus eliminated betting and wagering opportunities. For the period, the growth in sports betting activity contributed significantly to the growth in our royalty revenue.

         During the eight months ended December 31, 2001, we completed software for 3 new licensees but cancelled or lost 6 licensees as a result of some smaller, low revenue licensees merging with larger licensees, resulting in a net decrease of 3 for a total of 32 active licensees as of December 31, 2001. Royalty revenue from one of the operating licensees represented approximately 47 percent of our total sales for the eight months ended December 31, 2001 compared to 31 percent for the year ended April 30, 2001.

         The gross margin increased significantly to 81.2 percent for the eight month ended December 31, 2001 from 72.4 percent when compared to the same period last year reflecting a more profitable revenue mix. The reduction of revenues from transaction processing and reselling of gaming licenses played a role in improving our gross margins as these revenue sources have historically been low margin revenue.

         As a result of our continuing effort to reduce operating costs, expenses decreased by 7 percent to $12,202 during the eight months ended December 31, 2001 compared to $13,121 for the same period last year. The decrease was primarily due to the following:

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

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2002, we had $1,753 in cash and cash equivalents down from $2,206 at December 31, 2001. The decrease in the period resulted from the use of cash funds to settle certain legal matters related to various lawsuits against the Company and its subsidiaries. (See Item 8. Financial Information - Legal Proceedings). Cash was also used to purchase new capital equipment of $1,412.

         Working capital at December 31, 2002 decreased to $(5,581) from $(2,426) at December 31, 2001. The significant decrease in working capital is primarily due to the increase in the provision for accounts receivable as discussed in our above-noted explanation of one-time charges incurred during the year ended December 31, 2002. Also included in working capital is the provision for liabilities and charges of $1,200 related to the anticipated settlement of the class action lawsuit. This is calculated as the value of shares expected to be issued for settlement of the suit and only $50 relating to the reimbursement of Plaintiff's legal costs will be paid in cash to cover this matter. The actual settlement was finalized in March 2003.

         We also had reserves held by credit card processors totaling $653. The funds are held as rolling reserves and are typically released to us after six months. Accounts receivable increased from $2,591 at December 31, 2001 to $2,772 at December 31, 2002 as a result of a number of licensees assuming their transaction processing over the past 12 months. Those licensees that have assumed their transaction processing are now required to submit payment for royalties on a monthly basis. Previously, the Company would offset royalties due to the Company against casino profits collected by the Company on behalf of the licensee. The increase in accounts receivable was partially offset by previously discussed provisions. Accounts receivable is comprised of royalties due from operating licensees that have their own merchant accounts and from new licensees that were offered an installment payment plan on the initial licensing fees. Royalty and transaction fees due from operating licensees are usually collected prior to the end of the following month. Licensing fees are usually collected in full prior to recognition of the revenue. At December 31, 2002, accounts receivable consisted primarily of royalty fees due from operating licensees which have been fully collected subsequent to December 31, 2002.

         Prepaid expenses and deposits decreased by $208 to $230 as at December 31, 2002 compared to $438 at December 31, 2001. Deferred gaming license costs were fully amortized as at December 31, 2002.

         Accounts payable decreased by $713 to $5,198 as at December 31, 2002 compared to $5,911 at December 31, 2001. The reduction in payables is primarily due to reduced operating costs and assumption of transaction processing by major licensees. Accounts payable is comprised of trades payable and amounts due to licensees for deposit reserves and other amounts as a result of the Company managing the transaction processing activity for a number of licensees. Deferred revenue which relates to amounts collected from new licensees not yet live at the end of the month, decreased $133 to $127 at December 31, 2002 from $260 at December 31, 2001. At December 31, 2002, there were no new licensees waiting to go live on our system from whom deposits were previously collected.

         Net cash provided by investing activities for the year ended December 31, 2002 was $(1,412) compared to $6,879 for the year ended December 31, 2001. We made significant capital purchases during the year ended December 31, 2002 of $1,412 in software and equipment purchased to support IT infrastructure and hosting applications.

         Net cash provided by financing activities for the year ended December 31, 2002 was $2,101 compared to $1,529 in the year ended December 31, 2001. The majority of the cash generated in the current period from financing activities was generated from two loans obtained from Sportingbet PLC. One of these loans from Sportingbet PLC in the amount of $1,500 was fully repaid during March 2003.

         On August 1, 2002, the Company entered into a loan agreement with Sportingbet PLC, one of our licensees. Sportingbet PLC loaned the Company $1,250, which was repaid in full in April 2003. The loan bore interest at a rate of 2% above LIBOR. Repayments were in the form of amounts due to us from Sportingbet PLC under our license agreement with them. Sportingbet PLC had a security interest in our software and the right to access and use the software and the secure site where the hardware is located in the event of default. (See
Item 10. MATERIAL CONTRACTS).

         On April 4, 2003, one of the Company's major licensees, Sportingbet PLC (through its wholly-owned subsidiary Goodison Park Limited) acquired a shareholding in the Company for $600. This shareholding, together with shares held by parties acting in concert with Sportingbet PLC, comprises 29.7% percent of our issued share capital. Sportingbet PLC (through its wholly-owned subsidiary Goodison Park Limited) has further loaned to the Company $900 which is convertible at Sportingbet PLC's sole discretion into shares or is repayable after a two year term. If the loan is converted into shares, Sportingbet PLC would then have voting control over of 39.6 percent of the issued share capital of the Company. (SEE ITEM 7. RELATED PARTY TRANSACTION)

         We have historically funded our growth through cash flow from our operations and the capital markets. Although management believes otherwise, there may be a need in the future to fund our capital needs through additional security offerings and borrowings. There is no guaranty that such funds will be raised. Our independent auditors have noted that as at December 31, 2002, we have accumulated significant losses, have negative working capital and a deficit in stockholders' equity, all of which our independent auditors believe raise doubt about our ability to continue as a going concern.

RESEARCH AND PRODUCT DEVELOPMENT

         New product development will be our primary focus for 2003. As the traditional casino gaming market and the interactive online gaming market begin to converge, new games that redefine the online gaming market will emerge. We hope to be a leader in this convergence by redefining the online gaming experience. We plan to focus on a variety of different types, styles and themes of games, focusing on different demographic and niche markets in order to penetrate a larger user base. Different revenue models may also be explored, as we consider developing further products such as virtual games as well as the traditional games of chance. Research and development expenses reported for the year ended December 31, 2002 were $3,169 compared to $3,648 for the year ended December 31, 2001.

TREND INFORMATION

         We have not identified any changes in trends in our operations since the end of the financial period ended December 31, 2002.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

         The names, positions and ages of our directors and senior management as of June 28, 2003 are as follows:


     NAME                 AGE                 POSITION                             DATE(S) APPOINTED
     ----                 ---                 --------                             -----------------
Clare Roberts              53       Director                                    October 18, 2000

A. Daniel Moran            35       Director and Chief Executive                April 11, 2003
                                    Officer

James H. Grossman          63       Chairman of the Board and Director          April 11, 2003

David Fleming              45       Director, Chief Technology Officer          April 11, 2003 as Director;
                                    and Managing Director of Inphinity          November 1, 2002 as Chief
                                    Interactive, Inc.                           Technology Officer; January
                                                                                1, 2002 as Managing Director
                                                                                of Inphinity

Mark Thompson              34       Operations Director, Managing Director      December 1, 2002 as
                                    of Starnet Systems and Acting Chief         Operations Director and as
                                    Financial Officer                           Managing Director; May 9,
                                                                                2003 as Acting Chief
                                                                                Financial Officer

David Naismith             29       Director designate and Chief                Effective August 1, 2003
                                    Financial Officer designate

         See Item 10 - Additional Information - Board Action and Powers for a discussion on the terms and conditions underlying the appointment to the Board of Directors.

         Currently, we are in transition to the new management. Simon Coulthard, the Company's former Group Finance Director resigned on May 8, 2003. Mark Thompson, the Company's former Vice President Finance, who had provided his resignation effective as of September 15, 2002, has returned as the Operations Director and as a Managing Director of Starnet Systems. As a result of the resignation of the Group Finance Director, Mr. Thompson is currently the Company's acting Chief Financial Officer until the appointment of David Naismith which becomes effective on August 1, 2003.

         In accordance with the Goodison Park Stock Acquisition Agreement, dated April 4, 2003, Goodison Park has the right to appoint and maintain one director ("Investment Director") to the Board of Directors of World Gaming Plc. Goodison Park nominated Victor Collins as the Investment Director upon the execution of the agreement. Mr. Collins resigned from the Board effective June 27, 2003. As at June 28, 2003, Goodison Park has not appointed another Director to the board although they have the right to do so.

BACKGROUND INFORMATION CONCERNING DIRECTORS

         JAMES H. GROSSMAN, CHAIRMAN OF THE BOARD AND DIRECTOR

         James H. Grossman is an attorney with experience in the international business, corporate, and venture capital areas and has an active international arbitration practice with the law firm of Reed Smith Crosby Heafey in San Francisco. From 1995 to 1999, he practiced law as a sole practitioner and also acted as a business consultant. In 1992, Mr. Grossman was appointed by President George Bush to serve as Chairman of the U.S. Foreign Claims Settlement Commission where he actively participated in quasi-judicial international arbitration relating to expropriation of property by foreign governments. Mr. Grossman has served as a Special Representative for the United Nations Development Program looking at the implications on certain Balkan nations of sanctions imposed on the then former Yugoslavia. Mr. Grossman also was the Chief Negotiator for the U.S. in the tariff reduction acceleration round of the U.S.-Canada Free Trade Agreement, which was a precursor to the creation of NAFTA. He obtained his undergraduate degree in International Relations/Political Science/History in 1960 from the University of California at Berkeley, and a J.D. from Harvard University in 1963. Mr. Grossman is also a director of Starnet, Starnet Systems and Champion Communication Services, Inc., a company publicly traded on the OTC Bulletin Board and the Canadian Venture Exchange.

         A. DANIEL MORAN, DIRECTOR AND CHIEF EXECUTIVE OFFICER

         Daniel Moran has over 15 years of international business experience, primarily in the technology and Internet sectors. Most recently, he was the Managing Director for Sportingbet Australia, where his duties included strategic planning, automation of the business process, overseeing operations, regulatory compliance, government relations and the management of a 50-person staff. Prior to joining Sportingbet in March 2000, Mr. Moran was a consultant in Australia, providing advice to companies seeking to organize and become licensed to conduct Internet gaming operations in a regulated market. Mr. Moran received a Ba(Sc) in Computing Science from Macquarie University, Australia and a PgradDip in Management from the Macquarie Graduate School of Management, Australia. Mr. Moran is also a director of Starnet and Starnet Systems.

         CLARE KAMAU ROBERTS, DIRECTOR

         Mr. Roberts has served as our director since October 18, 2000 and Chairman of the Board from November 20, 2002 to April 11, 2003. He has also served as a director of our subsidiary, Starnet, since May of 1999. Mr. Roberts is a former Attorney General and Minister of Justice and Legal Affairs of Antigua and Barbuda from 1994 to 1997. Mr. Roberts has been founder and principal at Roberts & Company, Attorneys at Law, since 1986. He served as a consultant to the government of Antigua from 1986 to 1990 and preceding that, served as Solicitor General for Antigua and Barbuda as well as Parliamentary Counsel. He is a founding member and director of the National Development

Foundation of Antigua and Barbuda and Vice President of the Antigua offshore Association. He is presently a director and chairman of ACB Mortgage and Trust Company Limited, a wholly owned subsidiary of Antigua Commercial Bank, the leading bank in Antigua. He has served as a consultant to various government agencies throughout the Caribbean region and has led many seminars and workshops. Mr. Roberts received a BA and L.L.B. from the University of West Indies, a Legal Education Certificate from the Caribbean Council of Legal Education, a Diploma in Legislative Drafting from the University of Ottawa in Canada and attended Harvard University for a program of instruction for lawyers in 1995 and 1996.

         DAVID FLEMING, DIRECTOR, CHIEF TECHNOLOGY OFFICER, AND MANAGING DIRECTOR INPHINITY INTERACTIVE

         Daniel Fleming has served as a director since April 11, 2003, Chief Technology Officer since November 1, 2002, and Managing Director of Inphinity since January 1, 2002. He initially commenced his employment with us as Vice President of Product Development on September 10, 2001. Mr. Fleming brings more than 12 years experience in information technology to the World Gaming group of companies. Prior to joining Inphinity, Mr. Fleming was Chief Technology Officer and a founding partner of IronLion Management Inc., a wireless incubation company during 2001. He was also Chief Technology Officer for White Picket Defense Inc., a wireless security company, from May 1999 to December 2000 where he worked with such clients as CDS, mBanx, KPMG, CIBC, CEBRA, 724 Solutions and Internet Secure. Mr. Fleming also worked at e-Commerce Inc., Canada's first Internet and e-commerce company and held a management team position in LGS Groupe Inc.'s e-commerce division. Mr. Fleming was a member of Centennial College E-Commerce Steering Committee and is a regular public speaker. He currently serves as a director of White Picket Defense, a Canadian Internet Security Company.

         DAVID NAISMITH, DIRECTOR AND CHIEF FINANCIAL OFFICER

The board of directors has selected David Naismith to become a member of the board and Chief Financial Officer of the Company effective August 1, 2003. Mr. Naismith is a qualified chartered accountant with several years experience in Internet gaming, most recently holding a senior finance role with Sportingbet PLC, a group listed on the Alternative Investment Market of the London Stock Exchange. Prior to this, Mr. Naismith held regional finance directorships before becoming responsible for these finance divisions globally. Having qualified as a chartered accountant in audit with BDO, David progressed to transaction support predominately for international media groups working in both Australia and London/Europe including many U.S. based businesses. Along with a financial control and reporting background, David's experience in the online gaming industry also includes capital raising, acquisitions and global merchant processing in several locations including Costa Rica. Mr. Naismith holds a Bachelor of Commerce in finance from Bond University (Australia) and is a member of the Institute of Chartered Accountants, where he was ranked in the top 5% of candidates.

BACKGROUND INFORMATION CONCERNING SENIOR MANAGEMENT AND CERTAIN KEY EMPLOYEES

         MARK A. THOMPSON, OPERATION DIRECTOR, MANAGING DIRECTOR OF STARNET SYSTEMS AND ACTING CHIEF FINANCIAL OFFICER

         Mr. Thompson has served as our Operations Director and Managing Director of Starnet Systems since December 2002 and as our acting Chief Financial Officer since May 9, 2003. Mr. Thompson has also served as our acting Chief Financial Officer from July 2002 to August 2002 and our Vice President of Finance from November 2001 to September 2002. Mr. Thompson has a background in the areas of accounting, finance, acquisitions, divestitures and financing, negotiations and execution. Prior to joining the Company, he held the position of Director of Finance at MGI Software Corporation, a leading global provider of visual media software and infrastructure solutions distributed in over 40 countries.

         At MGI, Mr. Thompson managed a staff of nine accounting and two information systems employees. Prior to joining MGI, Mr. Thompson qualified as a chartered accountant with KPMG LLP and spent three years in their Corporate Finance group providing transaction advise and support on divestiture, acquisitions and financing on transactions ranging up to $200 million. Mr. Thompson is a member of the Canadian Institute of Chartered Accountants. He received his Bachelor of Commerce degree from University of Toronto in 1990.

COMPENSATION

         COMPENSATION OF NON-EMPLOYEE BOARD MEMBERS

         We have entered into agreements with our two independent directors as follows: Mr. Grossman receives a fee of (pound)50,000 per year and Mr. Roberts a fee of (pound)18,000 per year. Mr. Grossman's fees inCLUDE compensation for up to five hours a month of legal services to be provided by Mr. Grossman to the Company and Mr. Grossman may additionally provide up to five hours per month of legal services, the fees for which shall not exceed a total of US$1,750.00 per month. In addition, Mr. Grossman in June 2003 has been granted options to purchase ordinary shares as follows: options to purchase 150,000 ordinary shares of the Company which vest on April 11, 2004 and options to purchase 300,000 ordinary shares of the Company which vest on April 11, 2005. Mr. Roberts has received stock options in the past (see table below). Any directors who are employees receive no cash compensation for serving on our Board of Directors. Directors who resigned during the year were paid pro rata up to when they ceased performing duties for us. All directors are reimbursed for their reasonable expenses incurred to attend meetings of the Board of Directors. We anticipate that our Board of Directors will hold regularly scheduled meetings at least quarterly in person and monthly by telephonic conference.

         COMPENSATION OF OUR SENIOR MANAGEMENT

         The following table sets forth all compensation, in U.S. dollars, we paid to our senior management and directors including stock options grants during the year ended December 31, 2002 and stock options granted as of June 28, 2003. All of the options listed in the table below represent options to purchase our ordinary shares or ADSs. Options granted to our directors will vest and become exercisable as to 25% of the original number of option shares on the date of grant and a further 25% upon the expiration of each of the following three periods of three months. All new options granted to our employees and officers will normally vest over a three-year period from the date of the grant. Any options that were granted in exchange for the former Starnet's options normally vest over a two-year period. Additional options were granted in 2003 to Messrs. Grossman, Moran and Fleming as described below. Please see "Item 10. MATERIAL CONTRACTS" for a description of employment agreements with our senior management staff.

                                                                                               Option Grants/
                                                                           Compensation        Vested Options
 Name and Principal Position                                                    ($)          as of June 28, 2003
 ---------------------------                                               ------------      -------------------
 A. Daniel Moran, Chief Executive Officer (1)                                       -               1,500,000/ 0
 James H. Grossman, Chairman of the Board (2)                                       -                 450,000/ 0
 Nicholas Jackson, Former Director and CEO (3)                                143,750           352,459/ 352,459
 David Craven, former CEO (4)                                                 103,430           400,000/ 400,000
 James MacKay, former Interim President and CEO (5)                            49,213                 100,000/ 0
 Michael Aymong, former President and CEO (6)                                 174,996       2,940,000/ 2,158,175
 David Naismith (7)                                                                 -                 650,000/ 0
 Mark Thompson,  Operations Director, Managing Director Starnet
 Systems and acting Chief Financial Officer (8)                               125,333           110,000/ 110,000
 Simon Coulthard, former Chief Financial Officer (9)                           37,669
 Rodney Davis, former CFO, COO (10)                                           169,962           300,000/ 150,000
 Christopher Thompson, former CFO (11)                                         25,000                       0/ 0
 Liam Gillen, former Managing Director, Starnet Systems (12)                  159,860                 165,000/ 0
 Clare Roberts, Director (13)                                                  32,311           350,000/ 350,000
 Frederick Hazell, former Chairman of the Board, (14)                          53,448           370,928/ 370,928
 Wolf Bergelt, former Director & former Consultant (15)                         2,296           426,967/ 426,967
 David Fleming, Director and Chief Technology Officer and
 Managing Director Inphinity (16)                                             107,416            600,000/ 50,000
 Jason Bolduc, former VP IT and ASP Hosting (17)                              129,575           100,000/ 100,000
 R. Michael Steele, former VP Strategy and Corporate
 Communications, former Managing Director, Inphinity Interactive Inc.(18)      36,783            175,000/ 72,917

__________

(1) Daniel Moran's employment with World Gaming plc commenced on April 11, 2003. His annual compensation is (pound)115,000 with an annual housing allowance of (pound)15,600 and certain other additIONAL benefits. The Company on June 4, 2003 authorized the issuance of options to purchase 1,000,000 ordinary shares all of which vest only on April 11, 2004 and options to purchase 500,000 ordinary shares all of which vest only on April 11, 2005. (See Item 10. MATERIAL CONTRACTS).

(2) James H. Grossman has served as a director and Chairman of the Board since April 11, 2003. His annual compensation for such service and up to five hours a month of legal services is (pound)50,000, plus up to US$1,750.00 per month for certain additional legal services. In addition, the Company on June 4, 2003 authorized the issuance of options to purchase 150,000 ordinary shares all of which vest only on April 11, 2004 and options to purchase 300,000 ordinary shares all of which vest only on April 11, 2005. Mr. Grossman is of counsel to the law firm of Reed Smith Crosby Heafey which provides legal services to the Company. (See Item 10. MATERIAL CONTRACTS).

(3) Nicholas Jackson has served as a director from October 2000 to April 9, 2003 and served as Chief Executive Officer from January 13, 2003 on a salary of (pound)174,000 per annum plus annual allowances of (pound)12,000 for a vehicle and US$48,000 for housing. On April 9, 2003, Mr. Jackson resigned as CEO and a director of the Company. Mr. Jackson in June 2003 entered into a settlement agreement with the Company pursuant to which he received (pound)125,000 in exchange for any monies which may be due to him from the Company. He was paid director's fees up to January 13, 2003 and salary and housing from January 13, 2003 until April 9, 2003. He has been granted stock options, of which 102,459 are exercisable at $2.13, 50,000 at $1.44, and 200,000 at $0.31. (See Item 10. MATERIAL CONTRACTS).

(4) David Craven served as our CEO from July 15, 2002 to January 11, 2003 on a salary of (pound)175,000 per annum plus (pound)12,000 per annum vehicle allowance. As part of an amicable settlement agreement, Mr. Craven received (pound)25,000 and received earlier agreed upon stock options as follows:
     100,000 at $0.20, 250,000 at $0.27 and 50,000 at $0.40 all of which is fully vested and must be exercised no later than January 11, 2008. Mr. Craven has agreed to give up any claims against the Company. (See Item 10. MATERIAL CONTRACTS).

(5) James MacKay became our Interim CEO upon the resignation of Michael Aymong on June 19, 2002 on a salary of $200,000 per annum. He resigned on July 17, 2002. Mr. MacKay alleges that he had a Consulting Agreement for a period of one year, paying him $16,667 per month, pursuant to which he was to provide advisory services. The Company believes that it never entered into a consulting agreement with James MacKay. All agreements with senior management are subject to the Board's approval, and the consulting agreement was not approved by the Board. The Company disputes any rights under the purported consulting agreement claimed by Mr. MacKay.

(6) Michael Aymong's employment with Starnet began April 9, 2001 on a salary $350,000 and certain other additional benefits. He resigned on June 19, 2002. Payments due to him under his contract for housing and car allowances have not been paid as a house and car in Antigua have been provided to him. Pursuant to his employment agreement, Mr. Aymong received 2,800,000 share options all of which are vested and exercisable at the following prices:
     1,200,000 vested at $0.31, 200,000 at $0.78, 200,000 at $1.25, 200,000 at
     $2.25, 400,000 at $4.25, 200,000 at $6.25, 200,000 at $8.25, and 400,000 at
     the closing market price of the shares on March 31, 2003. In addition, pursuant to antidilution provisions of Mr. Aymong's employment agreement, he was granted 140,000 options at an exercise price of $0.75 in connection with the issuance of ordinary shares to AIM Investments Ltd. There were no stock options exercised by Mr. Aymong since his date of resignation.

(7) David Naismith's has been selected by the Board to be a member of the board of directors and to the position of Chief Financial Officer effective August 1, 2003 on a salary of $156,000, an annual housing allowance of $25,000 and certain other additional benefits. In addition, the Company on June 4, 2003 authorized the issuance of options to purchase 150,000 ordinary shares all of which vest only on June 4, 2004 and options to purchase 500,000 ordinary shares all of which vest only on August 1, 2005. (See Item 10. MATERIAL CONTRACTS).

(8) Mark Thompson's consulting arrangement with us began on August 7, 2001, and he has served as Vice President of Finance from November 1, 2001 to September 15, 2002 and Acting Chief Financial Officer from July 2002 to August 31, 2002 respectively on a salary of $100,000 and certain other additional benefits. On December 1, 2002, Mr. Thompson was appointed to the position of Operations Director and Managing Director of Starnet Systems on a salary of $120,000 with an annual housing allowance of $30,000 and certain other additional benefits. With the resignation of Simon Coulthard in 2003, our Group Finance Director, Mr. Thompson is currently our acting Chief Financial Officer. Pursuant to his Consulting Agreement, Mr. Thompson has been granted options to purchase an aggregate of 110,000 ordinary shares of which 30,000 were granted on August 7, 2001 with an exercise price of $1.47 and vesting period of one year; and 80,000 were granted on November 1, 2001 with an exercise price of $0.47 to vest over a one year period. Such options are fully vested.

(9) Mr. Simon Coulthard's employment as Group Finance Director with World Gaming plc began September 1, 2002 on a salary of (pound)75,000 plus car allowance of (pound)7,200. Effective May 8, 2003, MR. Coulthard's employment was terminated. Mr. Coulthard received (pound)18,750 or three months gardening leave as part of his agreed upon severance. (See Item 10. MATERIAL CONTRACTS).

(10) Rodney Davis' employment with us began on July 7, 2001 on a salary of $190,000. He resigned on June 20, 2002. His options continued to vest until November 21, 2002. 100,000 vested options at $1.34; 25,000 vested options at $2.25; 50,000 vested options at $0.45; 25,000 vested options at $0.90; 25,000 vested options at $0.60. These options have now been cancelled as of June 1, 2003. As part of his proposed severance package Mr. Davis received six months salary payable in 12 equal semi-monthly installments; accrued 50% bonus for January to May 2002; severance 50% bonus for the period June-November, 2002 and accrued vacation pay for 16 days. His total severance package was $191,598. (See Item 10. MATERIAL CONTRACTS).

(11) Christopher Thompson served as our Vice President of Finance until July 31, 2001 on a salary of $130,000 and certain other additional benefits. Mr. Thompson filed a lawsuit against us during 2001 for severance which was subsequently settled during November 2002 for $92,500. At May 31, 2003 this severance amount was paid in full.

(12) Liam Gillen's was Managing Director, Starnet Systems from November 27, 2000 to September 30, 2002 on a salary of $120,000 with a housing allowance of $36,000 and certain other benefits. Stock options: 50,000 vested at an exercise price of $.75; 115,000 to vest in three years at an exercise price of $1.18 and in view of the termination of which 38,333 is vested. Mr. Gillen entered into a termination agreement whereby his compensation would be continued from September 30, 2002 until the end of his contract on November 26, 2002. In total, Mr. Gillen was provided with a severance payment of $28,311. (See Item 10. MATERIAL CONTRACTS).

(13) Clare Roberts has served as a director from October 18, 2000. His annual compensation for such service is (pound)18,000. Mr. Roberts has been granted options, of which 100,000 are exercisable and fully vested at an exercise price of $2.13; 50,000 are exercisable and fully vested at an exercise price of $1.44; and 200,000 are exercisable and fully vested at an exercise price of $0.31.

(14) Frederick Hazell resigned as Chairman and a Director on March 19, 2002 on an annual compensation of $24,000. His options are fully vested and 110,298 are exercisable at $2.13, 200,000 at $0.31; and 60,000 at $0.31.

(15) Wolf Bergelt served as a consultant pursuant to a consulting agreement with us, which was terminated on August 31, 2001. The termination agreement provided for a payment of $84,000 payable through June 30, 2002. He resigned from the Board of Directors on May 24, 2002. During the fiscal year ended April 30, 2001 he was paid for his consulting services and for his services as a Director. Mr. Bergelt's 70,000 options are exercisable and fully vested at $1.44 per share, 106,967 are exercisable and fully vested at an exercise price of $2.13 per share, 50,000 are exercisable and fully vested at an exercise price of $0.62, and 200,000 are exercisable and fully vested at an exercise price of $0.31 per share.

(16) David Fleming's employment began September 10, 2001 and he has an annual salary of CDN$180,000. He has been granted options for 100,000 ordinary shares on September 10, 2001 at an exercise price of $0.88 to vest annually on the anniversary dates over a three year period of which 33,334 have vested. In addition, the Board on June 4, 2003 issued options to purchase 500,000 ordinary shares of the Company all of which options will vest only on April 11, 2005. (SEE ITEM 10. MATERIAL CONTRACTS).

(17) Jason Bolduc resigned as a director on March 27, 2002 on a salary of $100,000. He resigned as Vice President of IT and Application Hosting commencing in October 2002. He was originally granted 300,000 options of which 100,000 on April 30, 2000 are vested and are exercisable at $2.12 and 200,000 on April 30, 2001 at an exercise price of $0.31 to vest over a one year period. Mr. Bolduc relinquished 200,000 of his options when he resigned from the Board.

(18) R. Michael Steele's employment began on April 12, 2001 and had an annual salary of CDN$100,000. Effective January 1, 2002, he assumed the position of VP of Strategy and Corporate Communications. He resigned effective June 15, 2002.

WORLD GAMING PLC 2001 SHARE OPTION PLAN

         We operate a share option plan, the World Gaming plc 2001 Share Option Plan (the "2001 Plan"), under which eligible persons may acquire options to purchase ordinary shares or ADRs as determined by Board or the Share Option Committee. The Compensation Committee now consisting of James H. Grossman and Clare Roberts serves as the Share Option Committee. The 2001 Plan was adopted by our Board of Directors on May 17, 2001 and approved by ordinary resolution of our shareholders on May 17, 2001 in substitution of the Starnet Stock Option Plans (1997, 1999 and 1999 (No. 2)), which were terminated in the course of the reorganization and options thereunder were exchanged for new options in the 2001 Plan.

         NUMBER OF ORDINARY SHARES

         The maximum number of the ordinary shares (or ADRs) with respect to which options may be granted under the 2001 Plan is 15,000,000. If any option shall lapse or shall be cancelled, then the shares represented by such option shall become available for new options. An option may be exercised for an ordinary share or an ADR.

         ELIGIBILITY

         All employees, officers, directors and all other persons who provide services to us or any of our subsidiaries, as determined by the Board of Directors, are eligible to participate in the 2001 Plan.

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

         EXERCISE OF OPTIONS

         Our share option agreement provides that the options granted to directors will vest and become exercisable as to 25% of the original number of option shares on the date of grant and a further 25% upon the expiration of each of the following three periods of three months. However, recently granted options in June 2003 to the new Chairman of the Board require a more onerous one year and two year vesting schedule as determined by the Board. Options granted to our employees and officers and the employees and officers of our subsidiaries will normally vest over a three year period from the date of the grant. The options granted in exchange for Starnet's options vest over a two-year period. The exercise of the options for other categories of optionholders may be tied to certain performance conditions. Any new options to be granted to an officer, director or a major shareholder shall not become exercisable until at least six months after the date of such grant. Options will terminate if an optionholder's employment is terminated for cause, or if an option holder voluntarily resigns without appropriate or agreed notice and termination terms, unless otherwise agreed by the Compensation Committee. If the employment or office or directorship is terminated for another reason not contemplated by an option agreement then the option shall be exercisable for a period of 12 months after termination but only to the extent that it is vested and exercisable on the date of termination, except as permitted in the sole discretion of the Compensation Committee. If an optionholder's employment or office or directorship is terminated due to his or her death or disability, the options will remain exercisable for a period of 12 months after termination but only to the extent that they have vested and are exercisable on the date of termination. Notwithstanding the foregoing, all options lapse at the end of the option period applicable to them. Options are not transferable and may only be exercised by the persons to whom they are granted, except in the case of the death or disability of the optionholder in which case they would be exercisable by the guardian or personal representative of the optionholder (as the case may be).

         ISSUES OF ORDINARY SHARES OR ADRS

         Ordinary shares or ADRs issued upon the exercise of options will rank equally with ordinary shares or ADRs, as applicable, of the same class as them, but shall not be entitled to any dividends or other distributions declared prior to the date of the exercise.

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

BOARD PRACTICES

         In English companies, when a director ceases to be a director, whether voluntarily or otherwise, we say that the director has "retired." Our directors are subject to retirement by rotation. At every one of our annual general meetings, one-third of our directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third of our directors, shall retire from office. If there is only one director who is subject to retirement by rotation, that director shall retire. Subject to the provisions of the U.K. Companies Act 1985, the directors to retire by rotation shall be those who have been longest in office since their last appointment or retirement. As between persons who became or were last reappointed directors on the same day, those to retire shall be determined by lot unless they otherwise agree among themselves. If a director retires by rotation and he is not reappointed, the retiring director may retain its office until the meeting appoints someone in his place or until the end of the meeting. However, the director in that situation shall not be deemed to be reappointed, if the shareholders determine not to fill the vacancy or a resolution to reappoint the director is voted upon and defeated. Shareholders holding a majority of the Company's ordinary shares may remove any director from office at any time, with or without cause, subject to the requirements of the U.K. Companies Act of 1985 and our Articles of Association.

COMMITTEES OF THE BOARD OF DIRECTORS

         Our Board of Directors has appointed an Audit Committee and a Compensation Committee.

         AUDIT COMMITTEE

         The Audit Committee has the authority to recommend to our Board of Directors independent public accountants to be nominated for shareholder ratification to audit our books, records and financial statements and to review our systems of accounting (including systems of internal control). Wolf Bergelt was Chairman of the Audit Committee until his resignation as director on May 24, 2002. The Board on April 11, 2003, appointed James H. Grossman and Clare Roberts to the Audit Committee.

         COMPENSATION COMMITTEE

         The Compensation Committee is responsible for administering the operation of the 2001 Plan and for recommending to our Board of Directors compensation plans and arrangements, including awards of any stock options, with respect to our executive officers, directors, and key personnel. The current members of the Compensation Committee are James H. Grossman and Clare Roberts.

EMPLOYEES

         The number of employees by location as of the dates set forth below is as follows:

                   MAY 31,    DECEMBER    DECEMBER     APRIL 30,    APRIL 30,
                    2003      31, 2002    31, 2001       2001         2000
                    ----      --------    --------       ----         ----
    Antigua          48          53           69           79           64
    Canada           39          32           55           54          114
    London            2           5            8            -            -
    Total            89          90          132          133          178

         Development and administrative functions are in Vancouver, Canada while the licensing operations take place in our office in Antigua. In June 2002 our Toronto office was closed and four employees from that office were terminated. Effective May 31, 2003, our London Office was closed resulting in the termination of two employees. The total number of our employees as of May 31, 2003 is 89.

         Our employees are not represented by a union or other collective bargaining organization and we have never experienced a work stoppage. We believe that our employee relations are good.

SHARE OWNERSHIP OF SENIOR MANAGEMENT AND DIRECTORS

         The table below sets forth certain information concerning the share ownership of our directors and senior management as of June 28, 2003.

                                           NUMBER OF
                                        ORDINARY SHARES                                                   PERCENTAGE OF
                          NUMBER OF      OR ADSS WHICH                                                      ORDINARY
                           ORDINARY     MAY BE ACQUIRED   RANGE OF EXERCISE                              SHARES OR ADSS
                          SHARES OR       UNDER SHARE         PRICES OF          RANGE OF EXPIRATION      BENEFICIALLY
      NAME               ADSS OWNED      OPTION PLAN          OPTIONS($)          DATES OF OPTIONS          OWNED(1)
      ----               ----------      -----------          ----------          ----------------          --------
A. Daniel Moran               -           1,500,000             $0.14                  4/2011                   0%
James H. Grossman             -             450,000             $0.14                  4/2011                   0%
David Fleming                 -             600,000         $0.14 - $0.88              9/2006                   0%
David Naismith(2)             -             650,000             $0.14(2)               6/2013                   0%
Mark Thompson                 -             110,000         $0.47 - $1.47          8/2006 - 11/2006             0%
Clare Roberts                 -             350,000         $0.31 - $2.13          1/2004 - 4/2006              0%

__________

(1) The information in this table is based on our records, information provided to us by our directors and executive officers and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. This information is based on 45,781,417 ordinary shares issued and outstanding as of June 28, 2003. Including shares underlying options which are exercisable within 60 days of June 28, 2003, none of the identified persons beneficially owned greater than 1% of the Company's American Depository Shares or ordinary shares.

(2) Mr. Naismith has been selected to become a director of the Company and Chief Financial Officer effective August 1, 2003. The exercise price of certain of Mr. Naismith's options shall be the price of the Company's shares on the close of business on August 1, 2003.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         The following table contains information regarding the beneficial ownership of our ordinary shares, including our American Depositary Shares, as of June 28, 2003, for all shareholders known by us to beneficially own 5% or more of our ordinary shares.

                                 NUMBER OF ORDINARY    PERCENTAGE OF OUTSTANDING
                                   SHARES OR ADRS       ORDINARY SHARES OR ADRS
  NAME OF BENEFICIAL OWNER      BENEFICIALLY OWNED(1)      BENEFICIALLY OWNED
 ---------------------------    ---------------------      ------------------
 Cribbage Limited ..........         6,506,204                   14.2%

 Goodison Park Limited
 (a wholly-owned subsidiary
 of Sportingbet, PLC) ......         5,000,000(2)                10.9%
__________

(1) The information in this table is based on our records, information provided to us by our directors and executive officers and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. This information is based on 45,781,417 ordinary shares issued and outstanding as of June 28, 2003. (SEE ITEM 7. RELATED PARTY TRANSACTIONS).

(2) Excludes up to 7,500,000 ordinary shares which may be acquired by the beneficial owner upon the conversion of a certain convertible note issued by us to the beneficial owner in April 2003. (See Item 10. Additional Information - Material Contracts - Unsecured Convertible Loan Note with Goodison Park Limited).

         SIGNIFICANT CHANGES IN OWNERSHIP OF ORDINARY SHARES

         Prior to the holding company reorganization in 2001, Starnet issued 2,000,000 shares of its common stock to AIM Investments Ltd. pursuant to Starnet's agreement with AIM Investments Ltd's parent Simpson Bay Ltd. described elsewhere in this report. In 2002, As a result of the issuance of the class action shares, Cribbage Limited, a wholly-owned subsidiary of Sportingbet PLC, acquired 6,506,204 American Depositary Shares. With the completion of the financing on April 7, 2003, Goodison Park Limited, another wholly-owned subsidiary of Sportingbet PLC, acquired 5,000,000 ordinary shares of the Company and the right to acquire up to 7,500,000 additional ordinary shares upon the conversion of a certain convertible loan issued by us to Goodison Park Limited. (See Item 7. RELATED PARTY TRANSACTIONS).

         SECURITIES AND RECORD HOLDERS IN THE UNITED STATES

         As of June 27, 2003, 31,843,932 American Depositary Shares were held in the name of CEDE & Co., which is not obligated to disclose publicly the residence of the beneficial owners of those shares. We know that, excluding CEDE & Co. shares, approximately 81% of our ordinary shares were held by 208 U.S. record holders.

         CHANGE OF CONTROL

         We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of our company.

RELATED PARTY TRANSACTIONS

         SIMPSON BAY LTD. AND AIM INVESTMENTS LTD.

         AIM Investments Ltd, an affiliate of Simpson Bay Ltd., is a 4.4% shareholder of World Gaming holding 2,000,000 ADRs. It became a shareholder when Starnet issued 2,000,000 ordinary shares to AIM Investments Ltd. as repayment in full of a June 2000 loan of $1,500,000 extended to Starnet by Simpson Bay Ltd. The Starnet shares owned by AIM were exchanged for our ADRs in the course of the holding company reorganization. Additionally, Simpson Bay Ltd. is affiliated with one of our significant licensees. (See Item 10. MATERIAL CONTRACTS).

         INVESTMENT BY GOODISON PARK LIMITED

         Goodison Park Limited, a wholly-owned subsidiary of Sportingbet Plc, acquired an interest in World Gaming Plc by way of share acquisition and a convertible loan. Goodison Park purchased 5,000,000 ordinary shares of World Gaming at $0.12 per share or a total of $600,000; and made a convertible loan to the Company (the "Convertible Loan") in the principal amount of $900,000. The Convertible Loan is unsecured with principal repayment due in April 2005 and the unpaid principal thereof is convertible at any time into ordinary shares at a conversion price of $0.12 per share. Additionally, Sportingbet Plc is the parent company of one of our significant licensees. (See Item 10. MATERIAL CONTRACTS)

         SETTLEMENT OF DISPUTE WITH CHISEL INC.

         In March 2000, our subsidiary, Starnet Canada, sold substantially all of the assets and undertakings comprising its adult entertainment division to Chisel Media Inc. The sale price for the assets was $2.3 million, of which $460,000 was paid on March 31, 2000 into an attorney trust account, but subsequently was released to Starnet Canada on April 30, 2000, and the balance was to be paid in monthly installments through July 1, 2003. The deferred portion of the purchase price is secured by a general security agreement in favor of Starnet Canada, and a pledge of the shares of Chisel Media Inc. The monthly installments referred to above which were to begin July 1, 2000 have not been paid by Chisel Media Inc. and at December 31, 2001, we reserved for the potential of not being able to collect the principal amount from the buyer. We continue to negotiate a settlement with Chisel Media, Inc. From June 19, 2002 until July 17, 2002, James MacKay, the shareholder of Chisel Media Inc., has served as our interim CEO and a director, of the Company. Any settlement will be scrutinized by the Board as a related party transaction, and will be subject to the Board's approval as such.

         LOAN AGREEMENT WITH SPORTINGBET PLC

         On August 1, 2002, the Company entered into a loan agreement with Sportingbet Plc, one of our licensees. Pursuant to the loan, Sportingbet loaned the Company $1,250,000, which was repaid in full in April 2003. Repayments were in the form of amounts due to us from Sportingbet under our license agreement with them. Pursuant to the loan, Sportingbet had a security interest in our software and the right to access and use the software and the secure site where the hardware is located in the event of default.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

         Our consolidated financial statements for the year ended December 31, 2002 and 2001, eight months ended December 31, 2001 and 2000 set forth in this report following Part III, are included herein at Item 17 of the Annual Report.

LEGAL PROCEEDINGS

         The following are material existing and pending or recently concluded legal claims against us and our subsidiaries:

         LAS VEGAS CASINO INC. LAWSUIT

         On September 16, 1999, Las Vegas Casino Inc. (LVC) commenced an action against Starnet, a number of its subsidiaries and various employees of Starnet and its subsidiaries. LVC alleges that the Starnet breached and wrongfully terminated its license agreement with LVC and misappropriated $15 million from LVC, and that LVC lost gambling revenues in the amount of $1 billion as a result of the breach and wrongful termination. LVC had previously entered into a license agreement with Starnet Systems International Inc. ("Starnet Systems"). Starnet Systems terminated the License agreement because of LVC's non-payment of its royalty fees. The Supreme Court of British Colombia has dismissed this action. LVC has appealed the Court ruling and the Company is awaiting the determination of the appeal. The Company believes the appeal is without merit.

         LAWSUIT BY CASINO ON AIR WORLD ENTERTAINMENT LTD.

         In March 2002, Casino on Air World Entertainment Ltd., a former licensee of the Company, filed a lawsuit against the Company alleging breach of contract in Antigua. The amount of the claim is U.S. $1.84 million. The Company successfully obtained a stay of this action in the Antiguan courts. The court ordered that the dispute be dealt with by way of arbitration. Casino on Air has failed to file a Notice to Arbitrate. The financial impact of this action, if any, cannot be determined at this time, although the Company believes that the claim is without merit.

         SINSATIONAL INTERTAINMENT LAWSUIT

         On April 9, 2003, Starnet Systems served notice to Sinsational Intertainment ("Sinsational"), a former licensee of the Company regarding its outstanding account in the amount of $268,207 indicating the Company would terminate the agreement if the long overdue account was not made current. On April 15, 2003, Sinsational filed a statement of claim in the courts of Antigua and Barbuda against the Company for an amount of $6,637,439. The Company counterclaimed for the outstanding amount due. On April 16, 2003, Sinsational acknowledged in writing the termination of its agreement with the Company. On April 16, 2003, Sinsational commenced an action against the Company and obtained an injunction preventing Starnet Systems from terminating the agreement. On May 12, 2003, at the request of the Company, the court removed the injunction. On May 15, 2003 Sinsational requested that Starnet Systems cease providing services to its website. On May 23, 2003 Sinsational filed an amended statement of claim increasing the amount claimed to $30,869,841 alleging, among other things, breach of contract and permanent loss of shareholder value. On June 19, 2003, Sinsational obtained a new injunction preventing the Company from dealing with Sinsational's customer data. The Company believes that the claim for damages is without merit but there can be no assurances that the outcome would be in favor of the Company.

         CANADA CUSTOMS AND REVENUE AGENCY ("CCRA")

         The CCRA for the past two years have been auditing our subsidiary, Starnet Communications International, Inc. We provided the auditors with all relevant information, and cooperated with the agency. The audit was completed subsequent to December 31, 2002 with the CCRA without any negative finding of financial penalties for the company.

         SUNRISE CORPORATION LAWSUIT

         Sunrise Corporation commenced a lawsuit against the Company in the Superior Court of Ontario on April 16, 2002 . Sunrise Corporation alleges that Starnet Canada failed to make payments for the equipment leased from Sunrise Corporation and that World Gaming is responsible for this debt. The amount of the claim is $465,211 plus interest and costs. The Company has filed an amended defense to this lawsuit. The Company cannot reliably ascertain at this time the merits or financial impact of this lawsuit.

         U.S. DELAWARE CLASS ACTION CLAIMS

         Starnet and certain officers and directors were named as defendants in ten class action lawsuits filed in 1999 alleging that material misrepresentations regarding the nature and inherent risks of the Company's business were knowingly made in filings to the United States Securities and Exchange Commission, press releases and other public statements. The class alleged in the class action claims consists of all persons who purchased Starnet's common stock from March 11, 1999 to August 20, 1999 inclusive, excluding the defendants and persons connected with Starnet. On June 20, 2001, Starnet entered into a memorandum of understanding with the plaintiffs for the settlement of the litigation, which at the time was still subject to the court's approval. The amount of the settlement and related costs totaling $1,200,000 were included in the current year financial statements for the year ended December 31, 2002. The settlement was approved by the court on September 9, 2002. In March 2003, American Depositary Shares valued at approximately $1,050,000 pursuant to the terms of the settlement agreement were issued to the members of the plaintiff's class and $50,000 in related costs was paid in full settlement of this matter.

         WIREMIX MEDIA INC.

         On August 28, 2001 our subsidiary, Starnet Canada, filed a statement of claim against Wiremix Media Inc. in the Supreme Court of British Colombia for approximately CDN$154,645 due under an asset purchase agreement dated February 18, 2000. Under the asset purchase agreement, Wiremix Media purchased certain assets from Starnet Canada. Wiremix Media filed a statement of defense to Starnet Canada's claim. On October 1, 2001, Wiremix Media filed a statement of claim against Starnet Canada. Wiremix Media alleged that Starnet Systems arbitrarily terminated a marketing and consulting agreement with Wiremix and claims damages of approximately $2 million remaining under the contract. A negotiated settlement was agreed between the Company and Wiremix Media during 2002 where we are obligated to pay Wiremix Media CDN$30,000. Of such amount, CDN$30,000 has been as accrued as due but unpaid in our financial statements as at December 31, 2002.

         LAWSUIT BY OUR FORMER FINANCE EMPLOYEE CHRIS THOMPSON

On August 2, 2001, Chris Thompson commenced an action in the Supreme Court of British Colombia against the Company for the wrongful termination of his employment agreement. He claimed damages of approximately $196,800. A negotiated settlement was agreed between the Company and Chris Thompson during 2002 for $97,000. The accrual for the unsettled balance was made in the financial statements as at December 31, 2002 with payments made in full subsequent to December 31, 2002. This matter is now closed.

         HER MAJESTY THE QUEEN IN RIGHT OF CANADA

         On August 17, 2001, Starnet pled guilty to a single count contrary to the gaming provisions of the Canadian Criminal Code. Starnet was fined CDN$100,000 and ordered to forfeit $3,925,000 out of funds theretofore restrained and held by the Royal Canadian Mounted Police in connection with their investigation of Starnet. The investigation is now concluded, and during the hearing before the Court, the Court agreed that there was no legal complaint with regard to Starnet's operations since August, 1999 and as of the date of the plea.

DIVIDEND POLICY

         Our Articles of Association provide that dividends are declared by the shareholders upon the recommendation of the Board of Directors which has the discretion to make any such recommendation. The Company has never paid cash dividends on our ordinary shares, and it is not anticipated that any cash dividends on our ordinary shares will be paid in the foreseeable future.

SIGNIFICANT CHANGES

         We have experienced no significant changes since the date of the annual financial statements other than those disclosed in those financial statements.

ITEM 9.  THE OFFER AND LISTING

NATURE OF TRADING MARKET

         Our ordinary shares are not directly publicly traded in the United States or any foreign market. Our American Depositary Shares are traded on the OTC Bulletin Board. Each American Depositary Share represents one ordinary share. Price quotations for our American Depositary Shares were reported on the OTC Bulletin Board under the symbol "WGMGY" beginning on May 29, 2001. As of June 28, 2003, we had 45,781,417 ordinary shares issued and outstanding, 40,781,415 of which are represented by American Depositary Shares evidenced by American Depositary Receipts issued by Continental Stock Transfer and Trust

Company, as depositary. As of June 28, 2003, 40,781,415 of our ordinary shares were held of record by Continental Stock Transfer and Trust Company, two ordinary shares was held by Continental Stock Transfer and Trust Company and Mr. Steve Nelson jointly, and 5,000,000 ordinary shares were held by Goodison Park Limited. This represents 100% of our issued and outstanding ordinary shares.

         The following table sets forth the high and low closing sale prices for our American Depositary Shares on the OTC Bulletin Board, from the beginning of trading on May 29, 2001 to May 31, 2003 and for Starnet, as our predecessor, starting on September 22, 1997 to May 28, 2001. Such prices do not reflect retail markup, markdown or commissions and may not necessarily represent actual transactions.

                                                                 HIGH       LOW
FIVE MOST RECENT FINANCIAL YEARS                                 ----      -----
   Year ended April 30, 1998..................................   3.375     0.500
   Year ended April 30, 1999..................................  17.010     0.375
   Year ended April 30, 2000..................................  29.000     1.750
   Year ended April 30, 2001..................................   4.187     0.312
   Eight months ended December 31, 2001 ......................   2.100     0.410
   Year ended December 31, 2002...............................   0.975     0.140

YEAR ENDED APRIL 30, 2000
   First Quarter..............................................  29.000     8.560
   Second Quarter.............................................  15.940     3.000
   Third Quarter..............................................   4.560     1.750
   Fourth Quarter.............................................  10.000     2.810

YEAR ENDED APRIL 30, 2001
   First Quarter..............................................   4.187     2.343
   Second Quarter.............................................   3.937     1.125
   Third Quarter..............................................   1.687     0.312
   Fourth Quarter.............................................   1.500     0.593

EIGHT MONTHS ENDED DECEMBER 31, 2001
   May to June 2001...........................................   2.100     0.630
   Third Quarter..............................................   1.630     0.520
   Fourth Quarter.............................................   0.700     0.410

YEAR ENDED DECEMBER 31, 2002
   First Quarter..............................................   0.670     0.410
   Second Quarter.............................................   0.450     0.192
   Third Quarter..............................................   0.270     0.150
   Fourth Quarter.............................................   0.975     0.140

MOST RECENT SIX MONTHS
   December 2002..............................................   0.210     0.160
   January 2003...............................................   0.250     0.160
   February 2003..............................................   0.250     0.170
   March 2003.................................................   0.200     0.120
   April 2003.................................................   0.190     0.126
   May 2003...................................................   0.180     0.140

REGISTRAR, TRANSFER AGENT AND DEPOSITARY

         From June 25, 2001, Continental Stock Transfer and Trust Company has acted as our registrar, transfer agent and depositary with respect to our American Depositary Receipts. Prior to that, our registrar, transfer agent and depositary was Pacific Stock Transfer.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

         Set forth below is information concerning our equity capital structure and related summary information concerning provisions of our Memorandum of Association and Articles of Association and applicable English law. Since it is a summary, it does not contain all of the information that may be important to you, and the summary is qualified in its entirety by reference to the U.K. Companies Act of 1985, our Memorandum of Association and our Articles of Association. Our Memorandum of Association was filed as Exhibit 3.1 to Registration Statement on Form F-4 (SEC File No. 333-48280) on October 19, 2000. Our former Articles of Association, adopted by special resolution on May 17, 2001, were filed as Exhibit 4.2 to Registration Statement on Form S-8 (SEC File No. 333-70056) on September 24, 2001. A copy of our present Articles of Association, adopted by special resolution on June 20, 2002 are filed as an exhibit to this Form 20-F.

         We are incorporated under the name World Gaming plc and our company is incorporated in England and Wales with the registered number 4094204. Our Memorandum of Association does not include a stated purpose.

BOARD ACTION AND POWERS

         The Articles of Association provide that unless otherwise determined by ordinary resolution, the Board of Directors shall consist of not less than two nor more than 10 members. Currently, the number of directors is set at 5.

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

         At each annual general meeting of shareholders, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) must retire from office by rotation. If the number of directors subject to retirement by rotation is fewer than three, one of such directors shall retire. The directors to retire by rotation shall be in addition to any director who wishes to retire and not to offer himself for re-election. The directors to retire by rotation shall include those members who have served the longest on the Board of Directors. A retiring director is eligible for immediate re-election.

         Any provisions of the U.K. Companies Acts of 1985 and 1989 or other United Kingdom statutes applicable to us which would have the effect of rendering any person ineligible for appointment as a director or liable to vacate office as a director by virtue of his having reached any specified age or of requiring special notice or any other special formality in connection with the appointment or election of any director over a specified age, do not apply to us.

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

         COMPENSATION AND EXPENSES

         The compensation of the directors is determined by the Board of Directors but may not in the aggregate exceed (pound)180,000 per year (disregarding any compensation payable to directors in their capaciTY aS executives) or such higher amount as may from time to time be determined by an ordinary resolution of our Board. Such compensation shall (unless such resolution otherwise provides) be divisible among the directors as the Board of Directors may decide, or, failing agreement, equally, except that any director who holds office for only part of the period with respect to which such compensation is payable is entitled only to rank in such division for a proportion of compensation related to the period during which he has held office. Any director who is employed, or holds executive office may be paid such extra compensation by way of a fixed sum of money, or in whole or in part by participating in profits or otherwise, as the Board of Directors may determine, and such compensation may be in addition to or instead of a fee payable to him for his services as director. The directors may repay to any director all reasonable expenses as he may incur in attending and returning from meetings of the directors or of any committee of the directors or shareholders' meetings or otherwise in connection with our business.

         PENSIONS AND OTHER BENEFITS

         The directors shall have the power to pay and agree to pay gratuities, pensions or other retirement benefits, death or disability benefits to (or to any person in respect of) any director or ex-director and, for the purpose of providing any such gratuities, pensions, or other benefits, to contribute to such scheme or to pay premiums.

         INTERESTED DIRECTOR TRANSACTIONS

         Subject to certain provisions of the U.K. Companies Act of 1985 designed to enforce fair dealing by directors and prevent their taking financial advantage, and provided that a director has disclosed to the directors the nature and extent of any interest, a director:

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

      o any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiaries in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

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

         INDEMNIFICATION OF DIRECTORS

         Our Articles of Association entitles (subject to the provisions of the U.K. Companies Act of 1985 and the U.K. Uncertificated Securities Regulations
1995) every director, secretary or manager of our company, to be indemnified by the Company against liabilities incurred during the discharge of his or her duties including where judgment is given in his or her favor or if the claim is disposed of where he or she has not been found to have been in material breach of his or her duty.

DESCRIPTION OF SHARE CAPITAL

         GENERAL

         Our authorized share capital is (pound)1,000,000 divided into 500,000,000 ordinary shares of (pound).002 nominal value per share.

         ORDINARY SHARES

         As of June 28, 2003, 45,781,417 of our ordinary shares were issued and outstanding and are fully paid or credited as fully paid, each of which is in registered form. No holder of ordinary shares will be required to make additional contributions of capital in respect of those shares in the future.

There are no rights of pre-emption attaching to the ordinary shares, save as set out below under "Issuance of Shares". See Item 10 - Additional Information - Material Contracts - Unsecured Convertible Loan Note with Goodison Park Limited and - Stock Acquisition Agreement with Goodison Park Limited. Furthermore, they are not issued as redeemable shares. However, it should be noted that we may choose to utilize the power conferred upon us by Part V Chapter VII of the Companies Act 1985 to issue redeemable shares subject to obtaining an appropriate authority from the shareholders. Neither the Memorandum of Association, Articles of Association, nor any statutory provision in England and Wales restrict in any way the ownership of, nor voting rights attaching to, the ordinary shares held by persons resident outside the United Kingdom. Under the terms of our Articles of Association, we are obliged to give notice of shareholder meetings to all ordinary shareholders, including those with an address for service outside the United Kingdom.

         ISSUANCE OF SHARES

         Subject to any special rights previously conferred on the holders of any issued shares or class of shares, any share of the Company may be issued with any preferred, deferred, or other special rights. They may also be issued subject to restrictions, including, without limitation, restrictions on dividends, return of capital, voting or otherwise, as an ordinary resolution of a general meeting of our shareholders may from time to time direct, and failing such direction, as our Board of Directors may determine.

         Subject to the provisions of the U.K. Companies Act 1985, the authorized but not issued shares are at the disposal of the directors who may issue, grant options over or otherwise dispose of them to those persons and on whatever terms they deem appropriate.

         Pursuant to Section 80 of the U.K. Companies Act 1985, our directors are authorized to allot shares (or grant any right to subscribe for or convert other securities into shares) up to (pound)1,000,000, and SucH authorization will expire five years from the date our incorporation.

         If ordinary shares are to be issued for cash, Section 89 of the U.K. Companies Act 1985 requires, subject to limited exceptions in respect of employee share schemes, that those shares first be offered to existing holders of shares in proportion to their holdings. However, Section 95 of the U.K. Companies Act 1985 provides that in certain circumstances the directors of a company may by special resolution be given power to issue shares as if Section 89 did not apply. Our Articles of Association render Section 89 inapplicable up to the aggregate nominal amount of (pound)100,000, and this authority will expire at the cloSE oF business on May 17, 2006.

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

         DIVIDEND RIGHTS

         Holders of ordinary shares are entitled to receive those dividends as may be recommended in the discretion of the Board of Directors and declared by the shareholders in a general meeting, but no larger dividend may be declared than is recommended by our Board of Directors. No unpaid dividend bears interest as against the Company unless otherwise provided by the rights attached to the shares.

         RIGHTS IN LIQUIDATION

         In the event of the Company's liquidation, after satisfaction of liabilities to creditors, holders of ordinary shares are entitled to share pro rata in the net assets of our company.

         NOTIFICATION OF INTEREST IN ORDINARY SHARES

         Section 198 of the U.K. Companies Act 1985 obliges any person (subject to exception) who acquires an interest of 3% or more of our ordinary shares to notify the Company of his interest within two business days following the day on which the obligation to notify arises. After the 3% level is exceeded, similar notification must be made if the whole percentage figure increases or decreases, rounded down to the next whole number. For the purposes of the notification obligation, the interest of a person in the shares means any kind of interest in shares (subject to certain exceptions) including any shares (1) in which his spouse or his child or stepchild, is interested, (2) in which a corporate body is interested where either (a) that corporate body or its directors are accustomed to act in accordance with that person's directions or instructions, or (b) that person controls one third or more of the voting power of that corporate body, or (3) in which another party is interested where the person and that other party are parties to a "concert party" agreement under Section 204 of the U.K. Companies Act 1985 and any interest in shares is in fact acquired by any one of the parties pursuant to the agreement. A "concert party" agreement is an agreement which provides for one or more parties to it to acquire interests in shares of a particular company and imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of the interests.

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

         In addition to the restrictions on the rights attaching to shares imposed by the U.K. Companies Act 1985 for noncompliance with Section 212 of that Act, the Articles of Association apply additional restrictions. The restrictions imposed or applied can potentially include disenfranchisement, loss of entitlement to dividends and other payments and restrictions on alienability.

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

         Subject to the restrictions referred to in the following paragraph, at a meeting of shareholders every holder of shares who (being an individual) is present in person or (being a corporation) is present by a representative or proxy not being himself a member shall have one vote on a show of hands, and on a poll, every holder of shares present in person or by proxy shall have one vote for every share held. A special or extraordinary resolution (such as, for example, a resolution amending our Memorandum of Association or Articles of Association or approving a winding-up of the company) requires approval of the holders of 75% of our issued ordinary shares represented at a shareholders meeting, in person or by proxy, and voting thereon. Shareholders are not entitled to cumulative voting rights. A poll can be demanded by:

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

         TRANSFER OF SHARES

         Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to the Articles of Association. The instrument of transfer of a share may be in any usual form or in any other form of which the directors approve and shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The directors may restrict the transfer of a share which is not fully paid provided that any such restriction will not prevent dealings in the shares from taking place on an open and proper basis. Subject to the provisions of English law, the Company's Articles of Association provide that we may issue shares which may be held, evidenced and transferred through a relevant system in an uncertificated form.

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

CHANGE OF CONTROL

         We have a "classified" Board of Directors because our directors must retire by rotation. This means that (if the retiring directors are willing to continue to act and are approved by the Board and offer themselves for re-election) only approximately one-third of our directors are eligible for election each year (in addition to any directors appointed by the Board since the last annual general meeting).

         In addition to the shareholders right not to re-appoint retiring directors who are willing to continue to act and are approved by the Board and to re-appoint directors appointed by the Board since the last annual general meeting, shareholders can remove directors by ordinary resolution of the holders of 50% of our issued ordinary shares represented at a shareholders meeting.

MATERIAL CONTRACTS

   The following is a summary of our material contracts. We have included the contracts entered into by our operating subsidiaries that we consider material to our operations.

         ACCORD AND SATISFACTION AGREEMENT AMONG STARNET, STARNET SYSTEMS, SIMPSON BAY, LTD., AND AIM INVESTMENTS LTD

         An Accord and Satisfaction Agreement among Starnet, Starnet Systems, Simpson Bay, Ltd., and AIM Investments Ltd. was entered into on May 17, 2001. Simpson Bay loaned to Starnet Systems, a subsidiary of Starnet, $1,500,000 pursuant to a loan agreement dated June 23, 2000, which provided for the conversion of the Loan into shares of Starnet. The Accord and Satisfaction Agreement was entered into to effect such conversion. Pursuant to the agreement, 2,000,000 unregistered shares of Starnet's common stock were issued to Simpson Bay as repayment in full of the loan. The parties further agreed that Starnet would be free to utilize the equipment that had been located in Gibraltar. Simpson Bay agreed to exclusively use Starnet software on its sites www.playersonly.com, www.sportsbook.com, and www.acescasino.com for four years from August 15, 2000. Starnet will have a right of first opportunity to design new gaming software for Simpson Bay so long as it can be competitive with other providers. An affiliate of Simpson Bay will give Starnet a right of first refusal for two years to provide new Starnet sportsbook and casino software for the new casino sublicensee sites that will be launched by such affiliates so long as Starnet's software is competitive. In the event of change of control of Simpson Bay such right will terminate. Simpson Bay and Starnet also agreed that they will attempt to integrate Starnet's casino with the back-end software on Starnet's back-end when they launch a European sportsbook.

         LOAN AGREEMENT BETWEEN STARNET, WORLD GAMING AND SPORTINGBET PLC; GENERAL SECURITY AGREEMENT WITH SPORTINGBET PLC; ESCROW AGREEMENT WITH NCC ESCROW INTERNATIONAL LIMITED.

         On August 1, 2002, Starnet, World Gaming and Sportingbet PLC ("Sportingbet") entered into a Loan Agreement (the "Loan Agreement") pursuant to which Sportingbet agreed to loan to Starnet and

World Gaming a maximum principal amount of $1,500,000 (the "Loan"). The Loan bears interest at a rate of 2% above LIBOR. The Loan provides that payments are made under the Loan based upon a deduction by Sportingbet of $225,000 per month from November 2002 to March 2003 and $62,500 per month from April 2003 to September 2003. The Loan is subject to an Escrow Agreement and a Charge Agreement, which provides Sportingbet the right to access and use the software and the secure site where the hardware is located in the event of default. However, the Loan was fully repaid in April, 2003.

         On August 1, 2002, in connection with the Loan Agreement, we entered into a Security Agreement with Sportingbet. The Security Agreement provides that we grant Sportingbet a security interest in the hardware used by us to provide the services to Sportingbet under the License Agreement between the parties. The grant of the security interest secures our obligation to repay Sportingbet under the Loan Agreement. If certain trigger events occur under the Loan Agreement, Sportingbet may take possession of the hardware, subject to any restrictions by law, or exercise other rights available to it, including selling or leasing the hardware. Subsequent to December 31, 2002, the Loan was fully repaid in April, 2003.

         On August 1, 2002, the Company entered into an escrow agreement with Internet Opportunity Entertainment Limited (now a subsidiary of Sportingbet) and NCC Escrow International Limited (the "Escrow Agreement"). The Escrow Agreement provides that the source code that forms the software that the Company license to Sportingbet is held in escrow by NCC. Upon a trigger event, subject to certain restrictions, Sportingbet may require that NCC release the source code to Sportingbet. Sportingbet required under the Loan Agreement that the Escrow Agreement be maintained as a continuing security for repayment of the Loan.

         UNSECURED CONVERTIBLE LOAN NOTE WITH GOODISON PARK LIMITED

         As part of the $1.5 million financing completed in April 2003 (subsequent to the year ended December 31, 2002), the Company entered into an unsecured convertible loan ("Convertible Loan") for an amount of $900,000 on April 4, 2003 with Goodison Park Limited, a wholly-owned subsidiary of Sportingbet PLC ("Goodison Park"). Unless previously repaid or redeemed, the Convertible Loan must be repaid on April 4, 2005, two years from the issue date. Goodison Park has the right during the two year period in which the Convertible Loan remains outstanding to require the Company to redeem the Convertible Loan for shares of stock in the Company at a per share conversion price of $0.12. This redemption can be for an amount of at least $50,000 and up to the full amount outstanding as designated by Goodison Park. Goodison Park has the right to transfer the entitlement under the Convertible Loan. Additionally, the Company has agreed that while the Convertible Loan is outstanding, that it will not, without the consent of Goodison Park, create, issue or redeem and share or loan capital or grant any options (except for those issued in accordance with the Company's 2001 Share Option Scheme) or effect any other change in the Company's share capital.

         STOCK ACQUISITION AGREEMENT WITH GOODISON PARK LIMITED

         On April 4, 2003, as part of the $1.5 million financing, the Company entered into a Stock Acquisition Agreement with Goodison Park ("Acquisition Agreement"). Pursuant to the Acquisition Agreement, the Company was required to issue 5,000,000 ordinary shares of (pound)0.002 each in the capital of the Company At A subscription price of $0.12 per share, for a total subscription price of $600,000. The shares are fully transferable unrestricted shares with full voting and other rights attaching to the Company's share capital in accordance with its Articles of Association. The shares shall not be issued as American Depositary Shares. Subject to the terms of the Acquisition Agreement, Goodison Park also has the right to require the Company to appoint and maintain in office one director of the Company's board of directors who will also be a member of any committee of the Board.

         World Gaming undertook in the Acquisition Agreement relating to the purchase of such 5,000,000 ordinary shares to procure that a resolution be proposed to its shareholders at its 2003 Annual General Meeting which if passed, would enable the directors to issue shares non-pre-emptively only in respect of sufficient numbers of shares to meet the exercise of existing share options. In addition, World Gaming undertook (subject to certain qualifications) not to take the following actions without the prior written consent of Goodison Park:

      o any change to World Gaming's Memorandum and Articles of Association other than as contemplated by the Acquisition Agreement;

      o the presentation of any petition for winding-up or petition for an administration order;

      o any change in the share capital or the creation, allotment or issue of any shares or of any other subscribe for or to convert any instrument into such shares or securities other than as contemplated by the Acquisition Agreement and other than any shares issued pursuant to the normal operation of World Gaming's 2001 Share Option Plan but excluding all executive arrangements;

      o any reduction of the share capital or variation of the rights attaching to any class of shares or any redemption, purchase or other acquisition of any shares or other securities;

      o the adoption after the date hereof of any bonus or profit-sharing scheme, any share option or share incentive scheme or employee share trust or share ownership plan or retirement benefit scheme;

      o  capital expenditure of greater than US$200,000;

      o the entry into of any contract or commitment under which World Gaming may incur costs of US$200,000 or more or which may not be fulfilled or completed within one year or with a director or connected person of a director;

      o the borrowing of amounts (or indebtedness in the nature of borrowings) other than in the ordinary course of trading or the creation of any charge or other security over any of the Company's assets or property;

      o  the giving of any guarantee or indemnity; and

      o the commencement or settlement of any litigation arbitration or other proceedings which are material in the context of the Company's business.

         GUARANTEE FROM NICHOLAS JACKSON IN FAVOR OF GOODISON PARK LIMITED

         In connection with the Convertible Note and the Acquisition Agreement, Nicholas Jackson agreed to enter into a guarantee agreement pursuant to which Mr. Jackson guaranteed to procure the due and punctual performance of World Gaming's obligations. Goodison Park has released Mr. Jackson from this guarantee effective June 4, 2003.

         SOFTWARE LICENSE AGREEMENT BETWEEN INTERNET OPPORTUNITY ENTERTAINMENT LTD. AND SOFTEC SYSTEMS CARIBBEAN INC. DATED MARCH 19, 1998

         A Software License Agreement between Internet Opportunity Entertainment Ltd., the successor to Internet Opportunity Entertainment Ltd., the successor to Internet Opportunity Antigua, and Starnet Systems' predecessor, Softec Systems Caribbean Inc., was entered into on March 19, 1998. Starnet Systems licensed its Internet casino software in order to allow Internet Opportunity to operate an Internet gaming site. The non-exclusive license provides for a single online casino which includes such games as blackjack, roulette, pai gow poker, video poker and slot machines and a sportsbook web site, an HTML version of the sportsbook and a lottery ticket distribution web site. Starnet Systems was to provide all necessary computer hardware to run Internet Opportunity's site. The term of the license was for one year, and renews indefinitely for additional one-year terms. During such renewal terms, Internet Opportunity may cancel the license upon at least 45 days notice prior to the end of such term, and Starnet Systems may cancel upon at least eight months notice. In the event of breach by either party, the other party may terminate this agreement. Starnet Systems can also terminate this agreement if it becomes the subject of a serious third party civil or criminal litigation as a result of Internet Opportunity's actions. The agreement can also be terminated by either party if the other party becomes insolvent. *CERTAIN TERMS OF THIS AGREEMENT ARE SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT WITH THE SECURITIES AND EXCHANGE COMMISSION.

         SOFTWARE LICENSE AGREEMENT BETWEEN REAL ENTERTAINMENT LTD. AND SOFTEC SYSTEMS CARIBBEAN INC. DATED MAY 10, 1999

         A Software License Agreement between Real Entertainment Ltd. and Starnet Systems' predecessor, Softec Systems Caribbean Inc. was entered into on May 10, 1999. Starnet Systems licensed its Internet casino software in order to allow Real Entertainment to operate an Internet gaming site. The non-exclusive license permits no more than two casinos including such games as blackjack, roulette, pai gow poker, video poker and slot machine, a sportsbook web site, an HTML version of the sportsbook, and a lottery ticket distribution web site. Starnet Systems was to provide all necessary computer hardware to run Real Entertainment's site. The term of the license is for one year, and it will renew indefinitely for additional one year terms. During such renewal terms Real Entertainment may cancel the license upon at least 45 days notice prior to the end of such term, and Starnet Systems may cancel upon at least six months notice. In the event of breach by either party, the other party may terminate this agreement. Starnet can also terminate this agreement if it becomes the subject of a serious third party civil or criminal litigation as a result of Real Entertainment's actions. The agreement can also be terminated by either party if the other party becomes insolvent. *CERTAIN TERMS OF THIS AGREEMENT ARE SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT WITH THE SECURITIES AND EXCHANGE COMMISSION.

         INTERNET SERVICE AGREEMENT BETWEEN EFS CARIBBEAN INC. AND CABLE AND WIRELESS (WEST INDIES) LTD.

         The Company hosts its casino, sportsbook and pari-mutuel offerings on servers in Antigua with access to this software provided to our licensees and their clientele. As such, internet access to these servers is critical to the provision of our services. To facilitate these services, EFS Caribbean Ltd. entered in an agreement with Cable and Wireless (West Indies) Ltd., on April 21, 1999 for the provision of Internet Services. The initial terms of agreement was for three months but the agreement will continue until either party provides 30 days advance written notice of termination. Cable and Wireless may revise the charges payable under the agreement upon thirty (30) days advance notice.

EMPLOYMENT AND CONSULTING AGREEMENTS

         JAMES H. GROSSMAN, CHAIRMAN

         The Company entered into a service agreement dated June 4, 2003 with James Grossman with an effective date of April 11, 2003, to serve as a non-executive member of the board of director and specifically as the Chairman of the Board of Directors. In exchange for these services, Mr. Grossman is provided with a compensation of (pound)50,000 per annum. Mr. Grossman's fees include compensation for up to FivE hours a month of legal services to be provided by Mr. Grossman to the Company and Mr. Grossman may additionally provide up to five hours per month of legal services, the fees for which shall not exceed a total of US$1,750.00 per month. Such additional legal services shall be subject to review by Company management at the end of each calendar year. During the first month of this agreement, Mr. Grossman received a special fee of (pound)5,000 in addition to his compensation for performing extraordinary duties. As part oF hiS compensation package, Mr. Grossman is entitled to an annual cash bonus to be determined by the Board. Mr. Grossman is also entitled to stock options totaling 450,000, 150,000 of which are to fully vest on April 11, 2004 and 300,000 of which on April 11, 2005. All options, however, will vest upon a change of control or if Mr. Grossman is terminated without cause. The stock option exercise price will be determined based on the closing price on June 4, 2003. The term of the service agreement is six months and shall remain in force until terminated by either the Company or Mr. Grossman upon six months prior written notice.

         A. DANIEL MORAN, CHIEF EXECUTIVE OFFICER

         Starnet Systems entered into an employment agreement dated June 4, 2003 with Daniel Moran with an effective date of April 11, 2003. Pursuant to such agreement, Mr. Moran serves as Chief Executive Officer of World Gaming and Starnet Systems. He has a base salary of (pound)115,000, an annual housing allowance of (poUNd)15,600, and certain other additional benefits. As part of his compensation package, Mr. Moran is entitled to a 50% annual cash bonus based on objectives set by the board of directors. Mr. Moran is also entitled to a deferred bonus that is payable if he is still employed by the Company in three years, which bonus is calculated at 75% of all bonuses paid over the three years. Mr. Moran is also entitled to stock options totaling 1,500,000 shares; 1,000,000 shares which are to fully vest on April 11, 2004 and 500,000 by April 11, 2005. 500,000 of the shares vesting on April 11, 2004 were given in consideration of Mr. Moran serving as director and 500,000 were an initial signing bonus. All options immediately vest upon a change of control. The stock option exercise price is the closing price of the Company's shares on June 4, 2003. If Mr. Moran's employment agreement is terminated without cause, the Company will be required to pay him a severance payment of six months base salary and allowances.

         DAVID NAISMITH, CHIEF FINANCIAL OFFICER - DESIGNATE

         Starnet Systems entered into an employment agreement dated June 4, 2003 with David Naismith effective August 1, 2003 for the position of Chief Financial Officer. He will have a base salary of $156,000, an annual housing allowance of $25,000, and certain other additional benefits. As part of his compensation package, Mr. Naismith is entitled to a 50% annual cash bonus based on objectives set by the board of directors. Mr. Naismith is also entitled to a deferred bonus that is payable if he is still employed by the Company in three years, which bonus is calculated at 75% of all bonuses paid over the three years. Mr. Naismith is also entitled to stock options totaling 650,000; 150,000 which are to fully vest on June 4, 2004 and 500,000 on August 1, 2005. The stock option exercise price for the 150,000 shares will be determined based on the closing price on June 4, 2003 and the stock option price for the 500,000 shares will be determined based on the closing price of August 1, 2003. If Mr. Naismith's employment agreement is terminated without cause, the Company will be required to give him six months notice or pay him a severance payment of six months base salary and allowances.

         DAVID FLEMING, CHIEF TECHNOLOGY OFFICER AND MANAGING DIRECTOR OF INPHINITY INTERACTIVE

   Inphinity Interactive Inc. extended a written offer of employment to David Fleming in the position of Vice President Product Development beginning September 10, 2001. Effective October 2002, Mr. Fleming was appointed to the position of Chief Technology Officer. Mr. Fleming's base salary is $180,000 CDN as of October 2002. As part of his compensation package, Mr. Fleming is entitled to 30% annual cash bonus, up to 50% of which may be used to purchase our stock options. Mr. Fleming also received stock options to purchase 100,000 shares vesting over a three year period in equal installments at a strike price to be set at the price at the close of market on September 10, 2001. If Mr. Fleming's employment agreement is terminated without cause, Inphinity will be required to pay him a severance payment of four months base salary.

         MARK THOMPSON, OPERATIONS DIRECTOR, MANAGING DIRECTOR OF STARNET SYSTEMS AND ACTING CHIEF FINANCIAL OFFICER

         The Company extended a written offer of employment to Mark Thompson in the position of Operations Director and Managing Director of Starnet Systems beginning December 1, 2002 with a base salary of $120,000, an annual housing allowance of $30,000, a company maintained vehicle and certain other benefits. As part of his compensation package, Mr. Thompson is entitled to up to a 75% annual cash bonus. Mr. Thompson is also entitled to stock options which are yet to be defined. If Mr. Thompson employment agreement is terminated without cause, the Company will be required to pay him a severance payment of four months base salary and allowances.

         Mr. Thompson previously held the position of Vice President Finance which he was appointed to in November 1, 2001. He had a base salary of $100,000 and certain other benefits. As part of his previous compensation package, Mr. Thompson was granted options totaling 80,000 with an exercise price of $1.49 which were fully vested by November 1, 2002. Prior to November 1, 2001, Mr. Thompson was employed as a consultant from August 7, 2001 to October 31, 2001 in which Mr. Thompson was compensated $80,000 and granted 30,000 options with an exercise price of $0.49. The stock options have fully vested.

         Mr. Thompson briefly resigned from the Company from September 15, 2002 to November 30, 2002, and was awarded as severance six months compensation payable in 12 equal semi-monthly installments and 22 days of accrued vacation pay. There were no payments made under this arrangement and subsequently Mr. Thompson released the company from this obligation as of June 30, 2003.

         LIAM GILLEN, FORMER MANAGING DIRECTOR OF OPERATIONS

         Starnet entered into an employment agreement with Liam Gillen on November 27, 2000 to serve as the Managing Director of Operations of Starnet Systems. Mr. Gillen's employment agreement was for a term of two years, subject to extension upon the written agreement of the parties. Mr. Gillen's base salary in the year 2001 was $96,000. As part of his compensation package, Mr. Gillen received 50,000 options pursuant to the Starnet Option Plans to purchase Starnet's stock. Starnet paid Mr. Gillen a vehicle allowance, housing allowance for housing in Antigua and a travel allowance. Starnet also provided Mr. Gillen with an interest-free loan of $25,000, repayable in 24 installments, to obtain a credit card in Antigua and a relocation allowance to move to Antigua.

         The employment agreement was terminable by Starnet for cause. If Mr. Gillen's employment agreement was terminated without cause, or if a change of control occurred, Starnet would have been required to pay him a severance payment of six months base salary plus six months benefits and a moving allowance. Additionally, upon such termination, Mr. Gillen's stock options would accelerate and become exercisable. The employment agreement contained post-termination restrictive covenants relating to non-competition with Starnet, non-solicitation of its customers, non-dealing with its customers and non-solicitation of its employees. The employment agreement also contained an express obligation of confidentiality in respect of its trade secrets and confidential information.

         By letter dated September 6, 2002, Mr. Gillen's employment contract and services thereunder were terminated effective November 26, 2002. Pursuant to the letter, the outstanding amount under his employment agreement of US$28,310 were paid in six equal installments over the last three months of 2002.

         SIMON COULTHARD, FORMER CHIEF FINANCIAL OFFICER

         The Company extended a written offer of employment to Simon Coulthard in the position of Group Finance Director beginning September 1, 2002 with a base salary of (pound)75,000, an annual vehicle allowance of(pound)7,200, and certain other additional benefits. As part of his compensation package, MR. Coulthard was entitled to up to a 75% annual cash bonus. Mr. Coulthard was also entitled to stock options which were never approved by the board of directors. If Mr. Coulthard's employment agreement was terminated without cause, the Company would have been required to give him three months notice or pay him a severance payment of three months base salary and allowances. Effective May 8, 2003, Mr. Coulthard's employment was terminated. Mr. Coulthard received(pound)18,750 or three months gardening leave as part of his agreed uPOn severance.

         NICHOLAS JACKSON, FORMER CHIEF EXECUTIVE OFFICER

         Starnet Systems entered into an employment agreement dated January 29, 2003 with Nicholas Jackson effective January 17, 2003 for the position of Chief Executive Officer. He had a base salary of (pound)174,000, aN annual vehicle allowance of (pound)12,000, an annual housing allowance of $48,000 and certain other additIOnaL benefits. Mr. Jackson also received stock options entitlement of 50,000 shares to vest 60 days from January 17, 2003. If Mr. Jackson's employment agreement was terminated without cause, the Company would have been required to pay him a severance payment of six months base salary and allowances.

         SETTLEMENT AGREEMENT WITH STARNET, NICHOLAS JACKSON, SPORTINGBET AND GOODISON PARK

         On June 4, 2003, the Company entered into a settlement agreement regarding Nicholas Jackson's employment relationship with the Company. Under the settlement agreement, Mr. Jackson waived any rights that he had under his employment agreement. Mr. Jackson was entitled to exercise options for 352,459 shares of the Company at prices ranging from $0.31 to $2.13. The options are vested and may be executed any time prior to five years after their respective vesting dates, which ranged from January 1, 1999 to April 30, 2001. Mr. Jackson was also entitled to a severance payment of (pound)125,000. The Company gave up any claims that iT haD against Mr. Jackson for his performance as a director or employee. The agreement had certain restrictions with respect to Mr. Jackson's soliciting or competing with the Company. In connection with the severance agreement, Goodison Park released Mr. Jackson from his personal guarantee.

         DAVID CRAVEN, FORMER CHIEF EXECUTIVE OFFICER

         The Company entered into an employment agreement dated November 20, 2002 with David Craven effective July 15, 2002 for the position of Chief Executive Officer. He had a base salary of (pound)175,000, an annual vehicle allowance of (pound)12,000, and certain other additional benefits. As part of his compensation package, Mr. Craven was entitled to an annual cash bonus of up to 100% of his base salary. Mr. Craven was entitled to options for 100,000 ordinary shares at exercise prices ranging from $0.27 to $1.00 per share. Mr. Craven's employment agreement was terminated on January 13, 2003.

         On June 28, 2003, the Company entered into a settlement agreement regarding Mr. Craven's employment agreement with the Company after an unfair dismissal claim was raised with the UK Employment Tribunal. In exchange for a full release of the Company by Mr. Craven, Mr. Craven is to receive (pound)25,000 and, in accordance with his employment contract, options to purchase 400,000 shares at prices ranging from $0.27 to $0.40.

         MICHAEL AYMONG, FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER

         Starnet entered into an Agreement of employment with Michael Aymong on April 6, 2001. Pursuant to the Agreement, Mr. Aymong served as the President and Chief Executive Officer of World Gaming and Starnet. His initial base salary was US$300,000 on April 9, 2001 and increased to US$350,000 as of July 9, 2001. Mr. Aymong was eligible for a bonus of up to 100% of his base salary, as approved by the board of directors. Also as part of his compensation, Mr. Aymong was awarded 1,200,000 options at April 9, 2001 at an exercise price of $0.31 vesting within 60 days, another 1,200,000 options to be issued monthly over a 22 month period commencing June 9, 2001 at stated exercise prices ranging from the share price on March 29, 2001 and amounts between $1.25 to $8.25, with the potential issuance of an additional 400,000 options on April 30, 2003. In addition, if during the term of Mr. Aymong's employment agreement Starnet issued additional shares from treasury, he would be immediately entitled to options to acquire 7% of such shares. Mr. Aymong's employment relationship with the Company ended on June 19, 2002.

         RODNEY DAVIS, FORMER CHIEF FINANCIAL OFFICER

         The Company entered into an employment agreement on July 5, 2001 with Rodney Davis providing for his employment with the Company as Vice President and Chief Financial Officer. Mr. Davis was compensated with an annual salary of $190,000 and certain additional benefits and was eligible for a bonus of up to one-half the annual salary. Mr. Davis resigned as of May 20, 2002 and was provided a severance package comprised of $95,000, accrued bonus of $39,583, a severance bonus of $47,500 and continued vesting on 225,000 of his then unvested options.

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

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISERS REGARDING YOUR PARTICULAR TAX CONSEQUENCES.

UNITED KINGDOM TAX CONSEQUENCES

         The following discussion sets forth the material U.K. tax consequences of the ownership and disposition of our ordinary shares or American Depositary Shares by Qualifying U.S. Holders. A "Qualifying U.S. Holder" is a U.S. Holder who is a resident of the United States for purposes of the recently revised U.S.-U.K. income tax treaty, who owns or controls less than ten percent of the Company's outstanding voting power and who has acquired his American Depositary

Shares or ordinary shares for bona fide commercial reasons as an investment and not in connection with any business carried on through a permanent establishment situated in the United Kingdom or for the purposes of securing the benefit of
Article 10, relating to dividends, of the U.S.-U.K. income tax treaty. This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder. This discussion is based on the current provisions of United Kingdom domestic tax law, current regulations promulgated thereunder, judicial decisions and published positions of the Inland Revenue and/or Customs and Excise and other applicable authorities, all as in effect as of the date hereof, and each of which is subject to change or to differing interpretations, possibly with retroactive effect. This discussion does not address all aspects of U.K. taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances.

         For the purposes of U.K. tax on distributions on ordinary shares, the holders of American Depository Shares are treated as the beneficial owners of our ordinary shares underlying their American Depository Shares. For the purposes of this summary it is assumed, and we are of the opinion, that our business is managed and controlled in the United Kingdom.

         On March 31, 2003, the U.S. and the U.K. exchanged instruments of ratification on a new income tax treaty. This New Tax Treaty has a complex set of effective dates. The New Tax Treaty will generally be effective for tax years commencing after March 31, 2003. For many companies resident in the U.K., including our company, this means that the New Tax Treaty will become effective for the tax year commencing on April 1, 2003. For most U.K. individuals, the New Tax Treaty will become effective for the tax year commencing April 6, 2003. And for U.S. taxpayers who file their taxes based on the calendar year, the New Tax Treaty will become effective commencing January 1, 2004. But there are two exceptions to these general rules. First, certain provisions under the New Tax Treaty concerning dividends paid by a U.K. company to its U.S. shareholders will become effective on May 1, 2003. Second, a person who would have been entitled to greater benefits under the Old Tax Treaty between the U.S. and the U.K. may elect to have the Old Tax Treaty apply for a period of 12 months following the date on which the New Tax Treaty was otherwise scheduled to become effective. The summary set out below will provide brief descriptions of both the Old Tax Treaty and the New Tax Treaty.

         DISTRIBUTIONS ON AMERICAN DEPOSITARY SHARES OR ORDINARY SHARES

         An individual shareholder resident in the United Kingdom generally is entitled to a tax credit, referred to as the "U.K. tax credit", in respect of any cash dividend received equal to one-ninth of the dividend. Under the prior law, the payment from the U.K. Inland Revenue to a Qualifying U.S. Holder was reduced by a U.K. withholding tax equal to the lesser of (1) 15 percent of the sum of the dividend and the amount of the U.K. tax credit and (2) the amount of the U.K. tax credit. Currently, the U.K. does not, in general, impose a dividend withholding tax.

         A Qualifying U.S. Holder would not be entitled to receive any cash payment in respect of the U.K. tax credit for dividends paid by us, and U.S. Holders that are not Qualifying U.S. Holders, depending on their personal circumstances, may be liable to U.K. tax in respect of dividends at a rate of up to 32.5 percent.

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

         TAXATION OF THE COMPANY

         A company that is incorporated in the United Kingdom prima facie is treated as being resident in the United Kingdom for tax purposes. However, this treatment will not apply if the effective management and control of the company, that is, broadly, the exercise by the board of directors of that company of their function, takes place in another country with which the United Kingdom has an appropriate double tax treaty. A company whose management and control is exercised in the United Kingdom is also generally resident in the United Kingdom. A company that is tax resident in the United Kingdom is liable to U.K. tax on its worldwide income and gains at a maximum effective rate of up to 30 percent. Tax credit for foreign taxes on the foreign income is generally given. If the tax residence of a U.K. company changes from the United Kingdom to that of another jurisdiction, under U.K. tax regulations it would be deemed to have disposed of all of its chargeable assets, i.e., its shares in its subsidiaries and any other chargeable assets that it owns, including the goodwill of any trade carried on by it, for each asset's market value at the date of the change of residence. It is, therefore, crucial to ensure that the exercise by the board of directors of their functions is conducted in the territory of its intended tax residence and if different from the U.K. there is a tax treaty with that intended territory so as to ensure that there is no change of a U.K. resident company's tax residence out of the United Kingdom.

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

         TAXATION OF CERTAIN DIVIDENDS RECEIVED BY A U.K. HOLDING COMPANY

         After the reorganization involving Starnet, we own WG International Limited, which in turn owns the entire issued share capital of Starnet, which in turn wholly owns the operating subsidiaries of Starnet. Thus, dividends received by WG International Limited and World Gaming will have passed through its U.S. subsidiary and have been subjected, in addition to any tax payable in the country of the operating subsidiaries, to U.S. federal income tax, generally at a rate of 34 percent or 35 percent, after giving credit, subject to limitations, for foreign income tax paid by the operating subsidiary. A dividend paid by the U.S. subsidiary will be subject to a U.S. withholding tax unless the earnings of the operating subsidiaries qualify the dividend for an exemption from that tax. Pursuant to the Old Tax Treaty, the 30% withholding tax imposed by U.S. federal income tax law is reduced to five percent for non-exempt dividends from the U.S. subsidiary to WG International Limited. Under the New Tax Treaty, it is possible that WG International Limited would not qualify for the benefits of the treaty, in which case that rate reduction would not apply, and dividends from Starnet to WG International Limited would be subject to a U.S. withholding tax. We believe, based on the current ownership and trading of our stock, that there is a significant risk that WG International Limited would not qualify for the benefits of the New Tax Treaty. Alternatively, if WG International Limited were to qualify for the benefits of the New Tax Treaty, it is possible that U.S. withholding tax on those dividends would be eliminated entirely. For U.K. corporation tax purposes, the dividend from the U.S. subsidiary will be subject to U.K. tax payable at effective rates of between 20 percent and 30 percent, depending on the level of deemed or actual profits of the Starnet group, but will be reduced by means of a credit for any U.S. withholding tax and for the federal and state income tax paid by Starnet on the earnings distributed by it and, to the extent that Starnet's income is derived from dividends received from its operating subsidiaries, the corporate income tax paid by such operating subsidiaries in their countries of operation. However, the credit cannot exceed the effective U.K. corporation tax payable and is further restricted by detailed and complicated tax anti-avoidance and other provisions. Thus, the U.S. tax and the taxes paid in the countries in which the operating subsidiaries are situated, if relevant, could exceed the U.K. tax, and no credit will be available in respect of the excess. Further, the credit against foreign taxes suffered on profits from which a dividend is paid is based on an assumption that all available relief and exemptions from the foreign tax have been claimed by the overseas company.

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

         On May 28, 2003, the Jobs and Growth Reconciliation Tax Act of 2003 was enacted. The 2003 Tax Act reduces the rate of federal income tax imposed on certain kinds of corporate dividends received by individuals. The rate reductions, where applicable, limit the maximum rate of federal income tax on such dividends to 15 percent, commencing with dividends paid in tax years beginning after 2002. The new rules are currently scheduled to expire after the year 2008. The new rules apply only to "qualified dividend income" and, if not paid by a U.S. corporation, only to qualified dividend income paid by a "qualified foreign corporation." It is unclear whether dividends we pay to an individual U.S. Holder would qualify for the rate reductions introduced by the 2003 Tax Act, primarily due to uncertainty as to whether we satisfy the requirements to be a "qualified foreign corporation." While we appear to satisfy certain threshhold tests relating to our eligibility for the benefits of a comprehensive U.S. tax treaty, the 2003 Tax Act specifically denies qualified foreign corporation status to any corporation that was a passive foreign investment company, or PFIC, in either the taxable year of the dividend distribution or the preceding taxable year. Therefore, if we are a PFIC in either the year we make a dividend distribution, or were a PFIC in the preceding year, the dividend would not qualify for the reduced rates introduced by the 2003 Tax Act. See the discussion below in "Taxation - United States Federal Income Tax Consequences - Tax Consequences for U.S. Holders - Tax Consequences if We Are a Passive Foreign Investment Company" for a more detailed description of the PFIC rules and their possible application to our operations.

         Under prior law and the Old Tax Treaty, a portfolio U.S. Holder, as defined above, could elect to be treated as receiving the U.K. tax credit in respect of certain dividends paid by us. A U.S. Holder who made that election would be treated (1) as having received additional dividend income equal to the gross amount of the U.K. tax credit unreduced by any U.K. withholding tax and
(2) as having paid U.K. withholding tax in the same amount. U.S. Holders that were not portfolio U.S. Holders were subject to different rules. Those rules, and the procedures for making the election described above, are set forth in Revenue Procedure 2000-13.

         The New Tax Treaty and current laws modify these rules. The U.K. generally does not impose dividend withholding tax under current law, and the New Tax Treaty generally eliminates the requirement that the U.S. permit U.S. Holders to claim a credit, based on "grossed-up" dividend income, for integrated taxes paid by the U.K. company in which they own shares.

         The foreign tax credit rules in the Code are exceedingly complex, and each U.S. Holder is urged to consult its own tax adviser regarding those rules.

         TAXATION ON DISPOSITION OF ORDINARY SHARES

         Subject to the rules applicable to passive foreign investment companies, controlled foreign corporations and foreign investment companies, discussed below, upon the sale, exchange or other disposition of an American Depositary Share or ordinary share, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference, if any, between the U.S. Holder's basis in the American Depositary Share or ordinary share, which usually is the U.S. Holder's cost of the American Depositary

Share or ordinary share, and the amount realized on the disposition computed in U.S. dollars. Capital gain from the sale, exchange or other disposition of an American Depositary Share or ordinary share held more than one year, including any capital gain recognized on a distribution that exceeds earnings and profits and basis in the American Depositary Share or ordinary share on which it is paid, is long-term capital gain, and, in the case of a U.S. Holder that is not a corporation, is generally eligible for a maximum 15 percent rate of taxation (20 percent in the case of sales, exchanges or dispositions that take place before May 6, 2003). Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of an American Depositary Share or ordinary share generally will be treated as U.S. source income or loss for purposes of the U.S. foreign tax credit limitations. Unless an exception to that general source rule applies, or unless the U.S. Holder has other foreign source income in the same class or "basket" that is subject to foreign tax at a rate below the U.S. federal income tax rate on that income, the limitations on the foreign tax credit may prevent the U.S. Holder from claiming a foreign tax credit for part or all of any U.K. tax paid by the U.S. Holder on the disposition of an American Depositary Share or ordinary share. The deductibility of a capital loss recognized on the sale, exchange or other disposition of an American Depositary Share or ordinary share is subject to limitations. An exchange, deposit or withdrawal by a U.S. Holder of ordinary shares in exchange for American Depositary Shares, or vice versa, will not be subject to any U.S. Federal income tax.

         TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

         In general, we will be a passive foreign investment company, or PFIC, for any taxable year if either (1) 75 percent or more of our gross income in the taxable year is passive income, or (2) 50 percent or more of the average value, or, if our American Depositary Shares or ordinary shares are not regularly traded on any of certain designated stock exchanges and if we so elect, the adjusted basis, of our assets in the taxable year produces, or is held for the production of, passive income. The IRS takes the position that interest on working capital or any other cash is passive income and that the corresponding asset is an asset that produces or is held for the production of passive income. The PFIC rules can produce unfavorable tax consequences for a U.S. Holder if we are treated as a PFIC for any year while a U.S. Holder owns our American Depositary Shares or ordinary shares, and if that U.S. Holder does not make, or has not made, a timely election that remains in effect, for the first taxable year the U.S. Holder owns our American Depositary Shares or ordinary shares, and we are a PFIC, either to treat us as a "qualified electing fund" or, to mark the holder's American Depositary Shares or ordinary shares to market. As described below, a "qualified electing fund" election will not be available to a U.S. Holder unless we provide certain information to U.S. Holders, and we provide no assurance that we will make that information available. In addition, a mark-to-market election will not be available to a U.S. Holder unless our American Depositary Shares or ordinary shares held by the U.S. Holder are "marketable stock", and at the present time we believe the shares may not so qualify. If neither of those elections is available to, or, if available, is made by, a U.S. Holder, as described more fully below, the U.S. Holder will be subject to the adverse tax consequences described in the following paragraph if we are a PFIC. We have not undertaken a detailed determination of whether we are a PFIC and therefore cannot provide any assurance that we are not. Therefore, we may be a PFIC. Moreover, in the absence of a detailed analysis of our status as a PFIC performed by us, any assertion by the IRS with respect to a U.S. Holder that we are a PFIC could be upheld against that U.S. Holder, whether or not we are in fact a PFIC.

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

         We may be a PFIC for the year 2002 or 2003. Many aspects of the taxation of internet businesses that could be relevant to our status as a PFIC are subject to considerable uncertainty. In addition, as noted above, we have not undertaken any determination of whether we are a PFIC and therefore cannot provide any assurance that we are not. In addition, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that, even if we were not a PFIC for the year 2002, we will not be a PFIC in 2003 or any subsequent year. Moreover, we provide no assurance that we will make any determination in the future whether we are a PFIC at that time. Finally, in the absence of an analysis of our status as a PFIC performed by us, any assertion by the IRS with respect to a U.S. Holder that we are in any particular year a PFIC could be upheld against that U.S. Holder, whether or not we are in fact a PFIC.

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

TAXATION OF THE COMPANY

         We are subject to U.S. federal income tax only to the extent that we derive U.S. source income that is subject to U.S. withholding tax or income that is effectively connected with the conduct of trade or business within the United States and is not exempt from U.S. tax under the U.S.-U.K. New Tax Treaty or Old Tax Treaty. Our indirect U.S. subsidiary will continue to be subject to U.S. tax on its worldwide income, including dividends, if any, we receive from non-U.S. subsidiaries, and dividends, if any, we pay to WG International Limited may be subject to a U.S. withholding tax, unless the earnings of the operating subsidiaries qualify the dividends for an exemption from that tax. Pursuant to the Old Tax Treaty, the 30% withholding tax imposed by U.S. Federal income tax law was reduced to five percent for non-exempt dividends from the U.S. subsidiary to WG International Limited. Under the New Tax Treaty, it is possible that WG International Limited would not qualify for the benefits of the treaty, in which case that rate reduction would not apply, and dividends from Starnet to WG International Limited would be subject to a U.S. withholding tax. We believe, based on the current ownership and trading of our stock, that there is a substantial risk that neither WG International Limited nor World Gaming plc will qualify for benefits under the New Tax Treaty. Alternatively, if WG International Limited were to qualify for the benefits of the New Tax Treaty, U.S. withholding tax on those dividends could be eliminated entirely. In addition, if WG International Limited were not to qualify for the benefits of the New Tax Treaty, other income of WG International or World Gaming plc that is from U.S. sources or that is effectively connected with trade or business conducted in the United States may become subject to U.S. federal income tax at higher rates.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our reporting currency is the U.S. dollar. We are exposed to foreign exchange risk on our net Canadian dollar asset position (approximately $408 thousands Canadian or $262 thousands U.S. as of December 31, 2002). The main exposure in this regard is the Canadian dollar weakening against the U.S. dollar, which would cause our net Canadian position to "decline" after translation to the U.S. dollar. Subsequent to December 31, 2002, the Canadian dollar has appreciated against the U.S. currency.

         Exposure arises primarily from the operations of our subsidiaries in Canada which incur development and certain administrative expenses in Canadian dollars (approximately $4,977 million CDN or $3,169 million U.S. for the year ending December 31, 2002) but do not derive any sales directly from customers. Funding for Inphinity comes from our non-Canadian subsidiaries that derive their sales in U.S. dollars. Therefore the ultimate cost of our operations in Canada is dependent on the relative strength of the Canadian dollar to the U.S. dollar. We have not hedged against this risk.

         Our net Canadian asset position at December 31, 2002 is summarized as follows (in thousands of U.S. dollars with previous year comparatives included):

                                                         2002      2001

         Cash and cash equivalents ..................  $    (1)  $   100
         Other current assets .......................      254     1,000
                                                       -------   -------
               Total current assets .................      253     1,100

         Other assets ...............................    1,332     4,900
         Current liabilities ........................     (767)   (1,300)
         Long-term liabilities ......................     (556)     (500)
                                                       -------   -------
               Net Canadian dollar denominated assets  $   262   $ 4,200
                                                       =======   =======

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         We are in arrears on payments under two of our equipment suppliers. The net present value of the total obligation is approximately $1,159,000 as of May 31, 2003. We are presently in discussions with these suppliers to alter the terms of the leases. (See Item 8 - Financial Information - Legal Proceedings - Sunrise Corporation Lawsuit).

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

         There are no material modifications to the rights of security holders that are required to be disclosed.

USE OF PROCEEDS FROM OFFERING

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         (a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 ("Exchange Act")), as of a date within 90 days of the filing date of this Annual Report on Form 20-F. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

         (b) CHANGES IN INTERNAL CONTROLS. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of evaluation by our principal executive officer and principal financial officer.


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         Our consolidated financial statements together with the report of Baker Tilly with respect to the year ended December 31, 2002, the eight months ended December 31, 2001 and the fiscal years ended April 30, 2001 and 2000 are filed as part of this annual report.

         CONSOLIDATED FINANCIAL STATEMENTS
                                                                            Page

Independent Auditors' Reports ...............................................F-3
Consolidated Balance Sheets .................................................F-5
Consolidated Statements of Operations and Other Comprehensive Income (Loss)..F-7
Consolidated Statements of Stockholders' Equity..............................F-9
Consolidated Statements of Cash Flows.......................................F-11
Notes to Consolidated Financial Statements..................................F-13


ITEM 18. FINANCIAL STATEMENTS

         Our consolidated financial statements have been prepared in accordance with Item 17 hereof.

ITEM 19. EXHIBITS

1.1 Memorandum of Association of World Gaming plc (incorporated herein by reference from Exhibit 3.1 to a Registration Statement on Form F-4 (SEC File No. 333-48280, dated 10/19/00) filed by World Gaming plc)

1.2 Articles of Association of World Gaming plc adopted by special resolution on May 17, 2001 (incorporated herein by reference from Exhibit 4.2 to a Registration Statement on Form S-8 (SEC File No. 333-70056, dated 09/24/01) filed by World Gaming plc)

1.3* Articles of Association of World Gaming plc adopted by special resolution on June 20, 2002

2.1 Form of ordinary share certificate of World Gaming plc. (incorporated herein by reference from Exhibit 1 to a Registration Statement on Form 8-A (Sec File No. 000-32793, dated 05/23/01) filed by World Gaming plc)

2.2 Form ADR (incorporated herein by reference from Exhibit A to the Form Deposit Agreement filed as Exhibit (a) to a Registration Statement on Form F-6 (SEC File No.333-13286, dated 05/24/01) filed by World Gaming plc)

2.3 Form Deposit Agreement among World Gaming plc and Continental Stock Transfer and Trust Company, as depositary, and others named therein dated as of March 2001 (incorporated herein by reference from Exhibit
         (a) to a Registration Statement on Form F-6 (SEC File No.333-13286, dated 05/24/01) filed by World Gaming plc)

2.4 World Gaming 2001 Share Option Plan (incorporated herein by reference from Exhibit 4.3 to a Registration statement on Form S-8 (SEC File No. 333-70056, dated 09/24/01) filed by World Gaming plc)

4.1 Agreement and Plan of Reorganization (incorporated herein by reference from Exhibit 2.1 to a report on Form 8-K (SEC File No. 000-29290, dated 06/14/01) filed by Starnet Communications International, Inc.)

4.2 Employment Agreement of Liam Gillen, dated November 27, 2000 (incorporated herein by reference from Exhibit 10.14 to a quarterly report on Form 10-Q (File No. 000-29290, filed 03/19/01) filed by Starnet Communications International, Inc.)

4.3 Loan Agreement between World Gaming plc and Sportingbet Plc, dated 08/01/02 (incorporated herein by reference from Exhibit 4.8 to the annual report on Form 20-F filed by World Gaming plc on 8/22/02)

4.4 General Security Agreement with Sportingbet Plc, dated 08/01/02 (incorporated herein by reference from Exhibit 4.9 to the annual report on Form 20-F filed by World Gaming plc on 8/22/02)

4.5 Escrow Agreement with NCC Escrow International Limited, dated 08/01/02 (incorporated herein by reference from Exhibit 4.10 to the annual report on Form 20-F filed by World Gaming plc on 8/22/02)

4.6 Accord and Satisfaction Agreement with Simpson Bay, Ltd., and AIM Investments Ltd. (incorporated herein by reference from Exhibit 4.5 to the Form 20-F filed by World Gaming plc on 11/1/01)

4.7*     Unsecured Convertible Note with Goodison Park Limited, dated April 4,
         2003

4.8*     Stock Acquisition Agreement with Goodison Park Limited, dated April 4,
         2003

4.9*     Contract for Services with James Grossman, dated June 4, 2003

4.10*    Contract of Employment with A. Daniel Moran, dated June 4, 2003

4.11*    Employment Agreement with Nicholas Jackson, dated January 29, 2003

4.12*    Employment Agreement with David Craven, dated November 20, 2002

4.13*    Contract of Employment with David Naismith, dated June 4, 2003

4.14*    Offer of Employment with Simon Coulthard, dated August 1, 2002

4.15*    Offer of Employment with David Fleming, dated August 27, 2001

4.16*    Offer of Employment with Mark Thompson, dated November 21, 2002

4.17*    Letter regarding resignation of Mark Thompson dated 6/2/02

4.18*    Engagement letter for Mark Thompson as Financial Consultant dated
         9/11/02

4.19*    Employment Agreement with Michael Aymong, dated 9/6/01

4.20*    Employment Offer Letter with Rodney Davis, dated July 5, 2001

4.21*    Letter regarding resignation of Rodney Davis, dated May 16, 2002

4.22* Settlement Agreement with Starnet, Nicholas Jackson, Sportingbet and Goodison Park

4.23*    Compromise Agreement by David Craven dated June 27, 2003

4.24*+ Software License Agreement between Internet Opportunity Entertainment Ltd. and Softec Systems Caribbean Inc. dated March 19, 1998

4.25*+ Software License Agreement between Real Entertainment Ltd. and Softec Systems Caribbean Inc. dated May 10, 1999

4.26* Internet Service Agreement between EFS Caribbean Inc. and Cable and Wireless (West Indies) Ltd.

4.27*    Letter regarding termination of Liam Gillen dated September 6, 2002

4.28* Guarantee from Nicholas Jackson in favor of Goodison Park Limited dated April 4, 2003

21.1*    List of Subsidiaries

23.1*    Consent of Baker Tilly

23.2*    Consent of HJ & Associates, LLC

99.1*    Sarbanes-Oxley Act Certification by A. Daniel Moran, CEO

99.2*    Sarbanes-Oxley Act Certification by Mark Thompson, acting CFO
__________

*Filed herewith.
+Certain terms of this agreement are subject to a request for confidential treatment with the SEC.

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    WORLD GAMING PLC


Date: June 30, 2003                 By:  /s/ A. Daniel Moran
                                    A. Daniel Moran
                                    Chief Executive Officer and Director

Date: June 30, 2003                 By:  /s/ Mark Thompson
                                    Mark Thompson
                                    Acting Chief Financial Officer

Date: June 30, 2003                 By:  /s/ Clare Roberts
                                    Clare Roberts
                                    Director


Date: June 30, 2003                 By:  /s/ James H. Grossman
                                    James H. Grossman
                                    Director


Date: June 30, 2003                 By:  /s/ David Fleming
                                    David Fleming
                                    Director and Chief Technology Officer

                                 CERTIFICATIONS

I, A. Daniel Moran, certify that:

1. I have reviewed this annual report on Form 20-F of World Gaming plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003                     /s/ A. Daniel Moran
                                        -------------------
                                        A. Daniel Moran
                                        Chief Executive Officer
                                        (principal executive officer)

                                 CERTIFICATIONS

I, Mark Thompson, certify that:

1. I have reviewed this annual report on Form 20-F of World Gaming plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003                     /s/ Mark Thompson
                                        -----------------
                                        Mark Thompson
                                        Acting Chief Financial Officer
                                        (principal financial officer)

                        WORLD GAMING PLC AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                     December 31, 2002 and December 31, 2001

                                 C O N T E N T S


Independent Auditors' Reports.............................................. F-3

Consolidated Balance Sheets................................................ F-5

Consolidated Statements of Operations and Other Comprehensive Loss......... F-7

Consolidated Statements of Stockholders' Equity............................ F-9

Consolidated Statements of Cash Flows...................................... F-11

Notes to the Consolidated Financial Statements............................. F-13

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
World Gaming Plc & Subsidiaries
Reading
England


We have audited the accompanying consolidated balance sheet of World Gaming Plc and Subsidiaries (the Group) as of December 31, 2002 and the related consolidated statements of operations and other comprehensive income, stockholders' equity and cash flows for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of World Gaming Plc and Subsidiaries as of December 31, 2002 and the consolidated results of their operations and other comprehensive income, and their cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 13 to the consolidated financial statements, the Group has accumulated significant losses, has negative working capital, a deficit in stockholders equity and significant litigation, all of which raises significant doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Baker Tilly
Baker Tilly
London, UK
June 30, 2003

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of World Gaming Plc and Subsidiaries
Reading, England

We have audited the accompanying consolidated balance sheet of World Gaming Plc and Subsidiaries as of December 31, 2001 and the related consolidated statements of operations and other comprehensive loss, stockholders' equity and cash flows for the eight months ended December 31, 2001 and for the year ended April 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of World Gaming Plc and Subsidiaries at December 31, 2001 and the consolidated results of their operations and their cash flows for the eight months ended December 31, 2001 and for the year ended April 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements as of and for the eight months ended December 31, 2001 and for the year ended April 30, 2001 have been prepared assuming that the company will continue as a going concern. As discussed in Note 13 to the consolidated financial statements, the Company has accumulated significant losses, has negative working capital and deficit in stockholders' equity, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these natters are also described in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HJ & Associates, LLC
HJ & Associates, LLC
Salt Lake City, Utah
February 25, 2002 and July 31, 2002.

World Gaming Plc and Subsidiaries
Consolidated Balance Sheets
(In thousands of US$)


                                                   December 31,   December 31,
                                                       2002           2001
________________________________________________________________________________
ASSETS

Current assets

  Cash and cash equivalents ....................     $  1,753       $  2,206

  Reserves  and deposits with credit card
    processors (Note 3) ........................          653          2,532

  Accounts receivable, net (Note 4) ............        2,772          2,591

  Employee loans and advances - current portion.           38             68

  Prepaid expenses and deposits ................          230            438

  Deferred gaming license costs (Note 5) .......            -            109

  Deferred financing costs .....................            -            100
________________________________________________________________________________

      Total Current Assets .....................        5,446          8,044


CAPITAL ASSETS, Net (Note 6) ...................        2,931          4,133

OTHER ASSETS

   Employee advances - long term portion .......            -              4
________________________________________________________________________________

      Total Other Assets .......................            -              4
________________________________________________________________________________

      TOTAL ASSETS .............................     $  8,377       $ 12,181
________________________________________________________________________________

              The accompanying notes are an integral part of these
                       consolidated financial statements.

World Gaming Plc and Subsidiaries
Consolidated Balance Sheets (continued)
(In thousands of US$)


                                                   December 31,   December 31,
                                                       2002           2001
________________________________________________________________________________
LIABILITIES

Current liabilities

  Accounts payable and accrued liabilities .....     $  5,198       $  5,911

  Accrual for legal claims (Note 7) ............        1,200          1,200
  Funds held on deposit (Note 8) ...............        1,593          2,041

  Deferred revenue .............................          127            260
  Current portion of loans payable (Note 10) ...        1,558              -

  Current portion of capital lease obligations
    (Note 9) ...................................        1,351          1,058
________________________________________________________________________________

      Total Current Liabilities ................       11,027         10,470

Long-term liabilities

  Loans payable (Note 10) ......................          655              -

  Capital lease obligations (Note 9) ...........          240             25
________________________________________________________________________________

      Total Liabilities ........................       11,922         10,495


SHAREHOLDERS' EQUITY

  Capital stock (Note 11) ......................       24,192         24,188

  Deferred Compensation ........................            -           (168)

  Deficit ......................................      (26,681)       (21,363)

  Accumulated other comprehensive loss .........       (1,056)          (971)
________________________________________________________________________________

      Total Shareholders' Equity ...............       (3,545)         1,686
________________________________________________________________________________

      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $  8,377       $ 12,181
________________________________________________________________________________

              The accompanying notes are an integral part of these
                       consolidated financial statements.

World Gaming Plc and Subsidiaries
Consolidated Statements of Operations and Other Comprehensive Loss (In thousands of US$)

                                                         Year ended       Year ended      Eight months      Year ended
                                                        December 31,     December 31,    ended December      April 30,
                                                            2002             2001           31, 2001           2001
________________________________________________________________________________________________________________________
                                                                          (unaudited)

REVENUE
       Royalties and fees ..........................    $     16,145     $     17,547     $     11,682     $     18,376

       Licensing ...................................             632              628              425            1,777
________________________________________________________________________________________________________________________

                                                              16,777           18,175           12,107           20,153


COST OF SALES ......................................           1,704            4,316            2,276            5,929
________________________________________________________________________________________________________________________

                                                              15,073           13,859            9,831           14,224


EXPENSES
       Development, selling, general and
         administrative ............................          12,970           18,136            9,448           18,074
       Provision for bad debts .....................           3,400            2,169              267            3,290
       Legal .......................................             798            1,391              745              974
       Restructuring of operations .................               -            1,536                -            1,536
       Accrued settlement of legal issues (Note 7) .               -            4,341             (183)           4,524
       Depreciation and amortization ...............           3,168            2,607            1,745            2,610
       Interest and bank charges ...................             147              144              180              235
________________________________________________________________________________________________________________________

                                                              20,483           30,324           12,202           31,243
________________________________________________________________________________________________________________________


LOSS FROM OPERATIONS ...............................          (5,410)         (16,465)          (2,371)         (17,019)

OTHER INCOME .......................................              92              188              135              263
________________________________________________________________________________________________________________________

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES           (5,318)         (16,277)          (2,236)         (16,756)
________________________________________________________________________________________________________________________


INCOME TAX EXPENSE (RECOVERY)
     Current (Note 12) .............................               -                -                -                -
     Deferred (Note 12) ............................               -                -                -                -
________________________________________________________________________________________________________________________

        Total Income Taxes .........................               -                -                -                -
________________________________________________________________________________________________________________________

NET LOSS ...........................................    $     (5,318)    $    (16,277)    $     (2,236)    $    (16,756)
________________________________________________________________________________________________________________________


              The accompanying notes are an integral part of these
                       consolidated financial statements.

World Gaming Plc and Subsidiaries
Consolidated Statements of Operations and Other Comprehensive Loss (continued) (In thousands of US$)

                                                         Year ended       Year ended      Eight months      Year ended
                                                        December 31,     December 31,    ended December      April 30,
                                                            2002             2001           31, 2001           2001
________________________________________________________________________________________________________________________
                                                                          (unaudited)

NET LOSS ...........................................    $    ( 5,318)    $    (16,277)    $     (2,236)    $    (16,756)

OTHER COMPREHENSIVE INCOME (LOSS)

     Foreign currency translation ..................             (85)            (672)            (263)            (693)
________________________________________________________________________________________________________________________


          Total Other Comprehensive Income (Loss) ..             (85)            (672)            (263)            (693)
________________________________________________________________________________________________________________________


NET COMPREHENSIVE LOSS .............................    $     (5,403)    $    (16,949)    $     (2,499)    $    (17,449)
________________________________________________________________________________________________________________________


BASIC LOSS PER SHARE FROM CONTINUING OPERATIONS ....    $      (0.16)    $      (0.50)    $      (0.07)    $      (0.52)
________________________________________________________________________________________________________________________


BASIC LOSS PER SHARE ...............................    $      (0.16)    $      (0.50)    $      (0.07)    $      (0.52)
________________________________________________________________________________________________________________________


WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING      34,193,181       33,442,496       33,997,263       32,201,181
________________________________________________________________________________________________________________________


              The accompanying notes are an integral part of these
                       consolidated financial statements.

World Gaming Plc and Subsidiaries
Consolidated Statements of Stockholders' Equity
For the year ended December 31, 2002, the eight months ending December 31, 2001 and the year ended April 30, 2001

                                                                                             Accumulated
                                         Common Stock                                           Other        Retained
                                  __________________________   Subscription     Deferred    Comprehensive    Earnings
                                     Shares         Amount      Receivable    Compensation  Income (Loss)    (Deficit)
________________________________________________________________________________________________________________________

Balance, April 30, 2000 .........  32,062,126    $    22,143   $      (381)   $         -    $       (15)   $    (2,371)


Shares issued for cash pursuant
to exercise of options ..........     131,055            192             -              -              -              -



Options issued below market value           -             59             -            (38)             -              -


Cash received on subscriptions
receivable ......................           -              -            71              -              -              -


Movement in other comprehensive
income(loss) - foreign currency
translation adjustments .........           -              -             -              -           (693)             -


Net loss for the year ended April
30, 2001 ........................           -              -             -              -              -        (16,756)
________________________________________________________________________________________________________________________

Balance, April 30, 2001 .........  32,193,181    $    22,394   $      (310)   $       (38)   $      (708)   $   (19,127)
________________________________________________________________________________________________________________________


Balance, April 30, 2001 .........  32,193,181    $    22,394   $      (310)   $       (38)   $      (708)   $   (19,127)

Shares issued pursuant to
conversion of long-term debt ....   2,000,000          1,500             -              -              -              -


Options issued below market value           -            504             -           (130)             -              -


Cash received on subscriptions
receivable ......................           -             15           310              -              -              -

Share issue costs pursuant to
reorganization ..................        (225)             -             -              -              -


Movement in other comprehensive
income(loss) - foreign currency
translation adjustments .........           -              -             -              -           (263)             -


Net loss for the year ended
December 31, 2001 ...............           -              -             -              -              -         (2,236)
________________________________________________________________________________________________________________________

Balance, December 31, 2001 ......  34,193,181    $    24,188          $  -    $      (168)   $      (971)   $   (21,363)
________________________________________________________________________________________________________________________


              The accompanying notes are an integral part of these
                       consolidated financial statements.

World Gaming Plc and Subsidiaries
Consolidated Statements of Stockholders' Equity (continued)
For the year ended December 31, 2002, the eight months ending December 31, 2001 and the year ended April 30, 2001

                                                                                             Accumulated
                                         Common Stock                                           Other        Retained
                                  __________________________   Subscription     Deferred    Comprehensive    Earnings
                                     Shares         Amount      Receivable    Compensation  Income (Loss)    (Deficit)
________________________________________________________________________________________________________________________

Balance, January 1, 2002 ........  34,193,181    $    24,188            $-    $      (168)   $      (971)   $   (21,363)

Shares issued pursuant to
conversion of long-term debt ....           -              -             -              -              -              -


Options issued below market value           -              4             -            168              -              -

Cash received on subscriptions
receivable ......................           -              -             -              -              -              -

Share issue costs pursuant to
reorganization ..................           -              -             -              -              -              -


Movement in other comprehensive
income (loss) - foreign currency
translation adjustments .........           -              -             -              -            (85)             -

Net loss for the year ended
December 31, 2002 ...............           -              -             -              -              -         (5,318)
________________________________________________________________________________________________________________________

Balance, December 31, 2002 ......  34,193,181    $    24,192            $-            $ -         (1,056)   $   (26,681)
________________________________________________________________________________________________________________________


              The accompanying notes are an integral part of these
                       consolidated financial statements.

World Gaming Plc and Subsidiaries
Consolidated Statement of Cash Flows
(In thousands of US$)

                                                         Year ended       Year ended      Eight months      Year ended
                                                        December 31,     December 31,    ended December      April 30,
                                                            2002             2001           31, 2001           2001
________________________________________________________________________________________________________________________
                                                                          (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

   Loss for the period .............................    $     (5,318)    $    (16,277)    $     (2,236)    $    (16,756)
   Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:

      Depreciation and amortization ................           3,168            2,607            1,745            2,610
      (Loss)/Gain on disposal of fixed assets ......              74               14               14                -
      Deferred compensation ........................             168              168              374                -
      Option based compensation expense ............               -                -                -               22
      Write-off of long-term receivable ............               -                -                -            1,512

   Change in current assets and liabilities-
      Decrease (increase) in reserves with credit
       card processors .............................           1,879              514            1,231               94
      Decrease (increase) in accounts receivable and
       employee loans and advances .................            (151)           1,481           (1,047)             515
      Decrease (increase) in prepaid expenses and
       Deposits ....................................             208              206              202              (39)
      Decrease (increase) in other assets ..........             209              407               53            1,049
      Increase (decrease) in accounts payable and
      accrued liabilities ..........................            (713)           3,410           (4,395)           6,368
      Increase (decrease) in income taxes payable ..               -                -                -                -
      Increase (decrease)in funds held on deposit ..            (448)            (552)          (1,411)           1,334
      Increase (decrease) in deferred revenue ......            (133)               8              110             (137)
________________________________________________________________________________________________________________________

         Net Cash Used in Operating Activities .....          (1,057)          (8,014)          (5,360)          (3,428)
________________________________________________________________________________________________________________________


CASH FLOWS FROM INVESTMENT ACTIVITIES

   Purchase of capital assets, net .................          (1,412)            (751)            (653)          (2,205)

   Transfer from (to) restricted cash ..............               -            7,630            3,925            3,040
________________________________________________________________________________________________________________________

         Net Cash Provided by (Used in) Investing
           Activities ..............................    $     (1,412)    $      6,879     $      3,272     $        835
________________________________________________________________________________________________________________________


              The accompanying notes are an integral part of these
                       consolidated financial statements.

World Gaming Plc and Subsidiaries
Consolidated Statement of Cash Flows (continued)
(In thousands of US$)

                                                         Year ended       Year ended      Eight months      Year ended
                                                        December 31,     December 31,    ended December      April 30,
                                                            2002             2001           31, 2001           2001
_______________________________________________________________________________________________________________________
                                                                          (unaudited)

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds on subscription receivable .............    $          -     $        366     $        325     $          -

   Payments received on long-term receivable .......               4            1,555                -              493

   Proceed from issuance of shares .................               -                -                -              192

   Proceeds from note payable ......................           2,213                -                -            1,500
   Principal repayment under capital lease
    obligations ....................................            (116)            (392)            (286)            (625)
________________________________________________________________________________________________________________________

      Net Cash Provided by Financing Activities ....           2,101            1,529               39            1,560
________________________________________________________________________________________________________________________


EFFECT OF EXCHANGE RATES ON CASH ...................             (85)            (672)            (263)            (433)
________________________________________________________________________________________________________________________

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT
  DURING THE PERIOD ................................            (453)            (278)          (2,312)          (1,466)
________________________________________________________________________________________________________________________

CASH AND CASH EQUIVALENTS, BEGINNING OF  PERIOD ....           2,206            2,484            4,518            5,984
________________________________________________________________________________________________________________________

CASH AND CASH EQUIVALENTS, END OF PERIOD ...........    $      1,753     $      2,206     $      2,206     $      4,518
________________________________________________________________________________________________________________________



________________________________________________________________________________________________________________________

Supplementary cash flow information:
Other non-cash transactions:
   Leased assets acquired ..........................    $        452     $          -     $          -     $      1,001
   Loan converted to Shares ........................    $          -     $      1,500     $          -     $          -
   Compensation from options issued below market
    Value ..........................................    $          -     $          -     $          -     $         59

Cash paid for:
   Interest paid ...................................    $        147     $          -     $          -     $        158
   Income taxes paid ...............................    $          -     $          -     $          -     $          -


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2002 and December 31, 2001


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


NOTE 2 - ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is set out below:

a. Basis of Presentation

The consolidated financial statements include the accounts of World Gaming and all its wholly-owned subsidiaries (collectively the "Company"). All significant inter-company balances and transactions have been eliminated. Unless otherwise stated, all amounts are in thousands of US Dollars. The Company has 12 subsidiaries which have been listed below:

   WG International Limited (incorporated in UK)
   World Gaming Europe Limited (incorporated in UK)
   Starnet Communications International, Inc. (incorporated in Delaware, USA) Starnet Systems International Inc. (incorporated in Antigua)
   EFS International Inc. (incorporated in Antigua)
   EFS USA Inc. (incorporated in Nevada, USA)
   EFS Australia Pty Ltd. (incorporated in Australia)
   EFS St. Kitts Inc. (incorporated in St. Kitts)
   Inphinity Interactive Inc. (incorporated in Canada)
   602662 British Columbia Ltd. (incorporated in Canada)
   World Gaming Services Inc. (incorporated in Antigua)
   Starnet Communications Canada Inc. (incorporated in Canada).

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

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2002 and December 31, 2001


NOTE 2 - ACCOUNTING POLICIES (continued)

c. Capital Assets

Property and equipment are recorded at cost and are depreciated or amortized using the straight-line method over the estimated useful life of the assets at the following rates:

         Furniture and fixtures ..............................   3 years
         Computer hardware and equipment .....................   3 years
         Computer software ...................................   3 years
         Automobiles .........................................   4 years
         Domain name .........................................   5 years

Leasehold improvements are amortized over the term of the related lease using the straight-line method.

One-half of the normal depreciation rate is applied in the year of acquisition or capitalization of capital assets. If an asset is disposed off before expiration of its estimated useful life, one-half of the normal depreciation rate is charged for that year.

d. Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash on hand, balances with banks, available balances with credit card processors and investments in money market instruments

e. Foreign Currency Translation

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

In accordance with SFAS No. 95, "Statement of Cash Flows," the cash flows of the Company's foreign subsidiaries are translated using the weighted average exchange rates during the respective period. As a result, amounts in the statement of cash flows related to changes in asset and liabilities will not necessarily agree with the changes in the corresponding balances on the balance sheet which was translated at the exchange rate at the end of the period. The effect of exchange rate changes on foreign cash and cash equivalents is reported as a separate element of the statement of cash flows, if significant

f. Leases

Leases which transfer substantially all of the benefits and risks of ownership are recorded as the acquisition of assets and incurrence of obligations. Under this method of accounting, both assets and obligations, including interest thereon, are amortized over the life of the lease.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2002 and December 31, 2001


NOTE 2 - ACCOUNTING POLICIES (continued)

g. Advertising

The Company expenses the costs of advertising as incurred. During the year ended December 31, 2002, the eight months ended December 31, 2001 and the year ended April 30, 2001, the Company expensed $ 54, $234, and $1,521 respectively of advertising costs.

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

k. Recent and newly issued Accounting Pronouncements

On April 30, 2002, the FASB issued FASB Statement No. 145 (SFAS 145), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds both FASB Statement No. 4 (SFAS 4), "Reporting Gains and Losses from Extinguishment of Debt," and the amendment to SFAS 4, FASB Statement No. 64 (SFAS 64), "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." Through this rescission, SFAS 145 eliminates the requirement (in both SFAS 4 and SFAS 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. However, an entity is not prohibited from classifying such gains and losses as extraordinary items, so long as it meets the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, SFAS 145 amends paragraph 14(a) of FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The amendment requires that a lease modification (1) results in recognition of the gain or loss in the 9 financial statements, (2) is subject to FASB Statement No. 66, "Accounting for

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2002 and December 31, 2001


NOTE 2 - ACCOUNTING POLICIES (continued)

Sales of Real Estate," if the leased asset is real estate (including integral equipment), and (3) is subject (in its entirety) to the sale-leaseback rules of FASB Statement No. 98, "Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases." Generally, FAS 145 is effective for transactions occurring after May 15, 2002. The Company does not expect that the adoption of SFAS 145 will have a material effect on its financial performance or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 and early application is encouraged. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS 146. The effect on adoption of SFAS 146 will change on a prospective basis the timing of when the restructuring charges are recorded from a commitment date approach to when the liability is incurred. The Company does not expect that the adoption of SFAS 146 will have a material effect on its financial performance or results of operations.

SFAS No. 147 relates to financial institutions and we have excluded reference to that pronouncement since it does not apply. Some firms include that pronouncement and say it does not apply.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure"(SFAS 148"). SFAS 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company is currently evaluating the effect that the adoption of SFAS 148 will have on its results of operations and financial condition. The Company does not expect the adoption of this statement to have a material impact on their consolidated financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", to provide clarification on the meaning of an underlying, the characteristics of a derivative that contains financing components and the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. This statement will be applied prospectively and is effective for contracts entered into or modified after June 30, 2003. The statement will be applicable to existing contracts and new contracts relate to forward purchases or sales of when-issued securities or other securities that do not yet exist. The Company does not expect that the adoption of SFAS 149 will have a material effect on the Company's financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity."

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2002 and December 31, 2001


NOTE 2 - ACCOUNTING POLICIES (continued)

This statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement will be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the period of adoption. The Company does not expect that the adoption of SFAS 150 will have a material effect on the Company's financial statements.

m. Software Development Costs

The Company applies the provisions of SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". During the year ended December 31, 2002, the Company was completing the development of the following products:

Horse Racing

Development is underway to offer additional content to increase the current offerings by our licensees. In addition, a horsebook product has begun in the early stages of development that will fit our licensees' market needs and add to our product mix.

Sportsbook

In addition to maintenance of the current turnkey Sportsbook product, Inphinity is developing new proprietary sports betting software. This sports betting software encapsulates the Company's current Sportsbook features, provides additional Sportsbook betting options that are geographically specific and new products such as pools and pari-mutuels. In addition, the new product will allow for a variety of operational flexibility for licensees. The Company was nearing completion of this new version of the Sportsbook software at the end of the year. The development was completed and recently released during 2003 to licensees. Feedback is being acquired from licensees for new features and upgrades in order to enhance our licensees gaming sites.

Casino

Development of the 3.3 Casino games was nearing completion by the end of the year. The 3.3 Casino games offers enhanced customization capabilities and allows licensees to differentiate themselves from competitors and offer strong branding. Also the addition of progressive jackpots is one of the new features which give licensees the opportunity to network with gaming sites and offer an exciting global jackpot experience. Launching of the 3.3 Casino games is underway in the first half of 2003.

n. Long-lived assets

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

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2002 and December 31, 2001


NOTE 2 - ACCOUNTING POLICIES (continued)

o. Unaudited Information

The consolidated financial statements for the year ended December 31, 2001 and the eight months ended December 2000 have been prepared by management without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present the information have been made.


NOTE 3 - RESERVES WITH CREDIT CARD PROCESSORS

Reserves with credit card processors consist of rolling reserves held by merchant banks awaiting transfer to the Company's bank accounts. At December 31, 2002 and December 31, 2001, the balance of these reserves was $653 and $2,532 respectively.


NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

                                       December 31, 2002      December 31, 2001
                                       -----------------      -----------------
   Amounts due from licensees .........     $ 2,796                $ 3,074
   Income tax receivable (Note 13) ....         120                    123
   Other ..............................          66                    284
   Less: allowance for bad debts ......        (210)                  (890)
                                       -----------------      -----------------
                                            $ 2,772                $ 2,591
                                       -----------------      -----------------

NOTE 5 - DEFERRED GAMING LICENSE COSTS

                                       December 31, 2002      December 31, 2001
                                       -----------------      -----------------
   Antigua ............................     $     -                $     -
   Curacao ............................           -                    109
                                       -----------------      -----------------
                                            $     -                $   109
                                       -----------------      -----------------

Deferred gaming license costs related to amounts paid to the Antiguan government for the purchase of casino licenses. These licenses had been held for sale to prospective licensees. During the fiscal period ended December 31, 2002, the remaining deferred license costs were expensed or written off against cost of sales.


NOTE 6 - CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation and consist of the following:

                                                   ACCUMULATED     NET BOOK
DECEMBER 31, 2002                        COST      DEPRECIATION     VALUE
                                        -------    ------------    --------
Computer hardware and equipment ......  $ 6,916       $5,218        $1,698
Computer hardware under capital leases    1,729        1,395           334
Automobiles under capital leases .....      114           86            28
Leasehold improvements ...............      469          246           223
Furniture and fixtures ...............      385          302            83
Computer software ....................    2,827        2,274           553
Domain name ..........................       45           33            12
                                        -------    ------------    --------
                                        $12,485       $9,554        $2,931
                                        -------    ------------    --------

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2002 and December 31, 2001


NOTE 6 - CAPITAL ASSETS (continued)

                                                   ACCUMULATED     NET BOOK
DECEMBER 31, 2001                        COST      DEPRECIATION     VALUE
                                        -------    ------------    --------
Computer hardware and equipment ......  $ 5,382       $3,637       $  1,745
Computer hardware under capital leases    1,729          792            937
Automobiles under capital leases .....      114           61             53
Leasehold improvements ...............      522          169            353
Furniture and fixtures ...............      385          218            167
Computer software ....................    2,386        1,529            857
Domain name ..........................       45           24             21
                                        -------    ------------    --------
                                        $10,563       $6,430       $  4,133
                                        -------    ------------    --------

During the year ended December 31, 2002, and the year ended December 31, 2001 the Company recorded depreciation expense of $3,168 and $2,607 respectively.


NOTE 7 - COMMITMENTS AND CONTINGENCIES

Commitments

At December 31, 2002, the Company has entered into commitments for leases for premises. The future committed payments as at December 31, 2002 are:

         2003 ...................................... $328
         2004 ......................................  274
         2005 ......................................  169
         2006 ......................................   63
                                                     ----
                                                     $834
                                                     ----

At December 31, 2002, the Company had employment contracts with its four principal officers. The salary and bonus compensation resulting from these contracts are as follows:

                                                                 Potential Bonus
Name and                     Term of the                        (as a percentage
Principle Position            Contract         Base Salary       of Base Salary)
________________________________________________________________________________

Nicholas Jackson,
   President & CEO             1 year          (pound)174              N/A
________________________________________________________________________________

Simon Coulthard,
   CFO                        ongoing           (pound)75           Up to 75%
________________________________________________________________________________

David Fleming,
   CTO                        ongoing            CDN$180            Up to 30%
________________________________________________________________________________

Mark Thompson,
   Operations Director        ongoing             $120              Up to 75%
________________________________________________________________________________

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2002 and December 31, 2001


NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

Nicholas Jackson served as a director from October 2000 to April 9, 2003 and served as Chief Executive Officer from January 17, 2003 with a salary of (pound)174 per annum plus annual allowances of (pound)12 for a vehicle and US$48 for housing. On April 9, 2003, Mr. Jackson resigned as CEO and a director of the Company. Mr. Jackson in June 2003 entered into a settlement agreement with the Company pursuant to which he received (pound)125 in exchange for any monies which may be due to him from the Company. He was paid director's fees up to January 13, 2003 and salary and housing allowances from January 13, 2003 until April 9, 2003. He has been granted stock options, of which 102,459 are exercisable at $2.13, 50,000 at $1.44, and 200,000 at $0.31.

Simon Coulthard's employment as Group Finance Director with World Gaming plc began September 1, 2002 on a salary of (pound)75 plus car allowance of (pound)7. Effective May 8, 2003, Mr. Coulthard's employment was terminated. Mr. Coulthard received (pound)19 or three months gardening leave as part of his agreed upon severance.

David Fleming's employment began September 10, 2001 and he has an annual salary of CDN$180. He has been granted options of 100,000 which have an exercise price of $0.88 of which 58,333 have vested. In addition, the Board on June 4, 2003 issued options to purchase 500,000 ordinary shares of the Company all of which options will vest only on April 11, 2005.

Mr. Thompson was appointed to the position of Operations Director and Managing Director of Starnet Systems on December 1, 2002 on a salary of $120 with an annual housing allowance of $30 and certain other additional benefits. With the resignation of Simon Coulthard in May 2003, our Group Finance Director, Mr. Thompson is currently our acting Chief Financial Officer. He has been granted options of 110,000 of which 30,000 have an exercise price of $1.47 and 80,000 at $0.47. These options have been fully vested.

The Company signed an employment agreement with a new group CEO, Mr. Daniel Moran, in April 2003, providing for annual base compensation of (pound)115 (approximately $184 US) with an annual housing allowance of (pound)15 in addition to other normal executive employment benefits.

Contingencies

Starnet Communications International ("Starnet") and certain officers and directors were named as defendants in ten class action lawsuits filed in 1999 alleging that material misrepresentations regarding the nature and inherent risks of the Company's business were knowingly made in filings to the United States Securities and Exchange Commission, press releases and other public statements. The class alleged in the class action claims consists of all persons who purchased Starnet's common stock from March 11, 1999 to August 20, 1999 inclusive, excluding the defendants and persons connected with Starnet. On June 20, 2001, Starnet entered into a memorandum of understanding with the plaintiffs for the settlement of the litigation, which at the time was still subject to the court's approval. The amount of the settlement and related costs totaling $1,200,000 were included in the current year financial statements for the year ended December 31, 2002. The settlement was approved by the court on September 9, 2002. In March 2003, American Depositary Shares valued at approximately $1,050,000 pursuant to the terms of the settlement agreement were issued to the members of the plaintiff's class and $50,000 in related costs was paid in full settlement of this matter.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2002 and December 31, 2001


NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

On September 16, 1999, Las Vegas Casino Inc. (LVC) commenced an action against Starnet, a number of its subsidiaries and various employees of Starnet and its subsidiaries. LVC alleges that the Starnet breached and wrongfully terminated its license agreement with LVC and misappropriated $15 million from LVC, and that LVC lost gambling revenues in the amount of $1 billion as a result of the breach and wrongful termination. LVC had previously entered into a license agreement with Starnet Systems International Inc. ("Starnet Systems"). Starnet Systems terminated the License agreement because of LVC's non-payment of its royalty fees. The Supreme Court of British Colombia has dismissed this action. LVC has appealed the Court ruling and the Company is awaiting the determination of the appeal. The Company believes the appeal is without merit.

The CCRA for the past two years have been auditing our subsidiary, Starnet Communications International, Inc. We provided the auditors with all relevant information, and cooperated with the agency. The audit was completed subsequent to December 31, 2002 with the CCRA without any negative finding of financial penalties for the company.

On August 2, 2001, Chris Thompson commenced an action in the Supreme Court of British Colombia against the Company for the wrongful termination of his employment agreement. He claimed damages of approximately $196,800. A negotiated settlement was agreed between the Company and Chris Thompson during 2002 for $97,000. The accrual for the unsettled balance was made in the financial statements as at December 31, 2002 with payments made in full subsequent to December 31, 2002. This matter is now closed.

On August 17, 2001, Starnet pled guilty to a single count contrary to the gaming provisions of the Canadian Criminal Code. Starnet was fined CDN$100,000 and ordered to forfeit $3,925,000 out of funds theretofore restrained and held by the Royal Canadian Mounted Police in connection with their investigation of Starnet. The investigation is now concluded, and during the hearing before the Court, the Court agreed that there was no legal complaint with regard to Starnet's operations since August, 1999 and as of the date of the plea.

On August 28, 2001 our subsidiary, Starnet Canada, filed a statement of claim against Wiremix Media Inc. in the Supreme Court of British Colombia for approximately CDN$154,645 due under an asset purchase agreement dated February 18, 2000. Under the asset purchase agreement, Wiremix Media purchased certain assets from Starnet Canada. Wiremix Media filed a statement of defense to Starnet Canada's claim. On October 1, 2001, Wiremix Media filed a statement of claim against Starnet Canada. Wiremix Media alleged that Starnet Systems arbitrarily terminated a marketing and consulting agreement with Wiremix and claims damages of approximately $2 million remaining under the contract. A negotiated settlement was agreed between the Company and Wiremix Media during 2002 where we are obligated to pay Wiremix Media CDN$30,000. Of such amount, CDN$30,000 has been as accrued as due but unpaid in our financial statements as at December 31, 2002.

In March 2002, Casino on Air World Entertainment Ltd., a former licensee of the Company, filed a lawsuit against the Company alleging breach of contract in Antigua. The amount of the claim is U.S. $1.84 million. The Company successfully obtained a stay of this action in the Antiguan courts. The court ordered that the dispute be dealt with by way of arbitration. Casino on Air has failed to file a Notice to Arbitrate. The financial impact of this action, if any, cannot be determined at this time, although the Company believes that the claim is without merit.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2002 and December 31, 2001


NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

Sunrise Corporation commenced a lawsuit against the Company in the Superior Court of Ontario on April 16, 2002. Sunrise Corporation alleges that Starnet Canada failed to make payments for the equipment leased from Sunrise Corporation and that World Gaming is responsible for this debt. The amount of the claim is $465,211 plus interest and cost. The Company has filed an amended defense to this lawsuit. The Company cannot reliably ascertain at this time the merits or financial impact of this lawsuit.

On April 9, 2003, Starnet Systems served notice to Sinsational Intertainment ("Sinsational"), a former licensee of the Company regarding its outstanding account in the amount of $268,207 indicating the Company would terminate the agreement if the long overdue account was not made current. On April 15, 2003, Sinsational filed a statement of claim in the courts of Antigua and Barbuda against the Company for an amount of $6.6 million. The Company counterclaimed for the outstanding amount due. On April 16, 2003, Sinsational acknowledged in writing the termination of its agreement with the Company. On April 16, 2003, Sinsational commenced an action against the Company and obtained an injunction preventing Starnet Systems from terminating the agreement. On May 12, 2003, at the request of the Company, the court removed the injunction. On May 15, 2003 Sinsational requested that Starnet Systems cease providing services to its website. On May 23, 2003 Sinsational filed an amended statement of claim increasing the amount claimed to $30.9 million. Sinsational alleges that the Company was in breach of the terms of the contract and as such, negatively impacting Sinsational's financial performance. On June 19, 2003, Sinsational obtained a new injunction preventing the Company from dealing with Sinsational's customer data. The Company believes that the claim for damages is without merit but there can be no assurances that the outcome would be in favor of the Company.


NOTE 8 - FUNDS HELD ON DEPOSIT

As of December 31, 2002, the Company held $1,593 (December 31, 2001 - $2,041) in cash representing funds held on deposit in the form of e-cash balances representing cash funds deposited by customers and players of the Company's licensees. These deposits are non-interest bearing and are repayable on demand.


NOTE 9 - CAPITAL LEASE OBLIGATIONS

At December 31, 2002, the Company had entered into capital leases for equipment and automobiles. The future payments for the 12 months ended December 31 are:

         2003 ...............................................  $ 1,475
         2004 ...............................................      246
                                                               -------
               Total minimum lease payments .................    1,721

         Less amounts  representing  interest at rates
           varying from 6.0% to18.0% ........................     (130)
                                                               -------

         Present value of minimum lease payments ............    1,591
                                                               -------
         Less: Current portion of capital lease obligations
                                                                 1,351
                                                               -------
         Long-term portion of capital lease obligations .....  $   240
                                                               -------

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2002 and December 31, 2001


NOTE 9 - CAPITAL LEASE OBLIGATIONS  (continued)

The capital leases are collateralized by equipment with a net book value of $362 at December 31, 2002. Depreciation expense for the capitalized equipment was $628 and $534 for the years ended December 31, 2002 and 2001 respectively. At December 31, 2002, the Company was delinquent in the payments for a majority of the capital leases, accordingly the entire portion of those capital leases are being presented as current liabilities.


NOTE 10 - NOTES PAYABLE

At December 31, 2002, the Company had two loans from a related company, SportingBet Plc with balances payable of $2,113. These loan balances from SportingBet Plc are secured by a floating charge on some intellectual property of the company and on certain identified equipment. One of the two loan balances of $800 at December 31, 2002 was fully repaid as at March 31, 2003.

The Aztec loan balance of $100 is unsecured and repayable in 10 monthly instalments of $11.


NOTE 11 - CAPITAL STOCK

Authorized

          500,000,000       Ordinary shares, par value STG 0.002

(a) The Company had the following shares issued and outstanding:

                                                    Year ended              Year ended
                                               December 31, 2002        December 31, 2001
                                             ---------------------    ----------------------
Outstanding Class A shares,
beginning of year .......................    34,193,181    $24,188    32,193,181    $ 22,335

Options issued below market value .......             -          -             -         563

Shares issued pursuant to conversion
of long-term debt .......................             -          -     2,000,000       1,500

Share issue costs pursuant to the
Company's Reorganization (Note 15) ......             -          -             -        (225)


Cash received on subscriptions receivable             -          4             -          15
                                             ----------    -------    ----------    --------


Outstanding Class A shares, end of year .    34,193,181    $24,192    34,193,181    $ 24,188
                                             ==========    =======    ==========    ========

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2002 and December 31, 2001


NOTE 11 - CAPITAL STOCK (continued)

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

A summary of the Company's stock option activity and related information follows:

                                       Year ended           Eight months ended
                                   December 31, 2002         December 31, 2001
                                 ---------------------     ---------------------
Beginning of period .........     11,794,862     $1.98       7,799,457     $2.64
Granted .....................        675,000      0.89       4,261,408      0.98
Exercised ...................              -         -               -         -
Forfeited and adjusted ......     (5,527,643)    (2.46)       (266,003)     1.24
                                 -----------     -----     -----------     -----

End of period ...............      6,942,219     $1.49      11,794,862     $1.98
                                 -----------     -----     -----------     -----

At December 31, 2002, options outstanding were as follows:

                                       Options Outstanding                      Options Exercisable
                               -----------------------------------      -----------------------------------
                                            Weighted                                 Weighted
                                             Average      Weighted                    Average      Weighted
                                            Remaining     Average                    Remaining      Average
                               Number of   Contractual    Exercise      Number of   Contractual    Exercise
 Range of Exercise Prices       Options    Life (Years)    Price         Options    Life (Years)    Price
 ------------------------      ---------   ------------   --------      ---------   ------------   --------
      $0.31 - $1.00            3,281,372       1.4         $ 0.43       1,784,537       1.2         $ 0.44
      $1.01 - $1.50              985,637       2.7         $ 1.32         722,553       3.04        $ 1.35
      $1.51 - $2.50            1,188,386       2.2         $ 2.22         927,819       2.59        $ 2.22
      $2.51 - $5.99            1,447,649       3.4         $ 3.30       1,271,041       3.69        $ 3.25
      $6.00 - $11.00              39,175       7.7         $ 6.40         120,498       7.55        $ 6.53
     $11.01 - $23.06                   -        -               -               -        -               -
 ------------------------      ---------   ------------   --------      ---------   ------------   --------
      $0.31 - $23.06           6,942,219       2.2         $ 1.49       4,826,448       2.6         $ 1.81
 ------------------------      ---------   ------------   --------      ---------   ------------   --------

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2002 and December 31, 2001


NOTE 11 - CAPITAL STOCK  (continued)

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

                                                         Year ended December        Year ended December
                                                               31, 2002                  31, 2001
                                                         -------------------        -------------------
Net loss as reported ....................................      $ (5,318)                $ (16,277)
Pro forma net loss under FAS 123 ........................      $ (5,389)                $ (18,361)
Net loss per share - basic, as reported .................      $  (0.16)                $   (0.50)
Pro forma net loss per share -
   basic, under FAS 123 .................................      $  (0.16)                $   (0.55)

For purposes of pro forma disclosures, the estimated fair value of options granted is amortized to expense over a 2 year period. The fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

                                                          December 31, 2002          December 31, 2001
                                                         -------------------        -------------------
Dividend yield ..........................................          0%                           0%
Expected volatility .....................................        157%                         164%
Risk-free interest rate .................................       2.18%                        6.43%
Expected lives ..........................................     3 years                      2 years


NOTE 12 - INCOME TAXES

The Company's operations located in Canada are subject to tax to the extent that income is generated in the country. For the eight months ended December 31, 2001 and the year ended April 30, 2001, the losses related to development activities allow a recovery of tax previously paid:

                                                          December 31, 2002          December 31, 2001
                                                         -------------------        -------------------
Tax payable (receivable) -
   beginning of year ....................................     $ (123)                    $ (123)
Provision for (recover of)
   current income tax ...................................          -                          -
Payments of tax .........................................          -                          -
Difference due to exchange rate .........................          -                          -
                                                         -------------------        -------------------
Tax receivable - end of year (Note 4) ...................     $ (123)                    $ (123)
                                                         -------------------        -------------------

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2002 and December 31, 2001

NOTE 12 - INCOME TAXES (continued)

At December 31, 2002, the Company had net operating loss carryforwards in its Canadian companies of approximately $13,800 that may be offset against future taxable income in Canada through 2008. No tax benefit has been reported in the consolidated financial statements as the Company believes that the carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount. The income tax benefit differs from the amount computed at income tax rates of approximately 45% as follows:

                                                                     For the eight
                                                 For the year         months ended       For the year
                                                ended December        December 31,      ended April 30,
                                                   31, 2002               2001               2001
                                                --------------       -------------      ---------------
Income tax benefit at statutory rate                $ 2,579             $ 1,400             $1,465
Change in valuation allowance                        (2,579)             (1,400)            (1,465)
                                                --------------       -------------      ---------------
                                                    $     -             $     -             $    -
                                                --------------       -------------      ---------------

Deferred tax assets (liabilities) are comprised of the following:

                                                          December 31, 2002          December 31, 2001
                                                         -------------------        -------------------
Income tax benefit at statutory rate ....................       $6,204                     $ 3,625
Change in valuation allowance ...........................       (6,204)                     (3,625)
                                                         -------------------        -------------------
                                                                $    -                     $     -
                                                         -------------------        -------------------

NOTE 13 - GOING CONCERN

The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has accumulated significant loses, has negative working capital, a deficit in stockholders' equity and significant litigation. All of these items raise significant doubt about its ability to continue as a going concern.

Subsequent to the balance sheet date the Group has taken significant steps to deal with these concerns as follows:

1. It has implemented measures to greatly reduce operation costs. Among these measure are efforts to eliminate non-value-added expenses through the consolidation of operations at one primary location and a significant reduction in the company's work force.

2. It is now focused primarily on supporting its existing client base with improved services and product offerings currently being developed.

3. Further financing has been received and the Company may seek additional funding for appropriate new investment projects.

The management are of the view that sufficient resources and appropriate controls are now in place to allow the business strategies to be developed with a view to returning the Group to profitability and that there is a reasonable expectation that the Group will be able to continue in business for the foreseeable future.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2002 and December 31, 2001


NOTE 14 - MAJOR CUSTOMERS

Pertinent details of the gross sales to major customers during the year ended December 31, 2002 are as follows:

                                                               PERCENT GROSS
         CUSTOMERS                              GROSS SALES       SALES
         -------------------------------        -----------    -------------

         Customer A ....................          $11,236           67%
         Customer B ....................            1,756           10%
         Customer C ....................              910            5%
                                                  -------           --
                                                  $13,902           82%
                                                  -------           --


NOTE 15 - SUBSEQUENT EVENTS

On April 4, 2003, one of the Company's major licensees, Sportingbet acquired a shareholding in World Gaming Plc ("World Gaming"). This shareholding, together with shares held by parties acting in concert with Sportingbet, comprises 29.7% of World Gaming's issued share capital. Sportingbet has further invested in World Gaming Plc via a $900,000 convertible bond which is convertible at Sportingbet's sole discretion into shares or is repayable after a two year term. If the convertible bond is converted into shares, Sportingbet would then have voting control over 40% of the issued share capital of World Gaming.

Sportingbet's investment has been made with the specific intention of helping to secure the future of World Gaming Plc as an independent company. As well as the initial investment of some $1.5m further funding is available in order to facilitate increased creativity and an accelerated product development programme to ensure that World Gaming delivers the leading package of software to the online gaming industry.

As a consequence of Sportingbet's investment, Nicholas Jackson, the current Chief Executive and Managing Director resigned with immediate effect. Sportingbet are presently in discussions with other Board members regarding the appointment of a new Chief Executive and new Board members. On April 9, 2003, David Fleming, the current Chief Technology Officer of the Company was appointed to the new Board of Directors.

                                 EXHIBIT INDEX

1.3 Articles of Association of World Gaming plc adopted by special resolution on June 20, 2002

4.7      Unsecured Convertible Note with Goodison Park Limited, dated April 4,
         2003

4.8      Stock Acquisition Agreement with Goodison Park Limited, dated April 4,
         2003

4.9      Contract for Services with James Grossman, dated June 4, 2003

4.10     Contract of Employment with A. Daniel Moran, dated June 4, 2003

4.11     Employment Agreement with Nicholas Jackson, dated January 29, 2003

4.12     Employment Agreement with David Craven, dated November 20, 2002

4.13     Contract of Employment with David Naismith, dated June 4, 2003

4.14     Offer of Employment with Simon Coulthard, dated August 1, 2002

4.15     Offer of Employment with David Fleming, dated August 27, 2001

4.16     Offer of Employment with Mark Thompson, dated November 21, 2002

4.17     Letter regarding resignation of Mark Thompson dated 6/2/02

4.18     Engagement letter for Mark Thompson as Financial Consultant dated
         9/11/02

4.19     Employment Agreement with Michael Aymong, dated 9/6/01

4.20     Employment Offer Letter with Rodney Davis, dated July 5, 2001

4.21     Letter regarding resignation of Rodney Davis, dated May 16, 2002

4.22 Settlement Agreement with Starnet, Nicholas Jackson, Sportingbet and Goodison Park

4.23     Compromise Agreement by David Craven dated June 27, 2003

4.24 Software License Agreement between Internet Opportunity Entertainment Ltd. and Softec Systems Caribbean Inc. dated March 19, 1998

4.25 Software License Agreement between Real Entertainment Ltd. and Softec Systems Caribbean Inc. dated May 10, 1999

4.26 Internet Service Agreement between EFS Caribbean Inc. and Cable and Wireless (West Indies) Ltd.

4.27     Letter regarding termination of Liam Gillen dated September 6, 2002

4.28 Guarantee from Nicholas Jackson in Favor of Goodison Park Limited dated April 4, 2003

21.1     List of Subsidiaries

23.1     Consent of Baker Tilly

23.2     Consent of HJ & Associates

99.1     Sarbanes-Oxley Act Certification by A. Daniel Moran, CEO

99.2     Sarbanes-Oxley Act Certification by Mark Thompson, acting CFO