Form 20-F
period 2003-12-31
WORLD GAMING PLC
filed 2004-04-05
CIK 1126599

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                    FORM 20-F

                                   (MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-32793

                                WORLD GAMING PLC
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                England and Wales
                 (Jurisdiction of Incorporation or Organization)
                         KFH Building, Liat Rd, Coolidge
                              Antigua, West Indies
                     Tel: (268) 480-1650 Fax: (268) 480-1656
                    (Address of Principal Executive Offices)

         Securities registered pursuant to Section 12(b) of the Act: NONE

         Securities registered pursuant to Section 12(g) of the Act: Ordinary Shares, nominal value (pound)0.002 per share, represented by American Depositary Shares evidenced by American Depositary Receipts.

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act: NONE

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2003, the Registrant had 45,781,407 Ordinary Shares issued and outstanding, nominal value (pound)0.002 per share.

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

[X] Item 17      [ ] Item 18

================================================================================

                                WORLD GAMING PLC

                           ANNUAL REPORT ON FORM 20-F
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                TABLE OF CONTENTS


Certain Definitions and Conventions............................................1

Special Note Regarding Forward-Looking Statements..............................1

PART I.........................................................................2

   Item 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.............2

   Item 2.   OFFER STATISTICS AND EXPECTED TIMETABLE...........................2

   Item 3.   KEY INFORMATION...................................................2
               Selected Financial Data.........................................2
               Risk Factors....................................................3

   Item 4.   INFORMATION ON THE COMPANY.......................................12
               History and Development........................................12
               Our Operations.................................................13
               Restructuring of Operations....................................14
               Business Strategy..............................................14
               Marketing......................................................15
               Competitive Environment........................................15
               Intellectual Property..........................................16
               Technology.....................................................16
               Products and Services..........................................17
               Gaming Products Under Development..............................19
               Our Licensees..................................................20
               Organizational Structure.......................................21
               Government Licensing and Regulation and Related Risks..........22
               Property, Plants and Equipment.................................24

   Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................25
               Change in Fiscal Year..........................................25
               Results of Operations..........................................25
               Operating Results for Fiscal 2003..............................27
               Operating Results for Fiscal 2002..............................29
               Operating Results for Fiscal 2002..............................30
               Liquidity and Capital Resources................................31
               Contractual obligations........................................33
               Payments due by period.........................................33
               Trend Information..............................................33

   Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................33
               Directors and Senior Management................................33
               Background Information Concerning Directors....................34
               Background Information Concerning Senior Management
                 and Certain Key Employees....................................35
               Compensation...................................................36
               Board Practices................................................41
               Committees of the Board of Directors...........................41
               Employees......................................................45
               Share Ownership of Senior Management and Directors.............45

   Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................46
               Major Shareholders.............................................46
               Related Party Transactions.....................................47

   Item 8.   FINANCIAL INFORMATION............................................48
               Consolidated Financial Statements..............................48
               Legal Proceedings..............................................48
               Dividend Policy................................................50
               Significant Changes............................................51

   Item 9.   THE OFFER AND LISTING............................................51
               Nature of Trading Market.......................................51
               Registrar, Transfer Agent and Depositary.......................52

   Item 10.  ADDITIONAL INFORMATION...........................................52
               Memorandum of Association and Articles of Association..........52
               Board Action and Powers........................................53
               Description of Share Capital...................................55
               Exchange Controls and Other Limitations Affecting
                 Security Holders.............................................59
               Change of Control..............................................59
               Material Contracts.............................................60
               Employment and Consulting Agreements...........................64
               United Kingdom Tax Consequences................................69
               United States Federal Income Tax Consequences..................72
               Tax Consequences for U.S. Holders..............................73
               Tax Consequences for Non-U.S. holders..........................78
               Taxation of the Company........................................79
               Documents on Display...........................................79

   Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......80

   Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........80

PART II.......................................................................80

   Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................80

   Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
               USE OF PROCEEDS................................................80
             Material Modifications to the Rights of Security Holders.........80
             Use of Proceeds from Offering....................................80

   Item 15.  CONTROLS AND PROCEDURES..........................................81

   Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT.................................81

   Item 16B. CODE OF ETHICS...................................................81

   Item 16C. Principal Accountant Fees and Services...........................82

   Item 16D. Exemptions From the Listing Standards for Audit Committees.......82

   Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
             Purchasers.......................................................83

PART III......................................................................84

   Item 17.  FINANCIAL STATEMENTS.............................................84

   Item 18.  FINANCIAL STATEMENTS.............................................84

   Item 19.  EXHIBITS.........................................................84

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


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We make certain forward-looking statements in this Form 20-F within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions (if any), market forces, corporate strategies, contractual commitments, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this Form 20-F, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this Form 20-F.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

         The data below should be read in conjunction with "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS" and our audited consolidated financial statements and notes relating thereto appearing elsewhere in this annual report, and which have been audited by our independent auditors, HJ & Associates, as of and for the year ended December 31, 2003, as of and for the eight months ended December 31, 2001 and as of and for the years ended April 30, 2001 and 2000; by Baker Tilly, our prior independent auditors, as of and for the year ended December 31, 2002; and by Ernst & Young, our prior independent auditors, as of and for the year ended April 30, 1999. The selected financial data for the financial years ended April 30, 2000 and 1999 is derived from the financial statements of our subsidiary Starnet, which we acquired subsequent to the fiscal year ended April 30, 2001 pursuant to a holding company reorganization.

         The data below, except for per share information, is in thousands of U.S. dollars.

                                       For the years ended December 31,                 For the years ended April 30,
                               ------------------------------------------------      ----------------------------------
                                                                        Eight
                                                                        months
                                                                        ended
                                                          2001*        December
                                2003         2002       (unaudited)    31, 2001        2001          2000         1999
                               -------     --------     -----------    --------      --------      --------      ------
STATEMENT OF
  OPERATIONS DATA:
Net sales ................     $17,698     $ 16,777      $ 18,175      $ 12,107      $ 20,153      $ 17,881      $6,255

Income (loss) from
  operations .............       2,127       (5,410)      (16,465)       (2,371)      (17,019)       (4,886)      1,004

Income (loss) from
  continuing operations ..       2,958       (5,318)      (16,277)       (2,236)      (16,756)       (4,462)      1,031

Income (loss) from
  operations per share ...        0.05        (0.16)        (0.49)        (0.07)        (0.52)        (0.17)       0.04

Income (loss) from
  continuing operations
  per share ..............        0.07        (0.16)        (0.50)        (0.07)        (0.52)        (0.16)       0.04

Basic Income (loss) ......        0.07        (0.16)        (0.50)        (0.07)        (0.52)        (0.12)       0.09

Basic Weighted average
  number of shares (in
  thousands) .............      42,932       34,193        33,442        33,997        32,201        29,625      22,952

Fully Diluted earnings per
  share ..................     $  0.05     $  (0.16)     $  (0.50)     $  (0.07)     $  (0.52)     $  (0.12)     $ 0.08

Fully Diluted Weighted
  average number of shares
  (in thousands) .........      56,402       34,193        33,442        33,997        32,201        29,625      25,960

Cash dividends
  declared per common
  share ..................     $     -     $      -      $      -      $      -      $      -      $      -      $    -

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

         Selected balance sheet data as at December 31 and April 30 for the years indicated (in thousands of U.S. dollars):

                                              As of December 31,                             As of April 30,
                                   ---------------------------------------        -------------------------------------
                                     2003           2002             2001           2001           2000          1999
                                   -------        --------         -------        -------        -------        -------
BALANCE SHEET DATA:
Total assets ..............        $12,591        $  8,377         $12,181        $20,188        $27,983        $13,439

Net assets ................            828          (3,545)          1,686          2,211         19,376          9,420

Debt obligations ..........          2,944           3,804           1,083          2,784            979            818

Capital stock .............         25,992          24,192          24,188         22,394         22,143          8,584

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

         WE HAVE EXPERIENCED NET LOSSES IN THE PAST.

         We achieved a net profit from continuing operations of $3.0 million for the year ended December 31, 2003. However, our independent auditors have noted in past years that we have accumulated significant losses, had negative working capital and a deficit in stockholders' equity, all of which our independent auditors believed in prior years raised concerns about our ability to continue as a going concern. Future performance will depend in part on the amount and rates of growth in our net revenue from licensing of our gaming software products and on management's ability to control our operating expenses. In addition, our future success will depend upon many factors, including those which may be beyond control or which cannot be predicted at this time, such as the emergence of additional competitors, influence of the global economy, emergence of new technologies and changes in governmental regulations. As a result of these and other factors, there can be no assurance that we will continue to achieve profitability.

         WE HAVE ONE CUSTOMER WHO ACCOUNTS FOR A SUBSTANTIAL PORTION OF OUR REVENUES, AND THE LOSS OF THIS CUSTOMER WOULD SIGNIFICANTLY DECREASE OUR CASH FLOW.

         The Company's largest licensee accounts for 67% of the Company's consolidated revenues for the year ended December 31, 2003. The loss of this licensee would materially and adversely affect the Company's business, financial condition, results of operations and cash flow. (See Item 10. MATERIAL CONTRACTS
- SOFTWARE LICENSE AGREEMENT BETWEEN INTERNET OPPORTUNITY ENTERTAINMENT LTD. AND SOFTEC SYSTEMS CARIBBEAN INC. DATED MARCH 19, 1998).

         WE MAY NEED ADDITIONAL FINANCING AND THERE IS NO ASSURANCE IT CAN BE OBTAINED.

         We currently have sufficient capital to meet our planned development objectives. Should these development objectives change significantly or current revenue streams decline materially, it is likely that we will require additional financing. There can be no assurance that any such capital or additional financing will be available on terms acceptable to us, or at all. Any such additional financing, if available, could result in further dilution of the equity interests of existing shareholders. If additional financing is not available in such circumstances, we are not certain whether we would have sufficient cash flow and expense flexibility to maintain a positive cash flow position and continue to improve our products.

         WE HAVE BEEN INVOLVED IN CIVIL AND IN THE PAST CRIMINAL LITIGATION, WHICH HAS RESULTED IN SIGNIFICANT EXPENSES AND OTHER CONSEQUENCES.

         Many of the lawsuits that may have been seriously threatening to our future have now been settled; however, there are some remaining lawsuits that we are party to. If we were to lose these pending lawsuits we could be subject to significant damages, although the aggregate of such damages has been substantially reduced. The Company has been a defendant in a class action lawsuit. These lawsuits are primarily in respect of an ex-employee and other lesser claims in respect of past licensee arrangements. In accordance with a court-approved settlement of the class action lawsuit, we issued 6,506,204 American Depositary Shares in March 2003. There can be no assurances that the Company or its subsidiaries will not be subject to similar lawsuits or government actions in the future. (See Item 8. LEGAL PROCEEDINGS and see also
Item 4. GOVERNMENT REGULATION AND RELATED RISKS).

         WE HAVE EXPERIENCED SIGNIFICANT TURNOVER AMONG OUR SENIOR MANAGEMENT AND DIRECTORS.

         Several of our senior management including the Chairman of the Board, the Chief Executive Officer, and the Chief Financial Officer resigned during the first five months of 2003. Effective in April 2003, an aggregate of four new members were added to the Board of Directors as well as a new Chief Executive Officer. During June 2003, one of the directors appointed to the Board of Directors in April 2003 resigned. Our new Chief Financial Officer was appointed in August 2003. In January 2004, our Chief Technology Officer resigned. Such senior management turnover may affect our earnings, product development schedules, and relationships with our customers and licensees. While we believe otherwise, there is a risk that we will continue to experience senior management turnover and would not be able to attract and keep the experienced senior personnel necessary for our stability and development.

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

         Early in the 108th Congress, U.S. Congressman Jim Leach (R-IA) introduced HR 21, the Unlawful Internet Gambling Funding Prohibition Act, which was based on similar legislation that he introduced in the 107th Congress. This legislation attempts to prohibit Internet gambling by forbidding the use of credit instruments of United States banks from being used to make bets or wagers over the Internet. Shortly afterwards, U.S. Senator Jon Kyl (R-AZ) introduced similar legislation, S. 627, in the U.S. Senate. In June of 2003, HR 21 was reintroduced as HR 2143 by U.S. Congressman Spencer Bachus (R-AL) without any civil and criminal sanctions in order to bypass the U.S. House of Representatives Committee on Judiciary. After a very close vote on an amendment to HR 2143, the House of Representatives passed that legislation. In late July 2003, the U.S. Senate's Committee on Banking voted to report an altered version of S. 627. We continue to monitor this situation since the passage of this legislation could have a substantial impact on the business of our licensees and ultimately the Company. IF THIS LEGISLATION PASSES AND BECOMES LAW, IT WOULD HAVE AN IMMEDIATE DETRIMENTAL EFFECT ON THE INDUSTRY AND WOULD POSE A SERIOUS THREAT TO THE COMPANY'S CONTINUED OPERATION.

         In March 2004, the World Trade Organization held in favor of Antigua and Barbuda and against the United States of America with regard to unlawful trade restrictions relating to Internet gaming. Due to the recent timing of this ruling and without the ruling being published in full, it is too early to determine what, if any, influence this may have on United States led legislation. (See Item 4. GOVERNMENT LICENSING AND REGULATION AND RELATED RISKS; and Item 8. LEGAL PROCEEDINGS.)

         WE FACE SIGNIFICANT COMPETITION AND THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO COMPETE.

         The Internet gaming industry involves rapid technological change and is characterized by intense and substantial competition. Some of our competitors are well established, substantially larger and have substantially greater resources than we do. It is also likely that other competitors offering gaming software technology will emerge in the future. Additionally, we will have to compete with other companies that have greater market recognition, greater resources and broader distribution capabilities than us. Increased competition by existing and future competitors could materially and adversely affect our business, financial condition and results of operations.

         OUR SOFTWARE AND HARDWARE SYSTEMS MAY FACE PROBLEMS IF THE VOLUME OF USAGE INCREASES WHICH COULD HARM OUR REPUTATION AND THUS OUR BUSINESS.

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

         The process of managing traffic within large, high traffic Internet online services such as those provided by us is an increasingly important and complex task. Our operations are dependent in part upon our ability to protect our operating systems against physical damage from acts of God, power loss, telecommunications failures, physical break-ins and similar events. The occurrence of any of these events could result in interruptions, delays or cessation in service to users of our online services, which could have a material adverse effect on our business, financial condition and results of operations. A large portion of our network infrastructure is located at a single, leased facility in Antigua, West Indies. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, Internet failure, break-ins, hurricanes and similar events. We do not have redundant facilities at a secondary location in the event of an emergency, but we have a variety of backup servers at our primary site to deal with system failures.

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

         IF WE ARE UNABLE TO SUCCESSFULLY PROTECT OUR COMPUTER SYSTEMS FROM ONLINE SECURITY RISKS, OUR BUSINESS COULD SUFFER.

         Despite the implementation of security measures by the Company, our network may be vulnerable to unauthorized access, computer viruses, denial of service attacks and other disruptive problems. For example, given the content of our web sites, there is an incentive for "hackers" to penetrate our network security. A party that is able to circumvent security measures could misappropriate proprietary information and, perhaps, most critically, cause interruptions in our operations. ISPs and OSPs have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. We may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. There can be no assurance that any measures implemented will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to clients accessing our web sites, which could have a material adverse effect on our business, results of operations and financial condition.

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

         THE MARKET FOR INTERNET SERVICES IS IN A STATE OF RAPID TECHNOLOGICAL CHANGE AND WE MAY NOT BE ABLE TO KEEP UP.

         The market for Internet services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require us to effectively use leading technologies, continue to develop our technological expertise, enhance our current services and continue to improve the performance, features and reliability of software. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures to modify or adapt our software. There can be no assurance that we will be successful in responding quickly and sufficiently to these or other such developments which could have a material adverse effect on our business, results of operations and financial condition.

         WE MUST CONTINUE TO IMPROVE AND EXPAND OUR SKILLS AND PERSONNEL TO ENHANCE AND EXPAND OUR BUSINESS OPERATIONS, BUT MAY NOT BE ABLE TO DO SO.

         In order to enhance and expand our business operations, we must continue to improve and expand the expertise of our personnel and must attract, train and manage qualified managers and employees to oversee and manage our enhanced operations. There can be no assurance that we will be able to manage effectively the expansion of our operations or that our current personnel, systems, procedures and controls will be adequate to support operations. Although management intends to ensure that our internal controls remain adequate to meet the demands of further growth, there can be no assurance that our systems, controls or personnel will be sufficient to meet these demands. Inadequacies in these areas could have a material adverse effect on our business, financial condition and results of operations.

         WE HAVE LIMITED INTELLECTUAL PROPERTY PROTECTION AND THERE IS RISK THAT OUR COMPETITORS WILL BE ABLE TO MISAPPROPRIATE OUR TECHNOLOGY.

         We regard our proprietary software, trade secrets and similar intellectual property as critical to our success. In that context, we rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and other contractual provisions. There is no guarantee that these efforts will be adequate, or that third parties will not infringe upon or misappropriate our proprietary rights. In addition, although we obtain copyright and trademark protection, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our web sites. Since trademark and copyright protections are not "self-enforcing", future litigation may be necessary to enforce and protect our secrets and other intellectual property rights. We may also be sued for claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Such litigation could result in substantial costs. Any litigation regarding proprietary rights could be costly and divert management's attention, result in the loss of certain of proprietary rights, require us to seek licenses from third parties and prevent us from selling our services, any one of which could have a material adverse effect on our business, results of operations and financial condition.

         WE MAY BE HELD LIABLE FOR THE CONTENT OF WEB SITES FOR WHICH WE PROVIDE CONTENT.

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

         THE TRADING MARKET FOR OUR SHARES MAY BE ILLIQUID.

         Our ordinary shares represented by American Depositary Shares are presently quoted on the National Association of Securities Dealers' ("NASD") Over-The-Counter Bulletin Board ("OTC Bulletin Board"). This quotation system generally supports companies that do not meet the listing requirements of the NASDAQ SmallCap Market. As a result, investors may find it more difficult to dispose of or to obtain accurate quotations of our shares. A lack of volume in the trading of our shares could impact prices for any shareholder wishing to dispose of such shares. In addition, quotations on the OTC Bulletin Board depend on the willingness of broker-dealers to make a market for the shares. Such quotations have been known to have large spreads between bid and offer prices. There can be no assurance that our shares will continue to be quoted on the OTC Bulletin Board or that there will continue to be a market for such shares.

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

         WE MAY BECOME SUBJECT TO CHANGES IN ENGLISH LAW OR POLITICAL CIRCUMSTANCES.

         World Gaming plc is a public limited company organized under the laws of England and Wales, and is thus subject to changes in English law. On March 26, 2002 the British Government published a white paper "Safe Bet For Success-Modernizing Britain's Gambling Laws" in response to the Government published report of the independent Gambling Review Body, which contained 176 recommendations for changes to Britain's gambling laws and regulations in July 2001. In this report, the Government accepted

157 of the Review Body's recommendations; 10 were felt to require further substantive consideration, while 9 were rejected. On 19 November 2003, the Government published clauses of the Draft Gambling Bill. The clauses published cover the key elements of the new regulatory regime. A number of additional clauses have been added subsequent to this date. The draft bill is currently being scrutinized by a Joint Committee of both Houses of Parliament. The Committee is due to report back to Parliament no later than 8 April 2004. The Government will consider its report and introduce the Bill into Parliament as soon as Parliamentary time becomes available. The draft bill is generally supportive of the industry provided it takes place in a properly regulated environment.

         We are unable to predict with certainty when any resulting legislation may be enacted, and what impact it will have on our business. Therefore, there remains a risk that any future legislation could be unfavorable to any of our business that may be carried on in the United Kingdom.

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

         UNITED STATES CIVIL LIABILITIES MAY NOT BE ENFORCEABLE AGAINST US.

         Most of our directors and all of our executive officers named in this annual report are not residents of the United States, and virtually all of the assets of these non-U.S. persons, and virtually all of our assets are located outside the United States. As a result, you may be unable to serve summons and complaints within the United States upon these persons. Similarly, it may not be possible to enforce in U.S. courts, against these persons or against us, judgments of the U.S. courts based upon civil liability provisions of the U.S. federal or state securities laws. In addition, it may be difficult for you in original suits or in suits for the enforcement of judgments of U.S. courts to enforce certain civil liabilities based upon U.S. federal or state securities laws in England against us, our directors, executive officers, or our experts.

         OUR REPORTING OBLIGATIONS UNDER THE U.S. SECURITIES LAWS DIFFER FROM THOSE OF U.S. ISSUERS, AND YOU MAY FIND IT DIFFICULT TO EVALUATE OUR PERFORMANCE QUARTERLY.

         We are a foreign private issuer for the purposes of reporting to the SEC, and we are not required under the Securities Exchange Act of 1934 to file quarterly reports after the end of each financial quarter, although we have elected voluntarily to file such reports. We are exempt from the SEC rules prescribing the solicitation of proxies and content of annual reports and proxy statements to our shareholders. Additionally, major shareholders and insiders are not required to report their transactions in our stock. As a result it may not be possible for you to evaluate our financial performance as often as you could for a non-foreign private issuer SEC reporting company. You may not become aware of trading activities of our insiders and major shareholders, and may generally be less informed in making a reasonable decision on how to vote your shares.

         UNDER ENGLISH LAW A VOTE OF THE HOLDERS OF 75% OR MORE OF OUR ISSUED ORDINARY SHARES REPRESENTED AT A SHAREHOLDERS MEETING IS REQUIRED TO APPROVE CERTAIN CORPORATE MATTERS.

         Under English law a vote of 75% or more of our issued ordinary shares represented at a shareholders meeting is required to complete certain corporate matters. This supermajority requirement may make it more difficult for shareholders to approve certain transactions even though the Board recommends and approves such transactions. (See Item 10. VOTING RIGHTS OF ORDINARY SHARES AND SHAREHOLDER MEETING.)

         CERTAIN PROVISIONS OF OUR ARTICLES OF ASSOCIATION AND OTHER CONTRACTUAL RESTRICTIONS TO WHICH WE ARE SUBJECT MAY HAVE THE EFFECT OF DETERRING ANY ACQUISITION OR SALE OF THE COMPANY NOT APPROVED BY THE BOARD OR CERTAIN OTHER PERSONS.

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

         Pursuant to a financing completed in April 2003, we agreed to certain restrictions on our corporate actions and other corporate governance matters. These restrictions included (i) an agreement to seek approval of a resolution restricting certain issuances of our shares and (ii) a covenant not to take the following actions (subject to certain qualifications and voluntary waivers) without the consent of the party providing such financing (see Item 10. ADDITIONAL INFORMATION - MATERIAL CONTRACTS):

         o any change to World Gaming's Memorandum and Articles of Association other than as contemplated by the Stock Acquisition Agreement between the Company and Goodison Park Limited ("Acquisition Agreement");

         o the presentation of any petition for winding-up or petition for an administration order;

         o any change in the share capital or the creation, allotment or issue of any shares or of any other subscription for or to convert any instrument into such shares or securities other than as contemplated by the Acquisition Agreement and other than any shares issued pursuant to the normal operation of World Gaming's 2001 Share Option Plan, but excluding all executive arrangements;

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

         WE MAY BE SUBJECT TO TAX IN A NUMBER OF JURISDICTIONS, FOR WHICH NO PROVISION HAS BEEN MADE.

         We may be subject to tax in a number of jurisdictions, including jurisdictions in which our subsidiaries are incorporated, or have a branch or agency or permanent establishment or office. We may also be subject to tax in jurisdictions where any of our servers or ISPs or computers or customers or licensees are situated or operate from. Most laws relating to taxation in most jurisdictions pre-date or are not drafted with the potential of their applying to Internetcross-jurisdictional Internet businesses. Consequently, there is uncertainty as to the jurisdictions in which our subsidiaries could be subject to tax, the extent to which they could be so subject to tax and what their overall tax liability in respect of any income, profit or gain could be. There is a risk that the overall tax liability could be quite high, depending on the terms and conditions of the legislation relating to tax in each of the relevant jurisdictions. No provision has been made by us for such tax liabilities. To the extent that such risk materializes, this could materially adversely affect our business, financial condition and results of operation.

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

         OUR CURRENT BUSINESS IS SUBJECT TO SIGNIFICANT SEASONALITY.

         Because of the current mix of our products and services, our revenues from licensees decrease significantly during periods when American professional and college football is not played. This substantially reduces our cash flow and could make it difficult to meet our commitments. We are addressing this risk through the development and licensing of non-event reliant gaming products, however there is no guarantee that the gaming market in which we operate will continue to respond favorably to these new products.

ITEM 4.  INFORMATION ON THE COMPANY


HISTORY AND DEVELOPMENT

         World Gaming plc is a public limited company incorporated under the laws of England and Wales, and, as a holding company, conducts its business through its operating subsidiaries. As a result of a holding company reorganization effected in May 2001, which is described below, we have become a successor to the business of Starnet Communications International Inc. ("Starnet"), which now functions as one of our subsidiaries. Our other subsidiaries comprise WG International Ltd., Starnet Systems International Inc., EFS USA Inc., EFS Caribbean Inc., EFS NV., Inphinity Interactive Inc., World Gaming Services Inc., EFS St. Kitts Inc., Starnet Communications Canada Inc.,. (See Item 4 "ORGANIZATION STRUCTURE").

         Starnet was incorporated on June 28, 1996 in the State of Nevada as Creative Sports Marketing Inc., and subsequently its name was changed to Gelato Brats Inc. On February 24, 1997, the name of the company was changed to Starnet Communications International Inc. In March of 1997, Starnet was redomiciled in Delaware.

         On March 25, 1997, Starnet entered into a share purchase agreement with Murray Partners (BVI) Inc. ("Murray Partners"), pursuant to which Starnet acquired all of the outstanding shares of Starnet Communications Canada Inc. ("Starnet Canada"), a company incorporated in British Columbia. In exchange, Murray Partners received 10,000,000 Class A Common Voting Shares of Starnet. Shares held by Murray Partners were subsequently distributed to its constituent members. On March 17, 2000, Starnet Canada sold its business and assets that were not related to the Internet gaming business. On January 1, 2000, Starnet transferred its software development business from Starnet Canada to Inphinity Interactive, Inc.

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

         Through our wholly-owned subsidiaries, we now focus our business on the development and production of Internet technologies for gaming applications by our licensees. One of our business strategies is to identify and commercialize leading edge technologies for the online gaming markets.

         On February 11, 2004 we closed two divisions of the business that detracted from our core software development business and had resulted in losses for the Company. These divisions provided a customer service solution and performed transaction processing on behalf of some licensees. The affected licensees now source these functions through another supplier.

         Our corporate office is located at Minerva House, 5 Montague Close, London, England, with operations managed out of our office in Antigua located at the KFH Building, Liat Rd, Coolidge, Antigua West Indies. The telephone number is 1 (268) 480-1650.

OUR OPERATIONS

         We are a developer and provider of Internet gaming software systems. Through various wholly-owned subsidiaries (see Item 4. ORGANIZATIONAL STRUCTURE below), we develop and provide our software products and online gaming management services to independent licensees. Our gaming systems have been designed to:

         o offer customers a user-friendly interface, high quality interactive experience and a wide selection of gaming options;

         o provide licensees with the tools to potentially generate financial returns, easy site maintenance and limited administration; and

         o protect gaming customers and licensees through our proprietary fully integrated technology.

         We offer fully integrated gaming software and systems, developed by our wholly-owned Vancouver-based subsidiary, Inphinity Interactive Inc. ("Inphinity"). Our gaming software is owned by our wholly-owned Antigua-based licensing subsidiary, Starnet Systems International, Inc. ("Starnet Systems") which licenses the software. Starnet Systems provides a licensee with an installed turnkey gaming system. Starnet Systems receives a monthly royalty based on the licensee's net revenues in exchange for the licensee being able to utilize its proprietary software as well as hosting the licensee's interactive casino and sportsbook on its servers. In addition, the licensees obtain a gaming license from the Government of Antigua and Barbuda or another jurisdiction that licenses online gaming systems. The Company's first license sale closed in March 1998, and as of December 31, 2003, the Company had 9 licensees signed and operating.

         We formerly offered fee-based use of our Electronic Financial Services ("EFS") Internet transaction system until February 11, 2004 when this division was closed.

         Along with the current suite of gaming products which include over 17 C++ casino games, a variety of "instant play" Java Games and a complete live sports wagering product line, in March 2004, we released an enhanced horse racing pari-mutuel betting system and have plans to add a fixed odds Horsebook in 2004. In addition, we released a virtual games product suite in December 2003 and anticipate that a multi-player poker product will be available in 2004.

         We develop a new licensee's interactive casino to reflect their intended market segment. This development can reflect a particular motif (e.g. sports theme or French Riviera theme) or ethnic market (e.g., Japan, China, Indonesia, or Latin America).

RESTRUCTURING OF OPERATIONS

         In March 2000, our subsidiary, Starnet Canada, completed the sale of substantially all of the assets and undertakings outside of our core software development business. (SEE ALSO ITEM 7. "RELATED PARTY TRANSACTIONS").

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

         In February 2004, we closed the transaction processing and customer service divisions in Antigua resulting in the termination of 23 employees. These closures eliminated two non-core business units that the company could not efficiently administer. The cost of the terminations was $160,000.

BUSINESS STRATEGY

         Throughout 2003, we continued to emerge from a difficult time that had seen us accumulate excessive levels of debt resulting in a negative working capital position, lose focus of our key strengths, and lack competitiveness for possible new business. Beginning in April 2003, we concentrated on reducing debt through actively seeking settlement with various creditors. These settlements reduced our debt to a manageable level and mitigated the risk of detrimental repercussions in our operations as well as possible litigation. Our concentration is now on improving our products, services and infrastructure. We are focusing on our core business of developing software and working closely with our licensees in order to grow our existing revenue streams. Success in this direction will allow us to attract qualified and existing new licensee business that could accelerate the growth in our Company's value.

         The Board's long term goals for business development are as follows:

         o Concentrate on improving our software functionality to ensure competitiveness within the market. As we have large numbers of bettors already playing on our licensees' web sites, by offering them more choice in product they will have wider betting options that we expect will increase total amounts wagered with our licensees. With the additional features, we believe our licensees will in turn increase their revenues and this will have a follow on effect with our revenues. (The main new product features are listed below in the GAMING PRODUCTS UNDER DEVELOPMENT section below).

         o Continue business rationalization through improvements in internal process and cost reductions. The board has already made a number of decisions that are intended to have a significant effect on the ongoing cash flow including: ceasing the loss making worldgaming.com website, closing down the London office, ceasing exploration of further business under a Curacao gaming license and ceasing customer service and transaction processing operations of the business. The effect of these changes is to reduce our cost base to a level that allows investment in product enhancement while meeting our debt obligations.

         o During the period when American professional and college football is not played our revenues decrease significantly due to seasonality. We are addressing this situation by offering more products that are less susceptible to seasonality. Examples of these products include the expanded horse racing offering, virtual games, a poker product and other lottery style games.

         o We recognize the need to spread our revenue base over more licensees. This may be achieved by adding new licensees that preferably are already in business and need a software provider that
            (a) can offer a wide variety of premium betting products and (b) can handle large amounts of simultaneous betting transactions. As the industry continues to go through a consolidation World Gaming is working to be the provider to these industry players.

MARKETING

         As we concentrate our marketing on attracting new licensees, the licensees, in turn, advertise their sites to the end user. At present, no active marketing is taking place outside of business exposure through our existing licensees.

         Our licensees utilize Internet based marketing activities, such as e-mail broadcasts and affiliate programs, as well as traditional media, such as print in industry publications. In addition to potential licensees, we seek strategic partnerships for content as well as other entertainment and media opportunities.

         We have focused over the past year on improving our software so that we can attract new licensees. It is management's intent to increase our marketing focus.

COMPETITIVE ENVIRONMENT

         The Internet gaming and software industry is increasingly competitive. New competitors have entered industry segments such as development and licensing of casino games, sports betting software, pari-mutuel wagering, multi-player poker and lottery and bingo products. In each of these segments there currently exist several major competitors. However, nearly all these competitors offer only a portion of the breadth of product that we offer.

         The Company's largest competitors for casino and multi-payer poker products - Boss Media, Cryptologic, and Microgaming - do not offer any complementary products such as sportsbook. Because these competitors presently focus on delivering limited products, as opposed to a full suite of products as we do, the competition may offer an equivalent or superior single product compared to ours. However, it is believed that the Company currently has a competitive advantage by offering complementary products with the flexibility to be packaged as an entire product suite.

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

         We expect to compete directly with all the companies discussed above, as well as other established companies that may enter the industry. Several of our current and potential competitors have far greater resources than us.

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

TECHNOLOGY

         HIGH-SPEED NETWORK

         Our network is connected to the Internet via dual Fast Ethernet connections. This high performance network infrastructure is intended to ensure reliable and responsive game play for our licensees and their end users/players. Most of the critical system components, such as the game servers and web servers, are distributed across multiple machines, which protect the gaming service from failures due to malfunctioning equipment. The highly scalable nature of the design of our system makes provisioning for additional capacity relatively easy. The network monitoring staff tracks the system at all times to maintain constant awareness of the system's operating parameters. New equipment is installed when necessary to compensate for increased activity or anticipated peak demands for popular events.

         The Internet connection at our network facility in Antigua is provided by an international service provider and contributes to responsive game play. Each gaming transaction is stored on a database that is replicated for redundancy and backed up daily to prevent data loss and the gaming components communicate using the Secure Sockets Layer (SSL) to encrypt and protect sensitive data from potential hackers.

         SECURITY MEASURES

         We offer four protective security layers of prevention, protection, and response. These components, available 24 hours a day, 7 days a week, 365 days a year consist of:

         SOFTWARE. Our engines are designed to assume that all communication is from "hostile" clients so that only specific message types from a known game client are acknowledged. The software incorporates industry "DE FACTO" security standards such as industry leading firewall protection, 128 bit encryption and SSL. The `n-tier' software architecture has been designed with security at the forefront and is monitored through `real-time' System and Game event monitoring and logging.

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

         FRAUD DETECTION AND LEGAL COMPLIANCE. Legal compliance and player protection through industry leading financial fraud protection are addressed software. Further, Address Verification Services (AVS), a basic fraud detection system offered by the financial industry, is incorporated into our fraud detection solution for players.

         While no system is 100% secure, we believe that we have the ability to identify attempts and prevent attacks such as Denial of Service and `Invasive' hacks into game payout code or customer information. Specifically, Denial of Service Attacks can be alleviated through our network of close business partnerships with global ISP's and through utilization of hardware that was acquired in January, 2004 that specifically defuses such attacks. Using a combination of the aforementioned four layers of security i.e. Software, Fraud Detection, Hardware and Vigilance, we offer security protection that reduces the risks that would lead to prolonged periods of irregular game play and access to, and manipulation of, the game code.

         We have implemented a leading software-based Random Number Generator to support our game play payouts. The Random Number Algorithm employed by us is known as the "Mersenne Twister" algorithm.

         The machines on which the game server processes run are only accessible from our private network. The database systems are completely shut off from the Internet and can only be accessed by a limited number of applications on a closed network, such as the game servers and report generators.

         Any information provided to us is held as strictly confidential, and is used only to support the player's relationship with us and the licensee.

PRODUCTS AND SERVICES

         Our current software product areas include casino gaming, sportsbook wagering, pari-mutuel wagering, and virtual games, while multi-player poker and an enhanced horse racing product is in the latter stages of integration. During the last fiscal year, casino gaming contributed approximately 35 percent of royalty revenue, while sports book wagering accounted for the remaining 65 percent.

         CASINO

         Our casino games can be categorized into two types of platforms: Java and Windows Download software.

         Our Java games utilize the Java language to provide quick access online games to the licensees' web sites. The cross-platform nature of Java makes it possible to play these games on all major operating systems, online, with virtually no downloading required. The Java games are optimized for quick browser loading times.

         We currently have 16 Java casino games (Blackjack, Blackjack Super 7s, Baccarat, Bermuda Poker, Free Ride, Pai Gow Poker, Roulette, Craps, Sic Bo, Red Dog, Battle Royale, two slot machines, and three video poker machines) for players to wager on.

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

         THE SPORTSBOOK

         Our Sportsbook product generates revenues based on booking bets that have fixed payouts. These payouts have a commission that provides revenue for the Sportsbook. There are varying commissions that are dependent on a variety of bet offerings. These include: pointspreads, totals, moneylines, prices, straight wagers, parlays, teasers, futures, propositions, buy points, if bets and others.

         VIRTUAL GAMES

         Virtual Games was launched in December 2003 on World Gaming's system featuring two games: Virtual Derby and Super Hi Lo. Virtual Derby is an interactive fantasy horse racing game that allows bettors to place wagers on a six-horse field. Bettors can research the standings of jockeys, trainers, horses and track conditions before placing a win and/or exacta wagers. Super Hi Lo is card game that allows bettors to wager on various card combinations. Bettors have the opportunity to win big by attempting to place a number of cumulative wagers as part of the same game.

         PARI-MUTUEL GAMING

         We fully launched our pari-mutuel horse betting software on July 31, 2001, and upgraded the product in December 2002. The product has been delivered to over thirty-one gaming sites.

         In developing the proprietary, interactive pari-mutuel software, our subsidiary, Inphinity Interactive Inc., again employed the cross-platform nature of Java, making it possible to play this game on all major operating systems, online, with virtually no downloading required. This interface is simplified to optimize loading times.

         After signing a simulcast distribution agreement with the host raceway, this system links directly to the host track's pool, enabling instant access to real-time betting lines and the live host pool. (Also see "Gaming Products Under Development").

         PARTNERS PROGRAM

         Our affiliate program provides a powerful marketing tool for our licensees by creating an advertising vehicle with no up-front costs. The affiliate program transforms webmasters into a sales force for our licensees, as webmasters earn a commission on the "sales" they make. Webmasters will earn their commission based on the players that they send through their sites. The licensee pays webmaster only after the casino has generated revenues from webmaster's players.

         WORLD GAMING MANAGEMENT CONSOLE

         World Gaming Management Console (WGMC) is an integrated application that supports operations management for World Gaming and its licensees, with an initial focus on customer service support. WGMC was launched in March 2003. Licensee's customer service agents use WGMC to support customers' inquiries under a single application model using one technology and security model. WGMC's expandable framework allows for future releases that can complement other operational areas.

GAMING PRODUCTS UNDER DEVELOPMENT

         POKER

         Development is underway to offer a multiplayer poker to our current licensees. With the online poker market growing exponentially each year, licensees will have the opportunity to earn significant revenues and complement current products. We expect that the addition of Poker will increase the attractiveness of our product offerings in the marketplace and is expected to be released in Summer 2004.

         HORSE RACING

         Development and testing is close to completion on a new Racing product that will offer payout at track odds and enhanced horse betting propositions. This product will feature major tracks and offer an increase to the current offerings by our licensees. In addition, development is underway on the horsebook product and will be integrated with the Racing product. The horsebook product will offer dynamic wagering content that fits our licensees' competitive needs and earn solid revenues in this growing product area.

         SPORTSBOOK

         A new version of the Sportsbook software will be released in 2004 focusing on enhanced parlay and teaser bet types as well as upgrading functionality for licensees' operations. The Sportsbook product will continue to receive upgrades based on the feedback from our licensees throughout the year.

         VIRTUAL GAMES

         With the early success of the Virtual Games, further assessment is underway to add new Virtual Games such as dice, wheel type and sport themed games to the current line up. In addition, feedback is being acquired from our licensees for new features and upgrades for our existing games.

         WGMC

         WGMC will continually be upgraded throughout the year to incorporate customer support functionality for new products to be released such as Racing, Poker, Virtual Games, and others. In addition, regular software upgrades focused on customer service functions are planned based on the feedback from our licensees. We are currently assessing the unification of all administration and reporting within the WGMC platform.

         CASINO

         The Casino product has received ongoing upgrades and we will continue to enhance the product with added features and enhancements based upon the feedback from our licensees. Licensees have expressed interest in increasing the number of machine games - slots and video poker for the casino product. Further assessment will be required to determine the types of games that will meet our licensees' needs in the marketplace.

         PARTNERS PROGRAM

         Licensees have indicated the need to further their online marketing efforts with affiliate marketing programs to generate incremental revenues. The Partners Program has been evaluated in this respect, and it was determined to enhance the product to include greater functionality to meet the licensees' marketing expansion efforts.

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

         Should any licensee become delinquent in payments due to us, we have the technological ability to "shut down" the licensee's interactive casino(s) remotely.

         Our largest licensee accounted for 67% of our consolidated revenues in 2003, and the loss of this licensee would have a material adverse effect on our results of operations. The Company has agreed in principle with this licensee on a 2 year extension of its licensing arrangement and the parties are now seeking to agree on how the companies may be able to restructure their relationship in the best interests of both parties.

         It is anticipated that the majority of our future revenue and earnings growth will continue to come from our ongoing participation in the licensees' revenue stream. We receive a sliding scale from 25 percent to 10 percent of a licensee's net revenue (wagers less payouts, less chargebacks (credit card reversals), house bonuses and other compensation). For most customers, we convert available credit on credit cards to Internet gaming funds, known as V-chips, through our offshore E-commerce subsidiary, EFS. Our primary cost with regard to continuing license income is the cost of continuing software improvements, upkeep of hosting facilities and direct site operating costs.

         Management emphasizes that the licensees are structured operationally so that a licensee's prime responsibility, aside from the ownership of the customer data base and the casino web pages, is to market its gaming site to its respective market.

         ORGANIZATIONAL STRUCTURE

                                           ----------------
                                           WORLD GAMING PLC
                                           ----------------
                                                   |
                                                   |
                                                   |
                                         --------------------
                                         WG INTERNATIONAL LTD
                                         --------------------
                                                   |
                                                   |
                                   ---------------------------------
                                   |                               |
                                   |                               |
                        ----------------------              --------------
                        STARNET COMMUNICATIONS               WORLD GAMING
                          INTERNATIONAL, INC.               EUROPE LIMITED
                        ----------------------              --------------
                                   |
                                   |
        --------------------------------------------------------------------------------------
        |          |         |                     |                    |          |         |
        |          |         |                     |                    |          |         |
 ---------------   |   ------------       ------------------      --------------   |   --------------
 STARNET SYSTEMS   |                                                 INPHINITY     |      STARNET
  INTERNATIONAL    |   EFS USA INC.       EFS ST. KITTS INC.        INTERACTIVE    |   COMMUNICATIONS
       INC.        |                                                    INC.       |     CANADA INC.
 ---------------   |   ------------       ------------------      --------------   |   --------------
                   |                                                               |
                   |                                                               |
             -------------                                                   -------------
                  EFS                                                        WORLD GAMING
               CARIBBEAN                                                     SERVICES INC.
                  INC.
             -------------                                                   -------------

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

         EFS SUBSIDIARIES

         There five subsidiaries were dedicated to the electronic transferring of funds: EFS Caribbean Inc. (based in Antigua) ("EFS Carribbean"), EFS NV., EFS USA Inc. (based in Nevada) and EFS St. Kitts Inc. (collectively, the "EFS Subsidiaries") The EFS Subsidiaries are established in these countries in order to facilitate local banking relationships for transaction processing. Online revenues generated by our subsidiaries and licensees are processed through the EFS Subsidiary appropriate to the country they are domiciled in. The EFS Subsidiaries utilize proprietary processing technology which processes credit card transactions via the Internet with ease and security. In February, 2004 the service offerings of our EFS subsidiaries were terminated. (See also Item 4. HISTORY AND DEVELOPMENT).

         INPHINITY INTERACTIVE INC.

         Inphinity Interactive Inc. ("Inphinity") was incorporated in British Columbia in 1999 as our software development arm and its primary focus is to design, create and develop software products for the interactive gaming industry. Traditional gaming product categories have been adapted to online applications for real-time wagering capabilities while new types of gaming have been created strictly for the Internet environment. Inphinity employs over 40 software professionals who provide a variety of products and services to our Antigua-based licensing subsidiary, Starnet Systems.

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

GOVERNMENT LICENSING AND REGULATION AND RELATED RISKS

         Our subsidiaries have various connections with the online gaming industry. Inphinity develops interactive gaming software under contract with Starnet Systems. Starnet Systems, in turn, licenses online gaming systems to various licensees, including affiliates, which deploy such software for the purpose of conducting interactive gaming casinos utilizing the Internet. These licensees are licensed to operate interactive casinos in the country where their gaming equipment is physically located. Until February 2004, EFS International (Antigua) Inc. and EFS Caribbean Inc. from its offices in Antigua performed various services for our licensees, including financial transaction processing. Starnet Systems, from its offices in Antigua, performs various services for the licensees, including, but not limited to, providing licensee support and technical support. Inphinity also provides development support to Starnet Systems, which benefits our licensees, by maintaining software systems developed by Inphinity for Starnet Systems.

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

         Starnet Systems and its licensees each hold a gaming license in the Country of Antigua and Barbuda. Our licensees each have the responsibility to determine from which countries they will accept gaming transactions and ensure that their own gaming license is maintained. All of our licensees gaming transactions are accepted on servers located in Antigua and are governed by the conditions of those licensees gaming licenses. No gaming transactions are accepted or recorded by any subsidiary of the Company other than those processed on our servers located in Antigua and licensed by the government of Antigua and Barbuda under our subsidiary, Starnet Systems.

         Historically, gaming activities have been subject to extensive statutory and regulatory control by government authorities, and have been very dependant and likely significantly affected by any changes in the political climate and economic and regulatory policies of the countries where gaming facilities are located. These changes may impact our operations in a materially adverse way. Various laws and regulations could have a direct and material effect on the business, and indirectly could have a material effect on the public demand for our gaming software. Most countries and jurisdictions within countries have laws or regulations restricting gaming activities. For example, in the United States, the Wire Act contains provisions which make it a crime for anyone in the business of gaming to use an interstate or international wire communication line to make wagers or to transmit information assisting in the placing of wagers. Other United States laws impacting gaming activities include the Interstate Horse Racing Act, the Interstate Wagering Paraphernalia Act, the Travel Act, the Organized Crime Control Act and the Patriot Act.

         While we have been advised that the activities of our subsidiaries do not violate or are not subject to such laws and regulations, because there is very little clear statutory and case law authority, this conclusion is not free from doubt. We face the risk of either civil or criminal proceedings brought by governmental or private litigants who disagree with our interpretation of laws and regulations. Because there is little guiding authority, there is a risk that we could lose such lawsuits or actions and be subject to significant damages or civil or criminal penalties and fines. Such proceedings could also involve substantial litigation expense, diversion of the attention of key executives, injunctions or other prohibitions being invoked against our licensees or us and our subsidiaries. The uncertainty surrounding regulation of the Internet gaming could have a material adverse effect on our business, revenues, operating results and financial condition.

         Several countries and governmental authorities, most notably law enforcement agencies in the United States, believe that the laws of their country restrict, and in some instances prohibit, interactive gaming operators from doing business with residents of their countries and, in some instances, prohibit or restrict residents of their respective countries from doing business with interactive gaming operators located in a foreign country. Specifically the United States federal law (18 U.S.C. ss. 1084), commonly referred to as the Wire Act, is a federal statute that purports to make it illegal for a betting or wagering business to use a wire communication facility to transmit bets or wagers in interstate or foreign commerce.

         In response to the events of September 11, 2001 the United States enacted the Patriot Act, which is intended to address worldwide terrorism. However, the Patriot Act also contains provisions which could be used against the Internet gaming industry. The jurisdiction of the United States now extends to all non-U.S. banks that have correspondent accounts in the United States. This means that any such non-U.S. bank processing U.S. gaming transactions will be violating U.S. law, regardless of the fact that they are in full compliance with the laws of their own country. Pursuant to the Patriot Act, the United States can now obtain a pretrial restraining order freezing assets, including bank accounts, of defendants in U.S. civil actions, once process has been served on the non-U.S. party. This means that the U.S. merely has to serve papers on a non-U.S. bank, and it can freeze the non-U.S. bank's U.S. correspondent account, if that bank is processing U.S. gaming transactions or holding operating funds or the profits of an operator accepting U.S. wagers. Thus, if allegedly tainted funds are deposited in a non-U.S. bank account of a non-U.S. bank, the United States can seize and forfeit an equal amount of funds on deposit in the non-U.S. bank's correspondent account.

         Currently, the U.S. Justice Department has taken the view that all offshore gaming funds are tainted, because all offshore gaming is illegal. This creates a serious disincentive for non-U.S. banks to provide banking services to Internet gaming operators, and thus negatively impacts our market of potential licensees. MBNA, Bank of America and Chase Manhattan Bank and Citibank have announced that they will decline authorization to Americans who try to use their credit cards for online gaming.

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

         The Company and the industry as a whole are under threat from certain factions within the U.S. Congress that seek to ban certain aspects of Internet gambling. Early in the 108th Congress, U.S. Congressman Jim Leach (R-IA) introduced HR 21, the Unlawful Internet Gambling Funding Prohibition Act, which was based on similar legislation that he introduced in the 107th Congress. This legislation attempts to prohibit Internet gambling by forbidding the use of credit instruments of United States banks from being used to make bets or wagers over the Internet. Shortly afterwards, U.S. Senator Jon Kyl (R-AZ) introduced similar legislation, S. 627, in the U.S. Senate. In June of 2003, HR 21 was reintroduced as HR 2143 by U.S. Congressman Spencer Bachus (R-AL) without any civil and criminal sanctions in order to bypass the U.S. House of Representatives Committee on Judiciary. After a very close vote on an amendment to HR 2143, the House of Representatives passed that legislation. In late July 2003, the U.S. Senate's Committee on Banking voted to report an altered version of S. 627. We continue to monitor this situation since the passage of this legislation could have a substantial impact on the business of our licensees and ultimately the Company. IF THIS LEGISLATION PASSES AND BECOMES LAW, IT WOULD HAVE AN IMMEDIATE DETRIMENTAL EFFECT ON THE INDUSTRY AND WOULD POSE A SERIOUS THREAT TO THE COMPANY'S CONTINUED OPERATION.

         In March 2004, the World Trade Organization held in favor of Antigua and Barbuda and against the United States of America with regard to unlawful trade restrictions relating to Internet gaming. Due to the recent timing of this ruling and without the ruling being published in full, it is too early to determine what, if any, influence this may have on United States led legislation.

PROPERTY, PLANTS AND EQUIPMENT

         UNITED KINGDOM

         The Company's corporate office which was located at Station House, Station Road, Barnes Common, London, U.K. was closed in May 2003. Our registered office now operates from Minerva House, 5 Montague Close, London. Corporate activities are managed from our office in Antigua.

         ANTIGUA

         The operations of Starnet Systems and EFS International (Antigua) are located in 6,500 square feet of commercial space at the KF Hadeed building located at Liat Road, Coolidge, Antigua, at an annual cost of approximately $112,000 plus utilities. The one-year lease expired on September 1, 2003. While no formal extension of the lease has been requested, the lease has automatically rolled into a further two year term, terminable on 3 months notice. In March 2004 the Company served 3 months notice of its intention to terminate this lease. The company is currently negotiating the terms of new leased premises in Antigua.

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

         We are currently in the process of terminating the lease or subleasing our office space in Toronto. The lease was for a term of five years expiring September 30, 2006 and a base rent of approximately $90,000 in the first year, increasing to approximately $110,000 per year by the end of the lease. The Company has vacated the office and the landlord has sublet a portion of the office space.

         EQUIPMENT

         During the years ended December 31, 2003 and 2002, eight months ended December 31, 2001, and the fiscal year ended April 30, 2001, we made capital expenditures of approximately $0.4 million, $2.0 million, $0.7 million and $2.2 million, respectively. The expenditures were primarily for computer equipment and related items in order to increase our capacity to process transactions and improve overall system reliability.

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

RESULTS OF OPERATIONS

         On May 25, 2001, pursuant to an Agreement and Plan of Reorganization executed on May 17, 2001, Starnet Communications International Inc. became a wholly-owned subsidiary of World Gaming Plc, a company organized in England and Wales for the purpose of facilitating a new holding company structure.

         Starnet Systems International Inc., a wholly-owned subsidiary of Starnet incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Inphinity Interactive Inc., another wholly-owned subsidiary of Starnet develops gaming software and web pages.

         The following tables set out selected consolidated information from the statements of operations for the years ended December 31, 2003, 2002 and 2001 (unaudited), for the eight months ended December 31, 2001 and the year ended April 30, 2001; and, the balance sheets as at December 31, 2003, 2002 and 2001 and April 30, 2001:

         SELECTED STATEMENT OF OPERATIONS INFORMATION

                                               For the years ended December 31,
                                            --------------------------------------
                                                                                        Eight months
                                                                                           ended        For the year
                                                                                        December 31,    ended April
                                             2003           2002            2001            2001          30, 2001
                                            -------       --------        --------        --------        --------
                                                                         (Unaudited)
Net Sales ................................. $17,698       $ 16,777        $ 18,175        $ 12,107        $ 20,153
Gross Margin ..............................  15,548         15,073          13,859           9,831          14,224
Operating Expenses ........................  13,421         20,483          30,324          12,202          31,243
Profit/(Loss) from Operations .............   2,127         (5,410)        (16,465)         (2,371)        (17,019)
Net Profit/(Loss) .........................   2,958         (5,318)        (16,277)         (2,236)        (16,756)

_________

   * ALTHOUGH THE COMPANY HAS INCLUDED FINANCIAL INFORMATION FOR THE YEAR ENDED APRIL 30, 2001 AND EIGHT MONTHS ENDED DECEMBER 31, 2001, THE COMPANY HAS ALSO INCLUDED UNAUDITED FINANCIAL INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2001 FOR COMPARATIVE PURPOSES.

         SELECTED BALANCE SHEET INFORMATION

                                           At December 31,     At December 31,     At December 31,      At April 30,
                                                2003                2002                2001                2001
                                           ---------------     ---------------     ---------------      ------------
Working Capital ...........................   $   (126)           $ (5,581)           $ (2,426)           $ (1,253)
Total Assets ..............................     12,591               8,377              12,181              20,188
Long Term Debt ............................      2,944               3,804               1,083               2,784
Accumulated Deficit .......................    (23,723)            (26,681)            (21,363)            (19,127)
Total Shareholders' Equity ................        828              (3,545)              1,686               2,211

OPERATING RESULTS FOR FISCAL 2003

         Revenues from all components of the gaming business, which include licensing and financial transaction processing, increased 5 percent or $921 to $17,698 for the year ended December 31, 2003 when compared to $16,777 for the same period last year.

         Revenue consists of the following elements: 1.) Royalty income from our licensees for utilization of our proprietary software and hosting facilities, charged as a percentage of those licensees' net win; 2.) Fee income, representing amounts charged to certain licensees for management of transaction processing activity; 3.) Development and Web Page design fees, representing certain amounts charged to licensees for unique development projects and 4.) License fee revenue, representing upfront costs of purchasing a license to utilize our proprietary software.

         Net win for our licensees is calculated as the difference between the amount wagered (bet placed) by a customer and the amount paid back to (won by) that customer. Subject to the volume of total amounts wagered net win on live sports events are higher than those on interactive casino gaming.

         Contributing to the increase in total revenue was a 7 percent or $1,056 increase in royalty revenue to $15,856 when compared to $14,800 for the same period last year. For the year ended December 31, 2003 the continued growth in royalty revenue was driven primarily by the following:

         o An increase of 12 percent in licensee's wagering activity utilizing our gaming infrastructure. The value of wagers placed for the year ended December 31, 2003 was $3.8 billion when compared to $3.4 billion for the same period last year.

         o The 9 percent increase in overall licensee wagering activity was represented equally in increases in both the sportsbook and casino and other gaming wagers.

         o The increase in sportsbook wagers yielded an 11 percent increase in licensee net win as licensees managed to retain greater net win on sporting events due to a combination of effective risk management, greater offerings of higher net-win bet types and results of chance.

         o The increase in total casino wagers yielded a 2 percent increase in total licensee net win. Percentage net win on casino gaming fell primarily as a result of increased player win on blackjack and the introduction of progressive jackpots on some games. The increase in total wagering activity is primarily as a result of the casino product upgrade that took place in July 2003. This upgrade increased the number of games offered and the types of bets that could be placed. In addition, the increase in wagering activity and volumes were made possible by the upgrade in Gaming Software to the 3.3.1 Release which provided a stable platform and increased the system capacity to handle higher volumes without significant system failures or significant breakdowns.

         o A 4 percent increase in deposits across all licensees thus increasing the amount of funds available to wager. This increase was primarily as a result of more stable transaction processing routes, particularly towards the latter part of 2003.

         o These increases occurred despite the impact of losing a licensee in May, who at that time contributed 6 percent of total revenues.

         It should be noted that royalty revenue from one of our operating licensees represented approximately 67 percent of our total sales for the year ended December 31, 2003, compared to the same 67 percent for the year ended December 31, 2002. While there was a 7 percent growth in gaming revenue generated by this licensee, there was a 50 percent growth in gaming revenues generated by our other continuing licensees. We anticipate that the revenues generated by our other licensees will continue to increase during 2004, thereby partially reducing the dependence on our largest licensee to more acceptable levels.

         During the year ended December 31, 2003, we lost one licensee resulting in a total of 9 active licensees as of December 31, 2003.

         Revenue from fees charged in respect of transaction processing on behalf of certain licensees increased 56 percent or $634 to $1,765 when compared to the same period last year. This increase is the result of a revision of fees charged to our licensees in June 2003 to a level that covered the charges we were incurring from the transaction processing gateways we utilized. In addition, the increase in deposit volume also contributed to the overall increase in revenues. Transaction processing fees increased considerably during the year as processors willing to accept gaming transactions became more scarce. In February 2004, we closed the transaction processing and customer service divisions of our business. This was in recognition that licensees utilizing these divisions were better serviced outside our core software development business. The transaction volume that we processed at the time of closure represented 6% of system-wide transaction volume.

         Our margin increased 3 percent or $475 when compared to $15,073 for the same period last year. Gross margin represents our total revenues less charges primarily for transaction processing, described above and Internet bandwidth. Gross margin percentage declined to 88 percent for the year ended December 31, 2003 from 90 percent when compared to the same period last year. The decline in gross margin percentage reflected a less profitable revenue mix as transaction processing revenue increased as a percentage of total revenue. Such revenues have close to 100% direct costs. Therefore any increase in these revenues as a percentage of overall revenues has the effect of reducing our gross margin percentage.

         As a result of our continuing effort to reduce operating costs, expenses including interest and depreciation decreased by 34 percent to $13,421 during the year ended December 31, 2003 compared to $20,483 for the same period last year. The decrease was primarily due to the following:

         o Bad debts for the year ended December 31, 2003 decreased 90 percent or $3,056 compared to the same period last year. Last year the Company experienced significant write-offs in failed transaction processing routes. The failure of these routes typically occurred due to implementation of transaction processes that lacked transparency. Improved due diligence procedures and reinforcement of risk sharing policies with licensees has resulted in a significant reduction in this cost in the year ended December 31, 2003.

         o Depreciation expense decreased 39% or $1,235 when compared to the same period last year. This reduction was the result of a number of significant assets becoming fully depreciated in the third quarter of 2003.

         o Communication costs decreased 46% or $397 when compared to the same period last year as contracts with certain suppliers were cancelled or renegotiated and the use of voice-over IP telecommunication was utilized.

         o Salaries and wages decreased 10% or $670 despite severance costs incurred on a number of senior employees in the year.

         o Professional fees declined 22% or $390 as litigious matters requiring third party advice declined and other advisors were not utilized or changed.

         o Other corporate overhead including occupancy costs, board expenses and travel declined 30% or $1,314 when compared to the same period last year through initiatives such as relocation or closure of offices and renegotiation or changes in certain supplier accounts.

         We expect that operating expenses for the year ending December 31, 2004 will continue to decline, particularly as a result of most recent restructuring resulting in the closure of our customer service and transaction processing divisions in February 2004.

         Other income increased by $889 to $981 from $92 for the same period last year. The increase in other revenue is primarily due to significant lease liability settlements agreed during the year.

OPERATING RESULTS FOR FISCAL 2002

         The following tables set out selected consolidated information from the statements of operations for the years ended December 31, 2002 and 2001 (unaudited), for the eight months ended December 31, 2001 and the years ended April 30, 2001 and 2000; and, the balance sheets as at December 31, 2002 and 2001 and April 30, 2001 and 2000:

         SELECTED STATEMENT OF OPERATIONS INFORMATION

                                    For the years ended             Eight months             For the years ended
                              -------------------------------          ended             ----------------------------
                              December 31,       December 31,       December 31,         April 30,          April 30,
                                  2002              2001 *              2001               2001               2000
                              ------------       ------------       ------------         ---------          ---------
                                                 (Unaudited)
Net Sales ....................  $ 16,777           $ 18,175           $ 12,107           $ 20,153           $ 17,881
Gross Margin .................    15,073             13,859              9,831             14,224             12,738
Operating Expenses ...........    20,483             30,324             12,202             31,243             17,624
(Loss) From Operations........    (5,410)           (16,465)            (2,371)           (17,019)            (4,886)
Net (Loss) ...................    (5,318)           (16,277)            (2,236)           (16,756)            (3,255)

_________

   * ALTHOUGH THE COMPANY HAS INCLUDED FINANCIAL INFORMATION FOR THE YEAR ENDED APRIL 30, 2001 AND EIGHT MONTHS ENDED DECEMBER 31, 2001, THE COMPANY HAS ALSO INCLUDED UNAUDITED FINANCIAL INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2001 FOR COMPARATIVE PURPOSES.

         SELECTED BALANCE SHEET INFORMATION

                                  At December 31, 2002   At December 31, 2001   At April 30, 2001   At April 30, 2000
                                  --------------------   --------------------   -----------------   -----------------
Working Capital ..................      $ (5,581)             $ (2,426)             $ (1,253)             $  6,714
Total Assets .....................         8,377                12,181                20,188                27,983
Long Term Debt ...................         3,804                 1,083                 2,784                   979
Accumulated Deficit ..............       (26,681)              (21,363)              (19,127)               (2,371)
Total Shareholders' Equity .......        (3,545)                1,686                 2,211                19,376

         Revenues from all components of the gaming business, which include licensing and financial transaction processing, decreased eight percent or $1,398 to $16,777 for the year ended December 31, 2002 when compared to $18,175 for the year ended December 31, 2001.

         The decrease in total revenue is primarily due to lower transaction processing revenue as an increasing number of licensees assumed their own merchant processing responsibilities. For the year ended December 31, 2002, revenue derived from transaction processing decreased 62 percent or $1,847 to $1,131 when compared to the year ended December 31, 2001.

         The decrease in total revenue was partially offset by a four percent or $545 increase in royalty revenue to $14,950 when compared to the year ended December 31, 2001. For the year ended December 31, 2002, the continued growth in royalty growth was driven primarily by the following:

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

         Licensing revenue remained relatively unchanged for the year ended December 31, 2002 increasing only two percent to $632. For the year ended December 31, 2002, licensing revenue was generated primarily from the sale of gaming licenses in Curacao.

         During the year ended December 31, 2002, we cancelled or lost eight licensees mostly as a result of some smaller, low revenue licensees merging with larger licensees or ceasing operation, resulting in a net decrease of four for a total of 24 active licensees as of December 31, 2002.

         Gross margin increased significantly to 90 percent for the year ended December 31, 2002 from 76 percent when compared to the year ended December 31, 2001 reflecting a more profitable revenue mix. The reduction of revenues from transaction processing and reselling of gaming licenses played a role in improving our gross margins as these revenue sources have historically been low margin revenue.

         As a result of our continuing effort to reduce operating costs, expenses decreased by 32 percent to $20,483 during the year ended December 31, 2002 compared to $30,324 for the year ended December 31, 2001. The decrease was primarily due to the following:

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

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2003, we had $2,657 in cash balances, up from $922 at December 31, 2002. The increase in the period resulted from a combination of a $1,500 investment received in April 2003 from Goodison Park Ltd. and increased and improved cash collections from our licensees who enjoyed higher revenues during 2003. Cash profits during the year together with the Goodison Park investment were utilized in meeting debt commitments including significant overdue creditor balances, severance disputes with former employees and lease settlements completed during the year. Cash was also used to purchase new capital equipment of $373.

         The investment by Goodison Park Ltd., a wholly owned subsidiary of our largest licensee, Sportingbet Plc., was made through i) the purchase of 5,000,000 ordinary shares of World Gaming Plc., at $0.12 per share and ii.) an unsecured convertible loan note due in April 2005 in the principal amount of $900. If the convertible loan note is converted into ordinary shares, Sportingbet Plc., would then have voting control over approximately 40% of the issued share capital of the Company.

         Working capital at December 31, 2003 improved to $(126) from $(5,581) at December 31, 2002. The significant improvement in working capital is primarily due to profit before non-cash items such as depreciation generated during the year and the investment made by Goodison Park Ltd., as explained above. We believe we currently have sufficient working capital to meet our planned development objectives. However, should these development objectives change significantly or current revenue streams decline materially, it is likely that we will require additional financing. Provided the Company can continue to maintain profitability, we believe that any such additional financing would be obtainable in regular capital markets.

         We also had reserves and deposits held by credit card processors on behalf of our licensees totaling $5,948 at December 31, 2003 up from $1,484 for the same period last year. The funds are held as rolling reserves and are typically released to us after six months. The increase in these reserves results from the significant transaction volume processed in the fourth quarter together with a number of these accounts holding funds of our licensees for longer periods than anticipated. Where funds are held for longer periods than anticipated, there are instances where we have commenced collection procedures on behalf of our licensees. Accounts receivable decreased from $2,810 at December 31, 2002 to $1,538 at December 31, 2003 as a result of improved collections from licensees.

         The Company did not actively seek new licensees during the year but concentrated on improving the product quality offered to its existing licensee base. There were no major collection problems during the year for the existing licensee base. Royalty and transaction fees due from operating licensees are usually collected prior to the end of the following month. At December 31, 2003, accounts receivable consisted primarily of royalty fees due from operating licensees that have been fully collected subsequent to December 31, 2003.

         Prepaid expenses and deposits increased by $364 to $594 as at December 31, 2003 compared to $230 at December 31, 2002. The increase is primarily as a result of unamortized portions of an Oracle maintenance contract and Directors and Officer insurance premiums. Deferred gaming license costs were fully amortized as at December 31, 2003. At December 31, 2003, there were no new licensees waiting to go live on our system from whom deposits were previously collected.

         Accounts payable increased by $1,246 to $6,444 as at December 31, 2003 compared to $5,198 at December 31, 2002. Accounts payable is comprised of trades payable and amounts due to licensees for transactions processed on their behalf. The increase in payables is primarily due to an increase of $2,493 in funds payable to Licensees from transaction processing Such amounts will not be paid across to respective licensees until these amounts are collected from credit card processors discussed above. Trades payable have declined by 54% or$901 as at December 31, 2003, as a result of settlements made during the year and terminating unnecessary suppliers.

         Net cash used in investing activities for the year ended December 31, 2003 was $(219) compared to $(1,412) for the year ended December 31, 2002. In addition, the Company acquired Oracle software to upgrade the Company's gaming platform. This has provided improved quality of service to our licensee base, funded through a financing plan provided by the supplier.

         Net cash utilized by financing activities for the year ended December 31, 2003 was $(747) compared to $2,101 in the year ended December 31, 2002. On April 4, 2003, one of the Company's major licensees, Sportingbet PLC (through its wholly-owned subsidiary Goodison Park Limited) acquired a shareholding in the Company for $600. This shareholding, together with shares held by parties acting in concert with Sportingbet PLC, comprises 29.7 percent of our issued share capital. Sportingbet PLC (through its wholly-owned subsidiary Goodison

Park Limited) has further loaned to the Company $900 which is convertible at Sportingbet PLC's sole discretion into shares or is repayable after a two year term. If the loan is converted into shares, Sportingbet PLC would then have voting control over of 39.6 percent of the issued share capital of the Company. (SEE ITEM 7. RELATED PARTY TRANSACTION)

         On August 1, 2002, the Company entered into a loan agreement with Sportingbet PLC, one of our licensees. Sportingbet PLC loaned the Company $1,250, which was repaid in full in April 2003. Repayments were netted from amounts due to us from Sportingbet PLC under our license agreement with them. (See Item 10. MATERIAL CONTRACTS).

CONTRACTUAL OBLIGATIONS

         At December 31, 2003, the company had the following contractual obligations:

                                                                 Payments due by period
                                             --------------------------------------------------------------
Contractual obligations                                   less than        1 - 3        3 - 5     more than
                                             Total          1 year         years        years      5 years
                                             -----        ---------        -----        -----     ---------
Long-term debt obligations ................  1,780          1,780              -           -          -

Capital (Finance) Lease Obligations .......    264            264              -           -          -
Operating Lease Obligations ...............    921            538            291          92          -
Note payable (1) ..........................    900              -            900           -          -
                                             -----          -----          -----          --          -
Total .....................................  3,865          2,582          1,191          92          -

_________

   (1) The note payable is convertible into 7,500,000 ordinary shares at the choice of the beneficial owner in April 2005. (SEE ITEM 10. ADDITIONAL INFORMATION - MATERIAL CONTRACTS - UNSECURED CONVERTIBLE LOAN NOTE WITH GOODISON PARK LIMITED).

TREND INFORMATION

         We have not identified any changes in trends in our operations since the end of the financial period ended December 31, 2003.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

         The names, positions and ages of our directors and senior management as of March 31, 2004 are as follows:

     Name                 Age                 Position                             Date(s) Appointed
     ----                 ---                 --------                             -----------------
James H. Grossman          64       Chairman of the Board and Director          April 11, 2003

Clare Roberts              54       Director                                    October 18, 2000

A. Daniel Moran            35       Director and Chief Executive                April 11, 2003
                                    Officer

David Naismith             30       Director and Chief Financial Officer        August 1, 2003

Mark Hetherington          50       Acting Chief Technology Officer             February 1, 2004

Mark Thompson              35       Operations Director and Managing            December 1, 2002 as
                                    Director of Starnet Systems                 Operations Director and as
                                                                                Managing Director; May  9,
                                                                                2003 until August 1, 2003 as
                                                                                Acting Chief Financial Officer

         See ITEM 10 - ADDITIONAL INFORMATION - BOARD ACTION AND POWERS for a discussion on the terms and conditions underlying the appointment to the Board of Directors.

         Simon Coulthard, the Company's former Group Finance Director resigned on May 8, 2003. Mark Thompson, the Company's former Vice President Finance, who had provided his resignation effective as of September 15, 2002, has returned as the Operations Director and as a Managing Director of Starnet Systems. As a result of the resignation of the Group Finance Director, Mr. Thompson was the Company's acting Chief Financial Officer until the appointment of David Naismith which became effective on August 1, 2003. David Fleming resigned from the position of Chief Technology Officer in January 2004.

         In accordance with the Goodison Park Stock Acquisition Agreement, dated April 4, 2003, Goodison Park has the right to appoint and maintain one director ("Investment Director") to the Board of Directors of World Gaming Plc. Goodison Park nominated Victor Collins as the Investment Director upon the execution of the agreement. Mr. Collins resigned from the Board effective June 27, 2003. As at March 31, 2004, Goodison Park has not appointed another Director to the board although they have the right to do so.

BACKGROUND INFORMATION CONCERNING DIRECTORS

         JAMES H. GROSSMAN, CHAIRMAN OF THE BOARD AND DIRECTOR

         James H. Grossman is an attorney with experience in the international business, corporate, and venture capital areas and has an active international arbitration practice. Mr. Grossman has been of counsel to Reed Smith Crosby Heafy and predecessor entities from January 2000 until August 2003. From 1995 to 1999, he practiced law as a sole practitioner and also acted as a business consultant. In 1992, Mr. Grossman was appointed by President George Bush to serve as Chairman of the U.S. Foreign Claims Settlement Commission where he actively participated in quasi-judicial international arbitration relating to expropriation of property by foreign governments. Mr. Grossman has served as a Special Representative for the United Nations Development Program looking at the implications on certain Balkan nations of sanctions imposed on the then former Yugoslavia. Mr. Grossman also was the Chief Negotiator for the U.S. in the tariff reduction acceleration round of the U.S.-Canada Free Trade Agreement, which was a precursor to the creation of NAFTA. He obtained his undergraduate degree in International Relations/Political Science/History in 1960 from the University of California at Berkeley, and a J.D. from Harvard University in 1963. Mr. Grossman is also a director of Champion Communication Services, Inc., a company based in Houston, Texas, publicly traded on the OTC Bulletin Board and the Canadian Venture Exchange. Mr. Grossman joined the Company on April 11, 2003 and as at March 31 2004, he has been a Director for approximately 12 months. Information regarding retirement of directors is disclosed in Item 10:
ADDITIONAL INFORMATION.

         A. DANIEL MORAN, DIRECTOR AND CHIEF EXECUTIVE OFFICER

         Daniel Moran has over 15 years of international business experience, primarily in the technology and Internet sectors. Most recently, he was the Managing Director for Sportingbet Australia, where his duties included strategic planning, automation of the business process, overseeing operations, regulatory compliance, government relations and the management of a 50-person staff. Prior to joining Sportingbet in March 2000, Mr. Moran was a consultant in Australia, providing advice to companies seeking to organize and become licensed to conduct Internet gaming operations in a regulated market. Mr. Moran received a Ba(Sc) in Computing Science from Macquarie University, Australia and a PgradDip in Management from the Macquarie Graduate School of Management, Australia. Mr. Moran joined the Company on April 11, 2003 and as at March 31 2004, he has been a Director for approximately 12 months. Information regarding retirement of directors is disclosed in Item 10: ADDITIONAL INFORMATION.

         CLARE KAMAU ROBERTS, DIRECTOR

         Mr. Roberts has served as our director since October 18, 2000 and Chairman of the Board from November 20, 2002 to April 11, 2003. He has also served as a director of our subsidiary, Starnet, since May of 1999. Mr. Roberts is a former Attorney General and Minister of Justice and Legal Affairs of Antigua and Barbuda from 1994 to 1997. Mr. Roberts has been founder and principal at Roberts & Company, Attorneys at Law, since 1986. He served as a consultant to the government of Antigua from 1986 to 1990 and preceding that, served as Solicitor General for Antigua and Barbuda as well as Parliamentary Counsel. He is a founding member and director of the National Development Foundation of Antigua and Barbuda and Vice President of the Antigua offshore Association. He is presently a director and chairman of ACB Mortgage and Trust Company Limited, a wholly owned subsidiary of Antigua Commercial Bank, the leading bank in Antigua. He has served as a consultant to various government agencies throughout the Caribbean region and has led many seminars and workshops. Mr. Roberts received a BA and L.L.B. from the University of West Indies, a Legal Education Certificate from the Caribbean Council of Legal Education, a Diploma in Legislative Drafting from the University of Ottawa in Canada and attended Harvard University for a program of instruction for lawyers in 1995 and 1996. Mr. Roberts joined the Company on October 18, 2000 and as at March 31 2004, he has been a Director for approximately 3 years and 5 months. Information regarding retirement of directors is disclosed in Item 10:
ADDITIONAL INFORMATION.

         DAVID NAISMITH, DIRECTOR AND CHIEF FINANCIAL OFFICER

         David Naismith was elected to the Board as Chief Financial Officer of the Company effective August 1, 2003. Mr. Naismith is a qualified chartered accountant with several years experience in Internet gaming, most recently holding a senior finance role with Sportingbet PLC, a group listed on the Alternative Investment Market of the London Stock Exchange. Prior to this, Mr. Naismith held regional finance directorships at Sportingbet before assuming responsibility for these finance divisions globally based in London. Having qualified as a chartered accountant in audit with BDO, Mr. Naismith progressed to transaction support predominately for international media groups working in both Australia and London/Europe including many U.S. based businesses. Together with a financial control and reporting background, Mr. Naismith's experience in the online gaming industry includes capital raising, acquisitions and global merchant processing in several locations including Costa Rica, United Kingdom, Austria and Australia. Mr. Naismith holds a Bachelor of Commerce in finance from Bond University (Australia) and is a member of the Institute of Chartered Accountants, where he was ranked in the top 5% of candidates. Mr. Naismith joined the Company on August 1, 2003 and as at March 31 2004, he has been a Director for approximately 8 months. Information regarding retirement of directors is disclosed in Item 10: ADDITIONAL INFORMATION.

BACKGROUND INFORMATION CONCERNING SENIOR MANAGEMENT AND CERTAIN KEY EMPLOYEES

         MARK HETHERINGTON, ACTING CHIEF TECHNOLOGY OFFICER

         Mark Hetherington was appointed Acting Chief Technology Officer (CTO) of Inphinity Interactive on February 1, 2004 following the resignation of David Fleming. Mr. Hetherington is responsible for all system development and implementation and for defining the Company's software development life cycle
(SDLC) and supporting tools. Mr. Hetherington has spent the last fifteen years building organizations and managing programs to deliver products and services from inception to delivery in the United Kingdom, United States of America, and Australia. After moving to Australia in 1985, Mr. Hetherington became the Director of the Australian Centre for Unisys Software. Under his direction, the company expanded to over 100 staff. While working with Access Gaming Systems, he built an Internet company of over 120 people capable of delivering advanced solutions in Internet Gaming. As CTO of Tenzing in Seattle, Mr. Hetherington delivered a product, using a full SDLC based on the Rational Unified Process, which allowed commercial airline passengers to access the Internet from a laptop. Mr. Hetherington's most recent experience is in the development and deployment of Web systems. Mr. Hetherington is an honours graduate of the Computer Science degree program from London University and is a member of the Australian Human Resources Institute. Mr. Hetherington's position with the company is pursuant to an independent contractor agreement. (See Item 10. MATERIAL CONTRACTS.)

         MARK A. THOMPSON, OPERATION DIRECTOR, MANAGING DIRECTOR OF STARNET SYSTEMS

         Mr. Thompson has served as our Operations Director and Managing Director of Starnet Systems since December 2002 and as our acting Chief Financial Officer from May 9, 2003 to August 1, 2003. Mr. Thompson has also served as our acting Chief Financial Officer from July 2002 to August 2002 and our Vice President of Finance from November 2001 to September 2002. Mr. Thompson has a background in the areas of accounting, finance, acquisitions, divestitures and financing, negotiations and execution. Prior to joining the Company, he held the position of Director of Finance at MGI Software Corporation, a leading global provider of visual media software and infrastructure solutions distributed in over 40 countries. At MGI, Mr. Thompson managed a staff of nine accounting and two information systems employees. Prior to joining MGI, Mr. Thompson qualified as a chartered accountant with KPMG LLP and spent three years in their Corporate Finance group providing transaction advise and support on divestiture, acquisitions and financing on transactions ranging up to $200 million. Mr. Thompson is a member of the Canadian Institute of Chartered Accountants. He received his Bachelor of Commerce degree from University of Toronto in 1990.

COMPENSATION

         COMPENSATION OF NON-EMPLOYEE BOARD MEMBERS

         We have entered into agreements with our two independent directors as follows: Mr. Grossman receives a fee of (pound)50,000 per year and Mr. Roberts a fee of (pound)18,000 per year. Mr. Grossman's fees inCLUDE compensation for up to five hours a month of legal services to be provided by Mr. Grossman to the Company and Mr. Grossman may additionally provide up to five hours per month of legal services, the fees for which shall not exceed a total of US$1,750.00 per month. In addition, Mr. Grossman in June 2003 was granted share options to purchase ordinary shares as follows: options to purchase 150,000 ordinary shares of the Company which vested on April 11, 2004 and options to purchase 300,000 ordinary shares of the Company which vest on April 11, 2005.

         Mr. Roberts has received stock options in the past, however in August 2003, Mr. Roberts relinquished options to purchase 200,000 shares granted in July 2001, all of which were vested. As consideration therefore, he was granted options at the then market price to purchase 200,000 shares of which 100,000 were fully vested at the time of the grant and the remaining 100,000 will vest in August 2005.

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

         COMPENSATION OF OUR SENIOR MANAGEMENT

         The following table sets forth all compensation, in U.S. dollars, we paid to our senior management and directors including stock options grants during the year ended December 31, 2003 and stock options granted as of March 31, 2004. All of the options listed in the table below represent options to purchase our ordinary shares or ADR's. On August 5, 2003 the Board of Directors authorized the issuance of up to 1,500,000 additional options to employees at an exercise price of $0.15, being the closing market price on the grant date, of which 1,475,000 were issued. Options issued and vesting schedules for existing Directors are set forth in the chart below. All new options granted to our employees and officers will normally vest over a two-year period from the date of the grant. Please see "Item 10. MATERIAL CONTRACTS" for a description of employment agreements with our senior management staff.

                                                                                               Option Grants/
                                                                          Compensation         Vested Options
                     Name and Principal Position                               ($)          As of March 31, 2004
 --------------------------------------------------------------           ------------      --------------------
A. Daniel Moran, Chief Executive Officer and Director (1)                    173,175         1,500,000 / 0
James H. Grossman, Chairman of the Board and Director (2)                    106,454           450,000 / 0
David Naismith, Chief Financial Officer and Director (3)                      82,017           650,000 / 0
David Fleming, former Chief Technology Officer and Director and
Managing Director Inphinity (4)                                              142,609            66,666 / 66,666
Clare Roberts, Director (5)                                                   48,660           250,000 / 150,000
Nicholas Jackson, former Director and CEO (6)                                283,742           352,459 / 352,459
David Craven, former Director and CEO (7)                                     52,658           400,000 / 400,000
Mark Thompson, Operations Director and Managing Director Starnet
Systems (8)                                                                  160,200           310,000 / 110,000
Simon Coulthard, former Chief Financial Officer (9)                           77,887                 0 / 0

_________

(1) Daniel Moran's employment with World Gaming plc commenced on April 11, 2003. His annual compensation is $189,000 with an annual housing allowance of $25,650 and certain other additional benefits. The Company on June 4, 2003 authorized the issuance of options to purchase 1,000,000 ordinary shares which vest only on April 11, 2004 and options to purchase 500,000 ordinary shares which vest only on April 11, 2005. Both of these option grants are at an option price of $0.14 representing the then market value on the date of purchase. Options will terminate if Mr. Moran's directorship is terminated for cause, or if Mr. Moran voluntarily resigns without appropriate or agreed notice and termination terms, unless otherwise agreed by the Board. If Mr. Moran is terminated for another reason not contemplated by an option agreement then the option shall be exercisable for a period of 12 months after termination but only to the extent that it is vested and exercisable on the date of termination, except as permitted in the sole discretion of the Board. All options granted to Mr. Moran otherwise have an exercise period of 10 years from the date of grant or at the expiration of the Option Plan in 2011. (See Item 10. MATERIAL CONTRACTS).

(2) James H. Grossman has served as a Director and Chairman of the Board since April 11, 2003. His annual compensation for such service including five hours a month of legal services is (pound)50,000, plus an additional US$1,750.00 per month for an additional 4.5 hours of legal services. In addition from time to time, Mr. Grossman acts as Counsel to the company in specific matters where his expertise is considered valuable by the Board. During 2003, Mr. Grossman received compensation for such legal services in an amount of $22,685. During the first month of this agreement, Mr. Grossman received a special fee of (pound)5,000 in addition to his compensation for performing extraordinary duties. In addition, the Company on June 4, 2003 authorized the issuance of options to purchase 150,000 ordinary shares which vest only on April 11, 2004 and options to purchase 300,000 ordinary shares which vest only on April 11, 2005. Until August 2003, Mr. Grossman was of counsel to the law firm of Reed Smith Crosby Heafey which continues to provide legal services to the Company. Both of these option grants are at an option price of $0.14 representing the then market value on the date of purchase. Options will terminate if Mr. Grossman's directorship is terminated for cause, or if Mr. Grossman voluntarily resigns without appropriate or agreed notice and termination terms, unless otherwise agreed by the Board. If Mr. Grossman is terminated for another reason not contemplated by an option agreement then the option shall be exercisable for a period of 12 months after termination but only to the extent that it is vested and exercisable on the date of termination, except as permitted in the sole discretion of the Board. All options granted to Mr. Grossman otherwise have an exercise period of 10 years from the date of grant or at the expiration of the Option Plan in 2011. (See
     Item 10. MATERIAL CONTRACTS).

(3) David Naismith was appointed to the board of directors and to the position of Chief Financial Officer effective August 1, 2003 at an annual salary of $156,000, an annual housing allowance of $25,000 and certain other additional benefits. In addition, the Company on June 4, 2003 authorized the issuance of options to purchase 150,000 ordinary shares all of which vest only on June 4, 2004 and options to purchase 500,000 ordinary shares all of which vest only on August 1, 2005. Both of these option grants are at an option price of $0.14 representing the then market value on the date of purchase. Options will terminate if Mr. Naismith's directorship is terminated for cause, or if Mr. Naismith voluntarily resigns without appropriate or agreed notice and termination terms, unless otherwise agreed by the Board. If Mr. Naismith is terminated for another reason not contemplated by an option agreement then the option shall be exercisable for a period of 12 months after termination but only to the extent that it is vested and exercisable on the date of termination, except as permitted in the sole discretion of the Board. All options granted to Mr. Naismith otherwise have an exercise period of 10 years from the date of grant or at the expiration of the Option Plan in 2011. (See Item 10. MATERIAL CONTRACTS).

(4) David Fleming's employment began September 10, 2001 with an annual salary of CDN$180,000. Effective January 16, 2004, Mr. Fleming resigned from his position with the Company. The amicable settlement in respect of Mr. Fleming's resignation entitled him to a payment of CDN $33,333.33 in respect of accrued bonuses, four months salary including benefits payable until May 16, 2004 and other costs of CDN $8,700. In addition Mr. Fleming will retain his options granted on September 10, 2001 at an exercise price of $0.88 which were to vest annually on the anniversary dates over a three year period of which 66,666 had vested at the date of his resignation. The vested options are exercisable for a twelve month period post-termination at which time they will expire. (SEE ITEM 10. MATERIAL CONTRACTS).

(5) Clare Roberts has served as a director since October 18, 2000. His annual compensation for such service is (pound)18,000. In addition from time to time, Mr. Roberts acts as Counsel to the company in specific matters where his expertise is considered valuable by the Board. During 2003, Mr. Roberts received compensation for such legal services in an amount of $18,600. Mr. Roberts has been granted options, of which 100,000 are exercisable and fully vested at an exercise price of $2.13; 50,000 are exercisable and fully vested at an exercise price of $1.44. In August 2003, Mr. Roberts relinquished options to purchase 200,000 shares granted in July 2001, all of which were vested. As consideration there-for, he was granted options at the then market price to purchase 200,000 shares of which 100,000 were fully vested at the time of the grant and the remaining 100,000 will vest in August 2005. Options will terminate if Mr. Robert's directorship is terminated for cause, or if Mr. Roberts voluntarily resigns without appropriate or agreed notice and termination terms, unless otherwise agreed by the Board. If Mr. Roberts is terminated for another reason not contemplated by an option agreement then the option shall be exercisable for a period of 12 months after termination but only to the extent that it is vested and exercisable on the date of termination, except as permitted in the sole discretion of the Board. All options granted to Mr. Roberts otherwise have an exercise period of 10 years from the date of grant or at the expiration of the Option Plan in 2011.

(6) Nicholas Jackson served as a director from October 2000 to April 9, 2003 and as Chief Executive Officer from January 13, 2003 at a salary of (pound)174,000 per annum plus annual allowances of (pound)12,000 FOR A vehicle and US$48,000 for housing. On April 9, 2003, Mr. Jackson resigned as CEO and a director of the Company. Mr. Jackson in June 2003 entered into a settlement agreement with the Company pursuant to which he received (pound)125,000 in exchange for any monies which may be due to him from the Company. He was paid director's fees up to January 13, 2003 and salary and housing from January 13, 2003 until April 9, 2003. He has been granted stock options, of which 102, 459 are exercisable at $2.13, 50,000 at $1.44, and 200,000 at $0.31. (See Item 10. MATERIAL CONTRACTS).

(7) David Craven served as our CEO from July 15, 2002 to January 11, 2003 on a salary of (pound)175,000 per annum plus (pound)12,000 per annum vehicle allowance. As part of an amicable settlement agreement, Mr. Craven received (pound)25,000 and received earlier agreed upon stock options as follows:
     100,000 at $0.20, 250,000 at $0.27 and 50,000 at $0.40 all of which are fully vested and must be exercised no later than January 11, 2008. Mr. Craven has agreed to give up any claims against the Company. (See Item 10. MATERIAL CONTRACTS).

(8) Mark Thompson's consulting arrangement with us began on August 7, 2001, and he has served as Vice President of Finance from November 1, 2001 to September 15, 2002 and Acting Chief Financial Officer from July 2002 to August 31, 2002 respectively on a salary of $100,000 and certain other additional benefits. On December 1, 2002, Mr. Thompson was appointed to the position of Operations Director and Managing Director of Starnet Systems on a salary of $120,000 with an annual housing allowance of $30,000 and certain other additional benefits. With the resignation of Simon Coulthard in 2003, our Group Finance Director, Mr. Thompson acted as Chief Financial Officer until August 1, 2003. Pursuant to his Consulting Agreement, Mr. Thompson has been granted options to purchase an aggregate of 110,000 ordinary shares of which 30,000 were granted on August 7, 2001 with an exercise price of $1.47 and vesting period of one year; and 80,000 were granted on November 1, 2001 with an exercise price of $0.47 to vest over a one year period. Such options are fully vested. In addition, effective July 1, 2003 Mr. Thompson was granted a further 200,000 options to purchase shares with an exercise price at the then market value of $0.14 to vest at the conclusion of a two year period. Options will terminate if Mr. Thompson's employment is terminated for cause, or if Mr. Thompson voluntarily resigns without appropriate or agreed notice and termination terms, unless otherwise agreed by the Board. If Mr. Thompson is terminated for another reason not contemplated by an option agreement, then the option shall be exercisable for a period of 12 months after termination but only to the extent that it is vested and exercisable on the date of termination, except as permitted in the sole discretion of the Board. All options granted to Mr. Thompson otherwise have an exercise period of 10 years from the date of grant or at the expiration of the Option Plan in 2011. (See
     Item 10. MATERIAL CONTRACTS).

(9) Mr. Simon Coulthard's employment as Group Finance Director with World Gaming plc began September 1, 2002 on a salary of (pound)75,000 plus car allowance of (pound)7,200. Effective May 8, 2003, Mr. CoulthARD'S employment was terminated. Mr. Coulthard received (pound)18,750 or three months gardening leave as part of his agreed upon severance. (See Item 10. MATERIAL CONTRACTS).

         WORLD GAMING PLC 2001 SHARE OPTION PLAN

         The World Gaming plc 2001 Share Option Plan (the "2001 Plan") provides that eligible persons may acquire options to purchase ordinary shares or ADRs as determined by Board or the Share Option Committee. The Board serves as the Share Option Committee. The 2001 Plan was adopted by the Board on May 17, 2001 and approved by ordinary resolution of our shareholders on May 17, 2001 in substitution of the Starnet Stock Option Plans (1997, 1999 and 1999 (No. 2)), which were terminated in the course of the reorganization and options thereunder were exchanged for new options in the 2001 Plan.

         NUMBER OF ORDINARY SHARES

         The maximum number of the ordinary shares (or ADRs) with respect to which options may be granted under the 2001 Plan is 15,000,000. If any option shall lapse or shall be cancelled, then the shares represented by such option shall become available for new options. An option may be exercised for an ordinary share or an ADR.

         ELIGIBILITY

         All employees, officers, directors and all other persons who provide services to us or any of our subsidiaries, as determined by the Board, are eligible to participate in the 2001 Plan.

         GRANT OF OPTIONS

         The Board administers the 2001 Plan and has discretion in awarding share options to the eligible participants. (See Item 6. COMMITTEES OF THE BOARD below).

         OPTION PRICE

         Options will be granted at exercise prices to be determined by the Board, which must be the fair market value of the ordinary shares (or ADSs) on the date of grant. Fair market value for these purposes means the closing price of our American Depositary Shares, as traded on the OTC Bulletin Board or the other principal U.S. market for our securities, on the business day immediately preceding the date of grant.

         EXERCISE OF OPTIONS

         Prior to April 2003, the options granted to directors under the 2001 share option agreement vested and became exercisable as to 25% of the original number of option shares on the date of grant and a further 25% upon the expiration of each of the following three periods of three months. Options granted subsequent to April 2003 require a more onerous vesting schedule as determined by the Board. Options granted to our employees and officers and directors will normally vest over a two-year period from the date of the grant. The Board during 2003 affirmed the requirement that the grant price in respect of all options granted must represent the closing market price prevailing on the date of such a grant. The options granted in exchange for Starnet's options vest over a two-year period. The exercise of the options for other categories of optionholders may be tied to certain performance conditions. Options will terminate if an optionholder's employment is terminated for cause, or if an option holder voluntarily resigns without appropriate or agreed notice and termination terms, unless otherwise agreed by the Board. If the employee or officer or director is terminated for another reason not contemplated by an option agreement then the option shall be exercisable for a period of 12 months after termination but only to the extent that it is vested and exercisable on the date of termination, except as permitted in the sole discretion of the Board. If an optionholder's employment or office or directorship is terminated due to his or her death or disability, the options will remain exercisable for a period of 12 months after termination but only to the extent that they have vested and are exercisable on the date of termination. Notwithstanding the foregoing, all options lapse at the end of the option period applicable to them. Options are not transferable and may only be exercised by the persons to whom they are granted, except in the case of the death or disability of the optionholder in which case they would be exercisable by the guardian or personal representative of the optionholder (as the case may be).

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

COMMITTEES OF THE BOARD OF DIRECTORS

         Our Board of Directors has appointed an Audit Committee and a Compensation Committee.

         AUDIT COMMITTEE

         The Audit Committee has the authority to recommend to our Board of Directors independent public accountants to be nominated for shareholder ratification to audit our books, records and financial statements and to review our systems of accounting (including systems of internal control). The Board on April 11, 2003, appointed James H. Grossman and Clare Roberts to the Audit Committee. The Company does not yet have an "audit committee financial expert" serving on its audit committee. The Board is currently endeavoring to appoint such a candidate and intends to as soon as an appropriate individual is found. In August 2003, the Audit Committee adopted an Audit Committee Charter. A summary of the terms of reference under which the Committee operates is as follows:

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of World Gaming plc (the "Company") shall be as follows:

      1. To oversee the accounting and financial reporting processes and audits of the financial statements of the Company.

      2. To provide assistance to the Board of Directors with respect to its oversight of:

         o  The integrity of the Company's financial statements;

         o  The Company's compliance with legal and regulatory requirements;

         o  The independent auditor's qualifications and independence; and

         o The performance of the Company's internal audit function and independent auditors.

GENERAL RESPONSIBILITIES

      1. The Committee provides open avenues of communication among the internal auditors, the independent accountant and the Board of Directors.

      2. The Committee must report Committee actions to the full Board of Directors and may make appropriate recommendations.

      3. The Committee has the power to conduct or authorize investigations into matters within its scope of responsibilities. The Committee is authorized to retain independent counsel, accountants or others it needs to assist in an investigation.

      4. The Committee will do whatever else the law, the Company's articles and memorandum of association or the Board of Directors require.

         COMPENSATION COMMITTEE

         The Compensation Committee is responsible for administering the operation of the 2001 Plan and for recommending to our Board of Directors compensation plans and arrangements, including awards of any stock options, with respect to our executive officers, directors, and key personnel. The current members of the Compensation Committee are James H. Grossman and Clare Roberts. In August 2003, the Compensation Committee adopted a Compensation Committee Charter. A summary of the terms of reference under which the Committee operates is as follows:

PURPOSE

         The purpose of the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of World Gaming plc (the "Company") shall be to discharge the responsibilities of the Board of Directors relating to the Company's compensation programs and compensation of the Company's executives.

DUTIES AND RESPONSIBILITIES

         The Committee shall carry out the duties and responsibilities set forth below. These functions should serve as a guide with the understanding that the Committee may determine to carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal, or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board of Directors from time to time related to the purposes of the Committee outlined in this Charter.

         In discharging its oversight role, the Committee is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate and shall have the sole authority to retain, without seeking Board approval outside counsel or other experts for this purpose, including the authority to approve the fees payable to such counsel or experts and any other terms of retention.

SETTING COMPENSATION FOR EXECUTIVE OFFICERS AND DIRECTORS

     1. Establish and review the overall compensation philosophy of the Company.

     2. Review and approve the Company's corporate goals and objectives relevant to CEO and other executive officers' compensation, including annual performance objectives.

     3. Evaluate the performance of the CEO and other executive officers in light of those goals and objectives and, based on such evaluation, review and approve the annual salary, bonus, and other benefits, direct and indirect, of the CEO and other executive officers.

     4. In determining the long-term incentive component of compensation for the CEO and other executive officers, the Committee should consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs and other executive officers at comparable companies, and the awards give to the Company's CEO and other executive officers in past years. The Committee is not precluded from approving awards (with the ratification of the Board of Directors) as may be required to comply with applicable tax laws, such as Rule 162(m).

     5.   In connection with executive compensation programs:

          (a) Review and recommend to the full Board of Directors, or approve, new executive compensation programs;

          (b) Review on a periodic basis the operations of the Company's executive compensation programs to determine whether they are properly coordinated and achieving their intended purposes;

          (c) Establish and periodically review policies for the administration of executive compensation programs; and

          (d) Take steps to modify any executive compensation program that yields payments and benefits that are not reasonably related to executive and corporate performance.

     6. Establish and periodically review policies in the area of senior management perquisites.

     7. Consider policies and procedures pertaining to expense accounts of senior executives.

     8. Review and recommend to the full Board of Directors compensation of directors as well as director's and officer's indemnification and insurance matters.

     9. Review and make recommendations to the full Board of Directors, or approve, any contracts or other transactions with current or former executive officers of the Company, including consulting arrangements, employment contracts, change-in-control, severance, or termination arrangements, and loans to employees made or guaranteed by the Company.

MONITORING INCENTIVE AND EQUITY-BASED COMPENSATION PLANS

     10. Review and make recommendations to the Board of Directors with respect to the Company's incentive-compensation plans and equity-based plans, and review the activities of the individuals responsible for administering those plans.

     11. Review and approve all equity compensation plans of the Company that are not otherwise subject to the approval of the Company's shareholders.

     12. Review and make recommendations to the full Board of Directors, or approve, all awards of shares or share options pursuant to the Company's equity-based plans.

     13. Monitor compliance by executives with the rules and guidelines of the Company's equity-based plans.

     14. Review and monitor employee pension, profit sharing, and benefit plans.

     15. Select, retain, and/or replace, as needed, compensation and benefits consultants and other outside consultants to provide independent advice to the Committee. In that connection, in the event the Committee retains a compensation consultant, the Committee shall have the sole authority to approve such consultant's fees and other retention terms.

REPORTS

     16. Report regularly to the Board of Directors with respect to matters that are relevant to the Committee's discharge of its responsibilities and with respect to such recommendations as the Committee may deem appropriate. The report to the Board of Directors may take the form of an oral report by the Chairman or any other member of the Committee designated by the Committee to make such report.

     17. Maintain minutes or other records of meetings and activities of the Committee.

EMPLOYEES

         The number of employees by location as of the dates set forth below is as follows:

                      December 31,    December 31,   December 31,    April 30,
                          2003            2002           2001           2001
                      ------------    ------------   ------------    ---------
         Antigua .....     51              53             69             79
         Canada ......     41              32             55             54
         London ......      -               5              8              -
                           --              --            ---            ---
         Total .......     92              90            132            133

         Development and administrative functions are in Vancouver, Canada while the licensing operations take place in our office in Antigua. Effective February 11, 2004, our EFS transaction processing and customer services departments were closed resulting in the termination of twenty-three employees. The total number of our employees as of March 31, 2004 is 70.

         Our employees are not represented by a union or other collective bargaining organization and we have never experienced a work stoppage. We believe that our employee relations are good.

SHARE OWNERSHIP OF SENIOR MANAGEMENT AND DIRECTORS

         The table below sets forth certain information concerning the share ownership of our directors and senior management as of March 31, 2004.

                                         Number of
                                      Ordinary Shares                                                   Percentage of
                        Number of      or ADSs Which                                                       Ordinary
                         Ordinary     May be Acquired     Range of Exercise                             Shares or ADSs
                        Shares or       under Share           Prices of         Range of Expiration      Beneficially
      Name             ADSs Owned      Option Plan           Options($)         Dates of Options            Owned(1)
      ----             ----------     ---------------     -----------------     -------------------     --------------
A. Daniel Moran .......     -           1,500,000                   $0.14                   5/2011          0%
James H. Grossman .....     -             450,000                   $0.14                   5/2011          0.02%(2)
David Naismith ........     -             650,000                   $0.14                   5/2011          0%
Mark Thompson .........     -             310,000           $0.14 - $1.47          8/2006 - 5/2011          0%
Clare Roberts .........     -             350,000           $0.14 - $2.13          1/2004 - 5/2011          0%

_________

(1) The information in this table is based on our records, information provided to us by our directors and executive officers and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. This information is based on 45,781,401 ordinary shares issued and outstanding as of March 31, 2004. Including shares underlying options which are exercisable within 60 days of March 31, 2004, none of the identified persons beneficially owned greater than 1% of the Company's American Depository Shares or ordinary shares.

(2) Mr. Grossman purchased 10,000 ADR's on the open market in November 2003. This is Mr. Grossman's first purchase of the Company's ADR's and Mr. Grossman currently beneficially owns no other ADRs in the Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         The following table contains information regarding the beneficial ownership of our ordinary shares, including our American Depositary Shares, as of March 31, 2004, for all shareholders known by us to beneficially own 5% or more of our ordinary shares.

                                                                       Number of Ordinary     Percentage of Outstanding
                                                                         Shares or ADRs        Ordinary Shares or ADRs
                   Name of Beneficial Owner                           Beneficially Owned(1)       Beneficially Owned
                   ------------------------                           ---------------------   -------------------------
Cribbage Limited (a wholly-owned subsidiary of Sportingbet, PLC) .....     8,506,204                     18.6%

Goodison Park Limited (a wholly-owned subsidiary of Sportingbet, PLC)      5,000,000(2)                  10.9%

_________

(1) The information in this table is based on our records, information provided to us by our directors and executive officers and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. This information is based on 45,781,407 ordinary shares issued and outstanding as of March 31, 2004. (SEE ITEM 7. RELATED PARTY TRANSACTIONS).

(2) Excludes up to 7,500,000 ordinary shares which may be acquired by the beneficial owner upon the conversion of a certain convertible note issued by us to the beneficial owner in April 2003. (SEE ITEM 10. ADDITIONAL INFORMATION - MATERIAL CONTRACTS - UNSECURED CONVERTIBLE LOAN NOTE WITH GOODISON PARK LIMITED).

         SIGNIFICANT CHANGES IN OWNERSHIP OF ORDINARY SHARES

         Prior to the holding company reorganization in 2001, Starnet issued 2,000,000 shares of its common stock to AIM Investments Ltd. pursuant to Starnet's agreement with AIM Investments Ltd's parent Simpson Bay Ltd. described elsewhere in this report. In 2002, as a result of the issuance of the class action shares, Cribbage Limited, a wholly-owned subsidiary of Sportingbet PLC, acquired 6,506,204 American Depositary Shares. By way of agreement dated July 11, 2003, AIM Investments Ltd. transferred it's entire holding of 2,000,000 shares to Cribbage Ltd.

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

         SECURITIES AND RECORD HOLDERS IN THE UNITED STATES

         As of March 31, 2004, 31,913,316 American Depositary Shares were held in the name of CEDE & Co., which is not obligated to disclose publicly the residence of the beneficial owners of those shares. We know that, excluding CEDE & Co. shares, approximately 11% of our ordinary shares were held by 263 U.S. record holders, and 11% of our ordinary shares were held by 7 record holders in the United Kingdom.

CHANGE OF CONTROL

         We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of our company.

RELATED PARTY TRANSACTIONS

         SIMPSON BAY LTD. AND AIM INVESTMENTS LTD.

         AIM Investments Ltd, an affiliate of Simpson Bay Ltd., transferred its 4.4% holding of 2,000,000 ADRs to Cribbage Ltd on July 11,2003. AIM Investments Ltd originally became a shareholder when Starnet issued 2,000,000 ordinary shares to it as repayment in full of a June 2000 loan of $1,500,000 extended to Starnet by Simpson Bay Ltd. The Starnet shares owned by AIM were exchanged for our ADRs in the course of the holding company reorganization. Additionally, Simpson Bay Ltd. is affiliated with Sportinbet Plc, one of our significant licensees. (See Item 10. MATERIAL CONTRACTS.)

         INVESTMENT BY GOODISON PARK LIMITED

         Goodison Park Limited, a wholly-owned subsidiary of Sportingbet Plc, acquired an interest in World Gaming Plc by way of share acquisition and a convertible loan. Goodison Park purchased 5,000,000 ordinary shares of World Gaming at $0.12 per share or a total of $600,000; and made a convertible loan to the Company (the "Convertible Loan") in the principal amount of $900,000. The Convertible Loan is unsecured with principal repayment due in April 2005 and the unpaid principal thereof is convertible at any time into ordinary shares at a conversion price of $0.12 per share. Additionally, Sportingbet Plc is the parent company of one of our significant licensees. (See Item 10. MATERIAL CONTRACTS).

         CRIBBAGE LIMITED

         Cribbage Limited, a wholly-owned subsidiary of Sportingbet Plc, acquired an interest in World Gaming Plc in 2002 by way of acquiring 6,506,204 ADRs issued as a result of the class action shares from a third party. Additionally, on July 3, 2003, AIM Investments Ltd. transferred its holding of 2,000,000 ADRs to Cribbage Ltd as mentioned above. Sportingbet Plc is the parent company of one of our significant licensees.

         SETTLEMENT OF DISPUTE WITH 596773 B.C. LTD. ("CHISEL MEDIA")

         In March 2000, our subsidiary, Starnet Canada, sold substantially all of the assets and undertakings comprising its adult entertainment division to Chisel Media. The sale price for the assets was $2.3 million, of which $460,000 was paid on March 31, 2000 into an attorney trust account, but subsequently was released to Starnet Canada on April 30, 2000. The balance was to be paid in monthly installments through July 1, 2003. The deferred portion of the purchase price is secured by a general security agreement in favor of Starnet Canada, and a pledge of the shares of Chisel Media Inc. The monthly installments referred to above which were to begin July 1, 2000 have not been paid by Chisel Media Inc. and at December 31, 2001, we reserved for the potential of not being able to collect the principal amount from the buyer. Starnet Canada has commenced arbitration proceedings against Chisel Media and in March 2004 we received confirmation that the case would go before an arbitrator. From June 19, 2002 until July 17, 2002, James MacKay, the shareholder of Chisel Media, has served as our interim CEO and a director, of the Company. Any settlement will be scrutinized by the Board as a related party transaction, and will be subject to the Board's approval as such. (See Item 8:
LEGAL PROCEEDINGS.)

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

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

         Our consolidated financial statements for the years ended December 31, 2003, 2002 and 2001, and eight months ended December 31, 2001and year ended April 30, 2001 set forth in this report following Part III, are included herein at Item 17 of the Annual Report.

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

         SINSATIONAL INTERTAINMENT LAWSUIT

         On April 9, 2003, Starnet Systems served notice to Sinsational Intertainment ("Sinsational"), a former licensee of the Company regarding its outstanding account in the amount of $268,207 indicating the Company would terminate the agreement if the long overdue account was not made current. On April 15, 2003, Sinsational filed a statement of claim in the courts of Antigua and Barbuda against the Company for an amount of approximately $6.6 million. The Company counterclaimed for the outstanding amount due. On April 16, 2003, Sinsational acknowledged in writing the termination of its agreement with the Company. On April 16, 2003, Sinsational commenced an action against the Company and obtained an injunction preventing Starnet Systems from terminating the hosting services provided by the Company. On May 12, 2003, at the request of the Company, the court removed the injunction. On May 15, 2003 Sinsational requested that Starnet Systems cease providing services to its website. On May 23, 2003 Sinsational filed an amended statement of claim increasing the amount claimed to approximately $30.9 million alleging, among other things, breach of contract and permanent loss of shareholder value. On June 19, 2003, Sinsational obtained a new injunction preventing the Company from dealing with Sinsational's customer data. In June 2003, Sinsational applied to the International Chamber of Commerce to initiate arbitration and further amended their claim to approximately $36.4 million. On October 23, 2003, the Company agreed, with the principals of Sinsational, to terms of a settlement of this matter. The terms of this settlement provides for the agreement by Sinsational to terminate all of its claims against the Company in exchange for which the Company will not further pursue its claims against Sinsational. The settlement agreement was executed on this date.

         CANADA CUSTOMS AND REVENUE AGENCY ("CCRA")

         The CCRA for the tax calendar years of 2001 and 2002 have been auditing our subsidiary, Starnet Communications International, Inc. We provided the auditors with all relevant information, and cooperated with the agency. The audit was completed during the year ending December 31, 2003 with the CCRA without any negative finding of financial penalties for the Company.

         SUNRISE CORPORATION LAWSUIT

         Sunrise Corporation commenced a lawsuit against the Company in the Superior Court of Ontario on April 16, 2002. Sunrise Corporation alleges that Starnet Canada failed to make payments for the equipment leased from Sunrise Corporation and that World Gaming is responsible for this debt. The amount of the claim is $465,211 plus interest and costs. In August 2003, the Company reached a settlement with Sunrise Corporation in consideration of a full and final release of any claims that Sunrise Corporation may have against the Company. The settlement was in the amount of $230,000 payable as $25,000 upon signing the settlement with the balance payable in equal installments of $17,083.33 beginning September 1, 2003 and ending August 1, 2004. (See Item 10. Material Contracts, SETTLEMENT AGREEMENT BETWEEN SUNRISE INTERNATIONAL LEASING CORPORATION OF CANADA AND WORLD GAMING PLC.)

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

         WIREMIX MEDIA INC.

         On August 28, 2001 our subsidiary, Starnet Canada, filed a statement of claim against Wiremix Media Inc. in the Supreme Court of British Colombia for approximately CDN$154,645 due under an asset purchase agreement dated February 18, 2000. Under the asset purchase agreement, Wiremix Media purchased certain assets from Starnet Canada. Wiremix Media filed a statement of defense to Starnet Canada's claim. On October 1, 2001, Wiremix Media filed a statement of claim against Starnet Canada. Wiremix Media alleged that Starnet Systems arbitrarily terminated a marketing and consulting agreement with Wiremix and claims damages of approximately $2 million remaining under the contract. A negotiated settlement was agreed between the Company and Wiremix Media during 2002 where we are obligated to pay Wiremix Media CDN$30,000. Of such amount, CDN$30,000 has been paid during 2003 and this matter is now closed.

         LAWSUIT BY OUR FORMER FINANCE EMPLOYEE CHRIS THOMPSON

         On August 2, 2001, Chris Thompson commenced an action in the Supreme Court of British Colombia against the Company for the wrongful termination of his employment agreement. He claimed damages of approximately $196,800. A negotiated settlement was agreed between the Company and Chris Thompson during 2002 for $97,000. The accrual for the unsettled balance was made in the financial statements as at December 31, 2002 with payments made in full during 2003. This matter is now closed.

         LAWSUIT BY A FORMER EMPLOYEE MITCHELL WHITE

         On August 6, 1998 Mitchell White commenced an action against Starnet Communications Canada Inc. for breach of his employment agreement and wrongful termination of him as a director. Mr. White alleges that as a result of his wrongful termination as an employee and director, he was not provided with a severance package in lieu of reasonable notice and he did not receive stock options that he would have otherwise received. Mr. White claims that his losses are in excess of $1.5m. The trial of this action is scheduled to begin in June, 2004. In February 2004, Starnet Communications commenced a third party claim against a former director of Starnet International, Mr. Jack Carley. It is alleged that Mr. Carley was responsible for the termination of Mr. White in 1998. Mr. Carley is also Mr. White's father-in-law. Management intends to vigorously contest the claim by Mr.White and, in doing so, pursue its third party claim against Mr. Carley. The likelihood of loss, if any, and the costs associated therewith are not determinable at this time.

         CLAIM BY JIM MACKAY

         On March 31, 2004 the company received a Claim Form filed in the Supreme Court of England & Wales against World Gaming plc by Jim Mackay. Mr. Mackay is claiming $200,004 in respect of a termination payment pursuant to an independent contractor agreement dated May 1, 2002. Management intends to vigorously contest the claim by Mr. Mackay. The likelihood of loss, if any, and the costs associated therewith are not determinable at this time. (See also Item
7. Related Party Transactions.)

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

ITEM 9.  THE OFFER AND LISTING

NATURE OF TRADING MARKET

         Our ordinary shares are not directly publicly traded in the United States or any foreign market. Our American Depositary Shares are traded on the OTC Bulletin Board. Each American Depositary Share represents one ordinary share. Price quotations for our American Depositary Shares were reported on the OTC Bulletin Board under the symbol "WGMGY" beginning on May 29, 2001. As of March 31, 2004, we had 45,781,405 ordinary shares issued and outstanding, 40,781,405 of which are represented by American Depositary Shares evidenced by American Depositary Receipts issued by Continental Stock Transfer and Trust Company, as depositary. As of March 31, 2004, two of our ordinary shares were held of record by Continental Stock Transfer and Trust Company, two ordinary shares was held by Continental Stock Transfer and Trust Company and Mr. Steve Nelson jointly, and 5,000,000 ordinary shares were held by Goodison Park Limited. This represents 100% of our issued and outstanding ordinary shares.

         The following table sets forth the high and low closing sale prices for our American Depositary Shares on the OTC Bulletin Board, from the beginning of trading on May 29, 2001 to March 31, 2004 and for Starnet, as our predecessor, for periods prior thereto. Such prices do not reflect retail markup, markdown or commissions and may not necessarily represent actual transactions.

                                                         High             Low
FIVE MOST RECENT FINANCIAL YEARS                        ------           -----
   Year ended April 30, 1999..........................  17.010           0.375
   Year ended April 30, 2000..........................  29.000           1.750
   Year ended April 30, 2001..........................   4.187           0.312
   Eight months ended December 31, 2001 ..............   2.100           0.410
   Year ended December 31, 2002.......................   0.975           0.140
   Year ended December 31, 2003.......................   0.460           0.110

YEAR ENDED DECEMBER 31, 2002
   First Quarter......................................   0.670           0.410
   Second Quarter.....................................   0.450           0.192
   Third Quarter......................................   0.270           0.150
   Fourth Quarter.....................................   0.975           0.140

YEAR ENDED DECEMBER 31, 2003
   First Quarter......................................   0.250           0.120
   Second Quarter.....................................   0.180           0.120
   Third Quarter......................................   0.450           0.110
   Fourth Quarter.....................................   0.460           0.300

QUARTER ENDED
   March 30, 2004.....................................   0.400           0.890

MOST RECENT SIX MONTHS
   October 2003.......................................   0.460           0.300
   November 2003......................................   0.450           0.350
   December 2003......................................   0.450           0.390
   January 2004.......................................   0.600           0.400
   February 2004......................................   0.750           0.500
   March 2004.........................................   0.870           0.720

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

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

         Set forth below is information concerning our equity capital structure and related summary information concerning provisions of our Memorandum of Association and Articles of Association and applicable English law. Since it is a summary, it does not contain all of the information that may be important to you, and the summary is qualified in its entirety by reference to the U.K. Companies Act of 1985, our Memorandum of Association and our Articles of Association. Our Memorandum of Association was filed as Exhibit 3.1 to Registration Statement on Form F-4 (SEC File No. 333-48280) on October 19, 2000. Our former Articles of Association, adopted by special resolution on May 17, 2001, were filed as Exhibit 4.2 to Registration Statement on Form S-8 (SEC File No. 333-70056) on September 24, 2001. A copy of our present Articles of Association, adopted by special resolution on September 19, 2003 are filed as an exhibit to this Form 20-F.

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

         o may be a director or other officer of or employed by a party to any contract, transaction or arrangement with or otherwise interested in any corporate body promoted by us or in which we are in any way interested (or any firm of which he is a partner, employee or member); and

         o may act in a professional capacity for us (other than as auditor) and be compensated therefor and shall not (unless otherwise agreed by him) be accountable to us for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such corporate body or for such compensation.

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

DESCRIPTION OF SHARE CAPITAL

         GENERAL

         Our authorized share capital is (pound)1,000,000 divided into 500,000,000 ordinary shares of (pound)0.002 nominal value per share.

         ORDINARY SHARES

         As of March 31, 2004, 45,781,417 of our ordinary shares were issued and outstanding and are fully paid or credited as fully paid, each of which is in registered form. No holder of ordinary shares will be required to make additional contributions of capital in respect of those shares in the future. There are no rights of pre-emption attaching to the ordinary shares, save as set out below under "Issuance of Shares". See Item 10 - Additional Information - Material Contracts - Unsecured Convertible Loan Note with Goodison Park Limited and - Stock Acquisition Agreement with Goodison Park Limited. Furthermore, they are not issued as redeemable shares. However, it should be noted that we may choose to utilize the power conferred upon us by Part V Chapter VII of the Companies Act 1985 to issue redeemable shares subject to obtaining an appropriate authority from the shareholders. Neither the Memorandum of Association, Articles of Association, nor any statutory provision in England and Wales restrict in any way the ownership of, nor voting rights attaching to, the ordinary shares held by persons resident outside the United Kingdom. Under the terms of our Articles of Association, we are obliged to give notice of shareholder meetings to all ordinary shareholders, including those with an address for service outside the United Kingdom.

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

         On August 1, 2002, Starnet, World Gaming and Sportingbet PLC ("Sportingbet") entered into a Loan Agreement (the "Loan Agreement") pursuant to which Sportingbet agreed to loan to Starnet and World Gaming a maximum principal amount of $1,500,000 (the "Loan"). The Loan provided that payments are made under the Loan based upon a deduction by Sportingbet of $225,000 per month from November 2002 to March 2003 and $62,500 per month from April 2003 to September 2003. The Loan was subject to an Escrow Agreement and a Charge Agreement, which provided Sportingbet the right to access and use the software and the secure site where the hardware is located in the event of default. The Loan was fully repaid in April, 2003.

         On August 1, 2002, in connection with the Loan Agreement, we entered into a Security Agreement with Sportingbet. The Security Agreement provided that we grant Sportingbet a security interest in the hardware used by us to provide the services to Sportingbet under the License Agreement between the parties. The grant of the security interest secured our obligation to repay Sportingbet under the Loan Agreement. If certain trigger events occured under the Loan Agreement, Sportingbet may have taken possession of the hardware, subject to any restrictions by law, or exercise other rights available to it, including selling or leasing the hardware. The Loan was fully repaid in April, 2003 and any security interests attached thereto were extinguished.

         UNSECURED CONVERTIBLE LOAN NOTE WITH GOODISON PARK LIMITED

         As part of the $1.5 million financing completed in April 2003 (subsequent to the year ended December 31, 2002), the Company entered into an unsecured convertible loan ("Convertible Loan") for an amount of $900,000 on April 4, 2003 with Goodison Park Limited, a wholly-owned subsidiary of Sportingbet PLC ("Goodison Park"). Unless previously repaid or redeemed, the Convertible Loan must be repaid on April 4, 2005, two years from the issue date. Goodison Park has the right during the two year period in which the Convertible Loan remains outstanding to require the Company to redeem the Convertible Loan for shares of stock in the Company at a per share conversion price of $0.12. This redemption can be for an amount of at least $50,000 and up to the full amount outstanding as designated by Goodison Park. Goodison Park has the right to transfer the entitlement under the Convertible Loan. Additionally, the Company has agreed that while the Convertible Loan is outstanding, it will not, without the consent of Goodison Park, create, issue or redeem and share or loan capital or grant any options (except for those issued in accordance with the Company's 2001 Share Option Scheme) or effect any other change in the Company's share capital.

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

         SOFTWARE LICENSE AGREEMENT BETWEEN INTERNET OPPORTUNITY ENTERTAINMENT LTD. AND SOFTEC SYSTEMS CARIBBEAN INC. DATED MARCH 19, 1998

         A Software License Agreement between Internet Opportunity Entertainment Ltd., a wholly-owned subsidiary of Sportingbet Plc and the successor to Internet Opportunity Antigua, and Starnet Systems' predecessor, Softec Systems Caribbean Inc., was entered into on March 19, 1998. Starnet Systems licensed its Internet casino software in order to allow Internet Opportunity to operate an Internet gaming site. The non-exclusive license provides for a single online casino which includes such games as blackjack, roulette, pai gow poker, video poker and slot machines and a sportsbook web site, an HTML version of the sportsbook and a lottery ticket distribution web site. Starnet Systems was to provide all necessary computer hardware to run Internet Opportunity's site. The term of the license was for one year, and renews indefinitely for additional one-year terms. During such renewal terms, Internet Opportunity may cancel the license upon at least 45 days notice prior to the end of such term, and Starnet Systems may cancel upon at least eight months notice. In the event of breach by either party, the other party may terminate this agreement. Starnet Systems can also terminate this agreement if it becomes the subject of a serious third party civil or criminal litigation as a result of Internet Opportunity's actions. The agreement can also be terminated by either party if the other party becomes insolvent. CERTAIN TERMS OF THIS AGREEMENT ARE SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT WITH THE SECURITIES AND EXCHANGE COMMISSION.

         SOFTWARE LICENSE AGREEMENT BETWEEN REAL ENTERTAINMENT LTD. AND SOFTEC SYSTEMS CARIBBEAN INC. DATED MAY 10, 1999

         A Software License Agreement between Real Entertainment Ltd. and Starnet Systems' predecessor, Softec Systems Caribbean Inc. was entered into on May 10, 1999. Starnet Systems licensed its Internet casino software in order to allow Real Entertainment to operate an Internet gaming site. The non-exclusive license permits no more than two casinos including such games as blackjack, roulette, pai gow poker, video poker and slot machine, a sportsbook web site, an HTML version of the sportsbook, and a lottery ticket distribution web site. Starnet Systems was to provide all necessary computer hardware to run Real Entertainment's site. The term of the license is for one year, and it will renew indefinitely for additional one year terms. During such renewal terms Real Entertainment may cancel the license upon at least 45 days notice prior to the end of such term, and Starnet Systems may cancel upon at least six months notice. In the event of breach by either party, the other party may terminate this agreement. Starnet can also terminate this agreement if it becomes the subject of a serious third party civil or criminal litigation as a result of Real Entertainment's actions. The agreement can also be terminated by either party if the other party becomes insolvent. CERTAIN TERMS OF THIS AGREEMENT ARE SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT WITH THE SECURITIES AND EXCHANGE COMMISSION.

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

         SETTLEMENT AGREEMENT BETWEEN EMC CORPORATION AND EMC CORPORATION OF CANADA AND STARNET COMMUNICATION CANADA INC., WORLD GAMING PLC., AND INPHINITY INTERACTIVE

         Pursuant to a master lease agreement of June 27, 2000 entered into by the Company, EMC claimed unpaid lease payments including interest of $1,522 as at November 13, 2003. On December 30, 2003, the Company entered into a settlement agreement with EMC Corporation which provided for full and final settlement of all claims by EMC Corporation for consideration of $300,000 payable as $100,000 upon signing the agreement with the balance payable in 12 equal instalments payable until November 15, 2004.

         SETTLEMENT AGREEMENT BETWEEN SUNRISE INTERNATIONAL LEASING CORPORATION OF CANADA AND WORLD GAMING PLC

         In August 2003, the Company reached a settlement with Sunrise Corporation in consideration of a full and final release of any claims that Sunrise Corporation may have against the company. The settlement was in respect of equipment provided to the Company under lease arrangements for which the Company was in default due to non-payment. The settlement was payment of $230,000 payable as $25,000 upon signing the settlement with the balance payable in equal instalments of $17,083.33 beginning September 1, 2003 and ending August 1, 2004.

         LICENSE AND SERVICES AGREEMENT BETWEEN ORACLE CORPORATION CANADA INC. AND WORLD GAMING PLC

         On May 30, 2003 the Company entered into a License and Services Agreement with Oracle Corporation Canada Inc for the provision of limited rights to use certain Oracle software products together with product support and software updates. The total commitment in respect of this agreement was CDN $1.36 million dollars payable in accordance with a payment schedule over twenty months ending December 2004.

         AMENDMENT AGREEMENT BETWEEN ORACLE CORPORATION CANADA INC. AND WORLD GAMING PLC IN RESPECT OF THE LICENSE AND SERVICES AGREEMENT

         On February 24, 2004 the Company entered into an Amendment Agreement to the License and Services Agreement with Oracle Corporation Canada Inc for the provision of limited rights to use certain Oracle software products together with product support and software updates. The amended agreement provides for an acceleration to the original payment schedule in consideration of a discount of CDN $100,000 dollars to the Company. The revised payments schedule provides for completion of the outstanding payments by May 25, 2004 with a final payment of $93,636.96 Canadian dollars. All other payments under this schedule have been met at March 31, 2004.

         SETTLEMENT AGREEMENT BETWEEN SINSATIONAL INTERTAINMENT INC. AND SOFTEC SYSTEMS CARIBBEAN INC. AND WORLD GAMING PLC

         In August 2003, the Company reached a settlement with Sinsational Intertainment Corporation in consideration of a full and final release of any and all claims that Sinsational Intertainment Inc. ("Sinsational") may have against the Company in return for the Company releasing any and all claims that it may have had against Sinsational. The Agreement also provided for the settlement of arbitration fees accrued at that date as to $5,000 by Sinsational and any amount exceeding $5,000 to be paid by the Company. It further provided for restricted access to Sinsational's data by the Company. This matter is now closed.

EMPLOYMENT AND CONSULTING AGREEMENTS

         JAMES H. GROSSMAN, CHAIRMAN

         The Company entered into a service agreement dated June 4, 2003 with James Grossman with an effective date of April 11, 2003, to serve as a non-executive member of the board of director and specifically as the Chairman of the Board of Directors. In exchange for these services, Mr. Grossman is provided with a compensation of (pound)50,000 per annum. Mr. Grossman's fees include compensation for up to five hours a month of legal services to be provided by Mr. Grossman to the Company and Mr. Grossman may additionally provide up to five hours per month of legal services, the fees for which shall not exceed a total of US$1,750.00 per month. In addition from time to time, Mr. Grossman acts as Counsel to the company in specific matters where his expertise is considered valuable by the Board. During 2003, Mr. Grossman received compensation for such legal services in an amount of $22,685. Such additional legal services shall be subject to review by Company management at the end of each calendar year. During the first month of this agreement, Mr. Grossman received a special fee of (pound)5,000 in addition to his compensation for performing extraordinary duties. As part of his compensation package, Mr. Grossman is entitled to an annual cash bonus to be determined by the Board. Mr. Grossman was granted stock options to purchase a total of 450,000 of the Company's shares, 150,000 of which are to fully vest on April 11, 2004 and 300,000 of which on April 11, 2005. All options, however, will vest upon a change of control or if Mr. Grossman is terminated without cause. The stock option exercise price is $0.14 per share, which was determined based on the closing price on June 4, 2003 of the company's ADR's. The term of the service agreement was for an initial six month period; provided the agreement shall remain in force thereafter and shall remain in force until terminated by either the Company or Mr. Grossman upon six months prior written notice.

         A. DANIEL MORAN, CHIEF EXECUTIVE OFFICER

         Starnet Systems and World Gaming entered into an employment agreement dated June 4, 2003 with Daniel Moran with an effective date of April 11, 2003. Pursuant to such agreement, Mr. Moran serves as Chief Executive Officer of World Gaming and Starnet Systems. He has a base salary of $189,000, an annual housing allowance of $25,650, and certain other additional benefits. As part of his compensation package, Mr. Moran is entitled to a 50% annual cash bonus based on objectives set by the board of directors. Mr. Moran is also entitled to a deferred bonus that is payable if he is still employed by the Company in three years, which bonus is calculated at 75% of all bonuses paid over the three years. Mr. Moran was granted share options to purchase 1,500,000 of the Company's shares; 1,000,000 shares which are to fully vest on April 11, 2004 and 500,000 by April 11, 2005. 500,000 of the shares vesting on April 11, 2004 were given in consideration of Mr. Moran serving as director and 500,000 were an initial signing bonus. All options immediately vest upon a change of control. The stock option exercise price is $0.14 per share, which was the closing price of the Company's ADR's on June 4, 2003. If Mr. Moran's employment agreement is terminated without cause, the Company will be required to pay him a severance payment of six months base salary and allowances.

         DAVID NAISMITH, CHIEF FINANCIAL OFFICER

         Starnet Systems and World Gaming entered into an employment agreement dated June 4, 2003 with David Naismith with an effective date of August 1, 2003 for the position of Chief Financial Officer. He will have a base salary of $156,000, an annual housing allowance of $25,000, and certain other additional benefits. As part of his compensation package, Mr. Naismith is entitled to a 50% annual cash bonus based on objectives set by the board of directors. Mr. Naismith is also entitled to a deferred bonus that is payable if he is still employed by the Company in three years, which bonus is calculated at 75% of all bonuses paid over the three years. Mr. Naismith was granted share options to purchase 650,000 of the Company's shares; 150,000 which are to fully vest on June 4, 2004 and 500,000 on August 1, 2005. The stock option exercise price for the 150,000 shares is $0.14, which was determined based on the closing price of the Company's ADR's on June 4, 2003 and the stock option price for the 500,000 shares is $0.14, which was determined based on the closing price of August 1, 2003. If Mr. Naismith's employment agreement is terminated without cause, the Company will be required to give him six months notice or pay him a severance payment of six months base salary and allowances.

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

         Mr. Thompson previously held the position of Vice President Finance which he was appointed to in November 1, 2001. He had a base salary of $100,000 and certain other benefits. As part of his previous compensation package, Mr. Thompson was granted options to purchase shares in the Company, 80,000 with an exercise price of $1.49 which were fully vested by November 1, 2002. Prior to November 1, 2001, Mr. Thompson was employed as a consultant from August 7, 2001 to October 31, 2001 in which Mr. Thompson was compensated $80,000 and granted 30,000 options to purchase shares in the Company with an exercise price of $0.49. The stock options have fully vested. In addition in July 2003 Mr. Thompson was granted 200,000 options to purchase shares in the Company with an exercise price of $0.14 representing the then closing market price on the date of the grant.

         Mr. Thompson briefly resigned from the Company from September 15, 2002 to November 30, 2002, and was awarded as severance six months compensation payable in 12 equal semi-monthly installments and 22 days of accrued vacation pay. There were no payments made under this arrangement and subsequently Mr. Thompson released the company from this obligation as of June 30, 2003.

         DAVID FLEMING, FORMER CHIEF TECHNOLOGY OFFICER AND MANAGING DIRECTOR OF INPHINITY INTERACTIVE

         Inphinity Interactive Inc. extended a written offer of employment to David Fleming in the position of Vice President Product Development beginning September 10, 2001. Effective October 2002, Mr. Fleming was appointed to the position of Chief Technology Officer. Mr. Fleming's base salary was $180,000 CDN as of October 2002. As part of his compensation package, Mr. Fleming is entitled to 30% annual cash bonus, up to 50% of which may be used to purchase our stock options. Mr. Fleming also received stock options to purchase 100,000 shares vesting over a three year period in equal installments at a strike price to be set at the price at the close of market on September 10, 2001. The employment agreement if terminated without cause, would require severance payment of four months base salary.

         The employment agreement was terminable by Inphinity for cause. If Mr. Fleming's employment agreement was terminated without cause, or if a change of control occurred, Inphinity would have been required to pay him a severance payment of four months base salary. Additionally, upon such termination, Mr. Fleming's stock options would accelerate and become exercisable. The employment agreement contained post-termination restrictive covenants relating to non-competition with Inphnity, non-solicitation of its customers, non-dealing with its customers and non-solicitation of its employees. The employment agreement also contained an express obligation of confidentiality in respect of its trade secrets and confidential information.

         By letter dated January 6, 2004, Mr. Fleming's employment contract and services thereunder were terminated effective January 16, 2004. The amicable settlement in respect of Mr. Fleming's resignation entitled him to a payment of CDN $33,333.33 in respect of accrued bonuses, four months salary including benefits payable until May 16, 2004 and other costs of CDN $8,700. In addition Mr. Fleming will retain his options granted on September 10, 2001 at an exercise price of $0.88 which were to vest annually on the anniversary dates over a three year period of which 66,666 had vested at the date of his resignation. Under the settlement agreement, Mr. Fleming waived any rights that he had under his employment agreement and the agreement had certain restrictions with respect to Mr. Fleming's soliciting or competing with the Company.

         MARK HETHERINGTON, ACTING CHIEF TECHNOLOGY OFFICER

         Inphinity Interactive Inc. entered into an independent contractor agreement with Mark Hetherington as Acting Chief Technology Officer on January 15, 2004. Mr. Hetherington had been consulting to the Group since November 2003. Under his contract, Mr. Hetherington is entitled to a monthly fee of $16,666 plus expenses of $5,416.66. In addition Mr Hetherington is entitled to up to 100,000 options that are granted in four instalments of 25,000, each contingent upon meeting certain objectives. All such options, if granted shall have an exercise price per share equal to the closing price of the Company's ADR's on January 15, 2004, the date of his independent contractor agreement, and shall vest on January 15, 2006. The contract is terminable by Mr. Hetherington or the Company upon 90 days notice.

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

         SIMON COULTHARD, FORMER CHIEF FINANCIAL OFFICER

         The Company extended a written offer of employment to Simon Coulthard in the position of Group Finance Director beginning September 1, 2002 with a base salary of (pound)75,000, an annual vehicle allowance of (pound)7,200, and certain other additional benefits. As part of his compensation package, Mr. Coulthard was entitled to up to a 75% annual cash bonus. Mr. Coulthard was also entitled to stock options which were never approved by the board of directors. If Mr. Coulthard's employment agreement was terminated without cause, the Company would have been required to give him three months notice or pay him a severance payment of three months base salary and allowances. Effective May 8, 2003, Mr. Coulthard's employment was terminated. Mr. Coulthard received (pound)18,750 or three months gardening leave as part of his agreed upon severance.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our reporting currency is the U.S. dollar. We are exposed to foreign exchange risk on our net Canadian dollar asset position (approximately $1,934 CDN or $1,319 U.S. as of December 31, 2003). The main exposure in this regard is the Canadian dollar weakening against the U.S. dollar, which would cause our net Canadian position to "decline" after translation to the U.S. dollar. Subsequent to December 31, 2003, the Canadian dollar has appreciated against the U.S. currency.

         Exposure arises primarily from the operations of our subsidiaries in Canada which incur development and certain administrative expenses in Canadian dollars (approximately $5,544 CDN or $3,957 U.S. for the year ending December 31, 2003) but do not derive any sales directly from customers. Funding for Inphinity comes from our non-Canadian subsidiaries that derive their sales in U.S. dollars. Therefore the ultimate cost of our operations in Canada is dependent on the relative strength of the Canadian dollar to the U.S. dollar. We have not hedged against this risk.

         Our net Canadian asset position at December 31, 2003 is summarized as follows (in thousands of U.S. dollars with previous year comparatives included):

                                                         2003      2002

         Cash and cash equivalents ..................  $    95   $    (1)
         Other current assets .......................      174       254
                                                       -------   -------
               Total current assets .................      269       253

         Other assets ...............................    1,079     1,332
         Current liabilities ........................   (1,111)     (767)
         Long-term liabilities ......................        -      (556)
                                                       -------   -------
               Net Canadian dollar denominated assets  $   237   $   262
                                                       =======   =======

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

         There are no material modifications to the rights of security holders that are required to be disclosed.

USE OF PROCEEDS FROM OFFERING

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         Our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 ("Exchange Act")), as of a date within 90 days of the filing date of this Annual Report on Form 20-F. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms. There has not been any change in the Company's internal control over financial reporting that occurred during the year ended December 31, 2003 that has materially affected, or is reasonably likely to affect the Company's internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

         See Item 6.  Committees of the Board of Directors.

ITEM 16B. CODE OF ETHICS

         In August 2003, the Board adopted a Code of Ethics, the principle terms of reference of this code are described below:

This Code of Ethics ("CODE") for Senior Officers of World Gaming plc and its subsidiaries (the "COMPANY") applies to the Company's Chief Executive Officer, Chief Financial Officer and its principal accounting officer or controller, or persons performing similar functions (the "SENIOR FINANCIAL OFFICERS"). The Company expects all of its associates to conduct business in accordance with applicable laws of England and Wales and the United States laws and the Company's high standards of business ethics, and to abide by policies and procedures adopted by the Company that govern the conduct of its associates, including the specific associates to which this Code relates.
In performing duties, Senior Financial Officers will:

         o Act with honesty and integrity, avoiding actual or apparent conflicts of interest in their personal and professional relationships.

         o Promote full, fair, accurate, timely and understandable disclosure in the reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the "COMMISSION") and in other public communications made by the Company.

         o Comply with laws, rules and regulations of England and Wales as well as the United States and other appropriate private and public regulatory agencies.

         o Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

         o Encourage and reward professional integrity in all aspects of the Company's financial organization and eliminate barriers to responsible behavior, such as coercion, reprisal or alienation from the financial organization of the Company.

         o Not unduly or fraudulently influence, coerce, manipulate or mislead any aspect of any authorized financial audit or interfere with any auditor engaged in the performance of an internal or independent audit of the Company's financial statements or accounting books and records.

If a Senior Financial Officer is aware of any suspected or known violations of this Code, they have a duty to promptly report such concerns to the Company's general counsel or to the audit committee (the "AUDIT Committee") of the Company's board of directors (the "BOARD").

Any violation of this Code and any violation by the Company, or its directors or officers, of the securities laws, rules or regulations or other laws, rules or regulations applicable to the Company may also be reported anonymously via the Company's compliance hotline to be established by Management. The Audit Committee, as well as the Board, shall have the authority to approve a waiver of any provision of this Code. Any request for a waiver of any provision of this Code must be in writing and addressed to the Audit Committee. Any waiver and the grounds for such waiver for a Senior Financial Officer shall be disclosed by any means approved by the Commission.

This Code is a statement of certain fundamental principles, policies and guidelines that govern Senior Financial Officers in the conduct of the Company's business, and is designed to assist the Company to conduct business in accordance with applicable federal and state laws and the Company's high standards of business ethics. It is not intended to and does not create any rights in any associate, customer, supplier, competitor, stockholder or any other person or entity.

Senior Financial Officers understand that they will be subject to action, including possible termination, if they violate or fail to comply with this Code. The Audit Committee will assess compliance with this Code, report violations of this Code to the Board and, based upon the relevant facts and circumstances, recommend to the Board appropriate action.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Set out below are fees charged for services provided by the Company's principal accountant:

                                                    2003          2002
                                                  -------       -------
         Audit fees .......................        68,465       233,920
         Audit - related fees .............        55,554        23,085
         Tax fees .........................         2,800             -
         All other fees ...................             -       131,630
                                                  -------       -------
         TOTAL ............................       126,819       388,635

In December 2003 the Company, at the recommendation of the Audit Committee, resolved to change its principal accountants. The principal accountants were changed on January 29, 2004 from Baker Tilly to HJ & Associates LLC. Audit fees charged in respect of 2002 relate entirely to Baker Tilly, in addition Audit-related fees charged in 2003 also relate to Baker Tilly for reviews in respect of quarter one and quarter two of 2003. All other fees billed in respect of 2003 relate to the Company's principal accountants, HJ & Associates.

Tax fees represent those fees charged in respect of making enquiries into overdue tax filing obligations for the Company and its subsidiaries and preparing for necessary filings in respect of these obligations. All other fees comprises amounts in respect of special projects completed by the principal accountant including a forensic accounting assignment into past director expenses and other non-audit related advice engaged by the Board.

The Sarbanes-Oxley Act of 2002 required the Company to implement a pre-approval process for all engagements with its external auditor. In response to the Sarbanes-Oxley requirements pertaining to auditor independence, the Company's audit committee adopted pre-approval procedures for the appointment of the external auditor and any non-audit services, including tax services, to be performed by the external auditor unless such pre-approval is not required under the Sarbanes-Oxley Act. These procedures require that the annual audit services engagement terms and fees be pre-approved by the Company's audit committee. The audit committee may delegate to one or more members of the committee the authority to grant pre-approvals for auditing and allowable non-auditing services, which decision shall be presented to the full committee at its next scheduled meeting for ratification. All non-audit services, including tax services, performed by the Company's external auditors in 2003 were approved by the Company's audit committee.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS.

         Set out below are purchases made by or on behalf of the Company or any affiliated purchaser of shares or ADRs of the Company's equity securities:

                                                                            Total number of
                                                                          shares purchased as     Maximum number of
                                                                           part of publicly      shares that may yet
                              Total number of      Average price paid     announced plans or     be purchased under
          Period             shares purchased          per share               programs         the plans or programs
---------------------------  ----------------      ------------------     -------------------   ---------------------
January 1, 2003 -
January 31, 2003 ..........          -                     -                       -                      -

February 1, 2003 -
February 28, 2003 .........          -                     -                       -                      -

March 1, 2003 -
March 31, 2003 ............          -                     -                       -                      -

April 1 2003 -
April 30, 2003 ............          -                     -                       -                      -

May 1, 2003 -
May 31, 2003 ..............          -                     -                       -                      -

June 1, 2003 -
June 30, 2003 .............          -                     -                       -                      -

July 1, 2003 -
July 31, 2003 .............          -                     -                       -                      -

August 1, 2003 -
August 31, 2003 ...........          -                     -                       -                      -

September 1, 2003 -
September 30, 2003 ........          -                     -                       -                      -

October 1, 2003 -
October 31, 2003 ..........          -                     -                       -                      -

November 1, 2003 -
November 30, 2003 .........        10,000 (1)            $0.43                     -                      -

December 1, 2003 -
December 31, 2003 .........          -                     -                       -                      -
                                   ------                -----                 ---------             ---------
Total                              10,000                $0.43                     -                      -

_________

(1) Mr. Grossman, a director of the Company, purchased 10,000 ADR's on the open market in November 2003. This is Mr. Grossman's first purchase of the Company's ADR's and Mr. Grossman currently beneficially owns no other ADRs in the Company.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         Our consolidated financial statements together with the reports of HJ & Associates and Baker Tilly with respect to the years ended December 31, 2003 and 2002, the eight months ended December 31, 2001 and the fiscal year ended April 30, 2001 are filed as part of this annual report.

         CONSOLIDATED FINANCIAL STATEMENTS
                                                                            Page

Independent Auditors' Reports .............................................  F-3

Consolidated Balance Sheets ...............................................  F-6

Consolidated Statements of Operations and Other Comprehensive Income (Loss)  F-8

Consolidated Statements of Stockholders' Equity............................ F-10

Consolidated Statements of Cash Flows...................................... F-12

Notes to Consolidated Financial Statements................................. F-14

ITEM 18. FINANCIAL STATEMENTS

         Our consolidated financial statements have been prepared in accordance with Item 17 hereof.

ITEM 19. EXHIBITS

1.1 Memorandum of Association of World Gaming plc (incorporated herein by reference from Exhibit 3.1 to a Registration Statement on Form F-4 (SEC File No. 333-48280, dated 10/19/00) filed by World Gaming plc)

1.2 Articles of Association of World Gaming plc adopted by special resolution on May 17, 2001 (incorporated herein by reference from Exhibit 4.2 to a Registration Statement on Form S-8 (SEC File No. 333-70056, dated 09/24/01) filed by World Gaming plc)

1.3 Articles of Association of World Gaming plc adopted by special resolution on June 20, 2002 (incorporated herein by reference from Exhibit 1.3 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

2.1 Form of ordinary share certificate of World Gaming plc. (incorporated herein by reference from Exhibit 1 to a Registration Statement on Form 8-A (Sec File No. 000-32793, dated 05/23/01) filed by World Gaming plc)

2.2 Form ADR (incorporated herein by reference from Exhibit A to the Form Deposit Agreement filed as Exhibit (a) to a Registration Statement on Form F-6 (SEC File No.333-13286, dated 05/24/01) filed by World Gaming plc)

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

4.3 Loan Agreement between World Gaming plc and Sportingbet Plc, dated 08/01/02 (incorporated herein by reference from Exhibit 4.8 to the annual report on Form 20-F filed by World Gaming plc on 8/22/02)

4.4 General Security Agreement with Sportingbet Plc, dated 08/01/02 (incorporated herein by reference from Exhibit 4.9 to the annual report on Form 20-F filed by World Gaming plc on 8/22/02)

4.5 Escrow Agreement with NCC Escrow International Limited, dated 08/01/02 (incorporated herein by reference from Exhibit 4.10 to the annual report on Form 20-F filed by World Gaming plc on 8/22/02)

4.6 Accord and Satisfaction Agreement with Simpson Bay, Ltd., and AIM Investments Ltd. (incorporated herein by reference from Exhibit 4.5 to the Form 20-F filed by World Gaming plc on 11/1/01)

4.7 Unsecured Convertible Note with Goodison Park Limited, dated April 4, 2003 (incorporated herein by reference from Exhibit 4.7 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.8 Stock Acquisition Agreement with Goodison Park Limited, dated April 4, 2003 (incorporated herein by reference from Exhibit 4.8 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.9 Contract for Services with James Grossman, dated June 4, 2003 (incorporated herein by reference from Exhibit 4.9 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.10 Contract of Employment with A. Daniel Moran, dated June 4, 2003 (incorporated herein by reference from Exhibit 4.10 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.11 Employment Agreement with Nicholas Jackson, dated January 29, 2003 (incorporated herein by reference from Exhibit 4.11 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.12 Employment Agreement with David Craven, dated November 20, 2002 (incorporated herein by reference from Exhibit 4.12 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.13 Contract of Employment with David Naismith, dated June 4, 2003 (incorporated herein by reference from Exhibit 4.13 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.14 Offer of Employment with Simon Coulthard, dated August 1, 2002 (incorporated herein by reference from Exhibit 4.14 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.15 Offer of Employment with David Fleming, dated August 27, 2001 (incorporated herein by reference from Exhibit 4.15 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.16 Offer of Employment with Mark Thompson, dated November 21, 2002 (incorporated herein by reference from Exhibit 4.16 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.17 Letter regarding resignation of Mark Thompson dated 6/2/02 (incorporated herein by reference from Exhibit 4.17 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.18 Engagement letter for Mark Thompson as Financial Consultant dated 9/11/02 (incorporated herein by reference from Exhibit 4.18 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.19 Employment Agreement with Michael Aymong, dated 9/6/01 (incorporated herein by reference from Exhibit 4.19 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.20 Employment Offer Letter with Rodney Davis, dated July 5, 2001 (incorporated herein by reference from Exhibit 4.20 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.21 Letter regarding resignation of Rodney Davis, dated May 16, 2002 (incorporated herein by reference from Exhibit 4.21 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.22 Settlement Agreement with Starnet, Nicholas Jackson, Sportingbet and Goodison Park (incorporated herein by reference from Exhibit 4.22 to the annual report on Form 20-F filed by World Gaming plc on June 30,
         2003)

4.23 Compromise Agreement by David Craven dated June 27, 2003 (incorporated herein by reference from Exhibit 4.23 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.24+ Software License Agreement between Internet Opportunity Entertainment Ltd. and Softec Systems Caribbean Inc. dated March 19, 1998 (incorporated herein by reference from Exhibit 4.24 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.25+ Software License Agreement between Real Entertainment Ltd. and Softec Systems Caribbean Inc. dated May 10, 1999 (incorporated herein by reference from Exhibit 4.25 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.26 Internet Service Agreement between EFS Caribbean Inc. and Cable and Wireless (West Indies) Ltd. (incorporated herein by reference from
         Exhibit 4.26 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.27 Letter regarding termination of Liam Gillen dated September 6, 2002 (incorporated herein by reference from Exhibit 4.27 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.28 Guarantee from Nicholas Jackson in favor of Goodison Park Limited (incorporated herein by reference from Exhibit 4.28 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.29* Settlement Agreement between EMC Corporation and EMC Corporation of Canada and Starnet Communication Canada Inc., World Gaming PLC., and Inphinity Interactive dated December 30, 2003

4.30* Settlement Agreement between Sunrise International Leasing Corporation of Canada and World Gaming PLC dated August 15, 2003

4.31*+ License and Services Agreement between Oracle Corporation Canada Inc. and World Gaming PLC dated May 29, 2003

4.32*+ Amendment Agreements between Oracle Corporation Canada Inc. and World Gaming PLC in respect of the License and Services Agreement dated February 24, 2004

4.34* Settlement Agreement between Sinsational Intertainment Inc. and Softec Systems Caribbean Inc. and World Gaming PLC dated October 31, 2003

4.35* Independent Contractor Agreement between Inphinity Interactive Inc. and Mark Hetherington

21.1*    List of Subsidiaries

23.1*    Consent of HJ & Associates, LLC

31.1* Certification by A. Daniel Moran, CEO, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2* Certification by David Naismith, CFO, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1* Certification by A. Daniel Moran, CEO, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2* Certification by David Naismith, CFO, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
_________

*  Filed herewith.

+ Certain terms of this agreement are subject to a request for confidential treatment with the SEC.

                        WORLD GAMING PLC AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                     DECEMBER 31, 2003 AND DECEMBER 31, 2002

                                 C O N T E N T S


Independent Auditors' Reports............................................... F-3

Consolidated Balance Sheets................................................. F-6

Consolidated Statements of Operations and Other Comprehensive Loss.......... F-8

Consolidated Statements of Stockholders' Equity.............................F-10

Consolidated Statements of Cash Flows.......................................F-12

Notes to the Consolidated Financial Statements..............................F-14

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
World Gaming Plc and Subsidiaries
London, England

We have audited the accompanying consolidated balance sheet of World Gaming Plc and Subsidiaries as of December 31, 2003 and the related consolidated statements of operations and other comprehensive income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of World Gaming Plc and Subsidiaries as of December 31, 2003 and the consolidated results of their operations and other comprehensive income, and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ HJ & Associates LLC
H.J & Associates LLC
Salt Lake City, Utah, U.S.A.
March 25, 2004

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
World Gaming Plc and Subsidiaries
Reading, England

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

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 13 to the [2002] consolidated financial statements, the Group has accumulated significant losses, has negative working capital, a deficit in stockholders equity and significant litigation, all of which raises significant doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 13 [to the 2002 consolidated financial statements]. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Baker Tilly
Baker Tilly
London, UK
June 30, 2003

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of World Gaming Plc and Subsidiaries
Vancouver, Canada

We have audited the accompanying consolidated statements of operations and other comprehensive loss, stockholders' equity and cash flows for the eight months ended December 31, 2001 of World Gaming Plc and subsidiaries. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of World Gaming Plc and Subsidiaries at December 31, 2001 and the consolidated results of their operations and their cash flows for the eight months ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

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


/s/ HJ & Associates, LLC
HJ & Associates, LLC
Salt Lake City, Utah, U.S.A.
February 25, 2002 and July 31, 2002


WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US$)

                                                                             DECEMBER 31, 2003        DECEMBER 31, 2002
_______________________________________________________________________________________________________________________

ASSETS

Current assets
       Cash and cash equivalents ............................................     $      2,657              $      922
       Reserves  and deposits with credit card processors (Note 3) ..........            5,948                   1,484
       Accounts receivable, net (Note 4) ....................................              242                     606
       Accounts receivable from related party (Note 4) ......................            1,296                   2,204
       Prepaid expenses and deposits (Note 5) ...............................              594                     230

_______________________________________________________________________________________________________________________

            Total Current Assets ............................................           10,737                   5,446

CAPITAL ASSETS, Net (Note 6) ................................................            1,854                   2,931

_______________________________________________________________________________________________________________________

            TOTAL ASSETS ....................................................     $     12,591              $    8,377
_______________________________________________________________________________________________________________________


                The accompanying notes are an integral part of these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(IN THOUSANDS OF US$)

                                                                             DECEMBER 31, 2003        DECEMBER 31, 2002
_______________________________________________________________________________________________________________________

LIABILITIES

Current liabilities
       Accounts payable and accrued liabilities (Note 7) ....................     $      6,444              $    5,198
       Accrual for legal claims (Note 8) ....................................              215                   1,200
       Funds held on deposit (Note 9) .......................................            2,160                   1,593
       Deferred revenue .....................................................                -                     127
       Current portion of loans payable to related party (Note 10) ..........              803                   1,458
       Current portion of loans payable .....................................              645                     100
       Current portion of capital lease obligations (Note 11) ...............              596                   1,351
_______________________________________________________________________________________________________________________

            Total Current Liabilities .......................................           10,863                  11,027

Long-term liabilities
         Loans payable to related party (Note 10) ...........................                -                     655
         Convertible Note payable to related party (Note 12) ................              900                       -
         Capital lease obligations (Note 11) ................................                -                     240
_______________________________________________________________________________________________________________________

            Total Liabilities ...............................................           11,763                  11,922

SHAREHOLDERS' EQUITY
       Capital stock (Note 13) ..............................................           25,992                  24,192
       Deficit ..............................................................          (23,723)                (26,681)
       Accumulated other comprehensive loss .................................           (1,441)                 (1,056)
_______________________________________________________________________________________________________________________

           Total Shareholders' Equity .......................................              828                  (3,545)
_______________________________________________________________________________________________________________________

           TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .......................     $     12,591              $    8,377
_______________________________________________________________________________________________________________________


                The accompanying notes are an integral part of these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS
(IN THOUSANDS OF US$)

                                                        YEAR ENDED        YEAR ENDED       YEAR ENDED     EIGHT MONTHS
                                                      DECEMBER 31,      DECEMBER 31,     DECEMBER 31,   ENDED DECEMBER
                                                              2003              2002             2001         31, 2001
______________________________________________________________________________________________________________________
                                                                                          (UNAUDITED)
REVENUE
       Royalties and fees ............................ $    17,621       $    16,145      $    17,547      $    11,682
       Licensing .....................................           -               632              628              425
       Gateway Development Fees ......................          77                 -                -                -
______________________________________________________________________________________________________________________

                                                            17,698            16,777           18,175           12,107


COST OF SALES ........................................       2,150             1,704            4,316            2,276
______________________________________________________________________________________________________________________

                                                            15,548            15,073           13,859            9,831

EXPENSES
       Development, selling, general and
         administrative ..............................      10,157            12,970           18,136            9,448
       Provision for bad debts .......................         344             3,400            2,169              267
       Legal .........................................         739               798            1,391              745
       Restructuring of operations ...................           -                 -            1,536                -
       Accrued settlement of legal issues ............          45                 -            4,341            (183)
       Depreciation and amortization .................       1,933             3,168            2,607            1,745
       Interest and bank charges .....................         203               147              144              180
______________________________________________________________________________________________________________________

                                                            13,421            20,483           30,324           12,202
______________________________________________________________________________________________________________________

PROFIT/(LOSS) FROM OPERATIONS ........................       2,127            (5,410)         (16,465)          (2,371)

Conversion feature on Convertible Debt (Note 12) .....        (150)                -                -                -
______________________________________________________________________________________________________________________

OTHER INCOME (Note 11) ...............................         981                92              188              135
______________________________________________________________________________________________________________________

PROFIT/(LOSS) FROM CONTINUING OPERATIONS BEFORE
INCOME TAXES .........................................       2,958            (5,318)         (16,277)          (2,236)
______________________________________________________________________________________________________________________

INCOME TAX EXPENSE (RECOVERY)
     Current (Note 14) ...............................           -                 -                -                -
     Deferred (Note 14) ..............................           -                 -                -                -
______________________________________________________________________________________________________________________

        Total Income Taxes ...........................           -                 -                -                -
______________________________________________________________________________________________________________________

NET PROFIT/(LOSS) .................................... $     2,958       $    (5,318)     $   (16,277)     $    (2,236)
______________________________________________________________________________________________________________________


                The accompanying notes are an integral part of these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS (CONTINUED)
(IN THOUSANDS OF US$)

                                                        YEAR ENDED        YEAR ENDED       YEAR ENDED     EIGHT MONTHS
                                                      DECEMBER 31,      DECEMBER 31,     DECEMBER 31,   ENDED DECEMBER
                                                              2003              2002             2001         31, 2001
______________________________________________________________________________________________________________________
                                                                                          (UNAUDITED)
NET PROFIT/(LOSS) brought forward .................... $     2,958       $    (5,318)     $   (16,277)     $    (2,236)

OTHER COMPREHENSIVE INCOME/(LOSS)

     Foreign currency translation ....................        (385)              (85)            (672)            (263)
______________________________________________________________________________________________________________________

          Total Other Comprehensive Loss .............        (385)              (85)            (672)            (263)
______________________________________________________________________________________________________________________

NET COMPREHENSIVE PROFIT/(LOSS) ...................... $     2,573       $    (5,403)     $   (16,949)     $    (2,499)
______________________________________________________________________________________________________________________

BASIC PROFIT/(LOSS) PER SHARE ........................ $      0.07       $     (0.16)     $     (0.50)     $     (0.07)
______________________________________________________________________________________________________________________

FULLY DILUTED PROFIT/(LOSS) PER SHARE ................ $      0.05       $     (0.16)     $     (0.50)     $     (0.07)
______________________________________________________________________________________________________________________

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING ..........................................  42,932,416        34,193,181       33,442,496       33,997,263
______________________________________________________________________________________________________________________

FULLY DILUTED WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING ...................................  56,402,085        34,193,181       33,442,496       33,997,263
______________________________________________________________________________________________________________________


                The accompanying notes are an integral part of these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003, THE YEAR ENDED DECEMBER 31,2002 AND THE
EIGHT MONTHS ENDING DECEMBER 31, 2001

                                          Common Stock                                        Accumulated
                                     _______________________                                     Other       Retained
                                                               Subscription     Deferred     Comprehensive   Earnings
                                       Shares       Amount      Receivable    Compensation   Income (Loss)   (Deficit)
_______________________________________________________________________________________________________________________

Balance, April 30, 2001 ............ 32,193,181   $  22,394       $ (310)        $ (38)        $   (708)     $ (19,127)

Shares issued pursuant to
conversion of long-term debt .......  2,000,000       1,500            -             -                -              -

Options issued below market value ..          -         504            -          (130)               -              -

Cash received on subscriptions
receivable .........................          -          15          310             -                -              -

Share issue costs pursuant to
reorganization .....................          -        (225)           -             -                -              -

Movement in other comprehensive
income(loss) - foreign currency
translation adjustments ............          -           -            -             -             (263)             -

Net loss for the year ended
December 31, 2001 ..................          -           -            -             -                -         (2,236)
_______________________________________________________________________________________________________________________

BALANCE, DECEMBER 31, 2001 ......... 34,193,181      24,188            -          (168)            (971)       (21,363)
_______________________________________________________________________________________________________________________

Balance, January 1, 2002 ........... 34,193,181      24,188            -          (168)            (971)       (21,363)

Options issued below market value ..          -           4            -           168                -              -

Movement in other comprehensive
income(loss) - foreign currency
translation adjustments ............          -           -            -             -              (85)             -

Net loss for the year ended
December 31, 2002 ..................          -           -            -             -                -         (5,318)
_______________________________________________________________________________________________________________________

BALANCE, DECEMBER 31, 2002 ......... 34,193,181   $  24,192       $    -         $   -         $ (1,056)     $ (26,681)
_______________________________________________________________________________________________________________________


                The accompanying notes are an integral part of these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2003, THE YEAR ENDED DECEMBER 31,2002 AND THE
EIGHT MONTHS ENDING DECEMBER 31,2001

                                          Common Stock                                        Accumulated
                                     _______________________                                     Other       Retained
                                                               Subscription     Deferred     Comprehensive   Earnings
                                       Shares       Amount      Receivable    Compensation   Income (Loss)   (Deficit)
_______________________________________________________________________________________________________________________

Balance, January 1, 2003 ........... 34,193,181   $  24,192       $    -         $   -         $ (1,056)     $ (26,681)

Issues of Class Action settlement
shares during 2003 .................  6,588,226       1,050            -             -                -              -

New Share issued to Goodison Park
Ltd. ...............................  5,000,000         600            -             -                -              -

Beneficial conversion feature
related to convertible debt ........          -         150            -             -                -              -

Movement in other comprehensive
income (loss) - foreign currency
translation adjustments ............          -           -            -             -             (385)             -

Net profit for the year ended
December 31, 2003 ..................          -           -            -             -                -          2,958
_______________________________________________________________________________________________________________________

BALANCE, DECEMBER 31, 2003 ......... 45,781,407   $  25,992       $    -         $   -         $ (1,441)     $ (23,723)
_______________________________________________________________________________________________________________________


                The accompanying notes are an integral part of these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN THOUSANDS OF US$)

                                                           YEAR ENDED      YEAR ENDED      YEAR ENDED      EIGHT MONTHS
                                                         DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    ENDED DECEMBER
                                                                 2003            2002            2001          31, 2001
_______________________________________________________________________________________________________________________
                                                                                          (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES

   Profit/(Loss) for the period .........................   $  2,958        $ (5,318)      $ (16,277)         $ (2,236)
   Adjustments to reconcile net profit/(loss) to net
    cash provided by operating activities:
      Depreciation and amortization .....................      1,933           3,168           2,607             1,745
      Gain on disposal of fixed assets ..................          -              74              14                14
      Deferred compensation .............................          -             168             168               374
      Option based compensation expense .................          -               -               -                 -
      Write-off of long-term receivable .................          -               -               -                 -
   Change in current assets and liabilities-
      Decrease (increase) in reserves with credit
       card processors ..................................     (4,464)          1,048             514             1,231
      Decrease (increase) in accounts receivable and
       employee loans and advances ......................      1,272            (151)          1,481            (1,047)
      Decrease (increase) in prepaid expenses and
       Deposits .........................................       (364)            208             206               202
      Decrease (increase) in other assets ...............          -             209             407                53
      Increase (decrease) in accounts payable and
      accrued liabilities ...............................      1,246            (713)          3,410            (4,395)
      Increase (decrease) in income taxes payable .......          -               -               -                 -
      Increase (decrease)in legal claims accrual ........         65            (448)           (552)           (1,411)
      Increase (decrease) in funds held on deposit ......        567            (133)              8               110
      Increase (decrease) in deferred revenue ...........       (127)              -               -                 -
_______________________________________________________________________________________________________________________

      Net Cash provided(used) in Operating
           Activities ...................................      3,086          (1,888)         (8,014)           (5,360)
_______________________________________________________________________________________________________________________

CASH FLOWS FROM INVESTMENT ACTIVITIES

   Purchase of capital assets, net ......................       (219)         (1,412)           (751)             (653)

   Transfer from (to) restricted cash ...................          -               -           7,630             3,925
_______________________________________________________________________________________________________________________

      Net Cash Provided by (Used in) Investing
      Activities ........................................   $   (219)       $ (1,412)      $   6,879          $  3,272
_______________________________________________________________________________________________________________________


                The accompanying notes are an integral part of these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
(IN THOUSANDS OF US$)

                                                           YEAR ENDED      YEAR ENDED      YEAR ENDED      EIGHT MONTHS
                                                         DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    ENDED DECEMBER
                                                                 2003            2002            2001          31, 2001
_______________________________________________________________________________________________________________________
                                                                                          (UNAUDITED)

CASH FLOWS FROM FINANCING ACTIVITIES

      Proceeds on subscription receivable ...............   $      -        $      -       $     366          $    325
      Payments received on long-term receivable .........          -               4           1,555                 -
      Proceed from issuance of shares ...................        600               -               -                 -
      Proceeds from New Loans ...........................      1,002           2,213               -                 -
      Oracle Note, net ..................................        595               -               -                 -
      Net repayments of Loans payable ...................     (1,346)              -               -                 -
      Principal repayment under capital lease
      obligations .......................................     (1,598)           (116)           (392)             (286)
_______________________________________________________________________________________________________________________

      Net Cash Provided by Financing Activities .........       (747)          2,101           1,529                39
_______________________________________________________________________________________________________________________

EFFECT OF EXCHANGE RATES ON CASH ........................       (385)            (85)           (672)             (263)
_______________________________________________________________________________________________________________________

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT
  DURING THE PERIOD .....................................      1,735          (1,284)           (278)           (2,312)
_______________________________________________________________________________________________________________________

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ..........        922           2,206           2,484             4,518
_______________________________________________________________________________________________________________________

CASH AND CASH EQUIVALENTS, END OF PERIOD ................   $  2,657        $    922       $   2,206          $  2,206
_______________________________________________________________________________________________________________________

Supplementary cash flow information: Other non-cash
financing and investing transactions:
    Leased assets acquired ..............................   $  1,002        $    452       $       -          $      -
    Loan converted to Shares ............................   $      -        $      -       $   1,500          $      -
    Beneficial conversion feature on Note Payable .......   $    150        $      -       $       -          $      -
    Issue of Shares in settlement of class action suit ..   $  1,050        $      -       $       -          $      -
    Settlement of Capital Lease obligations .............   $  1,105        $      -       $       -          $      -

Cash paid for:
    Interest paid .......................................   $    203        $    147       $       -          $      -
    Income taxes paid ...................................   $      -        $      -       $       -          $      -


                The accompanying notes are an integral part of these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

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

NOTE 2 - ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is set out below:

a. Basis of Presentation

The consolidated financial statements include the accounts of World Gaming and all its wholly-owned subsidiaries (collectively the "Company"). All significant inter-company balances and transactions have been eliminated. Unless otherwise stated, all amounts are in thousands of US Dollars. The Company has 10 subsidiaries which have been listed below:

      WG International Limited (incorporated in UK)
      World Gaming Europe Limited (incorporated in UK)
      Starnet Communications International, Inc. (incorporated in Delaware, USA) Starnet Systems International Inc. (incorporated in Antigua)
      EFS Caribbean Inc. (incorporated in Antigua)
      EFS USA Inc. (incorporated in Nevada, USA)
      EFS St. Kitts Inc. (incorporated in St. Kitts)
      Inphinity Interactive Inc. (incorporated in Canada)
      World Gaming Services Inc. (incorporated in Antigua)
      Starnet Communications Canada Inc. (incorporated in Canada).

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

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 2 - ACCOUNTING POLICIES (continued)

c. Capital Assets

Property and equipment are recorded at cost and are depreciated or amortized using the straight-line method over the estimated useful life of the assets at the following rates:

         Furniture and fixtures .............................  3 years
         Computer hardware and equipment ....................  3 years
         Computer software ..................................  3 years
         Automobiles ........................................  4 years
         Domain name ........................................  5 years

Leasehold improvements are amortized over the term of the related lease using the straight-line method.

One-half of the normal depreciation rate is applied in the year of acquisition or capitalization of capital assets. If an asset is disposed off before expiration of its estimated useful life, one-half of the normal depreciation rate is charged for that year.

d. Cash

For the purposes of the statement of cash flows, cash consist of cash on hand, balances with banks, and investments in money market instruments

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

In accordance with SFAS No. 95, "Statement of Cash Flows," the cash flows of the Company's foreign subsidiaries are translated using the weighted average exchange rates during the respective period. As a result, amounts in the statement of cash flows related to changes in asset and liabilities will not necessarily agree with the changes in the corresponding balances on the balance sheet which was translated at the exchange rate at the end of the period. The effect of exchange rate changes on foreign cash and cash equivalents is reported as a separate element of the statement of cash flows, if significant.

f. Leases

Leases which transfer substantially all of the benefits and risks of ownership are recorded as the acquisition of assets and incurrence of obligations. Under this method of accounting, both assets and obligations, including interest thereon, are amortized over the life of the lease.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 2 - ACCOUNTING POLICIES (continued)

g. Advertising

The Company expenses the costs of advertising as incurred. During the year ended December 31, 2003, the year ended December 31, 2002 and the eight months ended December 31, 2001 the Company expensed $39, $54, and $234 respectively of advertising costs.

h. Net Earnings (Loss) Per Common Share

The Company has adopted Statement of Financial Accounting Standards No. 128 ("FAS 128") regarding the determination and disclosure of earnings (loss) per share for the purpose of preparing its financial statements. The calculations of net earnings (loss) per common share are based upon the weighted average number of common shares of the Company outstanding during each year. The adoption of FAS 128 has no impact on previously reported information. Fully diluted earnings per share has been determined with the inclusion of 13,469,669 of common stock equivalents.

i. Stock Options

As permitted by FASB Statement 123 "Accounting for Stock Based Compensation" (SFAS No. 123) as amended by FASB Statement 148 (SFAS No. 148), the Company elected to measure and record compensation cost relative to employee stock option costs in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations and make proforma disclosures of net income and earnings per share as if the fair value method of valuing stock options had been applied. Under APB Opinion 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

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

k. Recent and Newly Issued Accounting Pronouncements

On April 30, 2002, the FASB issued FASB Statement No. 145 (SFAS 145), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds both FASB Statement No. 4 (SFAS 4), "Reporting Gains and Losses from Extinguishment of Debt," and the amendment to SFAS 4, FASB Statement No. 64 (SFAS 64), "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." Through this rescission, SFAS 145 eliminates the requirement (in both SFAS 4 and SFAS 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. However, an entity is not prohibited from classifying such gains and losses as extraordinary items, so long as it meets the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, SFAS 145 amends paragraph 14(a) of FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 2 - ACCOUNTING POLICIES (continued)

sale-leaseback transactions. The amendment requires that a lease modification
(1) results in recognition of the gain or loss in the 9 financial statements,
(2) is subject to FASB Statement No. 66, "Accounting for Sales of Real Estate," if the leased asset is real estate (including integral equipment), and (3) is subject (in its entirety) to the sale-leaseback rules of FASB Statement No. 98, "Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases." Generally, FAS 145 is effective for transactions occurring after May 15, 2002. The Company does not expect that the adoption of SFAS 145 will have a material effect on its financial performance or results of operations.

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

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 2 - ACCOUNTING POLICIES (continued)

contracts entered into or modified after June 30, 2003. The statement will be applicable to existing contracts and new contracts relate to forward purchases or sales of when-issued securities or other securities that do not yet exist. The Company does not expect that the adoption of SFAS 149 will have a material effect on the Company's financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement will be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the period of adoption. The Company does not expect that the adoption of SFAS 150 will have a material effect on the Company's financial statements.

FASB INTERPRETATION NO. 45 -- "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57 and 107". The initial recognition and initial measurement provisions of this Interpretation are to be applied prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation were effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FASB Interpretation No. 45 did not have a material effect on the consolidated financial statements of the Company.

FASB INTERPRETATION NO. 46 -- In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities." FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights, variable interest entities, and how to determine when and which business enterprises should consolidate variable interest entities. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material impact on the Company's consolidated financial statements.

During the year ended December 31, 2003, the Company adopted the following Emerging Issues Task Force Consensuses: EITF Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables", EITF Issue No. 01 -8 " Determining Whether an Arrangement Contains a Lease", EITF Issue No. 02-3 "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities", EITF Issue No. 02-9 "Accounting by a Reseller for Certain Consideration Received from a Vendor", EITF Issue No. 02-17, "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination", EITF Issue No. 02-18 "Accounting for Subsequent Investments in an Investee after Suspension of Equity Method Loss Recognition", EITF Issue No. 03-1, "The Meaning of Other Than Temporary and its Application to Certain Instruments", EITF Issue No. 03-5, "Applicability of AICPA Statement of Position 9702, 'Software Revenue Recognition' to Non-Software Deliverables in an Arrangement Containing More Than Incidental Software", EITF Issue No. 03-7, "Accounting for the Settlement of the Equity Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to be Settled in Stock", EITF Issue No. 03-10, "Application of EITF Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 2 - ACCOUNTING POLICIES (continued)

m. Software Development Costs

The Company applies the provisions of SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". During the year ended December 31, 2003, the Company was completing the development of the following products:

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

VIRTUAL GAMES

Virtual Games was launched in December 2003 on World Gaming's system featuring two games: Virtual Derby and Super Hi Lo. Virtual Derby is an interactive fantasy horse racing game that allows bettors to place wagers on a six-horse field. Bettors can research the standings of jockeys, trainers, horses and track conditions before placing a win and/or exacta wagers. Super Hi Lo is card game that allows bettors to wager on various card combinations. Bettors have the opportunity to win big by attempting to place a number of cumulative wagers as part of the same game.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 2 - ACCOUNTING POLICIES (continued)

n. Long-lived assets

In accordance with SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, long-lived assets, including goodwill associated with other long-lived assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Any changes in estimated useful life are recorded prospectively and any impairment adjustments are recorded as expense in the period the impairment occurs. The amount of any impairment considered necessary would be determined by comparing the book value of the net assets in the applicable line of business to fair value using methods such as the present-value of estimated future cash flows, sale value or other valuation methodologies available at the time, depending on the stage of development of the line of business and the Company's intentions at the time an impairment adjustment was considered necessary.

o. Unaudited Information

The consolidated financial statements for the year ended December 31, 2001 has been prepared by management without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present the information have been made.

NOTE 3 - RESERVES WITH CREDIT CARD PROCESSORS

Reserves and balances with credit card processors consist of rolling reserves and balances held by merchant banks awaiting transfer to the Company's bank accounts. At December 31, 2003 and December 31, 2002, the balance of these reserves was $5,948 and $1,484 respectively.

NOTE 4 - ACCOUNTS RECEIVABLE

                                       December 31, 2003      December 31, 2002
                                       -----------------      -----------------
   Amounts due from licensees .......        $ 386                  $ 592
   Income tax receivable (Note 13) ..            -                    120
   Other ............................          102                    104
   Less: allowance for bad debts ....         (246)                  (210)
                                             -----                  -----
                                             $ 242                  $ 606
                                             =====                  =====

In addition, accounts receivable from Sportingbet Plc, a related entity, at December 31, 2003 totaled $1,296 (2002: $2,204).

NOTE 5 - PREPAID EXPENSES AND DEPOSITS

                                       December 31, 2003      December 31, 2002
                                       -----------------      -----------------
   Rental security deposits .........         $ 57                  $  55
   Insurances .......................          188                      -
   Oracle technical support .........           79                      -
   Other prepayments ................          270                    175
                                             -----                  -----
                                             $ 594                  $ 230
                                             =====                  =====

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 6 - CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation and consist of the following:

DECEMBER 31, 2003                                       ACCUMULATED     NET BOOK
                                              COST      DEPRECIATION     VALUE
                                            --------    ------------    --------

Computer hardware and equipment ..........  $  7,035      $ 6,415       $   620
Computer hardware under capital leases ...     1,627        1,627             -
Automobiles under capital leases .........       180          111            69
Leasehold improvements ...................       469          353           116
Furniture and fixtures ...................       394          342            52
Computer software ........................     3,660        2,663           997
Domain name ..............................        45           45             -
                                            --------      -------       -------
                                            $ 13,410      $11,556       $ 1,854
                                            ========      =======       =======


DECEMBER 31, 2002                                       ACCUMULATED     NET BOOK
                                              COST      DEPRECIATION     VALUE
                                            --------    ------------    --------

Computer hardware and equipment ..........  $  6,916      $ 5,218       $ 1,698
Computer hardware under capital leases ...     1,729        1,395           334
Automobiles under capital leases .........       114           86            28
Leasehold improvements ...................       469          246           223
Furniture and fixtures ...................       385          302            83
Computer software ........................     2,827        2,274           553
Domain name ..............................        45           33            12
                                            --------      -------       -------
                                            $ 12,485      $ 9,554       $ 2,931
                                            ========      =======       =======

During the year ended December 31, 2003, and the year ended December 31, 2002 the Company recorded depreciation expense of $1,933 and $3,168 respectively.

NOTE 7 - ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

                                       December 31, 2003      December 31, 2002
                                       -----------------      -----------------
   Accounts payable ...................    $   762                $ 1,663
   Amounts due to licensees ...........      4,567                  2,074
   Accrued liabilities ................      1,115                  1,461
                                           -------                -------
                                           $ 6,444                $ 5,198
                                           =======                =======

Amounts due to licensees represent amounts held in cash or with credit card processors on behalf of licensees.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 8 - ACCRUAL FOR LEGAL CLAIMS

                                       December 31, 2003      December 31, 2002
                                       -----------------      -----------------
   Accrual for legal claims ...........      $ 215                 $ 1,200
                                             -----                 -------
                                             $ 215                 $ 1,200
                                             =====                 =======

Legal claim accruals for the year ending December 31, 2003 represent a final payment of three equal payments in respect of a settlement with a prospective licensee and for other legal matters pending. The balance as at December 31, 2002 represents related costs in respect of a class action matter. This liability was extinguished in March 2003 through the issue of American Depositary Shares in the Company to the value of $1,050,000 and $50,000 in cash.

NOTE 9 - FUNDS HELD ON DEPOSIT

                                       December 31, 2003      December 31, 2002
                                       -----------------      -----------------
   Licensee customer deposits .........     $ 2,160                $ 1,593
                                            -------                -------
                                            $ 2,160                $ 1,593
                                            =======                =======

As of December 31, 2003, the Company held cash and credit card processor reserves in the form of customer account "e-cash" balances representing cash funds deposited by customers of the Company's licensees. These deposits are non-interest bearing and are repayable on demand.

NOTE 10 - LOANS PAYABLE

                                       December 31, 2003      December 31, 2002
                                       -----------------      -----------------
   Loans - current ....................     $   853                $ 1,558
   Oracle loan note ...................         595                      -
                                            -------                -------
                                            $ 1,448                $ 1,558
                                            =======                =======

At December 31, 2003, the Company had a loan from SportingBet Plc, a related company with a balance payable of $769 and imputed interest of $18 which is included in the loan balances above. This loan balance from SportingBet Plc is secured by a floating charge on some intellectual property of the company and on certain identified equipment.

On May 30, 2003 the Company entered into a License and Services Agreement with Oracle Corporation Canada Inc for the provision of limited rights to use certain Oracle software products together with product support and software updates. The total commitment in respect of this agreement was $1,002 payable in accordance with a monthly payment schedule over twenty months ending December 2004.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 11 - CAPITAL LEASE OBLIGATIONS

At December 31, 2003, the Company had entered into capital leases for equipment and automobiles. The future payments for the 12 months ended December 31 are:

   2004                                                             $ 599
                                                                    -----
                               Total minimum lease payments ......    599
   Less amounts representing interest at rates varying from
   6.0% to18.0% ..................................................     (3)
                                                                    -----

   Present value of minimum lease payments .......................    596
   Less: Current portion of capital lease obligations ............    596
                                                                    -----

   Long-term portion of capital lease obligations ................  $   -
                                                                    =====

During the year ended December 31, 2003, the Company entered into settlement agreements with all its disputed capital leases and payments are being made in accordance with the settlement agreements. As a result of these settlements, an amount of $834 was recognised and included in other income in the profit and loss account for the year.

Additionally, part of the settlement arrangements provided that, should the company default on its payment arrangements, there would be a maximum potential obligation of $1,800 less amounts paid to the date of default. All scheduled repayments due at December 31, 2003 have been paid in accordance with the settlement agreements.

NOTE 12 - CONVERTIBLE NOTE PAYABLE - RELATED PARTY

                                       December 31, 2003      December 31, 2002
                                       -----------------      -----------------
   Convertible loan note ..............      $ 900                  $   -
                                             -----                  -----
                                             $ 900                  $   -
                                             =====                  =====

On April 4, 2003 Goodison Park Ltd., a wholly-owned subsidiary of Sportingbet Plc, a related party, invested in World Gaming Plc through a $900 loan note, convertible into 7,500,000 shares of the Company's common stock at $0.12 per share at Sportingbet Plc's discretion after a two year term. The closing market price of the company's common stock on the date of issue was $0.14 per share. Accordingly a non-cash expense has been recognized for the beneficial conversion discount on the loan note of $150.

The company recorded imputed interest of $11 related to this loan which is included in the current loans payables balances in note 10 above.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 13 - CAPITAL STOCK

Authorized 500,000,000 ordinary shares, par value STG 0.002.

(a) The Company had the following shares issued and outstanding:

                                         Year ended              Year ended
                                      December 31, 2003       December 31, 2002
                                     --------------------   --------------------
Outstanding Class A shares,
beginning of year .................. 34,193,181  $ 24,192   34,193,181  $ 24,188

Options issued below market
value ..............................          -         -            -         -

Shares issued pursuant to
settlement of Class Action suit ....  6,588,226     1,050            -         -

Shares issued to Goodison Park Ltd.   5,000,000       600            -         -

Beneficial conversion feature
related to convertible debt ........          -       150            -         -

Options issued below market value ..          -         -            -         4
                                     ----------  --------   ----------  --------

Outstanding Class A shares,
end of year ........................ 45,781,407  $ 25,992   34,193,181  $ 24,192
                                     ==========  ========   ==========  ========

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

On August 5, 2003 the Board of Directors authorized the issuance of up to 1,500,000 additional options to employees at an exercise price of $0.15, being the closing market price on the grant date, of which 1,475,000 were issued. Options issued subsequent to April 11, 2003 to employees generally vest at the conclusion of two years of service, while options issued to directors vest partially within 1 year with the remainder vesting at the conclusion of a two year service period. Options expire ten years after the date granted.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 13 - CAPITAL STOCK (continued)

A summary of the Company's stock option activity and related information follows:
                                        Year ended              Year ended
                                     December 31, 2003       December 31, 2002
                                    --------------------   --------------------
Beginning of period ............    6,942,219    $  1.49   11,794,862    $ 1.98
Granted ........................    5,475,000       0.15      675,000      0.89
Exercised ......................            -          -            -         -
Forfeited and adjusted .........   (1,598,495)     (1.65)  (5,527,643)    (2.46)
                                   ----------    -------   ----------    ------

End of period ..................   10,818,724    $  0.78    6,942,219    $ 1.49
                                   ==========    =======    =========    ======

At December 31, 2003, options outstanding were as follows:

                                       Options Outstanding                           Options Exercisable
                               --------------------------------------    -------------------------------------------
                                             Weighted                                     Weighted
                                              Average       Weighted                      Average        Weighted
                                             Remaining      Average                      Remaining        Average
                               Number of    Contractual     Exercise       Number of    Contractual      Exercise
 Range of Exercise Prices       Options     Life (Years)      Price          Options     Life (Years)       Price
 --------------------------------------------------------------------    -------------------------------------------
 $0.14 - $1.00                  8,302,122       7.3          $  0.24       3,561,237         5.9          $   0.31
 $1.01 - $1.50                    517,470       4.8          $  1.37         475,968         4.7          $   1.37
 $1.51 - $2.50                  1,029,370       3.0          $  2.23         996,036         2.9          $   2.22
 $2.51 - $5.99                    951,262       5.8          $  3.45         917,928         5.7          $   3.42
 $6.00 - $11.00                    18,500       5.0          $  8.01          18,500         5.0          $   8.01
 --------------------------------------------------------------------    -------------------------------------------

 $0.31 - $11.00                10,818,724      6.64          $  0.78       5,969,669         5.27         $   1.22
 ====================================================================    ===========================================

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 13 - CAPITAL STOCK (continued)

(c) Accounting for Stock Based Compensation

The Company has adopted the disclosure-only provisions of FAS 123 as amended by SFAS No. 148, Accounting for "Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 2001 and 2000 consistent with the provisions of SFAS No. 123, the Company's loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                     Year ended     Year ended
                                                      December       December
                                                      31, 2003       31, 2002
                                                     ----------     ----------
Net profit/(loss) as reported .....................   $ 2,958        $ (5,318)
Pro forma net profit/(loss) under FAS 148 .........   $ 2,754        $ (5,389)
Net profit/(loss) per share - basic, as reported ..   $  0.07        $  (0.16)
Pro forma net profit/(loss) per share Basic .......   $  0.06        $  (0.16)
Fully Diluted .....................................   $  0.05        $  (0.16)

For purposes of pro forma disclosures, the estimated fair value of options granted is amortized to expense over a 2 year period. The fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

                                  December 31, 2003          December 31, 2002
                                  -----------------          ----------------
Dividend yield ................            0%                         0%
Expected volatility ...........          146%                       157%
Risk-free interest rate .......        2.377%                      2.18%
Expected lives ................       3 years                    3 years

NOTE 14 - INCOME TAXES

The Company's operations located in Canada are subject to tax to the extent that income is generated in the country. For the year ended December 31, 2003 and the year ended 31 December, 2002, the losses related to development activities allow a recovery of tax previously paid:

                                                   December 31,     December 31,
                                                       2003             2002
                                                   ------------     ------------
Tax payable (receivable) - beginning of year .....   $ (123)           $ (123)
Provision for (recover of) current income tax ....      123                 -
Payments of tax ..................................        -                 -
Difference due to exchange rate ..................        -                 -
                                                     ------            ------

Tax receivable - end of year (Note 4) ............   $    -            $ (123)
                                                     ======            ======

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 14 - INCOME TAXES (continued)

At December 31, 2003, the Company had net operating losses to carry-forward in its Canadian companies of approximately $18,864 that may be offset against future taxable income in Canada through 2009. No tax benefit has been reported in the consolidated financial statements as the Company believes that the carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount. The income tax benefit differs from the amount computed at income tax rates of approximately 45% as follows:

                                            For the year      For the year
                                               ended             ended
                                            December 31,      December 31,
                                               2003              2002
                                            ------------      ------------

Income tax benefit at statutory rate .....   $  2,285           $  2,579
Change in valuation allowance ............     (2,285)            (2,579)
                                             --------           --------
                                             $      -           $      -
                                             ========           ========

Deferred tax assets (liabilities) are comprised of the following:

                                         December 31, 2003     December 31, 2002
                                        ------------------     -----------------

Income tax benefit at statutory rate ...     $  8,489              $  6,204
Change in valuation allowance ..........       (8,489)               (6,204)
                                             --------              --------
                                             $      -              $      -
                                             ========              ========

NOTE 15 - RECLASSIFICATION OF CERTAIN BALANCES

Certain balances on the balance sheet for the year ended December 31, 2002 have been reclassified, with no effect on net income (or earnings per common share), to be consistent with the classifications adopted for the year ended December 31, 2003.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

COMMITMENTS

At December 31, 2003, the Company has entered into commitments for leases for premises. The future committed payments as at December 31, 2003 are:

                           2004 ..........  $    538
                           2005 ..........       291
                           2006 ..........        92
                                            --------
                                            $    921
                                            ========

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 16 - COMMITMENTS AND CONTINGENCIES (continued)

COMMITMENTS (CONTINUED)

At December 31, 2003, the Company had employment contracts with its four principal officers. The salary and bonus compensation resulting from these contracts are as follows:

                                                                 POTENTIAL BONUS
                                    TERM OF THE      BASE       (AS A PERCENTAGE
NAME AND PRINCIPAL POSITION          CONTRACT       SALARY       OF BASE SALARY)
________________________________________________________________________________

A. Daniel Moran, Director & CEO       ongoing         $189          Up to 50%
________________________________________________________________________________

David Naismith, Director & CFO        ongoing         $156          Up to 50%
________________________________________________________________________________

David Fleming, Director & CTO         ongoing       CDN$180         Up to 30%
________________________________________________________________________________

Mark Thompson, Operations Director    ongoing         $120          Up to 75%
________________________________________________________________________________


James H. Grossman was appointed as a director and Chairman of the Board on April 11, 2003. His annual compensation for such service and up to five hours a month of legal services is (pound) 50, plus up to US $2 per month for certain additional legal services.

On April 11, 2003 the company entered into an employment agreement with Mr. Daniel Moran as a Director of the Board and Chief Executive Officer. The agreement provides for an annual salary of $189, an annual housing allowance of $25, in addition to other normal executive employment benefits.

Mr. David Fleming began employment on September 10, 2001 and he has an annual salary of CDN$180 in addition to other normal executive employment benefits.

On August 1, 2003 the company entered into an employment agreement with Mr. David Naismith as a Director of the Board and Chief Financial Officer. The agreement provides for an annual salary of $156, an annual housing allowance of $25, in addition to other normal executive employment benefits.

Mr. Mark Thompson was appointed to the position of Operations Director and Managing Director of Starnet Systems on December 1, 2002 on a salary of $120 with an annual housing allowance of $30 and certain other additional benefits.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 16 - COMMITMENTS AND CONTINGENCIES (continued)

CONTINGENCIES

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

The CCRA for the tax calendar years of 2001 and 2002 have been auditing our subsidiary, Starnet Communications International, Inc. We provided the auditors with all relevant information, and cooperated with the agency. The audit was completed during the year ending December 31, 2003 with the CCRA without any negative finding of financial penalties for the Company.

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

Sunrise Corporation commenced a lawsuit against the Company in the Superior Court of Ontario on April 16, 2002. Sunrise Corporation alleges that Starnet Canada failed to make payments for the equipment leased from Sunrise Corporation and that World Gaming is responsible for this debt. The amount of the claim is $465,211 plus interest and costs. In August 2003, the Company reached a settlement with Sunrise Corporation in consideration of a full and final release of any claims that Sunrise Corporation may have against the Company. The settlement was in the amount of $230,000 payable as $25,000 upon signing the settlement with the balance payable in equal installments of $17,083.33 beginning September 1, 2003 and ending August 1, 2004.


In November 2001, the Company entered into a lease arrangement for office space in Toronto, Canada. The Company vacated the premises in May 2002. The Company is aware that there may be some remaining liability in respect of the leased premises. The Company is not currently in a position to reliably estimate any potential liability in respect of this lease.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 16 - COMMITMENTS AND CONTINGENCIES (continued)

CONTINGENCIES (CONTINUED)

On August 6, 1998 Mitchell White commenced an action against Starnet Communications Canada Inc. for breach of his employment agreement and wrongful termination of him as a director. Mr. White alleges that as a result of his wrongful termination as an employee and director, he was not provided with a severance package in lieu of reasonable notice and he did not receive stock options that he would have otherwise received. Mr. White claims that his losses are in excess of $1.5m. The trial of this action is scheduled to begin in June, 2004. In February 2004, Starnet Communications commenced a third party claim against a former director of Starnet International, Mr. Jack Carley. It is alleged that Mr. Carley was responsible for the termination of Mr. White in 1998. Mr. Carley is also Mr. White's father-in-law. Management intends to vigorously contest the claim by Mr.White and, in doing so, pursue its third party claim against Mr. Carley. The likelihood of loss, if any, and the costs associated therewith are not determinable at this time.

In March 2000, our subsidiary, Starnet Canada, sold substantially all of the assets and undertakings comprising its adult entertainment division to 596773 B.C. Ltd. ("Chisel Media"). The sale price for the assets was $2.3 million, of which $460,000 was paid on March 31, 2000 into an attorney trust account, but subsequently was released to Starnet Canada on April 30, 2000. The balance was to be paid in monthly installments through July 1, 2003. The deferred portion of the purchase price is secured by a general security agreement in favor of Starnet Canada, and a pledge of the shares of Chisel Media Inc. The monthly installments referred to above which were to begin July 1, 2000 have not been paid by Chisel Media Inc. and at December 31, 2001, we reserved for the potential of not being able to collect the principal amount from the buyer. Starnet Canada has commenced arbitration proceedings against Chisel Media and in March 2004 we received confirmation that the case would go before an arbitrator. From June 19, 2002 until July 17, 2002, James MacKay, the shareholder of Chisel Media, has served as our interim CEO and a director, of the Company. Any settlement will be scrutinized by the Board as a related party transaction, and will be subject to the Board's approval as such.

On April 9, 2003, Starnet Systems served notice to Sinsational Intertainment ("Sinsational"), a former licensee of the Company regarding its outstanding account in the amount of $268,207 indicating the Company would terminate the agreement if the long overdue account was not made current. On April 15, 2003, Sinsational filed a statement of claim in the courts of Antigua and Barbuda against the Company for an amount of approximately $6.6 million. The Company counterclaimed for the outstanding amount due. On April 16, 2003, Sinsational acknowledged in writing the termination of its agreement with the Company. On April 16, 2003, Sinsational commenced an action against the Company and obtained an injunction preventing Starnet Systems from terminating the hosting services provided by the Company. On May 12, 2003, at the request of the Company, the court removed the injunction. On May 15, 2003 Sinsational requested that Starnet Systems cease providing services to its website. On May 23, 2003 Sinsational filed an amended statement of claim increasing the amount claimed to approximately $30.9 million alleging, among other things, breach of contract and permanent loss of shareholder value. On June 19, 2003, Sinsational obtained a new injunction preventing the Company from dealing with Sinsational's customer data. In June 2003, Sinsational applied to the International Chamber of Commerce to initiate arbitration and further amended their claim to approximately $36.4 million. On October 23, 2003, the Company agreed, with the principals of Sinsational, to terms of a settlement of this matter. The terms of this settlement provides for the agreement by Sinsational to terminate all of its claims against the Company in exchange for which the Company will not further pursue its claims against Sinsational. The settlement agreement was executed on this date.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2003 and December 31, 2002

NOTE 17 - MAJOR CUSTOMERS

Pertinent details of the gross sales to major customers during the year ended December 31, 2003 are as follows:

                                                                  PERCENT GROSS
                   CUSTOMERS                      GROSS SALES         SALES
                   ---------                      -----------     -------------
 Customer A/ SportingBet Plc, a related party       $ 11,491           67%
 Customer B .................................          3,657           21%
 Customer C .................................          1,235            7%
                                                    --------           ---
                                                    $ 16,383           95%
                                                    ========           ===

NOTE 18 - SUBSEQUENT EVENTS

By letter dated January 6, 2004, Mr Fleming's employment contract and services thereunder were terminated effective January 16, 2004. The amicable settlement in respect of Mr. Fleming's resignation entitled him to a payment of CND $33,333 in respect of accrued bonuses, four months salary including benefits payable until May 16, 2004 and other costs of CND $8,700. In addition Mr. Fleming will retain his options granted on September 10, 2001 at an exercise price of $0.88 which were to vest annually on the anniversary dates over a three year period of which 33,334 had vested at the date of his resignation. Under the settlement agreement, Mr. Fleming waived any rights that he had under his employment agreement and the agreement had certain restrictions with respect to Mr. Fleming's soliciting or competing with the Company.

On February 11, 2004 the Company closed two divisions of the business that provided a customer service solution and performed transaction processing on behalf of some licensees. The affected licensees now source these functions through another supplier.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    WORLD GAMING PLC


Date: April 4, 2004                 By:  /s/ A. Daniel Moran
                                         -----------------------------------
                                         A. Daniel Moran
                                         Chief Executive Officer
                                         (principal executive officer)
                                         and Director


Date: April 4, 2004                 By:  /s/ David Naismith
                                         -----------------------------------
                                         David Naismith
                                         Chief Financial Officer
                                         (principal accounting and financial
                                         officer) and Director


Date: April 4, 2004                 By:  /s/ Clare Roberts
                                         -----------------------------------
                                         Clare Roberts
                                         Director


Date: April 4, 2004                 By:  /s/ James H. Grossman
                                         -----------------------------------
                                         James H. Grossman
                                         Director

                                  EXHIBIT INDEX

 Exhibit
 No.                               Description
 -------                           -----------

 4.29 Settlement Agreement between EMC Corporation and EMC Corporation of Canada and Starnet Communication Canada Inc., World Gaming PLC., and Inphinity Interactive dated December 30, 2003

 4.30 Settlement Agreement between Sunrise International Leasing Corporation of Canada and World Gaming PLC dated August 15, 2003

 4.31+ License and Services Agreement between Oracle Corporation Canada Inc. and World Gaming PLC dated May 29, 2003

 4.32+ Amendment Agreements between Oracle Corporation Canada Inc. and World Gaming PLC in respect of the License and Services Agreement dated February 24, 2004

 4.34 Settlement Agreement between Sinsational Intertainment Inc. and Softec Systems Caribbean Inc. and World Gaming PLC dated October 31, 2003

 4.35 Independent Contractor Agreement between Inphinity Interactive Inc. and Mark Hetherington

 21.1     List of Subsidiaries

 23.1     Consent of HJ & Associates, LLC

 31.1 Certification by A. Daniel Moran, CEO, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

 31.2 Certification by David Naismith, CFO, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

 32.1 Certification by A. Daniel Moran, CEO, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

 32.2 Certification by David Naismith, CFO, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
__________

+ Certain terms of this agreement are subject to a request for confidential treatment with the SEC.