Form 20-F
period 2004-12-31
WORLD GAMING PLC
filed 2005-05-25
CIK 1126599

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

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-32793

                                WORLD GAMING PLC
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                England and Wales
                 (Jurisdiction of Incorporation or Organization)
                                  Jasmine Court
                                Friars Hill Road
                          St. Johns, Antigua Tel: (268)
                          480-1650 Fax: (268) 480-1656
                    (Address of Principal Executive Offices)

         Securities registered pursuant to Section 12(b) of the Act: NONE

         Securities registered pursuant to Section 12(g) of the Act: Ordinary Shares, nominal value (pound)0.002 per share, represented by American Depositary Shares evidenced by American Depositary Receipts.

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act: NONE

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2004, the Registrant had 46,331,407 ordinary shares issued and outstanding, nominal value (pound)0.002 per share.

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

[X] Item 17      [ ] Item 18

================================================================================

                                WORLD GAMING PLC

                           ANNUAL REPORT ON FORM 20-F
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

Special Note Regarding Forward-Looking Statements..............................1

PART I.........................................................................2

   Item 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.............2

   Item 2.   OFFER STATISTICS AND EXPECTED TIMETABLE...........................2

   Item 3.   KEY INFORMATION...................................................2
               Selected Financial Data.........................................2
               Risk Factors....................................................4

   Item 4.   INFORMATION ON THE COMPANY.......................................12
               History and Development........................................12
               Our Operations.................................................14
               Restructuring of Operations....................................15
               Business Strategy..............................................16
               Marketing......................................................16
               Competitive Environment........................................17
               Intellectual Property..........................................17
               Technology.....................................................18
               Products and Services..........................................19
               Gaming Products Under Development..............................21
               Our Licensees..................................................22
               Organizational Structure.......................................23
               Government Licensing and Regulation and Related Risks..........28
               Property, Plants and Equipment.................................30

   Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................31
               Change in Fiscal Year..........................................31
               Results of Operations..........................................31
               Operating Results for Fiscal 2004..............................32
               Operating Results for Fiscal 2003..............................33
               Liquidity and Capital Resources................................35
               Contractual obligations........................................36
               Payments due by period.........................................37
               Trend Information..............................................37

   Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................37
               Directors and Senior Management................................37
               Background Information Concerning Directors....................37
               Background Information Concerning Senior Management
                 and Certain Key Employees....................................39
               Compensation...................................................40
               Board Practices................................................45
               Committees of the Board of Directors...........................45
               Employees......................................................46
               Share Ownership of Senior Management and Directors.............46

   Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................47
               Major Shareholders.............................................47
               Related Party Transactions.....................................48

   Item 8.   FINANCIAL INFORMATION............................................49
               Consolidated Financial Statements..............................49
               Legal Proceedings..............................................49
               Dividend Policy................................................50
               Significant Changes............................................51

   Item 9.   THE OFFER AND LISTING............................................51
               Nature of Trading Market.......................................51
               Registrar, Transfer Agent and Depositary.......................52

   Item 10.  ADDITIONAL INFORMATION...........................................52
               Memorandum of Association and Articles of Association..........52
               Board Action and Powers........................................52
               Description of Share Capital...................................55
               Exchange Controls and Other Limitations Affecting
                 Security Holders.............................................62
               Change of Control..............................................62
               Material Contracts.............................................63
               Employment and Consulting Agreements...........................67
               United Kingdom Tax Consequences................................71
               United States Federal Income Tax Consequences..................75
               Tax Consequences for U.S. Holders..............................75
               Tax Consequences for Non-U.S. holders..........................81
               Taxation of the Company........................................82
               Documents on Display...........................................83

   Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......82

   Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........83

PART II.......................................................................83

   Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................83

   Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
               USE OF PROCEEDS................................................83
             Material Modifications to the Rights of Security Holders.........83
             Use of Proceeds from Offering....................................83

   Item 15.  CONTROLS AND PROCEDURES..........................................84

   Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT.................................84

   Item 16B. CODE OF ETHICS...................................................84

   Item 16C. Principal Accountant Fees and Services...........................86

   Item 16D. Exemptions From the Listing Standards for Audit Committees.......86

   Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
             Purchasers.......................................................86

PART III......................................................................88

   Item 17.  FINANCIAL STATEMENTS.............................................88

   Item 18.  FINANCIAL STATEMENTS.............................................88

   Item 19.  EXHIBITS.........................................................88

                       CERTAIN DEFINITIONS AND CONVENTIONS

         In this annual report, references to the "Company", "our Company," "Group," "our Group," "World Gaming," "we," "us" and "our" refer to World Gaming plc and one or more of its operating subsidiaries as the context may require. World Gaming plc and its subsidiary, WG International Ltd., are holding companies and they conduct their businesses through their operating subsidiaries. All references to "LVA" refer to one of our subsidiaries, LVA Holdings, Inc. References to $ and "U.S. dollars" are to United States currency, any references to "(pound)", "pounds sterling", "pence" or "p" are to U.K. currency, and any references to "CDN" are references to Canadian currency. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding.

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

         The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, but not limited to, the risks and uncertainties referred to under "Item 3. Key Information - Risk Factors," and elsewhere within this Form 20-F and in other of our filings with the Securities and Exchange Commission.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

         The data below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements and notes relating thereto appearing elsewhere in this annual report, and which have been audited by our independent auditors, HJ & Associates, as of and for the years ended December 31, 2004 and 2003, as of and for the eight months ended December 31, 2001 and as of and for the years ended April 30, 2001 and 2000; and by Baker Tilly, our prior independent auditors, as of and for the year ended December 31, 2002. The selected financial data for the fiscal year ended April 30, 2000 is derived from the financial statements of our subsidiary LVA Holdings Inc., which we acquired subsequent to the fiscal year ended April 30, 2001 pursuant to a holding company reorganization.

         The data below, except for per share information, is in thousands of U.S. dollars.

                                     FOR THE YEARS ENDED DECEMBER 31,                            FOR THE YEARS ENDED
                                                                                                       APRIL 30,
                      _________________________________________________________________________________________________

                           2004         2003          2002          2001*         EIGHT          2001            2000
                                                                                  MONTHS
                                                                 (UNAUDITED)      ENDED
                                                                                 DECEMBER
                                                                                 31, 2001
                      _________________________________________________________________________________________________
STATEMENT OF
   OPERATIONS DATA:

Net sales                 $16,288      $17,698       $16,777        $18,175       $12,107       $20,153        $17,881

Income (loss) from
   operations               5,183        2,127        (5,410)       (16,465)       (2,371)      (17,019)        (4,886)

Income (loss) from
continuing operations      17,370        2,958        (5,318)       (16,277)       (2,236)      (16,756)        (4,462)

Income (loss) from
operations per share         0.11         0.05         (0.16)         (0.49)        (0.07)        (0.52)         (0.17)

Income (loss) from
continuing operations
per share                    0.38         0.07         (0.16)         (0.50)        (0.07)        (0.52)         (0.16)

Basic Income
(loss)                       0.38         0.07         (0.16)         (0.50)        (0.07)        (0.52)         (0.12)

Basic Income (loss)
per share excluding
non-voting                   0.53         0.07         (0.16)         (0.50)        (0.07)        (0.52)         (0.12)


                                        2

                                     FOR THE YEARS ENDED DECEMBER 31,                            FOR THE YEARS ENDED
                                                                                                       APRIL 30,
                      _________________________________________________________________________________________________

                           2004         2003          2002          2001*         EIGHT          2001            2000
                                                                                  MONTHS
                                                                 (UNAUDITED)      ENDED
                                                                                 DECEMBER
                                                                                 31, 2001
                      _________________________________________________________________________________________________
Weighted average
number of shares (in
thousands)                 45,981       42,932        34,193         33,442        33,997        32,201         29,625

Weighted average
number of shares (in
thousands) excluding
non-voting **              32,475       42,932        34,193         33,442        33,997        32,201         29,625

Diluted earnings per
   share                  $  0.10      $  0.05       $     -        $     -       $     -       $     -        $     -

Diluted earnings
(loss) per share
excluding non-voting      $  0.46      $  0.05       $     -        $     -       $     -       $     -        $     -
                      _________________________________________________________________________________________________
Cash dividends
   declared per common
   share                  $     -      $     -       $     -        $     -       $     -       $     -        $     -
                      _________________________________________________________________________________________________

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

** Earnings per share excluding shares with no voting or economic rights refers to the 13,506,204 shares held by Sportingbet PLC and its affiliates that have been set aside as a result of the transaction with Sportingbet PLC and may be repurchased by the Company for an aggregate value of $1 when the Company has retained earnings to do so. This transaction had no impact on the earnings per share calculations for 2003 or 2002. (See Item 4: Sportingbet Transaction and
Item 10: Material Contracts)

         Selected balance sheet data as at December 31 and April 30 for the years indicated (in thousands of U.S. dollars):

                                              AS OF DECEMBER 31,                             AS OF APRIL 30,
                        _______________________________________________________________________________________
                            2004              2003             2002         2001           2001           2000
_______________________________________________________________________________________________________________
BALANCE SHEET DATA:
Total assets              $23,379           $12,591          $ 8,377      $12,181        $20,188        $27,983
Net assets                 16,028               828           (3,545)       1,686          2,211         19,376
Debt obligations                -             2,944            3,804        1,083          2,784            979
Capital stock              23,654            25,992           24,192       24,188         22,394         22,143


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

         WE HAVE TWO CUSTOMERS WHO ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR REVENUES, AND THE LOSS OF THESE TWO CUSTOMERS WOULD SIGNIFICANTLY DECREASE OUR CASH FLOW.

         The Group relies on its two largest Licensees for the majority of its consolidated revenues. The loss of either of these Licensees would materially and adversely affect the Company's business, financial condition, results of operations and cash flow. (See Item 10. Material Contracts - Software License Agreements between the Company and Real Entertainment and the Company and Internet Empire Entertainment dated May 10, 1999 and May 23, 2000 respectively).

         OUR CURRENT BUSINESS IS SUBJECT TO SIGNIFICANT SEASONALITY.

         Because of the current mix of the Group's products and services, its revenues from Licensees decrease significantly during those periods of the year when US winter sports, including American professional and college football, are not being played. This substantially reduces the Group's operating cash flow and could make it difficult to meet its commitments. The Group is addressing this risk through the development and licensing of non-event reliant gaming products and broadening its customer base. However, there is no guarantee that the gaming market in which the Group operates will continue to respond favorably to these new products.

         WE MAY NEED ADDITIONAL FINANCING AND THERE IS NO ASSURANCE IT CAN BE OBTAINED.

         World Gaming currently has sufficient capital to meet its planned development objectives and positive cash flow. Should these development objectives change significantly or current revenue streams decline materially, the Group may require additional financing. There can be no assurance that any such capital or additional financing will be available on terms acceptable to the Company, or at all. Any such additional financing, if available, could result in further dilution of the equity interests of existing shareholders as a result of possible further issuance and placement of the Company's ordinary shares.

         WE HAVE EXPERIENCED SIGNIFICANT TURNOVER AMONG OUR SENIOR MANAGEMENT AND DIRECTORS.

         Between 2001 and 2003 there was significant turnover amongst the directors and senior managers of the Group, including the appointment of six successive Chief Executives. Such senior management turnover affected the Group's operations and relationships with its customers and Licensees. While the Directors believe otherwise, there is a risk that the Group could again experience senior management turnover and would not be able to attract and keep the experienced senior personnel necessary for its stability and development. Additionally, actions by prior management before 2000 resulted in certain legal proceedings, now resolved, against the Company which, on occasions, may impact the perception of the Company within its industry.

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

         WE HAVE BEEN INVOLVED IN CIVIL AND IN THE PAST CRIMINAL LITIGATION, WHICH HAS RESULTED IN SIGNIFICANT EXPENSES AND OTHER CONSEQUENCES.

         Many of the lawsuits that may have been seriously threatening to our future have now been settled; however, there are some remaining lawsuits that we are party to. If we were to lose these pending lawsuits we could be subject to significant damages, although the aggregate of such damages has been substantially reduced. There can be no assurances that the Company or its subsidiaries will not be subject to similar lawsuits or government actions in the future. (See Item 8. Legal Proceedings).

         WE OR OUR CUSTOMERS MAY BE SUBJECT TO REGULATION OR PROHIBITION OF INTERNET GAMING IN CERTAIN JURISDICTIONS, INCLUDING THE UNITED STATES, WHICH COULD HAVE A SIGNIFICANT ADVERSE EFFECT ON OUR BUSINESS.

         The Licensees of the Company's software products, and the Company itself, are subject to applicable laws in various jurisdictions. As companies and consumers involved in Internet gaming are located around the globe, including the end-users of our Licensees, there is uncertainty regarding exactly which governments have jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming could have a material adverse effect on the Company's business, revenues, operating results and financial condition. There is a risk that criminal and civil proceedings could be initiated in various jurisdictions against the Company's Licensees, or, less likely, even the Company, and such proceedings could involve substantial litigation expense, penalties, fines, diversion of the attention of key executives, injunctions or other prohibitions being invoked against the Licensee or the Company. Such proceedings could have a material adverse effect on the Company's business, revenues, operating results and financial condition. In addition, as electronic commerce develops further, it may generally be the subject of government regulation including taxation which could impact the Company's financial position. Also, current laws that pre-date or are incompatible with Internet electronic commerce may be enforced in a manner that restricts the electronic commerce market. Any such developments could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

         The Company and the industry as a whole are under threat from certain factions within the United States Congress that seek to ban Internet gambling or certain aspects thereof. Whilst legislation has been introduced in both houses of Congress in recent years, no Internet gambling bills have yet been introduced in the current session of Congress as of April 30, 2005, and thus there are no bills pending. There is no way of knowing if and when such a bill might be introduced, and the Company continues to monitor this situation since the passage of this legislation could have a substantial impact on the business of the Company's Licensees and, ultimately, the Company. If Internet gambling prohibition legislation is introduced and becomes law, it would have an immediate detrimental effect on the industry and would pose a serious threat to the Company's continued operations.

         In March 2004, the World Trade Organization held in favor of Antigua and Barbuda and against the United States with regard to unlawful trade restrictions relating to Internet gaming. In April 2005 the US appeal to this ruling was heard and the judgment appeared to be in favor of Antigua and Barbuda, but it is too early to determine what, if any, influence this may have on the United States Congress' position towards internet gaming.

         The Gambling Bill was introduced to the English Parliament on October 18, 2004. As of April 7, 2005, the bill had passed through the House of Lords and was passed into law prior to Parliament's dissolution on April 11, 2005. The Gambling Bill introduces a new regulatory environment for gambling in the UK, and establishes a new Gambling Commission with extensive investigative and punitive powers. It also includes specific provisions relating to "Remote gambling", which includes gambling over the internet, telephone, television, radio or any other kind of communication technology. Any operator of a remote gambling system must obtain a remote operating license. However, there is no regulation or requirement for a remote gambling license where an operator does not use any remote gambling equipment (such as its server hardware) in the UK, even if the facilities are partly or wholly used in the UK.

         As none of the Group's on-line gaming operations are currently run out of the UK, the proposed new licensing system will therefore not apply to the Company based on its current operations. However, should the Group in future decide to conduct any operations from the UK, these provisions would become relevant and a remote operating license will be required. (See Item 4:
Government Licensing and Regulation and Related Risks)

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

         The process of managing traffic within large, high traffic Internet online services such as those provided by us is an increasingly important and complex task. Our operations are dependent in part upon our ability to protect our operating systems against physical damage from acts of God, power loss, telecommunications failures, physical break-ins and similar events. The occurrence of any of these events could result in interruptions, delays or cessation in service to users of our online services, which could have a material adverse effect on our business, financial condition and results of operations. A large portion of our network infrastructure is located at a single, leased facility in Antigua, West Indies. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, Internet failure, break-ins, hurricanes and similar events. We do not presently have redundant facilities at a secondary location in the event of an emergency, but we have a variety of backup servers at our primary site to deal with system failures.

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

         IF WE ARE UNABLE TO SUCCESSFULLY PROTECT OUR COMPUTER SYSTEMS FROM ONLINE SECURITY RISKS, OUR BUSINESS COULD SUFFER.

         Despite the implementation of security measures by the Company, our network may be vulnerable to unauthorized access, computer viruses, denial of service attacks and other disruptive problems. For example, given the content of our data storage facilities and network infrastructure, there is an incentive for "hackers" to penetrate our network security. A party that is able to circumvent security measures could misappropriate proprietary information and, perhaps, most critically, cause interruptions in our operations. ISPs and OSPs have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. We have been in the past and may be required in the future to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. There can be no assurance that any measures implemented will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to clients accessing our web sites, which could have a material adverse effect on our business, results of operations and financial condition.

         OUR LICENSEES RELY ON CREDIT CARDS FOR A SUBSTANTIAL PORTION OF THE DEPOSITS BY THEIR CUSTOMERS.

         The Group derives most of its revenues from the revenues of its Licensees, which are directly dependent on the amounts of funds deposited by their customers. A substantial portion of these deposits are made by credit cards. Many U.S. issuing banks of major credit cards (i.e., Visa and MasterCard) have announced that they may decline authorization to U.S. persons who try to use their credit cards for on-line gaming.

         Non-U.S. banks processing on-line gaming transactions may become targets of U.S. criminal proceedings under the Patriot Act. The jurisdiction of the United States, under the Patriot Act, now extends to all non-U.S. banks that have correspondent accounts in the United States. The United States can freeze the non-U.S. bank's U.S. correspondent account, if that bank is processing U.S. gaming transactions or holding operating funds or the profits of an operator accepting U.S. wagers, because the U.S. Department of Justice currently views all offshore gaming funds as tainted, and all offshore gaming as illegal. This creates a serious disincentive to the banks to process on-line gaming transactions and adversely impacts the revenues of the Group's Licensees.

         THE MARKET FOR INTERNET SERVICES IS IN A STATE OF RAPID TECHNOLOGICAL CHANGE AND WE MAY NOT BE ABLE TO KEEP UP.

         The market for Internet services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require the Group to effectively use leading technologies, continue to develop the Group's technological expertise, enhance its current services and continue to improve the performance, features and reliability of software. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures to modify or adapt the Group's software.

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

         WE HAVE LIMITED INTELLECTUAL PROPERTY PROTECTION AND THERE IS RISK THAT PARTIES MAY BE ABLE TO MISAPPROPRIATE OUR TECHNOLOGY.

         We regard our proprietary software, trade secrets and similar intellectual property as critical to our success. In that context, we rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and other contractual provisions. There is no guarantee that these efforts will be adequate, or that third parties will not infringe upon or misappropriate our proprietary rights. In addition, although we rely on copyright and trademark protection, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our web sites. Since trademark and copyright protections are not "self-enforcing", future litigation may be necessary to enforce and protect our secrets and other intellectual property rights. We may also be sued for claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Such litigation could result in substantial costs. Any litigation regarding proprietary rights could be costly and divert management's attention, result in the loss of certain of proprietary rights, require us to seek licenses from third parties and prevent us from selling our services, any one of which could have a material adverse effect on our business, results of operations and financial condition.

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

         THE TRADING MARKET FOR OUR SHARES MAY BE ILLIQUID.

         Potential investors should be aware that the value of shares can go down as well as up. Our ordinary shares represented in the United States by American Depositary Shares are presently quoted on the National Association of Securities Dealers' ("NASD") Over-The-Counter Bulletin Board ("OTC Bulletin Board"). This quotation system generally supports companies that do not meet the listing requirements of the NASDAQ SmallCap Market. As a result, investors may find it more difficult to dispose of or to obtain accurate quotations of our shares. A lack of volume in the trading of our shares could impact prices for any shareholder wishing to dispose of such shares. In addition, quotations on the OTC Bulletin Board depend on the willingness of broker-dealers to make a market for the shares. Such quotations have been known to have large spreads between bid and offer prices. There can be no assurance that our shares will continue to be quoted on the OTC Bulletin Board or that there will continue to be a market for such shares.

         With respect to our admission to trading on the Alternative Investment Market ("AIM") operated by the London Stock Exchange (See Item 10: Private Placement on the Alternative Investment Market ("AIM") of the London Stock Exchange), investors should be aware that an investment in a share which is to be traded on AIM may be less realizable and may carry a higher degree of risk than an investment in a share quoted on the Official List of the London Stock Exchange. The price which investors may realize upon the sale of their ordinary share holdings, and when such a realization may occur, may be influenced by a large number of factors, some of which are specific to the Group such as industry trends and others of which are extraneous such as economic trends. It may be difficult for an investor to sell his or her ordinary shares and he or she may receive less than the amount paid by him or her for them. The ordinary shares may not be suitable for short-term investment.

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

         YOU MAY BE SUBJECT TO TAXES IN JURISDICTIONS OTHER THAN YOUR RESIDENT JURISDICTION.

         We strongly urge you to consult with your tax advisors concerning the consequences of investing in our ordinary shares. Our ordinary shares traded on the Over the Counter Bulletin Board market represented by American Depositary Shares are traded in the United States, but we are incorporated under the laws of England and Wales. In addition we have shares traded on the Alternative Investment Market of the London Stock Exchange, however these shares have not been and will not be registered under the Securities Act or under the relevant securities laws of any state of the United States or any other jurisdiction. Subject to certain exceptions, such ordinary shares may not be directly or indirectly offered, sold, resold or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S), or in any country where to do so may contravene local securities laws or regulations. A U.S. holder of our American Depositary Shares will be treated as the owner of the underlying ordinary shares for purposes of U.S. and U.K. tax laws. Therefore, U.S. federal, state and local tax laws and U.K. tax laws may apply to ownership of our American Depositary Shares and the underlying ordinary shares. Tax laws of other jurisdictions may also apply.

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

         We are a foreign private issuer for the purposes of reporting to the SEC, and we are not required under the Securities Exchange Act of 1934 to file quarterly reports after the end of each financial quarter, although we have elected voluntarily thus far to file such quarterly reports. We are exempt from the SEC rules prescribing the solicitation of proxies and content of annual reports and proxy statements to our shareholders. Additionally, major shareholders and insiders are not required to report their transactions in our stock. As a result it may not be possible for you to evaluate our financial performance as often as you could for a non-foreign private issuer SEC reporting company. You may not become aware of trading activities of our insiders and major shareholders, and may generally be less informed in making a reasonable decision on how to vote your shares.

         UNDER ENGLISH LAW A VOTE OF THE HOLDERS OF 75% OR MORE OF OUR ISSUED ORDINARY SHARES REPRESENTED AT A SHAREHOLDERS MEETING IS REQUIRED TO APPROVE CERTAIN CORPORATE MATTERS.

         Under English law, a vote of 75% or more of our issued ordinary shares represented at a shareholders' meeting is required to complete certain corporate matters. This supermajority requirement may make it more difficult for shareholders to approve certain transactions even though the Board recommends and approves such transactions. (See Item 10. Voting Rights of Ordinary Shares and Shareholder Meeting.)

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

         WE MAY BE SUBJECT TO TAX IN A NUMBER OF JURISDICTIONS, FOR WHICH NO PROVISION HAS BEEN MADE.

         The Group may be subject to tax in a number of jurisdictions, including jurisdictions in which the Company's subsidiaries are incorporated, or have a branch or agency or permanent establishment or office. The Group may also be subject to tax in jurisdictions where any of its servers or ISPs or computers or customers or Licensees are situated or operate from. Most laws relating to taxation in most jurisdictions pre-date or are not drafted with the potential of their applying to cross-jurisdictional Internet businesses. Consequently, there is uncertainty as to the jurisdictions in which the Company's subsidiaries could be subject to tax, the extent to which they could be so subject to tax, and what their overall tax liability in respect of any income, profit or gain could be. Subsequent to the filing date in some jurisdictions, the Group has completed certain material transactions. There can be no guarantee that these transactions will not give rise to further tax obligations. In late 2004 and early 2005, the Company engaged in certain transactions involving both unrelated entities (including its business venture with Sportingbet Plc) and internal restructuring of various entities within the Group. The Group may undertake additional restructuring transactions in the near future. These transactions resulted (or will result) in the transfer of assets and liabilities outside the Group and shifted (or will shift) the ownership of assets and business operations among companies within the Group. While the Company has worked with its tax advisors to achieve a favorable tax outcome for these transactions, the tax authorities of various jurisdictions may take a different view resulting in certain material negative consequences for the Company and members of the Group.

         SIGNIFICANT ADVERSE U.S. FEDERAL TAX CONSEQUENCES COULD ARISE FOR U.S. HOLDERS UNDER THE PASSIVE FOREIGN INVESTMENT COMPANY RULES.

         If we are a passive foreign investment company, or PFIC, a U.S. Holder of our American Depositary Shares or ordinary shares could be subject to significant adverse U.S. federal tax consequences. Part or all of our distributions, and gain inherent in our American Depositary Shares or ordinary shares at the time of a disposition thereof, whether or not that disposition is a taxable event, could be subject to a special set of rules. In general, those rules would treat the distributions (whether or not they are dividends paid out of our earnings and profits) and any gain inherent in the shares of the Company as being realized ratably over the period the U.S. Holder held, or is treated as having held, the American Depositary Shares or ordinary shares. Income or gain allocable to prior years would be taxable at the highest effective rates in effect in those years, regardless of the rate actually applicable to the U.S. Holder. The income or gain would be treated as ordinary income and could not be offset by any losses available in those years, and the foregoing amount would be subject to an interest charge as if the tax on those amounts were due in the prior years. Stock in a PFIC is generally not eligible for a step-up in basis on the death of a U.S. holder.

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

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

         World Gaming plc is a public limited company incorporated under the laws of England and Wales, and, as a holding company, conducts its business through its operating subsidiaries. As a result of a holding company reorganization effected in May 2001, which is described below, we have become a successor to the business of LVA Holdings (formerly Starnet Communications International Inc.) ("LVA"), which is now one of our subsidiaries. Our other subsidiaries comprise World Gaming Europe Limited, WG International Ltd., WG Interactive Inc., Interactive Systems Inc., SSII Limited (formerly Starnet Systems International Inc.), EFS USA Inc., EFS Caribbean Inc., Inphinity Interactive Inc., World Gaming Services Inc., EFS St. Kitts Inc., ESCE Inc. (formerly Starnet Communications Canada Inc.). (See Item 4: "Organization Structure").

         LVA Holdings Inc. was incorporated on June 28, 1996 in the State of Nevada as Creative Sports Marketing Inc., and subsequently its name was changed to Gelato Brats Inc. On February 24, 1997, the name of the Company was changed to Starnet Communications International Inc. In March of 1997, LVA was redomiciled in Delaware. On April 19, 2004 the name of the Company was changed to LVA Holdings Inc.

         On March 25, 1997, LVA entered into a share purchase agreement with Murray Partners (BVI) Inc. ("Murray Partners"), pursuant to which LVA acquired all of the outstanding shares of ESCE Inc. ("ESCE"), a company incorporated in British Columbia. In exchange, Murray Partners received 10,000,000 Class A Common Voting Shares of LVA. Shares held by Murray Partners were subsequently distributed to its constituent members. On March 17, 2000, ESCE sold its business and assets that were not related to the Internet gaming business. On January 1, 2000, LVA transferred its software development business from ESCE to Inphinity Interactive, Inc ("Inphinity") and its intellectual property comprising the Gaming Software to SSII Limited ("SSII"). The Gaming Software consists of the Company's full suite of on-line gaming products and management tools. A joint venture agreement (described more fully below) with Sportingbet Plc ("Sportingbet") was entered into effective October 1, 2004 pursuant to which the Gaming Software was transferred to an equally owned exempt liability partnership with Sportingbet called Bullen Road LP, a Cayman Islands partnership. On January 1, 2005, SSII's interest in the Bullen Road LP was transferred to Interactive Systems Inc. ("ISI"). In addition, the development business and assets of Inphinity was transferred to a wholly owned Sportingbet Subsidiary. The remaining business and assets of Inphinity consisting of administrative functions were transferred to WG Interactive Inc. Since October 1, 2004, the Gaming Software is being jointly developed with Sportingbet.

         LVA became a wholly-owned subsidiary through a holding company reorganization completed in May 2001. The reorganization was structured as a merger, in accordance with the laws of the State of Delaware, of LVA with WG Reorganization Sub, Inc., our wholly-owned subsidiary, formed for the purposes of the reorganization, with LVA as the surviving company. The reorganization was approved by the shareholders of LVA who exchanged their shares of LVA common stock for our American Depositary Shares (ADSs), each representing one ordinary share, on a one-for-one basis. Each American Depositary Share issued in connection with the reorganization was evidenced by one American Depositary Receipt (ADR) issued in accordance with a Deposit Agreement with Continental Stock Transfer and Trust Company located in New York, New York, USA.

         Subsequently, all of LVA's stock was exchanged for shares of WG International Limited, a wholly-owned subsidiary directly owned by the Company. The acquisition by WG International Limited was effected by way of a share for share exchange such that the existing shares held by the Company in WG International Limited were subdivided and re-designated as B shares of

(pound)0.002 each. The balance of the authorized share capital was subdivided and re-designated as A shares of (pound)0.002 each, 20,000 of which were issued and allotted to the Company as consideration for the acquisition of LVA's stock.

         Through our wholly-owned subsidiaries, we now focus our business on the licensing and hosting of Internet technologies for gaming applications of our licensees. One of our business strategies is to identify and commercialize leading edge technologies for the online gaming markets.

         On February 11, 2004 we closed two divisions of the business that detracted from our core software development business and had resulted in losses for the Company. These divisions provided a customer service solution and performed transaction processing on behalf of some licensees. The affected licensees now source these functions through another supplier.

         On May 17, 2005 the Company was admitted to trading its ordinary shares on the Alternative Investment Market ("AIM") of the London Stock Exchange. The Company raised (pound)2,499,000 by private placement of 4,760,000 new ordinary shares of the Company at a placement price of 52.5 pence per share. The new ordinary shares issued rank pari passu with the existing ordinary shares including the right to all dividends and distributions declared, made or paid after the date of their issue (see also: Item 10: Private Placement on the Alternative Investment Market ("AIM") of the London Stock Exchange).

         Our corporate office is located at Minerva House, 5 Montague Close, London, England, with operations managed out of our principal business office in Antigua located at the KFH Building, Liat Rd, Coolidge, Antigua West Indies. The telephone number is 1 (268) 480-1650.

         SPORTINGBET TRANSACTION

Effective October 1, 2004, joint venture arrangements ("Joint Venture Arrangements" or "Sportingbet Transaction") with the Company's then most significant licensee, representing approximately 80% of the Company's royalty revenues were entered into between World Gaming and Sportingbet. The principle terms of the arrangements are as follows:

      o The ownership of the intellectual property comprising the Gaming Software was transferred into a new exempt limited partnership, Bullen Road LP, based in the Cayman Islands, which was established under the equal joint ownership of World Gaming and Sportingbet;

      o In consideration of this transfer, Sportingbet agreed to pay a total of $10 million in cash to World Gaming ($3 million was paid on each of October 12, 2004 and March 1, 2005 and the balance of $4 million is payable on or before November 1, 2005). In addition, the economic value of Sportingbet's then 29.6 per cent shareholding in the Company was eliminated by the cancellation of all rights of any value attached to the ordinary shares then held by Sportingbet, and a convertible loan note representing indebtedness of $900,000 owing from World Gaming to Sportingbet was cancelled;

      o Each of World Gaming and Sportingbet has the right to appoint two directors to the four person board of Bullen Road LP which controls the development objectives of Alea Software Ltd, a wholly owned subsidiary of Sportingbet and the developer of the Gaming Software under the Joint Venture Arrangements;

      o During the period of the Joint Venture Arrangements, Sportingbet is responsible for all of Alea's costs associated with the development and maintenance of the Gaming Software (with a minimum spend of $4.5 million per year in the first 3 years and a minimum of $2.5 million in the fourth year);

      o World Gaming retains the right to determine 30 per cent of the development time on the Gaming Software;

      o World Gaming has a worldwide royalty free license allowing it to continue to use and sublicense the Gaming Software. In the event that World Gaming becomes an operator it would pay a 5 per cent royalty only on those revenues to Sportingbet;

      o Sportingbet has a worldwide royalty free license to use the Gaming Software. Royalty payments of five per cent are due from Sportingbet in the event that they license the Gaming Software to any new licensees;

      o Sportingbet pays its proportion of the hosting costs on the Company's systems and IT (information technology) services at cost plus 10 per cent;

      o The Joint Venture Arrangements may be terminated by World Gaming on three months notice. Except in the event of breach by World Gaming, Sportingbet may not terminate the Joint Venture Arrangements for three years. Thereafter, Sportingbet may terminate on 12 months notice to the Company; and

      o On any termination of the Joint Venture Arrangements, (a) Sportingbet must pay an additional $3 million to World Gaming (which would be retrospectively reduced by the amount of consideration if the Company sells its rights to the Gaming Software within 2 years thereafter); and
         (b) each of World Gaming and Sportingbet will be granted a perpetual, non-exclusive royalty free license to use, sub-license and assign of all of the then intellectual property rights underlying the improved Gaming Software, and neither party will have the right to any further improvements or developments made by the other party.

         Agreements in respect of this transaction have been included as exhibits to a Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 4, 2005.

OUR OPERATIONS

         We are a licensor of Internet gaming software systems. Through various wholly-owned subsidiaries (See Item 4: Organizational Structure below), we license our software products and online gaming management services to independent licensees. In addition, we host all data transmitted on our software at our wholly owned hosting facility in Antigua, West Indies. Our gaming systems have been designed to:

      o offer customers a user-friendly interface, high quality interactive experience and a wide selection of gaming options;

      o provide licensees with the tools to potentially generate financial returns, easy site maintenance and limited administration; and

      o protect gaming customers and licensees through our proprietary fully integrated technology.

         Until October 2004, our fully integrated gaming software and systems were developed by our wholly-owned Vancouver-based subsidiary, Inphinity Interactive Inc. ("Inphinity") and our gaming software was owned by our wholly-owned Antigua-based licensing subsidiary, SSII which licensed the software. Subsequent to the transaction with Sportingbet, SSII held the Group's 50% interest in the Bullen Road Partnership which now owns the Gaming Software. This interest together with the licensing and related services business carried out by SSII was subsequently transferred to Interactive Systems Inc. ("ISI"). ISI receives a monthly royalty based on the licensee's net revenues in exchange for the licensee being able to utilize its proprietary software as well as hosting the licensee's interactive casino and sportsbook on its servers. In addition, the licensees obtain a gaming license from the Government of

Antigua and Barbuda or another jurisdiction that licenses online gaming systems. The Company's first license sale closed in March 1998, and as of December 31, 2004, the Company had 11 licensees signed and operating.

         We formerly offered fee-based use of our Electronic Financial Services ("EFS") Internet transaction system until February 11, 2004 when this division was closed.

         Along with the current suite of gaming products which include over 17 C++ casino games, a variety of "instant play" Java Games and a complete live sports wagering product line, in March 2004, we released an enhanced horse racing pari-mutuel betting system and have plans to add a fixed odds Horsebook in 2004. In addition, we released a virtual games product suite in December 2003 and added a third-party supplied multi-player poker product in August 2004.

         We are able to customize a new licensee's interactive casino to reflect their intended market segment.

RESTRUCTURING OF OPERATIONS

         In March 2000, our subsidiary, ESCE Holdings, completed the sale of substantially all of the assets and undertakings outside of our core software development business. (See Also Item 7. "Related Party Transactions").

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

         In June 2002, we closed our Toronto sales office and terminated four employees. This was done as part of the relocation of our administrative functions to London. In May 2003, we closed our London office and terminated three staff members. This was done as part of the relocation of our corporate activity to the Antigua office

         In February 2004, we closed the transaction processing and customer service divisions in Antigua resulting in the termination of 23 employees. These closures eliminated two non-core business units that the Company could not efficiently administer and which had incurred ongoing losses. The cost of the terminations was $160,000.

         In October 2004, we entered into Joint Venture arrangements with Sportingbet, our then largest customer. The arrangements transferred the Gaming Software to a limited partnership owned equally by Sportingbet and SSII and transferred the development activities and associated costs to a wholly-owned Sportingbet subsidiary through the term of the arrangement. (See Item 4:
Sportingbet Transaction and Item 10: Material Contracts)

BUSINESS STRATEGY

         The Group intends to grow its revenues both from existing and new Licensees. The Group's existing Licensees continue to experience strong organic growth and the Company is developing new products and services to support and maximize growth opportunities for these Licensees. In addition, World Gaming has refocused its efforts on licensing the Gaming Software both to additional established Operators and those businesses with existing internet traffic or databases who are looking to enter the on-line gaming market through so-called white-label offerings where the Company generally provides all services except marketing. Operators are those businesses in the Internet gaming business that use or may choose to use Gaming Software of, or similar to, that of the Company. The products and services offered by World Gaming enable the Company to provide flexible gaming solutions to a wide variety of Operators.

         In January 2005, the Group appointed a Director of Sales and Marketing, Mr. Jon Moss, previously with WagerLogic Limited (CryptoLogic Inc.'s licensing subsidiary) to implement this strategy. It is the Company's view that a focused sales effort targeting mid-sized operators has the greatest opportunity for success. The Directors expect that these types of Operators will yield higher operating margins than new entrants and provide a greater return as their operations reach and exceed critical mass. It is expected that these Operators will generally be more willing to consider alternative software providers than the very large and established Operators.

         In addition, the Directors will continue to examine opportunities which allow them to exploit the Group's existing assets and businesses to further enhance shareholder value. This may well include acquisitions of existing Internet gaming businesses or strategic alliances where it is considered such alliances will add value and profitability to the Group. While the Directors will continue to look for appropriate opportunities, no specific acquisition opportunities, investments, or new markets have been decided upon. It is expected that the Company's admission to AIM effective May 17, 2005 will assist in providing further capital, where required, for corporate transactions.

MARKETING

       As we concentrate our marketing on attracting new licensees, the licensees, in turn, advertise their sites to the end user. The Group offers two basic forms of license. Under both of these licensing models the Group can adapt to an Operator's specific requirements with a variety of flexible options.

      1. Independent Operator Model. This model is best suited for existing Operators looking to move to a new software platform or those with sufficient operational knowledge wishing to enter the on-line gaming business. Other than existing Operators, potential licensees attracted to this option would include affiliate marketing websites. The Independent Operator generally manages the majority of the services itself, including end-user customer services and e-commerce (such as transaction processing). Marketing including customer acquisition and retention strategies would be entirely the responsibility of the Independent Operator. Under this model, World Gaming generally provides the Gaming Software, hosting services, plus management information systems to establish and monitor the Licensees business.

      2. Full Service Model. This model is aimed at non-gaming websites with an existing database of users who are looking for a white label solution. With the Full Service Model, Licensees generally have their own high traffic websites and have substantial databases but do not have the skills or resources to run an on-line gaming operation. Such sites may include large media portals and experienced on-line brands. These Operators would generally perform marketing and customer acquisition and retention themselves, but outsource the remaining functions of the operation to World Gaming.

         World Gaming has evolved an operating model over the past two years which focuses on its core skills. It out-sources certain other functions to specialist third parties who can provide the standard of service required by the Group and its Licensees more cost effectively. These outsourced services include end user customer service, e-commerce processing for Licensees, customer deposits and withdrawals, risk management and fraud monitoring. These services are still overseen and monitored on the Licensee's behalf by World Gaming. The Group has hosting equipment in a secure leased facility in the licensed gaming jurisdiction of Antigua on whose servers all gaming activity takes place. The Directors believe that hosting Licensee data is critical to maintaining system integrity, enables substantial cost control through maintaining a single site and provides security in the event of default by a Licensee.

         Our licensees utilize Internet based marketing activities, such as e-mail broadcasts and affiliate programs, as well as traditional media, such as print in industry publications. In addition to potential licensees, we seek strategic partnerships for content as well as other entertainment and media opportunities.

COMPETITIVE ENVIRONMENT

         The competition for World Gaming's products and services comes from two major sources. These are other Gaming software companies and Operators who are seeking to further license their own software (this is primarily competition in the white label market place). Several of the very largest sports betting Operators have developed their own software, or acquired their software providers, but this option is not usually cost effective for mid size Operators.

         There are a number of software and service suppliers to the on-line gaming market. However, the Directors believe that World Gaming maintains a differentiated product, primarily because such competitors are generally more product specific and do not offer the full range of products and services that can be provided by World Gaming.

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

         One company, IQ-Ludorum, is a competitor in the sportsbook product segment. It is also now offering a downloadable casino software package, which increases its competitive threat.

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

INTELLECTUAL PROPERTY

         The intellectual property relating to the Gaming Software is owned by Bullen Road LP an exempt limited liability partnership formed in the Cayman Islands of which the Company (through a wholly owned subsidiary) has a 50 per cent membership interest and Sportingbet (through a wholly owned subsidiary) has a 50 per cent membership interest, pursuant to the Joint Venture Arrangements. World Gaming has an unrestricted license to use, sub-license and assign its rights to the Gaming Software and the intellectual property underlying it for all of its current business operations and all currently anticipated developments of its business operations. Software that is completed and in development is protected through a combination of non-disclosure and non-competition agreements with employees, restricted and controlled use of third party developers, a check in/check out system for code, and copyright law (though no software is registered). (See Item 4: Sportingbet Transaction and
Item 10: Material Contracts)

TECHNOLOGY

         HIGH-SPEED NETWORK AND REDUNDANCY

         World Gaming's computing systems have been designed to eliminate single points of failure where possible. For example, World Gaming utilizes "high availability" computer servers and duplicate disk subsystems. The network infrastructure is intended to ensure reliable and responsive game play for Licensees and their customers. Most of the critical system components, such as the game servers and web servers, are distributed across multiple machines, which helps protect the gaming service from failures due to malfunctioning equipment. The highly scalable nature of the design of the system makes provisioning for additional capacity relatively easy. The network monitoring staff track the system at all times to maintain constant awareness of the system's operating parameters. New equipment is installed when necessary to compensate for increased activity or anticipated peak demands for popular events.

         The internet connection at World Gaming's network facility in Antigua is provided by an international service provider. Each gaming transaction is stored on a database that is replicated for redundancy and backed up daily to prevent data loss.

         The Group's hardware and software platform is provided by leading suppliers such as Sun Microsystems and Oracle.

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

         Fraud Detection and Legal Compliance. Legal compliance and player protection through industry leading financial fraud prevention and address verification software. Address Verification Services (AVS), a basic fraud detection system offered by the financial industry, is incorporated into our fraud detection solution for players.

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

         We have implemented a leading software-based Random Number Generator to support our game play payouts utilizing a certain Random Number Algorithm.

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

PRODUCTS AND SERVICES

         Our current software product areas include casino gaming, sportsbook wagering, pari-mutuel wagering, virtual games, multi-player poker and a horse racing product. Virtual games and multi-player poker are provided by third parties. During the last fiscal year, casino gaming contributed approximately 46 percent of royalty revenue, sports book wagering accounted for 52 percent, and horse-racing accounted for the remaining 2 percent.

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

         THE SPORTSBOOK

         Our Sportsbook product generates revenues based on booking bets that have fixed payouts. These payouts have a commission that provides revenue for the Sportsbook. There are varying commissions that are dependent on a variety of bet offerings. These include: pointspreads, totals, moneylines, prices, straight wagers, parlays, teasers, futures, propositions, buy points, if bets and others. During 2004, a new version of the Sportsbook software was released focusing on enhanced parlay and teaser bet types as well as upgrading functionality for licensees' operations.

         VIRTUAL GAMES

         Virtual Games was integrated into our platform and launched in December 2003 on World Gaming's system featuring two games: Virtual Derby and Super Hi Lo supplied by a third-party provider. Virtual Derby is an interactive fantasy horse racing game that allows bettors to place wagers on a six-horse field. Bettors can research the standings of jockeys, trainers, horses and track conditions before placing a win and/or exacta wagers. Super Hi Lo is card game that allows bettors to wager on various card combinations. Bettors have the opportunity to win big by attempting to place a number of cumulative wagers as part of the same game.

         PARI-MUTUEL GAMING

         We fully launched our pari-mutuel horse betting software on July 31, 2001, and upgraded the product in December 2002. The product has been delivered to over thirty gaming sites.

         In developing the proprietary, interactive pari-mutuel software, we employed the cross-platform nature of Java, making it possible to play this game on all major operating systems, online, with virtually no downloading required. This interface is simplified to optimize loading times.

         After signing a simulcast distribution agreement with the host raceway, this system links directly to the host track's pool, enabling instant access to real-time betting lines and the live host pool.

         POKER

         We completed development for integration of a third-party supplied multiplayer poker product in 2004. With the online poker market growing exponentially each year, licensees will have the opportunity to earn significant revenues and complement current products. We expect that the addition of Poker will increase the attractiveness of our product offerings in the marketplace. Our then major licensee launched the poker product in 2004 with other licensees expected to launch in the second quarter of 2005.

         HORSE RACING

         During 2004, we completed development of a new Racing product that offers payout at track odds and enhanced horse betting propositions. This product features major tracks and offers an increase to the current offerings by our licensees through the direct pari-mutuel product described above. In addition, development is underway on the horsebook product and will be integrated with the Racing product. The horsebook product will offer dynamic wagering content that fits our licensees' competitive needs and earn solid revenues in this growing product area.

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

GAMING PRODUCTS UNDER DEVELOPMENT

         Through the joint venture arrangements (See Item 4: Sportingbet Transaction and Item 10: Material Contracts) we are currently developing and integrating a major system upgrade for the unification of all administration and reporting within our software platform. The outcome of this upgrade will modularize our existing products onto a single unified platform while maintaining a single user account across all products. This re-architecture will allow greater flexibility in product offerings to new licensees and greater ease for `plug-in' of new products. In addition, modularity across the Company's product suite will mean more flexible and efficient development efforts. The upgrade is scheduled for release in the third quarter of 2005. Further development is expected on our product suite described below.

         SPORTSBOOK

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

         WGMC

         WGMC will continually be upgraded throughout the year to incorporate customer support functionality for new products such as poker. In addition, regular software upgrades focused on customer service functions are planned based on the feedback from our licensees.

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

OUR LICENSEES

         We have historically focused our growth strategy on licensing our software and services in order to become a leading technology provider to the online gaming industry. Our Antigua-based licensing subsidiary, Interactive Systems Inc., licenses the Gaming Software as a fully-integrated system to prospective licensees. A one-time license fee provides an installed, fully operational system. The licensee's interactive casino is generally operational within 90-120 days of signing a license agreement. We receive monthly fees and a royalty based on the licensee's revenues, in exchange for continuing to host and maintain the site. The licensee is to obtain a gaming license from the jurisdiction where the gaming servers are located, which currently is Antigua. We modify the new licensee's interactive casino to reflect its intended market segment. We never modify the random number generator or the game rules and cannot, therefore, affect the odds on games other than the Sportsbook. We also provide continuous support for both software and hardware, 24 hours a day and 7 days a week. We seek a licensee with knowledge of the target market in order to maximize sales potential. Licensees generally establish their marketing efforts from within their target market and are generally expected to be capable of sufficient investment to purchase the software license, apply for the gaming license and invest in marketing.

         Should any licensee become delinquent in payments due to us, we have the technological ability to "shut down" the licensee's interactive casino(s) remotely. In 2004, the Company set up third-party processing routes for those licensees that choose not to process their own customer deposits and withdrawals. Monthly settlement for these licensees is first paid to ourselves, after which we then deduct our royalty and settle the balance to licensees.

         Sportingbet, previously our largest licensee accounted for 58% of our consolidated revenues in 2004 and 67% in 2003. As a result of the joint venture arrangements, effective October 1, 2004 this licensee no longer pays the Company royalties in return for certain consideration, funding of development, payment of hosting fees and a termination payment (See Item 4: Sportingbet Transaction and Item 10: Material Contracts). Revenues from the Company's continuing licensees, excluding Sportingbet grew 41% during the year thus reducing reliance on the Sportingbet revenue stream. With respect to continuing licensees, 2 licensees represented in total 33% of our consolidated revenues in 2004. Revenue for these 2 continuing licensees is expected to grow to 65% of total revenues in 2005 (split equally) and therefore the loss of either of these licensees would currently have a material impact on the Company's revenues (See Item 10. Material Contracts - Software License Agreements between the Company and Real Entertainment and the Company and Internet Empire Entertainment dated May 10, 1999 and May 23, 2000 respectively). One of these licensees signed a five year extension to their license agreement in November 2004 (See Item 10. Material Contracts - Internet Empire Entertainment Amendment to Software License Agreement dated November 22, 2004) and the other is on a rolling annual contract that renews in May of each year.

         It is anticipated that the majority of our future revenue and earnings growth will continue to come from our ongoing participation in the licensees' revenue stream. We receive a sliding scale from 25 percent to 10 percent of a licensee's net revenue (wagers less payouts, less chargebacks (credit card reversals), house bonuses and other compensation). Our primary cost with regard to continuing license income is the cost of upkeep of hosting facilities and direct site operating costs.

         Management emphasizes that the licensees are structured operationally so that a licensee's prime responsibility, aside from the ownership of the customer data base and the casino web pages, is to market its gaming site to its respective market.

         ORGANIZATIONAL STRUCTURE

         We are a holding company and conduct our operations worldwide through our operating subsidiaries, which are located in various jurisdictions as described below in this annual report.

                                            ----------------
                                            World Gaming Plc
                                            (the "Company")
                                            ----------------
                                                    |
                                                    |
                                        ------------------------
                                        WG International Limited
                                        ------------------------
                                                    |
                                                    |
           ------------------------------------------------------------------------------------------------------
           |                           |                             |                        |                 |
           |                           |                             |                        |                 |
 --------------------       ---------------------       -------------------------      ---------------      --------
 WG Interactive, Inc.         LVA Holdings, Inc.        Interactive Systems, Inc.       World Gaming        TIC Inc. +
 ("WG Interactive)          ("Delaware Holdings")       ("Interactive Systems")        Europe Limited.
 --------------------       ---------------------       -------------------------      ---------------      --------
                                       |
                                       |
         ----------------------------------------------------------------------
         |             |               |                    |                 |
         |             |               |                    |                 |
 ----------------      |      -------------------       ---------       -------------
   Inphinity           |      ESCE Holdings Inc.           EFS          World Gaming
 Interactive Inc.      |      ("Canada Holdings") +     Caribbean       Services Inc. +
  ("Inphinity")        |                                   Inc. +
 ----------------      |      -------------------       ---------       -------------
                       |
                       |
              ------------------             ---------------------------------
                                                   Internet Opportunity
              SSII Ltd ("SSII")*                   Entertainment Limited
                                             (an affiliate of Sportingbet plc)
              ------------------             ---------------------------------
                        \                           /
                         \                         /
                 50%      \                       /     50%
                           \                     /
                        -----------------------------
                              Bullen Road LP*
                              ("Bullen Road")
                        -----------------------------

_ Other than where indicated, ownership interest(s) are 100%.

+ Indicates non-trading, dormant entities.

* Bullen Road LP is an exempt limited partnership formed in the Cayman Islands. As well as the two partners shown above, Gwladys Street Limited, a company incorporated in the Cayman Islands, acts as a general partner and is itself owned in equal shares by SSII and Internet Opportunity Entertainment Limited. SSII's interest in the Bullen Road LP was transferred to ISI effective January 1, 2005.

Further information on the background and purpose of each member of the WG Group is provided below.

         WORLD GAMING PLC (THE "COMPANY")

         The Company is incorporated within England and Wales and is the ultimate parent company within the Group. The Company acts as a holding company and does not carry on any trading activity. Its operations are carried out world wide through its operating subsidiaries.

         The Company's share capital comprises ordinary shares. These ordinary shares are represented by American Depositary Shares quoted on the National Association of Securities Dealers' Over -The-Counter Bulletin Board and ordinary shares traded on the Alternative Investment Market of the London Stock Exchange.

         WG INTERNATIONAL LIMITED

         WG International Limited is incorporated in England and Wales and also does not carry out any trading activity. The company acts as an intermediate holding company.

         WORLD GAMING EUROPE LIMITED

         World Gaming Europe Limited is incorporated in England and Wales. It was formed to provide the WG Group with a European-based company to market the services of its various subsidiaries. We are informed that the entity was never actually used for this or any other purpose. Accordingly, World Gaming Europe Limited does not currently carry out any trading activity.

         LVA HOLDINGS INC. ("LVA")

         LVA is a company incorporated in the state of Nevada and subsequently re-domiciled in the state of Delaware. In April 2004, LVA changed its name from Starnet Communications International, Inc. to LVA Holdings Inc.

         LVA became a subsidiary of the Company through a reorganization completed in May 2001. The reorganization was structured as a merger of LVA with WG Reorganization Sub, Inc. (a wholly owned subsidiary of the Company formed for the purposes of the reorganization). The merger was carried out in accordance with the laws of Delaware and following the merger, LVA was the surviving entity and became part of the Group. The reorganization was approved by the shareholders of Delaware Holdings who exchanged their Delaware Holdings common stock for ADRs in the Company on a one for one basis. Subsequently, all of Delaware Holding's stock was exchanged for shares of WG International Limited, effected by way of a share for share exchange.

         LVA is involved in the current reorganization of the Group. This reorganization involves a direct or indirect transfer of various assets and liabilities of LVA to other Group subsidiaries.

         WG INTERACTIVE INC. ("WG INTERACTIVE")

         WG Interactive is a company incorporated in British Columbia, Canada on 14 September 2004.

         WG Interactive provides a small administration and support function to the Group from premises in Vancouver that are sublet from Alea.

         INTERACTIVE SYSTEMS, INC. ("ISI")

         ISI is a company incorporated in Antigua. It was formed in September 2004.

         ISI licenses customized, fully-integrated Internet gaming systems to independent parties wishing to enter the online gaming industry. It provides a complete range of services that the operator needs in order to launch an online gaming website. ISI also carries out hosting activities on behalf of some of its licensees. It owns equipment and maintains systems in Antigua that host all data that is processed on the software in accordance with its licensees gaming licenses.

         ISI is part of the Group reorganization of the Group.

         ESCE HOLDINGS INC. ("ESCE")

         ESCE was incorporated in British Columbia, Canada on 19 May 1995. ESCE was acquired by Delaware Holdings on 25 March 1997 pursuant to a share purchase from Murray Partners (BVI) Inc. In 2004, ESCE changed its name from Starnet Communications Canada, Inc. to ESCE Holdings Inc.

         On 1 January 2000, ESCE transferred its software development business to Inphinity. On 17 March 2000, ESCE sold substantially all of its assets and undertakings comprising the adult entertainment division of ESCE to Chisel Media Inc.

         ESCE is currently inactive and is not used for any trading activity. The company is involved in certain litigation matters (See Item 8, Legal proceedings).

         INPHINITY INTERACTIVE INC. ("INPHINITY")

         Inphinity Interactive Inc. was incorporated in British Columbia, Canada on 19 August 1999.

         Up until the Sportingbet Transaction (See Item 4: Sportingbet Transaction and Item 10: Material Contracts), Inphinity provided certain services to SSII. Its primary focus was to maintain, design, create and develop software products for the interactive gaming industry.

         As part of the Sportingbet Transaction, Inphinity transferred its development business to Alea Software Limited (an affiliate of Sportingbet). Alea now provides development services to ISI through contractual arrangements.

         Inphinity also transferred its remaining assets (consisting of administration staff and assets) to WG Interactive.

         Inphinity is currently inactive and is not used for any trading activity.

         SSII LTD. ("SSII")

         SSII is incorporated in St. John's, Antigua and until October 1, 2004 was the group's main operating entity. SSII changed its name from Starnet Systems International, Inc. to SSII Ltd in June, 2004.

         In 2004, the Company migrated licensing activities from SSII to ISI and SSII is now dormant.

         BULLEN ROAD LP ("BULLEN ROAD") AND GWLADYS STREET LIMITED (THE "GENERAL PARTNER")

         Bullen Road LP is an exempt limited partnership formed in the Cayman Islands. It is a joint venture between the Company and Sportingbet. Its members are ISI (on behalf of the Company, until execution of an assignment effective January 1, 2005 this interest was held by SSII), Internet Opportunity Entertainment Limited (a company incorporated in Antigua and an affiliate of Sportingbet) ("IOEL") and the General Partner (a company incorporated in the Cayman Islands).

         As required pursuant to Cayman Islands partnership law, the General Partner acts as the general partner of Bullen Road. The General Partner is itself now owned in equal shares by ISI and IOEL.

         Bullen Road was formed as part of the Sportingbet Transaction (See Item 4: Sportingbet Transaction and Item 10: Material Contracts) and is the vehicle through which the Company and Sportingbet jointly own the proprietary interest in the Gaming Software. The terms and conditions on which the Company and Sportingbet are to control and run Bullen Road and the General Partner are set out in a Partnership Agreement. On January 1, 2005, SSII Ltd transferred its interest in the Bullen Road LP to Interactive Systems Inc., a wholly-owned subsidiary of WG International. Agreements in respect of this transaction have been included as exhibits to a Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 4, 2005.

         TIC, INC.

         TIC is a company incorporated in Antigua. It was formed in January
2005.

         TIC is part of the Company's plan of reorganization of certain entities within the Group, which reorganization was approved in 2004 and with an expected completion of June 2005. As part of this reorganization, ISI will acquire the trade or business of the remaining subsidiaries currently held by LVA. LVA will be wound up and to the extent there may be any remaining liabilities or obligations of LVA, such liabilities or obligations will be transferred to TIC until these are resolved.

         EFS CARIBBEAN INC.

         EFS Caribbean Inc. (incorporated in Antigua) ("EFS") was dedicated to the electronic transfer of funds and was established in order to facilitate local banking relationships for transaction processing.

         In February 2004, the service offerings of EFS were terminated by the Company as part of certain cost saving measures. The Company has agreed contractual arrangements with Sportingbet and Fincorp, a subsidiary of Sportingbet, through which the Company now provides transaction processing services to its licensees.

         EFS is currently inactive and is not used for any trading activity. The Company believes that EFS does not have any actual or contingent liabilities or obligations and the Company is in the process of liquidating this entity.

         WORLD GAMING SERVICES, INC.

         World Gaming Services, Inc. is a Company incorporated in Antigua.

         World Gaming Services, Inc. ran a full service online gaming operation (www.worldgaming.com) and for this purpose, holds a gaming license from the Antiguan authorities. World Gaming Services, Inc. ceased its online gaming operations in June 2003 after six months of operating due to a decision by the Company to focus on its core activities of developing Internet gaming software and working closely with its licensees.

         World Gaming Services, Inc. is currently inactive and is not used for any trading activity. The Company is not aware of any actual or contingent liabilities or obligations and the Company is in the process of liquidating this entity.

GOVERNMENT LICENSING AND REGULATION AND RELATED RISKS

         Our subsidiaries have various connections with the online gaming industry. Until October 2004, Inphinity developed interactive gaming software under contract with SSII. Subsequent to this date, such development is carried out through the joint venture arrangements (See Item 4: Sportingbet Transaction and Item 10: Material Contracts) and ISI licenses online gaming systems to various licensees and provides hosting services. These licensees are licensed to operate interactive casinos in the country where their gaming equipment is physically located. Until February 2004, EFS International (Antigua) Inc. and EFS Caribbean Inc. from its offices in Antigua performed various services for our licensees, including financial transaction processing. ISI, from its offices in Antigua, now performs various services for the licensees, including, but not limited to, providing licensee support and technical support. The Joint Venture Arrangements provide development support to ISI, which benefits our licensees, by maintaining our software systems.

         The licensees operate their interactive casinos from servers maintained by ISI and located in Antigua.

         A significant debate exists whether the laws of any country other than the country where the computer gaming servers are physically located have jurisdiction over the operations of the licensees of ISI. In addition, a significant debate exists whether the laws of any country other than the country where the computer gaming servers are physically located has jurisdiction over the operations of our affiliates, which perform services for the licensees.

         ISI or a Group Company holds a gaming license in the nation of Antigua and Barbuda. It is a condition of our contracts with our licensees that they too must hold a gaming license. Our licensees each have the responsibility to determine from which countries they will accept gaming transactions and ensure that their own gaming license is maintained. All of our licensees gaming transactions are accepted on servers located in Antigua and are governed by the conditions of those licensees gaming licenses. No gaming transactions are accepted or recorded by any subsidiary of the Company other than those processed on our servers located in Antigua and licensed by the government of Antigua and Barbuda under our subsidiary, ISI.

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

         While we believe that the activities of our subsidiaries do not violate or are not subject to such laws and regulations, because there is very little clear statutory and case law authority, this conclusion is not free from doubt. We face the risk of either civil or criminal proceedings brought by governmental or private litigants who disagree with our interpretation of laws and regulations. Because there is little guiding authority, there is a risk that we could lose such lawsuits or actions and be subject to significant damages or civil or criminal penalties and fines. Such proceedings could also involve substantial litigation expense, diversion of the attention of key executives, injunctions or other prohibitions being invoked against our licensees or us and our subsidiaries. The uncertainty surrounding regulation of the Internet gaming could have a material adverse effect on our business, revenues, operating results and financial condition.

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

         The U.S. Justice Department has taken the view that all offshore gaming funds are tainted, because all offshore gaming is illegal. This creates a serious disincentive for non-U.S. banks to provide banking services to Internet gaming operators, and thus negatively impacts our licensees as well as inhibits potential licensees. MBNA, Bank of America and Chase Manhattan Bank and Citibank have announced that they will decline authorization to Americans who try to use their credit cards for online gaming.

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

         The Company and the industry as a whole are under threat from certain factions within the U.S. Congress that seek to ban certain Internet gambling. Whilst legislation has been introduced in both houses of Congress in recent years, no Internet gambling bills have been introduced in the current session of Congress as of April 30, 2005, and thus there are no bills pending. There is no way of knowing if and when such a bill might be introduced, and the Company continues to monitor this situation since the passage of this legislation could have a substantial impact on the business of the Company's licensees and ultimately the Company. IF INTERNET GAMBLING PROHIBITION LEGISLATION IS INTRODUCED AND BECOMES LAW, IT WOULD HAVE AN IMMEDIATE DETRIMENTAL EFFECT ON THE INDUSTRY AND WOULD POSE A SERIOUS THREAT TO THE COMPANY'S CONTINUED OPERATIONS.

         In March 2004, the World Trade Organization held in favor of Antigua and Barbuda and against the United States with regard to unlawful trade restrictions relating to Internet gaming. In April 2005, the US appeal to this ruling was delivered in favor of Antigua, but it is too early to determine what, if any, influence this may have on United States led legislation.

PROPERTY, PLANTS AND EQUIPMENT

         UNITED KINGDOM

         Our registered office now operates from Minerva House, 5 Montague Close, London. The Company has no physical assets at this location. Corporate activities are managed from our office in Antigua.

         ANTIGUA

         The operations of ISI, SSII (now dormant) and EFS International (Antigua) (now dormant) are located in 2,500 square feet of commercial space at Jasmine Court located at Friar's Hill Road, St. Johns, Antigua, at an annual cost of approximately $49,000 plus utilities. The lease expires on May 1, 2009.

         CANADA

         WG Interactive sub-leases approximately 2,500 square feet for its administrative activities at 1401 West 8th Avenue, Vancouver, Canada. The sub-lease is from Alea Software (See Item 4: Sportingbet Transaction and Item 10: Material Contracts). The sub-lease expires May 31, 2007 and is terminable on 3 months written notice to the other party. The annual cost is approximately $50,000.

         In 2004, we successfully terminated the lease over office space in Toronto. The lease, signed in 2001, was for a term of five years expiring September 30, 2006 and a base rent of approximately $90,000 in the first year, increasing to approximately $110,000 per year by the end of the lease. The Company had vacated the office in 2002.

         EQUIPMENT

         During the years ended December 31, 2004, 2003 and 2002 we made capital expenditures of approximately $1.1 million, $0.4 million and $2.0 million, respectively. The expenditures were primarily for computer equipment and related items in order to increase our capacity to process transactions and improve overall system reliability.

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

RESULTS OF OPERATIONS

         On May 25, 2001, pursuant to an Agreement and Plan of Reorganization executed on May 17, 2001, LVA Holdings Inc. (formerly Starnet Communications International Inc.) became a wholly-owned subsidiary of World Gaming Plc, a Company organized in England and Wales for the purpose of facilitating a new holding company structure.

         World Gaming Plc ("World Gaming" or the "Company") is a holding company incorporated under the laws of England and Wales that, through its subsidiaries and joint venture arrangements, is a developer, licensor and supplier of online gaming products, including casino, sportsbook, poker and pari-mutuel betting.

         Interactive Systems Inc., a wholly-owned subsidiary of the Company incorporated and operating out of Antigua, licenses gaming software to third parties for an initial licensing fee and monthly royalties. In addition, Interactive Systems Inc. provides hosting and other systems administrative services to its licensees. WG Interactive Inc., a wholly-owned subsidiary of the Company, incorporated and operating out of British Columbia, Canada, provides further administrative services on behalf of ISI Limited such as development support.

         The following tables set out selected consolidated information from the statements of operations for the years ended December 31, 2004, 2003 and 2002; and, the balance sheets as at December 31, 2004, 2003 and 2002:

         SELECTED STATEMENT OF OPERATIONS INFORMATION

                                  FOR THE YEARS ENDED DECEMBER 31,
                                -----------------------------------
                                  2004         2003          2002
                                --------     --------      --------
Net sales                       $ 16,288     $ 17,698      $ 16,777
Gross margins                     14,417       15,548        15,073
Operating expenses                 9,234       13,421        20,483
Profit/(loss) from operations      5,183        2,127        (5,410)
Net profit/(loss)                 17,370        2,958        (5,318)

         SELECTED BALANCE SHEET INFORMATION

                                  FOR THE YEARS ENDED DECEMBER 31,
                                -----------------------------------
                                  2004         2003          2002
                                --------     --------      --------
Working capital                 $ 14,866     $   (126)     $ (5,581)
Total assets                      23,379       12,591         8,377
Long term debt                         -        2,944         3,804
Accumulated deficit               (6,353)     (23,723)      (26,681)
Total shareholders' equity        16,028          828        (3,545)

OPERATING RESULTS FOR FISCAL 2004

         Total revenues for the year ended December 31, 2004 decreased by 8.0% or $1,410 to $16,288 compared to $17,698 for the same period last year. Net income from operations for the year ended December 31, 2004 was $5,183 or $0.16 per participating ordinary share compared to net income of $2,127 or $0.05 per participating ordinary share last year. Participating ordinary shares include those shares that have voting and economic rights and exclude those shares held by Sportingbet in accordance with the transaction effective October 1, 2004 (See
Item 4: Sportingbet Transaction and Item 10: Material Contracts).

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

         Net income for the year ended December 31, 2004 increased by 487.2% or $14,412 to $17,370 compared to $2,958 for the same period last year. The significant increase in net income from the prior year relates to an extraordinary gain on disposal of assets attributable to the Sportingbet transaction of $12,187 (2003: $Nil) described below.

         Royalty revenue from software licensing decreased 4.0% or $629 to $15,227 for the year ended December 31, 2004 compared to $15,856 for the same period last year. The decrease is as a result of the transaction with Sportingbet where, effective October 1, 2004, the Company no longer receives royalty revenues from this customer. For comparative purposes, revenue from continuing licensees excluding Sportingbet grew 41% to $5,574 for the year ended December 31, 2004 when compared to the prior year. The growth in revenue from these licensees has continued through the first quarter of 2005.

         In February 2004, the Company closed its transaction processing and customer service divisions migrating licensees that utilized these services to a third party supplier. For comparative purposes, $1,765 of transaction processing fee revenue was included in total revenues for the year ended December 31, 2003 compared to $423 in the year ended December 31, 2004. Direct costs associated with this division exceeded fee revenue in every quarter up to the date of its closure.

         Despite the exclusion of transaction processing fee income since February 2004, revenues have continued to grow due to increases in total wagering volume experienced by licensees. For the twelve months ended December 31, 2004, gross wagering volumes increased 63% to $6.2 billion when compared to $3.8 billion in the prior year. Growth in wagering volume from continuing licensees, excluding Sportingbet, was 73%. Management believes that the growth in wagering volume is attributable to both a continued expansion of the market for internet gaming. In addition, this growth is partially attributable to increased reliability of the Company's product suite as a result of infrastructure and support services upgrades. Overall net win experienced by licensees exceeded last year. (Net win for the Company's licensees is the difference between the amount wagered (bet placed) by a customer and the amount paid back to (won by) that customer). Consequently, continuing licensees' revenues representing a total of 10 licensees at December 31, 2004 increased 58% over the prior year.

         The gross margin for the year ended December 31, 2004 was 88.5% compared to 87.9% for the same period last year. The increase resulted from a more profitable revenue mix due to the closure of the transaction processing division in February 2004 and the recovery of hosting fees attributable to Sportingbet for continuing to host their data on the Company's servers in Antigua. Effective October 1, 2004 Sportingbet now pays the Company for its usage of the Company's hosting facility. The payment is on a cost plus 10% basis and amounted to revenue of $621 in the year ended December 31, 2004 compared to $nil for the year ended December 31, 2003.

         Operating expenses including interest and depreciation decreased 31.2% to $9,234 during the year ended December 31, 2004 compared to $13,421 for the same period last year.

The decrease occurred primarily due to the following:

      o The removal of development costs effective October 1, 2004 as a result of the transaction with Sportingbet. These costs were approximately $1,100 per quarter.

      o Depreciation charges declined $513 or 26.5% when compared to the same period last year;

      o An 18.8% reduction in other corporate overhead or a reduction of $1,914, when compared to the same period last year.

         The Company believes it has stabilized its cost base through 2004 while maintaining its commitment to continue investing in enhanced infrastructure and product offerings for its existing licensees.

OPERATING RESULTS FOR FISCAL 2003

         Revenues from all components of the gaming business, which include licensing and financial transaction processing, increased 5 percent or $921 to $17,698 for the year ended December 31, 2003 when compared to $16,777 for the prior year.

         Net win for our licensees is calculated as the difference between the amount wagered (bet placed) by a customer and the amount paid back to (won by) that customer. Subject to the volume of total amounts wagered net win on live sports events are higher than those on interactive casino gaming.

         Contributing to the increase in total revenue was a 7 percent or $1,056 increase in royalty revenue to $15,856 when compared to $14,800 for the year ended December 31, 2002. For the year ended December 31, 2003 the continued growth in royalty revenue was driven primarily by the following:

      o An increase of 9 percent in licensee's wagering activity utilizing our gaming infrastructure. The value of wagers placed for the year ended December 31, 2003 was $3.8 billion when compared to $3.4 billion for 2002.

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

         It should be noted that royalty revenue from one of our operating licensees represented approximately 67 percent of our total sales for the year ended December 31, 2003, compared to the same 67 percent for the year ended December 31, 2002. While there was a 7 percent growth in gaming revenue generated by this licensee, there was a 50 percent growth in gaming revenues generated by our other continuing licensees. Effective October 1, 2004, the Company entered into a Joint Venture arrangement with this licensee (See Item 4:
Sportingbet Transaction and Item 10: Material Contracts).

         During the year ended December 31, 2003, we lost one licensee resulting in a total of 9 active licensees as of December 31, 2003.

         Revenue from fees charged in respect of transaction processing on behalf of certain licensees increased 56 percent or $634 to $1,765 during 2003 when compared to the year ended December 31, 2002. This increase is the result of a revision of fees charged to our licensees in June 2003 to a level that covered the charges we were incurring from the transaction processing gateways we utilized. In addition, the increase in deposit volume also contributed to the overall increase in revenues. Transaction processing fees increased considerably during the year as processors willing to accept gaming transactions became more scarce. In February 2004, we closed the transaction processing and customer service divisions of our business. This was in recognition that licensees utilizing these divisions were better serviced outside our core software development business. The transaction volume that we processed at the time of closure represented 6% of system-wide transaction volume.

         Our margin increased 3 percent or $475 during the year ended December 31, 2003 when compared to $15,073 for 2002. Gross margin represents our total revenues less charges primarily for transaction processing, described above and Internet bandwidth. Gross margin percentage declined to 88 percent for the year ended December 31, 2003 from 90 percent when compared to 2002. The decline in gross margin percentage reflected a less profitable revenue mix as transaction processing revenue increased as a percentage of total revenue. Such revenues have close to 100% direct costs. Therefore any increase in these revenues as a percentage of overall revenues has the effect of reducing our gross margin percentage.

         As a result of our continuing effort to reduce operating costs, expenses including interest and depreciation decreased by 34 percent to $13,421 during the year ended December 31, 2003 compared to $20,483 for the year ended December 31, 2002. The decrease was primarily due to the following:

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

      o Depreciation expense decreased 39% or $1,235 during 2003 when compared to 2002. This reduction was the result of a number of significant assets becoming fully depreciated in the third quarter of 2003.

      o Communication costs decreased 46% or $397 during 2003 when compared to 2002 as contracts with certain suppliers were cancelled or renegotiated and the use of voice-over IP telecommunication was utilized.

      o Salaries and wages decreased 10% or $670 during 2003 despite severance costs incurred on a number of senior employees in 2003.

      o Professional fees declined 22% or $390 during the year ended December 31, 2003 when compared to 2002 as litigious matters requiring third party advice declined and other advisors were not utilized or changed.

      o Other corporate overhead including occupancy costs, board expenses and travel declined 30% or $1,314 during 2003 when compared to 2002 through initiatives such as relocation or closure of offices and renegotiation or changes in certain supplier accounts.

         Other income increased by $889 to $981 from $92 for the same period last year. The increase in other revenue is primarily due to significant lease liability settlements agreed during the year.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2004, the Company had $7,944 in cash and cash equivalents up from $2,657 at December 31, 2003. The increase over the year was primarily due to profits and the receipt of $3,000 from Sportingbet. Profits earned in the period were as a result of increased royalty revenues from licensees and maintaining a stabilized cost base with greater scalability. In addition, on October 1, 2004 the Company received $3,000 from Sportingbet representing the first installment of consideration payable under the terms of the transaction.

         Working capital at December 31, 2004 improved to $14,866 from $(126) at December 31, 2003. The primary reason for the increase in working capital relates to consideration received ($3,000) or receivable ($7,000) from Sportingbet as a result of the transaction effective October 1, 2004. In addition the improvement in working capital is due to the decline in current liabilities through the execution and completion by current management of payment plans on significant lease and other obligations and payment of remaining loan balances.

         Reserves and deposits held by credit card processors on behalf of our licensees were $2,234 at December 31, 2004, down from $5,948 at December 31, 2003. The decrease in funds held relates to residual funds receivable from processors after the closure of the transaction processing division in

February 2004. These reserves are expected to continue to decline until all amounts have either been received or written off. As these funds are held on behalf of licensees, the Company does not release such funds to the licensee until they are collected from the respective processor. It is expected that as funds receivable are deemed uncollectible, such funds will be written-off and offset against corresponding amounts owing to licensees.

         Accounts receivable increased by $2,900 from $1,538 at December 31, 2003 to $4,438 at December 31, 2004. The accounts receivable balance primarily consists of amounts due to the Company in respect of deposits processed on behalf of licensees during December 2004. The Company collects all funds processed by our licensees in the previous month within 30 days of month-end of the preceding month. The Company then collects its royalty from these funds before distributing to respective licensees. December represents a busy month on the US winter sports season calendar and, therefore deposit volumes increase, reflecting a higher balance receivable at December 30, 2004. Royalties due from operating licensees who do not utilize the Company's outsourced processing function are usually collected towards the end of the following month. Prior to closure of the transaction processing division in February 2004, such amounts would have been disclosed as amounts due from processors.

         Prepaid expenses and deposits decreased by $250 to $344 at December 31, 2004 compared to $594 at December 31, 2003. The decrease is due to lower prepaid software licensing costs at year end due to change in the payment scheduling with Oracle during the year.

         Consideration receivable of $7,000 represents cash payments due from Sportingbet in respect of the transaction which took effect October 1, 2004. A further staged payment of $3,000 was received on March 1, 2005 and the balance of $4,000 is receivable no later than November 1, 2005.

         Accounts payable and accrued liabilities balances increased by $636 to $7,080 in the year ended December 31, 2004 compared to $6,444 at December 31, 2003. The balance comprises reserves and deposits described above of $2,234 due to our licensees together with amounts receivable in respect of December 2004 processing net of the Company's royalties. These amounts will subsequently be paid to our licensees if and when received. In addition, amounts managed for jackpot balances of $594 at December 31, 2004 are included in the balance together with general accounts payable. Jackpot balances are amounts held on behalf of our licensees for gaming products utilized on their websites.

         Net cash used in investing activities for the year ended December 31, 2004 was $1,867 compared to $219 for the same period last year. This amount primarily represents payments under the current Oracle license contract, and those under the upgrade described below, investment in new hardware infrastructure and Denial of Service (DoS) defense equipment. Towards the end of the second quarter of 2004 the Company began investing in a major upgrade to its hosting facilities in Antigua to increase stability of the Company's computer operating systems, as well as scalability. The upgrade involved moving to an Oracle 10g database platform in addition to replacement and expansion of disk storage sub-systems.

         Net cash used for financing activities for the year ended December 31, 2004 was $3,081 compared to $747 for the same period last year. Cash was primarily used for payments on lease settlements negotiated during the second half of 2003, and repayments of amounts due to Sportingbet. In addition, under the terms of the transaction with Sportingbet, $7,000 of cash remained receivable in respect of the transaction at December 31, 2004.

CONTRACTUAL OBLIGATIONS

         At December 31, 2004, the Company had the following contractual obligations:

                                               Payments due by period
                                     -----------------------------------------
Contractual obligations              Total  less than  1 - 3  3 - 5  more than
                                              1 year   years  years   5 years

Long-term debt obligations              -        -        -      -        -
Capital (Finance) Lease Obligations     -        -        -      -        -

Operating Lease Obligations           319      101      106    112        -
                                      ---      ---      ---    ---      ---
Total                                 319      101      106    112        -

TREND INFORMATION

         We have not identified any changes in trends in our operations since the end of the financial period ended December 31, 2004.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

         The names, positions and ages of our directors and senior management as of April 30, 2005 are as follows:

       NAME         AGE                 POSITION               DATE(S) APPOINTED

James H. Grossman   65    Chairman of the Board and Director   April 11, 2003

A. Daniel Moran     37    Director and Chief Executive         April 11, 2003
                          Officer

David Naismith      31    Director and Chief Financial         August 1, 2003
                          Officer

Jonathan Moss       51    Sales and Marketing Director         January 1, 2005,
                                                               appointed to the
                                                               Board of
                                                               Directors
                                                               March 1, 2005.

Clare Roberts       56    Non-executive Director               October 18, 2000

Michael Cumming     64    Non-executive Director               March 1, 2005

         See Item 10 - Additional Information - Board Action and Powers for a discussion on the terms and conditions underlying the appointment to the Board of Directors.

         David Fleming resigned from the position of Chief Technology Officer in January 2004.

BACKGROUND INFORMATION CONCERNING DIRECTORS

         JAMES H. GROSSMAN, CHAIRMAN OF THE BOARD AND DIRECTOR

         James H. Grossman, who became Chairman on April 11, 2003, is an attorney with experience in the international business, corporate, and venture capital areas and has an active international commercial arbitration practice. Mr. Grossman was of counsel to Reed Smith Crosby Heafey in San Francisco, California and predecessor entities from January 2000 until August 2003. From 1995 to 1999, he practiced law as a sole practitioner and also acted as a business consultant.

         In 1992, Mr. Grossman was appointed by then President George H.G. Bush to serve as Chairman of the U.S. Foreign Claims Settlement Commission, where he actively participated in quasi-judicial international arbitration relating to expropriation of property by foreign governments. Mr. Grossman has served as a Special Representative for the United Nations Development Program, focusing on the implications upon certain Balkan nations of sanctions imposed on the then former Yugoslavia.

         Mr. Grossman also was the Chief Negotiator for the U.S. in the tariff reduction acceleration round of the US-Canada Free Trade Agreement, which was a precursor to the creation of NAFTA. He obtained his undergraduate degree in International Relations/Political Science/History in 1960 from the University of California at Berkeley and a J.D. from Harvard Law School in 1963. Mr. Grossman has also served as a director of Champion Communication Services, Inc., a company based in Houston, Texas, publicly traded on the OTC Bulletin Board and the Canadian Venture Exchange. Information regarding retirement of directors is disclosed in Item 10: Additional Information.

         A. DANIEL MORAN, DIRECTOR AND CHIEF EXECUTIVE OFFICER

         Daniel Moran, who became Chief Executive Officer of the Company on April 11, 2003, has over 15 years of international business experience, primarily in the technology and Internet sectors seven of which have been in the e-gaming sector. Most recently, he was the Managing Director for Sportingbet Australia, where his duties included strategic planning and automation of the business process, overseeing operations, regulatory compliance, government relations and the management of a 50-person staff.

         Prior to joining Sportingbet in March 2000, Mr. Moran was a consultant in Australia, providing advice to companies seeking to organize and become licensed to conduct Internet gaming operations in a regulated market. Mr. Moran received a BSc in (Computing Science) from Macquarie University, Australia and a Post Graduate Diploma in Management from the Macquarie Graduate School of Management, Australia. Information regarding retirement of directors is disclosed in Item 10: Additional Information.

         DAVID NAISMITH, DIRECTOR AND CHIEF FINANCIAL OFFICER

         David Naismith was elected to the Board as Chief Financial Officer of the Company effective August 1, 2003. Mr. Naismith is a qualified chartered accountant with several years experience in Internet gaming, most recently holding a senior finance role with Sportingbet. Prior to this, Mr. Naismith held regional finance directorships at Sportingbet before assuming responsibility for these finance divisions globally based in London. Having qualified as a chartered accountant in audit with BDO, Mr. Naismith progressed to transaction support predominately for international media groups, many of whom have U.S. based parents, working in both Australia, London and within Europe.

         Together with a financial control and reporting background, Mr. Naismith's experience in the on-line gaming industry includes capital raising, acquisitions and global merchant processing in several locations including Costa Rica, United Kingdom, Austria and Australia. Mr. Naismith holds a Bachelor of Commerce in finance from Bond University in Australia and is a member of the Institute of Chartered Accountants, where he was ranked in the top 5 per cent of candidates. Information regarding retirement of directors is disclosed in Item 10: Additional Information.

         JONATHAN MOSS, SALES AND MARKETING DIRECTOR

         Jonathan Moss has eight years senior management experience in the e-gaming sector. Immediately prior to his appointment at World Gaming, Jon held the position of Business Development Director at WagerLogic Limited, the licensing and services subsidiary of CryptoLogic Inc., one of the industry's leading e-gaming software providers. Mr. Moss dealt with brand-name clients to CryptoLogic's casino and poker solutions including Betfair, Littlewoods Gaming, The Ritz Club of London and ukbetting PLC.

         Mr. Moss has also played a key role in industry lobbying efforts related to the forthcoming UK Gambling Bill and is an experienced speaker at international e-gaming conferences. Prior to joining

WagerLogic, Mr. Moss was the principal of a leading industry consulting group and a director at Access Systems, who brought the world's first regulated internet casino, Lasseters.com, to market in 1999.

         Mr. Moss's previous international business experience includes international careers with Unisys and Motorola, heading computer and telecommunications business units in Australia and the United States. Mr. Moss holds a BSc Honors Degree in Economics and Psychology and a Postgraduate Degree in Education. Information regarding retirement of directors is disclosed in Item 10: Additional Information.

         CLARE KAMAU ROBERTS, NON-EXECUTIVE DIRECTOR

         Clare Roberts has served as a director of the Company since October 18, 2000 and was Chairman of the Board from November 20, 2002 to April 11, 2003. He is a former Attorney General and Minister of Justice and Legal Affairs of Antigua and Barbuda from 1994 to 1997.

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

         Mr. Roberts is president of the Inter American Commission on Human Rights, to which he was elected in May 2001. He has served as a consultant to various government agencies throughout the Caribbean region.

         Mr. Roberts received a BA and L.L.B. from the University of West Indies, a Legal Education Certificate from the Caribbean Council of Legal Education, a Diploma in Legislative Drafting from the University of Ottawa in Canada and attended Harvard University for a program of instruction for lawyers in 1995 and 1996. Information regarding retirement of directors is disclosed in
Item 10: Additional Information.

         MICHAEL CUMMING, NON-EXECUTIVE DIRECTOR

         Michael Cumming has over 35 years of experience in the field of Private Equity. Prior to his retirement in 1996 he was for 14 years the Managing Director of Barclays Private Equity which he expanded from a London base into a company with nine offices worldwide.

         He is currently Chairman of Mercia Fund Management, Matrix Venture Fund VCT PLC, Private & Commercial Finance Group PLC and UK Smaller Companies Tracker Trust PLC. He is also a non-executive Director of Graphite Enterprise Trust PLC and Forelle Estates Holdings Limited. He has degrees from Royal School of Mines, Imperial College, London and the Stanford Graduate School of Business Administration, Palo Alto, California. Information regarding retirement of directors is disclosed in Item 10: Additional Information.

BACKGROUND INFORMATION CONCERNING SENIOR MANAGEMENT AND CERTAIN KEY EMPLOYEES

         PAUL BOTELHO, DIRECTOR OF PRODUCT DEVELOPMENT

         Paul Botelho joined World Gaming in 1999 and is responsible for overseeing product development for the company in respect of the Company's software.

         Mr. Botelho has over 12 years of marketing and product development experience in the gaming and packaged goods industries. Mr. Botelho began his career with the British Columbia Lottery Corporation (BCLC) where he was responsible for mass marketing, brand management and the development of the BCLC's first Internet presence.

         Mr. Botelho holds a Bachelor of Applied Science from Simon Fraser University and is a member of the American Marketing Association and the Canadian Marketing Association.

         ANDREW COCHRAN, DIRECTOR OF INFORMATION TECHNOLOGY

         Andrew Cochran joined the Company in September, 2001 and has been in the IT field since 1993. Mr. Cochran has expertise in designing and managing large scale enterprise networks and systems. As Director of IT, he architects and manages all the gaming systems and networks for World Gaming.

         Prior to Joining World Gaming Mr. Cochran held many lead roles in the telecommunications industry. At Bell Canada he was responsible for the design and operation of Bell's Sympatico and Advanced Business Internet infrastructure. In Bermuda he helped Logic Communications establish an island wide DSL service. Prior to these positions he was an independent consultant offering engineer services to a variety of organizations.

COMPENSATION

         COMPENSATION OF NON-EMPLOYEE BOARD MEMBERS

         We have entered into agreements with our three independent directors as follows: Mr. Grossman receives a fee of (pound)66,000 per year and Messrs. Roberts and Cumming a fee of (pound)21,600 per year. Mr. Grossman's fees include compensation for up to five hours a month of legal services to be provided by Mr. Grossman to the Company and Mr. Grossman may additionally provide up to five hours per month of legal services, the fees for which shall not exceed a total of US$2,000.00 per month. In addition, Mr. Grossman has been granted share options to purchase ordinary shares as follows: The Company on June 4, 2003 authorized the issuance of options to purchase 150,000 ordinary shares all of which vested only on April 11, 2004 and options to purchase 300,000 ordinary shares all of which vested only on April 11, 2005. The Company on July 1, 2004 authorized the issuance of options to purchase 500,000 ordinary shares all of which were to vest on April 11, 2006; however such options vested as a result of a deemed change of control in accordance with the option terms and conditions which took place on October 1, 2004. The Company on January 3, 2005 authorized the issuance of options to purchase 500,000 ordinary shares all of which vest only on January 3, 2007.

         Mr. Roberts has been granted options, of which 100,000 are exercisable and fully vested at an exercise price of $2.13; 50,000 are exercisable and fully vested at an exercise price of $1.44. In August 2003, Mr. Roberts relinquished options to purchase 200,000 shares at an exercise price of $0.31 granted in July 2001. These options were granted at below market value and therefore in breach of the current Option Committee policy. As consideration for this relinquishment, he was granted options at the then market price of $0.15 to purchase 200,000 shares of which 100,000 were fully vested at the time of the grant and the remaining 100,000 will vest in August 2005. The Company on July 1, 2004 authorized the issuance of options to purchase 100,000 ordinary shares all of which vest only on October 18, 2006. The Company on January 3, 2005 authorized the issuance of options to purchase 25,000 ordinary shares all of which vest only on January 3, 2007.

         On March 1, 2005 Mr. Cumming was granted options to purchase 100,000 ordinary shares at an exercise price of $0.69 all of which vest only on March 1, 2007.

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

         COMPENSATION OF OUR SENIOR MANAGEMENT

         The following table sets forth all compensation, in U.S. dollars, we paid to our senior management and directors including stock options grants during the year ended December 31, 2004 and stock options granted as of April 30, 2005. All of the options listed in the table below represent options to purchase our ordinary shares or ADR's. Options issued and vesting schedules for existing Directors are set forth in the chart below. All new options granted to our employees and officers will normally vest over a two-year period from the date of the grant. Please see "Item 10. Material Contracts" for a description of employment agreements with our senior management.

                   NAME AND PRINCIPAL POSITION                         COMPENSATION       OPTIONS VESTED/ OPTIONS
                                                                                          GRANTED AS OF APRIL 30,
                                                                            ($)                     2005
_________________________________________________________________________________________________________________
James H. Grossman, Chairman of the Board and Director (1)                 267,796             950,000/ 1,450,000

A. Daniel Moran, Chief Executive Officer and Director (2)                 468,910           2,000,000/ 2,500,000

David Naismith, Chief Financial Officer and Director (3)                  386,640           1,150,000/ 1,650,000

Jonathan Moss, Sales and Marketing Director (4)                                 -                      -/650,000

Clare Roberts, Director (5)                                                32,990               250,000/ 475,000

Michael Cumming, Director (6)                                                   -                      -/100,000

David Fleming, former Chief Technology Officer and Director
and Managing Director Inphinity (7)                                        89,279                 66,666/ 66,666

Mark Thompson, Operations Director and Managing Director SSII (8)         160,200               310,000/ 310,000

______________________________

(1) James H. Grossman has served as a Director and Chairman of the Board since April 11, 2003. Effective January 1, 2005 his annual compensation for such service and up to five hours a month of legal services is (pound)66,000 plus US$2,000 per month for such legal services. The Company on June 4, 2003 authorized the issuance of options to purchase 150,000 ordinary shares all of which vested only on April 11, 2004 and options to purchase 300,000 ordinary shares all of which vested only on April 11, 2005. The Company on July 1, 2004 authorized the issuance of options to purchase 500,000 ordinary shares all of which vest only on April 11, 2006; however such options vested as a result of a deemed change of control in accordance with the option terms and conditions which took place on October 1, 2004. The Company on January 3, 2005 authorized the issuance of options to purchase 500,000 ordinary shares all of which vest only on January 3, 2007. All option grants are at the then market value on the date of grant. During 2004, Mr. Grossman received compensation for additional legal services at a rate of $400 per hour in an amount of $21,000. Unvested options will terminate if Mr. Grossman's directorship is terminated for cause. If Mr. Grossman is terminated for another reason not contemplated by an option agreement then options shall be exercisable for a period of 12 months after the termination period but only to the extent that it is vested and exercisable on the date of the end of such termination period, except as permitted in the sole discretion of the Board. All options granted to Mr. Grossman otherwise have an exercise period of the greater of 10 years from the date of grant or at the expiration of the Option Plan in 2011. Mr. Grossman is entitled under the terms of his service agreement to a deferred bonus of 75% of the total bonuses receivable by him over three years of service with the Company payable on his third anniversary. Mr. Grossman will only receive his entitlement to this deferred bonus if he is still employed by the Company on such third year anniversary. (See Item 10. Material Contracts).

(2) A. Daniel Moran's employment as Chief Executive Officer and Director with World Gaming plc commenced on April 11, 2003. Effective January 1, 2005 his annual base compensation is (pound)158,500 with an annual housing allowance of $72,000 and certain other additional benefits. The Company on June 4, 2003 authorized the issuance of options to purchase 1,000,000 ordinary shares all of which vested on April 11, 2004 and options to purchase 500,000 ordinary shares all of which vest only on April 11, 2005. The Company on July 1, 2004 authorized the issuance of options to purchase 500,000 ordinary shares all of which vest only on April 11, 2006. In accordance with Mr. Moran's contract a deemed change of control took place on completion of the transaction with Sportingbet Plc. In accordance with the change of control provisions, all option grants prior to October 1, 2004 vested immediately. The Company on January 3, 2005 authorized the issuance of options to purchase 500,000 ordinary shares all of which vest only on January 3, 2007. All option grants are at the then market value on the date of grant. Unvested options will terminate if Mr. Moran's employment is terminated for cause. If Mr. Moran is terminated for another reason not contemplated by an option agreement then options shall be exercisable for a period of 12 months after the termination period but only to the extent that it is vested and exercisable on the date of the end of such termination period, except as permitted in the sole discretion of the Board. All options granted to Mr. Moran otherwise have an exercise period of the greater of 10 years from the date of grant or at the expiration of the Option Plan in 2011. Mr. Moran is entitled under the terms of his service agreement to a deferred bonus of 75% of the total bonuses receivable by him over three years of service with the Company payable on their third anniversary. Mr. Moran will only receive his entitlement to this deferred bonus if he is still employed by the Company on such third year anniversary. (See Item 10. Material Contracts).

(3) David Naismith's employment as Chief Financial Officer and a Director with World Gaming plc commenced on August 1, 2003. Effective January 1, 2005 his annual base compensation is (pound)129,200, with an annual housing allowance of $48,000 and certain other additional benefits. In addition, the Company on June 4, 2003 authorized the issuance of options to purchase 150,000 ordinary shares all of which vested on June 4, 2004 and options to purchase 500,000 ordinary shares all of which vest only on August 1, 2005. The Company on July 1, 2004 authorized the issuance of options to purchase 500,000 ordinary shares all of which vest only on August 1, 2006. In accordance with Mr. Naismith's contract a deemed change of control took place on completion of the transaction with Sportingbet Plc. In accordance with the change of control provisions, all option grants prior to October 1, 2004 vested immediately. The Company on January 3, 2005 authorized the issuance of options to purchase 500,000 ordinary shares all of which vest only on January 3, 2007. All option grants are at the then market value on the date of grant. Unvested options will terminate if Mr. Naismith's employment is terminated for cause. If Mr. Naismith is terminated for another reason not contemplated by an option agreement then options shall be exercisable for a period of 12 months after the termination period but only to the extent that it is vested and exercisable on the date of the end of such termination period, except as permitted in the sole discretion of the Board. All options granted to Mr. Naismith otherwise have an exercise period of the greater of 10 years from the date of grant or at the expiration of the Option Plan in 2011. Mr. Naismith is entitled under the terms of his service agreement to a deferred bonus of 75% of the total bonuses receivable by him over three years of service with the Company payable on their third anniversary. Mr. Naismith will only receive his entitlement to this deferred bonus if he is still employed by the Company on such third year anniversary. (See Item 10. Material Contracts).

(4) Jonathan Moss' employment as Director of Sales and Marketing with World Gaming commenced on January 1, 2005. His annual base compensation is (pound)100,000 with certain other additional benefits. On March 1, 2005, Mr. Moss was appointed to the Board of Directors of World Gaming plc. No changes were made to Mr. Moss' compensation as a result of this appointment. The Company on January 1, 2005 authorized the issuance of options to purchase 650,000 ordinary shares, 500,000 of which vest on 1 January, 2007 and 150,000 which vest on 1 January 2007 subject to certain performance related criteria. Mr. Moss is entitled under the terms of his service agreement to a deferred bonus of 75% of the total bonuses receivable by him over three years of service with the Company payable on his third anniversary. Mr. Moss will only receive his entitlement to this deferred bonus if he is still employed by the Company on such third year anniversary.

(5) Clare Roberts has served as a Director from October 18, 2000. Effective January 1, 2005 his annual compensation for such service is (pound)21,600. Mr. Roberts has been granted options, of which 100,000 are exercisable and fully vested at an exercise price of $2.13; 50,000 are exercisable and fully vested at an exercise price of $1.44. In August 2003, Mr. Roberts relinquished vested options to purchase 200,000 shares at an exercise price of $0.31 granted in July 2001as these options were granted at below market value and therefore in breach of the current Option Committee policy. As consideration for this relinquishment, he was granted options at the then market price of $0.15 to purchase 200,000 shares of which 100,000 were fully vested at the time of the grant and the remaining 100,000 will vest in August 2005. The Company on July 1, 2004 authorized the issuance of options to purchase 100,000 ordinary shares all of which vest only on October 18, 2006. The Company on January 3, 2005 authorized the issuance of options to purchase 25,000 ordinary shares all of which vest only on January 3, 2007. All option grants are at the then market value on the date of grant. In addition from time to time, Mr. Roberts acts as Counsel to the Company in specific matters where his expertise is considered valuable by the Board. During 2004, Mr. Roberts did not receive compensation for such legal services. Options will terminate if Mr. Robert's directorship is terminated for cause, or if Mr. Roberts voluntarily resigns without appropriate or agreed notice and termination terms, unless otherwise agreed by the Board. If Mr. Roberts is terminated for another reason not contemplated by an option agreement then the option shall be exercisable for a period of 12 months after termination but only to the extent that they are vested and exercisable on the date of the end of the termination period, except as permitted in the sole discretion of the Board. All options granted to Mr. Roberts otherwise have an exercise period of 10 years from the date of grant or at the expiration of the option plan in 2011.

(6) Michael Cumming was appointed to the Board of Directors as a non-executive director effective March 1, 2005. His annual compensation is (pound)21,600. On March 1, 2005 Mr. Cumming was granted options to purchase 100,000 ordinary shares all of which vest only on March 1, 2007.

(7) David Fleming's employment ceased with effect from January 16, 2004. Under the terms of a settlement agreement, Mr. Fleming continued to be paid his monthly salary until May 16, 2004. Mr. Fleming has retained the options granted on September 10, 2001 for 100,000 ordinary shares at an exercise price of $0.88 which were to vest annually on the anniversary dates over a three year period of which 66,666 had vested at the date of his resignation. The vested options are exercisable for a twelve month period post-termination. On June 4, 2003 the Company authorized the issuance of options to David Fleming to purchase 500,000 ordinary shares which would have vested on April 11, 2005. These options to purchase ordinary shares were forfeited as a result of Mr. Fleming's resignation. (See Item 10. Material Contracts).

(8) Mark Thompson was appointed to the position of Operations Director and Managing Director of SSII on December 1, 2002 on a salary of $130,000 with an annual housing allowance of $30,000 and certain other additional benefits. Mark Thompson's employment with the Company was terminated by resignation effective March 31, 2005. Mr. Thompson had been granted options to purchase an aggregate of 310,000 ordinary shares of which 30,000 were granted on August 7, 2001 with an exercise price of $1.47 and vesting period of one year; and 80,000 were granted on November 1, 2001 with an exercise price of $0.47 to vest over a one year period. Such options are fully vested. In addition, effective July 1, 2003 Mr. Thompson was granted a further 200,000 options to purchase shares with an exercise price at the then market value of $0.14 to vest at the conclusion of a two year period. All options vested upon termination and remain exercisable for a period of twelve months from the date of termination.

         WORLD GAMING PLC 2001 SHARE OPTION PLAN

         The World Gaming plc 2001 Share Option Plan (the "2001 Plan") provides that eligible persons may acquire options to purchase ordinary shares or ADRs as determined by Board or the Share Option

Committee. The Board serves as the Share Option Committee. The 2001 Plan was adopted by the Board on May 17, 2001 and approved by ordinary resolution of our shareholders on May 17, 2001 in substitution of the LVA Stock Option Plans (1997, 1999 and 1999 (No. 2)), which were terminated in the course of the reorganization and options thereunder were exchanged for new options pursuant to the 2001 Plan.

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

         OPTION PRICE

         Options will be granted at exercise prices to be determined by the Board, which the Board has determined must be the fair market value of the ordinary shares (or ADSs) on the date of grant. Fair market value for these purposes means the closing price of our American Depositary Shares, as traded on the OTC Bulletin Board or the other principal U.S. market for our securities, on the business day immediately preceding the date of grant.

         EXERCISE OF OPTIONS

         Prior to April 2003, the options granted to directors under the 2001 share option agreement generally vested and became exercisable as to 25% of the original number of option shares on the date of grant and a further 25% upon the expiration of each of the following three periods of three months. Options granted subsequent to April 2003 require a more onerous vesting schedule as determined by the Board. Options granted to our employees and officers and directors normally vest over a two-year period from the date of the grant. The Board during 2003 affirmed the requirement that the grant price in respect of all options granted must represent the closing market price prevailing on the date of such grant. The exercise of the options for other categories of optionholders may be tied to certain performance conditions.

         Options will terminate to the extent that they have not vested if an optionholder's employment or service agreement is terminated for cause, or if an option holder voluntarily resigns without appropriate or agreed notice and termination terms, unless otherwise agreed by the Board. If the employee or officer or director is terminated for another reason not contemplated by an option agreement then the option shall be exercisable for a period of 12 months after termination but only to the extent that it is vested and exercisable on the date of the end of termination or notice period, except as permitted in the sole discretion of the Board. If an optionholder's employment or office or directorship is terminated due to his or her death or disability, the options will remain exercisable for a period of 12 months after termination but only to the extent that such options have vested and are exercisable on the date of the end of any termination or notice period. Notwithstanding the foregoing, all options lapse at the end of the option period applicable to them. Options are not transferable and may only be exercised by the persons to whom they are granted, except in the case of the death or disability of the optionholder in which case they would be exercisable by the guardian or personal representative of the optionholder (as the case may be).

         ISSUES OF ORDINARY SHARES OR ADRS

         Ordinary shares or ADRs issued upon the exercise of options will rank equally with ordinary shares or ADRs, as applicable, of the same class, but shall not be entitled to any dividends or other distributions declared prior to the date of the exercise.

         VARIATION IN SHARE CAPITAL

         Options may be adjusted following certain variations in our share capital, including a capitalization or rights issue.

         TERMINATION OF THE 2001 PLAN

         No options may be granted under the 2001 Plan after the tenth anniversary of its adoption.

         AMENDMENTS

         The Board of Directors may amend the 2001 Plan with respect to minor amendments relating to administrative matters. Material modifications will require shareholder approval if such approval is required by law or exchange rules. Additionally, no amendments which would adversely affect the rights of the existing optionholders may be made without their consent.

         On March 18, 2005 a former Director of the company relinquished all rights to purchase 2,200,000 ordinary shares in the company that had fully vested.

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

COMMITTEES OF THE BOARD OF DIRECTORS

         Our Board of Directors has appointed an Audit Committee and a Compensation Committee.

         The Audit Committee of the Board of Directors makes recommendations concerning the engagement of independent public accountants. The Audit Committee charter mandates that the Audit Committee approve all audit, audit-related, tax and other services conducted by our independent accountants. In addition, the Committee reviews the plans, results and fees of the audit engagement with our independent public accountants, and any independence issues with our independent public accountants. The Audit Committee also reviews the adequacy of our internal accounting controls. The current members of the audit committee are James H. Grossman, Clare Roberts and Michael Cumming.

         The Company does not yet have an "audit committee financial expert" serving on its Audit Committee. The Board believes that the appointment of Mr. Cumming to the Board, while not meeting specific financial or accounting officer requirements as defined, brings a significant amount of experience and relevant financial education to the Board. Mr. Cumming has over 35 years experience in private equity, most recently as Managing Director of Barclays Private Equity, a major UK banking group. In addition, Mr. Cumming has an MBA from Stanford Graduate School of Business Administration, Palo Alto, California.

         The Compensation Committee of the Board of Directors determines compensation for our executive officers and key employees and administers our equity plan. The Compensation Committee currently consists of Messrs. Grossman, Roberts and Cumming.

EMPLOYEES

         The number of employees by location as of the dates set forth below is as follows:

                          DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
                              2004            2003           2002

         Antigua               16              51             53
         Canada                17              41             32
         London                 -               -              5
                              ---             ---            ---
         Total                 33              92             90
                              ===             ===            ===

         Licensing operations take place in our office in Antigua, while limited administrative functions are in Vancouver, Canada. Effective February 11, 2004, our EFS transaction processing and customer services departments were closed resulting in the termination of twenty-three employees. Effective October 1, 2004, 44 employees representing the development function of the Group were transferred to Alea Software, a wholly owned subsidiary of Sportingbet Plc (See
Item 4: Sportingbet Transaction and Item 10: Material Contracts). The total number of our employees as of April 30, 2005 is 34.

         Our employees are not represented by a union or other collective bargaining organization and we have never experienced a work stoppage. We believe that our employee relations are good.

SHARE OWNERSHIP OF SENIOR MANAGEMENT AND DIRECTORS

         The table below sets forth certain information concerning the share ownership of our directors and senior management as of April 30, 2005.

                                      NUMBER OF
                                   ORDINARY SHARES                                             PERCENTAGE OF
                      NUMBER OF     OR ADSS WHICH         RANGE                               ORDINARY SHARES
                      ORDINARY     MAY BE ACQUIRED     OF EXERCISE                               OR ADSS
                      SHARES OR      UNDER SHARE        PRICES OF      RANGE OF EXPIRATION     BENEFICIALLY
      NAME           ADSS OWNED      OPTION PLAN        OPTIONS($)      DATES OF OPTIONS          OWNED(1)
James H. Grossman      20,002         1,450,000       $0.14 - $0.69      4/2011 - 5/2011          0.04%(2)

A. Daniel Moran             -         2,500,000       $0.14 - $0.69      4/2011 - 5/2011          0%

David Naismith              -         1,650,000       $0.14 - $0.69               5/2011          0%

Jonathan Moss               -           650,000               $0.39               5/2011          0%

Clare Roberts               -           475,000       $0.14 - $2.13      1/2004 - 5/2011          0%

Michael Cumming             -           100,000               $0.69               5/2011          0%

Mark Thompson               -           310,000       $0.14 - $1.47      8/2006 - 5/2011          0%

_____________________

(1) The information in this table is based on our records, information provided to us by our Directors and Executive Officers and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. This information is based on 46,331,407 ordinary shares issued and outstanding as of April 30, 2005. Including shares underlying options which are exercisable within 60 days of April 30, 2005, none of the identified persons beneficially owned greater than 1% of the Company's American Depository Shares or ordinary shares.

(2) Mr. Grossman purchased 10,000 ADR's on the open market in November 2003 and a further 10,000 ADR's on the open market in February 2005. Continental Stock and Transfer Company transferred its 2 ordinary shares held in the Company for legal purposes to Mr. Grossman in January 2005.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         The following table contains information regarding the beneficial ownership of our ordinary shares, including our American Depositary Shares, as of April 30, 2005, for all shareholders known by us to beneficially own 5% or more of our ordinary shares.

                                                NUMBER OF ORDINARY     PERCENTAGE OF OUTSTANDING
                                                   SHARES OR ADRS        ORDINARY SHARES OR ADRS
   NAME OF BENEFICIAL OWNER                    BENEFICIALLY OWNED(1)       BENEFICIALLY OWNED
Cribbage Limited (a wholly-owned
subsidiary of Sportingbet, PLC)                     8,506,204(2)                  18.6%
Goodison Park Limited (a wholly-owned
subsidiary of Sportingbet, PLC)                     5,000,000(2)                  10.9%

_____________________

(1) The information in this table is based on our records, information provided to us by our Directors and Executive Officers and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. This information is based on 46,331,407 ordinary shares issued and outstanding as of April 30, 2005. (See Item 7. Related Party Transactions).

(2) Under the terms of the Sportingbet agreement (See Item 4: Sportingbet Transaction and Item 10: Material Contracts), Sportingbet has irrevocably agreed to the waiving of all voting, dividend, rights to transfer, rights to participate (other than the right to attend meetings) and other similar rights attaching to such shares in respect of the 13,506,204 issued ordinary shares of the Company for a total consideration of $1 when requested to do so by the Company. These shares will be purchased by the Company when there are available distributable profits. At an Extraordinary Meeting of Shareholders, these 13,506,204 shares held by members of the Sportingbet Plc group of companies were transferred to a separate class of shares with further restrictions such that they are unable to be admitted to trading on AIM (see Item 10: Private Placement on the Alternative Investment Market ("AIM") of the London Stock Exchange). Documentation in respect of this Extraordinary Meeting of Shareholders was included as exhibits to a Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 24, 2005.

         SIGNIFICANT CHANGES IN OWNERSHIP OF ORDINARY SHARES

         Prior to the holding company reorganization in 2001, LVA issued 2,000,000 shares of its common stock to AIM Investments Ltd. pursuant to LVA's agreement with AIM Investments Ltd's parent Simpson Bay Ltd. described elsewhere in this report. In 2002, as a result of the issuance of the class action shares, Cribbage Limited, a wholly-owned subsidiary of Sportingbet, acquired 6,506,204 American Depositary Shares. By way of agreement dated July 11, 2003, AIM Investments Ltd. transferred its entire holding of 2,000,000 shares to Cribbage Ltd.

         With the completion of the financing on April 7, 2003, Goodison Park Limited, another wholly-owned subsidiary of Sportingbet PLC, acquired 5,000,000 ordinary shares of the Company and the right to acquire up to 7,500,000 additional ordinary shares upon the conversion of a certain convertible loan issued by us to Goodison Park Limited. (See Item 7. Related Party Transactions). Effective October 1, 2004 the convertible loan note was cancelled together with the underlying right to acquire 7,500,00 shares in the Company. In addition all holdings by the Sportingbet group companies will be transferred to the Company for a total consideration of $1 when requested to do so by the Company. These shares will be purchased by the Company when there are available distributable profits for $1 in aggregate.

         SECURITIES AND RECORD HOLDERS IN THE UNITED STATES

         As of April 30, 2005, 32,485,231 American Depositary Shares were held in the name of CEDE & Co., which is not obligated to disclose publicly the residence of the beneficial owners of those shares. We know that, excluding the CEDE & Co. held shares, approximately 11% of our ordinary shares were held by 168 U.S. record holders, and 4% of our ordinary shares were held by 7 record holders in the United Kingdom and Europe.

         CHANGE OF CONTROL

         We are not aware of any arrangements the operation of which may at any subsequent date result in a change in control of our Company.

RELATED PARTY TRANSACTIONS

         SPORTINGBET PLC AND ITS AFFILIATES, GOODISON PARK LIMITED AND CRIBBAGE LIMITED

         Goodison Park Limited, a wholly-owned subsidiary of Sportingbet, acquired an interest in World Gaming Plc by way of share acquisition and a convertible loan. Goodison Park purchased 5,000,000 ordinary shares of World Gaming at $0.12 per share or a total of $600,000; and made a convertible loan to the Company (the "Convertible Loan") in the principal amount of $900,000.

         Cribbage Limited, a wholly-owned subsidiary of Sportingbet, acquired an interest in World Gaming Plc in 2002 by way of acquiring 6,506,204 ADRs issued as a result of the Class Action shares from a third party. Additionally, on July 3, 2003, AIM Investments Ltd., transferred its holding of 2,000,000 ADRs to Cribbage Ltd.

         As a result of the Transaction with Sportingbet, effective October 1, 2004, the Convertible Loan was forgiven in full and the Company may repurchase shares held by Goodison Park Limited and Cribbage Limited or its affiliates of 13,506,204 for an aggregate payment of $1.00 as soon as it has the retained earnings to do so. All other loan balances were repaid in full during the year. (See Item 4: Sportingbet Transaction and Item 10: Material Contracts)

         Pursuant to an Ancillary Services Agreement, some of the Company's licensees receive certain transaction processing and related services from Sportingbet or its affiliates. The Company therefore receives balances from Sportingbet or its affiliates and pays these onto affected licensees after deducting the royalty due to the Company.

         SETTLEMENT OF DISPUTE WITH CHISEL INC.

         From June 19, 2002 until July 17, 2002, James MacKay, the shareholder of Chisel Media Inc., served interim CEO and a Director of the Company. Any settlement will be scrutinized by the Board as a related party transaction, and will be subject to the Board's approval as such.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

         Our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, set forth in this Report following Part III, are included herein at Item 17 of the Annual Report.

LEGAL PROCEEDINGS

         The following are material existing and pending or recently concluded legal or arbitration proceedings against us and our subsidiaries:

         (i) On 6 August 1998 Mitchell White commenced an action against ESCE and SSII Limited for breach of his employment agreement and wrongful termination of him as a director. Action was commenced in October 1998.

         Mr. White alleges that as a result of his wrongful termination as an employee and director, he was not provided with a severance package in lieu of reasonable notice and he did not receive stock options that he would have otherwise received. Mr. White claims that his losses are in excess of $1.5 million. The Company's defense is based, among other things, on the Claimant's resignation due to then recurring drug related problems and is in the process of vigorously defending this action. The trial of this action was to commence in April 2005, but has been adjourned. No new date for trial has yet been set.

         In February 2004, SSII Limited commenced a third party claim against a former director, Mr. Jack Carley. It is alleged that Mr. Carley was responsible for the termination of Mr. White's employment in 1998. Mr. Carley is also Mr. White's father-in-law.

         (ii) In March 2000 ESCE sold substantially all of the assets and undertakings comprising its adult entertainment division to Chisel Media. The sale price for the assets was $2.3 million, of which $460,000 was paid to ESCE. The balance was to be paid in monthly installments by 1 July 2003. The deferred portion of the purchase price is secured by a general security agreement in favor of ESCE, and a pledge of the shares of Chisel Media. The monthly installments referred to above which were to begin 1 July 2000 have not been paid by Chisel Media.

         ESCE has attempted to put Chisel Media into bankruptcy in its efforts to recover the outstanding consideration. Chisel Media has filed counterclaims against ESCE alleging that ESCE is in breach of the Purchase and Sale Agreement because of certain alleged misrepresentations of the nature of assets sold and is claiming a set off. The bankruptcy action has been stayed until it is determined whether a debt is due from Chisel Media. This debt issue will be resolved by arbitration within the next 6 months. Settlement negotiations are also pending.

         (iii) On 25 November 2001, a claimant identified only as J. Doe commenced action in the British Columbia Supreme Court against ESCE and others (who are not part of the Company's Group) for unpaid royalties. ESCE had used images of the claimant on its websites pursuant to a one off lump sum payment and the claimant is claiming that she is entitled to on-going royalties for the use of her image. The value of the claim is $250,000 CDN. ESCE believes that the claimants claim is wholly without merit and intends to vigorously defend the action. ESCE has filed an appropriate defense to the action. The matter has remained dormant for several months.

         (iv) On 10 March 2004, Robert Hiscox commenced action against the Company in the United States District Court, Southern District of New York. Hiscox alleges that the Company breached two consultancy agreements (for 2001 and 2002) by failing to make certain payments due under the agreement. The amount of the claim is $521,103 and 25,002 shares in the Company (plus interest and costs).

         The Company has filed a statement of defense alleging, inter alia, that Hiscox did not provide the services he agreed to provide to the Company. The matter is still in the discovery stage.

         (v) On 31 March 2004 the Company received a Claim Form filed in the Supreme Court of England & Wales against the Company by Jim Mackay. Mr. Mackay is claiming $200,004 in respect of a termination payment pursuant to an independent contractor agreement dated 1 May 2002. However, Mackay did not file and has still not filed any Particulars to his claim, and accordingly as it stands the claim form is defective. The Company has been advised that it has a good chance to apply for the claim to be struck out, but the claim is currently in abeyance.

         Jim Mackay is also involved in the Chisel Media litigation (he controls Chisel Media) and any settlement agreed in those proceedings will include a release by Mackay of all his claims against the Company.

         (vi) In March 2002, Casino on Air World Entertainment Ltd., a former licensee of the Company, filed a lawsuit against the Company alleging breach of contract in Antigua. The amount of the claim is U.S. $1.84 million. The Company successfully obtained a stay of this action in the Antiguan courts. The court ordered that the dispute be dealt with by way of arbitration. Since that decision in 2002, Casino on Air has to date failed to file a Notice to Arbitrate.

DIVIDEND POLICY

         Our Articles of Association provide that dividends are declared by the shareholders upon the recommendation of the Board of Directors which has the discretion to make any such recommendation. We have never paid cash dividends on our ordinary shares. We review our dividend policy on a regular basis. Currently, we do not anticipate that any cash dividend on our ordinary shares will be paid within twelve months of filing this 20-F Annual Return.

SIGNIFICANT CHANGES

         We have experienced no significant changes since the date of the annual financial statements other than those disclosed in those financial statements.

ITEM 9.  THE OFFER AND LISTING

NATURE OF TRADING MARKET

         Our ordinary shares are not directly publicly traded in the United States or any foreign market. Our American Depositary Shares are traded on the OTC Bulletin Board. Each American Depositary Share represents one ordinary share. Price quotations for our American Depositary Shares were reported on the OTC Bulletin Board under the symbol "WGMGY" beginning on May 29, 2001. As of April 30, 2005, we had 46,331,407 ordinary shares issued and outstanding, 41,331,407 of which are represented by American Depositary Shares evidenced by American Depositary Receipts issued by Continental Stock Transfer and Trust Company, as depositary. As of April 30, 2005, two of our ordinary shares were held of record by James H. Grossman, two ordinary shares were held by Continental Stock Transfer and Trust Company and 5,000,000 ordinary shares carrying no voting or economic rights were held by Goodison Park Limited subject to arrangements described at Item 4: Sportingbet Transaction and Item 10:
Material Contracts. This represents 100% of our issued and outstanding ordinary shares.

         Item 10: Private Placement on the Alternative Investment Market ("AIM") of the London Stock Exchange describes the further placement of 4,760,000 of the Company's ordinary shares on the Alternative Investment Market ("AIM") operated by the London Stock Exchange effective May 17, 2005.

         The following table sets forth the high and low closing sale prices for our American Depositary Shares on the OTC Bulletin Board, from the beginning of trading on May 29, 2001 to April 30, 2005 and for LVA, as our predecessor, for periods prior thereto. Such prices do not reflect retail markup, markdown or commissions and may not necessarily represent actual transactions.

                                                            HIGH         LOW
FIVE MOST RECENT FINANCIAL YEARS
   Year ended April 30, 2000............................   29.000       1.750
   Year ended April 30, 2001............................    4.187       0.312
   Eight months ended December 31, 2001 ................    2.100       0.410
   Year ended December 31, 2002.........................    0.975       0.140
   Year ended December 31, 2003.........................    0.460       0.110
   Year ended December 31, 2004.........................    0.890       0.280

YEAR ENDED DECEMBER 31, 2003
   First Quarter........................................    0.250       0.120
   Second Quarter.......................................    0.180       0.120
   Third Quarter........................................    0.450       0.110
   Fourth Quarter.......................................    0.460       0.300

YEAR ENDED DECEMBER 31, 2004
   First Quarter........................................    0.890       0.400
   Second Quarter.......................................    0.860       0.280
   Third Quarter........................................    0.620       0.300
   Fourth Quarter.......................................    0.720       0.350

                                                            HIGH         LOW
QUARTER ENDED
   March 31, 2005.......................................    1.760       0.650

MOST RECENT SIX MONTHS
   November 2004........................................    0.520       0.360
   December 2004........................................    0.720       0.580
   January 2005.........................................    0.890       0.650
   February 2005........................................    1.730       0.850
   March 2005...........................................    1.760       1.320
   April 2005...........................................    1.820       1.040

REGISTRAR, TRANSFER AGENT AND DEPOSITARY

         From June 25, 2001, Continental Stock Transfer and Trust Company has acted as our registrar, transfer agent and depositary with respect to our American Depositary Receipts. Prior to that, our registrar, transfer agent and depositary was Pacific Stock Transfer. For the purposes of the Company's ordinary shares traded on AIM, the registrar in the United Kingdom is Capita IRG.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

         Set forth below is information concerning our equity capital structure and related summary information concerning provisions of our Memorandum of Association and Articles of Association and applicable English law. Since it is a summary, it does not contain all of the information that may be important to you, and the summary is qualified in its entirety by reference to the U.K. Companies Act of 1985, our Memorandum of Association and our Articles of Association. Our Memorandum of Association was filed as Exhibit 3.1 to Registration Statement on Form F-4 (SEC File No. 333-48280) on October 19, 2000. Our former Articles of Association, adopted by special resolution on May 17, 2001, were filed as Exhibit 4.2 to Registration Statement on Form S-8 (SEC File No. 333-70056) on September 24, 2001. A copy of our present Articles of Association, adopted by special resolution on September 19, 2003 was filed as an exhibit to our Form 20-F for the year ended December 31, 2003. On October 12, 2004 the Company adopted certain changes to its Articles of Association by Special Resolution at an Extraordinary Meeting of Shareholders. These changes related to matters requiring amendment for the Company's admission to the Alternative Investment Market of the London Stock Exchange and relevant shareholder material including notices and voting material were sent to shareholders and were included as exhibits to a Report on Foreign Private Issuer on Form 6-K filed with the SEC on March 24, 2005.

         We are incorporated under the name World Gaming plc and our Company is incorporated in England and Wales with the registered number 4094204. Our Memorandum of Association does not include a stated purpose.

BOARD ACTION AND POWERS

         The Articles of Association provide that unless otherwise determined by ordinary resolution, the Board of Directors shall consist of not less than two nor more than 10 members. Currently, the number of directors is set at 6.

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

         ORDINARY SHARES

         As of April 30, 2005, 46,331,417 of our ordinary shares were issued and outstanding and are fully paid or credited as fully paid, each of which is in registered form. Subject to the Sportingbet Transaction described at Item 4, 13,506,204 ordinary shares have no dividend or voting rights and may be re-purchased by the Company for an aggregate price of $1 when it has retained earnings to do so. No holder of ordinary shares will be required to make additional contributions of capital in respect of those shares in the future. There are no rights of pre-emption attaching to the ordinary shares, save as set out below under "Issuance of Shares". All rights of Sportingbet and its subsidiaries in respect of its ordinary shares, particularly those rights attached to the Unsecured Convertible Loan Note with Goodison Park Limited and - Stock Acquisition Agreement with Goodison Park Limited were cancelled effective October 1, 2004. Furthermore, they are not issued as redeemable shares. However, it should be noted that we may choose to utilize the power conferred upon us by
Part V Chapter VII of the Companies Act 1985 to issue redeemable shares subject to obtaining an appropriate authority from the shareholders. Neither the Memorandum of Association, Articles of Association, nor any statutory provision in England and Wales restrict in any way the ownership of, nor voting rights attaching to, the ordinary shares held by persons resident outside the United Kingdom. Under the terms of our Articles of Association, we are obliged to give notice of shareholder meetings to all ordinary shareholders, including those with an address for service outside the United Kingdom.

         PRIVATE PLACEMENT ON THE ALTERNATIVE INVESTMENT MARKET ("AIM") OF THE LONDON STOCK EXCHANGE

         Under a placing agreement, made between (1) the Company, (2) the Directors and (3) Daniel Stewart and dated April 28, 2005 Daniel Stewart agreed to use reasonable endeavors to procure subscribers for the 4,760,000 Placing Shares. Effective May 17, 2005, the Placing Shares represent new ordinary shares issued by the Company upon admission of the Company's ordinary shares to AIM ("Admission")

         The obligation of the parties are defined under a placing agreement and were conditional, inter alia, upon Admission occurring not later than 8.30 a.m. on May 17, 2005, or such later time and date (not being later than 8.30 a.m. on May 31, 2005 as may be agreed by Daniel Stewart and the Company. The placing agreement contains certain warranties by the Company and the Directors as to the accuracy of the information contained in the prospectus document and other matters relating to the Group and its businesses as well as an indemnity in favor of Daniel Stewart from the Company against all losses, costs, charges and expenses which Daniel Stewart may suffer or incur as a result of the carrying out of its duties under the placing agreement. Under the placing agreement, the Company is to indemnify Daniel Stewart against all costs and expenses in connection with the application for Admission. In addition, subject to the placing agreement becoming unconditional, the Company is to pay to Daniel Stewart a fee of (pound)120,000 and a commission of 4 per cent of the amount equal to the placing price multiplied by the number of new ordinary shares placed ("the Placing"). The Company has agreed to issue options to Daniel Stewart equal to 2 per cent of the Existing ordinary shares and 4 per cent of the Placing Shares exercisable at the Issue Price.

         In addition to the placing agreement the Company has entered into an agreement with Daniel Stewart pursuant to which Daniel Stewart agreed to act as nominated adviser and broker to the Company for a fee of (pound)40,000 per annum. Under this agreement the Company provides Daniel Stewart with an indemnity customary in agreements of this kind.

         The net proceeds of the Placing are estimated to be approximately (pound)2,029,000.

         ADRs representing ordinary shares are currently quoted and traded on the US OTC Bulletin Board, but the ordinary shares themselves are not currently admitted to trading on a recognized investment exchange and, other than the Company's application for the ordinary shares, both issued and to be issued under the Placing, and admitted to trading on AIM, no applications for such admission have been made.

         The ordinary shares to be issued or sold in the Placing have not been and will not be registered under the Securities Act or under the relevant securities laws of any state of the United States or any other jurisdiction. Subject to certain exceptions, such ordinary shares may not be directly or indirectly offered, sold, resold or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S), or in any country where to do so may contravene local securities laws or regulations. Such ordinary shares have not been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Placing of the ordinary shares or the accuracy or adequacy of the Prospectus document under which the shares were offered. Any representation to the contrary is a criminal offence in the United States.

         Each purchaser of the Placing Shares has agreed that in accordance with Regulation S of the Securities Act of 1933, as amended ("Securities Act"), it will not offer or sell the ordinary shares until 40 days after the later of the closing of the Placing (the "distribution compliance period"), within the United States or to, or for the account or benefit of, U.S. persons, and in relation to a sale to any other person, it will have sent to each such purchaser to which it sells ordinary shares during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the ordinary shares within the United States or to, or for the account or benefit of, U.S. persons. Each initial purchaser of the Placing Shares will be required to certify that the purchaser and any person for whose account or benefit the purchaser is acting is located outside the United States and is not a U.S. person (as defined in Regulation S) and that upon acquiring the ordinary shares it and any such persons will be outside the United States or is otherwise acquiring the ordinary shares in an "offshore" transaction in compliance with Rule 903 of Regulation S.

         As a condition to a purchase of any ordinary shares in the Placing, each purchaser is deemed to have made, or, in some cases, be required to make, certain representations and warranties, which will be relied upon by the Company, Daniel Stewart & Co. plc and others. The Company reserves the right, in its sole and absolute discretion, to reject any purchase of ordinary shares that the Company or its agents (including Daniel Stewart & Co. plc) believe may give rise to a breach or violation of any law, rule or regulation, including, without limitation, the Securities Act.

         No actions have been taken to register or qualify the ordinary shares offered hereby or otherwise permit a public offering of the ordinary shares offered hereby in any jurisdiction other than the United Kingdom. The ordinary shares are being offered outside of the United States pursuant to Regulation S under the Securities Act. The ordinary shares offered hereby have not been, and will not be, registered under the Securities Act and may not be offered, sold or resold or otherwise transferred within, or to persons in, the United States except in accordance with an applicable exemption from registration under the Securities Act.

         The Company has included as Exhibit 1 to a Report on Foreign Private Issuer on Form 6-K filed with the SEC on May 17, 2005, its Prospectus/AIM Admission document as filed with the Alternative Investment Market, or AIM, operated by the London Stock Exchange and distributed to investors in respect of the Registrant's application to have its ordinary shares be admitted to trading on AIM.

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

         Pursuant to a resolution passed on October 12, 2004, our directors are authorized under Section 80 of the U.K. Companies Act 1985 (the "Act"), to allot shares (or grant any right to subscribe for or convert other securities into shares) up to a nominal value of (pound)1,000,000, and such authorization will expire five years from the date of the resolution.

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

         Pursuant to a special resolution of the Company passed on October 12, 2004, the Directors are authorized, pursuant to Section 95 of the Act, to allot equity securities pursuant to the exercise of share options up to an aggregate nominal amount of (pound)30,000 as if Section 89(1) of the Act did not apply to such allotment.

         Further, pursuant to a special resolution of the Company passed on April 7, 2005, the Directors are empowered, pursuant to Section 95 of the Act, to allot equity securities (as defined in Section 94 of the Act) for cash pursuant to the section 80 authority (the "Authority") above as if Section 89(1) of the Act did not apply to such allotment, such power to expire (unless previously revoked, varied or renewed) at the conclusion of the annual general meeting of the Company to be held in 2006 or, if earlier, the date fifteen months from the passing of that resolution (save that the Company may before such expiry make an offer or agreements which would or might require equity securities to be allotted after such expiry) provided that this power shall be limited to:

         o the allotment of up to 10,000,000 ordinary shares of (pound)0.002 pursuant to a Placing of 4,760,000 ordinary shares to trading on the Alternative Investment Market(which occurred on 17 May 2005);

         o the allotment of up to 1,051,504 ordinary shares pursuant to options or warrants to be granted to Daniel Stewart in respect of its services in connection with the Placing;

         o the issue of such shares as may be offered by way of a rights issue or open offer to existing shareholders; and

         o  the issue of ordinary shares otherwise than as referred to in (i),
            (ii) and (iii) above up to an amount equal to 10 per cent of the issued share capital of the Company after the issues of shares contemplated by (i) and (ii) above.

         No allotment of new shares of an amount exceeding 35 per cent of the issued ordinary share capital of the Company immediately before such allotment (to be paid in cash or otherwise) shall be made by the Company without the consent of the holders of over 50 per cent of the Company's ordinary shares.

         Shareholder notices and voting material in respect of April 7, 2005 resolutions was included as exhibits to a Report on Foreign Private Issuer on Form 6-K filed with the SEC on March 24, 2005.

         ALTERATION OF SHARE CAPITAL

The Company may from time to time by ordinary resolution approved by our shareholders at a general meeting:

         o increase our share capital by the sum, to be divided into shares of those amounts, as the resolution shall prescribe;

         o consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

         o cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of our capital by the amount of the shares so cancelled; and

         o subdivide our shares, or any of them, into shares of smaller amount, and so that the resolution whereby any share is subdivided may determine that the shares resulting from that subdivision may, as compared with the others, have any preferred, or other special rights or be subject to any restrictions.

         The Company may purchase or enter into a contract under which we will or may purchase any of our own shares of any class (including any redeemable shares, if any then exist) on such terms and in such manner as permitted by the law.

         The Company may, by special resolution approved by our shareholders at a general meeting, reduce our share capital or any capital redemption reserve, share premium account, or other undistributable reserve in any manner.

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

         The ordinary shares to be issued or sold in the Placing on AIM (see
Item 10: Private Placement on the Alternative Investment Market ("AIM") of the London Stock Exchange) have not been and will not be registered under the Securities Act or under the relevant securities laws of any state of the United States or any other jurisdiction. Subject to certain exceptions, such ordinary shares may not be directly or indirectly offered, sold, resold or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S), or in any country where to do so may contravene local securities laws or regulations. Such ordinary shares have not been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Placing of the ordinary shares or the accuracy or adequacy of the Prospectus document under which the shares were offered. Any representation to the contrary is a criminal offence in the United States.

         Each purchaser of the Placing Shares has agreed that in accordance with Regulation S of the Securities Act of 1933, as amended ("Securities Act"), it will not offer or sell the ordinary shares until 40 days after the later of the closing of the Placing (the "distribution compliance period"), within the United States or to, or for the account or benefit of, U.S. persons, and in relation to a sale to any other person, it will have sent to each such purchaser to which it sells ordinary shares during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the ordinary shares within the United States or to, or for the account or benefit of, U.S. persons. Each initial purchaser of the Placing Shares will be required to certify that the purchaser and any person for whose account or benefit the purchaser is acting is located outside the United States and is not a U.S. person (as defined in Regulation S) and that upon acquiring the ordinary shares it and any such persons will be outside the United States or is otherwise acquiring the ordinary shares in an "offshore" transaction in compliance with Rule 903 of Regulation S.

         As a condition to a purchase of any ordinary shares in the Placing, each purchaser is deemed to have made, or, in some cases, be required to make, certain representations and warranties, which will be relied upon by the Company, Daniel Stewart & Co. plc and others. The Company reserves the right, in its sole and absolute discretion, to reject any purchase of ordinary shares that the Company or its agents (including Daniel Stewart & Co. plc) believe may give rise to a breach or violation of any law, rule or regulation, including, without limitation, the Securities Act.

         No actions have been taken to register or qualify the ordinary shares offered hereby or otherwise permit a public offering of the ordinary shares offered hereby in any jurisdiction other than the United Kingdom. The ordinary shares are being offered outside of the United States pursuant to Regulation S under the Securities Act. The ordinary shares offered hereby have not been, and will not be, registered under the Securities Act and may not be offered, sold or resold or otherwise transferred within, or to persons in, the United States except in accordance with an applicable exemption from registration under the Securities Act.

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

         SPORTINGBET PLC AND ITS SUBSIDIARIES

         The Company entered into various agreements with Sportingbet on 6 August 2004 (the "Transaction"). The Company's shareholders approved the Transaction at the Company's AGM on 12 October 2004 and the Transaction closed on the same day taking effect from 1 October 2004. In summary, the Transaction consisted of: (i) the Company transferring its proprietary gaming software ("Gaming Software") to Bullen Road LP, an entity jointly owned by Sportingbet and the Company so that Sportingbet and the Company own the Gaming Software in equal shares through Bullen Road LP; and (ii) the Company selling to Sportingbet the business and assets (the "Development Business") relating to development, maintenance and second level support of the Gaming Software which was carried out by Inphinity Interactive Inc. Contractual arrangements were agreed whereby Sportingbet agreed to continue to provide development and maintenance services to the Company in relation to the Gaming Software at the cost of Sportingbet; and (iii) the parties entering into a deed formally terminating the Previous Gaming Software license between the parties; and (iv) Sportingbet committing to use the Company to provide hosting services for at least a 3 year period; and
(v) Sportingbet relinquished its rights in the 13,506,205 American Depository Receipts Shares in the Company held by Sportingbet or its affiliates ("Sportingbet Shares"). As a result of these transactions, the Company is no longer receiving royalty fees from Sportingbet but no longer has the cost base of its Development Business. The Transaction was structured as follows.

         Internet Opportunity Entertainment Limited (an affiliate of Sportingbet) purchased a 50 per cent interest in the Gaming Software from SSII Limited. Alea Software Limited (an affiliate of Sportingbet) purchased the Development Business from Inphinity Interactive, Inc. The consideration payable by Sportingbet for the 50 per cent interest in the Gaming Software and the acquisition of Development Business was as follows:


         (i) $10 million cash, to be paid in installments as specified. Full amount to be paid before 1 November 2005.

         (ii) Additional consideration valued at $3.3 million payable in kind through the (i) cancellation of all rights in the Sportingbet Shares and an agreement to transfer those shares upon the Company's request and direction for a nominal consideration of $1; and

         (iii)    the waiver of the $900,000 Convertible Loan Note.

         The full payment of the $10 million is secured by a pledge over Sportingbet's partnership interest in Bullen Road LP and share interest in the Gwladys Street Limited (being the general partner of Bullen Road LP).

         Both SSII Limited and Internet Opportunity Entertainment Limited contributed their respective 50 per cent interest in the Gaming Software to Bullen Road LP (a newly incorporated exempt liability partnership in the Cayman Islands). Bullen Road LP is a 50:50 joint venture between SSII Limited and Internet Opportunity Entertainment Limited.

         Bullen Road LP has granted Internet Opportunity Entertainment Limited and SSII Limited a perpetual, royalty free license to use the Gaming Software. The Company may continue to license the Gaming Software to any third party as it did before the transaction. Sportingbet may use the Gaming Software royalty free for its existing licensees and for the benefit of members of its group. Sportingbet cannot sublicense the Gaming Software to the Company's licensees. Both parties will make royalty type payments to each other in the following situations:

         (i) Sportingbet will pay 5 per cent of a licensee's net win to the Company for any new white-label marketing partner taken on after closing of the transaction;

         (ii) the Company will pay 5 per cent of licensee's net win to Sportingbet if it acquires a controlling interest in a competitor of Sportingbet or enters into a transaction with a competitor which requires the Company or the competitor to consolidate any or all of each other's revenues;

         (iii) the Company will pay 5 per cent of the relevant websites' net win if it owns and operates its own gaming website which competes with Sportingbet.

         Where such payments are due, these will continue for the duration of the joint partnership in Bullen Road LP and for a period of three years from the date of its termination.

         Inphinity Interactive, Inc. sold its Development Business to Alea Software Limited and Alea Software Limited took on the employees of the Development Business.

         Alea Software Limited has entered into a development services contract with Bullen Road LP, the Company and Sportingbet, pursuant to which Alea Software Limited agrees to continue to provide second level support to the Company and also to continue developing and maintaining the Gaming Software in accordance with a plan agreed between the Company and Sportingbet (the "Development Plan"). Sportingbet and the Company shall directly share in the objectives of the Development Plan on a 70/30 basis, respectively. The cost of implementing this Development Plan will be fully funded by Sportingbet. The Company may purchase additional development time should the need arise at a price of cost 10 plus per cent. Other than the Company's input in agreeing the Development Plan, Sportingbet will otherwise have full control over Alea Software Limited, including implementation of the Development Plan.

         Sportingbet has agreed to fully fund the operating costs of Alea Software Limited and has committed to spend at least $4.5 million per year on the operational costs of Alea Software Limited in the first 3 years and a minimum of $2.5 million in the fourth year. The developments to the Gaming Software will be owned by Bullen Road LP and will be licensed back to each of Internet Opportunity Entertainment Limited and SSII Limited.

         Sportingbet may not terminate the joint partnership in Bullen Road LP and the services to be provided by Alea Software Limited for the first 3 years' from completion of the transaction. Thereafter, Sportingbet may terminate upon 12 months notice to the Company. However, Sportingbet may terminate at any time if certain events of default occur, such as material breach by the Company or a material change in control of the Company. The Company may terminate the partnership in Bullen Road LP at any time on 3 months' notice to Sportingbet.

         Upon termination: (a) Sportingbet is required to make a further payment to the Company of $3 million (if the Company then sells the Gaming Software within 2 years, this additional payment is to be reduced by the consideration received by the Company, up to a maximum of $3 million); (b) The Gaming

Software (as updated and improved) will be jointly owned by Sportingbet and the Company (or their respective affiliates), and both parties will have an unrestricted right to use, sub-license and assign their interest in the software. Neither party will have the rights to any further improvements or developments made by the other party subsequent to the termination.

         The parties have entered into the following ancillary arrangements:

         (i) Information Technology Services - The Company will provide certain U.S. facing hosting services to Sportingbet on an exclusive basis for the life of the transaction. Such services will be charged on the basis of actual cost plus a 10 per cent margin.

         (ii) Sportingbet Ancillary Services - Sportingbet or its affiliates will continue to provide certain customer and transaction processing services to the Company's existing and future licensees.

         (iii) European Agency Agreement - Sportingbet will provide the Company through a joint marketing arrangement, with access to Sportingbet's technology to allow the Company to market a European gaming solution for the benefit of existing and future licensees. Under the Framework Agreement, this agreement was supposed to have been completed as at the closing of the Transaction. The agreement has not yet been completed due to some delay in working out the detailed terms. The Directors consider that the agreement is now close to being completed.

         Agreements in respect of this transaction have been included as exhibits to a Report on Foreign Private Issuer on Form 6-K filed with the SEC on April 4, 2005.

         SOFTWARE LICENSE AGREEMENT BETWEEN REAL ENTERTAINMENT LTD. AND SOFTEC SYSTEMS CARIBBEAN INC. DATED MAY 10, 1999

         A Software License Agreement between Real Entertainment Ltd. and ISI's predecessor, Softec Systems Caribbean Inc. was entered into on May 10, 1999. ISI licensed its Internet casino software in order to allow Real Entertainment to operate an Internet gaming site. The non-exclusive license permits no more than two casinos including such games as blackjack, roulette, pai gow poker, video poker and slot machine, a sportsbook web site, an HTML version of the sportsbook, and a lottery ticket distribution web site. ISI is to provide all necessary computer hardware to run Real Entertainment's site. The term of the license is for one year, and it will renew indefinitely for additional one year terms. Real Entertainment may cancel the license upon at least 45 days notice prior to the end of such annual term, and ISI may cancel upon at least six months notice. In the event of breach by either party, the other party may terminate this agreement. ISI can also terminate this agreement if it becomes the subject of a serious third party civil or criminal litigation as a result of Real Entertainment's actions. The agreement can also be terminated by either party if the other party becomes insolvent. Certain terms of this agreement are subject to a request for confidential treatment with the Securities and Exchange Commission.

         SOFTWARE LICENSE AGREEMENT BETWEEN INTERNET EMPIRE ENTERTAINMENT LTD. AND SOFTEC SYSTEMS CARIBBEAN INC. DATED MAY 23, 2000

         A Software License Agreement between Internet Empire Entertainment and ISI's predecessor, Softec Systems Caribbean Inc. was entered into on May 23, 2000. ISI licensed its Internet casino software in order to allow Internet Empire Entertainment to operate an Internet gaming site. The non-exclusive license permits no more than two casinos including such games as blackjack, roulette, pai gow poker, video poker and slot machine, a sportsbook web site, an HTML version of the sportsbook, and a lottery ticket distribution web site. ISI is to provide all necessary computer hardware to run Real

Entertainment's site. The term of the license was for one year, and it will renew indefinitely for additional one year terms subject to the Amendment to License agreement date November 22, 2004 described below. During such renewal terms Internet Empire Limited may have cancelled the license upon at least 45 days notice prior to the end of such term, and ISI may have cancelled upon at least six months notice. In the event of breach by either party, the other party may terminate this agreement. ISI can also terminate this agreement if it becomes the subject of a serious third party civil or criminal litigation as a result of Internet Empire Entertainment's actions. The agreement can also be terminated by either party if the other party becomes insolvent. Certain terms of this agreement are subject to a request for confidential treatment with the Securities and Exchange Commission.

         INTERNET EMPIRE ENTERTAINMENT AMENDMENT TO SOFTWARE LICENSE AGREEMENT DATED NOVEMBER 22, 2004

         An amendment to the Software License agreement between Internet Empire Entertainment and ISI's predecessor SSII, was entered into on November 22, 2004 with effect November 1, 2004. The agreement amends the original agreement dated May 23, 2000 to provide for the following key terms: (i) an initial license term of 5 years; (ii) 90 days written notice of termination required prior to the end of the 5 year term to terminate before the license automatically renews for a further 1 year term (the Renewal term); (iii) 90 days notice of termination prior to the yearly anniversary under the Renewal term; and (iv) exclusivity of the Company's software on 6 specific sites of the licensee. Certain terms of this agreement are subject to a request for confidential treatment with the Securities and Exchange Commission.

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

         Pursuant to a master lease agreement of June 27, 2000 entered into by the Company, EMC claimed unpaid lease payments including interest of $1,522 as at November 13, 2003. On December 30, 2003, the Company entered into a settlement agreement with EMC Corporation which provided for full and final settlement of all claims by EMC Corporation for consideration of $300,000 payable as $100,000 upon signing the agreement with the balance payable in 12 equal installments payable until November 15, 2004. All payments were made under the agreement through 2004 and the Company has been released from all obligations under the agreement.

         SETTLEMENT AGREEMENT BETWEEN SUNRISE INTERNATIONAL LEASING CORPORATION OF CANADA AND WORLD GAMING PLC

         In August 2003, the Company reached a settlement with Sunrise Corporation in consideration of a full and final release of any claims that Sunrise Corporation may have against the Company. The settlement was in respect of equipment provided to the Company under lease arrangements for which the Company was in default due to non-payment. The settlement was payment of $230,000 payable as

$25,000 upon signing the settlement with the balance payable in equal installments of $17,083.33 beginning September 1, 2003 and ending August 1, 2004. All payments were made under the agreement through 2004 and the Company has been released from all obligations under the agreement.

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

         LICENSE AND SERVICES AGREEMENT BETWEEN ORACLE CORPORATION CANADA INC. AND WORLD GAMING PLC DATED MAY 20, 2004

         On May 20, 2004 the Company entered into a License and Services Agreement with Oracle Corporation Canada Inc for the provision of limited rights to use certain Oracle software products together with product support and software updates.

EMPLOYMENT AND CONSULTING AGREEMENTS

         JAMES H. GROSSMAN, CHAIRMAN

         James H. Grossman holds the office of non-executive chairman of the Board and Director under an agreement effective from April 11, 2003 which can be terminated at will by the Company although the Company would be required to pay severance in lieu of notice equal to 12 months' fees and all benefits. Mr. Grossman is required to give 12 months' notice to terminate the agreement.

         Mr. Grossman receives an annual fee of (pound)66,000, and a further US$2,000 per month for acting as counsel to the Company for up to 5 hours per month. Any additional legal services are provided at agreed hourly rates of US$400 per month. Mr. Grossman also receives US$2,400 per month for his business expenses. Mr. Grossman may achieve a performance related bonus of 50 per cent of his annual salary and he is entitled to a deferred bonus of 75 per cent of the aggregate of all bonuses paid to him over the previous 3 years. Mr. Grossman is also entitled to reasonable healthcare benefits including long-term care insurance not to exceed US$550 per month. The remaining balance (500,000) of Mr. Grossman's share options will vest on January 3, 2007.

         The service contract contains post-termination restrictions attempting to stop Mr. Grossman from competing with the Company and soliciting the Company's business and employees. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they only go as far as is reasonably necessary to protect the legitimate business interests of the Company.

         A. DANIEL MORAN, CHIEF EXECUTIVE OFFICER

         Daniel Moran holds the office of Chief Executive Officer and Director under an agreement effective from April 11, 2003 which can be terminated at will by the Company although the Company would be required to pay severance in lieu of notice equal to 12 months' salary and all benefits Mr. Moran is required to give 12 months' notice to terminate the agreement.

         He is required to devote the whole of his time, attention and skill to the business and affairs of the Company during the Company's normal business hours and is also required to work such additional hours as are necessary to fulfill his duties under the contract.

         Mr. Moran receives an annual salary of (pound)158,500. He is paid an annual housing allowance of $72,000 and certain other additional benefits, and an allowance of $1,000 per month for school fees. Mr. Moran is also eligible for a performance bonus of up to 50 per cent of salary and a deferred bonus of 75 per cent of the aggregate of all bonuses paid to him over the previous 3 years. He is entitled to pension benefits of 6 per cent of basic salary. The Company is required to provide reasonable healthcare benefits for him and his family including life insurance and disability insurance for him only. The Company is also to provide a fully maintained company car. The balance of Mr. Moran's share options (500,000 ordinary shares) will vest on January 3, 2007.

         The service contract contains post-termination restrictions attempting to stop Mr. Moran from competing with the Company and soliciting the Company's business and employees. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they only go as far as is reasonably necessary to protect the legitimate business interests of the Company.

         DAVID NAISMITH, CHIEF FINANCIAL OFFICER

         David Naismith holds the office of Chief Financial Officer and Director under an agreement effective from August 1, 2003 which can be terminated at will by the Company although the Company would be required to pay severance in lieu of notice equal to 12 months' salary and all benefits. Mr. Naismith is required to give 12 months' notice to terminate the agreement.

         He is required to devote the whole of his time, attention and skill to the business and affairs of the Company during the Company's normal business hours and is also required to work such additional hours as are necessary to fulfill his duties under the contract.

         Mr. Naismith receives an annual salary of (pound)129,200, an annual housing allowance of $48,000 and certain other additional benefits. Mr. Naismith is also eligible for a performance bonus of up to 50 per cent of salary and a deferred bonus of 75 per cent of the aggregate of all bonuses paid to him over the previous 3 years. He is entitled to pension benefits of 6 per cent of basic salary. The Company is required to provide him with reasonable healthcare benefits for him and his family including life insurance and disability insurance for him only. The Company is also to provide a fully maintained company car. The balance of Mr. Naismith's share options (500,000 ordinary shares) will vest on January 3, 2007.

         The service contract contains post-termination restrictions attempting to stop Mr. Naismith from competing with the Company and soliciting the Company's business employees. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they only go so far as is reasonably necessary to protect the legitimate business interests of the Company.

         JONATHAN MOSS, SALES AND MARKETING DIRECTOR

         Jonathan Moss holds the office of Director of Sales and Marketing under an agreement effective from January 1, 2005 which can be terminated by either Mr. Moss or the Company giving the other party 6 months' notice of termination.

         Mr. Moss receives an annual salary of (pound)100,000. He is required to devote the whole of his time, attention and skill to the business and affairs of the Company during the Company's normal business hours and is also required to work such additional hours as are necessary to fulfill his duties under the contract. The Company is required to provide reasonable healthcare benefits for him and his family, including life assurance and disability insurance for him only.

         Mr. Moss is eligible for a performance bonus of up to 50 per cent of salary and a deferred bonus of 75 per cent of the aggregate of all bonuses paid to him over the previous 3 years. 500,000 of Mr. Moss's share options will vest on November 16, 2006 and the remaining balance of 150,000 ordinary shares will vest progressively at the discretion of the Board (based on profit thresholds and sales targets).

         The service contract contains post-termination restrictions attempting to stop Mr. Moss from competing with the Company and soliciting the Company's business and employees. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they only go as far as is reasonably necessary to protect the legitimate business interests of the Company.

         CLARE ROBERTS, NON-EXECUTIVE DIRECTOR

         Clare Roberts holds the office of non-executive director under an agreement effective from October 18, 2000 which can be terminated at will by the Company although the Company would be required to pay severance in lieu of notice equal to 3 months' fees and all benefits. Clare Roberts is required to give 3 months' notice to terminate the agreement.

         Mr. Roberts receives a fee of (pound)1,800 per month and has received stock options in the past. However, in August 2003 Mr. Roberts relinquished options to purchase 200,000 shares granted in July 2001, all of which were vested. As consideration therefore options were granted at the then market price to purchase 200,000 shares of which 100,000 were fully vested at the time of grant and 100,000 will vest in August 2005. The remaining balance of Mr. Robert's share options will vest as to 100,000 on October 18, 2006 and 25,000 on January 3, 2007.

         MICHAEL CUMMING, NON-EXECUTIVE DIRECTOR

         Michael Cumming holds the office of Director under an agreement effective from March 1, 2005 which can be terminated at will by the Company although the Company would be required to pay severance in lieu of notice equal to 3 months' fee and all benefits. Mr. Cumming is required to give 3 months' notice to the Company to terminate the agreement. Mr. Cumming receives a monthly fee of (pound)1,800.

         MARK THOMPSON, FORMER OPERATIONS DIRECTOR

         By letter dated January 5, 2005 Mr. Thompson's employment contract and services there-under were terminated effective March 31, 2005. The amicable settlement in respect of Mr. Thompson's resignation entitled him to payment of four month's salary totaling $43,333.33 and certain other benefits. In addition, Mr. Thompson will retain his options grants all of which vested on termination.

         DAVID FLEMING, FORMER CHIEF TECHNOLOGY OFFICER AND MANAGING DIRECTOR OF INPHINITY INTERACTIVE

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

         MARK HETHERINGTON, FORMER ACTING CHIEF TECHNOLOGY OFFICER

         Inphinity Interactive Inc. entered into an independent contractor agreement with Mark Hetherington as Acting Chief Technology Officer on January 15, 2004. Mr. Hetherington had been consulting to the Group since November 2003. Under his contract, Mr. Hetherington was entitled to a monthly fee of $16,666 plus expenses of $5,416.66. In addition Mr. Hetherington is entitled to up to 100,000 options that are granted in four installments of 25,000, each contingent upon meeting certain objectives. All such options, if granted shall have an exercise price per share equal to the closing price of the Company's ADR's on January 15, 2004, the date of his independent contractor agreement, and shall vest on January 15, 2006.

         The contract was terminated with effect November 30, 2004. All amounts due to Mr. Hetherington post October 1, 2004 were paid by Alea software as part of the joint venture arrangements (See Item 4: Sportingbet Transaction and Item 10: Material Contracts).

         Effective December 1, 2004 the Company entered into a further independent contractor agreement with Mr. Hetherington for consulting services as part of the joint venture board of directors with Sportingbet. The agreement provides for fees of $1,000 per day for six days of service per quarter in respect of joint venture matters. In addition, Mr. Hetherington has the opportunity to continue to earn the aforementioned options subject to certain performance and time related criteria.

         SIMON COULTHARD, FORMER CHIEF FINANCIAL OFFICER

         Effective May 8, 2003, Mr. Coulthard's employment was terminated. Mr. Coulthard received (pound)18,750 or three months gardening leave as part of his agreed upon severance.

         NICHOLAS JACKSON, FORMER CHIEF EXECUTIVE OFFICER

         On June 4, 2003, the Company entered into a settlement agreement regarding Nicholas Jackson's employment relationship with the Company. Under the settlement agreement, Mr. Jackson waived any rights that he had under his employment agreement. Mr. Jackson is entitled to exercise options at various exercise prices for 352,459 shares of the Company all of which must be exercised no later than September, 2005 or they will otherwise be cancelled. Mr. Jackson was paid a severance payment of (pound)125,000. The Company gave up any claims that it had against Mr. Jackson for his performance as a director or employee. The agreement had certain restrictions with respect to Mr. Jackson's soliciting or competing with the Company. In connection with the severance agreement, Goodison Park released Mr. Jackson from his personal guarantee.

         DAVID CRAVEN, FORMER CHIEF EXECUTIVE OFFICER

         On June 28, 2003, the Company entered into a settlement agreement regarding Mr. Craven's employment agreement with the Company after an unfair dismissal claim was raised with the UK Employment Tribunal. In exchange for a full release of the Company by Mr. Craven, Mr. Craven is to receive (pound)25,000 and, in accordance with his employment contract, options to purchase 400,000 shares at prices ranging from $0.27 to $0.40. As at April 30, 2005 Mr. Craven has exercised all options of these options.

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

         On March 31, 2003, the U.S. and the U.K. exchanged instruments of ratification on a new income tax treaty. This New Tax Treaty has a complex set of effective dates. The New Tax Treaty will generally be effective for tax years commencing after March 31, 2003. For many companies resident in the U.K., including our Company, this means that the New Tax Treaty became effective for the tax year commencing on April 1, 2003. For most U.K. individuals, the New Tax Treaty became effective for the tax year commencing April 6, 2003. And for U.S. taxpayers who file their taxes based on the calendar year, the New Tax Treaty became effective commencing January 1, 2004. The summary set out addresses the provisions of the New Tax Treaty. Investors are urged to consult their own tax advisors concerning transactions that occurred prior to the effective dates of the New Tax Treaty.

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

         TAXATION OF THE COMPANY

         A company that is incorporated in the United Kingdom prima facie is treated as being resident in the United Kingdom for tax purposes. However, this treatment will not apply if the effective management and control of the company, that is, broadly, the exercise by the board of directors of that company of their function, takes place in another country with which the United Kingdom has an appropriate double tax treaty. A company whose management and control is exercised in the United Kingdom is also generally resident in the United Kingdom regardless of its country of incorporation. A company that is tax resident in the United Kingdom is liable to U.K. tax on its worldwide income and gains at a maximum effective rate of up to 30 percent. Tax credit for foreign taxes on the foreign income is generally given up to the amount of UK tax chargeable on the income. If the tax residence of a U.K. company changes from the United Kingdom to that of another jurisdiction, under U.K. tax regulations it would be deemed to have disposed of all of its chargeable assets, i.e., its shares in its subsidiaries and any other chargeable assets that it owns, including the goodwill of any trade carried on by it, for each asset's market value at the date of the change of residence. It is, therefore, crucial to ensure that the exercise by the board of directors of their functions is conducted in the territory of its intended tax residence and if different from the U.K. there is a tax treaty with that intended territory so as to ensure that there is no change of a U.K. resident company's tax residence out of the United Kingdom.

         TAXATION OF A U.K. COMPANY THAT CONTROLS CERTAIN CONTROLLED FOREIGN COMPANIES

         If any of the subsidiaries of a U.K. resident company are deemed resident in another tax jurisdiction so that that subsidiary is liable to tax or its profits, other than capital gains, that is less than 75 percent of the tax it would have paid on those profits if liable to tax in the United Kingdom, then unless 90 percent of that subsidiary's profits are paid up as a dividend to a U.K. resident company, within 18 months of the end of the accounting period in which they are earned or an exemption from these rules applies, those profits will be treated as profits of the U.K. company and taxed accordingly (with credit for foreign tax calculated in accordance with the applicable U.K. laws). Therefore, in relevant circumstances, we would be subject to U.K. tax (currently at the rate of 30 percent) on the profits of the overseas subsidiaries, subject to appropriate credit for the relevant overseas tax in respect of such profits. We have engaged advisors to prepare an application to the United Kingdom tax authorities for a ruling that the profits that are generated by our Antiguan resident companies fall within an exemption from these rules. This would mean that the profits would not be treated as profits of the UK parent company until such time as they are formally paid out as dividends.

         TAXATION OF CERTAIN DIVIDENDS RECEIVED BY A U.K. HOLDING COMPANY

         After the reorganization involving LVA and certain internal restructuring that has occurred in 2004 and 2005, we own WG International Limited, which in turn owns the entire issued share capital of LVA and certain other operating subsidiaries of our corporate group. Thus, some of the dividends or other distributions received by WG International Limited and World Gaming will have passed through its U.S. subsidiary. And some portion of those dividends may be subjected, in addition to any tax payable in the country of the operating subsidiaries, to U.S. federal income tax, generally at a rate of 34 percent or 35 percent, after giving credit, subject to limitations, for foreign income tax paid by the operating subsidiary. A dividend paid by the U.S. subsidiary will be subject to a U.S. withholding tax unless the earnings of the operating subsidiaries qualify the dividend for an exemption from that tax. Pursuant to the Old Tax Treaty, the 30% withholding tax imposed by U.S. federal income tax law would have been reduced to five percent for non-exempt dividends from the U.S. subsidiary to WG International Limited. Under the New Tax Treaty, it is possible that WG International Limited would not qualify for the benefits of the treaty, in which case that rate reduction would not apply, and dividends from LVA to WG International Limited would be subject to a U.S. withholding tax. We believe, based on the current ownership and trading of our stock, that there is a significant risk that WG International Limited would not qualify for the benefits of the New Tax Treaty. Alternatively, if WG International Limited were to qualify for the benefits of the New Tax Treaty, it is possible that U.S. withholding tax on those dividends would be eliminated entirely. For U.K. corporation tax purposes, the dividend from the U.S. subsidiary will be subject to U.K. tax payable at effective rates of between 20 percent and 30 percent, depending on the level of deemed or actual profits of the Company, but will be reduced by means of a credit for any U.S. withholding tax and for any federal and state income tax paid by LVA on the earnings distributed by it and, to the extent that LVA's income is derived from dividends received from its operating subsidiaries, the corporate income tax paid by such operating subsidiaries in their countries of operation. However, the credit cannot exceed the effective U.K. corporation tax payable and is further restricted by detailed and complicated tax anti-avoidance and other provisions. Thus, the U.S. tax and the taxes paid in the countries in which the operating subsidiaries are situated, if relevant, could exceed the U.K. tax, and no credit will be available in respect of the excess. Further, the credit against foreign taxes suffered on profits from which a dividend is paid is based on an assumption that all available relief and exemptions from the foreign tax have been claimed by the overseas company.

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

         On May 28, 2003, the Jobs and Growth Reconciliation Tax Act of 2003 was enacted. The 2003 Tax Act reduces the rate of federal income tax imposed on certain kinds of corporate dividends received by individuals. The rate reductions, where applicable, limit the maximum rate of federal income tax on such dividends to 15 percent, commencing with dividends paid in tax years beginning after 2002. The new rules are currently scheduled to expire after the year 2008. The new rules apply only to "qualified dividend income" and, if not paid by a U.S. corporation, only to qualified dividend income paid by a "qualified foreign corporation." It is unclear whether dividends we pay to an individual U.S. Holder would qualify for the rate reductions introduced by the 2003 Tax Act, primarily due to uncertainty as to whether we satisfy the requirements to be a "qualified foreign corporation." While we appear to satisfy certain threshold tests relating to our eligibility for the benefits of a comprehensive U.S. tax treaty, the 2003 Tax Act specifically denies qualified foreign corporation status to any corporation that was a passive foreign investment company, or PFIC, in either the taxable year of the dividend distribution or the preceding taxable year. Therefore, if we are a PFIC in the year we make a dividend distribution, or were a PFIC in the preceding year, the dividend would not qualify for the reduced rates introduced by the 2003 Tax Act. See the discussion below in "Taxation - United States Federal Income Tax Consequences - Tax Consequences for U.S. Holders - Tax Consequences if We Are a Passive Foreign Investment Company" for a more detailed description of the PFIC rules and their possible application to our operations.

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

         TAXATION ON DISPOSITION OF ORDINARY SHARES

         Subject to the rules applicable to passive foreign investment companies, controlled foreign corporations and foreign investment companies, discussed below, upon the sale, exchange or other disposition of an American Depositary Share or ordinary share, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference, if any, between the U.S. Holder's basis in the American Depositary Share or ordinary share, which usually is the U.S. Holder's cost of the American Depositary Share or ordinary share, and the amount realized on the disposition computed in U.S. dollars. Capital gain from the sale, exchange or other disposition of an American Depositary Share or ordinary share held more than one year, including any capital gain recognized on a distribution that exceeds earnings and profits and basis in the American Depositary Share or ordinary share on which it is paid, is long-term capital gain, and, in the case of a U.S. Holder that is not a corporation, is generally eligible for a maximum 15 percent rate of taxation. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of an American Depositary Share or ordinary share generally will be treated as U.S. source income or loss for purposes of the U.S. foreign tax credit limitations. Unless an exception to that general source rule applies, or unless the U.S. Holder has other foreign source income in the same class or "basket" that is subject to foreign tax at a rate below the U.S. federal income tax rate on that income, the limitations on the foreign tax credit may prevent the U.S. Holder from claiming a foreign tax credit for part or all of any U.K. tax paid by the U.S. Holder on the disposition of an American Depositary Share or ordinary share. The deductibility of a capital loss recognized on the sale, exchange or other disposition of an American Depositary Share or ordinary share is subject to limitations. An exchange, deposit or withdrawal by a U.S. Holder of ordinary shares in exchange for American Depositary Shares, or vice versa, will not be subject to any U.S. Federal income tax.

         TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

         In general, we will be a passive foreign investment company, or PFIC, for any taxable year if either (1) 75 percent or more of our gross income in the taxable year is passive income, or (2) 50 percent or more of the average value, or, if our American Depositary Shares or ordinary shares are not regularly traded on any of certain designated stock exchanges and if we so elect, the adjusted basis, of our assets in the taxable year produces, or is held for the production of, passive income. The IRS takes the position that interest on working capital or any other cash is passive income and that the corresponding asset is an asset that produces or is held for the production of passive income. The PFIC rules can produce unfavorable tax consequences for a U.S. Holder if we are treated as a PFIC for any year while a U.S. Holder owns our American Depositary Shares or ordinary shares, and if that U.S. Holder does not make, or has not made, a timely election that remains in effect, for the first taxable year the U.S. Holder owns our American Depositary Shares or ordinary shares, and we are a PFIC, either to treat us as a "qualified electing fund" or, to mark the holder's American Depositary Shares or ordinary shares to market. As described below, a "qualified electing fund" election will not be available to a U.S. Holder unless we provide certain information to U.S. Holders, and we provide no assurance that we will make that information available. In addition, a mark-to-market election will not be available to a U.S. Holder unless our American Depositary Shares or ordinary shares held by the U.S. Holder are "marketable stock", and at the present time we believe there is a risk that the shares may not so qualify. If neither of those elections is available to, or, if available, is made by, a U.S. Holder, as described more fully below, the U.S. Holder will be subject to the adverse tax consequences described in the following paragraph if we are a PFIC. We have not undertaken a detailed determination of whether we are a PFIC and therefore cannot provide any assurance that we are not. Therefore, we may be a PFIC. Moreover, in the absence of a detailed analysis of our status as a PFIC performed by us, any assertion by the IRS with respect to a U.S. Holder that we are a PFIC might be upheld against that U.S. Holder, whether or not we are in fact a PFIC.

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

         The special PFIC rules described in the preceding paragraph will not apply to a U.S. Holder if the U.S. Holder makes a timely election, which remains in effect, to treat us as a "qualified electing fund," or QEF, for the first taxable year in which the U.S. Holder owns an American Depositary Share or ordinary share and in which we are a PFIC. A U.S. Holder generally may make a QEF election only if we provide to the U.S. Holder certain information regarding our earnings and profits and net capital gain and certain other information regarding us. As indicated above, we provide no assurance that we will make any of that information available. A U.S. Holder that has made a valid QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching to a timely filed U.S. federal income tax return a properly completed IRS Form 8621 that reflects the information provided in the PFIC Annual Information Statement supplied by us to the shareholder and by filing a second copy of that form with the IRS Service Center in Philadelphia, Pennsylvania. As indicated above, we provide no assurance that we will make any of that information available. If we do not provide that information, a U.S. Holder will not be able to make a QEF election, in which case, unless our American Depositary Shares or ordinary shares held by a U.S. Holder are "marketable stock" or become "marketable stock", a U.S. Holder will be subject to the rules described in the preceding paragraph with respect to our American Depositary Shares or ordinary shares unless if we are a PFIC or unless the U.S. Holder is able to rebut an assertion by the IRS that we are a PFIC. Without information provided by us a U.S. Holder may not be able to rebut an assertion by the IRS that we are a PFIC.

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

         In general, the American Depositary Shares or ordinary shares will be marketable stock within the meaning of the Treasury regulations if they are traded, other than in de minimis quantities, at least 15 days during each calendar quarter on a "qualified exchange or other market" within the meaning of the Treasury regulations. A U.S. exchange is a "qualified exchange or other market" if such exchange is a national securities exchange registered with the SEC, or the national market system established pursuant to section 11A of the Securities Exchange Act of 1934. A non-U.S. exchange is a "qualified exchange or other market" if the exchange is regulated or supervised by a governmental authority of the country where the market is located and (1) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market, and to protect investors, and the laws of the country where the exchange is located and the rules of the exchange ensure that those requirements are actually enforced, and (2) the rules of the exchange effectively promote active trading of listed stocks. If a non-U.S. exchange has more than one tier or market level on which stock may be separately listed or traded, each such tier is treated as a separate exchange. If our American Depositary Shares and ordinary shares were not "marketable stock" within the meaning of the Treasury regulations, the mark-to-market election would not be available to U.S. Holders. If a QEF election also is not available, for example, because we do not provide the necessary information to U.S. Holders, or if a U.S. Holder does not make a QEF election, the adverse PFIC rules set forth in the fifth preceding paragraph will apply to all U.S. Holders or a non-electing U.S. Holder. As noted above, we provide no assurance that we will make available any of the information necessary for a QEF election.

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

         We may be a PFIC for the year 2002, 2003 or 2004. Many aspects of the taxation of Internet businesses that could be relevant to our status as a PFIC are subject to considerable uncertainty. In addition, as noted above, we have not undertaken any determination of whether we are a PFIC and therefore cannot provide any assurance that we are not. In addition, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that, even if we were not a PFIC for the year 2002, we will not be a PFIC in 2003 or any subsequent year. Moreover, we provide no assurance that we will make any determination in the future whether we are a PFIC at that time. Finally, in the absence of an analysis of our status as a PFIC performed by us, any assertion by the IRS with respect to a U.S. Holder that we are in any particular year a PFIC could be upheld against that U.S. Holder, whether or not we are in fact a PFIC.

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

TAXATION OF THE COMPANY

         We are subject to U.S. federal income tax only to the extent that we derive U.S. source income that is subject to U.S. withholding tax or income that is effectively connected with the conduct of trade or business within the United States and is not exempt from U.S. tax under the U.S.-U.K. New Tax Treaty or Old Tax Treaty. Our indirect U.S. subsidiary will continue to be subject to U.S. tax on its worldwide income, including dividends, if any, we receive from non-U.S. subsidiaries, and dividends, if any, we pay to WG International Limited may be subject to a U.S. withholding tax, unless the earnings of the operating subsidiaries qualify the dividends for an exemption from that tax. Pursuant to the Old Tax Treaty, the 30% withholding tax imposed by U.S. Federal income tax law was reduced to five percent for non-exempt dividends from the U.S. subsidiary to WG International Limited. Under the New Tax Treaty, it is possible that WG International Limited would not qualify for the benefits of the treaty, in which case that rate reduction would not apply, and dividends from its subsidiaries to WG International Limited would be subject to a U.S. withholding tax. We believe, based on the current ownership and trading of our stock, that there is a substantial risk that neither WG International Limited nor World Gaming plc will qualify for benefits under the New Tax Treaty. Alternatively, if WG International Limited were to qualify for the benefits of the New Tax Treaty, U.S. withholding tax on those dividends could be eliminated entirely. In addition, if WG International Limited were not to qualify for the benefits of the New Tax Treaty, other income of WG International or World Gaming plc that is from U.S. sources or that is effectively connected with trade or business conducted in the United States may become subject to U.S. federal income tax at higher rates.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our reporting currency is the U.S. dollar. We are exposed to foreign exchange risk on our net Canadian dollar asset position (approximately $20,000 CDN or $16,000 U.S. as of December 31, 2004). The main exposure in this regard is the Canadian dollar weakening against the U.S. dollar, which would cause our net Canadian position to "decline" after translation to the U.S. dollar. Subsequent to December 31, 2003 and through 2004, the Canadian dollar has appreciated against the U.S. currency.

         Exposure arises primarily from the operations of our subsidiaries in Canada which incur certain administrative expenses in Canadian dollars (approximately $4.3 million CDN or $3.5 million U.S. for the year ending December 31, 2004) but do not derive any sales directly from customers. Subsequent to October 1, 2004 such expenses have materially decreased as a result of the Sportingbet Transaction (See Item 4: Sportingbet Transaction and
Item 10: Material Contracts). Funding for Inphinity and as of October 1, 2004, WG Interactive, comes from our non-Canadian subsidiaries that derive their sales in U.S. dollars. Therefore the ultimate cost of our operations in Canada is dependent on the relative strength of the Canadian dollar to the U.S. dollar. We have not hedged against this risk.

         Our net Canadian asset position at December 31, 2004 is summarized as follows (in thousands of U.S. dollars with previous year comparatives included):

                                                          2004        2003

       Cash and cash equivalents                         $  20      $     95
       Other current assets                                 33           174
                                                         ------     ---------
             Total current assets                           53           269

       Other assets                                        112         1,079
       Current liabilities                                 (73)       (1,111)
       Long-term liabilities                                 -             -
                                                         ------     ---------
             Net Canadian dollar denominated assets      $  92      $    237
                                                         ======     =========

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Under the terms of the Sportingbet agreement (See Item 4: Sportingbet Transaction and Item 10: Material Contracts), Sportingbet has irrevocably agreed to the waiving of all voting, dividend, rights to transfer, rights to participate (other than the right to attend meetings) and other similar rights attaching to such shares in respect of the 13,506,204 issued ordinary shares of the Company held by the Sportingbet Plc group of companies. Sportingbet Plc has agreed to transfer these shares to World Gaming Plc for a total consideration of $1 when requested to do so by the Company. The directors have confirmed that these shares will be purchased by the Company when the Company has available distributable profits. Until this occurs, these shares and the associated share premium attached are treated as non-equity interests.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

         Other than as described in Item 12 (and Items 4 and 10 as cross-referenced in Item 12) there are no material modifications to the rights of security holders that are required to be disclosed.

USE OF PROCEEDS FROM OFFERING

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         Our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 ("Exchange Act")), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms. There has not been any change in the Company's internal control over financial reporting that occurred during the year ended December 31, 2004 that has materially affected, or is reasonably likely to affect the Company's internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Set out below are fees charged for services provided by the Company's principal accountants for the years ended December 31, 2004 and 2003:

                                     2004        2003
                                   -------     -------
         Audit fees                 60,500      68,465

         Audit - related fees            -      55,554

         Tax fees                    2,909       2,800

         All other fees                  -           -

                                   -------     -------
         Total                      63,409     126,819

In December 2003 the Company, at the recommendation of the Audit Committee, resolved to change its principal accountants. The principal accountants were changed on January 29, 2004 from Baker Tilly to HJ & Associates LLC for audit of the Company's consolidated financial statements.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS.

         Set out below are purchases made by or on behalf of the Company or any affiliated purchaser of shares or ADRs of the Company's equity securities:

          Period              Total number of      Average price paid       Total number of       Maximum number of
                             shares purchased          per share          shares purchased as    shares that may yet
                                                                           part of publicly      be purchased under
                                                                          announced plans or    the plans or programs
                                                                               programs
_____________________________________________________________________________________________________________________
January 1, 2004 - January           -                      -                      -                       -
31, 2004

February 1, 2004 -                  -                      -                      -                       -
February 28, 2004

March 1, 2004 - March 31,           -                      -                      -                       -
2004

April 1 2004 -
April 30, 2004

May 1, 2004 -                       -                      -                      -                       -
May 31, 2004

June 1, 2004 -                      -                      -                      -                       -
June 30, 2004

July 1, 2004 -                      -                      -                      -                       -
July 31, 2004

August 1, 2004 - August             -                      -                      -                       -
31, 2004

September 1, 2004 -                 -                      -                      -                       -
September 30, 2004

October 1, 2004 - October           -                      -                      -                       -
31, 2004

November 1, 2004 -                                                                -                       -
November 30, 2004

December 1, 2004 -                  -                      -                      -                       -
December 31, 2004

Total
____________________

Mr. Grossman, a Director of the Company purchased 10,000 ADRs on the open market in February, 2005. This brings Mr. Grossman's total beneficial ownership in the Company's ADRs to 20,002 or 0.4% of the outstanding ADRs at December 31, 2004.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         Our consolidated financial statements together with the reports of HJ & Associates and Baker Tilly with respect to the years ended December 31, 2004, 2003 and 2002, are filed as part of this annual report.

         CONSOLIDATED FINANCIAL STATEMENTS
                                                                            Page
Independent Auditors' Reports ............................................. F-3
Consolidated Balance Sheets ............................................... F-5
Consolidated Statements of Operations and Other Comprehensive Income (Loss) F-7
Consolidated Statements of Stockholders' Equity............................ F-9
Consolidated Statements of Cash Flows...................................... F-10
Notes to Consolidated Financial Statements................................. F-12

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

4.2 Employment Agreement of Liam Gillen, dated November 27, 2000 (incorporated herein by reference from Exhibit 10.14 to a quarterly report on Form 10-Q (File No. 000-29290, filed 03/19/01) filed by Starnet Communications International, Inc.)
4.3 Loan Agreement between World Gaming plc and Sportingbet Plc, dated 08/01/02 (incorporated herein by reference from Exhibit 4.8 to the annual report on Form 20-F filed by World Gaming plc on 8/22/02)
4.4 General Security Agreement with Sportingbet Plc, dated 08/01/02 (incorporated herein by reference from Exhibit 4.9 to the annual report on Form 20-F filed by World Gaming plc on 8/22/02)
4.5 Escrow Agreement with NCC Escrow International Limited, dated 08/01/02 (incorporated herein by reference from Exhibit 4.10 to the annual report on Form 20-F filed by World Gaming plc on 8/22/02)
4.6 Accord and Satisfaction Agreement with Simpson Bay, Ltd., and AIM Investments Ltd. (incorporated herein by reference from Exhibit 4.5 to the Form 20-F filed by World Gaming plc on 11/1/01)
4.7 Unsecured Convertible Note with Goodison Park Limited, dated April 4, 2003 (incorporated herein by reference from Exhibit 4.7 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.8 Stock Acquisition Agreement with Goodison Park Limited, dated April 4, 2003 (incorporated herein by reference from Exhibit 4.8 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.9 Contract for Services with James Grossman, dated June 4, 2003 (incorporated herein by reference from Exhibit 4.9 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.10 Contract of Employment with A. Daniel Moran, dated June 4, 2003 (incorporated herein by reference from Exhibit 4.10 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.11 Employment Agreement with Nicholas Jackson, dated January 29, 2003 (incorporated herein by reference from Exhibit 4.11 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.12 Employment Agreement with David Craven, dated November 20, 2002 (incorporated herein by reference from Exhibit 4.12 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.13 Contract of Employment with David Naismith, dated June 4, 2003 (incorporated herein by reference from Exhibit 4.13 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.14 Offer of Employment with Simon Coulthard, dated August 1, 2002 (incorporated herein by reference from Exhibit 4.14 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.15 Offer of Employment with David Fleming, dated August 27, 2001 (incorporated herein by reference from Exhibit 4.15 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.16 Offer of Employment with Mark Thompson, dated November 21, 2002 (incorporated herein by reference from Exhibit 4.16 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.17 Letter regarding resignation of Mark Thompson dated 6/2/02 (incorporated herein by reference from Exhibit 4.17 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.18 Engagement letter for Mark Thompson as Financial Consultant dated 9/11/02 (incorporated herein by reference from Exhibit 4.18 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.19 Employment Agreement with Michael Aymong, dated 9/6/01 (incorporated herein by reference from Exhibit 4.19 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.20 Employment Offer Letter with Rodney Davis, dated July 5, 2001 (incorporated herein by reference from Exhibit 4.20 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.21 Letter regarding resignation of Rodney Davis, dated May 16, 2002 (incorporated herein by reference from Exhibit 4.21 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.22 Settlement Agreement with Starnet, Nicholas Jackson, Sportingbet and Goodison Park (incorporated herein by reference from Exhibit 4.22 to the annual report on Form 20-F filed by World Gaming plc on June 30,
         2003)
4.23 Compromise Agreement by David Craven dated June 27, 2003 (incorporated herein by reference from Exhibit 4.23 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.25+ Software License Agreement between Real Entertainment Ltd. and Softec Systems Caribbean Inc. dated May 10, 1999 (incorporated herein by reference from Exhibit 4.25 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.26 Internet Service Agreement between EFS Caribbean Inc. and Cable and Wireless (West Indies) Ltd. (incorporated herein by reference from
         Exhibit 4.26 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.27 Letter regarding termination of Liam Gillen dated September 6, 2002 (incorporated herein by reference from Exhibit 4.27 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.28 Guarantee from Nicholas Jackson in favor of Goodison Park Limited (incorporated herein by reference from Exhibit 4.28 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)
4.29 Settlement Agreement between EMC Corporation and EMC Corporation of Canada and Starnet Communication Canada Inc., World Gaming PLC., and Inphinity Interactive dated December 30, 2003 (incorporated herein by reference from Exhibit 4.29 to the annual report on Form 20-F filed by World Gaming plc on April 5, 2004)
4.30 Settlement Agreement between Sunrise International Leasing Corporation of Canada and World Gaming PLC dated August 15, 2003 (incorporated herein by reference from Exhibit 4.30 to the annual report on Form 20-F filed by World Gaming plc on April 5, 2004)
4.31+ License and Services Agreement between Oracle Corporation Canada Inc. and World Gaming PLC dated May 29, 2003 (incorporated herein by reference from Exhibit 4.31 to the annual report on Form 20-F filed by World Gaming plc on April 5, 2004)
4.32+ Amendment Agreement between Oracle Corporation Canada Inc. and World Gaming PLC in respect of the License and Services Agreement dated February 24, 2004 (incorporated herein by reference from Exhibit 4.32 to the annual report on Form 20-F filed by World Gaming plc on April 5,
         2004)
4.34 Settlement Agreement between Sinsational Intertainment Inc. and Softec Systems Caribbean Inc. and World Gaming PLC dated October 31, 2003 (incorporated herein by reference from Exhibit 4.34 to the annual report on Form 20-F filed by World Gaming plc on April 5, 2004)

4.35 Independent Contractor Agreement between Inphinity Interactive Inc. and Mark Hetherington (incorporated herein by reference from Exhibit 4.35 to the annual report on Form 20-F filed by World Gaming plc on April 5,
         2004)
4.36*    Contract of Employment with Jonathan Moss, dated January 1, 2005
4.37*+ Software License Agreement between Internet Empire Entertainment Ltd. and Softec Systems Caribbean Inc. dated May 23, 2000
4.38*+ Internet Empire Entertainment Amendment to Software License Agreement dated November 22, 2004
4.39* License and Services Agreement between Oracle Corporation Canada Inc. and World Gaming PLC dated May 20, 2004
4.40 Framework Agreement between World Gaming plc and Sportingbet PLC (incorporated herein by reference from Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by World Gaming plc on April 4, 2005)
4.41 Amendment to Framework Agreement between World Gaming plc and Sportingbet PLC(incorporated herein by reference from Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed by World Gaming plc on April 4, 2005)
4.42 Limited Partnership Agreement among Internet Opportunity Entertainment Limited, Starnet Systems International, Inc., Gwladys Street Limited and Bullen Road, LP. (incorporated herein by reference from Exhibit
         99.3 to the Report of Foreign Private Issuer on Form 6-K filed by World Gaming plc on April 4, 2005)
21.1*    List of Subsidiaries
23.1*    Consent of HJ & Associates, LLC
31.1*    Sarbanes-Oxley Act Certification by A. Daniel Moran, CEO
31.2*    Sarbanes-Oxley Act Certification by David Naismith, CFO
32.1*    Sarbanes-Oxley Act Certification by A. Daniel Moran, CEO
32.2*    Sarbanes-Oxley Act Certification by David Naismith, CFO
____________________
*Filed herewith.
+Certain terms of this agreement are subject to a request for confidential treatment with the SEC.

                        WORLD GAMING PLC AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                     DECEMBER 31, 2004 AND DECEMBER 31, 2003

                                 C O N T E N T S


Report of Independent Registered Public Accounting Firm......................F-3

Consolidated Balance Sheets..................................................F-5

Consolidated Statements of Operations and Other Comprehensive Income/(Loss)..F-7

Consolidated Statements of Stockholders' Equity..............................F-9

Consolidated Statements of Cash Flows.......................................F-10

Notes to the Consolidated Financial Statements..............................F-12

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


Board of Directors
World Gaming Plc and Subsidiaries
London, England

We have audited the accompanying consolidated balance sheets of World Gaming plc and Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations and other comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of World Gaming plc and Subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations and other comprehensive income, and their cash flows for the years then ended, in conformity with United States generally accepted accounting principles.


/s/ H.J. & Associates LLC
H.J. & Associates LLC
Salt Lake City, Utah, U.S.A.
March 10, 2005

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


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

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 13 to the 2002 consolidated financial statements, the Group has accumulated significant losses, has negative working capital, a deficit in stockholders equity and significant litigation, all of which raises significant doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 13 to the 2002 consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Baker Tilly
Baker Tilly
London, UK
June 30, 2003


WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US$)


                                                                             DECEMBER 31, 2004        DECEMBER 31, 2003
_______________________________________________________________________________________________________________________
ASSETS
Current assets
       Cash and cash equivalents                                                  $      7,944            $       2,657
       Reserves and deposits with credit card processors (Note 4)                        2,234                    5,948
       Accounts receivable, net (Note 5)                                                   587                      242
       Accounts receivable from related party (Note 6)                                   3,851                    1,296
       Prepaid expenses and deposits (Note 7)                                              344                      594
       Consideration receivable (Note 8)                                                 7,000                        -
_______________________________________________________________________________________________________________________

            Total Current Assets                                                        21,960                   10,737

CAPITAL ASSETS, Net (Note 9)                                                             1,419                    1,854

_______________________________________________________________________________________________________________________

            TOTAL ASSETS                                                          $     23,379            $      12,591
_______________________________________________________________________________________________________________________


                The accompanying notes are an integral part of these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(IN THOUSANDS OF US$)


                                                                             DECEMBER 31, 2004        DECEMBER 31, 2003
_______________________________________________________________________________________________________________________
LIABILITIES
Current liabilities
       Accounts payable and accrued liabilities (Note 10)                         $      7,080            $       6,444
       Accrual for legal claims (Note 11)                                                    -                      215
       Funds held on deposit (Note 12)                                                       -                    2,160
       Current portion of loans payable to related party (Note 13)                           -                      803
       Current portion of loans payable (Note 13)                                            -                      645
       Current portion of capital lease obligations (Note 14)                               14                      596
_______________________________________________________________________________________________________________________

            Total Current Liabilities                                                    7,094                   10,863

Long-term liabilities
       Convertible Note payable to related party (Note 15)                                   -                      900
       Provisions (Note 16)                                                                257                        -
_______________________________________________________________________________________________________________________

            TOTAL LIABILITIES                                                            7,351                   11,763
_______________________________________________________________________________________________________________________

STOCKHOLDERS' EQUITY
       Capital stock (Note 17)                                                          23,654                   25,992
       Deficit                                                                          (6,353)                 (23,723)
       Accumulated other comprehensive loss                                             (1,273)                  (1,441)
_______________________________________________________________________________________________________________________

            TOTAL STOCKHOLDERS' EQUITY                                                  16,028                      828
_______________________________________________________________________________________________________________________

            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $     23,379            $      12,591
_______________________________________________________________________________________________________________________


                The accompanying notes are an integral part of these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME/(LOSS)
(IN THOUSANDS OF US$)


                                                               YEAR ENDED        YEAR ENDED       YEAR ENDED
                                                             DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                                                     2004              2003             2002
____________________________________________________________________________________________________________
REVENUE
       Royalties and fees                                      $   15,650        $   17,621      $    16,145
       Licensing                                                        -                 -              632
       Gateway Development Fees                                       638                77                -
____________________________________________________________________________________________________________

                                                                   16,288            17,698           16,777

COST OF SALES                                                       1,871             2,150            1,704
____________________________________________________________________________________________________________

                                                                   14,417            15,548           15,073

EXPENSES
       Development, selling, general and administrative             7,143            10,157           12,970
       Provision for bad debts                                        203               344            3,400
       Legal                                                          406               739              798
       Accrued settlement of legal issues                               -                45                -
       Depreciation and amortization                                1,420             1,933            3,168
       Interest and bank charges                                       62               203              147
____________________________________________________________________________________________________________

                                                                    9,234            13,421           20,483
____________________________________________________________________________________________________________

PROFIT/(LOSS) FROM OPERATIONS                                       5,183             2,127           (5,410)

Conversion feature on Convertible Debt (Note 17)                        -              (150)               -
OTHER INCOME (Note 14)                                                  -               981               92
____________________________________________________________________________________________________________

PROFIT/(LOSS) BEFORE EXTRAORDINARY ITEM AND INCOME TAXES            5,183             2,958           (5,318)

EXTRAORDINARY ITEM (Note 3)                                        12,187                 -                -
____________________________________________________________________________________________________________

PROFIT/(LOSS) BEFORE INCOME TAXES                                  17,370             2,958           (5,318)
____________________________________________________________________________________________________________

INCOME TAX EXPENSE (RECOVERY)
       Current (Note 18)                                                -                 -                -
       Deferred (Note 18)                                               -                 -                -
____________________________________________________________________________________________________________

            Total Income Taxes                                          -                 -                -
____________________________________________________________________________________________________________


NET PROFIT/(LOSS)                                              $   17,370        $    2,958      $    (5,318)
____________________________________________________________________________________________________________


           The accompanying notes are an integral part of these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME/(LOSS) (CONTINUED)
(IN THOUSANDS OF US$)


                                                               YEAR ENDED        YEAR ENDED       YEAR ENDED
                                                             DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                                                     2004              2003             2002
____________________________________________________________________________________________________________
NET PROFIT/(LOSS) brought forward                              $   17,370        $    2,958      $    (5,318)

OTHER COMPREHENSIVE INCOME/(LOSS)

       Foreign currency translation                                   168              (385)             (85)
____________________________________________________________________________________________________________

            Total Other Comprehensive Loss                            168              (385)             (85)
____________________________________________________________________________________________________________

NET COMPREHENSIVE INCOME/(LOSS)                                $   17,538        $    2,573      $    (5,403)
____________________________________________________________________________________________________________


BASIC PROFIT/(LOSS) PER SHARE                                  $     0.38        $     0.07      $     (0.16)
-      Excluding non-voting                                          0.53              0.07            (0.16)
-      Before extraordinary item                                     0.11              0.07            (0.16)
-      Excluding non-voting and before
       extraordinary item                                            0.16              0.07            (0.16)
____________________________________________________________________________________________________________


FULLY DILUTED PROFIT/(LOSS) PER SHARE                          $     0.34        $     0.05      $     (0.16)
-      Excluding non-voting                                          0.46              0.05            (0.16)
-      Before extraordinary item                                     0.10              0.05            (0.16)
-      Excluding non-voting and before
       extraordinary item                                            0.14              0.05            (0.16)
____________________________________________________________________________________________________________

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING           45,981,407        42,932,416       34,193,181
____________________________________________________________________________________________________________

FULLY DILUTED WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                                             50,890,157        56,402,085       34,193,181
____________________________________________________________________________________________________________

Earnings per share excluding shares with no voting or economic rights refers to the 13,506,204 shares held by Sportingbet PLC and its affiliates that have been set aside as a result of the Transaction with
Sportingbet PLC and may be repurchased by the Company for $1 when the Company has retained earnings to do
so. This transaction had no impact on the earnings per share calculations for 2003 or 2002.


           The accompanying notes are an integral part of these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                          Common Stock                                        Accumulated
                                     _______________________                                     Other       Retained
                                                               Subscription     Deferred     Comprehensive   Earnings
                                       Shares       Amount      Receivable    Compensation   Income (Loss)   (Deficit)
_______________________________________________________________________________________________________________________
Balance, January 1, 2002             34,193,181   $   24,188      $ -            $ (168)       $   (971)     $ (21,363)

Options issued below market value             -            4        -               168               -              -

Movement in other comprehensive
income(loss) - foreign currency
translation adjustments                       -            -        -                 -             (85)             -

Net loss for the year ended
December 31, 2002                             -            -        -                 -               -         (5,318)
_______________________________________________________________________________________________________________________

BALANCE, DECEMBER 31, 2002           34,193,181       24,192        -                 -          (1,056)       (26,681)
_______________________________________________________________________________________________________________________

Balance, January 1, 2003             34,193,181       24,192        -                 -          (1,056)       (26,681)

Issues of Class Action settlement
shares during 2003                    6,588,226        1,050        -                 -               -              -

New Share issued to Goodison Park
Ltd.                                  5,000,000          600        -                 -               -              -

Beneficial conversion feature
related to convertible debt                   -          150        -                 -               -              -

Movement in other comprehensive
income (loss) - foreign currency
translation adjustments                       -            -        -                 -            (385)             -

Net profit for the year ended
December 31, 2003                             -            -        -                 -               -          2,958
_______________________________________________________________________________________________________________________

BALANCE, DECEMBER 31, 2003           45,781,407       25,992        -                 -          (1,441)       (23,723)
_______________________________________________________________________________________________________________________

Balance, January 1, 2004             45,781,407       25,992        -                 -          (1,441)       (23,723)

Exercise of Stock Options               200,000           62        -                 -               -              -

Waiver of rights on Sportingbet
shares (note 3)                               -       (2,400)       -                 -               -              -

Movement in other comprehensive
income (loss) - foreign currency
translation adjustments                       -            -        -                 -             168              -

Net profit for the year ended
December 31, 2004                             -            -        -                 -               -         17,370
_______________________________________________________________________________________________________________________

BALANCE, DECEMBER 31, 2004           45,981,407   $   23,654      $ -            $    -        $ (1,273)     $  (6,353)
_______________________________________________________________________________________________________________________


                The accompanying notes are an integral part of these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN THOUSANDS OF US$)

                                                                YEAR ENDED        YEAR ENDED      YEAR ENDED
                                                              DECEMBER 31,      DECEMBER 31,    DECEMBER 31,
                                                                      2004              2003            2002
____________________________________________________________________________________________________________
CASH FLOWS FROM OPERATING ACTIVITIES
      Profit/(Loss) for the period                             $   17,370        $    2,958      $    (5,318)
      Adjustments to reconcile net profit/(loss) to net
       cash provided by operating activities:
         Depreciation and amortization                              1,420             1,933            3,168
         Loss on disposal of fixed assets                             206                 -               74
         Deferred compensation                                          -                 -              168
         Gain on Sale                                             (12,187)                -                -
      Change in current assets and liabilities-
         Decrease (increase) in reserves with credit
          card processors                                           5,874            (4,464)           1,048
         Decrease (increase) in accounts receivable                (2,975)            1,272             (151)
         Decrease (increase) in prepaid expenses and
          Deposits                                                    325              (364)             208
         Decrease (increase) in other assets                            -                 -              209
         Increase (decrease) in accounts payable and
         accrued liabilities                                       (1,739)            1,246             (713)
         Increase (decrease)in legal claims accrual                                      65             (448)
         Increase (decrease) in funds held on deposit              (2,160)              440             (133)
         Increase (decrease) in provisions                            257                 -                -
         Exchange movements                                            86                 -                -
____________________________________________________________________________________________________________
          Net Cash Provided by (Used in) Operating
              Activities                                       $    6,477        $    3,086      $    (1,888)
____________________________________________________________________________________________________________

CASH FLOWS FROM INVESTMENT ACTIVITIES
      Purchase of capital assets, net                              (1,065)             (219)          (1,412)
      Proceeds from sale of assets                                  6,300                 -                -
      Payment of costs associated with asset sale                    (968)                -                -
      Proceeds allocated to purchase of capital stock rights       (2,400)                -                -
____________________________________________________________________________________________________________

         Net Cash (Used in) Investing Activities               $    1,867        $     (219)     $    (1,412)
____________________________________________________________________________________________________________


           The accompanying notes are an integral part of these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
(IN THOUSANDS OF US$)

                                                                YEAR ENDED        YEAR ENDED      YEAR ENDED
                                                              DECEMBER 31,      DECEMBER 31,    DECEMBER 31,
                                                                      2004              2003            2002
____________________________________________________________________________________________________________
CASH FLOWS FROM FINANCING ACTIVITIES
      Payments received on long-term receivable                $        -        $        -      $         4
      Proceed from issuance of shares                                  62               600                -
      Proceeds from New Loans                                           -             1,002            2,213
      Oracle Note, net                                                  -               595                -
      Repayment of convertible note payable                          (900)                -                -
      Net repayments of Loans payable                              (1,596)           (1,346)               -
      Principal repayment under capital lease
      obligations                                                   (647)            (1,598)            (116)
____________________________________________________________________________________________________________

      Net Cash Provided by (Used in) Financing Activities          (3,081)             (747)           2,101
____________________________________________________________________________________________________________

EFFECT OF EXCHANGE RATES ON CASH                                       24              (385)             (85)
____________________________________________________________________________________________________________

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT
  DURING THE PERIOD                                                 5,287             1,735           (1,284)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                      2,657               922            2,206
____________________________________________________________________________________________________________

CASH AND CASH EQUIVALENTS, END OF PERIOD                       $    7,944        $    2,657      $       922
____________________________________________________________________________________________________________


____________________________________________________________________________________________________________

Supplementary cash flow information:
Other non-cash financing and investing transactions:
      Leased assets acquired                                   $        -        $    1,002      $       452
      Beneficial conversion feature on Note Payable            $        -        $      150      $         -
      Issue of Shares in settlement of class action suit       $        -        $    1,050      $         -
      Settlement of Capital Lease obligations                  $        -        $    1,105      $         -
      Convertible loan note forgiven                           $      900        $        -      $         -

Cash paid for:
     Interest paid                                             $      103        $      203      $       147


           The accompanying notes are an integral part of these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

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

Effective October 1, 2004 the Company transferred its software into a partnership arrangement with its then major licensee. As a result of this arrangement the Company received certain consideration, no longer pays development expenses and recovers the majority of its hosting expenses. In addition, the Company no longer receives royalties from this licensee. Further details of this transaction are contained in Note 3 to these consolidated Financial Statements.

NOTE 2 - ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is set out below:

a. Basis of Presentation

The consolidated financial statements include the accounts of World Gaming and all its wholly-owned subsidiaries (collectively the "Company"). All significant inter-company balances and transactions have been eliminated. Unless otherwise stated, all amounts are in thousands of US Dollars. The Company has 11 subsidiaries which have been listed below:

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 2 - ACCOUNTING POLICIES (CONTINUED)

a. Basis of Presentation (continued)

                                                                Type of     Percentage             Country of
   Subsidiary                    Principal Activity         Shares Held          Owned          Incorporation
   __________________________________________________________________________________________________________
   WG International Ltd          Holding Company               Ordinary           100%        England & Wales
   LVA Holdings Inc. (formerly   Holding Company               Ordinary           100%                 U.S.A.
   Starnet Communications
   International Inc) (1)
   Interactive Systems Inc.      Licensing of Internet         Ordinary           100%                Antigua
                                 Gaming Systems
   WG Interactive Inc.           Systems Administration        Ordinary           100%                 Canada
   World Gaming Europe Ltd (1)   Dormant                       Ordinary           100%        England & Wales
   SSII Ltd (formerly Starnet    Licensing of Internet         Ordinary           100%                Antigua
   Systems International Inc)    Gaming Systems
   (2)
   EFS Caribbean Inc (2)         Dormant                       Ordinary           100%                Antigua
   EFS St Kitts Inc (2)          Dormant                       Ordinary           100%                Antigua
   Inphinity Interactive Inc     Dormant                       Ordinary           100%                 Canada
   (2)
   World Gaming Services Inc     Dormant                       Ordinary           100%                Antigua
   (2)
   ESCE Inc. (formerly Starnet   Dormant                       Ordinary           100%                 Canada
   Communications
   Canada Inc) (2)

   All of the above companies operate within their country of incorporation and their financial condition and operating results have been included in these consolidated financial statements.
   (1) Shares are owned by World Gaming International Ltd
   (2) Shares are owned by Starnet Communications International Inc.

The Company holds a 50 percent interest in Bullen Road LP, a limited partnership between Starnet Systems International Inc ("SSII")and IOE Limited ("IOE"), a wholly-owned subsidiary of Sportingbet PLC. Bullen Road LP is an exempt limited partnership formed in the Cayman Islands as a result of the transaction with Sportingbet described at Note 3 and owns the gaming software operated by the Company. The General Partner is Gwladys Street Limited, a company incorporated in the Cayman Islands and is jointly owned by SSII and IOE. The Company is not required to make any capital contributions to the partnership beyond the initial transfer of the proprietary gaming software, which was done in the year. The net book value of the assets transferred was $nil. The partnership had no income or expenditure in the period ended December 31, 2004. Accounts have not yet been prepared for the partnership. Consistent with the accounting treatment of the Intellectual Property prior to its transfer to Bullen Road LLP, the Company's share of the assets and liabilities of the partnership at December 31, 2004 has not been included in the consolidated financial statements. The cost and carrying value of the investment at December 31, 2004 was $nil in these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 2 - ACCOUNTING POLICIES (CONTINUED)

b. Revenue Recognition

Initial license fees of gaming software are recognized as revenue upon the completion of the license sale transactions. Before the revenues are recognized, deposits from licensees are recorded as deferred revenue. Gaming and monthly licensing royalty revenues and other fees are recognized over the period services are provided. Revenues from the resale of Antigua government issued gaming licenses are recognized when collection is assured. Gaming revenues, which represent less than 1% of total revenues in 2003, were presented net of customer winnings.

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

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 2 - ACCOUNTING POLICIES (CONTINUED)

f. Leases

Leases which transfer substantially all of the benefits and risks of ownership are recorded as the acquisition of assets and incurrence of obligations. Under this method of accounting, both assets and obligations, including interest thereon, are amortized over the life of the lease.

g. Net Profit/(Loss) Per Common Share

The Company has adopted Statement of Financial Accounting Standards No. 128 ("FAS 128") regarding the determination and disclosure of profit/(loss) per share for the purpose of preparing its consolidated financial statements. The calculations of net profit/(loss) per common share are based upon the weighted average number of common shares of the Company outstanding during each year. The adoption of FAS 128 has no impact on previously reported information. Fully diluted profit/(loss) per share has been determined with the inclusion of common stock equivalents.

The calculation of the basic profit/(loss) per ordinary share is based on a weighted average of 45,981,407 (2003: 42,932,416) (2002: 34,193,181) ordinary shares in issue and a profit on ordinary activities after taxation of US$17,370 (2003: $2,958) (2002: ($5,318)).

The calculation of the diluted profit/(loss) per ordinary share includes the same earnings figure as used for the basic earnings and a weighted average number of ordinary shares of 50,890,157 (2003: 56,402,085) (2002: 34,193,181).
The number of shares includes ordinary shares issued and potential ordinary shares from options granted and rights to convert loans into ordinary shares. The potential ordinary shares include only "in the money" option shares which are those shares where the grant price was below the average share price of the company's issued ordinary shares in the year.

Profit/(loss) per ordinary share before exceptional items is calculated on profit of $5,183 (2003: $2,958) (2002: ($5,318).The weighted average number of ordinary shares used in the calculations are unchanged from those used in the other basic and diluted earnings figures.

Earnings per share excluding shares with no voting or economic rights refers to the 13,506,204 shares held by Sportingbet PLC and its affiliates that have been set aside as a result of the Transaction with Sportingbet PLC and may be repurchased by the Company for $1 when the Company has retained earnings to do so. This transaction had no impact on the earnings per share calculations for 2003 and 2002.

h. Stock Options

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

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 2 - ACCOUNTING POLICIES (CONTINUED)

i. Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

j. Recent and Newly Issued Accounting Pronouncements

On December 16, 2004 the FASB issued SFAS No. 123(R), Share-Based Payment, which is an amendment to SFAS No. 123, Accounting for Stock-Based Compensation. This new standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires such transactions to be accounted for using a fair-value-based method and the resulting cost recognized in our financial statements. This new standard is effective for awards that are granted, modified or settled in cash in interim and annual periods beginning after June 15, 2005. In addition, this new standard will apply to unvested options granted prior to the effective date. We will adopt this new standard effective for the fourth fiscal quarter of 2005, and have not yet determined what impact this standard will have on our financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this Statement will have any immediate material impact on the Company.

In December 2004, the FASB issued SFAS No. 152, Accounting for Real Estate Time-sharing Transactions, which amends FASB statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this Statement will have no impact on the financial statements of the Company.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 2 - ACCOUNTING POLICIES (CONTINUED)

j. Recent and Newly Issued Accounting Pronouncements (continued)

In December 2004, the FASB issued SFAS No.153, Exchange of Nonmonetary Assets. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetrary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this Statement will have no impact on the financial statements of the Company.

The implementation of the provisions of these pronouncements are not expected to have a significant effect on the Company's consolidated financial statement presentation.

k. Software Development Costs

The Company applies the provisions of SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".

l. Long-lived assets

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

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 3 - EXTRAORDINARY ITEM

Joint Venture Arrangements, effective October 1, 2004, were entered into on October 12, 2004 between the Company and Sportingbet. The principle terms of the arrangements are as follows:

      o The ownership of the Intellectual Property rights of the Gaming Software was transferred into a new exempt limited partnership, Bullen Road LP, based in the Cayman Islands, which was established under the equal joint ownership of SSII Limited and Sportingbet;
      o In consideration of this transfer, Sportingbet agreed to pay a total of $10 million in cash to the Company ($3 million was paid on each of October 12, 2004 and March 1, 2005 and the balance of $4 million is payable on or before November 1, 2005). In addition, the economic value of Sportingbet's then 29.6 per cent. shareholding in the Company was eliminated by the cancellation of all rights of any value attached to the Ordinary Shares then held by Sportingbet, and a convertible loan note representing indebtedness of $900,000 owing from the Company to Sportingbet was cancelled;
      o Each of the Company and Sportingbet has the right to appoint two directors to the four person board of Bullen Road LP which controls the development objectives of Alea Software Ltd, a wholly owned subsidiary of Sportingbet and the developer of the Gaming Software under the Joint Venture Arrangements;
      o During the period of the Joint Venture Arrangements, Sportingbet is responsible for all of Alea's costs associated with the development and maintenance of the Gaming Software (with a minimum spend of $4.5 million per year in the first 3 years and a minimum of $2.5 million in the fourth year);
      o The Company retains the right to determine 30 per cent of the development time on the Gaming Software;
      o The Company has a worldwide royalty free license allowing it to continue to use and sublicense the Gaming Software. In the event that World Gaming becomes an operator it would pay a 5 per cent royalty only on those revenues to Sportingbet;
      o Sportingbet has a worldwide royalty free license to use the Gaming Software. Royalty payments of five per cent. are due from Sportingbet in the event that they license the Gaming Software to any new licensees;
      o Sportingbet pays its proportion of the hosting costs on the Company's systems and IT services at cost 10 per cent;
      o The Joint Venture Arrangements may be terminated by the Company on three months notice. Except in the event of breach by World Gaming, Sportingbet may not terminate the Joint Venture Arrangements for three years. Thereafter, Sportingbet may terminate on 12 months notice to the Company; and
      o On termination of the Joint Venture Arrangements, (a) Sportingbet must pay $3 million to the Company (which would be retrospectively reduced by the amount of consideration if the Company sells its rights to the Gaming Software within 2 years); and (b) each of the Company and Sportingbet will be granted a perpetual, non-exclusive royalty free license to use, sub-licence and assign of all of the then intellectual property rights underlying the improved Gaming Software, and neither party will have the rights to any further improvements or developments made by the other party.

The gain arising from the transaction has been calculated after charging associated costs as follows:

                  Consideration                     $13,300
                  Legal & Professional costs         (1,043)
                  Loss on disposal of fixed assets      (70)
                                                    -------
                                                    $12,187
                                                    =======

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 3 - EXTRAORDINARY ITEM (CONTINUED)

The additional $3 million payable to the Company upon termination of the agreements by Sportingbet has not been included in these financial statements.

During the year ended December 31, 2003, the group was able to negotiate certain settlements with its lease creditors which enabled the group to record gains of $834,000 in interest and capital amounts that were waived by the lease creditors for full settlement.

NOTE 4 - RESERVES WITH CREDIT CARD PROCESSORS

Reserves held with transaction processors of $2,234 (2003: $5,948) represents deposits and rolling reserves held at merchant banks awaiting clearance and transfer to the Company's bank accounts. These amounts are receivable on behalf of the Company's licensees. No amount is payable to the licensee in respect of these balances until the amount has been collected from the respective processor. This division of the Company was closed in February of 2004. There are no further balances accruing in respect of this activity.

NOTE 5 - ACCOUNTS RECEIVABLE

                                        December 31, 2004      December 31, 2003
                                        -----------------      -----------------
    Amounts due from licensees                $ 817                 $  386
    Other                                        16                    102
    Less: allowance for bad debts              (246)                  (246)
                                        -----------------      -----------------
                                              $ 587                 $  242
                                        -----------------      -----------------

NOTE 6 - ACCOUNTS RECEIVABLE RELATED PARTY

                                        December 31, 2004      December 31, 2003
                                        -----------------      -----------------
    Sportingbet                              $   354               $ 1,296
    Licensee settlement - Sportingbet          3,497                     -
                                        -----------------      -----------------
                                             $ 3,851               $ 1,296
                                        -----------------      -----------------

Trade debtors from a related party represent trade balances due at 31 December 2004 from Sportingbet Plc. These amounts are usually collected within 30 days. The balance at December 31, 2004 was collected in January 2005.

NOTE 7 - PREPAID EXPENSES AND DEPOSITS

                                        December 31, 2004      December 31, 2003
                                        -----------------      -----------------
    Rental security deposits                  $  40                 $   57
    Insurances                                  143                    188
    Oracle technical support                      -                     79
    Other prepayments and deferred costs        161                    270
                                        -----------------      -----------------
                                              $ 344                 $  594
                                        -----------------      -----------------

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 8 - CONSIDERATION RECEIVABLE

                                        December 31, 2004      December 31, 2003
                                        -----------------      -----------------
    Sportingbet                              $ 7,000                $    -
                                        -----------------      -----------------
                                             $ 7,000                $    -
                                        -----------------      -----------------

Consideration receivable relates to amounts due in respect of the transaction with Sportingbet described at Note 3. The amounts are receivable as $3,000 on March 1, 2005 and $4,000 on or before November 1, 2005.

NOTE 9 - CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation and consist of the following:

DECEMBER 31, 2004                                      ACCUMULATED      NET BOOK
                                            COST       DEPRECIATION       VALUE
                                          --------     ------------     --------

Computer hardware and equipment           $  3,511       $  2,942       $   569

Automobiles                                     75             67             8
Leasehold improvements                          47              6            41
Furniture and fixtures                          62             62             -
Computer software                            1,970          1,169           801

                                          --------     ------------     --------
                                          $  5,665       $  4,246       $ 1,419
                                          --------     ------------     --------


DECEMBER 31, 2003                                      ACCUMULATED      NET BOOK
                                            COST       DEPRECIATION       VALUE
                                          --------     ------------     --------
Computer hardware and equipment           $  7,035       $  6,415       $   620
Computer hardware under capital leases       1,627          1,627             -
Automobiles under capital leases               180            111            69
Leasehold improvements                         469            353           116
Furniture and fixtures                         394            342            52
Computer software                            3,660          2,663           997
Domain name                                     45             45             -

                                          --------     ------------     --------
                                          $ 13,410       $ 11,556       $ 1,854
                                          --------     ------------     --------

During the years ended December 31, 2004, 2003 and 2002 the Company recorded depreciation expense of $1,420, $1,933 and 3,168 respectively.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 10 - ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

                                        December 31, 2004      December 31, 2003
                                        -----------------      -----------------
    Accounts payable                         $   523               $   762
    Amounts due to licensees                   5,684                 4,567
    Accrued liabilities                          873                 1,115
                                        -----------------      -----------------
                                             $ 7,080               $ 6,444
                                        -----------------      -----------------

Amounts due to licensees primarily represent funds that are due to licensees from transaction processors, these amounts will be paid as they are collected on the licensees' behalf.

NOTE 11 - ACCRUAL FOR LEGAL CLAIMS

                                        December 31, 2004      December 31, 2003
                                        -----------------      -----------------
    Accrual for legal claims                 $     -               $   215
                                        -----------------      -----------------
                                             $     -               $   215
                                        -----------------      -----------------

Legal claim accruals for the year ending December 31, 2003 represent a final payment of three equal payments in respect of a settlement with a prospective licensee and for other legal matters pending. These amounts were paid in full during the year ended December 31, 2004.

NOTE 12 - FUNDS HELD ON DEPOSIT

                                        December 31, 2004      December 31, 2003
                                        -----------------      -----------------
    Licensee customer deposits               $     -               $ 2,160
                                        -----------------      -----------------
                                             $     -               $ 2,160
                                        -----------------      -----------------

Funds held on deposit in 2003 represented balances of our licensees' customer accounts, these balances were transferred to a third party upon closure of the transaction processing division of the Company in February 2004.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 13 - LOANS PAYABLE

                                        December 31, 2004      December 31, 2003
                                        -----------------      -----------------
    Loans - current                          $     -               $   803
    Oracle loan note                               -                   645
                                        -----------------      -----------------
                                             $     -               $ 1,448
                                        -----------------      -----------------

At December 31, 2003, the Company had a loan from Sportingbet, a related company with a balance payable of $769 and imputed interest of $18 which is included in the loan balances above. This loan balance from Sportingbet is secured by a floating charge on some intellectual property of the company and on certain identified equipment. A further $16 was payable to a licensee.

On May 30, 2003 the Company entered into a License and Services Agreement with Oracle Corporation Canada Inc for the provision of limited rights to use certain Oracle software products together with product support and software updates. The total commitment in respect of this agreement was $1,002 payable in accordance with a monthly payment schedule over twenty months ending December 2004. All amounts due under this agreement were paid in full in 2004.

NOTE 14 - CAPITAL LEASE OBLIGATIONS

The future payments for the 12 months ended December 31, 2004 are:

                                        December 31, 2004      December 31, 2003
                                        -----------------      -----------------
            Total minimum lease payments          15                   599
    Less amounts representing
    interest at rates varying
    from 6.0% to18.0%                             (1)                   (3)
                                        -----------------      -----------------
    Present value of minimum lease
     payments                                     14                   596
    Less: Current portion of capital
     lease obligations                           (14)                 (596)
                                        -----------------      -----------------
    Long-term portion of capital lease
     obligations                             $     -               $     -
                                        -----------------      -----------------

At December 31, 2004, the Company had entered into capital leases for equipment and automobiles.

During the year ended December 31, 2003, the Company entered into settlement agreements with all its disputed capital leases and payments are being made in accordance with the settlement agreements. As a result of these settlements, an amount of $834 was recognised and included in other income in the profit and loss account for the year. All scheduled repayments due had been paid at December 31, 2004 in accordance with the settlement agreements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 15 - CONVERTIBLE NOTE PAYABLE - RELATED PARTY

                                        December 31, 2004      December 31, 2003
                                        -----------------      -----------------
    Convertible loan note                    $     -               $   900
                                        -----------------      -----------------
                                             $     -               $   900
                                        -----------------      -----------------

On April 4, 2003 Goodison Park Ltd., a wholly owned subsidiary of Sportingbet Plc, a related party, invested in World Gaming Plc through a $900,000 loan note, convertible into 7,500,000 shares of the Company's common stock at $0.12 per share at Sportingbet Plc's discretion after a two year term. Under the terms of the Sportingbet Agreement (See note 3) the loan note was effectively settled in full and any conversion rights were cancelled.

The company recorded imputed interest of $11 in 2003 related to this loan which is included in the current loans payables balances in note 10 above.

NOTE 16 - PROVISIONS

                                        December 31, 2004      December 31, 2003
                                        -----------------      -----------------
    Deferred compensation                    $   257               $     -
                                        -----------------      -----------------
                                             $   257               $     -
                                        -----------------      -----------------

The balance at 31 December 2004 represents a provision for deferred bonuses payable to certain directors under the terms of their service agreements. The bonuses are payable only if these directors are still employed by the company on their third anniversary of service.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 17 - CAPITAL STOCK

Authorized 500,000,000 ordinary shares, par value STG 0.002.

(a) The Company had the following shares issued and outstanding:

                                             Year ended December 31,     Year ended December 31,
                                                      2004                        2003
                                             -----------------------     -----------------------
Outstanding Class A shares, beginning of
year                                         45,781,407     $ 25,992     34,193,181     $ 24,192

Waiver of rights on Sportingbet shares
(note 3)                                              -       (2,400)             -            -

Shares issued pursuant to settlement of
Class Action suit                                     -            -      6,588,226        1,050

Shares issued to Goodison Park Ltd.                   -            -      5,000,000          600

Beneficial conversion feature related to
convertible debt                                      -            -              -          150

Exercise of Options                             300,000           62              -            -
                                             ----------     --------     ----------     --------

Outstanding Class A shares, end of year      46,081,407     $ 23,654     45,781,407     $ 25,992
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

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 17 - CAPITAL STOCK (CONTINUED)

A summary of the Company's stock option activity and related information follows:

                            Year ended December 31,      Year ended December 31,
                                      2004                         2003
                            -----------------------      -----------------------
Beginning of period         10,818,724         .78        6,942,219     $  1.49
Granted                      2,550,000        0.37        5,475,000        0.15
Exercised                     (300,000)      (0.20)               -           -
Forfeited and adjusted      (2,133,836)      (1.12)      (1,598,495)      (1.65)
                            ----------      -------      ----------     -------

End of period               10,934,888      $ 0.63       10,818,724     $  0.78
                            ----------      -------      ----------     -------

At December 31, 2004, options outstanding were as follows:

                           Options Outstanding                   Options Exercisable
                  ------------------------------------   -----------------------------------
                                 Weighted                             Weighted
                                  Average     Weighted                Average       Weighted
                                 Remaining    Average                 Remaining      Average
Range of          Number of     Contractual   Exercise   Number of   Contractual    Exercise
Exercise Prices    Options     Life (Years)    Price      Options    Life (Years)     Price
---------------   ----------   ------------   --------   ---------   ------------   --------
$0.14 - $0.50      8,545,000        5.3         0.24     6,340,000       4.9           0.25
$0.51 - $1.00        611,667        3.3         0.74       456,667       2.2           0.77
$1.10 - $3.00      1,169,054        3.0         1.86     1,169,054       3.0           1.86
$3.00 - $8.50        609,167        3.8         3.60       609,167       3.8           3.60

---------------   ----------   ------------   --------   ---------   ------------   --------

$0.14 - $8.50     10,934,888        4.8        $0.63     8,574,888       4.1          $0.74
---------------   ----------   ------------   --------   ---------   ------------   --------

On March 18, 2005 a former Director of the Company relinquished all rights to purchase 2,200,000 ordinary shares in the Company that had been fully vested.

(c) Accounting for Stock Based Compensation

The Company has adopted the disclosure-only provisions of FAS 123 as amended by SFAS No. 148, Accounting for "Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 2004 and 2003 consistent with the provisions of SFAS No. 123, the Company's loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                         Year ended December        Year ended December
                                                               31, 2004                  31, 2003
                                                         --------------------       -------------------
Net profit/(loss) as reported                                  $ 17,370                  $ 2,958
Pro forma net profit/(loss) under FAS 148                      $ 16,628                  $ 2,754
Net profit/(loss) per share - basic, as reported               $   0.53                  $  0.07
Pro forma net profit/(loss) per share excluding
non-voting
Basic                                                          $   0.51                  $  0.06
Fully Diluted                                                  $   0.44                  $  0.05

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 17 - CAPITAL STOCK (CONTINUED)

For purposes of pro forma disclosures, the estimated fair value of options granted is amortized to expense over a 2 year period. The fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

                            December 31, 2004          December 31, 2003
                            -----------------          -----------------
Dividend yield                         0%                         0%
Expected volatility                  173%                       146%
Risk-free interest rate            2.530%                     2.377%
Expected lives                    2 years                    3 years

NOTE 18 - INCOME TAXES

The Group's operations located in Canada are subject to tax to the extent that income is generated in that country. No tax is expected to be payable for any period up to December 31, 2004 because losses arose on the development activities to the extent that costs for such activities exceeded the recovery received from charging other relevant Group Companies for the services provided. The holding Company's operations in the United Kingdom has losses relating to the costs it incurs consisting primarily of general administrative costs. The US subsidiary has no business activities other than acting as a holding company for a number of group subsidiaries. It had tax losses carried forward at December 31, 2004 subject to confirmation by the US Internal Revenue Service, There were no significant Group expenses disallowable for tax purposes or depreciation charges materially different from available tax allowances on fixed assets. There are substantial tax losses available within the Group. Utilization of these losses is contingent upon agreement with the relevant tax authorities. A deferred tax asset for the benefit of future tax losses has not been included in these financial statements because of the uncertainty of the amount of losses available and when they will be utilized.

The Company's operations located in Antigua, operate under the offshore gaming laws of Antigua and Barbuda and therefore enjoy a 50 year tax holiday, apart from an annual gaming licensing fee of US $85,000 (2003: $75,000).

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 19 - COMMITMENTS AND CONTINGENCIES

COMMITMENTS

At December 31, 2004, the Company has entered into commitments for leases for premises. The future committed payments as at December 31, 2004 are:

                  2005         $ 101
                  2006           106
                  2007           112
                               -----
                               $ 319
                               -----

At December 31, 2004, the Company had employment contracts with its three principal officers. The salary and bonus compensation resulting from these contracts are as follows:

                                                                POTENTIAL BONUS
                                                                (AS A PERCENTAGE
NAME AND PRINCIPAL POSITION  TERM OF THE CONTRACT  BASE SALARY  OF BASE SALARY)
---------------------------  --------------------  -----------  ----------------
      A. Daniel Moran,             ongoing           GBP 132       Up to 50%
      Director & CEO

 David Naismith, Director          ongoing           GBP 108       Up to 50%
           & CFO

 Mark Thompson, Operations        terminated          $130         Up to 30%
         Director               March 31, 2005

James H. Grossman was appointed as a director and Chairman of the Board on April 11, 2003. His annual compensation for such service and up to five hours a month of legal services is GBP 55, plus up to US $2 per month for certain additional legal services.

On April 11, 2003 the company entered into an employment agreement with Mr. Daniel Moran as a Director of the Board and Chief Executive Officer. The agreement provides for an annual salary of GBP 132, an annual housing allowance of $25, in addition to other normal executive employment benefits.

On August 1, 2003 the company entered into an employment agreement with Mr. David Naismith as a Director of the Board and Chief Financial Officer. The agreement provides for an annual salary of GBP 108, an annual housing allowance of $25, in addition to other normal executive employment benefits.

Mr. Mark Thompson was appointed to the position of Operations Director and Managing Director of Starnet Systems on December 1, 2002 on a salary of $130 with an annual housing allowance of $30 and certain other additional benefits. Mark Thompson's employment with the Company was terminated by resignation effective March 31, 2005.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 19 - COMMITMENTS AND CONTINGENCIES (continued)

CONTINGENCIES

On August 6, 1998 Mitchell White commenced an action against Starnet Communications Canada Inc. ("Starnet Canada") for breach of his employment agreement and wrongful termination of him as a Director. Mr. White alleges that as a result of his wrongful termination as an employee and Director, he was not provided with a severance package in lieu of reasonable notice and he did not receive stock options that he would have otherwise received. Mr. White claims that his losses are in excess of $1.5m. The trial of this action is scheduled to begin in Spring, 2005. In February 2004, Starnet Canada commenced a third party claim against a former Director of Starnet International, Mr. Jack Carley. It is alleged that Mr. Carley was responsible for the termination of Mr. White in 1998. Mr. Carley is also Mr. White's father-in-law. Management intends to vigorously contest the claim by Mr. White and, in doing so, pursue its third party claim against Mr. Carley. The likelihood of loss, if any, and the costs associated therewith are not determinable at this time.

In March 2000, Starnet Communications Canada Inc.(" Starnet Canada"), sold substantially all of the assets and undertakings comprising its adult entertainment division to 596773 B.C. Ltd. ("Chisel Media"). The sale price for the assets was $2.3 million, of which $460,000 was paid on March 31, 2000 into an attorney trust account, but subsequently was released to Starnet Canada on April 30, 2000. The balance was to be paid in monthly instalments through July 1, 2003. The deferred portion of the purchase price is secured by a general security agreement in favour of Starnet Canada, and a pledge of the shares of Chisel Media Inc. The monthly instalments referred to above which were to begin July 1, 2000 have not been paid by Chisel Media Inc. and at December 31, 2001, we reserved for the potential of not being able to collect the principal amount from the buyer. Starnet Canada has commenced arbitration proceedings against Chisel Media and in March 2004 we received confirmation that the case would go before an arbitrator. From June 19, 2002 until July 17, 2002, James MacKay, the shareholder of Chisel Media, served as interim CEO and a Director of the Company. Any settlement will be scrutinized by the Board as a related party transaction, and will be subject to the Board's approval as such.

On March 10, 2004, Robert Hiscox commenced action against the Company in the United States District Court, Southern District of New York. Hiscox alleges that the Company breached two consultancy agreements (for 2001 and 2002) by failing to make certain payments due under the agreement. The amount of the claim is $521,103 and 25,002 shares in the Company (plus interests and costs).

The Company has filed a statement of defense alleging, inter alia, that Hiscox did not provide the services he agreed to provide to the Company. The matter is still in the discovery stage.

NOTE 20 - MAJOR CUSTOMERS

Pertinent details of the gross sales to major customers during the year ended December 31, 2004 are as follows:

                                                     GROSS        PERCENT GROSS
                     CUSTOMERS                       SALES           SALES
---------------------------------------------       --------      -------------

Customer A/ Sportingbet Plc, a related party*       $  9,651            59%
Customer B                                             3,264            20%
Customer C                                             1,868            11%
                                                    --------       ----------
                                                    $ 14,783            90%
                                                    --------       ----------
*See Note 3.

                        WORLD GAMING PLC AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     December 31, 2004 and December 31, 2003

NOTE 21 - SUBSEQUENT EVENTS

On March 1, 2005 the Company announced that it had appointed Daniel Stewart & Co. as its nominated advisors in seeking a listing on the Alternative Investment Market ("AIM") of The London Stock Exchange. It further advised that it may seek to raise funds through a private placement at the time of listing on AIM.

Pursuant to the transaction with Sportingbet described at Note 3, consideration of $3,000,000 was received on March 1, 2005. The remaining initial consideration of $4,000,000 is receivable on November 1, 2005.

On March 3, 2005, Mr Jonathon Moss and Mr Michael Cumming were appointed to the Board of Directors of World Gaming PLC with effect March 1, 2005. No changes were made to Mr. Moss' compensation, who was already an employee of the Company as a result of this appointment. Mr Cumming's remuneration is disclosed in the Directors' Report.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           WORLD GAMING PLC


Date: May 23, 2005         By: /s/ A. Daniel Moran
                               ------------------------------------------------
                               A. Daniel Moran
                               Chief Executive Officer (principal executive
                               officer) and Director


Date: May 23, 2005         By: /s/ David Naismith
                               ------------------------------------------------
                               David Naismith
                               Chief Financial Officer (principal accounting and financial officer) and Director


Date: May 23, 2005         By: /s/ Clare Roberts
                               ------------------------------------------------
                               Clare Roberts
                               Director


Date: May 23, 2005         By: /s/ James H. Grossman
                               ------------------------------------------------
                               James H. Grossman
                               Director

                                  EXHIBIT INDEX

Exhibit
No.                                Description
-------                            -----------

4.36     Contract of Employment with Jonathan Moss, dated January 1, 2005

4.37 Software License Agreement between Internet Empire Entertainment Ltd. and Softec Systems Caribbean Inc. dated May 23, 2000

4.38 Internet Empire Entertainment Amendment to Software License Agreement dated November 22, 2004

4.39 License and Services Agreement between Oracle Corporation Canada Inc. and World Gaming PLC dated May 20, 2004

21.1     List of Subsidiaries

23.1     Consent of HJ & Associates, LLC

31.1     Sarbanes-Oxley Act Certification by A. Daniel Moran, CEO

31.2     Sarbanes-Oxley Act Certification by David Naismith, CFO

32.1     Sarbanes-Oxley Act Certification by A. Daniel Moran, CEO

32.2     Sarbanes-Oxley Act Certification by David Naismith, CFO