Form 20-F
period 2005-12-31
WORLD GAMING PLC
filed 2006-07-03
CIK 1126599

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(MARK ONE)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-32793

WORLD GAMING PLC

(Exact Name of Registrant as Specified in Its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)
Minerva House
5 Montague Close
London SE1 9BB
United Kingdom
(Address of Principal Executive Offices)

     Securities registered pursuant to Section 12(b) of the Act: NONE

     Securities registered pursuant to Section 12(g) of the Act: Ordinary Shares, nominal value £0.002 per share, represented by American Depositary Shares evidenced by American Depositary Receipts.

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2005, the Registrant had 55,418,630 ordinary shares issued and outstanding, nominal value £0.002 per share.

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.       ☐ Yes      ☒ No

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.       ☐ Yes      ☒ No

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.
☒    Item 17    ☐   Item 18

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐ Yes    ☒ No

WORLD GAMING PLC

ANNUAL REPORT ON FORM 20-F
For the Fiscal Year Ended December 31, 2005

TABLE OF CONTENTS

Certain Definitions and Conventions		1

Special Note Regarding Forward-Looking Statements		1

PART I		2

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	2

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2

Item 3.	KEY INFORMATION	2
	Selected Financial Data	2
	Risk Factors	4

Item 4.	INFORMATION ON THE COMPANY	13
	History and Development	13
	Our Operations	17
	Restructuring of Operations	18
	Business Strategy	19
	Marketing	19
	Competitive Environment	20
	Intellectual Property	21
	Technology	21
	Products and Services	22
	Gaming Products Under Development	24
	Our Licensees	25
	Organizational Structure	26
	Government Licensing and Regulation and Related Risks	30
	Property, Plants and Equipment	33

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	33
	Change in Fiscal Year	34
	Results of Operations	34
	Operating Results for Fiscal 2005	35
	Operating Results for Fiscal 2004	36
	Liquidity and Capital Resources	38
	Contractual obligations	41
	Payments due by period	41
	Trend Information	42

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
	Directors and Senior Management	42
	Background Information Concerning Directors	42
	Background Information Concerning Senior Management and Certain Key Employees	44
	Compensation	45
	Board Practices	50
	Committees of the Board of Directors	50
	Employees	51
	Share Ownership of Senior Management and Directors	51

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	52
	Major Shareholders	52
	Related Party Transactions	53

Item 8.	FINANCIAL INFORMATION	54
	Consolidated Financial Statements	54
	Legal Proceedings	54
	Dividend Policy	55
	Significant Changes	55

Item 9.	THE OFFER AND LISTING	55
	Nature of Trading Market	55
	Registrar, Transfer Agent and Depositary	57

Item 10.	ADDITIONAL INFORMATION	57
	Memorandum of Association and Articles of Association	57
	Board Action and Powers	58
	Description of Share Capital	60
	Exchange Controls and Other Limitations Affecting Security Holders	67
	Change of Control	67
	Material Contracts	68
	Employment and Consulting Agreements	72
	United Kingdom Tax Consequences	74
	United States Federal Income Tax Consequences	78
	Tax Consequences for U.S. Holders	79
	Tax Consequences for Non-U.S. holders	84
	Taxation of the Company	85
	Documents on Display	85

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	86

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	86

Certain Definitions and Conventions

     In this annual report, references to the “Company”, “Group,” “World Gaming,” “we,” “us” and “our” refer to World Gaming plc and one or more of its operating subsidiaries as the context may require. World Gaming plc and its subsidiary WG International Ltd, are holding companies and they conduct their businesses through their operating subsidiaries. References to “$” and “U.S. dollars” are to United States currency, any references to “£”, “pounds sterling”, “pence” or “p” are to U.K. currency, and any references to “CDN” are references to Canadian currency. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding.

Special Note Regarding Forward-Looking Statements

     We make certain forward looking statements in this Form 20 F within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions (if any), market forces, corporate strategies, contractual commitments, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward looking statements. When words and expressions such as: “believes,” “expects,” “anticipates,” “estimates,” “plans,” “intends,” “objectives,” “goals,” “aims,” “projects,” “forecasts,” “possible,” “seeks,” “may,” “could,” “should,” “might,” “likely,” “enable” or similar words or expressions are used in this Form 20 F, as well as statements containing phrases such as “in our view,” “there can be no assurance,” “although no assurance can be given” or “there is no way to anticipate with certainty,” forward looking statements are being made. These forward looking statements speak as of the date of this Form 20 F.

     The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, but not limited to, the risks and uncertainties referred to under “Item 3. Key Information - Risk Factors,” and elsewhere within this Form 20-F and in other of our filings with the Securities and Exchange Commission.

     We undertake no obligation to publicly update or revise any forward looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward looking statements as an indication of our actual future results.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

Item 3. KEY INFORMATION

Selected Financial Data

     The data below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes relating thereto appearing elsewhere in this annual report, and which have been audited by our independent auditors, HJ & Associates, LLC, as of and for the years ended December 31, 2005, 2004 and 2003, as of and for the eight months ended December 31, 2001 and as of and for the year ended April 30, 2001; and by Baker Tilly, our prior independent auditors, as of and for the year ended December 31, 2002.

     The data below, except for per share information, is in thousands of U.S. dollars.

	For the years ended December 31,
	2005	2004	2003	2002	2001* (unaudited)	Eight months ended December 31, 2001	For the year ended April 30, 2001

Statement of Operations Data:

Net sales	$106,471	$16,288	$17,698	$16,777	$18,175	$12,107	$20,153

Income (loss) from operations	6,340	5,245	2,330	(5,263)	(16,465)	(2,371)	(17,019)

Income (loss) from continuing operations	6,573	17,370	2,958	(5,318)	(16,277)	(2,236)	(16,756)

Income (loss) from operations per share	0.13	0.11	0.05	(0.16)	(0.49)	(0.07)	(0.52)

Income (loss) from continuing operations per share	0.13	0.38	0.07	(0.16)	(0.50)	(0.07)	(0.52)

Basic Income (loss)	0.13	0.38	0.07	(0.16)	(0.50)	(0.07)	(0.52)

Basic Income (loss) per share excluding non-voting	0.17	0.53	0.07	(0.16)	(0.50)	(0.07)	(0.52)

	For the years ended December 31,
	2005	2004	2003	2002	2001* (unaudited)	Eight months ended December 31, 2001	For the year ended April 30, 2001

Weighted average number of shares (in thousands)	55,524	45,981	42,932	34,193	33,442	33,997	32,201

Weighted average number of shares (in thousands) excluding non-voting **	42,018	32,475	42,932	34,193	33,442	33,997	32,201

Diluted earnings per share	$0.09	$0.10	$0.05	$—	$—	$—	$—

Diluted earnings per share excluding non-voting	$0.11	$0.46	$0.05	$—	$—	$—	$—

Cash dividends declared per common share	$—	$—	$—	$—	$—	$—	$—

* In connection with our holding company reorganization on May 17, 2001, we changed our fiscal year end from April 30 to December 31. Although we have included financial information for the year ended April 30, 2001 and eight months ended December 31, 2001, we have also included unaudited financial information for the year ended December 31, 2001 for comparative purposes.

** Earnings per share excluding shares with no voting or economic rights refers to the 13,506,204 shares held by Sportingbet PLC and its affiliates that have been set aside as a result of the transaction with Sportingbet PLC and may be repurchased by us for $1 when we have retained earnings to do so. This transaction had no impact on the earnings per share calculations for periods prior to December 31, 2004. (See Item 4: Sportingbet Transaction and Item 10: Material Contracts).

     Selected balance sheet data as at December 31 and April 30 for the years indicated (in thousands of U.S. dollars):

	As of December 31,
	2005	2004	2003	2002	2001	As of April 30, 2001
Balance Sheet Data:
Total assets	$110,691	$23,379	$12,591	$8,377	$12,181	$20,188
Net assets	57,085	16,028	828	(3,545)	1,686	2,211
Debt obligations	40,000	—	2,944	3,804	1,083	2,784
Capital stock	49,835	23,654	25,992	24,192	24,188	22,394

Risk Factors

     You should carefully consider the following risks in making an investment decision regarding our Company. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our American Depositary Shares and ordinary shares could decline, and you may lose all or part of your investment.

     This annual report and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.

We or our customers may be or become subject to regulation or prohibition of Internet gaming in certain jurisdictions, including the United States, which could have a significant adverse effect on our business.

     We and the licensees of our software products are subject to applicable laws in various jurisdictions. As companies and consumers involved in Internet gaming are located around the globe, including end-users of our product, there is uncertainty regarding exactly which governments may have jurisdiction or authority to regulate or legislate with respect to various aspects of the Internet gaming industry. There is a risk that criminal and civil proceedings could be initiated in various jurisdictions against us or our licensees and such proceedings could involve substantial litigation expense, penalties, fines, diversion of the attention of key executives, injunctions or other prohibitions being invoked against the licensee or us. In addition, as electronic commerce develops further, it may generally be the subject of government regulation including taxation which could impact our financial position. Also, current laws that pre-date or are incompatible with Internet electronic commerce may be enforced in a manner that restricts the electronic commerce market. Any such uncertainty surrounding the regulation of Internet gaming, proceedings or developments could have a material adverse effect on the Company’s business, revenues, operating results and financial condition.

     Over the past few years, authorities in certain jurisdictions, such as the United States, have taken indirect steps to restrict online gaming by seeking to prevent or deter banks, payment processors, media providers and other suppliers from transacting with and providing services to online gaming operators, even though many of these online gaming operators are legally licensed in the jurisdiction in which they operate. The application or enforcement (or threat of enforcement) of restrictive laws or regulations, or a change in sentiment by regulatory authorities or the enactment of new legislation prohibiting or restricting online gaming or services used by online gaming businesses or the taking of certain indirect steps, may severely and adversely impact the business and financial position of online gaming companies such as the Company’s.

     Presently, there are two pieces of proposed legislation being considered in the U.S. House of Representatives (one introduced by Congressman Leach and the other by Congressman Goodlatte), with the likelihood of a third being introduced in the U.S. Senate by U.S. Senator Kyl, as an amendment to other proposed legislation presently being considered or, in the future, as proposed stand-alone legislation. Each of these bills will need, in the ordinary course, to be passed by both Houses of Congress, probably before October 2006 when the 109th Congress is expected to adjourn, ahead of the mid-term 2006 elections. In addition, the proposed bills offer “carve-outs” to certain U.S. domestic groups that undertake U.S. domestic gaming activities and the insertion of such carve-outs by special interests in the past undoubtedly had an impact on the failure of such legislation in the past. Obviously, we will continue to monitor developments closely.

     In November 2004, the World Trade Organisation (“WTO”) held that the U.S. was in violation of its commitments under international trade laws by not allowing operators of Internet Gaming services licensed in Antigua and Barbuda to access U.S. markets. The decision was appealed and the WTO ruled that the U.S. had shown that its laws prohibiting gambling are “necessary to protect public morals or maintain public order” but had failed to demonstrate, in light of its laws in respect of on line gambling on horseracing, that such prohibitions are applied equally to both foreign and domestic providers of on line gambling services for horseracing. Consequently, the WTO recommended that the U.S. bring its laws into conformity with its obligations under international trade rules. Pursuant to the report of the arbitrator circulated in August 2005, the U.S. was given until April 3, 2006 to clarify its policies on Internet gambling and the purported extraterritorial application of its laws. This date has now passed and the U.S. has not taken action to change the U.S. domestic laws that the WTO panel identified as in violation of the U.S.’s General Agreement on Trade in Service (GATS) commitments. It remains to be seen what effect, if any, will result from this inaction on Internet Gambling policy in the U.S.

     In addition to the above risks under United States federal laws, certain states in the U.S. expressly prohibit online gaming and the prosecuting authorities in several states may argue that online gaming is prohibited by their general gambling laws. The legal status of various other federal or state laws that prohibit or could be argued to prohibit online gaming is uncertain. As a result, we face the risk of federal or state enforcement or other action being taken against us, our licensees or our service providers so as to prevent or seriously impede our ability to offer online gaming services in the United States. To date, the position taken by federal and state law enforcement authorities has affected the Company’s business in various ways. Certain U.S. banks, for example, have agreed with state authorities not to participate in the processing of payments for online gaming and others have been unwilling to do so. Further, some media companies have been dissuaded from carrying out advertising for online gaming businesses as a result of actual or threatened action by federal and state prosecution authorities.

     Furthermore, no guarantee can be given that U.S. authorities will not seek to prosecute offshore gaming operators, or companies, which promote them, and no prediction can be given as to the success of any such prosecutions. Any significant restriction on participation in, or marketing or promotion of, online gaming especially in the U.S. would have a significant adverse effect on our business, financial position and future prospects.

     The Gambling Bill was introduced to the English Parliament on October 18, 2004 and was given Royal Assent in April 2005. The process to implement the Gambling Bill has begun with the first licensing applications likely to become available in late 2006, with the first licenses expected to be granted in 2007. The Gambling Commission will have sweeping powers over the industry, and licensed operators will abide by a code of conduct constructed by the Gambling Commission. The commission will also ensure that criminal activity, such as money laundering, is prevented and that players are protected by harm minimization measures.

     As none of our online global gaming operations are currently run out of the UK, the proposed new licensing system will therefore not apply to us based on our current operations. However, should we in the future decide to conduct any operations from the UK, these provisions would become relevant and a remote operating license would be required. (See Item 4: Government Licensing and Regulation and Related Risks).

     With our acquisition of the business assets of one of our then largest licensees (and a gaming operator), there exists a risk that our activities will face greater scrutiny in respect of the regulatory risks contained above.

Our current business is subject to significant seasonality, which could make it difficult to meet our obligations.

     Because of the current mix of our products and services, our revenues from licensees decrease significantly during those periods of the year when United States, or U.S., winter sports, including American professional and college football, are not being played. This substantially reduces our operating cash flow and could make it difficult to meet our commitments. We are addressing this risk through promotion of non-event reliant gaming products such as multi-player poker and additional casino games. However, there is no guarantee that the gaming market in which we operate will continue to respond favorably to these products or whether it will mitigate the seasonal impact due to our high reliance of sports betting bettors.

     We may need additional financing and there is no assurance it can be obtained.

     We currently have sufficient capital to meet our planned development objectives and positive cash flow. Should these development objectives change significantly or current revenue streams decline materially, we may require additional financing. There can be no assurance that any such capital or additional financing will be available on terms acceptable to us, or at all. Any such additional financing, if available, could result in further dilution of the equity interests of existing shareholders as a result of possible further issuance and placement of our ordinary shares.

We have been involved in civil and in the past criminal litigation, which has resulted in significant expenses and other consequences.

     Many of the lawsuits that may have been seriously threatening to our future have now been settled, however, there are some remaining lawsuits to which we are party. If we were to lose these pending lawsuits we could be subject to significant damages, although the aggregate of such damages has been substantially reduced. There can be no assurances that we or our will not be subject to similar lawsuits or government actions in the future. (See Item 8. Legal Proceedings).

We face significant competition and if we are unable to successfully compete we may lose customers, marketing affiliates and licensees.

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

     Internet gaming is a relatively new phenomenon and our success is dependent on the continued popularity of Internet gaming and products such as online poker. We will need to develop other Internet gaming products and services that will continue to attract and retain a broad range of customers. Our competitors are constantly developing innovations in providing online poker and gaming products. As a result, we must continue to invest significant resources in research and development in order to enhance our websites, technology and existing products and services and introduce new high-quality products and services that will appeal to customers. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose customers and marketing affiliates. Our operating results would also suffer if our innovations were not responsive to the needs of our customers or are not appropriately timed with market opportunity or are not effectively brought to market. As gaming technology continues to develop, our competitors may be able to offer games that are, or that are perceived to be, substantially similar to or better than ours. This may force us to compete on bases in addition to quality of gaming products and service and to expend significant resources in order to remain competitive.

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

     Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors (“bugs”) that could cause system failures when introduced. We are also dependent upon search engines, web browsers, Internet service providers (“ISPs”) and online service providers (“OSPs”) to provide Internet users access to our web sites. Our clients may experience difficulties accessing or using our web sites due to system failures or delays unrelated to our systems. We do not carry business interruption insurance to compensate us for these types of losses.

If we are unable to successfully protect our computer systems from online security risks including collusion, computer automated players and other fraud, our business could suffer.

     Despite our implementation of security measures, our network may be vulnerable to unauthorized access, computer viruses, denial of service attacks and other disruptive problems. For example, given the content of our web sites, there is an incentive for “hackers” to penetrate our network security. A party that is able to circumvent security measures could misappropriate proprietary information and, perhaps, most critically, cause interruptions in our operations. ISPs and OSPs have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. We have been in the past and may be required in the future to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. There can be no assurance that any measures implemented will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to clients accessing our web sites, which could have a material adverse effect on our business, results of operations and financial condition.

     We are aware that certain customers seek to increase their gaming returns by collusion and fraud. Collusion between players and the use of sophisticated computer programmes that play poker automatically (‘bots’) are known methods of Internet gaming fraud. We have implemented detection and prevention controls to minimize the opportunities for fraudulent play, but must continually monitor and develop their effectiveness to counter innovative techniques. If we fail to detect collusion, bots and other fraud, we could lose the confidence of our customers, thereby causing our business to suffer. We continuously monitor collusion and bots and regularly close accounts and block access to offenders. If collusion, bots and other forms of fraud are not detected, the affected players may experience increased losses. This could lead to customers becoming dissatisfied with our Group’s sites, which could have a material adverse effect on our business, revenue and financial position.

We and our licensees rely on credit cards for a substantial portion of the deposits by our and their customers.

     Most of our revenues are directly dependent on the amounts of funds deposited by ours or our licensees’ customers. A substantial portion of these deposits are made by credit cards. Many U.S. issuing banks of major credit cards (e.g., Visa and MasterCard) have announced that they may decline authorization to U.S. persons who try to use their credit cards for online gaming.

     Non-U.S. banks processing online gaming transactions can become targets of U.S. criminal proceedings under the Patriot Act. The jurisdiction of the United States, under the Patriot Act, now extends to all non-U.S. banks that have correspondent accounts in the United States. The United States can freeze the non-U.S. bank’s U.S. correspondent account, if that bank is processing U.S. gaming transactions or holding operating funds or the profits of an operator accepting U.S. wagers, because the U.S. Department of Justice currently views all offshore gaming funds as tainted, and all offshore gaming as illegal. This creates a serious disincentive to the banks to process online gaming transactions and may adversely impact our revenues.

     In addition, we are the subject of chargeback’s by our customers. Chargeback’s occur when customers, card issuers or payment processors seek to void credit card or other payment transactions. Chargeback’s are a cost of most retail based businesses and do not relate just to Internet gaming. Cardholders are supposedly able to reverse card transactions only if there has been unauthorized use of the card or the services contracted for have not been provided. In our business, players occasionally seek to reverse their real money losses through chargeback’s. Should the fraudulent activity behind these chargeback’s remain undetected for a period of time, the chargeback’s may have a material impact on our business and revenues. We place great emphasis on control procedures to protect from chargeback’s. We also seek to provide our customers with a variety of alternative payment processing methods to reduce the risk of chargeback’s.

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

We may become the subject of bad publicity from underage or compulsive gambling.

     We recognize that the attraction of Internet gaming to some minors and players for whom gaming activities assume too great a role in their lives poses a challenge to the industry in which we operate. We are committed to market our products to adult participants only and to following responsible gaming best practices and operating procedures at all times.

     There are examples of individuals bringing a class action against a gaming company as a result of their becoming pathological gamblers. Although we would resist any such claim, if any such claim were brought against us, our board of directors or employees, whether successful or not, we may incur considerable legal and other costs, management’s time and resources may be diverted, and the resulting dispute may damage our reputation and brand image and have a material adverse effect on our business, revenue and financial position.

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

     We regard our proprietary software, trade secrets and similar intellectual property as critical to our success. In that context, we rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and other contractual provisions. There is no guarantee that these efforts will be adequate, or that third parties will not infringe upon or misappropriate our proprietary rights. In addition, although we obtain copyright and trademark protection, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our web sites. Since trademark and copyright protections are not “self-enforcing”, future litigation may be necessary to enforce and protect our secrets and other intellectual property rights. We may also be sued for claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Such litigation could result in substantial costs. Any litigation regarding proprietary rights could be costly and divert management’s attention, result in the loss of certain of proprietary rights, require us to seek licenses from third parties and prevent us from selling our services, any one of which could have a material adverse effect on our business, results of operations and financial condition.

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

The trading markets for our shares may be illiquid.

     Potential investors should be aware that the value of shares can go down as well as up. Our ordinary shares represented in the United States by American Depositary Shares are presently quoted on the National Association of Securities Dealers’ (“NASD”) Over-The-Counter Bulletin Board (“OTC Bulletin Board”). This quotation system generally supports companies that do not meet the listing requirements of the NASDAQ SmallCap Market. As a result, investors may find it more difficult to dispose of or to obtain accurate quotations of our shares. A lack of volume in the trading of our shares could impact prices for any shareholder wishing to dispose of such shares. In addition, quotations on the OTC Bulletin Board depend on the willingness of broker-dealers to make a market for the shares. Such quotations have been known to have large spreads between bid and offer prices. There can be no assurance that our shares will continue to be quoted on the OTC Bulletin Board or that there will continue to be a market for such shares.

     With respect to the trading of our ordinary shares on the Alternative Investment Market, or AIM, operated by the London Stock Exchange, investors should be aware that an investment in a share which is traded on AIM may be less realizable and may carry a higher degree of risk than an investment in a share quoted on the Official List of the London Stock Exchange. The price which investors may realize upon the sale of their ordinary share holdings, and when such a realization may occur, may be influenced by a large number of factors, some of which are specific to us such as industry trends and others of which are extraneous such as economic trends. It may be difficult for an investor to sell his or her ordinary shares and he or she may receive less than the amount paid by him or her for them. The ordinary shares may not be suitable for short-term investment.

We may be subject to product liability claims, and we lack product liability insurance.

     We face an inherent risk of exposure to product liability claims in the event that the products we develop and license contain errors, “bugs” or defects. There can be no assurance that we will avoid significant product liability exposure. We do not currently have product liability insurance, and there can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all. Further, there can be no assurance that such insurance, if obtained, will be adequate to cover potential product liability claims, or that a loss of insurance coverage or the assertion of a product liability claim or claims would not materially adversely affect our business, financial condition and results of operations.

You may be subject to both United States and United Kingdom taxes.

     We strongly urge you to consult with your tax advisors concerning the consequences of investing in our ordinary shares. Our ordinary shares represented by American Depositary Shares are traded in the United States, but we are incorporated under the laws of England and Wales. In addition we have shares traded on the AIM of the London Stock Exchange, however these shares have not been and will not be registered under the Securities Act of 1933, or Securities Act, or under the relevant securities laws of any state of the United States or any other jurisdiction. Subject to certain exceptions, such ordinary shares may not be directly or indirectly offered, sold, resold or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S of the Securities Act), or in any country where to do so may contravene local securities laws or regulations. A U.S. holder of our American Depositary Shares will be treated as the owner of the underlying ordinary shares for purposes of U.S. and U.K. tax laws. Therefore, U.S. federal, state and local tax laws and U.K. tax laws may apply to ownership of our American Depositary Shares and the underlying ordinary shares. Tax laws of other jurisdictions may also apply.

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

     We are a foreign private issuer for the purposes of reporting to the SEC, and we are not required under the Securities Exchange Act of 1934 to file quarterly reports after the end of each financial quarter. We are exempt from the SEC rules prescribing the solicitation of proxies and content of annual reports and proxy statements to our shareholders. Additionally, major shareholders and insiders are not required to report their transactions in our equity capital. As a result it may not be possible for you to evaluate our financial performance as often as you could for a non-foreign private issuer SEC reporting company. You may not become aware of trading activities of our insiders and major shareholders, and may generally be less informed in making a reasonable decision on how to vote your shares.

Under English law a vote of the holders of 75% or more of our issued ordinary shares represented at a shareholders meeting is required to approve certain corporate matters.

     Under English law, a vote of 75% or more of our issued ordinary shares represented at a shareholders’ meeting is required to complete certain corporate matters. This supermajority requirement may make it more difficult for shareholders to approve certain transactions even though our board of directors recommends and approves such transactions. (See Item 10. Voting Rights of Ordinary Shares and Shareholder Meeting.)

Certain provisions of our Articles of Association and other contractual restrictions to which we are subject may have the effect of deterring any acquisition or sale of the Company not approved by the board or certain other persons.

     We have a “classified” board of directors because our directors must retire by rotation. This means that (if the retiring directors are willing to continue to act and are approved by the board and offer themselves for re-election) only approximately one-third of our directors are eligible for election each year (in addition to any directors appointed by the board since the last annual general meeting).

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

     The Group may be subject to tax in a number of jurisdictions, including jurisdictions in which the Company’s subsidiaries are incorporated, or have a branch or agency or permanent establishment or office. The Group may also be subject to tax in jurisdictions where any of its servers or Internet Service Providers or computers or customers or licensees are situated or operate from. Most laws relating to taxation in most jurisdictions pre-date or are not drafted with the potential of their applying to cross-jurisdictional Internet businesses. Consequently, there is uncertainty as to the jurisdictions in which the Company’s subsidiaries could be subject to tax, the extent to which they could be so subject to tax, and what their overall tax liability in respect of any income, profit or gain could be. Subsequent to the filing date in some jurisdictions, the Group has completed certain material transactions. There can be no guarantee that these transactions will not give rise to further tax obligations. In late 2004 and early 2005, the Company engaged in certain transactions involving both unrelated entities (including its business venture with Sportingbet) and internal restructuring of various entities within the Group. These transactions resulted in the transfer of assets and liabilities outside the Group and shifted the ownership of assets and business operations among companies within the Group. While the Company has worked with its tax advisors to achieve a favorable tax outcome for these transactions, the tax authorities of various jurisdictions may take a different view resulting in certain material negative consequences for the Company and members of the Group.

Significant adverse U.S. federal tax consequences could arise for U.S. Holders under the passive foreign investment company rules.

     If we are a passive foreign investment company, or PFIC, a U.S. Holder of our American Depositary Shares or ordinary shares could be subject to significant adverse U.S. federal tax consequences. Part or all of our distributions, and gain inherent in our American Depositary Shares or ordinary shares at the time of a disposition thereof, whether or not that disposition is a taxable event, could be subject to a special set of rules. In general, those rules would treat the distributions (whether or not they are dividends paid out of our earnings and profits) and any gain inherent in our shares as being realized ratably over the period the U.S. Holder held, or is treated as having held, the American Depositary Shares or ordinary shares. Income or gain allocable to prior years would be taxable at the highest effective rates in effect in those years, regardless of the rate actually applicable to the U.S. Holder. The income or gain would be treated as ordinary income and could not be offset by any losses available in those years, and the foregoing amount would be subject to an interest charge as if the tax on those amounts were due in the prior years. Stock in a PFIC is generally not eligible for a step-up in basis on the death of a U.S. holder.

     Certain elections can be available to change the tax consequences to U.S. Holders described in the preceding paragraph. One of those elections, the “qualified electing fund”, or QEF, election, however, requires the electing U.S. Holder to include in income each year his share of our ordinary earnings and profits and net capital gain, whether or not distributed to him. However, a QEF election generally is available to U.S. Holders only if we provide certain information to our U.S. Holders, and we provide no assurance that we will make that information available. Another election, a mark-to-market election, requires the electing U.S. Holder to pay U.S. federal income tax as if he sold his American Depositary Shares or ordinary shares at the end of each year, recognizing gains and, subject to limitations, certain losses. However, a mark-to-market election is available only if our American Depositary Shares or ordinary shares are “marketable stock” as specially defined in Treasury regulations. We believe that our American Depositary Shares and ordinary share are not “marketable stock” at this time within the meaning of those Treasury regulations.

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

     Accordingly, U.S. Holders should take into account the risk that they may be subject to the rules described in the second preceding paragraph. You are urged to read the more detailed rules regarding PFICs set forth in the discussion below in Item 10 under the headings “Taxation--United States Federal Income Tax Consequences--Tax Consequences for U.S. Holders--Tax consequences if we are a passive foreign investment company.” In addition, you are strongly urged to consult your tax adviser regarding the risk that our American Depositary Shares and ordinary shares may be treated as stock in a PFIC, whether or not we are a PFIC, the unavailability of various elections regarding the tax treatment of stock in PFICs and the tax consequences to you under the PFIC rules with respect to an investment in our American Depositary Shares or ordinary shares.

Item 4. INFORMATION ON THE COMPANY

History and Development

     World Gaming plc is a public limited company incorporated under the laws of England and Wales, and, as a holding company, we conduct our business through our operating subsidiaries. As a result of a holding company reorganization effected in May 2001, which is described below, we became a successor to the business of LVA Holdings, Inc. (formerly Starnet Communications International, Inc.) which was dissolved with effect on December 28, 2005. We have a number of other subsidiaries, both dormant and operating and these are outlined in Item 4: “Organization Structure”.

     LVA Holdings, Inc., or LVA, was incorporated on June 28, 1996 in the State of Nevada as Creative Sports Marketing Inc., and subsequently its name was changed to Gelato Brats Inc. On February 24, 1997, its name was changed to Starnet Communications International, Inc. In March of 1997, LVA was redomiciled in Delaware and on April 19, 2004 its name was changed to LVA Holdings, Inc.

     On March 25, 1997, LVA entered into a share purchase agreement with Murray Partners (BVI) Inc. (which we also refer to in this annual report as “Murray Partners”), pursuant to which LVA acquired all of the outstanding shares of ESCE Inc. (which we also refer to in this annual report as “ESCE”), a company incorporated in British Columbia. In exchange, Murray Partners received 10,000,000 Class A Common Voting Shares of LVA. Shares held by Murray Partners were subsequently distributed to its constituent members. On March 17, 2000, ESCE sold its business and assets that were not related to the Internet gaming business. On January 1, 2000, LVA transferred its software development business from ESCE to Inphinity Interactive, Inc (which we also refer to in this annual report as “Inphinity”) and its intellectual property comprising the Gaming Software to SSII Limited (which we also refer to in this annual report as “SSII”). The Gaming Software consists of the Company’s full suite of online gaming products and management tools.

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

     Subsequently, all of LVA’s stock was exchanged for shares of WG International Limited, a wholly-owned subsidiary directly owned by the Company. The acquisition by WG International Limited was effected by way of a share for share exchange such that the existing shares held by the Company in WG International Limited were subdivided and re-designated as B shares of £0.002 each. The balance of the authorized share capital was subdivided and re-designated as A shares of £0.002 each, 20,000 of which were issued and allotted to the Company as consideration for the acquisition of LVA’s stock.

     A joint venture agreement (described more fully below) with Sportingbet Plc (which we also refer to in this annual report as “Sportingbet”) was entered into effective October 1, 2004 pursuant to which the Gaming Software was transferred to an equally owned exempt liability partnership with Sportingbet called Bullen Road LP, a Cayman Islands partnership. Initially, SSII was a general partner of the Bullen Road LP holding a 50% as a result of the transaction with Sportingbet. On January 1, 2005 SSII’s interest in Bullen Road LP was transferred to Interactive Systems Inc (which we also refer to in this annual report as “ISI”) a wholly owned Antiguan subsidiary of WG International Limited. At the time of the transaction with Sportingbet, the development business and assets of Inphinity was transferred to a wholly owned Sportingbet subsidiary. The remaining business and assets of Inphinity consisting of administrative functions were transferred to WG Interactive Inc. Since October 1, 2004, the Gaming Software is being jointly developed with Sportingbet. Accordingly, effective January 1, 2005 LVA no longer held an interest in any of our operating subsidiaries and remained dormant. LVA was subsequently dissolved with effect December 28, 2005.

     Effective October 1, 2005 we acquired all of the business and assets of our then largest licensee the SPORTSBETTING.COM group (See Item 4, below: “Acquisition of the SPORTSBETTING.COM group”). All of these assets were acquired by ISI and certain domain names held owned by the SPORTSBETTING.COM group were purchased through a share purchase of DNI Holdings Limited. DNI Holdings Limited is currently a wholly owned subsidiary of World Gaming plc. All of the business activities of the SPORTSBETTING.COM group are now carried out through ISI.

     Through our wholly-owned subsidiaries, we now focus our business on the operation of Internet gaming sites (which we also refer to in this annual report as “Operations” or the “Operating division”). In addition we continue to license and host our software and Internet technologies for gaming applications to licensees (which we also refer to in this annual report as “Licensing” or the “Licensing division”). One of our business strategies is to identify and commercialize leading edge technologies for the online gaming markets.

     On February 11, 2004, we closed two divisions of the business that detracted from our core software development business and had resulted in losses for the Company. These divisions provided a customer service solution and performed transaction processing on behalf of some licensees. The affected licensees now source these functions through another supplier.

     On May 17, 2005, our ordinary shares were admitted to trading on the AIM of the London Stock Exchange. We raised £2,499,000 before costs by private placement of 4,760,000 new ordinary shares at a placement price of 52.5 pence per share. The new ordinary shares issued rank pari passu with the existing ordinary shares including the right to all dividends and distributions declared, made or paid after the date of their issue (See Item 10: “Private Placement on the AIM of the London Stock Exchange – May 2005”).

     On December 12, 2005 as part of the acquisition of the SPORTSBETTING.COM group, we raised £7,000,000 before costs by private placement of 5,600,000 new ordinary shares at a placement price of 125 pence per share. The new ordinary shares issued rank pari passu with the existing ordinary shares including the right to all dividends and distributions declared, made or paid after the date of their issue (See Item 4, below: “Acquisition of the SPORTSBETTING.COM group” and Item 10: “Private Placement on the AIM of the London Stock Exchange – December 2005”).

Acquisition of the SPORTSBETTING.COM group

     On October 25, 2005, we announced that we had entered into a conditional agreement to acquire certain assets of Real Entertainment Ltd. and the entire issued capital of DNI Holdings Ltd. (together the “SPORTSBETTING.COM group”), which was then our largest licensee. The transaction subsequently completed on December 13, 2005.

     The original terms of the acquisition were for a maximum consideration of up to $96 million payable 75 percent in cash and 25 percent in new ordinary shares of the Company. On completion in December, $54 million was paid in cash to the sellers (or vendors) with the outstanding balance depending on the final agreed profit before tax (“PBT”) for the twelve months ending December 31, 2005.

     In March 2006, we agreed with the vendors of the SPORTSBETTING.COM business that the final PBT for the twelve months ended December 31, 2005 was $13.6 million. Under the terms of the acquisition agreement this meant that total consideration of $81.8 million would be payable, or 6 times the PBT for the period. During the period between completion and agreement of the final PBT, we had paid a further $10.8 million into escrow. On agreement of the final PBT we recovered $3.5 million of these escrow funds and $1.2 million was released to the vendors. The remaining $6.1 million remains in escrow subject to warranty covenants and will be released to the vendors on October 1, 2006 subject to no warranties having been breached.

     In addition, on agreement of the PBT, we issued $20.4 million in new ordinary shares of the Company issued at 125 pence to the vendors subject to agreed lock-up arrangements. $2.0 million of these shares remain in escrow subject to the same warranty covenants mentioned above.

     Financing of the cash portion of the purchase consideration was through our existing cash reserves, plus a $40 million loan facility arranged through Barclays PLC (See Item 10: “Loan facilities with Barclays plc”). The term of the loan is 27 months from the drawdown date of December 12, 2005. Repayments are due quarterly throughout the term of the loan. In addition, World Gaming has an unutilized revolving facility with Barclays for $5 million. Further cash for the purpose of the acquisition was raised through the placing of 4.8 million new ordinary shares of the Company raising £6 million for the acquisition before expenses (See Item 10: “Private Placement on the AIM of the London Stock Exchange – December 2005”).

     The acquisition had an effective date of October 1, 2005. The effective date, which is earlier than the completion date is the date from which all of SPORTSBETTING.COM’s revenues and costs accrue to World Gaming. The business was acquired on a cash-free, debt-free basis as at the effective date.

Sportingbet Transaction

     Effective October 1, 2004, joint venture arrangements (which we also refer to in this annual report as the “Joint Venture Arrangements” or “Sportingbet Transaction”) with the Company’s then most significant licensee, representing approximately 80% of the Company’s royalty revenues were entered into between World Gaming and Sportingbet. The principle terms of the arrangements are as follows:

•	The ownership of the intellectual property comprising the Gaming Software was transferred into a new exempt limited partnership, Bullen Road LP, based in the Cayman Islands, which was established under the equal joint ownership of World Gaming and Sportingbet;

•	In consideration of this transfer, Sportingbet agreed to pay a total of $10 million in cash to World Gaming ($3 million was paid on each of October 12, 2004 and March 1, 2005 and the balance of $4 million is payable on or before November 1, 2005). In addition, the economic value of Sportingbet’s then 29.6 percent shareholding in the Company was eliminated by the cancellation of all rights of any value attached to the ordinary shares then held by Sportingbet, and a convertible loan note representing indebtedness of $900,000 owing from World Gaming to Sportingbet was cancelled;

•	Each of World Gaming and Sportingbet has the right to appoint two directors to the four person board of Bullen Road LP which controls the development objectives of Alea Software Ltd, a wholly owned subsidiary of Sportingbet and the developer of the Gaming Software under the Joint Venture Arrangements;

•	During the period of the Joint Venture Arrangements, Sportingbet is responsible for all of Alea’s costs associated with the development and maintenance of the Gaming Software (with a minimum spend of $4.5 million per year in the first 3 years and a minimum of $2.5 million in the fourth year);

•	World Gaming retains the right to determine 30 percent of the development time on the Gaming Software;

•	World Gaming has a worldwide royalty free license allowing it to continue to use and sublicense the Gaming Software. In the event that World Gaming becomes an operator it would pay a 5 percent royalty only on those revenues to Sportingbet;

•	Sportingbet has a worldwide royalty free license to use the Gaming Software. Royalty payments of five percent are due from Sportingbet in the event that they license the Gaming Software to any new licensees;

•	Sportingbet pays its proportion of the hosting costs on the Company’s systems and IT (information technology) services at cost plus 10 percent;

•	The Joint Venture Arrangements may be terminated by World Gaming on three months notice. Except in the event of breach by World Gaming, Sportingbet may not terminate the Joint Venture Arrangements for three years. Thereafter, Sportingbet may terminate on 12 months notice to the Company; and

•	On any termination of the Joint Venture Arrangements, (a) Sportingbet must pay an additional $3 million to World Gaming (which would be retrospectively reduced by the amount of consideration if the Company sells its rights to the Gaming Software within 2 years thereafter); and (b) each of World Gaming and Sportingbet will be granted a perpetual, non-exclusive royalty free license to use, sub-license and assign of all of the then intellectual property rights underlying the improved Gaming Software, and neither party will have the right to any further improvements or developments made by the other party.

     Our corporate office is located at Minerva House, 5 Montague Close, London, England, with operations managed out of our principal business office in Antigua located at the KFH Building, Liat Rd, Coolidge, Antigua West Indies. The telephone number is 1 (268) 480-1650.

Our Operations

     We are an operator of Internet gaming websites and a licensor of Internet gaming software systems. Through various wholly-owned subsidiaries (See Item 4: Organizational Structure below), we operate our gaming websites and license our software products and online gaming management services to independent licensees. In addition, we host all data transmitted on our software at our wholly owned hosting facility in Antigua, West Indies. Our gaming systems have been designed to:

•	offer our customers and those of our licensees a user-friendly interface, high quality interactive experience and a wide selection of gaming options;

•	provide licensees with the tools to potentially generate financial returns, easy site maintenance and limited administration; and

•	protect gaming customers and licensees through our proprietary fully integrated technology.

     Until October 2004, our fully integrated gaming software and systems were developed by our wholly-owned Vancouver-based subsidiary, Inphinity Interactive Inc. and our gaming software was owned by our wholly-owned Antigua-based licensing subsidiary, SSII which licensed the software. Immediately subsequent to the transaction with Sportingbet, SSII held our 50% interest in the Bullen Road Limited Partnership which was then transferred to ISI on January 1, 2005. Bullen Road Limited Partnership owns the Gaming Software effective October 1, 2004.

     Our two revenue streams are:

1.	Operations, representing revenue derived from our wholly-owned internet gaming websites which include www.SPORTSBETTING.COM, www.Racebook.com and www.Win4Real.com; and

2.	Royalties and fees, which include royalties paid by our continuing licensees to utilize our proprietary software as well as fees paid to host licensees’ interactive casinos and sportsbooks on our servers, plus hosting fees charged to Sportingbet for hosting services provided from our wholly-owned hosting infrastructure.

     Our Operations division operates under a gaming license from the Government of Antigua and Barbuda. Similarly, our licensees are required to establish a license under this jurisdiction so that they may operate on our online gaming systems. Our first license sale closed in March 1998, and as of December 31, 2005, we had 12 licensees signed and operating.

     We formerly offered fee-based use of our Electronic Financial Services (which we also refer to in this annual report as “EFS”) Internet transaction system until February 11, 2004 when this division was closed.

     Our current suite of gaming products includes over 17 casino games, a variety of “instant play” games and a complete live sports wagering product line, a horse racing pari-mutuel betting system and a third-party supplied multi-player poker product.

     We are able to customize a new licensee’s interactive casino to reflect their intended market segment.

Restructuring of Operations

     In March 2000, our subsidiary, ESCE Holdings, completed the sale of substantially all of the assets and undertakings outside of our core software development business.

     In January 2001, we terminated the employment of 26 employees at Inphinity’s development office in Vancouver, Canada, in order to reduce expenditure levels and increase operational efficiencies. The employees affected were in the areas of management, administration, operational support and production.

     In April 2001, we restructured our operations in St. John’s, Antigua and Vancouver, Canada to decrease our costs by reducing inefficiencies and eliminating duplicated functions. Reductions in staff were made throughout the organization and included management and administration, sales, marketing, software development, production and operations. A total of 29 staff were terminated, 11 in Antigua and 18 in Canada. The combined cost of the terminations both in January and April of 2001 was $1,536,000.

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

     In October 2004, we entered into Joint Venture Arrangements with Sportingbet, our then largest customer. The arrangements transferred the Gaming Software to a limited partnership owned equally by Sportingbet and ISI (effective January 1, 2005) and transferred the development activities and associated costs to a wholly-owned Sportingbet subsidiary through the term of the arrangement. (See Item 4: Sportingbet Transaction and Item 10: Material Contracts)

     Effective October 1, 2005 we acquired all of the business and assets of our then largest licensee the SPORTSBETTING.COM group (See Item 4: Acqusition of the SPORTSBETTING.COM group). As a result of this acquisition we now offer our Internet gaming services directly to our own database of Internet users in addition to offering these services to licensees who establish then offer our Internet gaming services to their own database of Internet users.

Business Strategy

     We intend to grow our revenues primarily from our newly acquired Operations division in addition to maintaining growth both from existing and new licensees. Both our Operating and Licensing divisions continue to experience strong organic growth. We expect that continued marketing efforts and new products and services will continue to support and maximize future growth opportunities.

     In 2005, we refocused our efforts on licensing the Gaming Software both to additional established Operators and those businesses with existing Internet traffic or databases who are looking to enter the online gaming market through so-called white-label offerings where we generally provide all services except marketing. “Operators” are those businesses in the Internet gaming business that use or may choose to use Gaming Software of, or similar to, that of the Company. These efforts lead to a number of new licensees being launched in the period. Our product and service offerings enable us to provide flexible gaming solutions to a wide variety of Operators.

     We have evolved an operating model which focuses on our core skills and we outsource certain other functions to specialist third parties who can provide high service standards cost effectively. These outsourced services include end user customer service, e-commerce processing for ourselves and certain of our licensees, customer deposits and withdrawals, risk management and fraud monitoring. We have hosting equipment in a secure leased facility in the licensed gaming jurisdiction of Antigua and Barbuda on whose servers all gaming activity takes place. Our board of directors believes that hosting licensee data is critical to maintaining system integrity, enables substantial cost control through maintaining a single site and provides security in the event of default by a licensee.

     In addition, we will continue to examine opportunities which allow us to leverage our existing assets and businesses to further enhance shareholder value. This may include further acquisitions of existing Internet gaming businesses or strategic alliances where it is considered such alliances will add value and profitability.

Marketing

     Our overall marketing efforts are focused on growing our Operating division through targeting end users so that they may begin betting on our websites. These marketing efforts include both online advertising, consisting primarily of banner advertising which creates traffic from another website to one of our websites, and offline advertising such as print and radio advertising. In addition, we further focus our efforts on driving Internet traffic to our websites through brand awareness created by offering free competitions and general information content websites.

     Our marketing strategy for our Licensing division is to build brand awareness of World Gaming and our products and services. We generally achieve this through limited print advertising and attendance at industry trade shows.

     The underlying marketing strategies used for attracting new licensees focuses on creating an awareness that we offer two basic forms of license. Under both of these licensing models we can adapt to an Operator’s specific requirements with a variety of flexible options.

1.	Independent Operator Model. This model is best suited for existing Operators looking to move to a new software platform or those with sufficient operational knowledge wishing to enter the online gaming business. Other than existing Operators, potential licensees attracted to this option would include affiliate marketing websites. The Independent Operator generally manages the majority of the services itself, including end-user customer services and e-commerce (such as transaction processing). Marketing including customer acquisition and retention strategies would be entirely the responsibility of the Independent Operator. Under this model, we generally provide the Gaming Software, hosting services, plus management information systems to establish and monitor the licensees business.

2.	Full Service Model. This model is aimed at non-gaming websites with an existing database of users who are looking for a white label solution. With the Full Service Model, licensees generally have their own high traffic websites and have substantial databases but do not have the skills or resources to run an online gaming operation. Such sites may include large media portals and experienced online brands. These Operators would generally perform marketing and customer acquisition and retention themselves, but outsource the remaining functions of the operation to us.

     Our licensees utilize Internet based marketing activities, such as e-mail broadcasts and affiliate programs, as well as traditional media, such as print in industry publications. In addition to potential licensees, we seek strategic partnerships for content as well as other entertainment and media opportunities.

Competitive Environment

     The competition for our products and services comes from two major sources. These are other Operators of Internet gaming websites in respect of our Operating division and other gaming software companies primarily in respect of our Licensing division. Several of the very largest sports betting Operators have developed their own software, or acquired their software providers, but this option is not usually cost effective for small to mid size Operators.

     The competition faced by our Operating division from other Internet gaming operators is generally characterized through competing for marketing opportunities that are targeting end users. These marketing opportunities are then used to disseminate information about the company’s products and services. Where one website’s products and services are perceived to be inferior to another, then the effectiveness of these marketing opportunities is diminished. Nevertheless, provided the marketing opportunity is successful in targeting end users and effective in its message, it is likely that they will lead to growth opportunities for the operator.

     There are a number of software and service suppliers to the online gaming market. However, we believe that we maintain a differentiated product, primarily because such competitors are generally more product specific and do not offer the full range of products and services that we can provide from a single player account.

     In respect of our Licensing division, our largest competitors for casino and multi-payer poker products – Boss Media, Cryptologic, and Microgaming – do not offer any complementary products such as sportsbook. Because these competitors presently focus on delivering limited products, as opposed to a full suite of products as we do, the competition may offer an equivalent or superior single product compared to ours. However, we believe that we currently have a competitive advantage by offering complementary products with the flexibility to be packaged as an entire product suite.

     Other companies compete in the sportsbook product segment, however they are generally not as focused in U.S. sports betting.

     We also face increased competition from other sportsbooks and casinos. Primarily U.S. facing sportsbooks such as Sportsbook.com and BetonSports, already have an online presence and compete for end-users. This is a direct threat to both our Operating division and our licensees’ businesses.

     We expect to compete directly with all the companies discussed above, as well as other established companies that may enter the industry.

Intellectual Property

     The intellectual property relating to the Gaming Software is owned by Bullen Road LP an exempt limited liability partnership formed in the Cayman Islands of which the Company (through a wholly owned subsidiary) has a 50 percent membership interest and Sportingbet (through a wholly owned subsidiary) has a 50 percent membership interest, pursuant to the Joint Venture Arrangements. World Gaming has an unrestricted license to use, sub-license and assign its rights to the Gaming Software and the intellectual property underlying it for all of its current business operations and all currently anticipated developments of its business operations. Software that is completed and in development is protected through a combination of non-disclosure and non-competition agreements with employees, restricted and controlled use of third party developers, a check in/check out system for code, and copyright law (though no software is registered). (See Item 4: Sportingbet Transaction and Item 10: Material Contracts)

Technology

     High-Speed Network

     Our network is connected to the Internet via dual Fast Ethernet connections. This high performance network infrastructure is intended to ensure reliable and responsive game play for our licensees and their end users/players. Most of the critical system components, such as the game servers and web servers, are distributed across multiple machines, which protect the gaming service from failures due to malfunctioning equipment. The highly scalable nature of the design of our system makes provisioning for additional capacity relatively easy. The network monitoring staff tracks the system at all times to maintain constant awareness of the system’s operating parameters. New equipment is installed when necessary to compensate for increased activity or anticipated peak demands for popular events.

     The Internet connection at our network facility in Antigua is provided by an international service provider and contributes to responsive game play. Each gaming transaction is stored on a database that is replicated for redundancy and backed up daily to prevent data loss.

     Our hardware and software platforms are provided by leading suppliers such as Sun Microsystems and Oracle.

     Security Measures

     We offer four protective security layers of prevention, protection, and response. These components, available 24 hours a day, 7 days a week, 365 days a year consist of:

Software. Our engines are designed to assume that all communication is from “hostile” clients so that only specific message types from a known game client are acknowledged. The software incorporates industry “de facto” security standards such as industry leading firewall protection, 128 bit encryption and SSL. The ‘n-tier’ software architecture has been designed with security at the forefront and is monitored through ‘real-time’ System and Game event monitoring and logging.

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

While no system is 100% secure, we believe that we have the ability to identify attempts and prevent attacks such as Denial of Service and ‘Invasive’ hacks into game payout code or customer information. Specifically, Denial of Service Attacks can be alleviated through our network of close business partnerships with global ISP’s and through utilization of hardware that was acquired in January, 2004 that specifically defuses such attacks. Using a combination of the aforementioned four layers of security i.e. Software, Fraud Detection, Hardware and Vigilance, we offer security protection that reduces the risks that would lead to prolonged periods of irregular game play and access to, and manipulation of, the game code.

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

Any information provided to us is held as strictly confidential, and is used only to support the player’s relationship with us and the licensee.

Products and Services

     Our products and services are offered through our own Internet gaming websites to end users as well as to our licensees so that they may operate their Internet gaming websites.

     Our current software product areas include casino gaming, sportsbook wagering, pari-mutuel wagering, virtual games, multi-player poker and a horse racing product. Virtual games and multi-player poker are provided by third parties.

     Casino

     Our casino games can be categorized into two types of platforms: Java and Windows Download software.

     Our Java games utilize the Java language to provide quick access online games to the licensees’ web sites. The cross-platform nature of Java makes it possible to play these games on all major operating systems, online, with virtually no downloading required. The Java games are optimized for quick browser loading times.

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

     The Sportsbook

     Our Sportsbook product generates revenues based on booking bets that have fixed payouts. These payouts have a commission that provides revenue for the Sportsbook. There are varying commissions that are dependent on a variety of bet offerings. These include: pointspreads, totals, moneylines, prices, straight wagers, parlays, teasers, futures, propositions, buy points, if bets and others. During 2004, a new version of the Sportsbook software was released focusing on enhanced parlay and teaser bet types as well as upgrading functionality for our operations and those of our licensees.

     Virtual Games

     Virtual Games was integrated into our platform and launched in December 2003 on our system featuring two games: Virtual Derby and Super Hi Lo supplied by a third-party provider. Virtual Derby is an interactive fantasy horse racing game that allows bettors to place wagers on a six-horse field. Bettors can research the standings of jockeys, trainers, horses and track conditions before placing a win and/or exacta wagers. Super Hi Lo is card game that allows bettors to wager on various card combinations. Bettors have the opportunity to win big by attempting to place a number of cumulative wagers as part of the same game.

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

     After signing a simulcast distribution agreement with the host raceway, this system links directly to the host track’s pool, enabling instant access to real-time betting lines and the live host pool.

     Poker

     We completed development for integration of a third-party supplied multiplayer poker product in 2004. The addition of poker has increased the attractiveness of our product offerings in the marketplace. Our Operating division launched the poker product in 2004 and this has shown strong growth.

     Horse Racing

     During 2004, we completed development of a new Racing product that offers payout at track odds and enhanced horse betting propositions. This product features major tracks and offers an increase to the current offerings by our licensees through the direct pari-mutuel product described above.

     Partners Program

     Our affiliate program provides a powerful marketing tool by creating an advertising vehicle with no up-front costs. The affiliate program transforms webmasters into a sales force, as webmasters earn a commission on the “sales” they make. Webmasters will earn their commission based on the players that they send through their sites. The webmaster is paid only after the casino has generated revenues from webmaster’s players.

     World Gaming Management Console

     World Gaming Management Console (WGMC) is an integrated application that supports operations management for World Gaming and its licensees, with an initial focus on customer service support. WGMC was launched in March 2003. Customer service agents use WGMC to support customers’ inquiries under a single application model using one technology and security model. WGMC’s expandable framework allows for future releases that can complement other operational areas.

Gaming Products Under Development

     Sportsbook

     The Sportsbook product will continue to receive upgrades throughout the year.

     Casino

     The casino product is currently undergoing a major upgrade which is expected to be completed and launched in the third quarter of 2006. This upgrade is focused on enhancing game play for end users.

     WGMC

     WGMC will continually be upgraded throughout the year to incorporate customer support functionality for new products such as poker. In addition, regular software upgrades focused on customer service functions are planned based on the feedback from our licensees.

     Partners Program

     We have recognized the need to further online marketing efforts with affiliate marketing programs to generate incremental revenues. The Partners Program has been evaluated in this respect, and it was determined to enhance the product to include greater functionality to meet the licensees’ marketing expansion efforts.

Our Online Gaming Operations

     It is anticipated that the majority of our future revenue and earnings growth will continue to come from our newly acquired operating business and further organic or acquisitive growth within our Operating division.

     Our underlying gaming business including the player database is owned and operated by our Antiguan based subsidiary, Interactive Systems Inc. Interactive Systems Inc. holds an Internet gaming license under which it operates its Internet gaming business.

     Our revenues are generated from the net win from a player on our websites as that player uses our Internet gaming software, for example placing a bet on our sportsbook or casino product offering. Where the player wins as a result of a bet placed on one of our product offerings, that players account with us is credited for the amount of the bet plus their winnings. Where the player loses as a result of a bet placed on one of our product offerings, an amount equal to the bet placed is withdrawn from the players account and represents revenue to us.

     The revenue is generally generated through marketing efforts described earlier and these marketing efforts represent a cost to the business. Further costs include those costs associated with processing the deposit and withdrawal of player funds and customer service in respect of maintaining a relationship with the customer. In addition, related finance and administrative functions are required.

Our Licensees

     Our Antigua-based licensing subsidiary, Interactive Systems Inc., licenses the Gaming Software as a fully-integrated systems to prospective licensees. A one-time license fee provides an installed, fully operational system. The licensee’s interactive casino is generally operational within 90-120 days of signing a license agreement. We receive monthly fees and a royalty based on the licensee’s revenues, in exchange for continuing to host and maintain the site. The licensee must obtain a gaming license from the jurisdiction where the gaming servers are located, which currently is Antigua. We modify the new licensee’s interactive casino to reflect its intended market segment. We never modify the random number generator or the game rules and cannot, therefore, affect the odds on games other than the Sportsbook. We also provide continuous support for both software and hardware, 24 hours a day and 7 days a week. We seek a licensee with knowledge of the target market in order to maximize sales potential. Licensees generally establish their marketing efforts from within their target market and are generally expected to be capable of sufficient investment to purchase the software license, apply for the gaming license and invest in marketing.

     Should any licensee become delinquent in payments due to us, we have the technological ability to “shut down” the licensee’s interactive casino(s) remotely. In 2004, the Company set up third-party processing routes for those licensees that choose not to process their own customer deposits and withdrawals. Monthly settlement for these licensees is first paid to ourselves, after which we then deduct our royalty and settle the balance to licensees.

     Revenues from licensees is based on a sliding scale from 25 percent to 10 percent of a licensee’s net revenue (wagers less payouts, less chargebacks (credit card reversals), house bonuses and other compensation). Our primary cost with regard to continuing license income is the cost of upkeep of hosting facilities and direct site operating costs.

     Management emphasizes that the licensees are structured operationally so that a licensee’s prime responsibility, aside from the ownership of the customer data base and the casino web pages, is to market its gaming site to its respective market.

Organizational Structure

     We are a holding company and conduct our operations worldwide through our operating subsidiaries, which are located in various jurisdictions as described below in this annual report.

—— Other than where indicated, solid line denotes 100% ownership interest.

------ Dashed box indicates dormant entities.

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

     World Gaming plc

     World Gaming is incorporated within England and Wales. World Gaming acts as a holding company and does not carry on any operations directly. Its operations are carried out world wide through its operating subsidiaries.

     World Gaming’s share capital comprises ordinary shares, which trade on the AIM. It also has American Depositary Shares quoted on the OTC Bulletin Board.

     WG International Limited

     WG International Limited is incorporated in England and Wales and also does not carry out any operations. The company acts as an intermediate holding company.

     DNI Holdings Limited

     DNI Holdings Limited is incorporated in Antigua and also does not carry out any operations. The company was acquired as part of the SPORTSBETTING.COM transaction. Upon acquisition, the company held the domain names of the SPORTSBETTING.COM business. These domain names were transferred with immediate effect to Interactive Systems Inc. The process for effecting the actual transfer of all of the acquired domain names is ongoing.

     WG Interactive Inc.

     WG Interactive is a company incorporated in British Columbia, Canada on September 14, 2004.

     WG Interactive provides a small administration and support function to the Group from sublet premises in Vancouver.

     Interactive Systems, Inc.

     ISI is a company incorporated in Antigua. It was formed in September 2004.

     ISI carries on the SPORTSBETTING.COM business and licenses customized, fully-integrated Internet gaming systems to independent parties wishing to enter the online gaming industry. It provides a complete range of services that the operator needs in order to launch an online gaming website. ISI also carries out hosting activities on behalf of some of its licensees. It owns equipment and maintains systems in Antigua that host all data that is processed on the software in accordance with its licensees gaming licenses. ISI holds an Internet gaming license issued by the Directorate of Offshore Gaming in Antigua and Barbuda.

     Scorecard Media Limited (formerly World Gaming Europe Limited)

     Scorecard Media Limited is incorporated in England and Wales. It initially was formed to provide the WG Group with a European-based company to market the services of its various subsidiaries, however, it has not been used for this or any other purpose. In March 2006, World Gaming Europe Limited changed its name to Scorecard Media Limited with the intention of setting up a marketing services operation within this entity as a result of the SPORTSBETTING.COM transaction. To date, these services have not been transferred to this entity.

     WG Support Inc.

     WG Support Inc. is incorporated in Antigua. The company is dormant and has never operated.

     TIC, Inc.

     TIC is a company incorporated in Antigua. It was formed in January 2005.

     TIC is part of a planned reorganization of certain entities within the Group, which reorganization was approved in 2004. Under this reorganization, TIC became the holding company of the Company’s dormant entities that are in the process of being dissolved.

     LVA Holdings, Inc.

     LVA is a company incorporated in the state of Nevada and subsequently re-domiciled in the state of Delaware. In April 2004, LVA changed its name from Starnet Communications International, Inc. to LVA Holdings, Inc.

     LVA became a subsidiary of World Gaming through a holding company reorganization completed in May 2001. The reorganization was structured as a merger of LVA with WG Reorganization Sub, Inc. (a wholly owned subsidiary of World Gaming formed for the purposes of the reorganization). The merger was carried out in accordance with the laws of Delaware and following the merger, LVA was the surviving entity and became part of the Group. The reorganization was approved by the shareholders of LVA who exchanged their LVA common stock for ADRs of World Gaming on a one for one basis. Subsequently, all of LVA’s stock was exchanged for shares of WG International Limited, effected by way of a share for share exchange.

     LVA was dissolved in accordance with Delaware law on December 28, 2005 as part of the Company’s reorganization of its dormant subsidiaries approved in 2004.

     SSII Ltd.

     SSII is incorporated in St. John’s, Antigua and is the group’s main operating entity. SSII changed its name from Starnet Systems International, Inc. to SSII Ltd in June, 2004.

     In 2004, the Company migrated licensing activities from SSII to ISI and SSII is now dormant and the Company is in the process of liquidating this entity.

     EFS Caribbean Inc.

     EFS Caribbean Inc., incorporated in Antigua, was dedicated to the electronic transfer of funds and was established in order to facilitate local banking relationships for transaction processing.

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

     World Gaming Services, Inc.

     World Gaming Services, Inc. was incorporated in Antigua.

     World Gaming Services, Inc. ran a full service online gaming operation (www.worldgaming.com) and for this purpose, holds a gaming license from the Antiguan authorities. World Gaming Services, Inc. ceased its online gaming operations in June 2003 due to the then decision by the Company to focus on its core activities of developing Internet gaming software and working closely with its licensees. World Gaming Services, Inc. continued to hold the gaming license for the Company’s subsidiary Antiguan operations until October 2005, when Interactive Systems Inc inherited the SPORTSBETTING.COM license as part of that transaction.

     World Gaming Services, Inc. is currently inactive and is not used for any operations and the Company is in the process of liquidating this entity.

     ESCE Holdings Inc.

     ESCE was incorporated in British Columbia, Canada on May 19, 1995. ESCE was acquired by LVA on March 25, 1997 pursuant to a share purchase from Murray Partners (BVI) Inc. In 2004, ESCE changed its name from Starnet Communications Canada, Inc. to ESCE Holdings Inc.

     On January 1, 2000, ESCE transferred its software development business to Inphinity. On March 17, 2000, ESCE sold substantially all of its assets and undertakings comprising the adult entertainment division of ESCE to Chisel Media Inc.

     ESCE is currently inactive and is not used for any trading activity and the Company is in the process of liquidating this entity.

     Inphinity Interactive Inc.

     Inphinity Interactive Inc. was incorporated in British Columbia, Canada on August 19, 1999.

     Up until the Sportingbet Transaction (See Item 4: Sportingbet Transaction and Item 10: Material Contracts), Inphinity provided certain services to SSII. Its primary focus was to maintain, design, create and develop software products for the interactive gaming industry.

     As part of the Sportingbet Transaction, Inphinity transferred its development business to Alea Software Limited (an affiliate of Sportingbet). Alea now provides development services to SSII through contractual arrangements.

     Inphinity also transferred its remaining assets (consisting of administration staff and assets) to WG Interactive.

     Inphinity is currently inactive and is not used for any trading activity and the Company is in the process of liquidating this entity.

     Bullen Road LP and Gwladys Street Limited

     Bullen Road LP is an exempt limited partnership formed in the Cayman Islands. It is a joint venture between the Company and Sportingbet. Its members are SSII (on behalf of the Company), Internet Opportunity Entertainment Limited, a company incorporated in Antigua and an affiliate of Sportingbet (which we also refer to in this annual report as “IOEL”), and Gwladys Street Limited, a company incorporated in the Cayman Islands (which we also refer to in this annual report as the “General Partner”).

     As required pursuant to Cayman Islands partnership law, the General Partner acts as the general partner of Bullen Road. The General Partner is itself owned in equal shares by SSII and IOEL.

     Bullen Road was formed as part of the Sportingbet Transaction (See Item 4: Sportingbet Transaction and Item 10: Material Contracts) and is the vehicle through which the Company and Sportingbet jointly own the proprietary interest in the Gaming Software. The terms and conditions on which the Company and Sportingbet are to control and run Bullen Road and the General Partner are set out in a Partnership Agreement. (See Item 19: Exhibits). On January 1, 2005, SSII Ltd transferred its interest in the Bullen Road LP to Interactive Systems Inc., a wholly-owned subsidiary of WG International.

Government Licensing and Regulation and Related Risks

     Our subsidiaries have various connections with the online gaming industry. Until October 2004, Inphinity developed interactive gaming software under contract with SSII. Subsequent to this date, such development is carried out through the joint venture arrangements (See Item 4: Sportingbet Transaction and Item 10: Material Contracts) with ISI. ISI owns and operates the Group’s gaming operations and infrastructure and licenses online gaming systems to various licensees and provides hosting services. Our operations and those of our licensees are licensed to operate interactive casinos in the country where their gaming equipment is physically located. Until February 2004, EFS International (Antigua) Inc. and EFS Caribbean Inc. from its offices in Antigua performed various services for our licensees, including financial transaction processing. ISI, from its offices in Antigua, now operates the SPORTSBETTING.COM business and performs various services for the licensees, including, but not limited to, providing licensee support and technical support. The Joint Venture Arrangements provide development support to ISI.

     Our operations and those of our licensees are operated from servers maintained by ISI and located in Antigua.

     A significant debate exists whether the laws of any country other than the country where the computer gaming servers are physically located have jurisdiction over the operations of ISI or those of its licensees. In addition, a significant debate exists whether the laws of any country other than the country where the computer gaming servers are physically located has jurisdiction over the operations of our affiliates, which perform services for the licensees.

     ISI and its licensees each hold a gaming license in the nation of Antigua and Barbuda. Our licensees each have the responsibility to determine from which countries they will accept gaming transactions and ensure that their own gaming license is maintained. Gaming transactions are accepted on servers located in Antigua and are governed by the conditions of those licensees gaming licenses. No gaming transactions are accepted or recorded by any subsidiary of the Company other than those processed on our servers located in Antigua and licensed by the government of Antigua and Barbuda under our subsidiary, ISI.

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

     Several countries and governmental authorities, most notably law enforcement agencies in the United States, believe that the laws of their country restrict, and in some instances prohibit, interactive gaming operators from doing business with residents of their countries and, in some instances, prohibit or restrict residents of their respective countries from doing business with interactive gaming operators located in a foreign country. Specifically the United States federal law (18 U.S.C. § 1084), commonly referred to as the Wire Act, is a federal statute that purports to make it illegal for a betting or wagering business to use a wire communication facility to transmit bets or wagers in interstate or foreign commerce.

     Over the past few years, authorities in certain jurisdictions, such as the United States, have taken indirect steps to restrict online gaming by seeking to prevent or deter banks, payment processors, media providers and other suppliers from transacting with and providing services to online gaming operators, even though many of these online gaming operators are legally licensed in the jurisdiction in which they operate. The application or enforcement (or threat of enforcement) of restrictive laws or regulations, or a change in sentiment by regulatory authorities or the enactment of new legislation prohibiting or restricting online gaming or services used by online gaming businesses or the taking of certain indirect steps, may severely and adversely impact the business and financial position of online gaming companies such as the Company’s.

     Presently, there are two pieces of proposed legislation being considered in the U.S. House of Representatives (one introduced by Congressman Leach and the other by Congressman Goodlatte), with the likelihood of a third being introduced in the U.S. Senate by U.S. Senator Kyl, as an amendment to other proposed legislation presently being considered or, in the future, as proposed stand-alone legislation. Each of these bills will need, in the ordinary course, to be passed by both Houses of Congress, probably before October 2006 when the 109th Congress is expected to adjourn, ahead of the mid-term 2006 elections. In addition, the proposed bills offer “carve- outs” to certain U.S. domestic groups that undertake U.S. domestic gaming activities and the insertion of such carve-outs by special interests in the past undoubtedly had an impact on the failure of such legislation in the past. Obviously, we will continue to monitor developments closely.

     In November 2004, the World Trade Organisation (“WTO”) held that the U.S. was in violation of its commitments under international trade laws by not allowing operators of Internet Gaming services licensed in Antigua and Barbuda to access U.S. markets. The decision was appealed and the WTO ruled that the U.S. had shown that its laws prohibiting gambling are “necessary to protect public morals or maintain public order” but had failed to demonstrate, in light of its laws in respect of on-line gambling on horseracing, that such prohibitions are applied equally to both foreign and domestic providers of on-line gambling services for horseracing. Consequently, the WTO recommended that the U.S. bring its laws into conformity with its obligations under international trade rules. Pursuant to the report of the arbitrator circulated in August 2005, the U.S. was given until 3 April 2006 to clarify its policies on Internet gambling and the purported extraterritorial application of its laws. This date has now passed and the U.S. has not taken action to change the U.S. domestic laws that the WTO panel identified as in violation of the U.S.’s GATS commitments. It remains to be seen what effect, if any, will result from this inaction on Internet Gambling policy in the U.S.

     In addition to the above risks under United States federal laws, certain states in the U.S. expressly prohibit online gaming and the prosecuting authorities in several states may argue that online gaming is prohibited by their general gambling laws. The legal status of various other federal or state laws that prohibit or could be argued to prohibit online gaming is uncertain. As a result, we face the risk of federal or state enforcement or other action being taken against us, our licensees or our service providers so as to prevent or seriously impede our ability to offer online gaming services in the United States. To date, the position taken by federal and state law enforcement authorities has affected the Company’s business in various ways. Certain U.S. banks, for example, have agreed with state authorities not to participate in the processing of payments for online gaming and others have been unwilling to do so. Further, some media companies have been dissuaded from carrying out advertising for online gaming businesses as a result of actual or threatened action by federal and state prosecution authorities.

     Furthermore, no guarantee can be given that U.S. authorities will not seek to prosecute offshore gaming operators, or companies, which promote them, and no prediction can be given as to the success of any such prosecutions. Any significant restriction on participation in, or marketing or promotion of, online gaming especially in the U.S. would have a significant adverse effect on our business, financial position and future prospects.

     With our acquisition of the business assets of one of our then largest licensees (and a gaming operator), there exists a risk that our activities will face greater scrutiny in respect of the regulatory risks contained above.

     If Internet gambling prohibition legislation is introduced and becomes law, it would have an immediate detrimental effect on the industry and would pose a serious threat to our continued operations.

Property, Plants and Equipment

     United Kingdom

     Our registered office operates from Minerva House, 5 Montague Close, London. The Company has no physical assets at this location. Corporate activities are managed from our office in Antigua.

     Antigua

     The operations of ISI are located in 2,500 square feet of commercial space at Jasmine Court located at Friar’s Hill Road, St. Johns, Antigua, at an annual cost of approximately $49,000 plus utilities. The lease expires on May 1, 2009.

     Canada

     WG Interactive sub-leases approximately 2,500 square feet for its administrative activities at 1401 West 8th Avenue, Vancouver, Canada. The sub-lease is from Alea Software (See Item 4: Sportingbet Transaction and Item 10: Material Contracts). The sub-lease expires May 31, 2007 and is terminable on three months written notice to the other party. The annual cost is approximately $50,000.

     Equipment

     During the years ended December 31, 2005, 2004 and 2003, we made capital expenditures of approximately $0.6 million, $1.1 million and $0.4 million, respectively. The expenditures were primarily for computer equipment and related items in order to increase our capacity to process transactions and improve overall system reliability.

Item 4A. UNRESOLVED STAFF COMMENTS

     The Company has received and responded to correspondence from the Division of Corporation Finance of the United States Securities and Exchange Commission in respect of a limited review of the Company’s Form 20-F for fiscal year ended December 31, 2004.

     In respect of the review, the accounting reviewer from the SEC has requested further clarification and suggested certain interpretations of U.S. accounting standards specifically in respect of items disclosed as part of the Sportingbet transaction (See Item 4: Sportingbet Transaction and Item 10: Material Contracts). These remaining interpretations primarily relate to whether the gain on disposal arising from the Company entering into the transaction should be classified as extraordinary or part of continuing business activities and seek further clarification of the 13,506,204 shares that were set aside in the transaction.

     It is the Company’s position that the treatment of both the gain on disposal and the shares that have been set aside is entirely correct according to interpretation of relevant accounting pronouncements.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis in conjunction with “Item 3. Selected Financial Data” and our consolidated financial statements and notes thereto set forth elsewhere in this annual report. In addition to historical information, the following discussion contains certain forward-looking statements that involve known and unknown risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. See “Special Note Regarding Forward-Looking Statements” appearing on page 1 of this annual report. Currency amounts in thousands of U.S. Dollars, unless otherwise specified.

Change in Fiscal Year

     On May 17, 2001, we changed our fiscal year end from April 30 to December 31.

Results of Operations

     World Gaming plc is a holding company incorporated under the laws of England and Wales that, through its subsidiaries and joint venture arrangements, is an Internet gaming operator and developer, licensor and supplier of online gaming products, including casino, sportsbook and pari-mutuel betting.

     Interactive Systems Inc., a wholly-owned subsidiary of the Company incorporated and operating out of Antigua, operates and licenses gaming software to third parties for an initial licensing fee and monthly royalties. In addition, Interactive Systems Inc. provides hosting and other systems administrative services to its licensees. Effective October 1, 2005, the Company, through acquisition, became an Internet gaming operator offering Internet gaming services including casino, sportsbook and pari-mutuel betting direct to its wholly owned database of customers (See Item 4: “Acquisition of the SPORTSBETTING.COM group”). WG Interactive Inc., a wholly-owned subsidiary of the Company, incorporated and operating out of British Columbia, Canada, provides further administrative services on behalf of Interactive Systems Inc. such as development support.

     The following tables set out selected consolidated information from our statements of operations for the twelve months ended December 31, 2005, 2004 and 2003 and the balance sheets as at December 31, 2005, 2004 and 2003:

     Selected Statement of Operations Information

	For the years ended December 31,
	2005	2004	2003
Net sales	$106,471	$16,288	$17,698
Gross margins	14,414	14,417	15,548
Operating expenses incl. interest	8,074	9,172	13,218
Profit/(loss) from operations	6,340	5,245	2,330
Net profit/(loss)	6,573	17,370	2,958

     Selected Balance Sheet Information

	As at December 31,
	2005	2004	2003
Working Capital	$(6,477)	$14,866	$(126)
Total Assets	110,691	23,379	12,591
Long term debt	40,000	—	2,944
Accumulated surplus / (deficit)	220	(6,353)	(23,723)
Total shareholder’s equity	57,085	16,028	828

Operating Results for Fiscal 2005

     Total revenues the twelve months ended December 31, 2005 increased $90,183 to $106,471 compared to $16,288 for the same period last year. The increase in total revenues is wholly attributable to the Sportsbetting.com Transaction effective October 1, 2005 where the Company acquired all of the business and assets of its then largest licensee whose leading brand is SPORTSBETTING.COM. (See Item 4: “Acquisition of the SPORTSBETTING.COM group”).

The Company maintains two key revenue streams:

1.	Royalties and fees (including hosting fees) which include royalties charged to the Company’s continuing licensees plus hosting fees charged to Sportingbet PLC (“Sportingbet”) for hosting services provided from the Company’s wholly owned hosting facility (See “Sportingbet Transaction” below); and

2.	Operations, representing revenue derived from its owned Internet gaming sites acquired through the Sportsbetting.com Transaction.

     Both the Sportsbetting.com Transaction, effective October 1, 2005 and the joint venture transaction with Sportingbet, effective October 1, 2004 have materially changed the composition of revenue streams in the current and comparative periods. Primarily, the Sportsbetting.com Transaction has added a new revenue stream for the fourth quarter and future periods through operations. In addition, royalty revenue from the SPORTSBETTING.COM group is eliminated in the fourth quarter of 2005 and future periods as a result its acquisition by the Company. The transaction with Sportingbet, effective October 1, 2004 and described below as the “Sportingbet Transaction,” eliminated royalty revenue from that date in return for certain consideration and other arrangements.

     For the twelve months ended December 31, 2005 royalty and fee revenue declined by 42.7% or $6,692 to $8,958. Of this decline in royalty and fee revenue, $716 was attributable to no longer receiving royalties from the SPORTSBETTING.COM group as a result of its acquisition by the Company and $7,510 was the full year effect for comparative purposes, of no longer receiving royalties from Sportingbet as a result of the Sportingbet Transaction. This decline was partially offset by increases of $896 to $3,234 derived from new and continuing licensees.

     Revenue from operations, representing gross sports and horse racing wagers and net casino and poker win for the year ended December 31, 2005 was $97,513 from the Operating division compared to $nil for the same periods last year. (“Net win” refers to the difference between the amount wagered (bet placed) by a customer and the amount paid back to (won by) the customer.) For comparative purposes and prior to the Group owning the SPORTSBETTING.COM group, the underlying growth in the Operating division 50.8% or $79,387 for the twelve months ended December 31, 2005.

     For the twelve months ended December 31, 2005, gross profit decreased by $3 to $14,414 from $14,417 in the same 12 month period last year. The change is entirely due to no longer receiving royalties from Sportingbet, mitigated by including gross profit of the Operating division as explained above. For comparative purposes and prior to the Group owning the SPORTSBETTING.COM group, the underlying gross profit contribution from the Operating division for the year ended December 31, 2005 was $27,064 after deducting $1,954 in customer bonuses and jackpot transfers, representing a 55.1% increase in gross profit for the SPORTSBETTING.COM group for the 12 month period.

     For the twelve months ended December 31, 2005 gross margin percentage was 13.5% compared to 88.5% for the same period last year. The decrease resulted from a significant change in revenue mix as a result of the SPORTSBETTING.COM Transaction. For comparative purposes, the underlying gross margin percentage for the Operating division for the quarter ended December 31, 2005 was 8.5% compared to 10.1% for the quarter ended December 31, 2004. The lower gross margin percentage in the quarter is attributable to lower than expected win margins on sports in the quarter. The underlying comparative and prior to the Group owning the SPORTSBETTING.COM group, the Operating division gross margin percentage for the 12 months ended December 31, 2005 was 11.5% compared to 11.2% for the 12 months ended December 31, 2004.

     Operating expenses including depreciation in the twelve months to December 31, 2005 decreased 12% to $8,074 compared to $9,172 for the same period last year, primarily as a result of including the cost base of the Operating division in the fourth quarter of 2005 offset by the Company no longer paying for development costs as a result of the Sportingbet Transaction.

     For the twelve months ended December 31, 2005, net income from operations increased by $1,095 to $6,340 compared to net income from operations of $5,245 for the same period last year.

     Other income and expenses including amortization for the twelve months ended December 31, 2005, increased $295 to $233, representing increases in loan cost amortization, interest income and interest expense.

     Net comprehensive income for the twelve months ended December 31, 2005 decreased by $11,102 to $6,436 compared to $17,538 for the same period last year. The decrease in net income is entirely attributable to the extraordinary gain relating to the Sportingbet Transaction included in the twelve months ended December 31, 2004. Participating ordinary shares include those shares that have voting and economic rights and exclude those shares held by Sportingbet in accordance with the Sportingbet Transaction effective October 1, 2004 described below.

     Basic earnings per share before loan cost amortization and exceptional items per participating ordinary share for the year ended December 31, 2005 was 16.8 cents (16.8 cents after loan cost amortization and exceptional items) compared to 15.9 cents (53.4 cents after amortization and exceptional items) in the twelve months ended December 31, 2004. Participating ordinary shares include those shares that have voting and economic rights and exclude those shares held by Sportingbet in accordance with the Sportingbet Transaction effective October 1, 2004.

     On a fully diluted basis earnings per share before loan cost amortization and exceptional items per participating ordinary share for the year ended December 31, 2005 was 11.4 cents (11.4 cents after loan cost amortization and exceptional items) compared to 13.9 cents (46.5 cents after amortisation and exceptional items) in 2004.

Operating Results for Fiscal 2004

     Total revenues for the year ended December 31, 2004 decreased by 8.0% or $1,410 to $16,288 compared to $17,698 for the same period in the twelve months ended December 31, 2003. Net income from operations for the year ended December 31, 2004 was $5,245 or $0.11 per participating ordinary share compared to net income of $2,330 or $0.07 per participating ordinary share in the twelve months ended December 31, 2003. Participating ordinary shares include those shares that have voting and economic rights and exclude those shares held by Sportingbet in accordance with the transaction effective October 1, 2004 (See Item 4: Sportingbet Transaction and Item 10: Material Contracts).

     In 2004, revenue consists of the following elements:

•	Royalty income from our licensees for utilization of our proprietary software and hosting facilities, charged as a percentage of those licensees’ net win;

•	Fee income, representing amounts charged to certain licensees for management of transaction processing activity;

•	Development and Web Page design fees, representing certain amounts charged to licensees for unique development projects; and

•	License fee revenue, representing upfront costs of purchasing a license to utilize our proprietary software.

     Net income for the year ended December 31, 2004 increased by 487.2% or $14,412 to $17,370 compared to $2,958 for the same period in 2003. The significant increase in net income from the twelve months ended December 31, 2003 relates to an extraordinary gain on disposal of assets attributable to the Sportingbet transaction of $12,187 (2003: $Nil) described below.

     Royalty revenue from software licensing decreased 4.0% or $629 to $15,227 for the year ended December 31, 2004 compared to $15,856 for the same period in 2003. The decrease is as a result of the transaction with Sportingbet where, effective October 1, 2004, we no longer received royalty revenues from this customer. For comparative purposes, revenue from continuing licensees excluding Sportingbet grew 41% to $5,574 for the year ended December 31, 2004 when compared to the year ended December 31, 2003.

     In February 2004, we closed our transaction processing and customer service divisions migrating licensees that utilized these services to a third party supplier. For comparative purposes, $1,765 of transaction processing fee revenue was included in total revenues for the year ended December 31, 2003 compared to $423 in the year ended December 31, 2004. Direct costs associated with this division exceeded fee revenue in every quarter up to the date of its closure.

     Despite the exclusion of transaction processing fee income since February 2004, revenues continued to grow due to increases in total wagering volume experienced by licensees. For the twelve months ended December 31, 2004, gross wagering volumes increased 63% to $6.2 billion when compared to $3.8 billion in the prior year. Growth in wagering volume from continuing licensees, excluding Sportingbet, was 73%. Management believes that the growth in wagering volume was attributable to both a continued expansion of the market for Internet gaming. In addition, the growth was partially attributable to increased reliability of our product suite as a result of infrastructure and support services upgrades. Overall net win experienced by licensees exceeded last year. Consequently, continuing licensees’ revenues representing a total of 10 licensees at December 31, 2004 increased 58% over the prior year.

     The gross margin for the year ended December 31, 2004 was 88.5% compared to 87.9% for the same period in 2003. The increase resulted from a more profitable revenue mix due to the closure of the transaction processing division in February 2004 and the recovery of hosting fees attributable to Sportingbet for continuing to host their data on our servers in Antigua. Effective October 1, 2004, Sportingbet commenced paying us for its usage of our hosting facility. The payment is on a cost plus 10% basis and amounted to revenue of $621 in the year ended December 31, 2004 compared to $nil for the year ended December 31, 2003.

     Operating expenses including depreciation decreased 30.6% to $9,172 during the year ended December 31, 2004 compared to $13,218 for the year ended December 31, 2003. The decrease occurred primarily due to the following:

•	The removal of development costs effective October 1, 2004 as a result of the transaction with Sportingbet. These costs were approximately $1,100 per quarter;

•	Depreciation charges declined $513 or 26.5% when compared to the same period last year; and

•	An 18.8% reduction in other corporate overhead or a reduction of $1,914, when compared to the same period last year.

Liquidity and Capital Resources

     At December 31, 2005, we had $7,605 in cash and cash equivalents compared to $7,944 at December 31, 2004. The decrease in the twelve months was primarily due to net payments made in respect of the acquisition of the SPORTSBETTING.COM group. These payments are described further in cash flows from investing and financing activities below.

     Working capital at December 31, 2005 declined to a deficit of $6,447 from a surplus of $14,866 at December 31, 2004. The deficit has arisen due to the short term loan facilities introduced in the fourth quarter of 2005 to fund our acquisition of the SPORTSBETTING.COM group.

     Consistent with our accounting policies, reserves and deposits held by credit card processors on behalf of our licensees were written off the Company’s balance sheet in the first quarter of 2005. At December 31, 2004, we held as a receivable from transaction processors of $2,234. These amounts relate to reserves and other deposits that were receivable on behalf of the Company’s licensees up to the date of closure of its transaction processing division in February 2004. These funds are held on behalf of licensees and accordingly the associated payable to the licensees in the same amount has also been written off.

     Customer deposits of $5,438 as at December 31, 2005 represent customer accounts in respect of the Operating division held by a third party. An equal balance is held under current liabilities representing the liability due to the customer.

     Accounts receivable decreased by $275 from $4,438 at December 31, 2004 to $4,163 at December 31, 2005. The accounts receivable balance primarily consists of amounts due to us in respect of deposits processed on behalf of the Operating division and our licensees during December 2005. The Company’s policy is to collect all funds processed in the previous month within 30 days of month-end of the preceding month. Where applicable, we then collect our royalties from these funds before distributing to the respective licensees. Royalties due from operating licensees who maintain their own transaction processing function are usually collected within 30 days after the date of invoicing those licensees. Prior to closure of the transaction processing division in February 2004, such amounts would have been disclosed as amounts due from processors.

     Consideration recoverable of $3,481 as at December 31, 2005 relates to cash payments made into an escrow account in accordance with the terms of the Sportsbetting.com Transaction. Upon agreement of the final 2005 profit before tax of the SPORTSBETTING.COM group, any overpayments are recoverable at this time. The full balance was recovered in March 2006.

     Consideration receivable of $7,000 as at December 31, 2004 represented remaining cash consideration payments due from Sportingbet in respect of the Sportingbet Transaction which took effect October 1, 2004. These payments were received as $3,000 on March 1, 2005 and the balance of $4,000 was received on November 2, 2005.

     Prepaid expenses and deposits increased by $645 to $989 at December 31, 2005 compared to $344 at December 31, 2004. The increase is primarily due to prepaid marketing expenditure for the Operating division. It is common that the majority of marketing spent for the Operating division is prepaid, prior to delivery of marketing services.

     Deferred loan costs of $483 at December 31, 2005 relate to the current portion of loan costs attributable to the loan facilities drawn down on completion of the Sportsbetting.com Transaction. These amounts are being written off over the term of the loan. Deferred loan costs of $604 relate to deferred costs attributable to periods beyond 12 months from the current balance date.

     Goodwill of $86,697 represents acquired goodwill as a result of the Sportsbetting.com Transaction.

     Accounts payable and accrued liabilities balances decreased by $3,450 to $3,630 in the year ended December 31, 2005 compared to $7,080 at December 31, 2004. The reduction relates primarily to the write-off of balances attributable to reserves and deposits described above of $2,234. In addition, amounts managed for jackpot balances of $567 at December 31, 2005 are included in the balance together with general accounts payable. Jackpot balances are amounts held on behalf of the Operating division and some of the Company’s licensees for its gaming products utilized on their websites.

     Bank loans of $15,000 at December 31, 2005 represent the current portion of loans payable that were drawn down in December 2005. The total bank loan facilities including $25,000 attributable to periods beyond 12 months from the current balance date are repayable over 27 months commencing December 2005.

     Consideration payable of $3,600 at December 31, 2005 relates to the final installment of consideration payable into escrow in respect of the Sportsbetting.com Transaction. The amount was paid on January 7, 2006.

     Net cash provided by operating activities for the twelve months ended December 31, 2005 was $5,394 compared to $6,477 for the same period last year. The decrease is primarily due to higher net income from operations in the twelve months ended December 31, 2005 when compared to the same period last year offset by working capital movements. The increase in net income primarily relates to the inclusion of the Operating division effective October 1, 2005.

     Net cash used by investing activities for the twelve months ended December 31, 2005 was $58,846 compared to $1,867 provided by investing activities for the same period last year. This increase is primarily represented by the cash outflows in respect of the acquisition of the SPORTSBETTING.COM group.

     Net cash provided by financing activities for the year ended December 31, 2005 was $53,250 compared to ($3,081) used for financing activities for the same period last year. Cash provided by financing activities was primarily from the issuance of ordinary shares in respect of the bank loan and the placing of shares in respect of the Sportsbetting.com Transaction and the placing of shares in respect of the Company’s initial admission to AIM market of the London Stock Exchange plc in May 2005.

Recent accounting pronouncements

     In December 2004, the FASB issued SFAS No.153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”. The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. The Board believes that exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the Board believes this Statement produces financial reporting that more faithfully represents the economics of the transactions. The Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this Statement shall be applied prospectively. The Company has evaluated the impact of the adoption of SFAS 153, and does not believe the impact will be significant to the Company’s overall results of operations or financial position.

     In December 2004, the FASB issued SFAS No.123 (revised 2004), "Share-Based Payment". Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. The Company adopted Statement 123(R) in January of 2006.

     In December 2004, the Financial Accounting Standards Board issued two FASB Staff Positions - FSP FAS 109-1, Application of FASB Statement 109 “Accounting for Income Taxes” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, and FSP FAS 109-2 Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. Neither of these affected the Company as it does not participate in the related activities.

     In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff’s views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. The Company adopted SFAS 123(R) effective January 1, 2006.

     In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company will adopt FIN 47 beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its consolidated financial position or results of operations or cash flows.

     In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections.” This new standard replaces APB Opinion No. 20, “Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements,” and represents another step in the FASB’s goal to converge its standards with those issued by the IASB. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. The Company has evaluated the impact of the adoption of Statement 154 and does not believe the impact will be significant to the Company’s overall results of operations or financial position.

     In February of 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which is intended to simplify the accounting and improve the financial reporting of certain hybrid financial instruments (i.e., derivatives embedded in other financial instruments). The statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125.” SFAS No. 155 is effective for all financial instruments issued or acquired after the beginning of an entity’s first fiscal year that begins after September 15, 2006.. The Company is currently evaluating the impact SFAS No. 155 will have on its consolidated financial statements, if any.

Contractual obligations

     At December 31, 2005, the Company had the following contractual obligations:

	Payments due by period
Contractual obligations	Total	less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Long-term debt obligations	$40,000	$15,000	$25,000	$—	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	195	55	140	—	—
Total	$40,195	$15,055	$25,140	$—	$—

Trend Information

     We have not identified any changes in trends in our operations since the end of the financial period ended December 31, 2005.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     The names, positions and ages of our directors and senior management as of May 31, 2006 are as follows:

Name	Age	Position	Date(s) Appointed
James H. Grossman	66	Chairman of the Board and Director	April 11, 2003

A. Daniel Moran	38	Director and Chief Executive Officer	April 11, 2003

David Naismith	32	Director and Chief Financial Officer	August 1, 2003

Jonathan Moss	52	Sales and Marketing Director	January 1, 2005, appointed to the board of directors March 1, 2005.

Clare Roberts	57	Non-employee director	October 18, 2000

Michael Cumming	65	Non-employee director	March 1, 2005

     See Item 10 – Additional Information – Board Action and Powers for a discussion on the terms and conditions underlying the appointment to the board of directors.

Background Information Concerning Directors

     James H. Grossman, Chairman of the Board and Director

     James H. Grossman, who became our Chairman of the Board and a member of our board of directors on April 11, 2003, is an attorney with experience in the international business, corporate, and venture capital areas and has an active international commercial arbitration practice. Mr. Grossman was of counsel to Reed Smith Crosby Heafey in San Francisco, California and predecessor entities from January 2000 until August 2003. From 1995 to 1999, he practiced law as a sole practitioner and also acted as a business consultant.

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

     A. Daniel Moran, Director and Chief Executive Officer

     Daniel Moran, who became our Chief Executive Officer and a member of our board of directors on April 11, 2003, has over 15 years of international business experience, primarily in the technology and Internet sectors. Most recently, he was the Managing Director for Sportingbet Australia, where his duties included strategic planning and automation of the business process, overseeing operations, regulatory compliance, government relations and the management of a 50-person staff.

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

     David Naismith, Director and Chief Financial Officer

     David Naismith has served as our Chief Financial Officer and a member of our board of directors since August 1, 2003. Mr. Naismith is a qualified chartered accountant with several years experience in Internet gaming, most recently holding a senior finance role with Sportingbet. Prior to this, Mr. Naismith held regional finance directorships at Sportingbet before assuming responsibility for these finance divisions globally based in London. Having qualified as a chartered accountant in audit with BDO, Mr. Naismith progressed to transaction support predominately for international media groups, many of whom have U.S. based parents, working in both Australia, London and within Europe.

     Mr. Naismith’s experience in the online gaming industry includes capital raising, acquisitions and global merchant processing in several locations including Costa Rica, United Kingdom, Austria and Australia. Mr. Naismith holds a Bachelor of Commerce in finance from Bond University in Australia and is a member of the Institute of Chartered Accountants, where he was ranked in the top 5 percent of candidates. Information regarding retirement of directors is disclosed in Item 10: Additional Information.

     Jonathan Moss, Sales and Marketing Director

     Jonathan Moss has served as our Sales and Marketing Director since January 1, 2005. Mr. Moss has eight years senior management experience in the online gaming sector. Immediately prior to his appointment with us, he held the position of Business Development Director at WagerLogic Limited, the licensing and services subsidiary of CryptoLogic Inc., one of the industry’s leading online gaming software providers. Mr. Moss dealt with brand-name clients to CryptoLogic’s casino and poker solutions including Betfair, Littlewoods Gaming, The Ritz Club of London and ukbetting PLC.

     Mr. Moss has also played a key role in industry lobbying efforts related to the forthcoming UK Gambling Bill and is an experienced speaker at international e online gaming conferences. Prior to joining WagerLogic, Mr. Moss was the principal of a leading industry consulting group and a director at Access Systems, who brought the world’s first regulated internet casino, Lasseters.com, to market in 1999.

     Mr. Moss’ previous international business experience includes international careers with Unisys and Motorola, heading computer and telecommunications business units in Australia and the United States. Mr. Moss holds a BSc Honours Degree in Economics and Psychology from Loughbourogh University and a Postgraduate Degree in Education from York University.

     Clare Kamau Roberts, Non-employee director

     Clare Roberts has served as a member of our board of directors since October 18, 2000 and was Chairman of the board from November 20, 2002 to April 11, 2003. He is a former Attorney General and Minister of Justice and Legal Affairs of Antigua and Barbuda from 1994 to 1997.

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

     Michael Cumming, Non-employee director

     Michael Cumming has served a member of our board of directors since March 1, 2006. Mr. Cumming has over 35 years of experience in the field of Private Equity. Prior to his retirement in 1996 he was for 14 years the Managing Director of Barclays Private Equity which he expanded from a London base into a company with nine offices worldwide.

     Mr. Cumming is currently Chairman of Mercia Fund Management, Matrix Venture Fund VCT PLC, Private & Commercial Finance Group PLC and UK Smaller Companies Tracker Trust PLC. He is also a non-employee director of Graphite Enterprise Trust PLC and Forelle Estates Holdings Limited. He has degrees from Royal School of Mines, Imperial College, London and the Stanford Graduate School of Business Administration, Palo Alto, California. Information regarding retirement of directors is disclosed in Item 10: Additional Information.

Background Information Concerning Senior Management and Certain Key Employees

     Paul Botelho, Director of Product Development

     Paul Botelho joined us in 1999 and is responsible for overseeing product development of our software. Mr. Botelho has over 12 years of marketing and product development experience in the gaming and packaged goods industries. He began his career with the British Columbia Lottery Corporation (BCLC) where he was responsible for mass marketing, brand management and the development of the BCLC’s first Internet presence.

     Mr. Botelho holds a Bachelor of Applied Science from Simon Fraser University and is a member of the American Marketing Association and the Canadian Marketing Association.

     Andrew Cochran, Director of Information Technology

     Andrew Cochran joined us in September 2001 and has been in the information technology (IT) field since 1993. Mr Cochran has expertise in designing and managing large scale enterprise networks and systems. As Director of Information Technology, he architects and manages all of our gaming systems and networks for us.

     Prior to joining, us Mr. Cochran has held many lead roles in the telecommunications industry. At Bell Canada he was responsible for the design and operation of Bell’s Sympatico and Advanced Business Internet infrastructure. In Bermuda, he helped Logic Communications establish an island wide DSL service. Previous to these positions he was an independent consultant offering engineer services to a variety of organizations.

Compensation

     Compensation of Non-Employee Board Members

     We have entered into agreements with our three non-employee directors as follows: Messrs. Grossman, Roberts and Cumming each receive an annual fee of £21,600 per year for acting in their capacity of non-employee directors.

     James H. Grossman has served as a Director and Chairman of the Board since April 11, 2003. Effective December 15, 2005 his annual fees for serving as a director are £21,600. Mr. Grossman receives annual remuneration in respect of his services as the Group’s Chairman of £107,000. In addition, Mr. Grossman receives an annual housing allowance and certain other additional benefits where he is required to be relocated. The Company on June 4, 2003 authorized the issuance of options to purchase 150,000 ordinary shares all of which vested only on April 11, 2004 and options to purchase 300,000 ordinary shares all of which were to vest on April 11, 2005. The Company on July 1, 2004 authorized the issuance of options to purchase 500,000 ordinary shares all of which were to vest on April 11, 2006. In accordance with Mr Grossman's contract a deemed change of control took place on the completion of the contract with Sportingbet Plc, effective  October 1, 2004. In accordance with the change of control provisions, all options grants prior to October 1, 2004 vested immediately. The Company on January 3, 2005 authorized the issuance of options to purchase 500,000 ordinary shares all of which vest only on January 3, 2007. Mr. Grossman is entitled under the terms of his service agreement to a deferred bonus of 75% of the total bonuses receivable by him over three years of service with the Company payable on his third anniversary. Mr. Grossman received his entitlement to this deferred bonus in April 2006.

     Clare Roberts has served as a member of our board of directors from October 18, 2000. Effective January 1, 2005 his annual compensation for such service is £21,600. Mr. Roberts has been granted options, of which 100,000 are exercisable and fully vested at an exercise price of $2.13 and 50,000 are exercisable and fully vested at an exercise price of $1.44. In August 2003, Mr. Roberts relinquished options to purchase 200,000 shares at an exercise price of $0.31 granted in July 2001, all of which were vested, as these options were granted below market value and therefore in breach of the current Option Committee policy. As consideration for this relinquishment, he was granted options at the then market price of $0.15 to purchase 200,000 shares of which 100,000 were fully vested at the time of the grant and the remaining 100,000 vested in August 2005. The Company on July 1, 2004 authorized the issuance of options to purchase 100,000 ordinary shares all of which vest only on October 18, 2006. The Company on January 3, 2005 authorized the issuance of options to purchase 25,000 ordinary shares all of which vest only on January 3, 2007.

     Michael Cumming was appointed to the board of directors as a non-employee director effective March 1, 2005. His annual compensation is £21,600. On March 1, 2005 Mr. Cumming was granted options to purchase 100,000 ordinary shares all of which vest only on March 1, 2007.

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

     Compensation of Our Senior Management

     The following tables set forth all compensation, in U.S. dollars, we paid to our senior management and directors including stock options grants during the year ended December 31, 2005 and stock options granted as of May 31, 2006. All of the options listed in the table below represent options to purchase our ordinary shares or ADR’s. Options issued and vesting schedules for existing directors are set forth in the chart below. All new options granted to our employees and officers will normally vest over a two or three-year period from the date of the grant. Please see “Item 10. Material Contracts” for a description of employment agreements with our senior management.

Name and Principal Position	Compensation ($)
James H. Grossman, Chairman of the Board and Director	255,930

A. Daniel Moran, Chief Executive Officer and Director (1)	590,337

David Naismith, Chief Financial Officer and Director (2)	487,078

Jonathan Moss, Sales and Marketing Director (3)	212,416

Clare Roberts, Director	38,448

Michael Cumming, Director	28,836

	Shares under			Shares under
	options at	Granted/	Exercised	options at	Exercise
	January 1,	(Lapsed)	during	December 31,	Price
Directors Options	2005	during 2005	2005	2005	($)	Exercise period
James H. Grossman	150,000	—	(150,000)	—	0.14	11 Apr 04 – 11 Apr 11
	300,000	—	(100,668)	199,332	0.14	1 Oct 04 – 11 Apr 11
	500,000	—	—	500,000	0.35	1 Oct 04 – 11 Apr 11
		500,000	—	500,000	0.69	3 Jan 07 – 16 May 11
A. Daniel Moran (1)	1,000,000	—	(250,668)	749,332	0.14	11 Apr 04 – 11 Apr 11
	500,000	—	—	500,000	0.14	1 Oct 04 – 11 Apr 11
	500,000	—	—	500,000	0.35	1 Oct 04 – 11 Apr 11
		500,000	—	500,000	0.69	3 Jan 07 – 16 May 11
David J. Naismith (2)	150,000	—	(150,000)	—	0.14	1 Aug 04 – 16 May 11
	500,000	—	(100,664)	399,336	0.14	1 Oct 04 – 16 May 11
	500,000	—	—	500,000	0.35	1 Oct 04 – 16 May 11
		500,000	—	500,000	0.69	3 Jan 07 – 16 May 11
Jonathan Moss (3)	—	150,000	—	150,000	0.39	3 Jan 07 – 16 May 11
	—	500,000	—	500,000	0.39	3 Jan 07 – 16 May 11
Clare K. Roberts	100,000	—	—	100,000	2.13	30 Apr 01 – 1 May 11
	50,000	—	—	50,000	1.44	1 Jan 02 – 1 Jan 09
	100,000	—	(48,000)	52,000	0.15	5 Aug 04 – 16 May 11
	100,000	—	—	100,000	0.15	5 Aug 05 – 16 May 11
	100,000	—	—	100,000	0.35	18 Oct 06 – 16 May 11
		25,000		25,000	0.69	3 Jan 07 – 16 May 11
Michael R. Cumming	—	100,000	—	100,000	0.69	1 Mar 07 – 16 May 11

During the year ended December 31, 2005, Messrs. Grossman, Moran and Naismith exercised 250,668, 250,668 and 250,664 share options, respectively, at an exercise price of $0.14 per ordinary share and Mr. Roberts exercised 48,000 share options at an exercise price of $0.15 per ordinary share. These ordinary shares were subsequently sold through a private placement completed in December 2005.

(1)     A. Daniel Moran’s employment as Chief Executive Officer and Director with World Gaming plc commenced on April 11, 2003. Effective January 1, 2006 his annual base compensation is £190,000 with an annual housing allowance and certain other additional benefits. The Company on June 4, 2003 authorized the issuance of options to purchase 1,000,000 ordinary shares all of which vested on April 11, 2004 and options to purchase 500,000 ordinary shares all of which vested on April 11, 2005. The Company on July 1, 2004 authorized the issuance of options to purchase 500,000 ordinary shares all of which vest only on April 11, 2006. In accordance with Mr. Moran’s contract a deemed change of control took place on completion of the transaction with Sportingbet Plc. In accordance with the change of control provisions, all option grants prior to October 1, 2004 vested immediately. The Company on January 3, 2005 authorized the issuance of options to purchase 500,000 ordinary shares all of which vest only on January 3, 2007. All option grants are at the then market value on the date of grant. Unvested options will terminate if Mr. Moran’s directorship is terminated for cause. If Mr. Moran is terminated for another reason not contemplated by an option agreement then options shall be exercisable for a period of 12 months after the termination period but only to the extent that it is vested and exercisable on the date of termination period, except as permitted in the sole discretion of the board. All options granted to Mr. Moran otherwise have an exercise period of the shorter of 10 years from the date of grant or at the expiration of the Option Plan in May 2011. Mr. Moran is entitled under the terms of his service agreement to a deferred bonus of 75% of the total bonuses receivable by him over three years of service with the Company payable on his third anniversary. Mr. Moran received his entitlement to this deferred bonus in April 2006.

(2)     David Naismith’s employment as Chief Financial Officer and a Director with World Gaming plc commenced on August 1, 2003. Effective January 1, 2006 his annual base compensation is £155,000, with an annual housing allowance and certain other additional benefits. In addition, the Company on June 4, 2003 authorized the issuance of options to purchase 150,000 ordinary shares all of which vested on June 4, 2004 and options to purchase 500,000 ordinary shares all of which vested on August 1, 2005. The Company on July 1, 2004 authorized the issuance of options to purchase 500,000 ordinary shares all of which were to vest on August 1, 2006. In accordance with Mr. Naismith’s contract a deemed change of control took place on completion of the transaction with Sportingbet Plc. In accordance with the change of control provisions, all option grants prior to October 1, 2004 vested immediately. The Company on January 3, 2005 authorized the issuance of options to purchase 500,000 ordinary shares all of which vest only on January 3, 2007. All option grants are at the then market value on the date of grant. Unvested options will terminate if Mr. Naismith’s directorship is terminated for cause. If Mr. Naismith is terminated for another reason not contemplated by an option agreement then options shall be exercisable for a period of 12 months after the termination period but only to the extent that it is vested and exercisable on the date of termination period, except as permitted in the sole discretion of the board. All options granted to Mr. Naismith otherwise have an exercise period of the shorter of 10 years from the date of grant or at the expiration of the Option Plan in 2011. Mr. Naismith is entitled under the terms of his service agreement to a deferred bonus of 75% of the total bonuses receivable by him over three years of service with the Company payable on his third anniversary. Mr. Naismith will only receive his entitlement to this deferred bonus if he is still employed by the Company on such third year anniversary.

(3)     Jonathan Moss’ employment as Director of Sales and Marketing with World Gaming commenced on January 1, 2005. His annual base compensation is £100,000 with certain other additional benefits. On March 1, 2005, Mr. Moss was appointed to the Board of Directors of World Gaming Plc. No changes were made to Mr. Moss’ compensation as a result of this appointment. The Company on January 3, 2005 authorized the issuance of options to purchase 650,000 ordinary shares, 500,000 of which vest on January 3, 2007 and 150,000 which may vest on January 3, 2007 subject to certain performance related criteria. Mr. Moss is entitled under the terms of his service agreement to a deferred bonus of 75% of the total bonuses receivable by him over three years of service with the Company payable on his third anniversary. Mr. Moss will only receive his entitlement to this deferred bonus if he is still employed by the Company on such third year anniversary.

     Superannuation contributions of $17,013 and $13,799 (2004: $12,987 and $10,553) have been paid on behalf of A. Daniel Moran and David J. Naismith respectively for the year ending December 31, 2005 for nominated pension schemes. The Company does not operate a pension scheme or retirement plan.

     World Gaming plc 2001 Share Option Plan

     The World Gaming plc 2001 Share Option Plan (the “2001 Plan”) provides that eligible persons may acquire options to purchase ordinary shares or ADRs as determined by our board of directors or the Share Option Committee. The board currently serves as the Share Option Committee. The 2001 Plan was adopted by the board on May 17, 2001 and approved by ordinary resolution of our shareholders on May 17, 2001 in substitution of the LVA Stock Option Plans (1997, 1999 and 1999 (No. 2)), which were terminated in the course of our holding company reorganization and options thereunder were exchanged for new options pursuant to the 2001 Plan.

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

     Grant of Options

     The board administers the 2001 Plan and has discretion in awarding share options to the eligible participants. (See Item 6. “Committees of the Board of Directors”).

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

     Exercise of Options

     Prior to April 2003, the options granted to directors under the 2001 share option agreement vested and became exercisable as to 25% of the original number of option shares on the date of grant and a further 25% upon the expiration of each of the following three periods of three months. Options granted subsequent to April 2003 require a more onerous vesting schedule as determined by the board. Options granted to our employees and officers and directors normally vest over a two-year period from the date of the grant. The board of directors during 2003 affirmed the requirement that the grant price in respect of all options granted must represent the closing market price prevailing on the date of such grant. The exercise of the options for other categories of optionholders may be tied to certain performance conditions. Options will terminate if an optionholder’s employment is terminated for cause, or if an option holder voluntarily resigns without appropriate or agreed notice and termination terms, unless otherwise agreed by the board of directors. If the employee or officer or director is terminated for another reason not contemplated by an option agreement then the option shall be exercisable for a period of 12 months after termination but only to the extent that it is vested and exercisable on the date of termination, except as permitted in the sole discretion of the board of directors. If an optionholder’s employment or office or directorship is terminated due to his or her death or disability, the options will remain exercisable for a period of 12 months after termination but only to the extent that they have vested and are exercisable on the date of termination. Notwithstanding the foregoing, all options lapse at the end of their respective option periods. Options are not transferable and may only be exercised by the persons to whom they are granted, except in the case of the death or disability of the optionholder in which case they would be exercisable by the guardian or personal representative of the optionholder (as the case may be).

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

     Amendments

     The board of directors may amend the 2001 Plan with respect to minor amendments relating to administrative matters. Material modifications will require shareholder approval, if such approval is required by applicable law or exchange rules. Additionally, no amendments which would adversely affect the rights of the existing optionholders may be made without their consent.

     On March 18, 2005, one of our former directors relinquished all rights to purchase 2,200,000 ordinary shares that had fully vested.

Board Practices

     In English companies, when a director ceases to be a director, whether voluntarily or otherwise, we say that the director has “retired.” Our directors are subject to retirement by rotation. At every one of our annual general meetings, one third of our directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one third of our directors, shall retire from office. If there is only one director who is subject to retirement by rotation, that director shall retire. Subject to the provisions of the U.K. Companies Act 1985, the directors to retire by rotation shall be those who have been longest in office since their last appointment or retirement. As between persons who became or were last reappointed directors on the same day, those to retire shall be determined by lot unless they otherwise agree among themselves. If a director retires by rotation and he is not reappointed, the retiring director may retain its office until the meeting appoints someone in his place or until the end of the meeting. However, the director in that situation shall not be deemed to be reappointed, if the shareholders determine not to fill the vacancy or a resolution to reappoint the director is voted upon and defeated. Shareholders holding a majority of the Company’s ordinary shares may remove any director from office at any time, with or without cause, subject to the requirements of the U.K. Companies Act of 1985 and our Articles of Association.

Committees of the Board of Directors

     Our board of directors has appointed an audit committee and a compensation committee.

     The audit committee of the board of directors makes recommendations concerning the engagement of independent public accountants. The audit committee charter mandates that the audit committee approve all audit, audit-related, tax and other services conducted by our independent accountants. In addition, the audit committee reviews the plans, results and fees of the audit engagement with our independent public accountants, and any independence issues with our independent public accountants. The audit committee also reviews the adequacy of our internal accounting controls. The current members of the audit committee are James H. Grossman, Clare Roberts and Michael Cumming.

     We do not have an “audit committee financial expert” serving on our audit committee. The board of directors believes that the appointment of Mr. Cumming to the board of directors, while not meeting specific financial or accounting officer requirements of an audit committee financial expert as defined in Item 16A of Form 20-F, brings a significant amount of experience and relevant financial education to the board of directors. Mr. Cumming has over 35 years experience in private equity, most recently as Managing Director of Barclays Private Equity, a major UK banking group. In addition, Mr. Cumming has an MBA from Stanford Graduate School of Business Administration, Palo Alto, California.

     The compensation committee of the board of directors determines compensation for our executive officers and key employees and administers our equity plan. The compensation committee currently consists of Messrs. Grossman, Roberts and Cumming.

Employees

     The number of employees by location as of the dates set forth below is as follows:

	December 31, 2005	December 31, 2004	December 31, 2003
Antigua	23	16	51
Canada	19	17	41
London	1	—	—
Total	43	33	92

     Licensing operations take place in our office in Antigua, while limited administrative functions are in Vancouver, Canada. The total number of our employees as of May 31, 2006 is 45.

     Our employees are not represented by a union or other collective bargaining organization and we have never experienced a work stoppage. We believe that our employee relations are good.

Share Ownership of Senior Management and Directors

     The table below sets forth certain information concerning the share ownership of our directors and senior management as of May 31, 2006.

Name	Number of ordinary shares or ADSs Owned	Number of ordinary shares or ADSs Which May be Acquired under Share Option Plan	Range of Exercise Prices of Options($)	Range of Expiration Dates of Options	Percentage of ordinary shares or ADSs Beneficially Owned(1)
James H. Grossman	284,334	950,000	$0.35 - $0.69	4/2011 - 5/2011	0.51	%(2)
A. Daniel Moran	—	2,249,332	$0.14 - $0.69	4/2011 - 5/2011	0%
David Naismith	—	1,399,336	$0.14 - $0.69	5/2011	0%
Jonathan Moss	—	650,000	$0.39	5/2011	0%
Clare Roberts	—	427,000	$0.15 - $2.13	1/2004 - 5/2011	0%
Michael Cumming	—	100,000	$0.69	5/2011	0%

(1)      The information in this table is based on our records, information provided to us by our directors and senior management and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. This information is based on 55,418,630 ordinary shares issued and outstanding as of May 31, 2006. Including shares underlying options which are exercisable within 60 days of May 31, 2006, none of the identified persons beneficially owned greater than 1% of the Company’s American Depository Shares or ordinary shares.

(2)      Mr. Grossman purchased 10,000 ADR’s on the open market in November 2003 and a further 10,000 ADR’s on the open market in February 2005. Continental Stock and Transfer Company transferred its 2 ordinary shares held in the Company for legal purposes to Mr. Grossman in January 2005.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

     The following table contains information regarding the beneficial ownership of our ordinary shares, including our American Depositary Shares, as of May 31, 2006, for all shareholders known by us to beneficially own 5% or more of our ordinary shares.

Name of Beneficial Owner	Number of ordinary shares or ADRs Beneficially Owned(1)	Percentage of Outstanding ordinary shares or ADRs Beneficially Owned
Opunosa Investment Inc./Vladhill Properties Inc.(1)	9,436,636	17.0%
Credit Agricole Cheuvreux (1)	4,343,436	7.8%

(1)      The information in this table is based on our records, information provided to us by our directors and senior management and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. This information is based on 55,418,630 ordinary shares issued and outstanding as of May 31, 2006.

Name of Beneficial Owner	Number of ordinary shares or ADRs Beneficially Owned(1)		Percentage of Outstanding ordinary shares or ADRs Beneficially Owned
Cribbage Limited (a wholly-owned subsidiary of Sportingbet, PLC) (2)	8,506,204	(2)	(2)
Goodison Park Limited (a wholly-owned subsidiary of Sportingbet, PLC) (2)	5,000,000	(2)	(2)

(2)      Under the terms of the Sportingbet agreement (See Item 4: Sportingbet Transaction and Item 10: Material Contracts), Sportingbet has irrevocably agreed to the waiving of all voting, dividend, rights to transfer, rights to participate (other than the right to attend meetings) and other similar rights attaching to such shares in respect of the 13,506,204 issued ordinary shares of the Company held by the above members of the Sportingbet Plc group of companies. Sportingbet Plc has agreed to transfer these shares to the Company for a total consideration of $1 when requested to do so by the Company. These shares will be purchased by the Company when there are available distributable profits. These shares and the attributable share premium are treated as non-equity interests in these financial statements.

     Significant Changes in Ownership of Ordinary Shares

     Prior to the holding company reorganization in 2001, LVA issued 2,000,000 shares of its common stock to AIM Investments Ltd. pursuant to LVA’s agreement with AIM Investments Ltd’s parent Simpson Bay Ltd. described elsewhere in this report. In 2002, as a result of the issuance of the class action shares, Cribbage Limited, a wholly-owned subsidiary of Sportingbet, acquired 6,506,204 American Depositary Shares. By way of agreement dated July 11, 2003, AIM Investments Ltd. transferred its entire holding of 2,000,000 shares to Cribbage Ltd.

     With the completion of the financing on April 7, 2003, Goodison Park Limited, another wholly-owned subsidiary of Sportingbet PLC, acquired 5,000,000 ordinary shares of the Company and the right to acquire up to 7,500,000 additional ordinary shares upon the conversion of a certain convertible loan issued by us to Goodison Park Limited. (See Item 7. Related Party Transactions). Effective October 1, 2004 the convertible loan note was cancelled together with the underlying right to acquire 7,500,00 shares in the Company. In addition all holdings by the Sportingbet group companies will be transferred to the Company for a total consideration of $1 when requested to do so by the Company. These shares will be purchased by the Company when there are available distributable profits for $1.00 in aggregate.

     As at May 31, 2006, the vendors of the SPORTSBETTING.COM business, Opunosa Investment Inc. (See Item 4: “Acquisition of the SPORTSBETTING.COM group”) beneficially owned 9,436,636 or 17.0% of the entire issued capital of World Gaming plc. No further shares are due to be issued to Opunosa Limited in respect of this acquisition.

     Securities and Record Holders in the United States

     Based on a Geo-Survey provided by ADP with a record date of May 15, 2006 there were approximately 25,477,033 American Depositary Shares outstanding. We are informed that, based on the Geo-Survey, that approximately 60% of our ADRs were held by record holders with a U.S. address, and 40% of our ADRs were held by record holders with addresses outside the United States. As at May 31, 2005, there are 55,418,630 ordinary shares outstanding. When taken as a whole (ADRS and ordinary shares the percentage of share capital held by record holders with a US address is approximately 27%.

     Change of Control

     We are not aware of any arrangements the operation of which may at any subsequent date result in a change in control of our Company.

Related Party Transactions

     Sportingbet PLC and its affiliates, Goodison Park Limited and Cribbage Limited

     Subsequent to the transaction described below, Sportingbet and its subsidiaries are no longer related parties to the group.

     Goodison Park Limited, a wholly-owned subsidiary of Sportingbet, acquired an interest in World Gaming Plc by way of share acquisition and a convertible loan. Goodison Park purchased 5,000,000 ordinary shares of World Gaming at $0.12 per share or a total of $600,000; and made a convertible loan to the Company (the “Convertible Loan”) in the principal amount of $900,000.

     Cribbage Limited, a wholly-owned subsidiary of Sportingbet, acquired an interest in World Gaming Plc in 2002 by way of acquiring 6,506,204 ADRs issued as a result of the Class Action shares from a third party. Additionally, on July 3, 2003, AIM Investments Ltd., transferred its holding of 2,000,000 ADRs to Cribbage Ltd.

     As a result of the Transaction with Sportingbet, effective October 1, 2004, the Convertible Loan was forgiven in full and the Company may repurchase shares held by Goodison Park Limited and Cribbage Limited or its affiliates of 13,506,204 for an aggregate payment of $1.00 as soon as it has the retained earnings to do so. All other loan balances were repaid in full during the year. (See Item 4: Sportingbet Transaction and Item 10: Material Contracts)

     Pursuant to an Ancillary Services Agreement, some of the Company’s licensees receive certain transaction processing and related services from Sportingbet or its affiliates. The Company therefore receives balances from Sportingbet or its affiliates and pays these onto affected licensees after deducting the royalty due to the Company.

Item 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     The consolidated statements and other financial information required by Item 8 of Form 20-F are included in Item 17, commencing on page F-1, of this Annual Report.

Legal Proceedings

     The following are material existing and pending or recently concluded legal or arbitration proceedings against us and our subsidiaries:

     Mitchell White

     On August 6, 1998, Mitchell White commenced an action against ESCE and SSII Limited for breach of his employment agreement and wrongful termination of him as a director. Mr. White alleges that as a result of his wrongful termination as an employee and director, he was not provided with a severance package in lieu of reasonable notice and he did not receive stock options that he would have otherwise received. Mr. White claims that his losses are in excess of $1.5 million. Our defense is based, among other things, on the claimant’s resignation due to recurring drug related problems and is in the process of vigorously defending this action. The trial of this action was to commence in April 2005, but has been adjourned. A new date for trial has been set for June 2007.

     In February 2004, SSII Limited commenced a third party claim against a former director, Mr. Jack Carley. It is alleged that Mr. Carley was responsible for the termination of Mr. White’s employment in 1998. Mr. Carley is also Mr. White’s father-in-law.

     Thomas A. Kaufmann, Gene C. Geiger and Roy E. Gould

     Thomas A. Kaufmann (“Kaufman”), Gene C. Geiger (“Geiger”) and Roy E. Gould (“Gould”) filed a claim in Colorado against LVA Holdings, Inc. (“LVA”), an indirect subsidiary of the Company. Kaufmann and Geiger were registered representatives associated with securities broker-dealer Spencer Edwards, Inc. in Englewood, Colorado, while Gould was a registered representative with a Canadian broker-dealer, United Capital. On July 18, 2005, an SEC Administrative Law Judge (“ALJ”) issued an Initial Decision finding that Kaufman, Geiger and Gould had “willfully violated” U.S. securities laws. The willful violations of securities laws related to the sale of “Reg S” shares of LVA in 1997 and 1998 without registration or exemption from registration which the ALJ ultimately determined to be an illegal breach of securities laws. Under the ALJ’s Initial Decision, Kaufman, Geiger and Gould were permanently barred from associating with any securities broker or dealer. Kaufman and Geiger were each ordered to disgorge $885,738.62. In addition, Geiger was ordered to pay a civil penalty of $400,000.00, Kaufmann was ordered to pay a civil penalty of $300,000.00. Gould was ordered to disgorge $13,843,650.79 in ill-gotten profits, but that amount was reduced $1,000,000, and monetary penalties were waived in light of Gould’s “demonstrated inability to pay.” Kaufman and Geiger have appealed the ALJ’s findings. Gould has not appealed, and the findings are final as to Gould. LVA was not named as a respondent in the SEC proceedings.

     Kaufman, Geiger and Gould (collectively “Plaintiffs”) have now sued LVA in Colorado looking to be reimbursed for the fines, penalties and monies ordered disgorged by the ALJ. Their claims are premised on a theory that they did not know the securities transactions identified above were illegal and were misled by LVA and its agents, which is entirely inconsistent with the findings of fact as presented by the ALJ. LVA removed the case to the U.S. District Court for the District of Colorado based on diversity jurisdiction. Discovery is underway and the case will be tried, if trial is required, in 2007. We believe that the Plaintiffs’ claims are wholly without merit and intend to vigorously defend this action. Plaintiffs have also brought a motion seeking to add World Gaming plc as a party, on the grounds that World Gaming plc is liable for LVA’s debts. We believe this motion is without merit and are vigorously opposing the addition of World Gaming plc as a party.

Dividend Policy

     Our Articles of Association provide that dividends are declared by the shareholders upon the recommendation of the board of directors which has the discretion to make any such recommendation. We have never paid cash dividends on our ordinary shares. We review our dividend policy on a regular basis. Currently, we do not anticipate that any cash dividend on our ordinary shares will be paid within twelve months of filing this Form 20-F.

Significant Changes

     We have experienced no significant changes since the date of the annual financial statements other than those disclosed in those financial statements.

Item 9. THE OFFER AND LISTING

Trading Markets

     OTC Bulletin Board

     Our American Depositary Shares are traded on the OTC Bulletin Board. Each American Depositary Share represents one ordinary share of our company. Price quotations for our American Depositary Shares were reported on the OTC Bulletin Board under the symbol “WGMGY” beginning on May 29, 2001. As of May 31, 2006, we had 55,418,630 ordinary shares issued and outstanding, of which 25,615,048 are represented by American Depositary Shares evidenced by American Depositary Receipts issued by Continental Stock Transfer and Trust Company, as depositary.

     On October 25, 2005, the National Association of Securities Dealers, or NASD, acting pursuant to NASD Rule 6545, directed its members to halt trading and quotations in our American Depositary Shares for five business days in the OTC Bulletin Board. We were advised that the NASD took this action based on the trading suspension of our ordinary shares on the Alternative Investment Market, or AIM, of the London Stock Exchange, which suspension was put in place following our announcement of the conditional purchase agreement to acquire the SPORTSBETTING.COM Group (see the discussion under “AIM” below in this Item 9). The NASD trading halt was for five business days and expired on November 1, 2005. Quotations of our American Depositary Shares on the OTC Bulletin Board, however, could resume only after market makers in our American Depositary Shares satisfied applicable requirements under the U.S. Securities Exchange Act of 1934, as amended, and NASD Rules. In particular, market makers were required to comply with SEC Rule 15c2-11 by filing a Form 211 with the NASD. Following the satisfaction of the foregoing conditions, quotations and trading of our American Depositary Shares resumed on December 7, 2005.

     The following table sets forth the high and low closing sale prices for our American Depositary Shares on the OTC Bulletin Board, from the beginning of trading on May 29, 2001 to May 31, 2006 and for LVA, as our predecessor, for periods prior thereto. Such prices do not reflect retail markup, markdown or commissions and may not necessarily represent actual transactions.

	High	Low
Five Most Recent Financial Years
Year ended April 30, 2001	4.187	0.312
Eight months ended December 31, 2001	2.100	0.410
Year ended December 31, 2002	0.975	0.140
Year ended December 31, 2003	0.460	0.110
Year ended December 31, 2004	0.890	0.280
Year ended December 31, 2005	3.54	0.600

Year ended December 31, 2004
First Quarter	0.890	0.400
Second Quarter	0.860	0.280
Third Quarter	0.620	0.300
Fourth Quarter	0.720	0.350

Year ended December 31, 2005
First Quarter	1.760	0.650
Second Quarter	1.820	1.040
Third Quarter	3.420	1.300
Fourth Quarter	3.230	1.250

Most Recent Six Months
December 2005	3.000	1.250
January 2006	2.800	2.250
February 2006	2.550	2.250
March 2006	2.840	2.450
April 2006	3.080	2.460
May 2006	2.990	2.030

     Alternative Investment Market of the London Stock Exchange

     Our ordinary shares are traded on the Alternative Investment Market of the London Stock Exchange. Price quotations for our ordinary shares were reported on the London Stock Exchange under the symbol “WGP” beginning on May 17, 2005. As of May 31, 2006, we had 55,418,630 ordinary shares issued and outstanding, of which 29,803,582 trade on the AIM market.

     The following table sets forth the high and low closing sale prices for our ordinary shares on the AIM, from the beginning of trading on May 17, 2005 to May 31, 2006. Such prices do not reflect retail markup, markdown or commissions and may not necessarily represent actual transactions.

	High	Low
Five Most Recent Financial Years
Year ended December 31, 2005	2.100	0.650

Year ended December 31, 2005
First Quarter	NA	NA
Second Quarter	0.680	0.970
Third Quarter	2.100	0.630
Fourth Quarter	1.940	1.300

Most Recent Six Months

December 2005	1.560	1.370
January 2006	1.570	1.320
February 2006	1.470	1.350
March 2006	1.630	1.470
April 2006	1.780	1.470
May 2006	1.650	1.290

Registrar, Transfer Agent and Depositary

     Since June 25, 2001, Continental Stock Transfer and Trust Company has acted as our registrar, transfer agent and depositary with respect to our American Depositary Receipts. Prior to that, our registrar, transfer agent and depositary was Pacific Stock Transfer. Since May 17, 2005, Capita Registrars has acted as our registrar and transfer agent with respect to our AIM listed ordinary shares.

Item 10. ADDITIONAL INFORMATION

Share capital

     See Item 9.: “The Offer and Listing”

Memorandum of Association and Articles of Association

     Set forth below is information concerning our equity capital structure and related summary information concerning provisions of our Memorandum of Association and Articles of Association and applicable English law. Since it is a summary, it does not contain all of the information that may be important to you, and the summary is qualified in its entirety by reference to the U.K. Companies Act of 1985, our Memorandum of Association and our Articles of Association. Our Memorandum of Association was filed as Exhibit 3.1 to Registration Statement on Form F-4 (SEC File No. 333-48280) on October 19, 2000. Our former Articles of Association, adopted by special resolution on May 17, 2001, were filed as Exhibit 4.2 to Registration Statement on Form S-8 (SEC File No. 333-70056) on September 24, 2001. A copy of our present Articles of Association, adopted by special resolution on September 19, 2003 was filed as an exhibit to our Form 20-F for the year ended December 31, 2003. On October 12, 2004 the Company adopted certain changes to its Articles of Association by Special Resolution at an Extraordinary Meeting of Shareholders. These changes related to matters requiring amendment for its proposed admission to the Alternative Investment Market of the London Stock Exchange and relevant shareholder material including notices and voting material were sent to shareholders and were included as exhibits to a Report on Foreign Private Issuer on Form 6-K with the SEC on March 4, 2005.

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

     Directors are not required to hold any of our ordinary shares by way of qualification. A director who is not a shareholder shall nevertheless be entitled to attend and speak at shareholders’ meetings.

     Borrowing Powers

     Subject to the limitations noted below, the directors may exercise all our powers to borrow money and to mortgage or charge our undertaking, property and uncalled capital or any part or parts thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

     Compensation and Expenses

     The compensation of the directors is determined by the board of directors but may not in the aggregate exceed £180,000 per year (disregarding any compensation payable to directors in their capacity as executives) or such higher amount as may from time to time be determined by an ordinary resolution of our board. Such compensation shall (unless such resolution otherwise provides) be divisible among the directors as the board of directors may decide, or, failing agreement, equally, except that any director who holds office for only part of the period with respect to which such compensation is payable is entitled only to rank in such division for a proportion of compensation related to the period during which he has held office. Any director who is employed, or holds executive office may be paid such extra compensation by way of a fixed sum of money, or in whole or in part by participating in profits or otherwise, as the board of directors may determine, and such compensation may be in addition to or instead of a fee payable to him for his services as director. The directors may repay to any director all reasonable expenses as he may incur in attending and returning from meetings of the directors or of any committee of the directors or shareholders’ meetings or otherwise in connection with our business.

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

     Interested Director Transactions

     Subject to certain provisions of the U.K. Companies Act of 1985 designed to enforce fair dealing by directors and prevent their taking financial advantage, and provided that a director has disclosed to the directors the nature and extent of any interest, a director:

•     may be party to or otherwise interested in any contract, transaction, or arrangement with us or in which we are otherwise interested;

•     may be a director or other officer of or employed by a party to any contract, transaction or arrangement with or otherwise interested in any corporate body promoted by us or in which we are in any way interested (or any firm of which he is a partner, employee or member); and

•     may act in a professional capacity for us (other than as auditor) and be compensated therefor and shall not (unless otherwise agreed by him) be accountable to us for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such corporate body or for such compensation.

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

     Except as otherwise provided below, a director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of interests in shares or debentures or other securities of, or otherwise in or through, us. A director shall not be counted in the quorum of a meeting in relation to any resolution on which he is not entitled to vote. Provided that a director has disclosed the nature and extent of his interests, a director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

•     the giving of any security, guarantee or indemnity with respect to (a) money lent or obligations incurred by him or by any other person at the request of or for our benefit of our Company or the benefit of any of our subsidiaries, or (b) a debt or other obligation of our Company or any of our subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•     any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiaries in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

•     any proposal concerning any other corporate body in which he is interested, directly or indirectly, and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him (within the meaning of Section 346 of the U.K. Companies Act 1985)) does not have any interest (as that term is used in Sections 198 to 211 of the U.K. Companies Act 1985) in 1% or more of the issued equity share capital of any class of such body corporate (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant corporate body;

•     any proposal relating to an arrangement for the benefit of our employees or those of any of our subsidiaries which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

•     any proposal concerning insurance which we propose to maintain or purchase for the benefit of directors or for the benefit of persons who include directors.

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

Description of Share Capital

     General

     Our authorized share capital is £1,000,000 divided into 500,000,000 ordinary shares of £0.002 nominal value per share.

     Ordinary Shares

     As of May 31, 2006, 55,418,630 of our ordinary shares were issued and outstanding and are fully paid or credited as fully paid, each of which is in registered form. Subject to the Sportingbet Transaction described at Item 4, 13,506,204 ordinary shares, which are excluded from the above total, have no dividend or voting rights and may be re-purchased by the Company for an aggregate price of $1 when it has retained earnings to do so. No holder of ordinary shares will be required to make additional contributions of capital in respect of those shares in the future. There are no rights of pre-emption attaching to the ordinary shares, save as set out below under “Issuance of Shares”. All rights of Sportingbet and its subsidiaries in respect of its ordinary shares, particularly those rights attached to the Unsecured Convertible Loan Note with Goodison Park Limited and – Stock Acquisition Agreement with Goodison Park Limited were cancelled effective October 1, 2004. Furthermore, they are not issued as redeemable shares. However, it should be noted that we may choose to utilize the power conferred upon us by Part V Chapter VII of the Companies Act 1985 to issue redeemable shares subject to obtaining an appropriate authority from the shareholders. Neither the Memorandum of Association, Articles of Association, nor any statutory provision in England and Wales restrict in any way the ownership of, nor voting rights attaching to, the ordinary shares held by persons resident outside the United Kingdom. Under the terms of our Articles of Association, we are obliged to give notice of shareholder meetings to all ordinary shareholders, including those with an address for service outside the United Kingdom.

Private Placement on the Alternative Investment Market of the London Stock Exchange – May 2005

     Under a Placing Agreement, made between (1) the Company, (2) the directors and (3) Daniel Stewart and dated April 28, 2005 Daniel Stewart agreed to use reasonable endeavors to procure subscribers for the 4,760,000 Placing Shares. The Placing Shares represented new ordinary shares issued by the Company upon admission of the Company’s ordinary shares to AIM (“Admission”)

     The obligation of the parties were defined under a placing agreement and were conditional upon, among other things, Admission occurring not later than 8.30 a.m. on May 17, 2005, or such later time and date (not being later than 8.30 a.m. on May 31, 2005 as may be agreed by Daniel Stewart and the Company. The placing agreement contained certain warranties by the Company and the directors as to the accuracy of the information contained in the prospectus document and other matters relating to the Group and its businesses and an indemnity in favor of Daniel Stewart from the Company against all losses, costs, charges and expenses which Daniel Stewart may suffer or incur as a result of the carrying out of its duties under the placing agreement. Under the placing agreement, the Company indemnified Daniel Stewart against all costs and expenses in connection with the application for Admission. In addition, subject to the placing agreement becoming unconditional, the Company paid Daniel Stewart a fee of £120,000 and a commission of 4 percent of the amount equal to the placing price multiplied by the number of new ordinary shares placed (“the Placing”). The Company agreed to issue options to Daniel Stewart equal to 2 percent of the Existing ordinary shares and 4 percent of the Placing Shares exercisable at the Issue Price.

     In addition to the placing agreement the Company entered into an agreement with Daniel Stewart pursuant to which Daniel Stewart has agreed to act as nominated adviser and broker to the Company for a fee of £40,000 per annum. This fee has been waived as a result of the SPORTSBETTING.COM transaction below. Under the agreement the Company provides Daniel Stewart with an indemnity customary in agreements of this kind.

     The net proceeds of the Placing were approximately £2,029,000.

     The ordinary shares to be issued or sold in the Placing were not and will not be registered under the Securities Act or under the relevant securities laws of any state of the United States or any other jurisdiction. Subject to certain exceptions, such ordinary shares may not be directly or indirectly offered, sold, resold or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S), or in any country where to do so may contravene local securities laws or regulations. Such ordinary shares have not been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Placing of the ordinary shares or the accuracy or adequacy of the Prospectus document.

     A Report on Foreign Private Issuer on Form 6-K was filed with the SEC on May 17, 2005, containing our Prospectus/AIM Admission document as filed with AIM and distributed to investors in respect of our application to have our ordinary shares be admitted to trading on AIM.

Private Placement on the Alternative Investment Market of the London Stock Exchange – December 2005

     In December 2005, the Company raised £7,000,000 through the placing of 5,600,000 new ordinary shares in the Company at a placing price of 125 pence. Net proceeds of the placing were approximately £6,034,000.

     The placing was conditional upon the passing of the certain resolutions, completion of the Acquisition of the SPORTSBETTING.COM group and admission to trading on AIM. Admission became effective and dealings in the enlarged issued share capital commenced on December 13, 2005.

     The ordinary shares to be issued or sold in the Placing have not been and will not be registered under the Securities Act or under the relevant securities laws of any state of the United States or any other jurisdiction. Subject to certain exceptions, such ordinary shares may not be directly or indirectly offered, sold, resold or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S), or in any country where to do so may contravene local securities laws or regulations. Such ordinary shares have not been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Placing of the ordinary shares or the accuracy or adequacy of the Prospectus document.

     A Report on Foreign Private Issuer on Form 6-K was filed with the SEC on November 28, 2005, containing our Proposed Pacing of new Ordinary Shares, Acquisition of certain assets of Real Entertainment Ltd and the entire issued capital of DNI Holdings Limited, admission of the enlarged issued share capital to trading on AIM and notice of our Annual General Meeting document as filed with AIM and distributed to investors in respect of our proposed acquisition of the SPORTSBETTING.COM group and application to have our new ordinary shares be admitted to trading on AIM.

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

     Pursuant to a resolution passed on October 12, 2004, our directors are authorized under Section 80 of the U.K. Companies Act 1985, to allot shares (or grant any right to subscribe for or convert other securities into shares) up to £1,000,000, and such authorization will expire five years from the date of the resolution.

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

     Pursuant to a special resolution of the Company passed on October 12, 2004, the board of directors are authorized, pursuant to Section 95 of the U.K. Companies Act 1985, to allot equity securities pursuant to the exercise of share options up to an aggregate nominal amount of £30,000 as if Section 89(1) of the Act did not apply to such allotment.

     Further, pursuant to a special resolution of the Company passed on April 7, 2005, the board of directors are empowered, pursuant to Section 95 of the U.K. Companies Act 1985, to allot equity securities (as defined in Section 94 of the Act), pursuant to the Section 80 authority (the “Authority”) above as if Section 89(1) of the Act did not apply to such allotment, such power to expire (unless previously revoked, varied or renewed) at the conclusion of our annual general meeting to be held in 2006 or, if earlier, the date fifteen months from the passing of that resolution (save that we may before such expiry make an offer or agreements which would or might require equity securities to be allotted after such expiry) provided that this power shall be limited to:

(i)     the allotment of up to 10,000,000 ordinary shares of £0.002 pursuant to a Placing of 4,760,000 ordinary shares to trading on the AIM (which occurred on May 17, 2005);

(ii)     the allotment of up to 1,051,504 ordinary shares pursuant to options or warrants to be granted to Daniel Stewart in respect of its services in connection with the Placing;

(iii)     the issue of such shares as may be offered by way of a rights issue or open offer to existing shareholders; and

(iv)     the issue of ordinary shares otherwise than as referred to in (i), (ii) and (iii) above up to an amount equal to 10 percent of our issued share capital after the issue of shares contemplated by (i) and (ii) above.

     No allotment of new shares of an amount exceeding 35 percent of our issued ordinary share capital immediately before such allotment (to be paid in cash or otherwise) shall be made by us without the consent of the holders of over 50 percent of our ordinary shares.

     Shareholder notices and voting material in respect of April 7, 2005 resolutions were included as exhibits to a Report on Foreign Private Issuer on Form 6-K filed with the SEC on March 24, 2005.

     Alteration of Share Capital

     We may from time to time by ordinary resolution approved by our shareholders at a general meeting:

•     increase our share capital by the sum, to be divided into shares of those amounts, as the resolution shall prescribe;

•     consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•     cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of our capital by the amount of the shares so canceled; and

•     subdivide our shares, or any of them, into shares of smaller amount, and so that the resolution whereby any share is subdivided may determine that the shares resulting from that subdivision may, as compared with the others, have any preferred, or other special rights or be subject to any restrictions.

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

     Rights in Liquidation

     In the event of the Company’s liquidation, after satisfaction of liabilities to creditors, holders of ordinary shares are entitled to share pro rata in the net assets of our Company.

     Notification of Interest in Ordinary Shares

     Section 198 of the U.K. Companies Act 1985 obliges any person (subject to exception) who acquires an interest of 3% or more of our ordinary shares to notify the Company of his interest within two business days following the day on which the obligation to notify arises. After the 3% level is exceeded, similar notification must be made if the whole percentage figure increases or decreases, rounded down to the next whole number. For the purposes of the notification obligation, the interest of a person in the shares means any kind of interest in shares (subject to certain exceptions) including any shares (1) in which his spouse or his child or stepchild, is interested, (2) in which a corporate body is interested where either (a) that corporate body or its directors are accustomed to act in accordance with that person’s directions or instructions, or (b) that person controls one third or more of the voting power of that corporate body, or (3) in which another party is interested where the person and that other party are parties to a “concert party” agreement under Section 204 of the U.K. Companies Act 1985 and any interest in shares is in fact acquired by any one of the parties pursuant to the agreement. A “concert party” agreement is an agreement which provides for one or more parties to it to acquire interests in shares of a particular company and imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of the interests.

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

     Voting Rights of Ordinary Shares and Shareholder Meetings

     Under English law, there are two types of general meeting of shareholders: annual general meetings and extraordinary general meetings. An annual general meeting must be held at least once in each calendar year and not later than 15 months from the previous annual general meeting. At the annual general meeting matters such as the election of directors, appointment of auditors and the fixing of their remuneration, approval of the annual accounts and the directors’ report and declaration of dividends are considered. Any other general meeting is known as an extraordinary general meeting.

     The directors may convene an extraordinary general meeting and must convene one if demanded by holders of not less than 10% of the paid–up shares. An annual general meeting and an extraordinary general meeting called to pass a special resolution must be called by at least 21 days’ notice specifying the place, day and time of the meeting and the general nature of the business to be transacted. No business may be transacted at any general meeting unless a quorum of two persons entitled to vote on the business to be transacted is present in person or by proxy.

     At a general meeting, a simple majority of the votes cast is sufficient to pass an ordinary resolution. A special or extraordinary resolution is decided on a poll. A special or extraordinary resolution can only be considered if our shareholders receive at least 21 days’ prior notice of the meeting at which such resolution will be considered.

     Subject to the restrictions referred to in the following paragraph, at a meeting of shareholders every holder of shares who (being an individual) is present in person or (being a corporation) is present by a representative or proxy not being himself a member shall have one vote on a show of hands, and on a poll, every holder of shares present in person or by proxy shall have one vote for every share held. A special or extraordinary resolution (such as, for example, a resolution amending our Memorandum of Association or Articles of Association or approving a winding-up of the Company) requires approval of the holders of 75% of our issued ordinary shares represented at a shareholders meeting, in person or by proxy, and voting thereon. Shareholders are not entitled to cumulative voting rights. A poll can be demanded by:

•     the chairman of the meeting;

•     not less than five shareholders present in person or by proxy having the right to vote at the meeting;

•     a holder or holders of shares or his or their proxy representing not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting; or

•     by a holder or holders of shares or his or their proxy conferring a right to attend and vote at the meeting on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right.

     A holder of shares shall not be entitled (except as a proxy for another shareholder) to be present or vote at any general meeting:

•     in respect of any shares held by him in relation to which he or any other person appearing to be interested in those shares has been served with a notice under Section 212 of the U.K. Companies Act 1985, requiring him to provide information in accordance with that section and containing a statement that upon failure to supply such information before the expiration period specified in the notice (which may not be less than 28 days) the registered holder of the share is not entitled to vote in respect of those shares, and the person on whom such notice was served fails to supply the information within the specified period; or

•     unless all amounts presently payable by him in respect of such shares have been paid.

     Transfer of Shares

     Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to the Articles of Association. The instrument of transfer of a share may be in any usual form or in any other form of which the directors approve and shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The directors may restrict the transfer of a share which is not fully paid provided that any such restriction will not prevent dealings in the shares from taking place on an open and proper basis. Subject to the provisions of English law, the Company’s Articles of Association provide that we may issue shares which may be held, evidenced and transferred through a relevant system in an uncertificated form.

     The ordinary shares issued or sold in the AIM have not been and will not be registered under the Securities Act or under the relevant securities laws of any state of the United States or any other jurisdiction. Subject to certain exceptions, such ordinary shares may not be directly or indirectly offered, sold, resold or otherwise transferred within the United States or to, or for the account or benefit of, U. S. persons (as defined in Regulation S), or in any country where to do so may contravene local securities laws or regulations. Such ordinary shares have not been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission in the United States or any other U. S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the ordinary shares traded on AIM or the accuracy or adequacy of any Prospectus documents under which the shares were offered. Any representation to the contrary is a criminal offence in the United States.

     Each purchaser of the ordinary shares placed on AIM has agreed that in accordance with Regulation S of the Securities Act of 1933, as amended (“Securities Act”), it will not offer or sell the ordinary shares until 40 days after the later of the closing of any Placing (the “distribution compliance period”), within the United States or to, or for the account or benefit of, U. S. persons, and in relation to a sale to any other person, it will have sent to each such purchaser to which it sells ordinary shares during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the ordinary shares within the United States or to, or for the account or benefit of, U. S. persons. Each initial purchaser of the Placing Shares is required to certify that the purchaser and any person for whose account or benefit the purchaser is acting is located outside the United States and is not a U. S. person (as defined in Regulation S) and that upon acquiring the ordinary shares it and any such persons will be outside the United States or is otherwise acquiring the ordinary shares in an “offshore” transaction in compliance with Rule 903 of Regulation S.

     No actions have been taken to register or qualify the ordinary shares offered in placings on AIM hereby or otherwise permit a public offering of the ordinary shares offered hereby in any jurisdiction other than the United Kingdom. The ordinary shares are being offered outside of the United States pursuant to Regulation S under the Securities Act. The ordinary shares offered hereby have not been, and will not be, registered under the Securities Act and may not be offered, sold or resold or otherwise transferred within, or to persons in, the United States except in accordance with an applicable exemption from registration under the Securities Act.

     Issuance of American Depositary Shares

     The terms of our Deposit Agreement with Continental Stock Transfer & Trust Company, as depositary (“ADS Depositary”), permits issuance of American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs, for ordinary shares accepted for deposit by the depositary. Our ADS Depositary also serves as an initial custodian.

     The Deposit Agreement provides that every person depositing ordinary shares is deemed to represent to the depositary that

•	such shares are validly issued and outstanding;

•	were not acquired in violation of any pre-emptive rights;

•	such person is duly authorized to make such deposit; and

•	such shares are not restricted securities as defined in Rule 144 under the Securities Act unless at the time of deposit they may be freely transferred under that rule, or have been registered under the Securities Act.

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

Change of Control

     We have a “classified” board of directors because our directors must retire by rotation. This means that (if the retiring directors are willing to continue to act and are approved by the board and offer themselves for re-election) only approximately one-third of our directors are eligible for election each year (in addition to any directors appointed by the board since the last annual general meeting).

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

     Real Entertainment Ltd. and DNI Holdings Ltd

     On October 25, 2005, we announced that we had entered into a conditional agreement to acquire certain assets of Real Entertainment Ltd. and the entire issued capital of DNI Holdings Ltd. (together the “SPORTSBETTING.COM group”), which was then our largest licensee. The transaction subsequently completed on December 13, 2005.

     The original terms of the acquisition were for a maximum consideration of up to $96 million payable 75 percent in cash and 25 percent in new ordinary shares of the Company. On completion in December, $54 million was paid in cash to the sellers (or vendors) with the outstanding balance depending on the final agreed profit before tax (“PBT”) for the twelve months ending December 31, 2005.

     In March 2006, we agreed with the vendors of the SPORTSBETTING.COM business that the final PBT for the twelve months ended December 31, 2005 was $13.6 million. Under the terms of the acquisition agreement this meant that total consideration of $81.8 million would be payable, or 6 times the PBT for the period. During the period between completion and agreement of the final PBT, we had paid a further $10.8 million into escrow. On agreement of the final PBT we recovered $3.5 million of these escrow funds and $1.2 million was released to the vendors. The remaining $6.1 million remains in escrow subject to warranty covenants and will be released to the vendors on October 1, 2006 subject to no warranties having been breached.

     In addition, on agreement of the PBT, we issued $20.4 million in new ordinary shares of the Company issued at 125 pence to the vendors subject to agreed lock-up arrangements. $2.0 million of these shares remain in escrow subject to the same warranty covenants mentioned above.

     Financing of the cash portion of the purchase consideration was through our existing cash reserves, plus a $40 million loan facility arranged through Barclays PLC (See Item 10: “Loan facilities with Barclays plc”). The term of the loan is 27 months from the drawdown date of December 12, 2005. Repayments are due quarterly throughout the term of the loan. In addition, World Gaming has an unutilized revolving facility with Barclays for $5 million. Further cash for the purpose of the acquisition was raised through the placing of 4.8 million new ordinary shares of the Company raising £6 million for the acquisition before expenses (See Item 10: “Private Placement on the AIM of the London Stock Exchange – December 2005”).

     The acquisition had an effective date of October 1, 2005. The effective date, which is earlier than the completion date is the date from which all of SPORTSBETTING.COM’s revenues and costs accrue to World Gaming. The business was acquired on a cash-free, debt-free basis as at the effective date.

     A Report on Foreign Private Issuer on Form 6-K was filed with the SEC on November 28, 2005, containing our Proposed Pacing of new Ordinary Shares, Acquisition of certain assets of Real Entertainment Ltd and the entire issued capital of DNI Holdings Limited, admission of the enlarged issued share capital to trading on AIM and notice of our Annual General Meeting document as filed with AIM and distributed to investors in respect of our proposed acquisition of the SPORTSBETTING.COM group and application to have our new ordinary shares be admitted to trading on AIM.

     Loan facilities with Barclays plc

     In December 2005, the Company entered into a loan facilities agreement with Barclays plc together with various composite guarantee and debenture agreements and a mortgage of shares agreement over WG International Limited. Facilities totaling $40,000,000.00 were drawn down on December 13, 2005 as partial funding of the cash paid to the vendors of SPORTSBETTING.COM (See Item 4: “Acquisition of the SPORTSBETTING.COM group”). The Company maintains an unutilized revolving credit facility with Barclays plc of $5,000,000.00.

     The loan facilities are repayable over a 27 month period concluding in March 2008. Quarterly principal repayments are due commencing March 31, 2006.

     The loan is split between Facility A of $25,000,000.00 and Facility B of 15,000,000.00. Interest in respect of Facility A is initially calculated at a rate of not more than 2.25% above U.S. dollar LIBOR and Facility B is initially calculated at a rate of not more than 2.75% above U.S. dollar LIBOR. Interest is payable in arrears dependant upon the nominated rollover dates for each of the facilities.

     Certain covenants have been agreed to as a result of the facilities agreements and an ongoing breach of any of these covenants is generally deemed to be an event of default. Under certain events of enforcement which generally are represented by events of default by the Company, Barclays plc may enforce its guarantee and debenture agreements over World Gaming plc, WG International Limited, Interactive Systems Inc. and DNI Holdings Limited to recover the outstanding facilities through its charge over the business and assets of each of these entities. In addition, Barclays plc holds a mortgage of shares over World Gaming plc and WG International as security over the loan facilities.

     The Company has agreed to certain information undertakings to be provided to the bank on a regular basis, including, but not limited to the provision of monthly management accounts, annual budgets and quarterly covenant certifications.

     Sportingbet Plc and its subsidiaries

     The Company entered into various agreements with Sportingbet on August 6, 2004 (the “Sportingbet Transaction”). The Company’s shareholders approved the Sportingbet Transaction at the Company’s AGM on October 12, 2004 and the Transaction closed on the same day taking effect from October 1, 2004. In summary, the Transaction consisted of: (i) the Company transferring its proprietary gaming software (“Gaming Software”) to Bullen Road LP, an entity jointly owned by Sportingbet and the Company so that Sportingbet and the Company own the Gaming Software in equal shares through Bullen Road LP; and (ii) the Company selling to Sportingbet the business and assets (the “Development Business”) relating to development, maintenance and second level support of the Gaming Software which was carried out by Inphinity Interactive Inc. Contractual arrangements were agreed whereby Sportingbet agreed to continue to provide development and maintenance services to the Company in relation to the Gaming Software at the cost of Sportingbet; and (iii) the parties entering into a deed formally terminating the Previous Gaming Software license between the parties; and (iv) Sportingbet committing to use the Company to provide hosting services for at least a 3 year period; and (v) Sportingbet relinquished its rights in the 13,506,205 American Depository Receipts Shares in the Company held by Sportingbet or its affiliates (“Sportingbet Shares”). As a result of these transactions, the Company is no longer receiving royalty fees from Sportingbet but no longer has the cost base of its Development Business. The Transaction was structured as follows.

     Internet Opportunity Entertainment Limited (an affiliate of Sportingbet) purchased a 50 percent interest in the Gaming Software from SSII Limited. Alea Software Limited (an affiliate of Sportingbet) purchased the Development Business from Inphinity Interactive, Inc. The consideration payable by Sportingbet for the 50 percent interest in the Gaming Software and the acquisition of Development Business was as follows:

(i)	$10 million cash, to be paid in installments as specified. Full amount to be paid before November 1, 2005.

(ii)	Additional consideration valued at $3.3 million payable in kind through the (i) cancellation of all rights in the Sportingbet Shares and an agreement to transfer those shares upon the Company’s request and direction for a nominal consideration of $1; and

(iii)	the waiver of the $900,000 Convertible Loan Note.

     The full payment of the $10 million is secured by a pledge over Sportingbet’s partnership interest in Bullen Road LP and share interest in the Gwladys Street Limited (being the general partner of Bullen Road LP).

     Both SSII Limited and Internet Opportunity Entertainment Limited contributed their respective 50 percent interest in the Gaming Software to Bullen Road LP (a newly incorporated exempt liability partnership in the Cayman Islands). Bullen Road LP is a 50:50 joint venture between SSII Limited and Internet Opportunity Entertainment Limited.

     Bullen Road LP has granted Internet Opportunity Entertainment Limited and SSII Limited a perpetual, royalty free license to use the Gaming Software. The Company may continue to license the Gaming Software to any third party as it did before the transaction. Sportingbet may use the Gaming Software royalty free for its existing licensees and for the benefit of members of its group. Sportingbet cannot sublicense the Gaming Software to the Company’s licensees. Both parties will make royalty type payments to each other in the following situations:

(i)	Sportingbet will pay 5 percent of a licensee’s net win to the Company for any new white-label marketing partner taken on after closing of the transaction;

(ii)	the Company will pay 5 percent of licensee’s net win to Sportingbet if it acquires a controlling interest in a competitor of Sportingbet or enters into a transaction with a competitor which requires the Company or the competitor to consolidate any or all of each other’s revenues;

(iii)	the Company will pay 5 percent of the relevant websites’ net win if it owns and operates its own gaming website which competes with Sportingbet.

     Where such payments are due, these will continue for the duration of the joint partnership in Bullen Road LP and for a period of three years from the date of its termination.

     Inphinity Interactive, Inc. sold its Development Business to Alea Software Limited and Alea Software Limited took on the employees of the Development Business.

     Alea Software Limited has entered into a development services contract with Bullen Road LP, the Company and Sportingbet, pursuant to which Alea Software Limited agrees to continue to provide second level support to the Company and also to continue developing and maintaining the Gaming Software in accordance with a plan agreed between the Company and Sportingbet (the “Development Plan”). Sportingbet and the Company shall directly share in the objectives of the Development Plan on a 70/30 basis, respectively. The cost of implementing this Development Plan will be fully funded by Sportingbet. The Company may purchase additional development time should the need arise at a price of cost 10 plus percent. Other than the Company’s input in agreeing the Development Plan, Sportingbet will otherwise have full control over Alea Software Limited, including implementation of the Development Plan.

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

     Sportingbet may not terminate the joint partnership in Bullen Road LP and the services to be provided by Alea Software Limited for the first 3 years’ from completion of the transaction. Thereafter, Sportingbet may terminate upon 12 months notice to the Company. However, Sportingbet may terminate at any time if certain events of default occur, such as material breach by the Company or a material change in control of the Company. The Company may terminate the partnership in Bullen Road LP at any time on 3 months’ notice to Sportingbet.

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

     The parties have entered into the following ancillary arrangements:

(i)	Information Technology Services – The Company will provide certain U.S. facing hosting services to Sportingbet on an exclusive basis for the life of the proposed transaction. Such services will be charged on the basis of actual cost plus a 10 percent margin.

(ii)	Sportingbet Ancillary Services – Sportingbet or its affiliates will continue to provide certain customer and transaction processing services to the Company’s existing and future licensees.

(iii)	European Agency Agreement – Sportingbet will provide the Company through a joint marketing arrangement, with access to Sportingbet’s technology to allow the Company to market a European gaming solution for the benefit of existing and future licensees. Under the Framework Agreement, this agreement was supposed to have been completed as at the closing of the Transaction. The agreement has not yet been completed due to some delay in working out the detailed terms. The directors consider that the agreement is now close to being completed.

     Agreements in respect of the Sportingbet Transaction have been included as exhibits to a Report on Foreign Private Issuer on Form 6-K filed with the SEC on April 4, 2005.

Employment and Consulting Agreements

     James H. Grossman, Chairman

     James H. Grossman serves as our non-executive Chairman of the Board and as a member of our board of directors under an agreement effective from April 11, 2003 which we can terminate at-will, although we would be required to pay severance in lieu of notice equal to 12 months’ fees and all benefits. Mr. Grossman is required to give 12 months’ notice to terminate the agreement.

     Effective December 15, 2005 Mr. Grossman’s annual fees for serving as the Group’s Chairman are £21,600. Mr. Grossman receives annual remuneration of £107,000. In addition, Mr. Grossman receives an annual housing allowance and certain other additional benefits where he is required to be relocated. Mr. Grossman may achieve a performance related bonus of 50 percent of his annual salary and he is entitled to a deferred bonus of 75 percent of the aggregate of all bonuses paid to him over the previous 3 years. Mr. Grossman received his entitlement to this deferred bonus in April 2006. Mr. Grossman is also entitled to reasonable healthcare benefits including long-term care insurance not to exceed US$550 per month. Pursuant to the agreement, Mr. Grossman has received share options to purchase ordinary shares at certain exercise prices, these options are detailed at Item 6: Directors, Senior Management and Employees.

     The agreement contains provisions restricting Mr. Grossman from competing with us and from soliciting our employees for a period of twelve months. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they only go as far as is reasonably necessary to protect our legitimate business interests.

     A. Daniel Moran, Chief Executive Officer

     Daniel Moran serves as our Chief Executive Officer and as a member of our board of directors under an agreement effective from April 11, 2003 which we can terminate at-will, although we would be required to pay severance in lieu of notice equal to 12 months’ salary and all benefits. Mr. Moran is required to give 12 months’ notice to terminate the agreement.

     Mr. Moran is required to devote the whole of his time, attention and skill to our business and affairs during our normal business hours and is also required to work such additional hours as are necessary to fulfill his duties under the agreement.

     Mr. Moran receives an annual salary of £190,000. He is paid an annual housing allowance of $72,000 and certain other additional benefits, and an allowance of $1,000 per month for school fees. Mr. Moran is also eligible for a performance bonus of up to 50 percent of his annual salary and a deferred bonus of 75 percent of the aggregate of all bonuses paid to him over the previous 3 years. Mr. Moran received his entitlement to this deferred bonus in April 2006. He is entitled to pension benefits of 6 percent of basic salary. We are required to provide reasonable healthcare benefits for him and his family including life insurance and disability insurance for him only. We are also to provide a fully maintained company car. Pursuant to the agreement, Mr. Moran has received share options to purchase ordinary shares at certain exercise prices, these options are detailed at Item 6: Directors, Senior Management and Employees.

     The agreement contains post-termination provisions restricting Mr. Moran from competing with us and from soliciting our employees for a period of twelve months. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they only go as far as is reasonably necessary to protect the legitimate business interests.

     David Naismith, Chief Financial Officer

     David Naismith serves as our Chief Financial Officer and as a member of our board of directors under an agreement effective from August 1, 2003 which we can terminate at-will, although we would be required to pay severance in lieu of notice equal to 12 months’ salary and all benefits. Mr. Naismith is required to give 12 months’ notice to terminate the agreement.

     Mr. Naismith is required to devote the whole of his time, attention and skill to our business and affairs during our normal business hours and is also required to work such additional hours as are necessary to fulfill his duties under the agreement.

     Mr. Naismith receives an annual salary of £155,000, an annual housing allowance of $48,000 and certain other additional benefits. Mr. Naismith is also eligible for a performance bonus of up to 50 percent of his annual salary and a deferred bonus of 75 percent of the aggregate of all bonuses paid to him over the previous 3 years. Mr. Naismith received his entitlement to this deferred bonus in August 2006. He is entitled to pension benefits of 6 percent of basic salary. We are required to provide him with reasonable healthcare benefits for him and his family including life insurance and disability insurance for him only. We also are to provide a fully maintained company car. Pursuant to the agreement, Mr. Naismith has received share options to purchase ordinary shares at certain exercise prices, these options are detailed at Item 6: Directors, Senior Management and Employees.

     The agreement contains post-termination provisions restricting Mr. Naismith from competing with us and from soliciting the our employees for a period of twelve months. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they only go so far as is reasonably necessary to protect our legitimate business interests.

     Jonathan Moss, Sales and Marketing Director

     Jonathan Moss serves as our Director of Sales and Marketing under an agreement effective from January 1, 2005 which can be terminated by either Mr. Moss or us upon 6 months’ notice of termination.

     Mr. Moss receives an annual salary of £100,000. He is required to devote the whole of his time, attention and skill to our business and affairs during our normal business hours and is also required to work such additional hours as are necessary to fulfill his duties under the agreement. We are required to provide reasonable healthcare benefits for him and his family, including life assurance and disability insurance for him only.

     Mr. Moss is eligible for a performance bonus of up to 50 percent of his annual salary and a deferred bonus of 75 percent of the aggregate of all bonuses paid to him over the previous 3 years. Pursuant to the agreement, Mr. Moss has received share options to purchase ordinary shares at certain exercise prices, these options are detailed at Item 6: Directors, Senior Management and Employees.

     The agreement contains post-termination restrictions attempting to stop Mr. Moss from competing with us and soliciting our employees for a period of twelve. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they only go as far as is reasonably necessary to protect our legitimate business interests.

     Clare Roberts, Non-employee Director

     Clare Roberts serves as a non-employee director on our board of directors under an agreement effective from October 18, 2000 which we can terminate at-will, although we would be required to pay severance in lieu of notice equal to 3 months’ fees and all benefits. He is required to give 3 months’ notice to terminate the agreement.

     Mr. Roberts receives an annual fee of £21,600 pursuant to the agreement. Mr. Roberts has received share options to purchase ordinary shares at certain exercise prices, these options are detailed at Item 6: Directors, Senior Management and Employees.

     Michael Cumming, Non-employee Director

     Michael Cumming serves as a non-employee director on our board of directors under an agreement effective from March 1, 2005 which we can terminate at-will, although we would be required to pay severance in lieu of notice equal to 3 months’ fees and all benefits. He is required to give 3 months’ notice to terminate the agreement.

     Mr. Cumming receives an annual fee of £21,600. Pursuant to the agreement, Mr. Roberts has received share options to purchase ordinary shares at certain exercise prices, these options are detailed at Item 6: Directors, Senior Management and Employees.

Taxation

     The following discussion sets forth the material U.S. federal income tax consequences and the material U.K. tax consequences of the ownership and disposition of our American Depositary Shares or ordinary shares by a U.S. Holder. This summary is for general information purposes only. A U.S. Holder is a beneficial owner of our American Depositary Shares or ordinary shares that is:

•     a citizen or individual resident of the United States;

•     a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that is created or organized in the United States or under the law of the United States or of any state or the District of Columbia;

•     an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•     a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

     The following discussion addresses only the tax consequences to a U.S. Holder that is a portfolio investor, that is, a U.S. Holder that does not own at any time, directly or indirectly, American Depositary Shares or ordinary shares representing ten percent or more of the voting power of our stock.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISERS REGARDING YOUR PARTICULAR TAX CONSEQUENCES.

United Kingdom Tax Consequences

     The following discussion sets forth the material U.K. tax consequences of the ownership and disposition of our ordinary shares or American Depositary Shares by Qualifying U.S. Holders. A “Qualifying U.S. Holder” is a U.S. Holder who is a resident of the United States for purposes of the recently revised U.S.-U.K. income tax treaty, who owns or controls less than ten percent of the Company’s outstanding voting power and who has acquired his American Depositary Shares or ordinary shares for bona fide commercial reasons as an investment and not in connection with any business carried on through a permanent establishment situated in the United Kingdom or for the purposes of securing the benefit of Article 10, relating to dividends, of the U.S.-U.K. income tax treaty. This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder. This discussion is based on the current provisions of United Kingdom domestic tax law, current regulations promulgated thereunder, judicial decisions and published positions of the Inland Revenue and/or Customs and Excise and other applicable authorities, all as in effect as of the date hereof, and each of which is subject to change or to differing interpretations, possibly with retroactive effect. This discussion does not address all aspects of U.K. taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances.

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

     Distributions on American Depositary Shares or Ordinary Shares

     An individual shareholder resident in the United Kingdom generally is entitled to a tax credit, referred to as the “U.K. tax credit”, in respect of any cash dividend received equal to one-ninth of the dividend. Under the prior law, the payment from the U.K. Inland Revenue to a Qualifying U.S. Holder was reduced by a U.K. withholding tax equal to the lesser of (1) 15 percent of the sum of the dividend and the amount of the U.K. tax credit and (2) the amount of the U.K. tax credit. Currently, the U.K. does not, in general, impose a dividend withholding tax.

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

     Inheritance Tax and Gift Taxes on U.S. Holders

     Our ordinary shares and almost all of the American Depositary Shares are assets situated in the United Kingdom for the purposes of U.K. inheritance tax. An individual who is domiciled in the United States and who is not a national of the United Kingdom for purposes of the U.S.-U.K. estate and gift tax treaty, however, generally will not be subject to U.K. inheritance tax in respect of our American Depositary Shares or ordinary shares on the individual’s death or to U.K. gift tax on a gift of World Gaming American Depositary Shares or ordinary shares during the individual’s lifetime, provided that any applicable U.S. federal estate or gift tax liability is paid. In the exceptional case where World Gaming American Depositary Shares or ordinary shares are subject both to U.K. inheritance tax and to U.S. federal estate or gift tax, the U.S.-U.K. estate and gift tax treaty generally provides for any tax paid to the United Kingdom to be credited against tax payable to the United States or for any tax paid to the United States to be credited against tax payable to the United Kingdom based on priority rules set out in that treaty. Where, however, the ordinary shares or American Depositary Shares are shares or American Depositary Shares in a company which, when taken with its subsidiaries, exists wholly or mainly for trading purposes, business property relief from U.K. inheritance tax may be available to reduce or eliminate the tax unless, as in the case of our American Depositary Shares or ordinary shares, they may be deemed “quoted on a recognized stock exchange” for the purposes of U.K. domestic inheritance tax, if the shareholding in questions does not carry control.

     Stamp Duty and Stamp Duty Reserve Tax

     A transfer for value of our ordinary shares will normally be subject to ad valorem stamp duty or to stamp duty reserve tax. Stamp duty tax will arise on the execution of an instrument to transfer our ordinary shares. Stamp duty reserve tax will arise on the entry into an agreement to transfer our ordinary shares, but the charge may be canceled if stamp duty has been paid. Stamp duty and stamp duty reserve tax are normally a liability of the purchaser. The rate of stamp duty payable is 0.5 percent of the consideration rounded to the nearest £5, and 0.5 percent of the consideration in the case of stamp duty reserve tax. There is no charge to U.K. stamp or other duties on the issue by a U.K. incorporated company of shares in itself.

     There should be no charge to U.K. stamp duty on the transfer of American Depositary Shares of World Gaming, provided the agreement and the conveyance of transfer, if any, are executed outside the United Kingdom.

     Taxation of the Company

     A company that is incorporated in the United Kingdom prima facie is treated as being resident in the United Kingdom for tax purposes. However, this treatment will not apply if the effective management and control of the company, that is, broadly, the exercise by the board of directors of that company of their function, takes place in another country with which the United Kingdom has an appropriate double tax treaty. A company whose management and control is exercised in the United Kingdom is also generally resident in the United Kingdom regardless of its country of incorporation. A company that is tax resident in the United Kingdom is liable to U.K. tax on its worldwide income and gains at a maximum effective rate of up to 30 percent. Tax credit for foreign taxes on the foreign income is generally given up to the amount of UK tax chargeable on the income. If the tax residence of a U.K. company changes from the United Kingdom to that of another jurisdiction, under U.K. tax regulations it would be deemed to have disposed of all of its chargeable assets, i.e., its shares in its subsidiaries and any other chargeable assets that it owns, including the goodwill of any trade carried on by it, for each asset’s market value at the date of the change of residence. It is, therefore, crucial to ensure that the exercise by the board of directors of their functions is conducted in the territory of its intended tax residence and if different from the U.K. there is a tax treaty with that intended territory so as to ensure that there is no change of a U.K. resident company’s tax residence out of the United Kingdom.

     Taxation of a U.K. Company that Controls Certain Controlled Foreign Companies

     If any of the subsidiaries of a U.K. resident company are deemed resident in another tax jurisdiction so that that subsidiary is liable to tax or its profits, other than capital gains, that is less than 75 percent of the tax it would have paid on those profits if liable to tax in the United Kingdom, then unless 90 percent of that subsidiary’s profits are paid up as a dividend to a U.K. resident company, within 18 months of the end of the accounting period in which they are earned or an exemption from these rules applies, those profits will be treated as profits of the U.K. company and taxed accordingly (with credit for foreign tax calculated in accordance with the applicable U.K. laws). Therefore, in relevant circumstances, we would be subject to U.K. tax (currently at the rate of 30 percent) on the profits of the overseas subsidiaries, subject to appropriate credit for the relevant overseas tax in respect of such profits. We have engaged advisors to prepare an application to the United Kingdom tax authorities for a ruling that the profits that are generated by our Antiguan resident companies fall within an exemption from these rules. This would mean that the profits would not be treated as profits of the UK parent company until such time as they are formally paid out as dividends.

     Taxation of Certain Dividends Received by a U.K. Holding Company

     After the reorganization involving LVA and certain internal restructuring that has occurred in 2004 and 2005, we own WG International Limited, which in turn owns the entire issued share capital of LVA and certain other operating subsidiaries of our corporate group. Thus, some of the dividends or other distributions received by WG International Limited and World Gaming will have passed through its U.S. subsidiary. And some portion of those dividends may be subjected, in addition to any tax payable in the country of the operating subsidiaries, to U.S. federal income tax, generally at a rate of 34 percent or 35 percent, after giving credit, subject to limitations, for foreign income tax paid by the operating subsidiary. A dividend paid by the U.S. subsidiary will be subject to a U.S. withholding tax unless the earnings of the operating subsidiaries qualify the dividend for an exemption from that tax. Pursuant to the Old Tax Treaty, the 30 percent withholding tax imposed by U.S. federal income tax law would have been reduced to five percent for non-exempt dividends from the U.S. subsidiary to WG International Limited. Under the New Tax Treaty, it is possible that WG International Limited would not qualify for the benefits of the treaty, in which case that rate reduction would not apply, and dividends from LVA to WG International Limited would be subject to a U.S. withholding tax. We believe, based on the current ownership and trading of our stock, that there is a significant risk that WG International Limited would not qualify for the benefits of the New Tax Treaty. Alternatively, if WG International Limited were to qualify for the benefits of the New Tax Treaty, it is possible that U.S. withholding tax on those dividends would be eliminated entirely. For U.K. corporation tax purposes, the dividend from the U.S. subsidiary will be subject to U.K. tax payable at effective rates of between 20 percent and 30 percent, depending on the level of deemed or actual profits of the Company, but will be reduced by means of a credit for any U.S. withholding tax and for any federal and state income tax paid by LVA on the earnings distributed by it and, to the extent that LVA’s income is derived from dividends received from its operating subsidiaries, the corporate income tax paid by such operating subsidiaries in their countries of operation. However, the credit cannot exceed the effective U.K. corporation tax payable and is further restricted by detailed and complicated tax anti-avoidance and other provisions. Thus, the U.S. tax and the taxes paid in the countries in which the operating subsidiaries are situated, if relevant, could exceed the U.K. tax, and no credit will be available in respect of the excess. Further, the credit against foreign taxes suffered on profits from which a dividend is paid is based on an assumption that all available relief and exemptions from the foreign tax have been claimed by the overseas company.

United States Federal Income Tax Consequences

     This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated thereunder, judicial decisions and published positions of the U.S. Internal Revenue Service, known as the “IRS”, and other applicable authorities, all as in effect as of the date hereof, and each of which is subject to change or to differing interpretations, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion considers only U.S. Holders that will own American Depositary Shares or ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations;

•	are financial institutions or insurance companies or other entities that derive financial services income;

•	hold American Depositary Shares or ordinary shares as part of a straddle, “hedge”, “conversion transaction” or other risk reduction strategy with other investments;

•	have a functional currency that is not the U.S. dollar; or

•	are regulated investment companies.

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

     Taxation of Dividends Paid on American Depositary Shares or Ordinary Shares

     A U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on an American Depositary Share or ordinary share, including any U.K. tax withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current and/or accumulated earnings and profits as determined for U.S. federal income tax purposes. A distribution in excess of earnings and profits will be treated first as a nontaxable return of capital, reducing the U.S. Holder’s basis in the American Depositary Share or ordinary share and, to the extent in excess of basis, will be treated as gain from the sale or exchange of the American Depositary Share or ordinary share. The amount of any distribution paid in any currency other than the U.S. dollar will equal the U.S. dollar value of the other currency calculated by reference to the exchange rate in effect on the date the distribution is received by the Depositary, in the case of American Depositary Shares, or by the U.S. Holder, in the case of ordinary shares, regardless, in each case, of whether the other currency is converted into U.S. dollars. Gain or loss, if any, realized on a sale or other disposition of the other currency will be ordinary income or loss. Our dividends will not qualify for the dividends received deduction generally available to corporations.

     On May 28, 2003, the Jobs and Growth Reconciliation Tax Act of 2003 was enacted. The 2003 Tax Act reduces the rate of federal income tax imposed on certain kinds of corporate dividends received by individuals. The rate reductions, where applicable, limit the maximum rate of federal income tax on such dividends to 15 percent, commencing with dividends paid in tax years beginning after 2002. The new rules are currently scheduled to expire after the year 2008. The new rules apply only to “qualified dividend income” and, if not paid by a U.S. corporation, only to qualified dividend income paid by a “qualified foreign corporation.” It is unclear whether dividends we pay to an individual U.S. Holder would qualify for the rate reductions introduced by the 2003 Tax Act, primarily due to uncertainty as to whether we satisfy the requirements to be a “qualified foreign corporation.” While we appear to satisfy certain threshold tests relating to our eligibility for the benefits of a comprehensive U.S. tax treaty, the 2003 Tax Act specifically denies qualified foreign corporation status to any corporation that was a passive foreign investment company, or PFIC, in either the taxable year of the dividend distribution or the preceding taxable year. Therefore, if we are a PFIC in the year we make a dividend distribution, or were a PFIC in the preceding year, the dividend would not qualify for the reduced rates introduced by the 2003 Tax Act. See the discussion below in “Taxation – United States Federal Income Tax Consequences – Tax Consequences for U.S. Holders – Tax Consequences if We Are a Passive Foreign Investment Company” for a more detailed description of the PFIC rules and their possible application to our operations.

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

     The New Tax Treaty and current laws modify these rules. The U.K. generally does not impose dividend withholding tax under current law, and the New Tax Treaty generally eliminates the requirement that the U.S. permit U.S. Holders to claim a credit, based on “grossed-up” dividend income, for integrated taxes paid by the U.K. company in which they own shares.

     The foreign tax credit rules in the Code are exceedingly complex, and each U.S. Holder is urged to consult its own tax adviser regarding those rules.

     Taxation on Disposition of Ordinary Shares

     Subject to the rules applicable to passive foreign investment companies, controlled foreign corporations and foreign investment companies, discussed below, upon the sale, exchange or other disposition of an American Depositary Share or ordinary share, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference, if any, between the U.S. Holder’s basis in the American Depositary Share or ordinary share, which usually is the U.S. Holder’s cost of the American Depositary Share or ordinary share, and the amount realized on the disposition computed in U.S. dollars. Capital gain from the sale, exchange or other disposition of an American Depositary Share or ordinary share held more than one year, including any capital gain recognized on a distribution that exceeds earnings and profits and basis in the American Depositary Share or ordinary share on which it is paid, is long-term capital gain, and, in the case of a U.S. Holder that is not a corporation, is generally eligible for a maximum 15 percent rate of taxation. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of an American Depositary Share or ordinary share generally will be treated as U.S. source income or loss for purposes of the U.S. foreign tax credit limitations. Unless an exception to that general source rule applies, or unless the U.S. Holder has other foreign source income in the same class or “basket” that is subject to foreign tax at a rate below the U.S. federal income tax rate on that income, the limitations on the foreign tax credit may prevent the U.S. Holder from claiming a foreign tax credit for part or all of any U.K. tax paid by the U.S. Holder on the disposition of an American Depositary Share or ordinary share. The deductibility of a capital loss recognized on the sale, exchange or other disposition of an American Depositary Share or ordinary share is subject to limitations. An exchange, deposit or withdrawal by a U.S. Holder of ordinary shares in exchange for American Depositary Shares, or vice versa, will not be subject to any U.S. Federal income tax.

     Tax Consequences if We Are a Passive Foreign Investment Company

     In general, we will be a passive foreign investment company, or PFIC, for any taxable year if either (1) 75 percent or more of our gross income in the taxable year is passive income, or (2) 50 percent or more of the average value, or, if our American Depositary Shares or ordinary shares are not regularly traded on any of certain designated stock exchanges and if we so elect, the adjusted basis, of our assets in the taxable year produces, or is held for the production of, passive income. The IRS takes the position that interest on working capital or any other cash is passive income and that the corresponding asset is an asset that produces or is held for the production of passive income. The PFIC rules can produce unfavorable tax consequences for a U.S. Holder if we are treated as a PFIC for any year while a U.S. Holder owns our American Depositary Shares or ordinary shares, and if that U.S. Holder does not make, or has not made, a timely election that remains in effect, for the first taxable year the U.S. Holder owns our American Depositary Shares or ordinary shares, and we are a PFIC, either to treat us as a “qualified electing fund” or, to mark the holder’s American Depositary Shares or ordinary shares to market. As described below, a “qualified electing fund” election will not be available to a U.S. Holder unless we provide certain information to U.S. Holders, and we provide no assurance that we will make that information available. In addition, a mark-to-market election will not be available to a U.S. Holder unless our American Depositary Shares or ordinary shares held by the U.S. Holder are “marketable stock”, and at the present time we believe there is a risk that the shares may not so qualify. If neither of those elections is available to, or, if available, is made by, a U.S. Holder, as described more fully below, the U.S. Holder will be subject to the adverse tax consequences described in the following paragraph if we are a PFIC. We have not undertaken a detailed determination of whether we are a PFIC and therefore cannot provide any assurance that we are not. Therefore, we may be a PFIC. Moreover, in the absence of a detailed analysis of our status as a PFIC performed by us, any assertion by the IRS with respect to a U.S. Holder that we are a PFIC might be upheld against that U.S. Holder, whether or not we are in fact a PFIC.

     Under the PFIC provisions, in any year in which the U.S. Holder either disposes of an American Depositary Share or ordinary share at a gain or receives an “excess distribution,” special rules apply to the taxation of the gain and the excess distribution. For purposes of these rules, “excess distributions” are the portion of our distributions in any taxable year, whether or not out of our earnings and profits, that exceed 125 percent of the average of the distributions (whose amount is subject to adjustment to the extent there were excess distributions) that the U.S. Holder received on the American Depositary Share or ordinary share during the previous three years, or, if shorter, the U.S. Holder’s holding period for the American Depositary Share or ordinary share on which the distributions are paid. A disposition of an American Depositary Share or ordinary share, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules. The gain or the excess distributions must be allocated ratably to each day the U.S. Holder has held the American Depositary Share or ordinary share. Amounts allocated to each year are taxable as ordinary income in their entirety and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to each prior year are taxable at the highest rate in effect for that year and are subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. Holder’s tax basis in an American Depositary Share or ordinary share that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s basis, if lower.

     The special PFIC rules described in the preceding paragraph will not apply to a U.S. Holder if the U.S. Holder makes a timely election, which remains in effect, to treat us as a “qualified electing fund,” or QEF, for the first taxable year in which the U.S. Holder owns an American Depositary Share or ordinary share and in which we are a PFIC. A U.S. Holder generally may make a QEF election only if we provide to the U.S. Holder certain information regarding our earnings and profits and net capital gain and certain other information regarding us. As indicated above, we provide no assurance that we will make any of that information available. A U.S. Holder that has made a valid QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long- term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching to a timely filed U.S. federal income tax return a properly completed IRS Form 8621 that reflects the information provided in the PFIC Annual Information Statement supplied by us to the shareholder and by filing a second copy of that form with the IRS Service Center in Philadelphia, Pennsylvania. As indicated above, we provide no assurance that we will make any of that information available. If we do not provide that information, a U.S. Holder will not be able to make a QEF election, in which case, unless our American Depositary Shares or ordinary shares held by a U.S. Holder are “marketable stock” or become “marketable stock”, a U.S. Holder will be subject to the rules described in the preceding paragraph with respect to our American Depositary Shares or ordinary shares unless if we are a PFIC or unless the U.S. Holder is able to rebut an assertion by the IRS that we are a PFIC. Without information provided by us a U.S. Holder may not be able to rebut an assertion by the IRS that we are a PFIC.

     Even if a QEF election is not made, if we are a PFIC in the hands of a U.S. Holder, that U.S. Holder must file each year a completed IRS Form 8621 with its U.S. Federal income tax return and file a second copy of that form with the IRS Service Center in Philadelphia, Pennsylvania. The annual Form

8621 filed by a person who has made a QEF election must include the information provided to the shareholder in the PFIC Annual Information Statement. As indicated above, we provide no assurance that we will make any of that information available. If we were to make that information available but later were to cease to make that information available, a QEF election by a U.S. Holder likely would terminate. We provide no assurance that, if we make any of that information available, we will continue to do so. Although a QEF election generally cannot be revoked, if a U.S. Holder made a timely QEF election for the first taxable year it owned an American Depositary Share or ordinary share and we are a PFIC, the QEF election does not apply in a later taxable year in which we do not satisfy the tests to be a PFIC. If a QEF election was not made for that first taxable year, certain elections can be made while a foreign corporation continues to satisfy the definition of a PFIC that, combined with a valid QEF election, provided that election is available by reason of our provision of necessary information, can cause the QEF election to be treated as having been made for that first taxable year. Those elections may require the electing shareholder to recognize gain on a constructive sale or to be taxable on the shareholder’s share of certain undistributed profits of the foreign corporation. If gain or income is recognized pursuant to one of these elections, the rules set forth in the preceding paragraph would apply to that gain or income.

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

     The special PFIC rules described above also will not apply to a U.S. Holder if the U.S. Holder elects to mark the U.S. Holder’s American Depositary Shares or ordinary shares to market each year, provided our stock is considered “marketable stock” within the meaning of the Treasury regulations. A U.S. Holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year between the fair market value of the holder’s American Depositary Shares or ordinary shares and the holder’s adjusted tax basis in the American Depositary Shares or ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

     In general, the American Depositary Shares or ordinary shares will be marketable stock within the meaning of the Treasury regulations if they are traded, other than in de minimis quantities, at least 15 days during each calendar quarter on a “qualified exchange or other market” within the meaning of the Treasury regulations. A U.S. exchange is a “qualified exchange or other market” if such exchange is a national securities exchange registered with the SEC, or the national market system established pursuant to section 11A of the Securities Exchange Act of 1934. A non-U.S. exchange is a “qualified exchange or other market” if the exchange is regulated or supervised by a governmental authority of the country where the market is located and (1) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market, and to protect investors, and the laws of the country where the exchange is located and the rules of the exchange ensure that those requirements are actually enforced, and (2) the rules of the exchange effectively promote active trading of listed stocks. If a non-U.S. exchange has more than one tier or market level on which stock may be separately listed or traded, each such tier is treated as a separate exchange. If our American Depositary Shares and ordinary shares were not “marketable stock” within the meaning of the Treasury regulations, the mark-to-market election would not be available to U.S. Holders. If a QEF election also is not available, for example, because we do not provide the necessary information to U.S. Holders, or if a U.S. Holder does not make a QEF election, the adverse PFIC rules set forth in the fifth preceding paragraph will apply to all U.S. Holders or a non-electing U.S. Holder. As noted above, we provide no assurance that we will make available any of the information necessary for a QEF election.

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

     A U.S. Holder who owns American Depositary Shares or ordinary shares during a year we are a PFIC, who did not make a valid and timely QEF election for the first taxable year in which the U.S. Holder owns an American Depositary Share or ordinary share and in which we are a PFIC, or a valid QEF election in a later year while we continue to satisfy the definition of a PFIC, as described in the fifth preceding paragraph, and who has not made a valid mark-to-market election generally will remain subject to the rules set forth in the seventh preceding paragraph for all taxable years. In that event, those rules will apply to any gains on dispositions of American Depositary Shares or ordinary shares and to any “excess distributions.” It is, however, possible for a U.S. Holder to avoid this “once a PFIC, always a PFIC” result by electing to treat all of the U.S. Holder’s American Depositary Shares or ordinary shares as sold for their fair market value as of the last day of the last taxable year we satisfy the tests to be a PFIC, provided that election is made within three years of the due date, including extensions, for the U.S. Holder’s taxable year that includes the last day of the taxable year we satisfy the tests to be a PFIC. If a gain is recognized on that constructive sale, the rules set forth in the seventh preceding paragraph would apply to that gain.

     We may be a PFIC for the years 2003, 2004 or 2005. Many aspects of the taxation of Internet businesses that could be relevant to our status as a PFIC are subject to considerable uncertainty. In addition, as noted above, we have not undertaken any determination of whether we are a PFIC and therefore cannot provide any assurance that we are not. In addition, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that, even if we were not a PFIC for the year 2004, we will not be a PFIC in 2005 or any subsequent year. Moreover, we provide no assurance that we will make any determination in the future whether we are a PFIC at that time. Finally, in the absence of an analysis of our status as a PFIC performed by us, any assertion by the IRS with respect to a U.S. Holder that we are in any particular year a PFIC could be upheld against that U.S. Holder, whether or not we are in fact a PFIC.

     U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE PFIC RULES, INCLUDING THE CONSEQUENCES TO THEM OF MAKING A QEF OR MARK-TO-MARKET ELECTION, PROVIDED THOSE ELECTIONS ARE AVAILABLE, WITH RESPECT TO OUR AMERICAN DEPOSITARY SHARES or ORDINARY SHARES IF WE ARE A PFIC.

Controlled foreign corporation rules

     Special U.S. federal income tax rules apply to certain holders in a foreign corporation classified as a “controlled foreign corporation,” or CFC. A foreign corporation will not constitute a CFC unless U.S. shareholders, each of whom owns ten percent or more of its voting power, referred to hereafter as “10% Voting U.S. Shareholders”, collectively own more than 50 percent of the total combined voting power or total value of the corporation’s stock. Any U.S. person that owns, directly or indirectly through foreign persons, or is considered to own, by application of certain constructive ownership rules, ten percent or more of the total combined voting power of all classes of stock of a foreign corporation will be considered to be a 10% Voting U.S. Shareholder.

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

Foreign personal holding company and personal holding company rules

     Special U.S. federal income tax rules apply to a holder in a “foreign personal holding company,” or FPHC, and to the U.S. source income of a foreign corporation that is a “personal holding company.” A foreign corporation will not constitute a FPHC unless five or fewer individuals who are U.S. citizens or residents own, directly or constructively, more than 50 percent of the voting power or the value of its shares. A corporation will not constitute a “personal holding company,” or PHC, unless five or fewer individuals own, directly or constructively, more than 50 percent of the value of its shares at any time during the last half of its taxable year. Based upon the current ownership of our stock, we believe that we are not a FPHC or PHC.

Foreign investment company rules

     Special rules also apply to treat as ordinary income any gain realized on the sale of shares of a “foreign investment company.” We believe that we will conduct our business and obtain controlling interests in subsidiaries so as not to be a “foreign investment company.”

Tax Consequences for Non-U.S. holders

     Except as described in “Information reporting and back-up withholding” below, a Non-U.S. Holder of an American Depositary Share or ordinary share will not be subject to U.S. federal income or withholding tax on any gain recognized on the payment of dividends on, or gain from a disposition of, an American Depositary Share or ordinary share, unless:

•     the income or gain is effectively connected with the conduct by the Non-U.S. Holder of trade or business in the United States and, in the case of a resident of a country that has a treaty with the United States, the income is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

•     in case of gain from a disposition of an American Depositary Share or ordinary share, the Non-U.S. Holder is an individual who holds the American Depositary Share or ordinary share as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•     the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates.

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

     The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided certain required information is furnished to the IRS.

Taxation of the Company

     We are subject to U.S. federal income tax only to the extent that we derive U.S. source income that is subject to U.S. withholding tax or income that is effectively connected with the conduct of trade or business within the United States and is not exempt from U.S. tax under the U.S.-U.K. New Tax Treaty or Old Tax Treaty. Our indirect U.S. subsidiary will continue to be subject to U.S. tax on its worldwide income, including dividends, if any, we receive from non-U.S. subsidiaries, and dividends, if any, we pay to WG International Limited may be subject to a U.S. withholding tax, unless the earnings of the operating subsidiaries qualify the dividends for an exemption from that tax. Pursuant to the Old Tax Treaty, the 30 percent withholding tax imposed by U.S. Federal income tax law was reduced to five percent for non-exempt dividends from the U.S. subsidiary to WG International Limited. Under the New Tax Treaty, it is possible that WG International Limited would not qualify for the benefits of the treaty, in which case that rate reduction would not apply, and dividends from its subsidiaries to WG International Limited would be subject to a U.S. withholding tax. We believe, based on the current ownership and trading of our stock, that there is a substantial risk that neither WG International Limited nor World Gaming plc will qualify for benefits under the New Tax Treaty. Alternatively, if WG International Limited were to qualify for the benefits of the New Tax Treaty, U.S. withholding tax on those dividends could be eliminated entirely. In addition, if WG International Limited were not to qualify for the benefits of the New Tax Treaty, other income of WG International or World Gaming plc that is from U.S. sources or that is effectively connected with trade or business conducted in the United States may become subject to U.S. federal income tax at higher rates.

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

     We are subject to the informational requirements of the Securities Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference room of the SEC at: 100 F Street, NE, Room 1580, Washington, D.C. 20549. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Additionally, copies of this material may also be obtained from the SEC’s website at http://www.sec.gov.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our reporting currency is the U.S. dollar. We are exposed to foreign exchange risk on our net Canadian dollar asset position (approximately $367,000 CDN or $315,000 U.S. as of December 31, 2005). The main exposure in this regard is the Canadian dollar weakening against the U.S. dollar, which would cause our net Canadian position to “decline” after translation to the U.S. dollar.

     Exposure arises primarily from the operations of our subsidiaries in Canada which incur certain administrative expenses in Canadian dollars (approximately $1.4 million CDN or $1.2 million U.S. for the year ending December 31, 2005) but do not derive any sales directly from customers. Subsequent to October 1, 2004 such Canadian dollar denominated expenses have materially decreased as a result of the Sportingbet Transaction (See Item 4: Sportingbet Transaction and Item 10: Material Contracts). Funding for Inphinity and as of October 1, 2004, WG Interactive, comes from our non-Canadian subsidiaries that derive their sales in U.S. dollars. Therefore the ultimate cost of our operations in Canada is dependent on the relative strength of the Canadian dollar to the U.S. dollar. We have not hedged against this risk.

     Our net Canadian asset position at December 31, 2005 is summarized as follows (in thousands of U.S. dollars with previous year comparatives included):

	2005	2004
Cash and cash equivalents	$21	$20
Other current assets	51	33
Total current assets	72	53

Other assets	280	112
Current liabilities	(37)	(73)
Long-term liabilities	—	—
Net Canadian dollar denominated assets	$315	$92

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

     Under the terms of the Sportingbet agreement (See Item 4: Sportingbet Transaction and Item 10: Material Contracts), Sportingbet has irrevocably agreed to the waiving of all voting, dividend, rights to transfer, rights to participate (other than the right to attend meetings) and other similar rights attaching to such shares in respect of the 13,506,204 issued ordinary shares of the Company held by the Sportingbet Plc group of companies. Sportingbet Plc has agreed to transfer these shares to us for a total consideration of $1 when we request that it do so. Our board of directors has confirmed that we will purchase these shares when we have available distributable profits. Until this occurs, these shares and the associated share premium attached are treated as non-equity interests.

Use of Proceeds from Offering

     Not applicable.

Item 15. CONTROLS AND PROCEDURES

     Our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (“Exchange Act”)), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms. There has not been any change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2005 that has materially affected, or is reasonably likely to affect the Company’s internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     See Item 6. Committees of the board of directors.

Item 16B. CODE OF ETHICS

     In August 2003, our board of directors adopted a Code of Ethics, which is attached hereto as an exhibit to this Form 20-F.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Set out below are fees charged for services provided by the Company’s principal accountant for its US GAAP financial statements for the years ended December 31, 2005 and 2004:

	2005	2004
Audit fees	45,000	60,500

Audit – related fees (1)	—	—

Tax fees (2)	7,000	2,909

All other fees (3)	4,200	—

Total	56,200	63,409

(1)	Not applicable.

(2)	The tax fees described in this category relate to assistance provided in the preparation and filing of tax returns for the Company.

(3)	All other fees described in this category relate to work carried out in respect of responses to the SEC in respect of its review of the Company’s 2004 20-F.

     The audit committee is responsible for reviewing and approving any engagement letter with our auditors. This engagement letter is reviewed annually and sets out expected fees.

     Any fees greater than 10% of the annual audit fee are generally pre-approved by the audit committee.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     Set out below are purchases made by or on behalf of the Company or any affiliated purchaser of shares or ADRs of the Company’s equity securities:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
January 1, 2005 – January 31, 2005	—	—	—	—

February 1, 2005 – February 28, 2005	—	—	—	—

March 1, 2005 – March 31, 2005	—	—	—	—

April 1 2005 –
April 30, 2005

May 1, 2005 –	—	—	—	—
May 31, 2005

June 1, 2005 –	—	—	—	—
June 30, 2005

July 1, 2005 –	—	—	—	—
July 31, 2005

August 1, 2005 – August 31, 2005	—	—	—	—

September 1, 2005 – September 30, 2005	—	—	—	—

October 1, 2005 – October 31, 2005	—	—	—	—

November 1, 2005 – November 30, 2005			—	—

December 1, 2005 – December 31, 2005	—	—	—	—

Total

Mr. Grossman, a Director of the Company purchased 10,000 ADRs on the open market in February, 2005. This brings Mr. Grossman’s total beneficial ownership in the Company’s ADRs to 20,002 or 0.5% of the outstanding ADRs at May 31, 2005.

PART III

Item 17. FINANCIAL STATEMENTS

     Our consolidated financial statements together with the reports of HJ & Associates, LLC with respect to the years ended December 31, 2005, 2004 and 2003, are filed as part of this annual report.

     Consolidated Financial Statements

Item 18. FINANCIAL STATEMENTS

     Our consolidated financial statements have been prepared in accordance with Item 17 hereof.

Item 19. EXHIBITS

1.1	Memorandum of Association of World Gaming plc (incorporated herein by reference from Exhibit 3.1 to a Registration Statement on Form F-4 (SEC File No. 333-48280, dated 10/19/00) filed by World Gaming plc)

1.2	Articles of Association of World Gaming plc adopted by special resolution on May 17, 2001 (incorporated herein by reference from Exhibit 4.2 to a Registration Statement on Form S-8 (SEC File No. 333-70056, dated 09/24/01) filed by World Gaming plc)

1.3	Articles of Association of World Gaming plc adopted by special resolution on June 20, 2002 (incorporated herein by reference from Exhibit 1.3 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

2.1	Form of ordinary share certificate of World Gaming plc. (incorporated herein by reference from Exhibit 1 to a Registration Statement on Form 8-A (Sec File No. 000-32793, dated 05/23/01) filed by World Gaming plc)

2.2	Form ADR (incorporated herein by reference from Exhibit A to the Form Deposit Agreement filed as Exhibit (a) to a Registration Statement on Form F-6 (SEC File No.333-13286, dated 05/24/01) filed by World Gaming plc)

2.3	Form Deposit Agreement among World Gaming plc and Continental Stock Transfer and Trust Company, as depositary, and others named therein dated as of March 2001 (incorporated herein by reference from Exhibit (a) to a Registration Statement on Form F-6 (SEC File No.333-13286, dated 05/24/01) filed by World Gaming plc)

2.4	World Gaming 2001 Share Option Plan (incorporated herein by reference from Exhibit 4.3 to a Registration statement on Form S-8 (SEC File No. 333-70056, dated 09/24/01) filed by World Gaming plc)

4.1	Agreement and Plan of Reorganization (incorporated herein by reference from Exhibit 2.1 to a report on Form 8-K (SEC File No. 000-29290, dated 06/14/01) filed by Starnet Communications International, Inc.)

4.2	Accord and Satisfaction Agreement with Simpson Bay, Ltd., and AIM Investments Ltd. (incorporated herein by reference from Exhibit 4.5 to the Form 20-F filed by World Gaming plc on 11/1/01)

4.3	Unsecured Convertible Note with Goodison Park Limited, dated April 4, 2003 (incorporated herein by reference from Exhibit 4.7 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.4	Stock Acquisition Agreement with Goodison Park Limited, dated April 4, 2003 (incorporated herein by reference from Exhibit 4.8 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.5	Contract for Services with James Grossman, dated June 4, 2003 (incorporated herein by reference from Exhibit 4.9 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.6	Contract of Employment with A. Daniel Moran, dated June 4, 2003 (incorporated herein by reference from Exhibit 4.10 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.7	Contract of Employment with David Naismith, dated June 4, 2003 (incorporated herein by reference from Exhibit 4.13 to the annual report on Form 20-F filed by World Gaming plc on June 30, 2003)

4.8	Contract of Employment with Jonathan Moss, dated January 1, 2005 (incorporated herein by reference from Exhibit 4.36 to the annual report on Form 20-F filed by World Gaming plc on May 24, 2005)

4.9	Framework Agreement between World Gaming plc and Sporting bet PLC (incorporated herein by reference from Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by World Gaming plc on April 4, 2005)

4.10	Amendment to Framework Agreement between World Gaming plc and Sportingbet PLC (incorporated herein by reference from Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed by World Gaming plc on April 4, 2005)

4.11	Limited Partnership Agreement among Internet Opportunity Entertainment Limited, Starnet Systems International, Inc., Gwladys Street Limited and Bullen Road, LP. (incorporated herein by reference from Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K filed by World Gaming plc on April 4, 2005)

21.1*	List of Subsidiaries

23.1*	Consent of HJ & Associates, LLC

31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1*	Code of Ethics

*Filed herewith.

WORLD GAMING PLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and December 31, 2004

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
World Gaming Plc and Subsidiaries
London, England

We have audited the accompanying consolidated balance sheets of World Gaming Plc and Subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations and other comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2005, 2004, and 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of World Gaming plc and Subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations and other comprehensive income, and their cash flows for the years ended December 31, 2005, 2004, and 2003, in conformity with United States generally accepted accounting principles.

/s/ HJ & Associates LLC

HJ & Associates LLC
Salt Lake City, Utah, U.S.A.
June 14, 2006

World Gaming Plc and Subsidiaries

Consolidated Balance Sheets
(In thousands of US$)

	December 31, 2005	December 31, 2004
ASSETS
Current assets
Cash and cash equivalents	$7,605	$7,944
Reserves and deposits with credit card processors (Note 4)	—	2,234
Customer Deposits (Note 5)	5,438	—
Accounts receivable, net (Note 6)	4,163	4,438
Consideration recoverable (Note 7)	3,481	—
Consideration receivable (Note 8)	—	7,000
Prepaid expenses and deposits (Note 9)	989	344
Deferred Loan Costs (Note 10)	483	—

Total Current Assets	22,159	21,960

GOODWILL (Note 11)	86,697	—

DEFERRED LOAN COSTS (Note 10)	604	—

CAPITAL ASSETS, Net (Note 12)	1,231	1,419

TOTAL ASSETS	$110,691	$23,379

The accompanying notes are an integral part of these consolidated financial statements.

World Gaming Plc and Subsidiaries

Consolidated Balance Sheets (continued)
(In thousands of US$)

	December 31, 2005	December 31, 2004
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 13)	$3,630	$7,080
Customer Deposits (Note 14)	5,438	—
Bank loan (Note 15)	15,000	—
Consideration Payable (Note 16)	3,600	—
Deferred Provisions (Note 17)	744	—
Deferred Loan Costs Payable (Note 18)	194	—
Current portion of capital lease obligations (Note 19)	—	14

Total Current Liabilities	28,606	7,094

Long-term liabilities
Bank loan payable (Note 15)	25,000	—
Deferred Provisions (Note 18)	—	257

TOTAL LIABILITIES	53,606	7,351

Commitments and Contingencies (Note 22)

STOCKHOLDERS’ EQUITY
Capital stock (Note 20)	49,835	23,654
Shares to Be Issued (Note 20)	8,440	—
Surplus / (Deficit)	220	(6,353)
Accumulated other comprehensive loss	(1,410)	(1,273)

TOTAL STOCKHOLDERS’ EQUITY	57,085	16,028

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$110,691	$23,379

The accompanying notes are an integral part of these consolidated financial statements.

World Gaming Plc and Subsidiaries

Consolidated Statements of Operations and Other Comprehensive Income/(Loss)
(In thousands of US$)

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
REVENUE
Royalties and fees	$8,958	$15,650	$17,621
Wagering Receipts	97,513	—	—
Licensing	—	—	—
Gateway Development Fees	—	638	77
	106,471	16,288	17,698

COST OF SALES	92,057	2,150	1,871
	14,414	14,417	15,548

EXPENSES
Development, selling, general and administrative	6,886	7,143	10,157
Provision for bad debts	—	203	344
Legal	394	406	739
Accrued settlement of legal issues	—	—	45
Depreciation and amortization	794	1,420	1,933
	8,074	9,172	13,218

PROFIT FROM OPERATIONS	6,340	5,245	2,330

Interest Income	457	—	—
Interest and bank charges	(199)	(62)	(203)
Conversion feature on Convertible Debt	—	—	(150)
Other Income	—	—	981
Amortisation – Loan Costs	(25)	—	—
OTHER INCOME / (EXPENSES)	233	(62)	628

PROFIT BEFORE EXTRAORDINARY ITEM AND INCOME TAXES	6,573	5,183	2,958

EXTRAORDINARY ITEM Net of zero tax implications (Note 3)	—	12,187	—

PROFIT BEFORE INCOME TAXES	6,573	17,370	2,958

INCOME TAX EXPENSE (RECOVERY)
Current (Note 21)	—	—	—
Deferred (Note 21)	—	—	—

Total Income Taxes	—	—	—

NET PROFIT	$6,573	$17,370	$2,958

The accompanying notes are an integral part of these consolidated financial statements.

World Gaming Plc and Subsidiaries
Consolidated Statements of Operations and Other Comprehensive Income/(Loss) (continued)
(In thousands of US$)

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
NET PROFIT brought forward	$6,573	$17,370	$2,958

OTHER COMPREHENSIVE INCOME

Foreign currency translation	(137)	168	(385)

Total Other Comprehensive Loss	(137)	168	(385)

NET COMPREHENSIVE INCOME	$6,436	$17,538	$2,573

BASIC PROFIT PER SHARE	$0.13	$0.38	$0.07
- Excluding non-voting	0.17	0.53	0.07
- Before extraordinary item	0.13	0.11	0.07
- Excluding non-voting and before extraordinary item	0.17	0.16	0.07

FULLY DILUTED PROFIT PER SHARE	$0.09	$0.34	$0.05
- Excluding non-voting	0.11	0.46	0.05
- Before extraordinary item	0.09	0.10	0.05
- Excluding non-voting and before extraordinary item	0.11	0.14	0.05

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	55,523,833	45,981,407	42,932,416

FULLY DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	71,385,197	50,890,157	56,402,085

Earnings per share excluding shares with no voting or economic rights refers to the 13,506,204 shares held by Sportingbet PLC and its affiliates that have been set aside as a result of the Transaction with Sportingbet PLC and may be repurchased by the Company for $1 when the Company has retained earnings to do so. This transaction had no impact on the earnings per share calculations for 2003.

The accompanying notes are an integral part of these consolidated financial statements.

World Gaming Plc and Subsidiaries

Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2005, 2004, and 2003

				Accumulated
				Other	Retained
	Common Stock		Shares to be	Comprehensive	Earnings
	Shares	Amount	Issued	Income (Loss)	(Deficit)

Balance, January 1, 2003	34,193,181	24,192	—	(1,056)	(26,681)

Issues of Class Action settlement shares during 2003	6,588,226	1,050	—	—	—

New Share issued to Goodison Park Ltd.	5,000,000	600	—	—	—

Beneficial conversion feature related to convertible debt	—	150	—	—	—

Movement in other comprehensive income (loss) – foreign currency translation adjustments	—	—	—	(385)	—

Net profit for the year ended December 31, 2003	—	—	—	—	2,958

Balance, December 31, 2003	45,781,407	25,992	—	(1,441)	(23,723)

Balance, January 1, 2004	45,781,407	25,992	—	(1,441)	(23,723)

Exercise of Stock Options	300,000	62	—	—	—

Waiver of rights on Sportingbet shares (note 3)	—	(2,400)	—	—	—

Movement in other comprehensive income (loss) – foreign currency translation adjustments	—	—	—	168	—

Net profit for the year ended December 31, 2004	—	—	—	—	17,370

Balance, December 31, 2004	46,081,407	$23,654	$—	$(1,273)	$(6,353)

The accompanying notes are an integral part of these consolidated financial statements.

World Gaming Plc and Subsidiaries

Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2005, 2004, and 2003 (continued)

				Accumulated
				Other	Retained
	Common Stock		Shares to be	Comprehensive	Earnings
	Shares	Amount	Issued	Income (Loss)	(Deficit)

Balance, January 1, 2005	46,081,407	$23,654	$—	$(1,273)	$(6,353)

Exercise of Stock Options	2,757,459	942	—	—	—

Issued in Respect of Share Placings	9,560,000	13,239	—	—	—

Issued in Respect of Acquisitions (Note 24)	5,540,166	12,000	—	—	—

To be Issued in Respect of Acquisitions	—	—	8,440	—	—

Movement in other comprehensive income (loss) – foreign currency translation adjustments	—	—	—	(137)	—

Net Profit for the year ended December 31, 2005	—	—	—	—	6,573

Balance, December 31, 2005	63,939,032	$49,835	$8,440	$(1,410)	$220

Pursuant to the terms of the SPORTSBETTING.COM acquisition, on agreement of the final profit before tax (PBT) for the 12 months ending December 31, 2005, further payment of $8.4m in new ordinary shares of the Company were made to the Vendors and held in escrow as appropriate. (Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

World Gaming Plc and Subsidiaries

Consolidated Statements of Cash Flows
(In thousands of US$)

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	$6,573	$17,370	$2,958
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation	794	1,420	1,933
Amortisation of Loan Costs	25	—	—
Loss on disposal of fixed assets	—	206	—
Deferred compensation	—	—	—
Gain on sale	—	(12,187)	—
Change in current assets and liabilities-
Decrease (increase) in reserves with credit card processors	2,234	5,874	(4,464)
Decrease (increase) in Customer Deposits	(5,438)	—	—
Decrease (increase) in accounts receivable	275	(2,975)	1,272
Decrease (increase) in prepaid expenses and Deposits	(645)	325	(364)
Decrease (increase) in other assets	—	—	—
Increase (decrease) in accounts payable and accrued liabilities	(4,238)	(1,739)	1,246
Increase (decrease) in Customer Deposits	5,438	—	—
Increase (decrease) in legal claims accrual	—	—	65
Increase (decrease) in funds held on deposit	—	(2,160)	440
Increase (decrease) in provisions	376	257	—
Exchange movements	—	86	—

Net Cash Provided by Operating Activities	$5,394	$6,477	$3,086

CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchase of capital assets, net	(606)	(1,065)	(219)
Acquisition of SPORTSBETTING.COM	(65,240)	—	—
Proceeds from sale of assets	7,000	6,300	—
Payment of costs associated with asset sale	—	(968)	—
Proceeds allocated to purchase of capital stock rights	—	(2,400)	—

Net Cash (Used in) Investing Activities	$(58,846)	$1,867	$(219)

The accompanying notes are an integral part of these consolidated financial statements.

World Gaming Plc and Subsidiaries
Consolidated Statements of Cash Flows (continued)
(In thousands of US$)

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
CASH FLOWS FROM FINANCING ACTIVITIES
Payments received on long-term receivable	$—	$—	$—
Proceed from issuance of shares & exercise of options	14,181	62	600
Proceeds from New Loans	40,000	—	1,002
Cost of Borrowing	(917)	—	—
Oracle Note, net	—	—	595
Repayment of convertible note payable	—	(900)	—
Net repayments of Loans payable	—	(1,596)	(1,346)
Principal repayment under capital lease obligations	(14)	(647)	(1,598)

Net Cash Provided by (Used in) Financing Activities	53,250	(3,081)	(747)

EFFECT OF EXCHANGE RATES ON CASH	(137)	24	(385)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT DURING THE PERIOD	(339)	5,287	1,735
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,944	2,657	922

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,605	$7,944	$2,657

Supplementary cash flow information:
Other non-cash financing and investing transactions:
Leased assets acquired	$—	$—	$1,002
Beneficial conversion feature on Note Payable	$—	$—	$150
Issue of Shares in settlement of class action suit	$—	$—	$1,050
Settlement of Capital Lease obligations	$—	$—	$1,105
Convertible loan note forgiven	$—	$900	$—

Cash paid for:
Interest paid	$114	$103	$203
Income taxes paid	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

WORLD GAMING PLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION

World Gaming plc is a holding company incorporated under the laws of England and Wales that, through its subsidiaries and joint venture arrangements, is an Internet gaming operator and developer, licensor and supplier of online gaming products, including casino, sportsbook and pari-mutuel betting.

Interactive Systems Inc., a wholly-owned subsidiary of the Company incorporated and operating out of Antigua, operates and licenses gaming software to third parties for an initial licensing fee and monthly royalties. In addition, Interactive Systems Inc. provides hosting and other systems administrative services to its licensees. Effective October 1, 2005, the Company, through acquisition, became an Internet gaming operator offering Internet gaming services including casino, sportsbook and pari-mutuel betting direct to its wholly owned database of customers (See Note 24: Acquisitions). WG Interactive Inc., a wholly-owned subsidiary of the Company, incorporated and operating out of British Columbia, Canada provides further administrative services on behalf of Interactive Systems Inc. such as development support.

NOTE 2 – ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles. A summary of significant accounting policies is set out below:

a.	Basis of Presentation

The consolidated financial statements include the accounts of World Gaming and all its wholly-owned subsidiaries (collectively the “Company”) each of which have a 31 December year end. All significant inter-company balances and transactions have been eliminated. Unless otherwise stated, all amounts are in thousands of US Dollars. World Gaming has 12 subsidiaries which have been listed below:

Subsidiary	Principal Activity	Type of Shares Held	Percentage Owned	Country of Incorporation
WG International Ltd (3)	Holding Company	Ordinary	100%	England & Wales
Interactive Systems Inc.(1)	Licensing of Internet Gaming Systems	Ordinary	100%	Antigua
WG Interactive Inc. (1)	Systems Administration	Ordinary	100%	Canada
World Gaming Europe Ltd (3)	Dormant	Ordinary	100%	England & Wales
SSII Ltd (2)	Dormant	Ordinary	100%	Antigua
EFS Caribbean Inc (2)	Dormant	Ordinary	100%	Antigua
EFS St Kitts Inc (2)	Dormant	Ordinary	100%	Antigua
Inphinity Interactive Inc(2)	Dormant	Ordinary	100%	Canada
World Gaming Services Inc (2)	Dormant	Ordinary	100%	Antigua
ESCE Inc. (2)	Dormant	Ordinary	100%	Canada
TIC Inc (1)	Dormant	Ordinary	100%	Antigua
DNI Holdings Ltd (3)	Intellectual property holding	Ordinary	100%	Antigua

All of the above companies operate within their country of incorporation and their financial condition and operating results have been included in these consolidated financial statements.

(1)	Shares are owned by WG International Ltd

(2)	Shares are owned by TIC Inc.

(3)	Shares are owned by World Gaming Plc

WORLD GAMING PLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 2 – ACCOUNTING POLICIES (CONTINUED)

In December 2005, LVA Holdings Ltd, a wholly owned subsidiary of WG International was dissolved. All of the remaining subsidiaries owned by LVA Holdings Limited at this time were dormant. Ownership of these dormant subsidiaries was transferred to TIC Inc.

The shares of DNI Holdings Limited were acquired by WG International Ltd as part of the SPORTSBETTING.COM acquisition described at Note 24.

The Company holds a 50 percent interest in Bullen Road LP, a limited partnership between Starnet Systems International Inc (“SSII”) and IOE Limited (“IOE”), a wholly-owned subsidiary of Sportingbet PLC. Bullen Road LP is an exempt limited partnership formed in the Cayman Islands as a result of the transaction with Sportingbet described at Note 3 and owns the gaming software operated by the Company. The General Partner is Gwladys Street Limited; a company incorporated in the Cayman Islands and is jointly owned by SSII and IOE. The Company is not required to make any capital contributions to the partnership beyond the initial transfer of the proprietary gaming software, which was done in 2004. The net book value of the assets transferred was $nil. The partnership had no income or expenditure in the period ended December 31, 2004. Accounts have not yet been prepared for the partnership. Consistent with the accounting treatment of the Intellectual Property prior to its transfer to Bullen Road LLP, the Company’s share of the assets and liabilities of the partnership at December 31, 2005 has not been included in the consolidated financial statements. The cost and carrying value of the investment at December 31, 2005 was $nil in these consolidated financial statements.

b.	Revenue Recognition

Turnover for the recently acquired SPORTSBETTING.COM operations comprised gross sports and horse racing wagers and net casino and poker winnings.

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

Maintenance and repair costs in respect of capital assets is expensed as incurred. Betterments and renewals are recorded at cost and are depreciated or amortized using the straight-line method over the estimated useful life of the assets as set out above.

WORLD GAMING PLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 2 – ACCOUNTING POLICIES (CONTINUED)

d.	Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash consist of cash on hand and balances with banks. Cash Equivalents consist of interest bearing investments in money market instruments.

e.	Foreign Currency Translation

All transactions in currencies other than the United States dollar during the year are translated at the exchange rates on the transaction dates. Monetary assets and liabilities denominated in a foreign currency are translated at the prevailing year-end rates of exchange. Exchange gains or losses are included in the consolidated statements of operations and other comprehensive income (loss). The financial statements of all subsidiaries expressed in currencies other than the United States dollar are translated into US dollars. All assets and liabilities are translated at the exchange rate on the balance sheet date and all revenues and expenditures are translated at the average rate for the year. Translation adjustments are reflected as a separate component of stockholders’ equity.

In accordance with SFAS No. 95, “Statement of Cash Flows,” the cash flows of the Company’s foreign subsidiaries are translated using the weighted average exchange rates during the respective period. As a result, amounts in the statement of cash flows related to changes in asset and liabilities will not necessarily agree with the changes in the corresponding balances on the balance sheet which was translated at the exchange rate at the end of the period. The effect of exchange rate changes on foreign cash and cash equivalents is reported as a separate element of the statement of cash flows, if significant.

f.	Leases

Leases which transfer substantially all of the benefits and risks of ownership are recorded as the acquisition of assets and incurrence of obligations. Under this method of accounting, both assets and obligations, including interest thereon, are amortized over the life of the lease.

g.	Net Profit Per Common Share

The Company has adopted Statement of Financial Accounting Standards No. 128 (“FAS 128”) regarding the determination and disclosure of profit per share for the purpose of preparing its consolidated financial statements. The calculations of net profit per common share are based upon the weighted average number of common shares of the Company outstanding during each year. The adoption of FAS 128 has no impact on previously reported information. Fully diluted profit per share has been determined with the inclusion of common stock equivalents.

The calculation of the basic profit per ordinary share is based on a weighted average of 55,523,833 (2004: 45,981,407) (2003: 42,932,416) ordinary shares in issue and a profit on ordinary activities after taxation of US$6,573 (2004: $17,370) (2003: $2,958)).

The calculation of the diluted profit per ordinary share includes the same earnings figure as used for the basic earnings and a weighted average number of ordinary shares of 71,385,197 (2004: 50,890,157) (2003: 56,402,085). The number of shares includes ordinary shares issued and potential ordinary shares from options granted and rights to convert loans into ordinary shares. The potential ordinary shares include only “in the money” option shares which are those shares where the grant price was below the average share price of the company’s issued ordinary shares in the year.

WORLD GAMING PLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 2 – ACCOUNTING POLICIES (CONTINUED)

Profit per ordinary share before exceptional items is calculated on profit of $6,573 (2004: $5,183) (2003: $2,958). The weighted average number of ordinary shares used in the calculations are unchanged from those used in the other basic and diluted earnings figures.

Earnings per share excluding shares with no voting or economic rights refers to the 13,506,204 shares held by Sportingbet PLC and its affiliates that have been set aside as a result of the Transaction with Sportingbet PLC and may be repurchased by the Company for $1 when the Company has retained earnings to do so. This transaction had no impact on the earnings per share calculations for 2003.

h.	Stock Options

As permitted by FASB Statement 123 “Accounting for Stock Based Compensation” (SFAS No. 123) as amended by FASB Statement 148 (SFAS No. 148), the Company elected to measure and record compensation cost relative to employee stock option costs in accordance with Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations and make proforma disclosures of net income and earnings per share as if the fair value method of valuing stock options had been applied. Under APB Opinion 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards in 2005 and 2004 consistent with the provisions of SFAS No. 123, the Company’s loss and loss per share would have been increased to the pro forma amounts indicated below:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Net profit/(loss) as reported	$6,573	$17,370	$2,958
Pro forma net profit/(loss) under FAS 148	$3,741	$16,628	$2,754
Net profit/(loss) per share – basic, as reported	$0.15	$0.53	$0.07
Pro forma net profit/(loss) per share excluding non-voting
Basic	$0.09	$0.51	$0.06
Fully Diluted	$0.08	$0.44	$0.05

For purposes of pro forma disclosures, the estimated fair value of options granted is amortized to expense over a 2 year period. The fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

	December 31, 2005	December 31, 2004	December 31, 2003
Dividend yield	0%	0%	0%
Expected volatility	169%	173%	146%
Risk-free interest rate	4.400%	2.530%	2.377%
Expected lives	2 years	2 years	2 years

i.	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

WORLD GAMING PLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 2 – ACCOUNTING POLICIES (CONTINUED)

j.	Recent and Newly Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No.153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. “The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. The Board believes that exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the Board believes this Statement produces financial reporting that more faithfully represents the economics of the transactions. The Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this Statement shall be applied prospectively. The Company has evaluated the impact of the adoption of SFAS 153, and does not believe the impact will be significant to the Company’s overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.123 (revised 2004), “Share-Based Payment”. Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. The Company adopted Statement 123(R) in January of 2006.

In December 2004, the Financial Accounting Standards Board issued two FASB Staff Positions - FSP FAS 109-1, Application of FASB Statement 109 “Accounting for Income Taxes” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, and FSP FAS 109-2 Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. Neither of these affected the Company as it does not participate in the related activities.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff’s views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. The company adopted SFAS 123(R) effective January 1, 2006.

WORLD GAMING PLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 2 – ACCOUNTING POLICIES (CONTINUED)

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company will adopt FIN 47 beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its consolidated financial position or results of operations or cash flows.

In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections.” This new standard replaces APB Opinion No. 20, “Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements,” and represents another step in the FASB’s goal to converge its standards with those issued by the IASB. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. The Company has evaluated the impact of the adoption of Statement 154 and does not believe the impact will be significant to the Company’s overall results of operations or financial position.

In February of 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which is intended to simplify the accounting and improve the financial reporting of certain hybrid financial instruments (i.e., derivatives embedded in other financial instruments). The statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125.” SFAS No. 155 is effective for all financial instruments issued or acquired after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact SFAS No. 155 will have on its consolidated financial statements, if any.

k.	Software Development Costs

The Company applies the provisions of SOP 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.

WORLD GAMING PLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 2 – ACCOUNTING POLICIES (CONTINUED)

l.	Goodwill

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill associated with other long-lived assets, is evaluated for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Any changes in estimated useful life are recorded prospectively and any impairment adjustments are recorded as expense in the period the impairment occurs. Such testing requires that each of the Company’s reporting units, as defined in SFAS 142, be identified and that the Company’s assets and liabilities, including existing goodwill and intangible assets, be assigned to those reporting units. The Company has determined that it has two reporting units, and further determined that the entire goodwill balance is attributable to its Operations Unit. The amount of any impairment considered necessary is determined by comparing the book value of the net assets in the applicable line of business to fair value using methods such as the present-value of estimated future cash flows, sale value and other valuation methodologies available. Based on this analysis, goodwill totaling $86,697,000 ($nil: 2004) does not appear to be impaired as at December 31, 2005.

m.	Derivatives

The Company adopts Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (SFAS 133). SFAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Hedge contract entered into by the Company refers to a “Swap Transaction” as defined under the International Swaps and Derivatives Association Inc. in respect of the Company’s loan facilities with Barclays plc. The Swap Transaction acts as a cap on the USD LIBOR variable rate of 5%.

o.	Advertising

Advertising expense incurred by the Company in marketing its licensing solutions were as follows: 2005: $23,842, 2004: 12,397, 2003: 45,955.

p.	Receivables

Trade receivables are usually collected within 30 days from the date of invoice to our licensees. Where trade receivables are not collected within 60 days, the amounts are review for allowance for bad debts. Such bad debt allowance is generally applied at 50% of the statement amount after 90 days from date of invoice and 100% after 180 days from date of invoice.

WORLD GAMING PLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 3 – EXTRAORDINARY ITEM

The gain on the Sportingbet transaction is considered to be extraordinary on the basis that the Company’s business as stated in its filings with the Commission is the licensing of Internet gaming software. The Company’s business is not the development of software for sale to third parties. Rather, the Company develops software for internal use in order to enable its licensees to conduct internet gaming transactions. Accordingly, the Company is not in the business of selling software.

Over the years the Company has generated revenue and conducted operations based on developing and maintaining Internet gaming software for use by its licensees and providing related support services. The sale of an interest in this software is highly abnormal and not in the normal course of business. We do note that mere infrequency of occurrence alone does not imply extraordinary treatment. Accordingly, given all of the facts and circumstances and in consideration of all of the appropriate provisions of APB 30, this transaction has been accounted for as an extraordinary item.

Joint Venture Arrangements, effective October 1, 2004, were entered into on October 12, 2004 between the Company and Sportingbet. The principle terms of the arrangements are as follows:

•	The ownership of the Intellectual Property rights of the Gaming Software was transferred into a new exempt limited partnership, Bullen Road LP, based in the Cayman Islands, which was established under the equal joint ownership of SSII Limited and Sportingbet;

•	In consideration of this transfer, Sportingbet agreed to pay a total of $10 million in cash to the Company ($3 million was paid on each of October 12, 2004 and March 1, 2005 and the balance of $4 million was paid on November 1, 2005). In addition, the economic value of Sportingbet’s then 29.6 per cent. shareholding in the Company was eliminated by the cancellation of all rights of any value attached to the Ordinary Shares then held by Sportingbet, and a convertible loan note representing indebtedness of $900,000 owing from the Company to Sportingbet was cancelled;

•	Each of the Company and Sportingbet has the right to appoint two directors to the four person board of Bullen Road LP which controls the development objectives of Alea Software Ltd, a wholly owned subsidiary of Sportingbet and the developer of the Gaming Software under the Joint Venture Arrangements;

•	During the period of the Joint Venture Arrangements, Sportingbet is responsible for all of Alea’s costs associated with the development and maintenance of the Gaming Software (with a minimum spend of $4.5 million per year in the first 3 years and a minimum of $2.5 million in the fourth year);

•	The Company retains the right to determine 30 per cent of the development time on the Gaming Software;

•	The Company has a worldwide royalty free license allowing it to continue to use and sublicense the Gaming Software. In the event that World Gaming becomes an operator it would pay a 5 per cent royalty only on those revenues to Sportingbet;

•	Sportingbet has a worldwide royalty free license to use the Gaming Software. Royalty payments of five per cent. are due from Sportingbet in the event that they license the Gaming Software to any new licensees;

•	Sportingbet pays its proportion of the hosting costs on the Company’s systems and IT services at cost 10 per cent;

•	The Joint Venture Arrangements may be terminated by the Company on three months notice. Except in the event of breach by World Gaming, Sportingbet may not terminate the Joint Venture Arrangements for three years. Thereafter, Sportingbet may terminate on 12 months notice to the Company; and

WORLD GAMING PLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 3 – EXTRAORDINARY ITEM (CONTINUED)

•	On termination of the Joint Venture Arrangements, (a) Sportingbet must pay $3 million to the Company (which would be retrospectively reduced by the amount of consideration if the Company sells its rights to the Gaming Software within 2 years); and (b) each of the Company and Sportingbet will be granted a perpetual, non-exclusive royalty free license to use, sub-licence and assign of all of the then intellectual property rights underlying the improved Gaming Software, and neither party will have the rights to any further improvements or developments made by the other party.

The gain arising from the transaction has been calculated after charging associated costs as follows:

Consideration	$13,300
Legal & Professional costs	(1,043)
Loss on disposal of fixed assets	(70)
$12,187

The additional $3 million which would be payable to the Company upon termination of the agreements by Sportingbet has not been included in these financial statements.

NOTE 4 – RESERVES WITH CREDIT CARD PROCESSORS

Reserves held with transaction processors of $nil (2004: $2,234) represents deposits and rolling reserves held at merchant banks awaiting clearance and transfer to the Company’s bank accounts. These amounts are receivable on behalf of the Company’s licensees. No amount is payable to the licensee in respect of these balances until the amount has been collected from the respective processor. This division of the Company was closed in February of 2004. There are no further balances accruing in respect of this activity.

NOTE 5 – CUSTOMER DEPOSITS

	December 31, 2005	December 31, 2004
Customer Deposits	$5,438	$—

	$5,438	$—

Customer Deposits represent customer accounts held by a third party. An equal balance is held under current liabilities representing the liability owed to the customer.

NOTE 6 – ACCOUNTS RECEIVABLE

	December 31, 2005	December 31, 2004
Amounts due from licensees	$3,968	$4,668
Other	195	16
Less: allowance for bad debts	—	(246)
	$4,163	$4,438

WORLD GAMING PLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 7 – CONSIDERATION RECOVERABLE

	December 31, 2005	December 31, 2004
Amounts held in escrow	$3,481	$—

	$3,481	$—

In March 2006, the Company agreed the final consideration in respect of the SPORTSBETTING.COM acquisition, at which time it became eligible to recover $3,481,000 of potential consideration from an escrow account held in trust for the Company and sellers. (Refer Note 24).

NOTE 8 – CONSIDERATION RECEIVABLE

	December 31, 2005	December 31, 2004
Sportingbet	$—	$7,000

	$—	$7,000

Consideration receivable relates to amounts due in respect of the transaction with Sportingbet described at Note 3. The amounts were received as follows: $3,000 on March 1, 2005 and $4,000 on November 1, 2005.

NOTE 9 – PREPAID EXPENSES AND DEPOSITS

	December 31, 2005	December 31, 2004
Rental security deposits	$25	$40
Insurances	179	143
Oracle technical support	190	—
Other prepayments and deferred costs	594	161
	$989	$344

NOTE 10 – DEFERRED LOAN COSTS

	December 31, 2005	December 31, 2004
Deferred Costs
Current, Net	$483	$—
Non Current, Net	604	—

	$1,087	$—

Deferred Loan costs relate to Loan arrangement fees incurred. These costs are amortised over the term of the loan. Amortisation expense for the year ended December 31, 2005 was $25,000.

WORLD GAMING PLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 11 – GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2005 are as follows:

	Licensing Segment	Operations Segment	Total
Balance as of January 1, 2005	$—	$—	$—

Goodwill acquired (Note 24)	—	86,697	86,697

Impairment Losses	—	—	—

Balance as of December 31, 2005	$—	$86,697	$86,697

Goodwill acquired during the period relates entirely to the SPORTSBETTING.COM acquisition (Refer Note 24). The terms of the acquisition were for a maximum consideration of $96m dependent on the agreed profit before tax (“PBT”) achieved by the SPORTSBETTING.COM Group for the year ended December 31, 2005. The Directors have reviewed the value of goodwill acquired and do not consider that any impairment adjustment is required at December 2005.

Goodwill represents the purchase of the cash flows generated from a group of homogenous inseparable assets with no separate identifiable fair values. These include primarily, marketing know how, the domain name and the database which cannot be fairly valued without each other and the surrounding infrastructure. It is not possible for separability criterion to be met in valuing these assets.

Impairment tests on carrying value will be undertaken at the end of the first full year following the acquisition, and will be undertaken annually thereafter, or earlier if in the opinion of the Directors circumstances indicate that the carrying value may not be fully recoverable.

NOTE 12 – CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation and consist of the following:

DECEMBER 31, 2005

	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Computer hardware and equipment	$2,797	$2,049	$748
Automobiles	134	97	37
Leasehold improvements	126	79	47
Computer software	1,993	1,594	399

	$5,050	$3,819	$1,231

WORLD GAMING PLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 12 – CAPITAL ASSETS (CONTINUED)

DECEMBER 31, 2004

	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Computer hardware and equipment	$3,511	$2,942	$569
Automobiles	75	67	8
Leasehold improvements	47	6	41
Furniture and fixtures	62	62	—
Computer software	1,970	1,169	801

	$5,665	$4,246	$1,419

During the years ended December 31, 2005, 2004, and 2003 the Company recorded depreciation expense of $ 794, $1,420, and $1,933 respectively.

NOTE 13 – ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

	December 31, 2005	December 31, 2004
Accounts payable	$1,013	$523
Amounts due to licensees	132	5,684
Accrued liabilities	2,485	873

	$3,630	$7,080

Amounts due to licensees primarily represent funds that are due to licensees from transaction processors, these amounts will be paid as they are collected on the licensees’ behalf.

NOTE 14 – CUSTOMER DEPOSITS

	December 31, 2005	December 31, 2004
Customer Deposits	$5,438	$—

	$5,438	$—

Customer Deposits represent customer accounts in respect of the operating division held by a third party. An equal balance is held under current debtors representing the liability owed to Group by third party suppliers.

WORLD GAMING PLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 15 – BANK LOAN PAYABLE

	December 31, 2005	December 31, 2004
Bank Loan	$40,000	$—
Repayable by installments:
Bank Loan Payable:
Falling Due within one year	15,000	—
After more than one year	25,000	—

	$40,000	$—

On December 13, 2005, the Company entered into a $40m loan facility arranged through Barclays PLC. The term of the loan is 27 months, with repayments due quarterly throughout the term of the loan.

In respect of the loan facilities with Barclays PLC, the Company has purchased an interest rate hedge contract against U.S. LIBOR. The hedge contract is based on a U.S. LIBOR rate of 5%. On the basis that interest on its loan facilities are based on a margin above U.S. LIBOR, the interest rate hedge contract will act such that the Company shall not be exposed to any increase in interest rates payable where U.S. LIBOR exceeds 5% throughout the period.

	2006	2007	2008	2009	2010
	Year 1	Year 2	Year 3	Year 4	Year 5	Total
Loan Facilities
Facility A	15,000	10,000	—	—	—	25,000
Facility B	—	10,000	5,000	—	—	15,000

	15,000	20,000	5,000	—	—	40,000

The loan agreement provides that the current due dates of loan repayments may be accelerated by the occurrence of certain events, such as Change of Control, Trade Sale or the Disposal of Certain Assets. A change of control or trade sale would require mandatory full repayment of outstanding loan balance. Under the terms of the agreement, a disposal of certain assets would require that the proceeds of such a disposal be applied to a mandatory prepayment.

Certain covenants have been agreed to as a result of the facilities agreements and an ongoing breach of any of these covenants is generally deemed to be an event of default. Under certain events of enforcement which generally are represented by events of default by the Company, Barclays plc may enforce its guarantee and debenture agreements over World Gaming plc, WG International Limited, Interactive Systems Inc. and DNI Holdings Limited to recover the outstanding facilities through its charge over the business and assets of each of these entities. In addition, Barclays plc holds a mortgage of shares over World Gaming plc and WG International as security over the loan facilities.

In addition, the Group has an unutilized revolving facility with Barclays for $5m. The revolving facility is available to be utilized by the company dependent upon pre approval being obtained from Barclays.

WORLD GAMING PLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 16 – CONSIDERATION PAYABLE

	December 31, 2005	December 31, 2004
Consideration Payable (Note 24)	$3,600	$—

	$3,600	$—

The consideration payable amount was paid into an escrow account on January 6, 2006 in accordance with terms of the SPORTSBETTING.COM acquisition (Note 24).

NOTE 17 – DEFERRED PROVISION

	December 31, 2005	December 31, 2004
Current	$744	$—

Non Current	—	257

	$744	$257

The balance at 31 December 2005 represents a provision for deferred bonuses payable to certain directors under the terms of their service agreements. The bonuses are payable in 2006.

NOTE 18 – DEFERRED LOAN COSTS PAYABLE

	December 31, 2005	December 31, 2004
Deferred Loan Costs	$194	$—

	$194	$—

Represents costs incurred in arranging loan facility with Barclays Bank PLC.

NOTE 19 – CAPITAL LEASE OBLIGATIONS

The future payments for the 12 months ended December 31, 2005 are:

	December 31, 2005	December 31, 2004
Total minimum lease payments	—	15
Less amounts representing interest at rates varying from 6.0% to18.0%	—	(1)

Present value of minimum lease payments	—	14
Less: Current portion of capital lease obligations	—	(14)

Long-term portion of capital lease obligations	$—	$—

At December 31, 2004, the Company had entered into capital leases for equipment and automobiles.

WORLD GAMING PLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 20 – CAPITAL STOCK

Authorized 500,000,000 ordinary shares, par value STG 0.002.

(a) The Company had the following shares issued and outstanding:

	Year ended December 31, 2005		Year ended December 31, 2004
Outstanding Class A shares, beginning of year	46,081,407	$23,654	45,781,407	$25,992

Waiver of rights on Sportingbet shares (note 3)	—	—	—	(2,400)

Issued in Respect of Share Placings	9,560,000	13,239	—	—

Issued in Respect of Acquisitions	5,540,166	12,000	—	—

Exercise of Options	2,757,459	942	300,000	62

Outstanding Class A shares, end of year	63,939,032	$49,835	46,081,407	$23,654

Pursuant to the terms of the SPORTSBETTING.COM acquisition, on agreement of the final profit before tax (PBT) for the 12 months ending December 31, 2005, further payment of $8.4m in new ordinary shares of the Company were made to the Vendors and held in escrow as appropriate. (Note 24)

(b) Stock Options

On March 12, 1998, the Board of Directors approved a stock option plan, which authorized the issuance of 3,000,000 options to employees of the Company and its subsidiaries at an exercise price of $0.74. The options expire on January 1, 2008. On December 31, 1998, the Board of Directors authorized the issuance of up to 4,000,000 additional options at an exercise price to be determined based on the trading price of the Company’s shares on the grant date. On December 23, 1999, the Board of Directors authorized the issuance of up to 5,000,000 additional options at an exercise price to be determined based on the trading price of the Company’s shares on the grant date.

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

During the year Messrs. Grossman, Moran and Naismith exercised 250,668, 250,668 and 250,664 share options respectively at an exercise price of $0.14 per ordinary share. Mr Roberts exercised 48,000 share options at $0.15 per ordinary share. These ordinary shares were subsequently sold through a private placement completed in December 2005. James H Grossman exercised 249,332 options on January 4, 2006, of which 199,332 were at $0.14 and 50,000 at $0.35 per ordinary share.

WORLD GAMING PLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 20 – CAPITAL STOCK (CONTINUED)

A summary of the Company’s stock option activity and related information follows:

	Year ended December 31, 2005		Year ended December 31, 2004
Beginning of period	10,934,888	0.63	10,818,724	0.78
Granted	4,491,904	0.81	2,550,000	0.37
Exercised	(2,757,459)	(0.34)	(300,000)	(0.20)
Forfeited and adjusted	(3,145,933)	(0.99)	(2,133,836)	(1.12)

End of period	9,523,400	$0.69	10,934,888	$0.63

Weighted average fair value of options granted during the year per share		$0.63		$0.29

The fair value of each option grant is estimated on the date of the grant using a binomial option-pricing model, with the following weighted average assumptions used for grants in 2004 and 2005, respectively: dividend yield of 0% and 0%; expected volatility of 170% and 169%; risk-free interest rate of 2.53% and 4.40%; expected life of 2.0 years and 2.0 years.

At December 31, 2005, options outstanding were as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.14 - $.50	5,190,000	4.8	$0.27	4,240,000	4.8	$0.25
$.51 - $1.00	2,851,904	5.3	$0.77	110,000	3.6	$0.77
$1.10 - $3.00	1,193,079	4.1	$1.72	548,079	2.7	$1.86
$3.00 - $8.50	288,417	4.4	$3.29	288,417	4.4	$3.60

$0.14 - $8.50	9,523,400	4.8	$0.69	5,186,496	4.3	$0.63

On 18 March 2005 a former Director of the company relinquished all rights to purchase 2,200,000 ordinary shares in the company that had been fully vested.

WORLD GAMING PLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 21 – INCOME TAXES

The Group’s operations located in Canada are subject to tax to the extent that income is generated in that country. No tax is expected to be payable for any period up to December 31, 2005 because losses arose on the development activities to the extent that costs for such activities exceeded the recovery received from charging other relevant Group Companies for the services provided. The holding Company’s operations in the United Kingdom has losses relating to the costs it incurs consisting primarily of general administrative costs. The US subsidiary has no business activities other than acting as a holding company for a number of group subsidiaries. It had tax losses carried forward at December 31, 2005 subject to confirmation by the US Internal Revenue Service; There were no significant Group expenses disallowable for tax purposes or depreciation charges materially different from available tax allowances on fixed assets. There are substantial tax losses available within the Group. Utilization of these losses is contingent upon agreement with the relevant tax authorities. A deferred tax asset for the benefit of future tax losses has not been included in these financial statements because of the uncertainty of the amount of losses available and when they will be utilized.

The Company’s operations located in Antigua, operate under the offshore gaming laws of Antigua and Barbuda and therefore enjoy a 50 year tax holiday, apart from an annual gaming licensing fee of US $85,000 (2004: $85,000).

NOTE 22 – COMMITMENTS AND CONTINGENCIES

Commitments

At December 31, 2005, the Company has entered into commitments for leases for premises. The future committed payments as at December 31, 2005 are:

2006	$55
2007	59
2008	61
2009	20
2010	–
$195

Total rental payments made in the year ended December 31, 2005 was $132,000, (2004: $212,000k) (2003: $363,000k)

At December 31, 2005, the Company had employment contracts with its three principal officers. The salary and bonus compensation resulting from these contracts are as follows:

Name and Principal Position	Term of the Contract	Base Salary	Potential Bonus (as a percentage of Base Salary)
Daniel Moran, Director & CEO	ongoing	GBP 159 / ($274)	Up to 50%
David Naismith, Director & CFO	ongoing	GBP 129 / ($222)	Up to 50%
Jonathan Moss, Director Sales & Marketing	ongoing	GBP 100 / ($172)	Up to 50%

WORLD GAMING PLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 22 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

James H. Grossman was appointed as a director and Chairman of the Board on April 11, 2003. His annual compensation for such service is GBP 107,000 ($184,000), an annual housing allowance of GBP 48,000 ($ 83,000) and GBP 20,000 ($ 34,000) for certain additional legal services.

On April 11, 2003 the company entered into an employment agreement with Mr. Daniel Moran as a Director of the Board and Chief Executive Officer. The agreement provides for an annual salary of GBP 190,000, ($327,000) an annual housing allowance of $57,000, in addition to other normal executive employment benefits.

On August 1, 2003 the company entered into an employment agreement with Mr. David Naismith as a Director of the Board and Chief Financial Officer. The agreement provides for an annual salary of GBP 155,000, ($267,000) an annual housing allowance of $50,000, in addition to other normal executive employment benefits.

On January 1, 2005 the company entered into an employment agreement with Mr. Jonathan Moss as a Director of Sales and Marketing The agreement provides for an annual salary of GBP 100,000 ($172,000). On 1 March 2005, Mr Moss was appointed as a Director of the Board. No changes were made to Mr Moss’ compensation as a result of this appointment.

Contingencies

On August 6, 1998 Mitchell White commenced an action against Starnet Communications Canada Inc. (“Starnet Canada”) for breach of his employment agreement and wrongful termination of him as a Director. Mr. White alleges that as a result of his wrongful termination as an employee and Director, he was not provided with a severance package in lieu of reasonable notice and he did not receive stock options that he would have otherwise received. Mr. White claims that his losses are in excess of $1.5m. The trial is set for June 2007. In February 2004, Starnet Canada commenced a third party claim against a former Director of Starnet International, Mr. Jack Carley. It is alleged that Mr. Carley was responsible for the termination of Mr. White in 1998. Mr. Carley is also Mr. White’s father-in-law. Management intends to vigorously contest the claim by Mr. White and, in doing so, pursue its third party claim against Mr. Carley. The likelihood of loss, if any, and the costs associated therewith are not determinable at this time.

Thomas A. Kaufmann (“Kaufman”), Gene C. Geiger (“Geiger”) and Roy E. Gould (“Gould”) filed a claim in Colorado against LVA Holdings, Inc. (“LVA”), an indirect subsidiary of the Company. Kaufmann and Geiger were registered representatives associated with securities broker-dealer Spencer Edwards, Inc. in Englewood, Colorado, while Gould was a registered representative with a Canadian broker-dealer, United Capital. On July 18, 2005, an SEC Administrative Law Judge (“ALJ”) issued an Initial Decision finding that Kaufman, Geiger and Gould had “willfully violated” U.S. securities laws. The willful violations of securities laws related to the sale of “Reg S” shares of LVA in 1997 and 1998 without registration or exemption from registration which the ALJ ultimately determined to be an illegal breach of securities laws. Under the ALJ’s Initial Decision, Kaufman, Geiger and Gould were permanently barred from associating with any securities broker or dealer. Kaufman and Geiger were each ordered to disgorge $885,738.62. In addition, Geiger was ordered to pay a civil penalty of $400,000.00, Kaufmann was ordered to pay a civil penalty of $300,000.00. Gould was ordered to disgorge $13,843,650.79 in ill-gotten profits, but that amount was reduced $1,000,000, and monetary penalties were waived in light of Gould’s “demonstrated inability to pay.” Kaufman and Geiger have appealed the ALJ’s findings. Gould has not appealed, and the findings are final as to Gould. LVA was not named as a respondent in the SEC proceedings.

WORLD GAMING PLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 22 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Kaufman, Geiger and Gould (collectively “Plaintiffs”) have now sued LVA in Colorado looking to be reimbursed for the fines, penalties and monies ordered disgorged by the ALJ. Their claims are premised on a theory that they did not know the securities transactions identified above were illegal and were misled by LVA and its agents, which is entirely inconsistent with the findings of fact as presented by the ALJ. LVA removed the case to the U.S. District Court for the District of Colorado based on diversity jurisdiction. Discovery is underway and the case will be tried, if trial is required, in 2007. We believe that the Plaintiffs’ claims are wholly without merit and intend to vigorously defend this action. Plaintiffs have also brought a motion seeking to add World Gaming plc as a party, on the grounds that World Gaming plc is liable for LVA’s debts. We believe this motion is without merit and are vigorously opposing the addition of World Gaming plc as a party.

NOTE 23 – MAJOR CUSTOMERS

Pertinent details of the gross sales to major customers during the year ended December 31, 2005 are as follows:

	2005		2004
CUSTOMERS	GROSS SALES	PERCENT GROSS SALES	GROSS SALES	PERCENT GROSS SALES
Licensing and Fees
- Customer A	$2,725	2.55%	$9,651	59%
- Customer B	$3,687	3.46%	$3,264	20%
- Customer C	$2,546	2.39%	$1,868	11%

Operations
- Customer D	$97,513	91.6%	$—	—%
	$106,471	100%	$14,783	100%

For the fiscal years ending 2003 and 2004 all Gross Sales related to Licensing and Fees.

WORLD GAMING PLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 24 – ACQUISITIONS

On October 25, 2005 the Group announced that it had entered into a conditional agreement to acquire certain assets of Real Entertainment Ltd. and the entire issued capital of DNI Holdings Ltd. (together the “SPORTSBETTING.COM Group”), which was then the Group’s largest licensee. The transaction subsequently completed on December 13, 2005.

The terms of the acquisition were for a maximum consideration of $96m payable 75 percent in cash and 25 percent in new ordinary shares of the Company. On completion in December, $54m was paid in cash to the Vendors. The outstanding consideration was dependent on the agreed profit before tax (“PBT”) achieved by the SPORTSBETTING.COM Group for the year ended December 31, 2005.

In March 2006, the Group and the vendors of the “SPORTSBETTING.COM business agreed the final PBT for the twelve months ended 31 December 2005 of $13.6m. Under the terms of the acquisition agreement this meant that total consideration of $81.8m would be payable, being 6 times the PBT for the period. During the period between completion and agreement of the final PBT, the Group had paid a further $10.8m into escrow, of which $7.2m was paid in December 2005 and the remainder in January 2006. On agreement of the final PBT the Group recovered $3.5m of these escrow funds and $1.2m was released to the vendors. The remaining $6.1m will remain in escrow subject to warranty caveats and will be released to the vendors on 1 October 2006 subject to no warranties having been breached.

In addition, on agreement of the PBT, the company issued $20.4m in new ordinary shares of the Company issued at £1.25p to the vendor subject to agreed lock-up arrangements. $12m in new ordinary shares were issued in December 2005 and deposited into escrow. The remaining $8.4m in new ordinary shares were issued in January 2006 and deposited into escrow pending agreement of the PBT.$2.0m of these shares remain in escrow subject to the same warranty covenants mentioned above.

Financing of the cash portion of consideration was through the Group’s existing cash reserves, plus a $40m loan facility arranged through Barclays PLC. The term of the loan is 27 months from the drawdown date of December 13, 2005. Repayments are due quarterly throughout the term of the loan. In addition, the Group has an unutilised revolving facility with Barclays for $5m. Further cash for the purpose of the Transaction was raised through the Placing of 4.8m new ordinary shares of the Company raising £6m for the Transaction before expenses.

The transaction had an effective date of 1 October 2005. The effective date, which is earlier than the completion date is the date from which all of “SPORTSBETTING.COM’S revenues and costs accrue to the Group. The business was acquired on a cash-free, debt-free basis as at the effective date.

WORLD GAMING PLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 24 – ACQUISITIONS (Continued)

The goodwill arising on the acquisition of the SPORTSBETTING.COM Group was calculated as follows:

	Book value on acquisition $’000	Fair value Adjustment $’000	Fair value to Group $’000
Cash deposits	$100	$—	$100
Debtors and prepayments	282	—	282
Creditors	(145)	—	(145)

Net assets	$237	$—	$237

Consideration			$86,934
Net assets acquired			237

Goodwill arising on acquisition			$86,697

The fair value of consideration as at 13 December 2005 comprised:

Cash			$66,375
Shares			12,000
Deferred consideration – cash			119
Deferred consideration – shares			8,440

Consideration (including $5.1m of expenses)			$86,934

The summarised consolidated profit & loss accounts of the SPORTSBETTING.COM for the periods prior to the acquisition by the Company are:

	1 January 2005 - September 2005 $’000	Year Ended 31 December 2004 $’000
	Unaudited	Unaudited
Gross profit	$18,799	$17,276
Administrative expenses	(9,359)	(10,017)
Exceptional costs	(124)	(1,180)

Profit before tax	$9,316	$6,079

Taxation	—	—

Profit after tax	$9,315	$6,079

There were no other recognised gains or losses in these periods.

WORLD GAMING PLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 25 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

		2005 Aggregate Carrying Amount $’000	2004 Aggregate Carrying Amount $’000
	Currency
Fixed rate liabilities	US $	—	14
	Canadian $	—	—
		—	14

Fixed rate assets	US $	6,172	7,133

		2005 Aggregate Carrying Amount $’000	2004 Aggregate Carrying Amount $’000
	Currency
Interest free liabilities	US $	—	—
	Canadian $	—	—
		—	—

Interest free assets	US $	1,295	717
	Canadian $	84	20
	East Caribbean $	54	74
		1,433	811

		2005 Aggregate Carrying Amount $’000	2004 Aggregate Carrying Amount $’000
Currency
Floating rate liabilities	US $	25,000	—
		15,000	—
	East Caribbean $	—	—
		40,000	—

WORLD GAMING PLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004

NOTE 25 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

The group’s financial instruments comprise borrowings, cash and liquid resources, and various items such as trade debtors and trade creditors that arise directly from its operations. The main risks arising from the group’s financial instruments are interest rate, liquidity and foreign exchange risk. Financial instruments such as trade debtors and creditors have been excluded from the disclosures above. It is, and has been throughout the year, the group’s policy that no trading in financial instruments be undertaken. The fair values of the group’s financial assets and liabilities were not materially different from their book values.

Interest rate/Liquidity risk

Cash balances are placed so as to maximise interest earned while maintaining the liquidity requirements of the business. The Directors regularly review the placing of cash balances. When seeking borrowings, the Directors consider the commercial terms available and consider whether such terms are appropriate to the business.

In respect of the loan facilities with Barclays PLC, the Company has purchased an interest rate hedge contract against U.S. LIBOR. The hedge contract is based on a U.S. LIBOR rate of 5%. On the basis that interest on its loan facilities are based on a margin above U.S. LIBOR, the interest rate hedge contract will act such that the Company shall not be exposed to any increase in interest rates payable where U.S. LIBOR exceeds 5% throughout the period.

Currency Risk Exposure

During the year the Group had minimal currency risk exposure other than that related to translation for accounting purposes.

Maturity of Financial Liabilities

The maturity profile of the Group’s financial liabilities at 31 December 2005 is detailed in the notes to these financial statements.

Floating Rate Liabilities

U.S. dollar denominated floating rate liabilities represent borrowings arranged as part of the Sportsbetting acquisition described at note 25. These facilities are secured by fixed and floating charges over the assets of the Company and a subsidiary WG International Limited under a debenture and composite guarantee given by both companies, are repayable over 27 months commencing from the drawdown date of 13 December 2005.

NOTE 26 – SUBSEQUENT EVENTS

In March 2006, the Group agreed final consideration of $81.8m with the vendors of the SPORTSBETTING.COM business. This consideration has been paid in accordance with the terms of the acquisition agreement.

On 31 March 2006, the Company repaid $6.0m to Barclays PLC in respect of its loan facilities.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD GAMING PLC

Date: June 29, 2006	By:	/s/ A. Daniel Moran
A. Daniel Moran
Chief Executive Officer (principal executive officer) and Director

Date: June 29, 2006	By:	/s/ David Naismith
David Naismith
Chief Financial Officer (principal accounting and financial officer) and Director

Date: June 29, 2006	By:	/s/ Clare Roberts
Clare Roberts
Director

Date: June 29, 2006	By:	/s/ James H. Grossman
James H. Grossman
Chairman of the board and Director

Date: June 29, 2006	By:	/s/ Michael Cumming
Michael Cumming
Director